
02055387

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Marubeni Corporation

*CURRENT ADDRESS 4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo
100-8088
Japan

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 616 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:
DATE : 10/25/02

Marubeni
MARUBENI CORPORATION
C.P.O. BOX 595, TOKYO 100-91, JAPAN
CABLE: MARUBENI TOKYO

To: Mr. Michael Coco
Deputy Secretary
Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission
Washington, DC 20549-0302

September 6, 2002

Re: The Latest Company Information for Rule 12g3-2(b) Exemption

Dear Sirs and Madams,

Thank you for your time in discussing our materials for Rule 12g3-2(b) Exemption in this June. As we promised in our letter on June 28, 2002, we would like to provide the latest company information, such as annual report and Notice of Ordinary General Meeting of Shareholders in fiscal year of 2002, which had been already made public in Japan.

As we are aware that our company's unsponsored ADRs are traded in the US capital market, we request you to reinstate the exemption and include our company name in the List of Foreign Private Issuers (File No. 82-616). For your record, we will continue to send to your Office the latest company information periodically.

Should you have any questions, please contact the undersigned.

Best regards,



Mitsuharu Nakano
Genaral Manager
Capital Market Section,
Finance Department,
Marubeni Corporation

4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo, 100-8088, Japan
TEL 81-3-3282-2270
FAX 81-3-3282-7477
E-mail: Nakano-M@marubeni.com

Please note that this translation does not fully reflect the contents of the Notice of the 78th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only.

June 5, 2002

To our shareholders

Notice of the 78th Ordinary General Meeting of Shareholders

Notice is hereby given that the 78th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and send us the enclosed voting form indicating your approval or disapproval with your seal by return mail to reach us by June 25, 2002.

(1) Date and Time: 10:00 A.M., Wednesday, June 26, 2002

(2) Place: Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 78th Fiscal Year (from April 1, 2001 to March 31, 2002)

Matters for Resolution:

1. To approve the proposed appropriation of the loss for the 78th fiscal year
2. To amend certain parts of the Articles of Incorporation
(The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3 To elect 1 Corporate Auditor due to the resignation of 1 incumbent Corporate Auditor
4. To amend the total remuneration to the Directors
5. To grant retirement remuneration to the retired Directors and the retiring Corporate Auditor

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7,Hommachi 2-chome, Chuo-ku, Osaka
Tohru Tsuji
Representative Director
President and CEO, Member of the Board

INFORMATION ON THE RIGHT TO VOTE

1.The total number of voting rights held by all the shareholders

1,486,527

2.Agenda and Related Matters

1. To approve the proposed appropriation of the loss for the 78th fiscal year

As shown in the attached Financial Statements of the Company for the 78th fiscal year (Attachment I), the unappropriated loss for the fiscal year totaled approximately Japanese Yen 148 billion. We propose to appropriate the unappropriated loss to the entire amount of the earned surplus and a part of the capital surplus, thereby eliminating the unappropriated loss for the 78th fiscal year. We regret to propose that no dividend is to be paid.

2. To amend certain parts of the Articles of Incorporation

We propose to amend part of the Articles of Incorporation as set forth below.

With respect to Article 2, it is proposed to insert "Trading of Greenhouse Gas Emission Permit" as one of the purposes of the Corporation in preparation for the business development hereafter.

Articles 6, 8, 9, 15 and 19 are proposed to be amended following the enactment of the "Law to amend a part of the Commercial Code, etc."(Law No. 79 of 2001) effective as of October 10, 2001 under which certain amendments were made such as abolishment of par share and transition to the new share unit system (Tangen Kabu Seido) from the former share unit system (Tani Kabu Seido).

Article 10 and its supplementary provisions are proposed to be deleted following the abolishment of "Law for exceptions to the Commercial Code concerning the share retirement procedures" (Law No. 55 of 1997) as of October 1, 2001.

Articles 7, 14, 24 and 25 are proposed to be reworded to comply with the provisions of "Law to amend a part of the Commercial Code, etc."(Law No. 128 of 2001) which became effective as of April 1, 2002.

And, following the deletion of Article 10, the sebsequent Articles of present Articles of Incorporation will be renumbered accordingly.

A comparison of the present and the proposed amended texts is as follows:

(The changes are indicated by underlining)

Present Articles of Incorporation	Proposed Amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 2. Purposes The purposes of the Corporation shall be to engage in the following businesses: 1.-26. (omitted)	Article 2. Purposes The purposes of the Corporation shall be to engage in the following businesses: 1.-26. (same as present)
(newly added)	27. Trading of Greenhouse Gas Emission Permit
27.-28. (omitted)	28.-29. (Present item numbers 27. and 28. shall be renumbered as item numbers 28. and 29., respectively.)
Chapter II. Shares	**Chapter II. Shares**
Article 6. Par value of each share and number of shares comprising one unit (Tani)	Article 6. Number of shares comprising one Tangen Unit and non-issuance of share certificate representing Fractional Tangen Unit Shares.
1. The par value of each share of the Corporation shall be Fifty Yen (¥50).	(deleted)
2. The number of shares comprising one unit of the Corporation shall be One Thousand (1,000).	1. The number of shares comprising one Tangen Unit (hereinafter referred to as "Tangen Unit") of the Corporation shall be 1000.
(newly added)	2. The Company shall not issue a share certificate representing the number of shares below one Tangen Unit (hereinafter referred to as "Fractional Tangen Unit Shares") except as may otherwise be provided by the Rules for Handling Shares.
Article 7. Record Date 1. Shareholders who may exercise rights at Ordinary General Meetings of Shareholders with respect to any fiscal period shall be shareholders and the beneficial owners of the shares "Jisshitsu Kabunushi" (hereinafter collectively referred to as the "Shareholders") who are registered in the latest Register of Shareholders and Register of Beneficial Owners of Shares "Jisshitsu Kabunushi Meibo" (hereinafter collectively referred to as the "Register of Shareholders, etc.") as of the last day of each such fiscal period. 2. In addition to the foregoing, in case of necessity, the Corporation may, upon giving prior public notice, temporarily fix a Record Date.	Article 7. Record Date 1. Shareholders who may exercise rights at Ordinary General Meetings of Shareholders with respect to any fiscal period shall be shareholders and the beneficial owners of the shares "Jisshitsu Kabunushi" (hereinafter collectively referred to as the "Shareholders") who are registered or recorded in the latest Register of Shareholders and Register of Beneficial Owners of Shares "Jisshitsu Kabunushi Meibo" (hereinafter collectively referred to as the "Register of Shareholders, etc.") as of the last day of each such fiscal period. 2. (same as present)

Present Articles of Incorporation	Proposed Amendment
Article 8. Transfer Agent 1. The Corporation shall have a transfer agent with respect to its shares. 2. The transfer Agent and its place of business shall be designated by a resolution of the Board of Directors and public notice thereof shall be given. 3. The Register of Shareholders, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of shares, the purchase of fractional units of shares and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.	Article 8. Transfer Agent 1. (same as present) 2. (same as present) 3. The Register of Shareholders, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of share, the purchase of Fractional Tangen Unit Shares and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.
Article 9. Rules for handling shares The denominations of shares certificates, registration of changes in ownership of shares, purchase of fractional units of shares and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.	Article 9. Rules for handling shares The denominations of shares certificates, registration of changes in ownership of shares, purchase of Fractional Tangen Unit Shares and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.
Article 10. Purchase and cancellation of issued shares 1. The Corporation may, by resolution of the Board of Directors, acquire its shares to cancel the same with its earned surplus, to the extent of 140 million shares. 2. The Corporation may, by resolution of the Board of Directors, acquire its shares to cancel the same with its additional paid-in capital, provided, however, that the total number of the acquired shares and the total amount of payment therefor shall be limited to 400 million shares and 150 billion yen, respectively.	(deleted)

Present Articles of Incorporation	Proposed Amendment
Chapter III General Meeting of Shareholders	**Chapter III General Meeting of Shareholders**
Articles 11. – 13. (omitted)	Articles 10. – 12. (Present Articles 11. to 13. shall be renumbered as Articles 10. to 12., respectively.)
Article 14. Exercise of voting rights by proxy A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Corporation having voting rights and submits a power of attorney to the Corporation at each General Meeting of Shareholders.	Article 13. Exercise of voting rights by proxy A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Corporation having voting rights and that the shareholder or the proxy holder submits a power of attorney to the Corporation at each General Meeting of Shareholders.
Chapter IV Directors and Board of Directors	**Chapter IV Directors and Board of Directors**
Article 15. Election of Directors 1. Directors shall be elected at a General Meeting of Shareholders. 2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the shares with voting rights out of the total number of issued and outstanding shares. 3. Election of Directors shall not be conducted by cumulative voting.	Article 14. Election of Directors 1. (Same as present) 2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the total voting rights held by all the shareholders. 3. (Same as present)
Articles 16. – 18. (omitted)	Articles 15. – 17. (Present Articles 16. to 18. shall be renumbered as Articles 15. to 17., respectively.)
Chapter V Corporate Auditors and Board of Corporate Auditors	**Chapter V Corporate Auditors and Board of Corporate Auditors**
Article 19. Election of Corporate Auditors 1. Corporate Auditors shall be elected at a General Meeting of Shareholders. 2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the shares with voting rights out of the total number of issued and outstanding shares.	Article 18. Election of Corporate Auditors 1. (Same as present) 2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the total voting rights held by all the shareholders.

Present Articles of Incorporation	Proposed Amendment
Articles 20. – 22. (omitted)	Articles 19. – 21. (Present Articles 20. to 22. shall be renumbered as Articles 19. to 21., respectively.)
Chapter VI Accounts	**Chapter VI Accounts**
Article 23. (omitted)	Article 22. (Present Article 23. shall be renumbered as Article 22.)
Article 24. Dividends Dividends from profits of the Corporation, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered in the latest Register of Shareholders, etc. as of the last day of the applicable fiscal period.	Article 23. Dividends Dividends from profits of the Corporation, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered or recorded in the latest Register of Shareholders, etc. as of the last day of the applicable fiscal period.
Article 25. Interim Dividends The Corporation may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered in the latest Register of Shareholders, etc. as of September 30 of each year.	Article 24. Interim Dividends The Corporation may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered or recorded in the latest Register of Shareholders, etc. as of September 30 of each year.
Articles 26. and 27. (omitted)	Articles 25. and 26. (Present Articles 26. and 27. are renumbered as Articles 25. and 26., respectively.)
Supplementary Provision Validity of Article 10.2 Article 10.2 shall become invalid with effect from March 31, 2002. However, if the Board of Directors resolves to acquire the Corporation's shares by the above date, Article 10.2 shall survive the aforesaid invalidity date in connection with the acquisition of shares pursuant to such resolution.	(deleted)

Note: All other provisions of the Articles of Incorporation remain unchanged.

3. To elect 1 Corporate Auditor due to the resignation of 1 incumbent Corporate Auditor

The Board of Directors proposes the election of one Corporate Auditor as a substitution for Mr. Takao Mizuno who will be retiring at the close of this meeting. The Board of Directors has obtained the consent of the Board of Corporate Auditors to this Resolution. The candidate for Corporate Auditor is as follows:

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company
Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962: Joined the Company Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation Apr. 2002: Corporate Advisor (full-time) (Present Position)	31,415 shares

Notes: The above candidate has no conflict of interest with the Company.

4. To amend the total remuneration to the Directors

Due to the decrease in the number of Directors, the total remuneration to Directors has been approved to be "within ¥60,000,000 per month", by the Ordinary General Meetings of Shareholders held on June 27, 2001. The Board of Directors proposes that, as the number of Directors further decreases to 9, the total remuneration to Directors shall be amended to be "within ¥25,000,000 per month". As before, the remuneration to Directors described above shall not include any salary paid or to be paid for services as employees to Directors who are concurrently serving as employees.

5. To grant retirement remuneration to the retired Directors and the retiring Corporate Auditor

The Board of Directors proposes that retirement remuneration shall be granted to the retired Directors, Messrs. Seinosuke Okazaki and Kazuhiko Nishizawa who retired on September 30, 2001, Mr. Iwao Toriumi who retired on December 31, 2001, and Messrs. Inoshin Kitamura, Hirohiko Kubo, Takeyoshi Watanabe, Kazuhiro Owaki, Kazuhiko Sakamoto, Noritsugu Watanabe, Hidekatsu Yamamoto, Chiaki Takahata, Tamio Suzuki, Akira Matsuda, Kiyoshi Yoshimitsu, Makoto Isogai, Yasutaka Emori, Sadashi Iida, Masakatsu Takita, Tomoyuki Nakayama and Tadatsugu Nakajima who retired on March 31, 2002, and the retiring Corporate Auditor, Mr. Takao Mizuno who will be retiring at the close of this meeting, in gratitude for work they have performed during their terms of office.

The Board of Directors also proposes that the retirement remuneration shall be granted in accordance

with the Company standards and that the determination of the amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors, in the case of the retired Directors, and to consultation among the Corporate Auditors, in the case of the retiring Corporate Auditor. As for Mr. Iwao Toriumi, who has beforehand volunteered for giving up two-thirds of the amount of retirement remuneration which he would otherwise be granted under the Company standards, the Board of Directors proposes that the amount of retirement remuneration granted to him shall be reduced to such extent.

Career overviews of the retired Directors and the retiring Corporate Auditor are as follows:

Name	Career Overview
Iwao Toriumi	Jun. 1986: Director Jun. 1989: Managing Director Jun. 1990: Senior Managing Director Jun. 1991: Executive Vice President, Director Aug. 1992: President Apr. 1999: Chairman, Executive Director Dec. 2001: Retired
Inoshin Kitamura	Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation Mar. 2002: Retired
Hirohiko Kubo	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director; General Manager for Europe and Africa; Managing Director, Marubeni Europe Plc. Mar. 2002: Retired
Takeyoshi Watanabe	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Chief Representative in Indonesia; President, P.T. Marubeni Indonesia; Executive Officer for the ASEAN Region Mar. 2002: Retired
Kazuhiro Owaki	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div. Mar. 2002: Retired
Kazuhiko Sakamoto	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.; Vice Chairman of Investment and Credit Committee Mar. 2002: Retired

Name	Career Overview
Noritsugu Watanabe	Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. Mar. 2002: Retired
Hidekatsu Yamamoto	Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for China; President and Chairman, Marubeni China Co., Ltd.; General Manager, Beijing Office Mar. 2002: Retired
Seinosuke Okazaki	Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. Sep. 2001: Retired
Chiaki Takahata	Jun. 1997: Director Apr. 2001: Director; General Manager, Nagoya Branch Mar. 2002: Retired
Tamio Suzuki	Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Development & Construction Div. Mar. 2002: Retired
Akira Matsuda	Jun. 1999: Director Apr. 2001: Director; Chief Operating Officer, Plant & Ship Div. Mar. 2002: Retired
Kiyoshi Yoshimitsu	Jun. 1999: Director Apr. 2000: Director; Chief Operating Officer, Utility & Infrastructure Div. Mar. 2002: Retired
Kazuhiko Nishizawa	Jun. 2000: Director Sep. 2001: Director; Chief Operating Officer, Iron & Steel Div.; General Manager, Iron & Steel Administration Dept. Sep. 2001: Retired
Makoto Isogai	Jun. 2000: Director; Chief Operating Officer, Forest Products & General Merchandise Div. Mar. 2002: Retired
Yasutaka Emori	Jun. 2000: Director Jan. 2001: Director; Chief Operating Officer, Transportation & Industrial Machinery Div. Mar. 2002: Retired
Sadashi Iida	Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, IT Business Div. Mar. 2002: Retired
Masakatsu Takita	Jun. 2001: Director; Chief Operating Officer, Textile Div. Mar. 2002: Retired
Tomoyuki Nakayama	Jun. 2001: Director; Chief Operating Officer, Agri-Marine Products Div. Mar. 2002: Retired
Tadatsugu Nakajima	Jun. 2001: Director; Chief Operating Officer, Metals & Mineral Resources Div. Mar. 2002: Retired
Takao Mizuno	Jun. 1999: Corporate Auditor (full-time) (Present Position)



02 OCT 21 AM 9:00

October 17, 2002

Mr. Michael Coco
Attorney-Advisor
Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities & Exchange Commission

Reinstatement Application for Rule 12g3-2(b) Exemption

Dear Mr. Coco,

Thank you for your advice regarding Rule 12g3-2(b) Exemption.
We hereby enclose required information under Rule 12g3-2(b).
Please kindly review those materials and we hope you could provide us with your authorization to list our company name, Marubeni Corporation, on "List of Foreign Issuers That Have Submitted Information Under the Exemption Relating to Certain Foreign Securities".
If there is still missing information, please let us know so that we could send them promptly.
We look forward to having your kind reply.

Very truly yours,

Makoto Ikoma
Manager
Corporate Communications & Investor Relations Dept.
Marubeni Corporation

4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo, 100-8088, Japan
Phone: 81-3-3282-2416
Fax: 81-3-3282-2331
E-mail: Ikoma-M@marubeni.com

List of Information Under Rule 12g3-2(b)

1. Annual Report Fiscal Year 2001 & 2002
2. Notice of Ordinary General Meeting of Shareholders in 2001 [77th] & 2002 [78th]
3. Financial Statements
   +Interim Financial Results for FY2000 (Apr.1 - Sep.30, 2000)
   +Financial Results for FY2000 (Apr.1, 2000 – Mar.31, 2001)
   +Summary of Consolidated Financial Statements for 1st Quarter of FY2001 (Apr1. - Jun.30, 2001)
   +Interim Financial Results for FY2001 (Apr.1 – Sep.30, 2001)
   +Summary of Consolidated Financial Statements for 3rd Quarter of FY2001 (Oct.1 – Dec.31, 2001)
   +Financial Results for FY2001 (Apr.1,2001 – Mar.31, 2002)
   +Summary of Consolidated Financial Results for 1st Quarter of FY2002 (Apr.1 – Jun.30, 2002)
4. IR Presentation Materials
   +@action21 "A" PLAN [Nov. 8, 2001]
   +Progress Report on @ction21 "A" PLAN [Feb.6, 2002]
   +Financial Results for FY2001 and Prospects for FY2002 [May 24, 2002]
   +POST "A" PLAN – Outline of New Medium Term Management Plan (FY2003-FY2005) [May24, 2002]
5. FACT BOOK 2001 [FY2000] & 2002 [FY2001]
6. "SHOSHA" Quarterly Magazines
   [Apr. 2001, July 2001, Oct. 2001, Jan. 2002, Apr.2002, July 2002]
7. Press Releases
   Major releases during Jan.2001 through Oct. 2002

Please note that this translation does not fully reflect the contents of the Notice of the 77th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only.

June 12, 2001

To our shareholders

Notice of the 77th Ordinary General Meeting of Shareholders

Notice is hereby given that the 77th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and send us the enclosed voting form indicating your approval or disapproval with your seal by return mail to reach us by June 26, 2001.

(1) Date and Time: 10:00 A.M., Wednesday, June 27, 2001

(2) Place: Marubeni Corporation 2nd floor
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 77th Fiscal Year (from April 1, 2000 to March 31, 2001)

Matters for Resolution:

1. To approve the proposed appropriation of retained earnings for the 77th fiscal year
2. To amend certain parts of the Articles of Incorporation (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3. To elect 29 Directors due to the expiry of the terms of all of the 36 incumbent Directors
4. To elect 2 Corporate Auditors due to the resignation of 2 incumbent Corporate Auditors
5. To amend the total remuneration to the Directors and Corporate Auditors
6. To grant retirement remuneration to the retiring Directors and Corporate Auditors and to grant condolence money for respect of Mr. Yoshiya Toyoda, a deceased Director
7. To approve the Plan of Corporate Split (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka
Tohru Tsuji
Representative Director
President and CEO, Director

INFORMATION ON THE RIGHT TO VOTE

1. The total number of shares having voting rights owned by shareholders

1,487,130,000 shares

2. Agenda and Related Matters

1. To approve the proposed appropriation of retained earnings for the 77th fiscal year

As shown in the attached Financial Statement of the Company for the 77th fiscal year (Attachment I), the net income for the fiscal year totaled approximately Japanese Yen 4 billion. However, in order to reinforce the shareholders' equity and give top priority to the improvement of financial strength, we propose that no dividend is to be paid.

2. To amend certain parts of the Articles of Incorporation

We propose to amend part of the Articles of Incorporation as set forth below.

So as to enable the Company to convene a general meeting of shareholders in Tokyo in the future, it is proposed to insert a new paragraph 3 in Article 11 of the present Articles of Incorporation.

A comparison of the present and the proposed amended texts is as follows:

(The changes are indicated by underlining)

Present Articles of Incorporation	Proposed Amendment
Chapter 3. General Meeting of Shareholders	**Chapter 3. General Meeting of Shareholders**
Article 11. Time of Convocation	Article 11. Time <u>and Place</u> of Convocation
(1) The Ordinary General Meeting of Shareholders shall be convened in June of each year.	(1) The Ordinary General Meeting of Shareholders shall be convened in June of each year.
(2) In addition to the preceding paragraph, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.	(2) In addition to the preceding paragraph, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.
(newly added)	<u>(3) General Meetings of Shareholders shall be convened in the Corporation's head office location or in a place adjacent thereto or in any of the 23 Wards (ku) of Tokyo.</u>

Note: All other provisions of the Articles of Incorporation remain unchanged.

3. To elect 29 Directors due to the expiry of the terms of all of the 36 incumbent Directors

The terms of all of the 36 incumbent Directors will expire at the close of the 77th Ordinary General Meeting of Shareholders.

Accordingly, the Board of Directors proposes the election of 29 Directors. The nominees for Directors are as follows:

＊ indicates newly nominated candidates.

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
1	Iwao Toriumi (Feb. 22, 1933)	Apr. 1956: Joined the Company Jun. 1986: Director Jun. 1989: Managing Director Jun. 1990: Senior Managing Director Jun. 1991: Executive Vice President, Director Aug. 1992: President Apr. 1999: Chairman, Executive Director (Present Position) (President, Fuyo Kanko Co., Ltd.)	31,225 shares
2	Tohru Tsuji (Feb 10, 1939)	Apr. 1961: Joined the Company Jun. 1991: Director Jun. 1995: Managing Director Jun. 1997: Senior Managing Director Apr. 1999: President and CEO, Director (Present Position)	37,112 shares
3	Katsuo Koh (Oct. 5, 1940)	Apr. 1963: Joined the Company Jun. 1993: Director Jun. 1996: Managing Director Apr. 1998: Senior Managing Director Apr. 2000: Executive Vice President, Director Apr. 2001: Executive Vice President, Director; CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div. (Present Position)	17,219 shares
4	Yuichi Ishimaru (May 29, 1939)	Apr. 1963: Joined the Company Jun. 1995: Director Apr. 1998: Managing Director Apr. 2000: Senior Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Corporate Strategies Dept.; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Business Incubation Dept.; Chairman of Security Export Control Committee (Present Position)	18,000 shares
5	Kenichi Nishida (Mar. 5, 1940)	Apr. 1963: Joined the Company Jun. 1994: Director Jun. 1997: Managing Director Apr. 2001: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.; Stationed at Osaka Headquarters (Present Position)	27,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
6	Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962: Joined the Company Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation (Present Position)	22,415 shares
7	Nobuo Katsumata (Dec. 5, 1942)	Apr. 1966: Joined the Company Jun. 1996: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Human Resources Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Member of Corporate Management Committee, Advisor to the President for Forest Products & General Merchandise Div.; Chairman of Investment and Credit Committee (Present Position) (Chairman, Nippon Finnpap, Ltd.)	24,000 shares
8	Shigeki Kuwahara (Mar. 4, 1944)	Apr. 1966: Joined Ministry of International Trade and Industry Nov. 1991: Planning Dept. Director General, Small and Medium Enterprise Agency Jun. 1993: Director-General for Small and Medium Enterprise Policy, Small and Medium Enterprise Agency Jul. 1994: Director-General, Kanto Bureau of International Trade and Industry Jul. 1995: Board Member, The Japan Regional Development Corporation Apr. 1998: Joined the Company Jun. 1998: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Energy Div., Metals & Mineral Resources Div. and Chemicals Div. (Present Position) (Representative Director, Japan Sakhalin Pipeline FS Co., Ltd.)	13,000 shares
9	Hirohiko Kubo (Mar. 19, 1942)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director; General Manager for Europe and Africa; Managing Director, Marubeni Europe Plc. (Present Position)	6,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
10	Takeyoshi Watanabe (Feb. 3, 1943)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Chief Representative in Indonesia; President, P.T. Marubeni Indonesia; Executive Officer for the ASEAN Region (Present Position)	6,000 shares
11	Kazuhiro Owaki (Aug. 25, 1941)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div. (Present Position) (Director and Chairman, Vectant, Inc.)	8,000 shares
12	Kazuhiko Sakamoto (Dec. 20, 1945)	Apr. 1968: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.; Vice Chairman of Investment and Credit Committee (Present Position)	27,287 shares
13	Noritsugu Watanabe (Feb. 11, 1942)	Apr. 1965: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. (Present Position) (Director and Chairman, Helena Chemical Company)	23,504 shares
14	Hidekatsu Yamamoto (Aug. 29, 1942)	Apr. 1965: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for China; President and Chairman, Marubeni China Co., Ltd.; General Manager, Beijing Office (Present Position)	14,127 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
15	Toshio Nakagawa (Mar. 2, 1947)	Apr. 1969: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; Chief Operating Officer, Chemicals Div. (Present Position) (Director and Chairman, Maxroy Corporation)	11,058 shares
16	Seinosuke Okazaki (Aug. 15, 1939)	Apr. 1964: Joined Tokyo Tsusho Kaisha, Ltd. (The name of the company changed to Totsu Co., Ltd. as of Apr. 1965) Apr. 1966: Transferred to the Company Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. (Present Position)	10,054 shares
17	Yuji Kato (Dec. 15, 1945)	Apr. 1968: Joined the Company Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Chief Operating Officer, Energy Div. (Present Position) (President, Fuyo Petroleum Development Corporation; President, Japan Peru Oil Co., Ltd.; President, Qatar Third Train Finance Co., Ltd.; Representative Director, Qatar LNG Investment Co., Ltd.; President, Marubeni Petroleum Co., Ltd.)	10,000 shares
18	Chiaki Takahata (Jun. 19, 1944)	Apr. 1968: Joined the Company Jun. 1997: Director Apr. 2001: Director; General Manager, Nagoya Branch (Present Position)	10,006 shares
19	Tamio Suzuki (Jul. 12, 1946)	Apr. 1969: Joined the Company Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Development & Construction Div. (Present Position) (Chairman, Executive Director, Koshigaya Community Plaza Corporation)	11,000 shares
20	Akira Matsuda (Jul. 4, 1946)	Apr. 1970: Joined the Company Jun. 1999: Director Apr. 2001: Director; Chief Operating Officer, Plant & Ship Div. (Present Position) (President, Royal Maritime Corporation)	18,164 shares
21	Kiyoshi Yoshimitsu (Jun. 11, 1947)	Apr. 1971: Joined the Company Jun. 1999: Director Apr. 2000: Director; Chief Operating Officer, Utility & Infrastructure Div. (Present Position) (President, Marubeni Power Ventures, Inc.; President, Marubeni MS Power, Inc.)	9,000 shares
22	Kazuhiko Nishizawa (Oct. 14, 1942)	Apr. 1966: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, Iron & Steel Div. (Present Position)	10,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
23	Makoto Isogai (Jul. 25, 1946)	Apr. 1969: Joined the Company Jun. 2000: Director; Chief Operating Officer, Forest Products & General Merchandise Div. (Present Position)	5,765 shares
24	Kazuo Ogawa (Oct. 8, 1947)	Apr. 1970: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept. (Present Position)	6,212 shares
25	Yasutaka Emori (Aug. 11, 1943)	Apr. 1966: Joined the Company Jun. 2000: Director Jan. 2001: Director; Chief Operating Officer, Transportation & Industrial Machinery Div. (Present Position)	8,110 shares
26	Sadashi Iida (Aug. 20, 1948)	Apr. 1971: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, IT Business Div. (Present Position)	6,430 shares
27	* Masakatsu Takita (Jul. 18, 1945)	Apr. 1969: Joined the Company Apr. 1995: General Manager, Corporate Planning & Coordination Dept. Apr. 1998: General Manager, Textile Administration Dept. Apr. 2000: Senior Operating Officer, Textile Div.; General Manager, Textile Administration Dept. Apr. 2001: Chief Operating Officer, Textile Div. (Present Position)	9,652 shares
28	* Tomoyuki Nakayama (May 16, 1948)	Apr. 1971: Joined the Company Apr. 1994: General Manager, Meat Dept. Apr. 1998: Senior Assistant to the ECO, Food Div. Jul. 1998: Senior Managing Director, Marubeni Chikusan Corporation Apr. 2000: Senior Operating Officer, Agri-Marine Products Div. Apr. 2001: Chief Operating Officer, Agri-Marine Products Div. (Present Position)	40,000 shares
29	* Tadatsugu Nakajima (Jun. 21, 1945)	Apr. 1969: Joined the Company Apr. 1997: General Manager, Light Metals Dept. Apr. 1999: Deputy General Manager, Non-Ferrous & Light Metals Div. Apr. 2000: Senior Operating Officer, Metals & Mineral Resources Div.; Chief Information Officer, Metals & Mineral Resources Div. Apr. 2001: Chief Operating Officer, Metals & Mineral Resources Div. (Present Position)	3,000 shares

Notes:
1. None of the above candidates has a conflict of interest with the Company.
2. In accordance with Article 15 of the Articles of Incorporation, the election of Directors shall not be conducted by cumulative voting.

4. To elect 2 Corporate Auditors due to the resignation of 2 incumbent Corporate Auditors

The following 2 Corporate Auditors will resign at the close of the 77th Ordinary General Meeting of Shareholders:

Sumiko Takahara

Tatsuhiko Tsukuda

Accordingly, the Board of Directors proposes the election of 2 Corporate Auditors. The nominees for Corporate Auditors are as follows:

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
1	Hiroaki Shinoda (Dec. 18, 1944)	Apr. 1967: Joined The Fuji Bank, Ltd. Jun. 1996: Director, The Fuji Bank, Ltd. Apr. 1998: Managing Director, The Fuji Bank, Ltd. Sep. 2000: Managing Executive Officer, Mizuho Holdings, Inc. May 2001: Advisor, The Fuji Bank, Ltd. (Present Position)	0 shares
2	Tatechika Umeda (Oct. 2, 1941)	Apr. 1964: Joined The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1996: Director, The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1999: Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. Nov. 2000: Senior Executive Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. (Present Position)	0 shares

Notes: 1. None of the above candidates has a conflict of interest with the Company.

2. Messrs. Hiroaki Shinoda and Tatechika Umeda are candidates for the outside Corporate Auditors required by Article 18, Paragraph 1 of the Law For Special Exceptions To The Commercial Code Concerning Audit, Etc. Of Kabushiki Kaisha.

5. To amend the total remuneration to the Directors and Corporate Auditors

The total remuneration to Directors and Corporate Auditors has been approved to be "within ¥90,000,000 per month" and "within ¥10,000,000 per month" respectively, by the Ordinary General Meetings of Shareholders held on June 27, 1991 and June 29, 1994. The Board of Directors proposes that, as the numbers of Directors and Corporate Auditors decrease, the total remuneration to Directors shall be amended to be "within ¥60,000,000 per month" and the total remuneration to Corporate Auditors to be "within ¥8,000,000 per month". As before, the remuneration to Directors described above shall not include any salary paid or to be paid for services as employees to Directors who are concurrently serving as employees.

If Resolutions 3 and 4 are approved, the Company will have 29 Directors and 4 Corporate Auditors.

6. To grant retirement remuneration to the retiring Directors and Corporate Auditors and to grant condolence money for respect of Mr. Yoshiya Toyoda, a deceased Director

The Board of Directors proposes that retirement remuneration shall be granted to the following Directors and Corporate Auditors who will be retiring at the close of the 77th Ordinary General Meeting of Shareholders and that retirement remuneration and condolence money shall be granted for respect of Mr. Yoshiya Toyoda who passed away on February 26, 2001, in accordance with the rules and customs of the Company. The retiring Directors are Masaru Mizuno, Tetsuo Nishizaka, Masao Matsui, Hideya Taida, Yoshio Fujimoto, Naoyuki Morimoto, Takeshi Hojo, Takabumi Konishi, Tatsuji Sueki and Katsuhiko Ibaraki. The retiring Corporate Auditors are Sumiko Takahara and Tatsuhiko Tsukuda.

The Board of Directors also proposes that the determination of the amount, timing and manner of granting of such retirement remuneration and condolence money shall be left to the discretion of the Board of Directors, in the case of the Directors, and to consultation among the Corporate Auditors, in the case of the Corporate Auditors.

Career overviews of the retiring Directors and Corporate Auditors are as follows:

Name	Career Overview
Masaru Mizuno	Jun. 1992: Director Jun. 1995: Managing Director Jun. 1997: Senior Managing Director Apr. 1999: Executive Vice President, Director Apr. 2000: Executive Vice President, Director; CIO; Executive Corporate Officer, Business Solutions Dept.; Member of Corporate Management Committee, Advisor to the President for Chemicals Div.; Chairman of Investment and Credit Committee Apr. 2001: Executive Vice President, Director; Advisor to the President (Present Position)
Tetsuo Nishizaka	Jun. 1993: Director Jun. 1996: Managing Director Jun. 1997: Senior Managing Director Apr. 2000: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Transportation & Industrial Machinery Div. Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)
Masao Matsui	Jun. 1993: Director Jun. 1997: Managing Director Apr. 1998: Senior Managing Director Oct. 2000: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.; Stationed at Osaka Headquarters Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)
Hideya Taida	Jun. 1993: Director Jun. 1996: Managing Director Apr. 1999: Senior Vice President, Director Apr. 2000: Senior Vice President, Director; Executive Corporate Officer, General Affairs Dept., Corporate Strategies Dept., Information Systems Dept., Logistics & Insurance Management Dept. and Logistics & Insurance Business Dept.; Chairman of Committee on Global Environmental Preservation; Chairman of Security Export Control Committee Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)

Name	Career Overview
Yoshio Fujimoto	Jun. 1995: Director Apr. 1998: Managing Director Apr. 2000: Corporate Vice President, Director; Chief Representative in Indonesia; Executive Officer for the ASEAN Region Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Naoyuki Morimoto	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director; General Manager, Nagoya Branch Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Yoshiya Toyoda (deceased)	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director Apr. 2000: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. Jan. 2001: Corporate Vice President, Director; Advisor to the President Feb. 2001: Deceased
Takeshi Hojo	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director; President, Marubeni Philippines Corporation Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Takabumi Konishi	Jun. 1997: Director Apr. 2000: Director; Chief Operating Officer, Metals & Mineral Resources Div. Apr. 2001: Director, Senior Corporate Officer, Human Resources Dept. (Present Position)
Tatsuji Sueki	Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Agri-Marine Products Div. Apr. 2001: Director, Assistant Advisor to the President for Agri-Marine Products Div. (Present Position)
Katsuhiko Ibaraki	Jun. 1999: Director Apr. 2000: Director; Senior Corporate Officer, Corporate Accounting Dept., Finance Dept. and Structured Finance Dept.; General Manager, Finance Dept. Apr. 2001: Director; Senior Corporate Officer, Corporate Planning & Coordination Dept. (Present Position)
Sumiko Takahara	Jun. 1999: Corporate Auditor (Present Position)
Tatsuhiko Tsukuda	Jun. 1999: Corporate Auditor (Present Position)

7. To approve Plan of Corporate Split

1. Reasons for Joint Corporate Split *(kyodo shinsetsu bunkatsu)*

The Company has made efforts to seek further efficiency in its steel products businesses through the consolidation and reorganization of its domestic and overseas businesses and has made certain strategic moves to structure new functions. However, as the consolidation and reorganization of both the steel industry and its customer base have become global trends, the implementation of structural reform and enhancement of competitiveness have become urgent issues for the steel products businesses of all trading companies.

The Company has decided that the consolidation of its steel products businesses with those of ITOCHU Corporation ("ITOCHU") will be the best response to address such issues and to further enhance its position in the steel industry. By this consolidation, the Company will seek economies of scale arising from increased trade volumes and the Company believes that it will be able to realize further efficiency and to strengthen the competitiveness of its steel products businesses together with the reorganization of sales and management works.

2. Contents of Plan of Corporate Split *(bunkatsu keikakusho)*

The Company and ITOCHU will cause a jointly owned new company ("NewCO") to succeed to their steel products businesses and related assets and liabilities (together the "Steel Business"). This split and transfer of the Steel Business into NewCo is called "Split". Marubeni will prepare its Plan of Corporate Split *(bunkatsu keikakusho)* concerning the Split as follows:

(1) Articles of Incorporation of NewCo

The Articles of Incorporation of NewCo shall be as in the document "Articles of Incorporation" attached hereto.

(2) Class and number of shares to be issued at Split and terms of allocation

NewCo shall issue six hundred thousand (600,000) ordinary shares at Split, and allocate three hundred thousand (300,000) shares to the Company and three hundred thousand (300,000) shares to ITOCHU. The par value of each share of NewCo shall be fifty thousand Yen (¥50,000).

(3) Capital and capital reserve fund of NewCo

Capital and capital reserve fund are as follows:

①Capital	Thirty Billion Yen (¥30,000,000,000)
②Capital reserve fund	Value of assets transferred from the Company and ITOCHU to NewCo less amount of capital set forth above and amount of liabilities transferred by the Company and ITOCHU to NewCo.

(4) Date of Split

The Date of Split shall be October 1, 2001; provided, however, that, if necessary, the Company and ITOCHU may change the Date of Split upon discussion with each other.

(5) Rights and obligations to which NewCo will succeed

NewCo will succeed to, at the Date of Split, the assets and liabilities, employment agreements and other rights and obligations related to the Steel Business from the Company and ITOCHU (hereinafter called the "Transferred Rights and Obligations") as follows:

① Transferred Rights and Obligations from the Company shall be as described below. From the Date of Split, the Company will remain liable and will be jointly and severally liable with NewCo for the obligations to which NewCo succeeds (including its obligations under employment agreements). Therefore, after the Date of Split, any creditors of such obligations may make a claim for payment not only to NewCo but also to the Company.

i. Assets, liabilities and related rights and obligations to be transferred

Any and all assets, liabilities and related rights and obligations as of the Date of Split which are related to the Steel Business at Iron & Steel Division or branches and offices of the Company worldwide except for assets, liabilities and related rights and obligations

belonging to the business of Iron & Steel Strategies and Coordination Department.

ii. Employment Agreements to be transferred

Employment agreements with employees who are primarily engaged in the Steel Business (excluding employees who are exclusively engaged in the business of Iron & Steel Strategies and Coordination Department, who are seconded to Iron & Steel Division intra-company, who are seconded from Iron & Steel Division intra-company to another division with the expectation that they will remain in such division, Chief Operating Officer of Metal & Energy Group of Marubeni Europe P.L.C., and General Managers of Representative Office in Oman and Phnom Penh Liaison Office) and rights and obligations related thereto.

Employees who are primarily engaged in the Steel Business means as follows:

a. Employees who are exclusively engaged in the Steel Business in Iron & Steel Division and in branches and offices worldwide; and

b. All employees whose corporate domicile is in Iron & Steel Division (including seconded personnel, employees who are stationed overseas, and trainees).

Employees whose corporate domicile is in Iron & Steel Division means employees who were primarily engaged in the business of Iron & Steel Division in the past, are currently primarily engaged in business other than that of Iron & Steel Division on a temporary basis by company orders, and are clearly supposed to primarily engage in the business of Iron & Steel Division once the work pursuant to the company orders is complete.

NewCo shall automatically succeed to employment agreements between the above employees and the Company and related rights and obligations in accordance with the following classifications and dates:

Classification of employees	Date of transfer
Employees who, as of September 30, 2001, are 40 years of age or older (excluding Chief Representative in Mercosur, General Manager of Tripoli Office and General Manager of Administration Dept. and Accounting Dept. of Marubeni Iran Co., Ltd.)	Date of Split
Chief Representative in Mercosur, General Manager of Tripoli Office and General Manager of Administration Dept. and Accounting Dept. of Marubeni Iran Co., Ltd.	Date of return
Employees who will turn 40 during the period from October 1, 2001 to September 30, 2004	March 31 or September 30 after their 40th birthday (whichever comes earlier)
Employees who, as of September 30, 2004 will be under the age of 40	September 30, 2004

② The Transferred Rights and Obligations from ITOCHU shall be as described below. From the Date of Split, ITOCHU will remain liable and will be jointly and severally liable with NewCo for the obligations to which NewCo succeeds (including its obligations under employment agreements). Therefore, after the Date of Split, any creditors of such obligations may make a claim for payment not only to NewCo but also to ITOCHU.

i. Assets, liabilities and related rights and obligations to be transferred

Any and all assets, liabilities and related rights and obligations as of the Date of Split which are related to the Steel Business at Iron & Steel Division or branches and offices of ITOCHU worldwide except for assets, liabilities and related rights and obligations belonging to the business of the Steel Business Integration Committee.

ii. Employment Agreements to be transferred

Employment agreements with employees who are primarily engaged in the Steel

Business (excluding employees whose corporate domicile is in the Headquarters Administrative Divisions or who are seconded on permanent basis on the basis that they would not return to engage in the Steel Business) and rights and obligations related thereto.

Employees who are primarily engaged in the Steel Business means as follows:

a. Employees whose corporate domicile is in Iron & Steel Division (including seconded personnel, employees who are stationed overseas, and trainees); and

b. Employees who are exclusively engaged in the Steel Business and whose corporate domicile is in any business unit under the direct control of Energy, Metals and Minerals Company and branches and offices worldwide.

Employees whose corporate domicile is in certain business units means employees who were primarily engaged in the business of such units in the past, are currently primarily engaged in business other than that of such units on a temporary basis by company orders, and are clearly supposed to primarily engage in the business of such units once the work pursuant to the company orders is complete.

NewCo shall automatically succeed to the employment agreements between the above employees and ITOCHU and related rights and obligations in accordance with the following classifications and dates:

Classification of employees	Date of transfer
Employees who, as of September 30, 2001, are 40 years of age or older (excluding General Manager for Gulf Area, General Manager, Melbourne Office, Itochu Australia Ltd., and General Manager for all CIS Countries)	Date of Split
General Manager for Gulf Area, General Manager, Melbourne Office, Itochu Australia Ltd., and General Manager for all CIS Countries	Date of return
Employees who will turn 40 during the period from October 1, 2001 to September 30, 2004	March 31 or September 30 after their 40th birthday (whichever comes earlier)
Employees who, as of September 30, 2004, will be under the age of 40	September 30, 2004

(6) Maximum amount of distribution of profits and interim dividends

① The Company may pay dividends to shareholders who are registered in the latest Register of Shareholders as of September 30, 2001 in accordance with Paragraph 1 of Article 293-5 of the Commercial Code in an aggregate amount not exceeding four billion five hundred million Yen (¥4,500,000,000)(three Yen (¥3) per share).

② ITOCHU may distribute profits to shareholders who are registered in the latest List of Stockholders as of March 31, 2001 in an aggregate amount not exceeding seven billion two hundred million Yen (¥7,200,000,000)(five Yen (¥5) per share). ITOCHU may also distribute money (hereinafter called the "Interim Dividends") to shareholders who are registered in the latest List of Stockholders as of September 30, 2001 in accordance with Paragraph 1 of Article 293-5 of Commercial Code in an aggregate amount not exceeding fourteen billion eight hundred million Yen (¥14,800,000,000)(ten Yen (¥10) per share). The above limit on Interim Dividends is (i) subject to the approval of the first resolution at the Ordinary General Meeting of Shareholders to be held on June 29, 2001, regarding the proposed appropriation of retained earnings for the 77th fiscal year; and (ii) is calculated based on the maximum allowable distribution of profit under the Commercial Code.

(7) Name of Directors, Corporate Auditors and Independent Auditors of NewCo

Name of Directors, Corporate Auditors and Independent Auditors of NewCo will be as follows:

① Name of Directors

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Akio Shigetomi (Oct. 7, 1942)	Apr. 1965 Joined ITOCHU Jun. 1998 Director Apr. 2000 Managing Director Apr. 2001 Managing Director; Chairman, Steel Business Integration Committee (Present Position)	The Company 0 shares ITOCHU 17,000 shares
Seinosuke Okazaki (Aug. 15, 1939)	Apr. 1964 Joined Tokyo Tsusho Kaisha, Ltd. (the name of the company changed to Totsu Co., Ltd. as of April 1965) Apr. 1966 Transferred to the Company Jun. 1999 Director Apr. 2001 Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. (Present Position)	The Company 10,054 shares ITOCHU 0 shares
Kazuhiko Nishizawa (Oct. 14, 1942)	Apr. 1966 Joined the Company Jun. 2000 Director Apr. 2001 Director; Chief Operating Officer, Iron & Steel Div. (Present Position)	The Company 10,000 shares ITOCHU 0 shares
Toshio Kimura (Mar. 10, 1946)	Apr. 1968 Joined ITOCHU Apr. 1995 General Manager, Basic Industries Group Planning & Coordinating Dept. Apr. 1997 General Manager, Metals & Minerals Group Planning Dept. Jul. 1998 Chief Operating Officer, Iron & Steel Div. Jun. 1999 Executive Officer Chief Operating Officer, Iron & Steel Div. Apr. 2000 Executive Officer; Chief Operating Officer, Iron & Steel Div.; Chief Information Officer, Energy, Metals & Minerals Company Apr. 2001 Managing Executive Officer Chief Operating Officer, Iron & Steel Div. (Present Position)	The Company 0 shares ITOCHU 2,270 shares
Akio Kitaarashi (Dec. 13, 1946)	Apr. 1969 Joined the Company Apr. 1994 General Manager, Steel Sheets Dept.-II Apr. 1996 General Manager, Steel Sheets Dept. Apr. 1998 Deputy General Manager, Iron & Steel Div. Apr. 2000 Senior Operating Officer, Iron & Steel Div. Apr. 2001 Senior Operating Officer, Iron & Steel Div. (Present Position)	The Company 2,052 shares ITOCHU 0 shares

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Sadakazu Abe (Jan. 18, 1945)	Apr. 1968 Joined ITOCHU Apr. 1996 General Manager, Metal Group Control Dept. Apr. 1997 Chief Financial Officer, Metals & Minerals Company Apr. 2000 Chief Financial Officer, Energy, Metals & Minerals Company (Present Position)	The Company 0 shares ITOCHU 100 shares
Takaharu Sato (Aug. 15, 1946)	Apr. 1970 Joined the Company Oct. 1996 General Manager, Overseas Iron & Steel Dept. Apr. 2000 Senior Operating Officer, Iron & Steel Div. (Present Position)	The Company 10,000 shares ITOCHU 0 shares
Tsunekatsu Yonezawa (Aug. 4, 1948)	Apr. 1971 Joined ITOCHU Apr. 1996 General Manager, Steel Sheet Dept. No.1 Apr. 1999 General Manager for Oceania (Present Position) (Managing Director & CEO, ITOCHU Australia Ltd.)	The Company 0 shares ITOCHU 4,000 shares
Katsuo Koh (Oct. 5, 1940)	Apr. 1963 Joined the Company Jun. 1993 Director Jun. 1996 Managing Director Apr. 1998 Senior Managing Director Apr. 2000 Executive Vice President, Director Apr. 2001 Executive Vice President, Director; CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div. (Present Position) (Representative Director, the Company)	The Company 17,219 shares ITOCHU 0 shares
Sumitaka Fujita (Dec. 24, 1942)	Apr. 1965 Joined ITOCHU Jun. 1995 Director Apr. 1997 Managing Director Apr. 1999 Senior Managing Director Apr. 2001 Executive Vice President Chief Financial Officer (Present Position) (Representative Director, ITOCHU)	The Company 0 shares ITOCHU 18,500 shares
Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962 Jointed the Company Jun. 1995 Director Apr. 1999 Corporate Vice President, Director Apr. 2001 Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation (Present Position) (Representative Director, the Company)	The Company 22,415 shares ITOCHU 0 shares

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Kiyomi Yamada (Apr. 1, 1946)	Apr. 1968 Joined ITOCHU Jun. 1998 Director Apr. 2001 Managing Director; President, Energy, Metals & Minerals Company (Present Position) (Representative Director, ITOCHU)	The Company 0 shares ITOCHU 12,000 shares

Note: None of the above candidates has a conflict of interest with NewCo.

② Name of Corporate Auditors

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Yuji Yonezawa (Aug. 19, 1945)	Apr. 1969 Joined the Company Apr. 1997 General Manager, Beijing Office Apr. 1998 Deputy Chief Representative in China; General Manager, Beijing Office; Vice President, Marubeni China Co., Ltd. Mar. 1999 Deputy Chief Representative in China; General Manager, Beijing Office; Vice President, Marubeni China Co., Ltd.; General Manager of Harbin Office ; General Manager of Changchun Office Apr. 2000 Senior Operating Officer, Iron & Steel Div. Apr. 2001 Senior Operating Officer, Iron & Steel Div.; Chief Information Officer, Iron & Steel Div. (Present Position)	The Company 2,000 shares ITOCHU 0 shares
Norio Kikuchi (Feb. 11, 1945)	Apr. 1968 Joined ITOCHU Apr. 1996 General Manager, Steel Sheet Dept. No.2 Oct. 1997 Senior Officer, Iron & Steel Div. Oct. 1998 Deputy Chief Operating Officer, Iron & Steel Div. May 1999 President, CI Steel Service Co., Ltd. Aug. 2000 President, MetalSite Japan Corp. (Present Position)	The Company 0 shares ITOCHU 5,000 shares
Masanori Sasaki (Nov. 20, 1948)	Apr. 1972 Joined the Company Apr. 1999 General Manager, Legal Dept. Apr. 2001 General Manager, Subsidiaries & Affiliates Management Dept. (Present Position)	The Company 11,832 shares ITOCHU 0 shares
Tadao Nakamura (Jul. 4, 1945)	Jul. 1969 Joined ITOCHU Apr. 1998 General Manager, Affiliates Administration & Credit Div. Apr. 2000 General Manager, Affiliates Administration Div. (Present Position)	The Company 0 shares ITOCHU 2,500 shares

Note: None of the above candidates has a conflict of interest with NewCo.

③ Independent Auditors

Name	Tohmatsu & Co.
Office Locations	<Principal Office> MS Shibaura Bldg., 13-23, Shibaura 4-chome, Minato-ku, Tokyo <Other Offices> Japan — Osaka, Nagoya, Fukuoka, Sapporo, Morioka, Sendai, Niigata, Saitama, Chiba, Yokohama, Hokuriku (Kanazawa), Nagano, Shizuoka, Gifu, Kyoto, Nara, Wakayama, Kobe, Okayama, Hiroshima, Takamatsu, Matsuyama, Kumamoto, Oita, Kagoshima, Naha Overseas — stationed in 39 cities as Deloitte Touche Tohmatsu
History	May 1968 Established Feb.1990 Joined Deloitte Touche Tohmatsu, international accounting firms organization, as a major member firm
Number of Members and Employees	As of March 31, 2001 Member (CPA) 330 *Sanyo* 20 Employee (CPA) 912 (Junior Accountant) 606 (Consultant) 244 (Office Clerk) 236 <including members and employees stationed overseas> Total 2,348

(8) Joint Corporate Split

The Company will establish NewCo jointly with ITOCHU to implement the Split.

(9) Validity of Plan of Corporate Split

The Plan of Corporate Split will become null and void if disapproved by the ordinary general meeting of shareholders of either the Company or of ITOCHU, both to be held in June 2001.

End

NB In Articles of Incorporation, **NewCo (Marubeni-Itochu Steel Inc)** is called the **"Company"**

[EXHIBIT]

ARTICLES OF INCORPORATION
OF
MARUBENI-ITOCHU STEEL INC.

CHAPTER 1 GENERAL PROVISIONS

Article 1 Company Name

The name of the Company shall be 伊藤忠丸紅鉄鋼株式会社 (Itochu Marubeni Tekkou Kabushiki Kaisha), and in English, Marubeni-Itochu Steel Inc.

Article 2 Purposes

The purposes of the Company shall be to engage in the following businesses:

1. Manufacture, processing, import, export and sale of steel products such as steel bar, steel sheet and steel pipe;
2. Manufacture, processing, import, export and sale of semi-processed steel products such as billet, bloom, slab;
3. Planning, supervising and contracting for construction and building works;
4. Leasing and rental of real estate and chattels;
5. Marine transportation, overland transportation, air transportation, forwarding, harbor transportation, customhouse brokerage and warehousing;
6. Sale, purchase and management of negotiable instruments, making loans, sale and purchase of claims, guarantee and underwriting of obligations, foreign exchange transactions, holding and managing real estate and chattels which are subject to security (such as a mortgage or pledge) in connection with such financial transactions, and other financial business;
7. The following activities related to any of the items above:
   i) Research, development and consulting business,
   ii) Training, guidance and education business,
   iii)Agency, brokerage and factorage business; and
8. Any and all other business related or incidental to any of the items above.

Article 3 Location of Head Office

The head office of the Company shall be located in Chiyoda-ku, Tokyo.

Article 4 Method of Giving Public Notices

Public notices of the Company shall be given by publishing them in the official gazette.

CHAPTER 2 SHARES

Article 5 Authorized Share Capital and Par Value of Shares

The Company shall be authorized to issue two million four hundred thousand (2,400,000) shares and the par value of each share of the Company shall be fifty thousand Yen (¥50,000).

Article 6 Restriction on Transfer of Shares

Shares of the Company shall not be transferred without the prior consent of the Board of Directors of the Company.

Article 7 Rules for Handling Shares

The classes of share certificates, registration of changes in ownership of shares and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.

Article 8 Record Date

1. The shareholders who may exercise rights at the Ordinary General Meetings of Shareholders

with respect to any fiscal period shall be the shareholders who are registered in the latest Register of Shareholders as of the last day of each such fiscal period.

2. In addition to the foregoing, in case of necessity, the Board of Directors may, upon giving prior public notice, temporarily fix a Record Date.

CHAPTER 3 GENERAL MEETINGS OF SHAREHOLDERS

Article 9 Time of Meetings

1. An Ordinary General Meeting of Shareholders of the Company shall be convened in June of each year.
2. In addition to the foregoing, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.

Article 10 Chairman

The President, Director of the Company shall act as Chairman at all General Meetings of the Shareholders. Should the President, Director be unable to act, one of the Representative Directors present at the meeting shall act in his place, and should no Representative Director be able to act, one of the Directors present at the meeting shall act as Chairman.

Article 11 Requirements for Ordinary Resolutions

Except as may otherwise be provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present or represented at such meeting irrespective of the number of shares owned by such shareholders.

Article 12 Exercise of Voting Rights by Proxy

1. A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Company having voting rights.
2. The proxy holder shall submit a power of attorney to the Company at each General Meeting of Shareholders.

CHAPTER 4 THE BOARD OF DIRECTORS

Article 13 Election of Directors

1. Directors shall be elected by General Meetings of Shareholders.
2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented provided that the shareholders present or represented have in the aggregate not less than one-third of the issued and outstanding shares with voting rights.
3. Election of Directors shall not be conducted by cumulative voting.

Article 14 Term of Office

1. The term of office of Directors shall expire upon the conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within two (2) years of their assumption of office.
2. The term of office of a Director elected due to an increase in the number of Directors or due to a vacancy shall be the same as the remaining term of office of the other Directors.

Article 15 Representative Directors and Executive Directors

1. The Board of Directors shall elect by resolution certain Directors who shall represent the Company.
2. The Board of Directors may elect by resolution: (i) Chairman, Director; (ii) President, Director; (iii) Executive Vice President, Director; (iv) Senior Vice President, Director; and (v) Corporate Vice President, Director.

Article 16 Notice of Meetings of the Board of Directors

Notices of meetings of the Board of Directors shall be given to each Director and each Corporate Auditor at least three (3) days prior to the day set for each such meeting; provided, however, that in case of emergency, the period of notice may be shortened.

CHAPTER 5 THE BOARD OF CORPORATE AUDITORS

Article 17 Election of Corporate Auditors

1. Corporate Auditors shall be elected by General Meetings of Shareholders.
2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented provided that the shareholders present or represented have in the aggregate not less than one-third of the issued and outstanding shares with voting rights.

Article 18 Term of Office of Corporate Auditors

1. The term of office of Corporate Auditors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within three (3) years of their assumption of office.
2. The term of office of a Corporate Auditor elected due to a vacancy shall be the same as the remaining term of office of his predecessor.

Article 19 Full-time Corporate Auditors

The Corporate Auditors shall elect from among themselves one (1) or more full-time Corporate Auditors.

Article 20 Notices of Meetings of the Board of Corporate Auditors

Notices of meetings of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the day set for each such meeting; provided, however, that in case of emergency, the period of notice may be shortened.

CHAPTER 6 ACCOUNTS

Article 21 Fiscal Period

The Corporation's fiscal period shall be from April 1 of each year to March 31 of the following year.

Article 22 Dividends

1. Final dividends, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered in the latest Register of Shareholders as of the last day of the applicable fiscal period.
2. The Company may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered in the latest Register of Shareholders as of September 30 of each year.
3. If final dividends or interim dividends have not been received within three (3) years from the due date for payment thereof, the Company shall be released from its obligation to pay the same.

CHAPTER 7 SUPPLEMENTARY PROVISIONS

Article 23 Total Number of Shares to be Issued on the Incorporation of the Company

The Company shall issue six hundred thousand (600,000) Ordinary Shares on the incorporation of the Company and the price for each share shall be fifty thousand Yen (¥50,000).

Article 24 First Fiscal Period

The Company's first fiscal period shall be from the date of incorporation of the Company to March 31, 2002.

Article 25 Term of Office of First Directors and First Corporate Auditors

The term of office of Directors and Corporate Auditors assumed on the incorporation of the Company shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within one (1) year of their assumption of office.

3. Contents of the documents required by the Commercial Code Article 374-2, Paragraph 1, Item 2, in which the reasons with respect to the matters concerning allocation of shares are described

The Company and Itochu Corporation ("ITOCHU") will cause a jointly owned new company ("NewCo") to succeed to their steel products businesses and related assets and liabilities (together the "Steel Business"). This split and transfer of the Steel Business into NewCo is called "Split". The Company has determined the share allocation ratio between the Company and ITOCHU of shares to be issued by NewCo as follows.

(1) After mutual negotiation and consultation, and considering the enterprise value of the respective businesses and expected value of net debt to be transferred to Newco, the Company and ITOCHU agreed upon the share allocation ratio of one to one (1:1) (the "Allocation Ratio"). After deliberation by the respective Boards of Directors of the Company and ITOCHU on March 7, 2001 and March 9, 2001, respectively, the Company and ITOCHU entered into a memorandum of understanding dated March 30, 2001 (the "Memorandum of Understanding"). It was agreed, however, that should there be material changes to material conditions for the Allocation Ratio, both parties would decide, after mutual consultation, whether the Allocation Ratio should be revised or the Memorandum of Understanding be rescinded.

(2) Before the Company finally agreed with ITOCHU on the Allocation Ratio, the Company requested Mizuho Securities Co., Ltd. ("Mizuho Securities") to perform a comparison of the equity values of the respective businesses of the Company and ITOCHU. Mizuho Securities reviewed and analyzed a variety of information and materials submitted from the Company and ITOCHU in connection with the businesses, as well as the scope of assets and liabilities belonging to the businesses as agreed by the Company and ITOCHU to be transferred to NewCo, and analyzed respective estimated equity value ranges, on a consolidated basis, of the businesses of the Company and ITOCHU, based on a discounted cash flow analysis, a comparable company analysis and a revalued net worth analysis. After considering all analyses set forth above, on May 8, 2001 Mizuho Securities reported to the Company that it estimates that a range of share allocation ratio by NewCo would be one for the Company to 0.88 through 1.11 for ITOCHU (1:0.88~1.11). (Note 1)

(3) After receiving Mizuho Securities' report as mentioned above and upon ascertaining that there being no material change in the material conditions under the determination of the Allocation Ratio, the Company and ITOCHU have agreed to prepare their respective plans of corporate split setting forth the Allocation Ratio of one for the Company to one for ITOCHU ("Plan of Corporate Split"). The Company and ITOCHU submitted the Plan of Corporate Split to, and received authorization from, their respective Boards of Directors on May 10, 2001 and May 11, 2001, respectively.

(4) After receiving an opinion from Mizuho Securities on May 11, 2001, confirming the fairness of the Allocation Ratio of one for the Company to one for ITOCHU from a financial point of view to the Company, the Company executed the Plan of Corporate Split on the same date. (Note 2)

(Note 1)

The following is a brief description of the analyses conducted by Mizuho Securities and the estimated ranges of the share allocation ratio. Mizuho Securities believes that adopting a specific analytical method exclusively or allocating specific weights to a certain analytical method would create an incomplete view of the value of an enterprise, and therefore, in rendering its opinion as to the range of share allocation ratio, it conducted the analysis based on the interactive and comprehensive judgment of all of the methods it employed. Furthermore, Mizuho Securities based its evaluation of the Allocation Ratio on a variety of financial and other information submitted from the Company and ITOCHU and the results of numerous interviews with officers or employees of the Company and ITOCHU.

(a) DISCOUNTED CASH FLOW ANALYSIS. Mizuho Securities analyzed a prospective share allocation ratio, for the purpose of which, it projected future cash flows based on the financial forecasts and other information submitted by the Company and ITOCHU, and adopted the discounted cash flow method using discount rates derived from the analysis of the weighted average cost of capital of comparable companies.

(b) COMPARABLE COMPANY ANALYSIS. Using publicly available information regarding selected peer companies for each segment of the Company's and ITOCHU's Businesses, Mizuho Securities analyzed the public trading multiples of EBIT (earnings before interest and taxes) to enterprise value (market capitalization plus net debt plus minority interest) of the peer companies of the respective segments. Based on the respective enterprise values and equity values for the respective segments, Mizuho Securities analyzed an appropriate range of the allocation ratio.

(c) REVALUED NET WORTH ANALYSIS. Mizuho Securities analyzed an appropriate range of the allocation ratio, based, among others, on the following reports:

1. a report titled "Report Concerning Review of Assets and Liabilities to be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated February 28, 2001, prepared by Tohmatsu & Co.;
2. a report titled "Report Concerning Review and Aggregation of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Assets Iron and Steel Product Businesses " dated March 9, 2001, prepared by Tohmatsu & Co.;
3. a report dated March 22, 2001 prepared by Century Showa Ota & Co.; and
4. a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co.

Analytical Methods	Estimated Range of Allocation Ratio	
	the Company	ITOCHU
Discounted Cash Flow	1	0.73 to 0.84
Comparable Company	1	1.13 to 1.38
Revalued Net Worth	1	0.93

A detailed description of processes and assumptions regarding Mizuho Securities' analyses is described in Mizuho Securities' opinion dated May 11, 2001, as attached hereto.

(Note 2)

The full text of the written opinion of Mizuho Securities dated May 11, 2001 is as attached below.

May 11, 2001

Board of Directors
Marubeni Corporation
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo

Ladies and Gentlemen:

We understand that Marubeni Corporation ("Marubeni") and Itochu Corporation ("Itochu") have, after mutual negotiation and consultation, entered into a memorandum of understanding dated March 30, 2001 (the "Memorandum of Understanding"), under which a jointly-owned new company ("Newco") to be incorporated by the transfer and integration of certain part of their respective iron and steel product businesses (respectively, the "Businesses") pursuant to the "splits of corporations" provisions under the Japanese Commercial Code (the "Transaction"), will allocate its shares to Marubeni and Itochu at the ratio of one to one (1:1) (the "Allocation Ratio"). We further understand that Marubeni and Itochu have agreed to prepare their respective plans of split that adapt the Allocation Ratio, which Marubeni's Board of Directors authorized on May 10, 2001. The terms and conditions of the Transaction are more fully set forth in the draft plan of splits dated May 11, 2001 to be prepared by Marubeni (the "Plan").

You have asked for our opinion as to whether the Allocation Ratio set out in the Plan is fair from a financial point of view to Marubeni. We are not requested to express our opinion other than as to the matters set forth above, and we express no opinion as to whether Marubeni should enter into the Transaction pursuant to the Plan.

For purposes of the opinion set forth herein, we have reviewed the following documents and information:

(i) the Plan prepared by Marubeni and the draft plan of split dated May 11, 2001 prepared by Itochu (the "Itochu Plan");

(ii) the scope of assets and liabilities belonging to the Businesses as specified by Marubeni and Itochu, and the respective amounts of net debt on a consolidated basis to be transferred to Newco from Marubeni and Itochu, respectively;

(iii) information and materials relating to the operational and financial conditions of the respective Businesses prepared by Marubeni and Itochu;

(iv) information and materials relating to financial forecasts concerning the Businesses prepared by Marubeni and Itochu (the "Financial Forecasts");

(v) results of hearings from Marubeni and Itochu relating to the operational and financial conditions (including without limitation historical performance and future prospects) concerning the respective Businesses of Marubeni and Itochu;

(vi) a report titled "Report Concerning Review of Policies for Preparation of Consolidated Balance Sheets and Income Statements" dated March 22, 2001, prepared by Tohmatsu & Co. and submitted by Itochu, and a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co. and submitted by Marubeni;

(vii) a report titled "Report Concerning Review of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated February 28, 2001, prepared by Tohmatsu & Co. and submitted by Itochu, a report titled "Report Concerning Review and Aggregation of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated March 9, 2001, a report dated March 22, 2001 prepared by Century Showa Ota & Co. and submitted by Itochu, and a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co. and submitted by Marubeni;

(viii) information and materials relating to financial projections of Newco prepared by Marubeni and Itochu;

(ix) the Memorandum of Understanding setting forth the preliminary agreement on the Allocation Ratio; and

(x) other information and materials as we deem necessary.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the financial and other information as mentioned above (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information;

(ii) We have assumed that the Financial Forecasts concerning the respective Businesses have been reasonably prepared by Marubeni and Itochu on bases reflecting the best currently available estimates and judgments of Marubeni and Itochu regarding the future financial performance of the respective Businesses;

(iii) We have not made any independent valuation or appraisal of the assets and liabilities contained in the Information;

(iv) We express our opinion, assuming that (a) the Transaction will be implemented pursuant to the terms and conditions set forth in the Plan and the Itochu Plan; (b) neither Marubeni nor Itochu has executed a contract, entered into an agreement, or otherwise prepared any document that would affect the Allocation Ratio other than the documents set forth herein; and (c) the scope of assets and liabilities belonging to the Businesses and the amounts of net debt to be transferred to Newco from Marubeni and Itochu are accurately stated in the Information; and

(v) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to Marubeni in connection with the Transaction and will receive a fee for our services. In this regard, with Marubeni's consent, we are acting as Itochu's financial advisor and receiving fees therefor in connection with the Transaction, including rendering an opinion to Itochu with respect to the fairness of the Allocation Ratio as set forth in the Itochu Plan from a financial point of view to Itochu. We have maintained business relationships including without limitation securities transactions with Marubeni and Itochu, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, from time to time provide services, including without limitation banking services, to, and hold equity interests in, Marubeni and Itochu.

It is understood that our opinion expressed herein is for the sole purpose of providing Marubeni with the information necessary for the determination of the Allocation Ratio in the Transaction, and may not be used for other purpose, or disclosed to a third party, without our prior written consent, and, if disclosed to Marubeni's shareholders with our consent, such opinion does not constitute a recommendation as to how any of Marubeni's shareholders should vote with respect to the Transaction.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Allocation Ratio set forth in the Plan is fair from a financial point of view to Marubeni.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa

Toru Nakagawa
Managing Executive Officer
Advisory Group No. 1

4. Contents of the documents required by the Commercial Code Article 374-2, Paragraph 1, Item 3, stating that each company should be capable of fulfilling its obligations and reasons therefor

After NewCo succeeds to the Steel Business in accordance with the Plan of Corporate Split dated May 11, 2001, the Company considers that the Company and NewCo should be capable of fulfilling their respective obligations for the following reasons.

When preparing this document, the Company asked the audit firm of Century Showa Ota & Co. to undertake certain formalities and obtained a written report from them.

(1) As to the Company

①The Company's assets and liabilities stated on the balance sheet as of March 31, 2001 (the "Latest Balance Sheet") are respectively three trillion one hundred forty one billion two hundred million Yen (¥3,141.2 billion) and two trillion seven hundred nineteen billion five hundred million Yen (¥2,719.5 billion) (each amount set forth in this Section 4 refers to the book value).

The assets and liabilities to which NewCo succeeds from the Company in the Split will be respectively two hundred eleven billion Yen (¥211 billion) and one hundred eighty six billion Yen (¥186 billion). Among them, the assets and liabilities included on the Latest Balance Sheet are respectively two hundred eight billion Yen (¥208 billion) and one hundred eighty three billion Yen (¥183 billion), and the assets and liabilities to be added to the balance sheet as of September 30, 2001 are three billion Yen (¥3 billion) each.

Therefore, as the assets and liabilities of the Company based on the Latest Balance Sheet after reflecting the reduction of assets and liabilities due to the Split would be two trillion nine hundred fifty eight billion two hundred million Yen (¥2,958.2 billion) (including the twenty five billion Yen (¥25 billion) investment in NewCo) and two trillion five hundred thirty six billion five hundred million Yen (¥2,536.5 billion) respectively, the assets will be expected to comfortably exceed the liabilities.

②As to the profitability of the Company after the Split, there are currently no events foreseen that will affect substantially the ability of the Company to perform its liabilities.

③As a result, the Company considers that it should be capable of fulfilling its obligations.

(2) As to NewCo

①The assets and liabilities to which NewCo succeeds from the Company in the Split will be respectively two hundred eleven billion Yen (¥211 billion) and one hundred eighty six billion Yen (¥186 billion); and the assets and liabilities to which NewCo succeeds from ITOCHU in the Split will be respectively one hundred forty eight billion one hundred million Yen (¥148.1 billion) and one hundred twenty three billion one hundred million Yen (¥123.1 billion).

Therefore, as the assets and liabilities of NewCo as of the Date of Split are expected to be respectively three hundred fifty nine billion two hundred million Yen (¥359.2 billion) and three hundred nine billion two hundred million Yen (¥309.2 billion), the assets will be expected to comfortably exceed the liabilities.

②As to the profitability of NewCo after the Split, there are currently no events foreseen that will affect substantially the ability of NewCo to perform its liabilities.

③As a result, the Company considers that NewCo should be capable of fulfilling its obligations.

End

5. Contents of the balance sheet and the profit and loss statement required by the Commercial Code Article 374-2, Paragraph 1, Items 4 and 6

Please see Attachment I for the Balance Sheet and the Statement of Operations of the Company for the 77th fiscal year.

Please see Attachment II for the Balance Sheet and the Statement of Operations of ITOCHU for the 77 the fiscal year.

ATTACHMENTS

I. Financial Statements of Marubeni Corporation for the 77th Fiscal Year

II. Financial Statements of Itochu Corporation for the 77th Fiscal Year

III. VOTING FORM (SPECIMEN)

ATTACHMENT I

Financial Statements of Marubeni Corporation
for the 77th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2001

ASSETS		Millions of yen		Thousands of U.S.dollars (Note)
Current assets :				
Cash and cash equivalents	¥	171,559	$	1,383,540
Notes receivable-trade		122,489		987,814
Accounts receivable-trade		734,658		5,924,661
Marketable securities		20,873		168,330
Inventories		84,934		684,951
Real estates for sale		123,503		995,991
Advance payments to suppliers		67,628		545,387
Prepaid expenses		12,393		99,943
Deferred income taxes		18,600		150,000
Accounts receivable-other		22,351		180,250
Accrued income		41,795		337,056
Short-term loans receivable		98,496		794,322
Other current assets		42,759		344,830
Allowance for doubtful accounts		(15,200)		(122,580)
Total current assets		**1,546,844**		**12,474,548**
Fixed assets :				
Property and equipement				
Buildings		58,897		474,975
Structures		5,266		42,467
Machinery & equipment		1,129		9,104
Vehicles		231		1,862
Furniture & fixtures		1,950		15,725
Land		149,770		1,207,822
Construction in progress		19		153
Total property and equipment		**217,265**		**1,752,137**
Intangible assets				
Rights		1,074		8,661
Computer software		11,491		92,669
Total intangible assets		**12,566**		**101,338**
Investments & others				
Investment securities		398,510		3,213,790
Investment securities of subsidiaries		399,251		3,219,766
Investment in capital		25,138		202,725
Investment in capital of subsidiaries		29,143		235,024
Long-term loans receivable		304,071		2,452,185
Doubtful accounts		106,156		856,096
Long-term prepaid expenses		7,947		64,088
Prepaid pension cost		89,807		724,250
Deferred income taxes		52,186		420,854
Other investments		74,691		602,346
Allowance for doubtful accounts		(123,078)		(992,564)
Total investments & others		**1,363,825**		**10,998,588**
Total fixed assets		**1,593,657**		**12,852,072**
Deferred charges :				
Bond issuing cost		643		5,185
Bond discounts		125		1,008
Total deferred charges		**768**		**6,193**
Total assets	¥	**3,141,270**	$	**25,332,822**

LIABILITIES		Millions of yen		Thousands of U.S. dollars (Note)
Current liabilities :				
Notes and acceptances payable-trade	¥	209,449	$	1,689,104
Accounts payable-trade		436,888		3,523,290
Short-term loans payable		396,237		3,195,459
Commercial paper		21,000		169,354
Current portion of bonds		63,000		508,064
Current portion of convertible debentures		588		4,741
Income taxes payable		143		1,153
Accrued expenses		27,984		225,677
Advance-payments received from customers		39,175		315,927
Deferred income		1,106		8,919
Deposits received		85,968		693,290
Other current liabilities		25,016		201,741
Total current liabilities		**1,306,557**		**10,536,750**
Long-term liabilities :				
Long-term loans payable		929,311		7,494,443
Bonds		402,100		3,242,741
Convertible debentures		78,765		635,201
Other long-term liabilities		2,856		23,032
Total long-term liabilities		**1,413,032**		**11,395,419**
Total liabilities		**2,719,590**		**21,932,177**
SHAREHOLDERS' EQUITY				
Common stock :				
Common stock		**194,039**		**1,564,830**
Statutory reserves :				
Additional paid-in capital		186,707		1,505,701
Legal reserve		18,843		151,959
Total statutory reserves		**205,550**		**1,657,661**
Retained earnings :				
Unappropriated retained earnings		**21,450**		**172,983**
(Net income for the current period)		4,001		32,266
Unrealized gains on other securities :				
Unrealized gains on other securities		**639**		**5,153**
Total shareholders' equity		**421,680**		**3,400,645**
Total liabilities & shareholders' equity	¥	**3,141,270**	$	**25,332,822**

(Notes to balance sheet)

1. Due from subsidiaries				
Current	¥	217,512 million	$	1,754,129 thousand
Non-current	¥	155,051 million	$	1,250,411 thousand
Due to subsidiaries				
Current	¥	148,477 million	$	1,197,395 thousand
Non-current	¥	− million	$	− thousand
2. Common stock in treasury	¥	0 million	$	0 thousand
3. Accumulated depreciation of property and equipment	¥	40,233 million	$	324,459 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are office equipment such as computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	89,696	$	688,165
Short-term loans receivable	¥	56,784	$	461,103
Investment securities and Investment securities of subsidiaries	¥	423,830	$	1,380,001
Investment in capital and Investment in capital of subsidiaries	¥	49,288	$	192,788
Long-term loans receivable	¥	139,419	$	1,123,908
Accounts payable-trade	¥	68,019	$	527,197
Short-term loans payable	¥	59,276	$	477,183
Long-term loans payable	¥	131,394	$	1,049,652

6. Assets pledged as collateral	¥	111,188 million	$	896,677 thousand
7. Contingent liabilities				
a. Guarantees	¥	844,957 million	$	6,814,169 thousand
b. Commitment to guarantee	¥	249,923 million	$	2,015,508 thousand
c. Export bills discounted	¥	15,063 million	$	121,475 thousand
8.Earnings per share	¥	2.68	$	0.02

9.Effect to net asset regulated under Article 290 Paragraph 1 Item(4) of the Commercial Code

	¥	660 million	$	5,322 thousand

(Note to income statement)

Operating and non-operating transactions with subsidiaries				
Sales	¥	1,113,693 million	$	8,981,395 thousand
Purchases	¥	3,096,441 million	$	24,971,298 thousand
Non-operating transasctions	¥	23,235 million	$	187,379 thousand

Non-consolidated Statement of Appropriation of Unappropriated Retained Earnings

		Millions of yen		Thousands of U.S.dollars (Note)
Unappropriated retained earnings at March 31, 2001········	¥	21,450	$	172,983
Unappropriated retained earnings to be carried forward ···	¥	21,450	$	172,983

(Note)

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥124 to $1, the exchange rate prevailing at the balance sheet date.

(Notes to balance sheet)

1. Due from subsidiaries				
Current	¥	217,512 million	$	1,754,129 thousand
Non-current	¥	155,051 million	$	1,250,411 thousand
Due to subsidiaries				
Current	¥	148,477 million	$	1,197,395 thousand
Non-current	¥	— million	$	— thousand
2. Common stock in treasury	¥	0 million	$	0 thousand
3. Accumulated depreciation of property and equipment	¥	40,233 million	$	324,459 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are office equipment such as computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	89,696	$	688,165
Short-term loans receivable	¥	56,784	$	461,103
Investment securities and Investment securities of subsidiaries	¥	423,830	$	1,380,001
Investment in capital and Investment in capital of subsidiaries	¥	49,288	$	192,788
Long-term loans receivable	¥	139,419	$	1,123,908
Accounts payable-trade	¥	68,019	$	527,197
Short-term loans payable	¥	59,276	$	477,183
Long-term loans payable	¥	131,394	$	1,049,652

6. Assets pledged as collateral	¥	111,188 million	$	896,677 thousand
7. Contingent liabilities				
a. Guarantees	¥	844,957 million	$	6,814,169 thousand
b. Commitment to guarantee	¥	249,923 million	$	2,015,508 thousand
c. Export bills discounted	¥	15,063 million	$	121,475 thousand
8. Earnings per share	¥	2.68	$	0.02

9. Effect to net asset regulated under Article 290 Paragraph 1 Item(4) of the Commercial Code

	¥	660 million	$	5,322 thousand

(Note to income statement)

Operating and non-operating transactions with subsidiaries				
Sales	¥	1,113,693 million	$	8,981,395 thousand
Purchases	¥	3,096,441 million	$	24,971,298 thousand
Non-operating transasctions	¥	23,235 million	$	187,379 thousand

Non-consolidated Statement of Appropriation of Unappropriated Retained Earnings

		Millions of yen		Thousands of U.S. dollars (Note)
Unappropriated retained earnings at March 31, 2001 ········	¥	21,450	$	172,983
Unappropriated retained earnings to be carried forward ···	¥	21,450	$	172,983

(Note)
The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥124 to $1, the exchange rate prevailing at the balance sheet date.

Non-consolidated Statement of Operations and Unappropriated Retained Earnings

April 1, 2000-March 31, 2001

	Millions of yen	Thousands of U.S. dollars (Note)
Operating income & expenses :		
Sales	¥ 8,154,208	$ 65,759,741
Cost of sales	8,001,712	64,529,935
Gross profit	152,495	1,229,798
Selling, general & administrative expenses	131,165	1,057,782
Operating profit	**21,329**	**172,008**
Non-operating income & expenses :		
Non-operating income		
Interest income	35,206	283,919
Dividends	35,256	284,322
Miscellaneous income	19,697	158,846
	90,161	727,104
Non-operating expenses		
Interest expense	44,316	357,387
Interest expense on commercial paper	108	870
Miscellaneous expenses	12,003	96,798
	56,427	455,056
Ordinary income	**55,062**	**444,048**
Extraordinary items :		
Extraordinary gains		
Gain on sales of property and equipment	7,535	60,766
Gain on sales of investment securities	22,839	184,185
	30,374	244,951
Extraordinary losses		
Loss on sales of property and equipment	317	2,556
Loss on sales of investment securities	1,121	9,040
Revaluation loss of investment securities	16,249	131,040
Liquidation loss of subsidiaries and affiliated companies	18,449	148,782
Provision for doubtful accounts from subsidiaries and affiliated companies	1,850	14,919
Provision for specified overseas accounts	22,970	185,241
Bad debt loss on specified overseas accounts	16,490	132,983
Cumulative effect of exchange loss for prior periods	8,309	67,008
Special payments for early retirement	2,127	17,153
	87,885	708,750
Loss before income taxes	**2,448**	**19,741**
Provision (benefit) for income taxes		
Current	4,250	34,274
Deferred	(10,700)	(86,290)
Net income	**4,001**	**32,266**
Unappropriated retained earnings brought forward	17,448	140,709
Unappropriated retained earnings at March 31, 2001	**¥ 21,450**	**$ 172,983**

(Significant Accounting Policies)

1. Method of valuation of inventories
Inventories are stated at the lower of cost or market. Cost is determined by the specific cost method or the moving average cost method.

2. Method of valuation of assets other than inventory
(1) Securities:
① Trading securities: Trading securities are stated at fair value. Cost is determined by the moving average cost method.
② Held-to-maturity debt securities: Held-to-maturity debt securities are stated at amortized cost.
③ Investment securities of subsidiaries and affiliated companies: Investment securities of subsidiaries and affiliated companies are stated at cost determined by the moving average cost method.
④ Other securities:
Marketable securities: Marketable securities of other securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average method.
Non- marketable securities: Non- marketable securities of other securities are stated at cost determined by the moving average cost method.
(2) Derivative instruments: Derivative instruments are stated at fair value.
(3) Money trusts: Money trusts are accounted for in the same manner as securities based on holding purposes.

3. Depreciation of property and equipment is determined by the declining-balance method except for buildings of Marubeni Tama Center, and Tokyo and Osaka head office, which are depreciated by the straight-line method. In accordance with revisions of the Corporate Tax Law in 1998, buildings, excluding leasehold improvements, acquired after March 31, 1998 are depreciated using the straight-line method.

4. Depreciation of intangible assets is determined by the straight-line method. Computer software for internal use is depreciated by the straight-line method over its useful life of five years.

5. Bond issuing cost is amortized equally over three years. Bond discounts are amortized equally over the life of bonds.

6. Allowance for doubtful accounts on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful accounts on certain doubtful accounts is individually determined based on a review of their collectibility.

7. Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated plan assets at the balance sheet date. The transition adjustment (¥89,084 million) is amortized over 15 years. Prior service cost and unrecognized actuarial gain or loss will be amortized over 14.9 years, not exceeding the average remaining period of employment. Prepaid pension cost is net of employees' retirement benefits and it is shown in investments and others section on the balance sheet.

8. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

9. Accounting for hedges
(1) Accounting for hedges: Deferred method is generally applied while the fair value hedge accounting is applied for other securities. The special treatment for interest rate swap agreements is applied when conditions are met. When foreign exchange contracts are made to hedge foreign currency denominated receivables and payables, such receivables and payables are recorded at the contract rates.
(2) Hedging instrument and hedged item: Foreign exchange contracts, interest rate swap agreements, and commodity future contracts are, separately or collectively, utilized to hedge market risks such as foreign currency exchange rates, interest rates and market prices.
(3) Hedge policy: According to risk management policy established by each business unit, hedging activities on foreign currency, interest and commodity price risks are executed.
(4) Method of assessment of hedge effectiveness: The hedge effectiveness is assessed based primarily on the ratio analysis at the inception of the hedge and on an ongoing basis.

10. Consumption tax is accounted for by tax-exclusive method.

11. Interest expenses incurred during the ordinary developing period of large sized real estate development business (business with developing period over 2 years and cost exceeding ¥5,000 million) is capitalized as a part of developing cost of real estate.

(Additional Information)

1. Accounting for Employees' retirement benefits:

Marubeni Corporation ("the Company") has adopted a new accounting standard for employees' retirement benefits ("Opinion Concerning Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) for the year ended March 31, 2001. As a result of this change, ordinary income decreased by ¥663 million and loss before income tax increased by the same amount. Allowance for employees' retirement benefits previously recognized and payable for prior service costs for pension plan are included in Employees' retirement benefits. Prepaid pension cost in investments and others section on the balance sheet represents prepaid pension cost less Employees' retirement benefits of ¥5,192 million.

2. Accounting for financial instruments:

The Company has adopted a new accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) for the year ended March 31, 2001 and changed accounting for securities, derivative instruments and money trusts. As a result of these changes, ordinary income decreased by ¥6,981 million and loss before income tax decreased by ¥5,116 million.

Based on the holding purposes, trading securities, and debt securities classified as held-to-maturity and other securities due within one year are included in current assets, and the rest of the securities are included in fixed assets. As a result of this change, marketable securities in current assets decreased by ¥180,147 million and investment securities increased by ¥180,147 million.

3. Accounting for foreign currency transactions:

The Company has adopted the revised accounting standard for foreign currency transactions ("Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income increased by ¥10,372 million and loss before income taxes decreased by ¥2,063 million.

ATTACHMENT II

Financial Statements of Itochu Corporation for the 77th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2001

ASSETS	Millions of yen	Thousands of U.S.dollars (Note)
Current assets :		
Cash and cash equivalents	¥ 362,455	$ 2,923,024
Notes receivable-trade	114,322	921,951
Accounts receivable-trade	605,512	4,883,161
Marketable securities	676	5,451
Inventories	105,211	848,475
Real estates for sale	59,439	479,346
Advances to suppliers	21,646	174,564
Prepaid expenses	6,538	52,725
Deferred income taxes	20,969	169,104
Accrued income	16,494	133,016
Deposits	5,977	48,201
Short-term loans receivables	105,877	853,846
Other current assets	63,829	514,750
Allowance for doubtful receivables	(21,233)	(171,233)
Total current assets	**1,467,717**	**11,836,427**
Fixed assets :		
Property and equipment		
Buildings	54,402	438,725
Structures	3,822	30,822
Machinery & equipment	830	6,693
Vehicles	420	3,387
Furniture & fixtures	1,568	12,645
Land	103,334	833,338
Construction in progress	698	5,629
Total property and equipment	**165,077**	**1,331,266**
Intangible assets		
Trademark	7,611	61,379
Other intangible assets	12,480	100,645
Total intangible assets	**20,091**	**162,024**
Investments & others		
Investment securities	373,159	3,009,346
Investment securities of subsidiaries	292,573	2,359,459
Investment in capital	27,402	220,983
Investment in capital of subsidiaries	16,968	136,838
Long-term loans receivable	273,992	2,209,612
Doubtful accounts	339,458	2,737,564
Long-term prepaid expenses	4,454	35,919
Deferred income taxes	87,718	707,403
Other investments	63,258	510,145
Allowance for doubtful accounts	(349,218)	(2,816,274)
Total investments & others	**1,129,768**	**9,111,032**
Total fixed assets	**1,314,937**	**10,604,330**
Total assets	**¥ 2,782,655**	**$ 22,440,766**

LIABILITIES		Millions of yen		Thousands of U.S. dollars (Note)
Current liabilities :				
Notes and acceptances payable-trade	¥	166,048	$	1,339,096
Accounts payable-trade		420,029		3,387,330
Short-term loans payable		307,860		2,482,741
Current installment of bonds		250,000		2,016,129
Income taxes payable		32		258
Accrued expenses		58,204		469,387
Advances received from customers		45,732		368,806
Deposits received		46,578		375,629
Deferred income		4,365		35,201
Other current liabilities		19,117		154,169
Total current liabilities		**1,317,968**		**10,628,774**
Long-term liabilities :				
Long-term loans payable		844,016		6,806,580
Bonds		331,000		2,669,354
Employees' retirement benefits		15		120
Other long-term liabilities		25,146		202,790
Total long-term liabilities		**1,200,177**		**9,678,846**
Total liabilities		**2,518,146**		**20,307,629**
SHAREHOLDERS' EQUITY				
Common stock :				
Common stock		**174,749**		**1,409,266**
Statutory reserves :				
Capital surplus		**56,966**		**459,403**
Retained earnings :				
Unappropriated retained earnings		**25,488**		**205,548**
(Net income for the current period)		25,488		205,548
Unrealized gains on other securities :				
Unrealized gains on other securities		**7,304**		**58,903**
Total shareholders' equity		**264,508**		**2,133,129**
Total liabilities & shareholders' equity	¥	**2,782,655**	$	**22,440,766**

[Significant Accounting Policies]

1. Method of valuation of securities
Investment securities of subsidiaries and associated companies are stated at cost determined by the moving average cost method. For other securities, marketable securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average cost method. Non- marketable securities are stated at cost determined by the moving average cost method.

2. Method of valuation of inventories
Inventories are stated at cost determined by the specific identification method except for certain inventories which are determined by the average cost method.

3. Method of depreciation of fixed assets
Depreciation is determined by the straight-line method. Computer software for internal use is depreciated by the straight-line method over its useful life of five years.

4. Accounting policies for major allowances
Allowance for doubtful receivables on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful receivables on certain doubtful accounts is individually determined based on a review of their collectibility.
Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated plan assets at the balance sheet date. The transition adjustment (¥45,884 million) is fully expensed because of contribution of securities (¥45,845 million) to pension trust.

5. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

6. Accounting for hedges

Deferred method and the fair value hedge accounting are applied. When foreign currency exchange contracts and currency swap agreements are made to hedge foreign currency denominated receivables and payables, such receivables and payables are recorded at rates under foreign currency exchange contracts and currency swap agreements. The special treatment for interest rate swap agreements is applied when conditions are met. Foreign exchange contracts, currency swap agreements, interest rate swap agreements, loan payable denominated in foreign currency, commodity future contracts and commodity forward contracts are utilized to hedge assets and liabilities exposed to fair value or cash flows risks. According to internal policy, hedging activities on market risk and cash flow risk are executed. The hedge effectiveness is assessed individually and hedge accounting is applied to those transactions which are identified as effective.

7. *Interest expenses incurred during the ordinary developing period of large sized real estate development* business is capitalized as a part of developing cost of real estate.

8. Consumption tax is accounted for by tax-exclusive method.

[Additional Information]

1. Accounting for accrued retirement and severance benefits:
ITOCHU Corporation ("the Company") has adopted a new accounting standard for employees' retirement benefits ("Opinion Concerning Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) for the year ended March 31, 2001. As a result of this change, pension cost increased by ¥34,516 million and income before income taxes decreased by ¥34,516 million. Securities held by the Company were contributed to create a fund trust, and this resulted in an extra-ordinary gain on contribution in pension trust of ¥45,815 million.

2. Accounting for financial instruments:
The Company has adopted a new *accounting standard for financial instruments* ("*Opinion Concerning* Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income and income before income taxes increased by ¥1,796 million and income before tax decreased by ¥4,714 million.
Based on the holding purposes, other securities due within one year are included in current assets, and the rest of the securities are included in fixed assets. As a result of this change, marketable securities in current assets decreased by ¥155,696 million and investment securities are increased by ¥155,696 million.

3. Accounting for foreign currency transaction:
The Company has adopted the revised accounting standard for foreign currency transaction ("Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income and income before income taxes increased by ¥3,033 million.

[Notes to balance sheet]

1. Due from subsidiaries

Current	¥	161,202 million	$	1,300,016 thousand
Non-current	¥	231,409 million	$	1,866,201 thousand

Due to subsidiaries

Current	¥	78,713 million	$	634,782 thousand
Non-current	¥	2,537 million	$	20,459 thousand

2. Treasury stock included in other current assets ¥ 1 million $ 8 thousand

3. Accumulated depreciation of property and equipment ¥ 52,449 million $ 422,975 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	86,687	$	664,835
Investment securities and Investment securities of subsidiaries	¥	292,107	$	1,322,073
Long-term loans receivable	¥	108,761	$	875,381
Notes and acceptances payable-trade	¥	54,350	$	426,989
Accounts payable-trade	¥	80,588	$	594,898
Short-term loans payable	¥	27,354	$	218,136
Long-term loans payable	¥	122,303	$	958,442

6. Assets pledged as collateral ¥ 228,300 million $ 1,841,129 thousand

7. Current portion of deferred gain from hedging activities of ¥1,426 million and deferred loss from hedging activities of ¥603 million are balanced out and the remainder of ¥822 million is included in other current liabilities.
Non-current deferred gain of ¥4,162 million and deferred loss of ¥10,438 million are also balanced out and the remainder of ¥6,275 million is included in other investments.

8. Contingent liabilities

a. Guarantees	¥	741,975 million	$	5,983,669 thousand
b. Export bills discounted	¥	35,787 million	$	288,604 thousand
c. Bills endorsed	¥	1,145 million	$	9,233 thousand

Guarantees include acts similar to guarantees.

9. The amount excluded in determination of retained earnings available for dividends in accordance with Article 290 Paragraph 1 Item(4) of the Commercial Code

Increase in net assets resulted from revaluation of assets to fair value	¥	8,346 million	$	67,306 thousand

10. Earnings per share ¥ 17.88 $ 0.14

[Notes to balance sheet]

1. Due from subsidiaries

Current	¥	161,202 million	$	1,300,016 thousand
Non-current	¥	231,409 million	$	1,866,201 thousand

Due to subsidiaries

Current	¥	78,713 million	$	634,782 thousand
Non-current	¥	2,537 million	$	20,459 thousand

2. Treasury stock included in other current assets ¥ 1 million $ 8 thousand

3. Accumulated depreciation of property and equipment ¥ 52,449 million $ 422,975 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	86,687	$	664,835
Investment securities and Investment securities of subsidiaries	¥	292,107	$	1,322,073
Long-term loans receivable	¥	108,761	$	875,381
Notes and acceptances payable-trade	¥	54,350	$	426,989
Accounts payable-trade	¥	80,588	$	594,898
Short-term loans payable	¥	27,354	$	218,136
Long-term loans payable	¥	122,303	$	958,442

6. Assets pledged as collateral ¥ 228,300 million $ 1,841,129 thousand

7. Current portion of deferred gain from hedging activities of ¥1,426 million and deferred loss from hedging activities of ¥603 million are balanced out and the remainder of ¥822 million is included in other current liabilities.
Non-current deferred gain of ¥4,162 million and deferred loss of ¥10,438 million are also balanced out and the remainder of ¥6,275 million is included in other investments.

8. Contingent liabilities

a. Guarantees	¥	741,975 million	$	5,983,669 thousand
b. Export bills discounted	¥	35,787 million	$	288,604 thousand
c. Bills endorsed	¥	1,145 million	$	9,233 thousand

Guarantees include acts similar to guarantees.

9. The amount excluded in determination of retained earnings available for dividends in accordance with Article 290 Paragraph 1 Item(4) of the Commercial Code

Increase in net assets resulted from revaluation of assets to fair value ¥ 8,346 million $ 67,306 thousand

10. Earnings per share ¥ 17.88 $ 0.14

Non-consolidated Statement of Operations and Unappropriated Retained Earnings

April 1, 2000-March 31, 2001

		Millions of yen		Thousands of U.S. dollars (Note)
Operating income & expenses :				
Sales	¥	9,856,964	$	79,491,645
Cost of sales		9,702,566		78,246,500
Gross profit		154,397		1,245,137
Selling, general & administrative expenses		143,083		1,153,895
Trading income		**11,314**		**91,241**
Non-operating income & expenses :				
Non-operating income				
Interest income		29,541		238,233
Dividends		48,491		391,056
Miscellaneous income		18,125		146,169
		96,158		775,467
Non-operating expenses				
Interest expense		45,023		363,088
Miscellaneous expenses		31,694		255,596
		76,718		618,693
Ordinary income		**30,753**		**248,008**
Extraordinary items :				
Extraordinary gains				
Profit on sales of property and equipment		968		7,806
Profit on sales of investment securities		114,906		926,661
Profit on contribution in pension trust		45,815		369,475
		161,690		1,303,951
Extraordinary losses				
Loss on sales of property and equipment		300		2,419
Loss on sales of investment securities		8,249		66,524
Revaluation loss of investment securities		19,514		157,370
Loss on sales of investment real estate		31		250
Revaluation loss of golf membership		6,510		52,500
Liquidation loss of subsidiaries and affiliated companies		39,388		317,645
Provision for specified overseas accounts		15,031		121,217
Amortization of transition adjustment of accounting for employees' retirement benefit		45,884		370,032
		134,911		1,087,991
Income before income taxes		**57,532**		**463,967**
Income taxes				
Current		3,954		31,887
Deferred		28,090		226,532
Net income		**25,488**		**205,548**
Unappropriated retained earnings brought forward		-		-
Unappropriated retained earnings at March 31, 2001	¥	**25,488**	$	**205,548**

[Note to income statement]

Operating and non-operating transactions with subsidiaries

Sales	¥	980,784 million	$	7,909,548 thousand
Purchases	¥	1,235,598 million	$	9,964,500 thousand
Non-operating transactions	¥	18,995 million	$	153,185 thousand

(Note)

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥124 to $1, the exchange rate prevailing at the balance sheet date.

ATTACHMENT III

【Specimen】 This document is an English translation of the Japanese voting form and is provided for explanatory purposes only. The original Japanese form, rather than this translation, must be used to cast a valid vote.

VOTING FORM

77

TO MARUBENI CORPORATION

I exercise my voting right as indicated on the right (For/Against shall be indicated with a ○ mark) to each proposition of the 77th Ordinary General Meeting of Shareholders of Marubeni Corporation to be held on June 27, 2001, as follows.
In case of a continued or an adjourned session of the Meeting, I exercise my voting rights as mentioned above.

June ___, 2001

Serial Number of Shareholder ____________ Shares with Voting Rights ____________ shares

Item #1	Item #2	Item #3	Item #4	Item #5	Item #6	Item #7
For	For	For (except for Candidate No.)	For (except for Candidate No.)	For	For	For
Against	Against	Against	Against	Against	Against	Against

In case For/Against is not shown to a Proposition, your decision for that item of business will be regarded as approval.
MARUBENI CORPORATION



(seal)

Please note that this translation does not fully reflect the contents of the Notice of the 78th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only.

June 5, 2002

To our shareholders

Notice of the 78th Ordinary General Meeting of Shareholders

Notice is hereby given that the 78th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and send us the enclosed voting form indicating your approval or disapproval with your seal by return mail to reach us by June 25, 2002.

(1) Date and Time: 10:00 A.M., Wednesday, June 26, 2002

(2) Place: Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 78th Fiscal Year (from April 1, 2001 to March 31, 2002)

Matters for Resolution:

1. To approve the proposed appropriation of the loss for the 78th fiscal year
2. To amend certain parts of the Articles of Incorporation
   (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3 To elect 1 Corporate Auditor due to the resignation of 1 incumbent Corporate Auditor
4. To amend the total remuneration to the Directors
5. To grant retirement remuneration to the retired Directors and the retiring Corporate Auditor

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7,Hommachi 2-chome, Chuo-ku, Osaka
Tohru Tsuji
Representative Director
President and CEO, Member of the Board

INFORMATION ON THE RIGHT TO VOTE

1.The total number of voting rights held by all the shareholders

1,486,527

2.Agenda and Related Matters

1. To approve the proposed appropriation of the loss for the 78th fiscal year

As shown in the attached Financial Statements of the Company for the 78th fiscal year (Attachment I), the unappropriated loss for the fiscal year totaled approximately Japanese Yen 148 billion. We propose to appropriate the unappropriated loss to the entire amount of the earned surplus and a part of the capital surplus, thereby eliminating the unappropriated loss for the 78th fiscal year. We regret to propose that no dividend is to be paid.

2. To amend certain parts of the Articles of Incorporation

We propose to amend part of the Articles of Incorporation as set forth below.

With respect to Article 2, it is proposed to insert "Trading of Greenhouse Gas Emission Permit" as one of the purposes of the Corporation in preparation for the business development hereafter.
Articles 6, 8, 9, 15 and 19 are proposed to be amended following the enactment of the "Law to amend a part of the Commercial Code, etc."(Law No. 79 of 2001) effective as of October 10, 2001 under which certain amendments were made such as abolishment of par share and transition to the new share unit system (Tangen Kabu Seido) from the former share unit system (Tani Kabu Seido).
Article 10 and its supplementary provisions are proposed to be deleted following the abolishment of "Law for exceptions to the Commercial Code concerning the share retirement procedures" (Law No. 55 of 1997) as of October 1, 2001.
Articles 7, 14, 24 and 25 are proposed to be reworded to comply with the provisions of "Law to amend a part of the Commercial Code, etc."(Law No. 128 of 2001) which became effective as of April 1, 2002.

And, following the deletion of Article 10, the sebsequent Articles of present Articles of Incorporation will be renumbered accordingly.

A comparison of the present and the proposed amended texts is as follows:

(The changes are indicated by underlining)

Present Articles of Incorporation	Proposed Amendment
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 2. Purposes The purposes of the Corporation shall be to engage in the following businesses: 1.-26. (omitted) (newly added) 27.-28. (omitted)	Article 2. Purposes The purposes of the Corporation shall be to engage in the following businesses: 1.-26. (same as present) 27. Trading of Greenhouse Gas Emission Permit 28.-29. (Present item numbers 27. and 28. shall be renumbered as item numbers 28. and 29., respectively.)
Chapter II. Shares	**Chapter II. Shares**
Article 6. Par value of each share and number of shares comprising one unit (Tani) 1. The par value of each share of the Corporation shall be Fifty Yen (¥50). 2. The number of shares comprising one unit of the Corporation shall be One Thousand (1,000). (newly added)	Article 6. Number of shares comprising one Tangen Unit and non-issuance of share certificate representing Fractional Tangen Unit Shares. (deleted) 1. The number of shares comprising one Tangen Unit (hereinafter referred to as "Tangen Unit") of the Corporation shall be 1000. 2. The Company shall not issue a share certificate representing the number of shares below one Tangen Unit (hereinafter referred to as "Fractional Tangen Unit Shares") except as may otherwise be provided by the Rules for Handling Shares.
Article 7. Record Date 1. Shareholders who may exercise rights at Ordinary General Meetings of Shareholders with respect to any fiscal period shall be shareholders and the beneficial owners of the shares "Jisshitsu Kabunushi" (hereinafter collectively referred to as the "Shareholders") who are registered in the latest Register of Shareholders and Register of Beneficial Owners of Shares "Jisshitsu Kabunushi Meibo" (hereinafter collectively referred to as the "Register of Shareholders, etc.") as of the last day of each such fiscal period. 2. In addition to the foregoing, in case of necessity, the Corporation may, upon giving prior public notice, temporarily fix a Record Date.	Article 7. Record Date 1. Shareholders who may exercise rights at Ordinary General Meetings of Shareholders with respect to any fiscal period shall be shareholders and the beneficial owners of the shares "Jisshitsu Kabunushi" (hereinafter collectively referred to as the "Shareholders") who are registered or recorded in the latest Register of Shareholders and Register of Beneficial Owners of Shares "Jisshitsu Kabunushi Meibo" (hereinafter collectively referred to as the "Register of Shareholders, etc.") as of the last day of each such fiscal period. 2. (same as present)

Present Articles of Incorporation	Proposed Amendment
Article 8. Transfer Agent 1. The Corporation shall have a transfer agent with respect to its shares. 2. The transfer Agent and its place of business shall be designated by a resolution of the Board of Directors and public notice thereof shall be given. 3. The Register of Shareholders, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of shares, the purchase of fractional <u>units of</u> shares and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.	Article 8. Transfer Agent 1. (same as present) 2. (same as present) 3. The Register of Shareholders, etc. of the Corporation shall be kept at the Transfer Agent's place of business and the Transfer Agent shall be responsible for the registration of all changes in ownership of share, the purchase of <u>Fractional Tangen Unit Shares</u> and any other matters pertaining to the shares of the Corporation, and the Corporation shall not handle any of these matters itself.
Article 9. Rules for handling shares The denominations of shares certificates, registration of changes in ownership of shares, purchase of fractional <u>units of</u> shares and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.	Article 9. Rules for handling shares The denominations of shares certificates, registration of changes in ownership of shares, purchase of <u>Fractional Tangen Unit Shares</u> and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.
<u>Article 10. Purchase and cancellation of issued shares</u> <u>1. The Corporation may, by resolution of the Board of Directors, acquire its shares to cancel the same with its earned surplus, to the extent of 140 million shares.</u> <u>2. The Corporation may, by resolution of the Board of Directors, acquire its shares to cancel the same with its additional paid-in capital, provided, however, that the total number of the acquired shares and the total amount of payment therefor shall be limited to 400 million shares and 150 billion yen, respectively.</u>	(deleted)

Present Articles of Incorporation	Proposed Amendment
Chapter III General Meeting of Shareholders	**Chapter III General Meeting of Shareholders**
Articles 11. – 13. (omitted)	Articles 10. – 12. (Present Articles 11. to 13. shall be renumbered as Articles 10. to 12., respectively.)
Article 14. Exercise of voting rights by proxy A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Corporation having voting rights and submits a power of attorney to the Corporation at each General Meeting of Shareholders.	Article 13. Exercise of voting rights by proxy A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Corporation having voting rights and that the shareholder or the proxy holder submits a power of attorney to the Corporation at each General Meeting of Shareholders.
Chapter IV Directors and Board of Directors	**Chapter IV Directors and Board of Directors**
Article 15. Election of Directors 1. Directors shall be elected at a General Meeting of Shareholders. 2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the shares with voting rights out of the total number of issued and outstanding shares. 3. Election of Directors shall not be conducted by cumulative voting.	Article 14. Election of Directors 1. (Same as present) 2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the total voting rights held by all the shareholders. 3. (Same as present)
Articles 16. – 18. (omitted)	Articles 15. – 17. (Present Articles 16. to 18. shall be renumbered as Articles 15. to 17., respectively.)
Chapter V Corporate Auditors and Board of Corporate Auditors	**Chapter V Corporate Auditors and Board of Corporate Auditors**
Article 19. Election of Corporate Auditors 1. Corporate Auditors shall be elected at a General Meeting of Shareholders. 2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the shares with voting rights out of the total number of issued and outstanding shares.	Article 18. Election of Corporate Auditors 1. (Same as present) 2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented who have in the aggregate not less than one-third of the total voting rights held by all the shareholders.

Present Articles of Incorporation	Proposed Amendment
Articles 20. – 22. (omitted)	Articles 19. – 21. (Present Articles 20. to 22. shall be renumbered as Articles 19. to 21., respectively.)
Chapter VI Accounts	**Chapter VI Accounts**
Article 23. (omitted)	Article 22. (Present Article 23. shall be renumbered as Article 22.)
Article 24. Dividends Dividends from profits of the Corporation, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered in the latest Register of Shareholders, etc. as of the last day of the applicable fiscal period.	Article 23. Dividends Dividends from profits of the Corporation, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered or recorded in the latest Register of Shareholders, etc. as of the last day of the applicable fiscal period.
Article 25. Interim Dividends The Corporation may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered in the latest Register of Shareholders, etc. as of September 30 of each year.	Article 24. Interim Dividends The Corporation may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered or recorded in the latest Register of Shareholders, etc. as of September 30 of each year.
Articles 26. and 27. (omitted)	Articles 25. and 26. (Present Articles 26. and 27. are renumbered as Articles 25. and 26., respectively.)
Supplementary Provision Validity of Article 10.2 Article 10.2 shall become invalid with effect from March 31, 2002. However, if the Board of Directors resolves to acquire the Corporation's shares by the above date, Article 10.2 shall survive the aforesaid invalidity date in connection with the acquisition of shares pursuant to such resolution.	(deleted)

Note: All other provisions of the Articles of Incorporation remain unchanged.

3. To elect 1 Corporate Auditor due to the resignation of 1 incumbent Corporate Auditor

The Board of Directors proposes the election of one Corporate Auditor as a substitution for Mr. Takao Mizuno who will be retiring at the close of this meeting. The Board of Directors has obtained the consent of the Board of Corporate Auditors to this Resolution. The candidate for Corporate Auditor is as follows:

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company
Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962: Joined the Company Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation Apr. 2002: Corporate Advisor (full-time) (Present Position)	31,415 shares

Notes: The above candidate has no conflict of interest with the Company.

4. To amend the total remuneration to the Directors

Due to the decrease in the number of Directors, the total remuneration to Directors has been approved to be "within ¥60,000,000 per month", by the Ordinary General Meetings of Shareholders held on June 27, 2001. The Board of Directors proposes that, as the number of Directors further decreases to 9, the total remuneration to Directors shall be amended to be "within ¥25,000,000 per month". As before, the remuneration to Directors described above shall not include any salary paid or to be paid for services as employees to Directors who are concurrently serving as employees.

5. To grant retirement remuneration to the retired Directors and the retiring Corporate Auditor

The Board of Directors proposes that retirement remuneration shall be granted to the retired Directors, Messrs. Seinosuke Okazaki and Kazuhiko Nishizawa who retired on September 30, 2001, Mr. Iwao Toriumi who retired on December 31, 2001, and Messrs. Inoshin Kitamura, Hirohiko Kubo, Takeyoshi Watanabe, Kazuhiro Owaki, Kazuhiko Sakamoto, Noritsugu Watanabe, Hidekatsu Yamamoto, Chiaki Takahata, Tamio Suzuki, Akira Matsuda, Kiyoshi Yoshimitsu, Makoto Isogai, Yasutaka Emori, Sadashi Iida, Masakatsu Takita, Tomoyuki Nakayama and Tadatsugu Nakajima who retired on March 31, 2002, and the retiring Corporate Auditor, Mr. Takao Mizuno who will be retiring at the close of this meeting, in gratitude for work they have performed during their terms of office.

The Board of Directors also proposes that the retirement remuneration shall be granted in accordance

with the Company standards and that the determination of the amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors, in the case of the retired Directors, and to consultation among the Corporate Auditors, in the case of the retiring Corporate Auditor. As for Mr. Iwao Toriumi, who has beforehand volunteered for giving up two-thirds of the amount of retirement remuneration which he would otherwise be granted under the Company standards, the Board of Directors proposes that the amount of retirement remuneration granted to him shall be reduced to such extent.

Career overviews of the retired Directors and the retiring Corporate Auditor are as follows:

Name	Career Overview
Iwao Toriumi	Jun. 1986: Director Jun. 1989: Managing Director Jun. 1990: Senior Managing Director Jun. 1991: Executive Vice President, Director Aug. 1992: President Apr. 1999: Chairman, Executive Director Dec. 2001: Retired
Inoshin Kitamura	Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation Mar. 2002: Retired
Hirohiko Kubo	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director; General Manager for Europe and Africa; Managing Director, Marubeni Europe Plc. Mar. 2002: Retired
Takeyoshi Watanabe	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Chief Representative in Indonesia; President, P.T. Marubeni Indonesia; Executive Officer for the ASEAN Region Mar. 2002: Retired
Kazuhiro Owaki	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div. Mar. 2002: Retired
Kazuhiko Sakamoto	Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.; Vice Chairman of Investment and Credit Committee Mar. 2002: Retired

Name	Career Overview
Noritsugu Watanabe	Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. Mar. 2002: Retired
Hidekatsu Yamamoto	Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for China; President and Chairman, Marubeni China Co., Ltd.; General Manager, Beijing Office Mar. 2002: Retired
Seinosuke Okazaki	Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. Sep. 2001: Retired
Chiaki Takahata	Jun. 1997: Director Apr. 2001: Director; General Manager, Nagoya Branch Mar. 2002: Retired
Tamio Suzuki	Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Development & Construction Div. Mar. 2002: Retired
Akira Matsuda	Jun. 1999: Director Apr. 2001: Director; Chief Operating Officer, Plant & Ship Div. Mar. 2002: Retired
Kiyoshi Yoshimitsu	Jun. 1999: Director Apr. 2000: Director; Chief Operating Officer, Utility & Infrastructure Div. Mar. 2002: Retired
Kazuhiko Nishizawa	Jun. 2000: Director Sep. 2001: Director; Chief Operating Officer, Iron & Steel Div.; General Manager, Iron & Steel Administration Dept. Sep. 2001: Retired
Makoto Isogai	Jun. 2000: Director; Chief Operating Officer, Forest Products & General Merchandise Div. Mar. 2002: Retired
Yasutaka Emori	Jun. 2000: Director Jan. 2001: Director; Chief Operating Officer, Transportation & Industrial Machinery Div. Mar. 2002: Retired
Sadashi Iida	Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, IT Business Div. Mar. 2002: Retired
Masakatsu Takita	Jun. 2001: Director; Chief Operating Officer, Textile Div. Mar. 2002: Retired
Tomoyuki Nakayama	Jun. 2001: Director; Chief Operating Officer, Agri-Marine Products Div. Mar. 2002: Retired
Tadatsugu Nakajima	Jun. 2001: Director; Chief Operating Officer, Metals & Mineral Resources Div. Mar. 2002: Retired
Takao Mizuno	Jun. 1999: Corporate Auditor (full-time) (Present Position)

ATTACHMENTS

I. Non-consolidated Financial Statements of Marubeni Corporation for the 78th Fiscal Year

II. *Consolidated Financial Statements of Marubeni Corporation for the 78th Fiscal Year*

III. VOTING FORM (SPECIMEN)

ATTACHMENT 1

Non-consolidated Financial Statements of Marubeni Corporation for the 78th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2002

ASSETS	Millions of yen	Thousands of U.S. dollars (Note)
Current assets :		
Cash and cash equivalents	¥ 199,355	$ 1,496,103
Notes receivable-trade	55,619	417,406
Accounts receivable-trade	460,588	3,456,572
Marketable securities	19,910	149,424
Inventories	66,520	499,214
Real estates for sale	111,476	836,596
Advance payments to suppliers	64,964	487,542
Prepaid expenses	10,314	77,405
Deferred income taxes	25,600	192,120
Accounts receivable-other	19,738	148,128
Accrued income	38,358	287,866
Short-term loans receivable	157,661	1,183,197
Other current assets	51,751	388,375
Allowance for doubtful accounts	(21,600)	(162,101)
Total current assets	**1,260,258**	**9,457,852**
Fixed assets :		
Property and equipment		
Buildings	54,603	409,781
Structures	3,567	26,776
Machinery & equipment	907	6,814
Vehicles	217	1,631
Furniture & fixtures	1,958	14,698
Land	124,869	937,106
Total property and equipment	**186,124**	**1,396,808**
Intangible assets		
Rights	1,086	8,155
Computer software	10,503	78,823
Total intangible assets	**11,590**	**86,979**
Investments & others		
Investment securities	431,013	3,234,620
Investment securities of subsidiaries	387,474	2,907,876
Investment in capital	35,335	265,182
Investment in capital of subsidiaries	43,321	325,113
Long-term loans receivable	280,962	2,108,537
Doubtful accounts	117,678	883,143
Long-term prepaid expenses	3,754	28,173
Prepaid pension cost	97,048	728,316
Deferred income taxes	131,016	983,241
Other investments	88,842	666,738
Allowance for doubtful accounts	(284,946)	(2,138,438)
Total investments & others	**1,331,501**	**9,992,505**
Total fixed assets	**1,529,216**	**11,476,293**
Deferred charges :		
Bond issuing cost	529	3,973
Bond discounts	62	469
Total deferred charges	**592**	**4,442**
Total assets	**¥ 2,790,066**	**$ 20,938,588**

LIABILITIES		Millions of yen		Thousands of U.S. dollars (Note)
Current liabilities :				
Notes and acceptances payable-trade	¥	160,887	$	1,207,410
Accounts payable-trade		308,579		2,315,791
Short-term loans payable		351,345		2,636,742
Current portion of bonds		150,837		1,131,984
Income taxes payable		130		975
Accrued expenses		21,618		162,236
Advance-payments received from customers		44,606		334,761
Deferred income		809		6,076
Deposits received		109,390		820,941
Other current liabilities		16,927		127,036
Total current liabilities		**1,165,132**		**8,743,957**
Long-term liabilities :				
Long-term loans payable		942,920		7,076,329
		361,163		2,710,416
Convertible debentures		68,890		516,998
Other long-term liabilities		247		1,857
Total long-term liabilities		**1,373,221**		**10,305,601**
Total liabilities		**2,538,353**		**19,049,558**
SHAREHOLDERS' EQUITY				
Common stock :				
Common stock		**194,039**		**1,456,208**
Statutory reserves :				
Additional paid-in capital		186,707		1,401,179
Legal reserve		18,843		141,414
Total statutory reserves		**205,550**		**1,542,594**
Accumulated deficit :				
Accumulated deficit		**148,072**		**1,111,235**
(Net loss for the current period)		(169,522)		(1,272,215)
Unrealized gains on other securities :				
Unrealized gains on other securities		**200**		**1,504**
Common stock in treasury :				
Common stock in treasury		(5)		(42)
Total shareholders' equity		**251,713**		**1,889,030**
Total liabilities & shareholders' equity	¥	**2,790,066**	$	**20,938,588**

Non-consolidated Statement of Operations and Unappropriated Accumulated deficit

April 1, 2001-March 31, 2002

	Millions of yen	Thousands of U.S. dollars (Note)
Ordinary items:		
Operating income & expenses :		
Sales	¥ 7,289,444	$ 54,705,023
Cost of sales	7,168,054	53,794,030
Gross profit	121,389	910,992
Selling, general & administrative expenses	120,388	903,479
Operating profit	**1,001**	**7,513**
Non-operating income & expenses :		
Non-operating income		
Interest income	21,941	164,665
Dividend income	29,860	224,094
Miscellaneous income	16,888	126,745
	68,691	515,506
Non-operating expenses		
Interest expense	33,633	252,407
Interest expense on commercial paper	23	172
Miscellaneous expenses	12,611	94,645
	46,267	347,225
Ordinary income	23,424	175,794
Extraordinary items :		
Extraordinary gains		
Gain on sales of property and equipment	3,687	27,674
Gain on sales of investment securities	9,903	74,322
Gain on redemption of bonds and convertible debentures	4,821	36,181
	18,412	138,178
Extraordinary losses		
Loss on sales of property and equipment	684	5,139
Impairment loss on fixed assets	34,048	255,523
Loss on sales of investment securities	1,827	13,714
Revaluation loss of investment securities	55,121	413,669
Liquidation loss of subsidiaries and affiliated companies	22,984	172,489
Provision for doubtful accounts from subsidiaries and affiliated companies	140,358	1,053,348
Provision for specified overseas accounts	39,884	299,319
	294,909	2,213,205
Loss before income taxes	**253,072**	**1,899,232**
Provision (benefit) for income taxes		
Current	3,050	22,889
Deferred	(86,600)	(649,906)
Net loss	169,522	**1,272,215**
Unappropriated retained earnings brought forward	21,450	160,980
Accumulated deficit at March 31, 2002	**¥ 148,072**	**$ 1,111,235**

Notes:

1. Basis of Presentations

The accompanying non-consolidated financial statements have been prepared from the accounts maintained by Marubeni Corporation ("the Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.
In addition, the notes to the non-consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥133.25 to $1, the exchange rate prevailing at the balance sheet date.

2. Significant Accounting Policies

1. Method of valuation of inventories
Inventories are stated at the lower of cost or market. Cost is determined by the specific cost method or the moving average cost method.

2. Method of valuation of assets other than inventory
(1) Securities:
① Trading securities: Trading securities are stated at fair value. Cost is determined by the moving average cost method.
② Held-to-maturity debt securities: Held-to-maturity debt securities are stated at amortized cost.
③ Investment securities of subsidiaries and affiliated companies: Investment securities of subsidiaries and affiliated companies are stated at cost determined by the moving average cost method.
④ Other securities:
Marketable securities: Marketable securities of other securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average method.
Non- marketable securities: Non- marketable securities of other securities are stated at cost determined by the moving average cost method.
(2) Derivative instruments: Derivative instruments are stated at fair value.
(3) Money trusts: Money trusts are accounted for in the same manner as securities based on holding purposes.

3. Depreciation of property and equipment is determined by the declining-balance method except for buildings of Marubeni Tama Center, and Tokyo and Osaka head office, which are depreciated by the straight-line method. Useful life of depreciable assets is between two years and fifty years for buildings. In accordance with revisions of the Corporate Tax Law in 1998, buildings, excluding leasehold improvements, acquired after March 31, 1998 are depreciated using the straight-line method.

4. Amortization of intangible assets is determined by the straight-line method. Amortization of Computer software for internal use is computed by the straight-line method over its useful life of five years.

5. Bond issuing cost is amortized equally over three years. Bond discounts are amortized equally over the life of bonds.

6. Allowance for doubtful accounts on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful accounts on certain doubtful accounts is individually determined based on a review of their collectibility.

7. Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated plan assets at the balance sheet date. The transition adjustment (¥89,084 million) is amortized over 15 years. Prior service cost is amortized over defined period, not exceeding the average remaining period of employment, (14.9years) by straight-line method and accounted for as deduction of pension cost. Unrecognized actuarial gain or loss is amortized over defined period, not exceeding the average remaining period of employment, (14.9years) by straight-line method, and is accounted for as addition of pension cost from the fiscal year next to fiscal year in which those are incurred. Prepaid pension cost, which is recorded in investments and others, is net of employees' retirement benefits.

8. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

9. Accounting for hedges

(1) Accounting for hedges: Deferred method is generally applied while the fair value hedge accounting is applied for other securities. The special treatment for interest rate swap agreements is applied when conditions are met. When foreign exchange contracts entered are to hedge foreign currency risks on foreign currency denominated receivables and payables, such receivables and payables are recorded at the foward contract rates.

(2) Hedging instrument and hedged item: Foreign exchange contracts, interest rate swap agreements, and commodity future contracts are, separately or collectively, utilized to hedge market risks such as foreign currency exchange rates, interest rates and market prices.

(3) Hedge policy: According to risk management policy established by each business unit, hedging activities on foreign currency, interest and commodity price risks are executed.

(4) Method of assessment of hedge effectiveness: The hedge effectiveness is assessed based primarily on the ratio analysis at the inception of the hedge and on an ongoing basis.

10. Consumption tax is accounted for by tax-exclusive method.

11. Interest expenses incurred during the ordinary developing period of large sized real estate development business (business with developing period over 2 years and cost exceeding ¥5,000 million) is capitalized as a part of developing cost of real estate.

3.Additional Information

1. Accounting for foreign currency transactions:

According to elimination of Report 4 of the 2nd Audit committee of Japanese Institute of Certified Public Accountants, "Accounting for foreign currency transactions and others for trading company", exchange gain or loss on settlement and transaction gain or loss of current receivables and payables denominated in foreign currencies are included in miscellaneous non-opreating income & expenses. As a result of this change,operating profit increase by ¥178 million, but there is no effect on Ordinary income.

2.Common stock in treasury

Common stock in treasury, which were included in assets in prior fiscal year, are reclassified at the end shareholders' equity as a deduction from shareholders'equity. As a result of this change, current assets and shareholders' equity decrease by ¥5 million.

(Notes to balance sheet)

1. Due from subsidiaries

Current	¥	183,986 million	$	1,380,757 thousand
Non-current	¥	120,813 million	$	906,664 thousand

Due to subsidiaries

Current	¥	163,209 million	$	1,224,833 thousand
Non-current	¥	55,200 million	$	414,258 thousand

2. Accumulated depreciation of property and equipment ¥ 39,031 million $ 292,915 thousand

3. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are office equipment such as computers.

4. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	100,456	$	674,615
Short-term loans receivable	¥	73,641	$	546,037
Investment securities and Investment securities of subsidiaries	¥	442,532	$	1,472,501
Investment in capital and Investment in capital of subsidiaries	¥	68,304	$	366,906
Long-term loans receivable	¥	116,927	$	864,374
Accounts payable-trade	¥	59,444	$	440,251
Short-term loans payable	¥	56,863	$	429,661
Long-term loans payable	¥	110,835	$	821,083

5. Assets pledged as collateral ¥ 256,516 million $ 1,925,073 thousand

6. Contingent liabilities

a. Guarantees	¥	781,229 million	$	5,862,881 thousand
b. Commitment to guarantee	¥	235,045 million	$	1,763,939 thousand
c. Notes receivable endorsed	¥	117 million	$	878 thousand
d. Export bills discounted	¥	14,484 million	$	108,697 thousand

The Company remains liable and will be jointly and severally liable with Marubeni - Itochu Steel Inc. for the obligations to which it has succeeded from the Company by Corporate Split.
The balance of such obligations outstanding at the end of the fisical year is ¥2,396 million.
The Company will indemnify Marubeni - Itochu Steel Inc. from losses which may arise in connection with any of the assets to which it has succeeded from the Company and accounts receivable held by the subsidiaries transferred from the Company to Marubeni - Itochu Steel Inc.

7. Loss per share ¥ 113.47 $ 851.55

Loss per share is computed based on the average number of shares of common stock outstanding, excluding common stock in treasury.

8. Effect to net asset regulated under Article 290 paragraph 1 item(4) of the Commercial Code

¥ 855 million $ 6,416 thousand

(Note to income statement)

Operating and non-operating transactions with subsidiaries

Sales	¥	749,512 million	$	5,624,855 thousand
Purchases	¥	2,907,572 million	$	21,820,427 thousand
Non-operating transactions	¥	11,764 million	$	88,285 thousand

Proposal for Appropriation of Accumulated deficit

		Millions of yen		Thousands of U.S.dollars (Note)
Accumulated deficit at March 31, 2002	¥	148,072	$	1,111,235
Reversal of additional paid-in capital	¥	18,843	$	141,414
Reversal of legal reserve	¥	129,228	$	969,820
Accumulated deficit to be carried forward	¥	0	$	0

(Note)

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥133.25 to $1, the exchange rate prevailing at the balance sheet date.

ATTACHMENT II

Consolidated Financial Statements of Marubeni Corporation for the 78th Fiscal Year

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2002	2001	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 471,978**	¥ 338,524	**¥ 133,454**
Investment securities	**63,949**	87,410	**- 23,461**
Notes and accounts receivable - trade:			
Notes receivable	**181,566**	294,082	**- 112,516**
Accounts receivable	**919,741**	1,233,961	**- 314,220**
Due from affiliated companies	**182,708**	145,123	**37,585**
Allowance for doubtful accounts	**- 34,213**	- 26,832	**- 7,381**
Inventories	**439,278**	481,227	**- 41,949**
Advance payments to suppliers	**67,074**	76,146	**- 9,072**
Deferred income taxes	**33,207**	27,886	**5,321**
Prepaid expenses and other current assets	**162,271**	115,309	**46,962**
Total current assets	**2,487,559**	2,772,836	**- 285,277**
Investments and long-term receivables:			
Affiliated companies	**283,944**	289,575	**- 5,631**
Securities and other investments	**553,857**	652,382	**- 98,525**
Notes, loans and accounts receivable - trade	**447,595**	614,930	**-167,335**
Allowance for doubtful accounts	**- 115,341**	-102,894	**- 12,447**
Property leased to others, at cost, less accumulated depreciation	**249,781**	302,161	**-52,380**
Total investments and long-term receivables	**1,419,836**	1,756,154	**- 336,318**
Property and equipment, at cost	**511,874**	532,720	**- 20,846**
Prepaid pension cost	**93,829**	84,507	**9,322**
Deferred income taxes	**154,391**	83,899	**70,492**
Other assets	**138,180**	90,488	**47,692**
Total assets	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2002	2001	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 719,254**	¥ 835,663	**¥ - 116,409**
Current portion of long-term debt	**528,048**	475,842	**52,206**
Notes and accounts payable-trade			
Notes and acceptances payable	**222,066**	282,169	**- 60,103**
Accounts payable	**624,962**	796,750	**- 171,788**
Due to affiliated companies	**52,371**	48,845	**3,526**
Advance payments received from customers	**58,138**	46,824	**11,314**
Income taxes	**10,967**	9,459	**1,508**
Deferred income taxes	**1,490**	1,720	**- 230**
Accrued expenses and other current liabilities	**223,912**	227,939	**- 4,027**
Total current liabilities	**2,441,208**	2,725,211	**- 284,003**
Long-term debt, less current portion	**2,048,454**	2,193,789	**- 145,335**
Employees' retirement benefits	**12,893**	13,960	**- 1,067**
Deferred income taxes	**6,345**	14,766	**- 8,421**
Minority interests in consolidated subsidiaries	**32,874**	30,581	**2,293**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**216,993**	216,993	**-**
Retained earnings	**- 94,754**	21,664	**- 116,418**
Accumulated other comprehensive loss	**- 52,375**	- 90,398	**38,023**
Cost of common stock in treasury	**- 8**	- 1	**- 7**
Total shareholders' equity	**263,895**	342,297	**- 78,402**
Total liabilities and shareholders' equity	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

	2002	2001	Variance
Cash and cash equivalents:	**¥ 466,642**	¥ 329,811	**¥ 136,831**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 386**	¥ - 14,242	**¥ 14,628**
Currency translation adjustments, net of reclassification	**- 51,826**	- 75,963	**24,137**
Minimum pension liability adjustment	**- 220**	- 193	**- 27**
Net unrealized losses on derivatives	**- 715**	0	**- 715**

*The variances in shareholders' equity except for capital transactions at the end of FY2001 and FY2000 are 78,395 million yen (decrease), and 17,995 million yen (increase), respectively.

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2002	**2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 8,972,245**	¥ 9,436,863	¥ - 464,618	- 4.9 %
Gross trading profit	**¥ 436,804**	¥ 479,754	¥ - 42,950	- 9.0 %
(ratio)	**(4.87%)**	(5.08%)		
Expenses:				
Selling, general and administrative expenses	**- 392,092**	- 400,356	8,264	- 2.1 %
Provision for doubtful accounts	**- 43,936**	- 37,916	- 6,020	15.9 %
Total	**- 436,028**	- 438,272	2,244	- 0.5 %
Operating profit	**776**	41,482	-40,706	- 98.1 %
Other income (expenses):				
Interest expense, net of interest income	**- 29,492**	-29,532	40	- 0.1 %
Dividends	**7,477**	7,692	- 215	- 2.8 %
Gain (loss) on investment securities	**- 83,814**	2,318	- 86,132	-
Gain (loss) on property and equipment	**- 43,636**	3,738	- 47,374	-
Other - net	**- 16,466**	- 19,010	2,544	-
Total	**- 165,931**	- 34,794	-131,137	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**- 165,155**	6,688	- 171,843	-
Provision for income taxes	**67,674**	- 8,526	76,200	-
Loss before equity in earnings (losses) of affiliated companies	**- 97,481**	- 1,838	- 95,643	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**- 18,937**	16,874	- 35,811	-
Net income (loss)	**¥ - 116,418**	¥ 15,036	¥ - 131,454	-

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	March 31		
	2002	**2001**	**Variance**
Operating activities			
Net income (loss)	**¥ - 116,418**	¥ 15,036	**¥ - 131,454**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**71,052**	69,914	**1,138**
Provision for doubtful accounts	**43,936**	37,916	**6,020**
Equity in (earnings) losses of affiliated companies- net	**31,647**	- 6,740	**38,387**
(Gain) loss on investment securities	**83,814**	- 2,318	**86,132**
(Gain) loss on property and equipment	**43,636**	- 3,738	**47,374**
Deferred income taxes	**- 87,378**	- 13,258	**- 74,120**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**291,263**	64,461	**226,802**
Inventories	**35,970**	20,495	**15,475**
Advance payments to suppliers and prepaid expenses and other current assets	**- 58,369**	5,678	**- 64,047**
Prepaid pension cost	**- 9,322**	- 84,507	**75,185**
Notes, acceptances and accounts payable	**- 148,059**	55,801	**- 203,860**
Advance payments received from customers and accrued and other current liabilities	**13,066**	23,354	**- 10,288**
Income taxes	**- 162**	- 15,923	**15,761**
Other	**3,780**	13,134	**- 9,354**
Net cash provided by operating activities	**198,456**	179,305	**19,151**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**224,832**	283,634	**- 58,802**
Purchases of securities and other investments	**- 158,546**	- 133,590	**- 24,956**
Proceeds from sales of property and equipment and property leased to others	**19,432**	65,830	**- 46,398**
Purchases of property and equipment and property leased to others	**- 76,783**	- 95,430	**18,647**
Collection of loans receivable	**114,806**	148,999	**- 34,193**
Loans made to customers	**- 58,879**	- 56,724	**- 2,155**
Other	**9,642**	- 24,726	**34,368**
Net cash provided by investing activities	**74,504**	187,993	**-113,489**
Financing activities			
Net decrease in short-term loans	**- 29,498**	- 150,052	**120,554**
Proceeds from long-term debt	**509,708**	374,323	**135,385**
Payments of long-term debt	**- 632,830**	-680,791	**47,961**
Sale (purchase) of treasury stock	**- 5**	1	**- 6**
Other	**2,521**	394	**2,127**
Net cash used in financing activities	**- 150,104**	- 456,125	**306,021**
Effect of exchange rate changes on cash and cash equivalents	**13,975**	13,330	**645**
Net (decrease) increase in cash and cash equivalents	**136,831**	- 75,497	**212,328**
Cash and cash equivalents at beginning of year	**329,811**	405,308	**- 75,497**
Cash and cash equivalents at end of year	**466,642**	329,811	**136,831**

*These financial statements are based on US GAAP.

ATTACHMENT III

【Specimen】 This document is an English translation of the Japanese voting form and is provided for explanatory purposes only. The original Japanese form, rather than this translation, must be used to cast a valid vote.

VOTING FORM

78

Serial Number of Shareholder | The Number of Voting Rights

TO MARUBENI CORPORATION

I exercise my voting right as indicated on the right (For/Against shall be indicated with a ○ mark) to each proposition of the 78th Ordinary General Meeting of Shareholders of Marubeni Corporation to be held on June 26, 2002.
In case of a continued or an adjourned session of the Meeting, I exercise my voting rights as mentioned above.

June ___, 2002

Item #1	Item #2	Item #3	Item #4	Item #5
For	For	For	For	For
Against	Against	Against	Against	Against

In case For/Against is not shown to a Proposition, your decision for that item of business will be regarded as approval.
MARUBENI CORPORATION

○
(seal)



Interim Financial Results for FY2000

(April 1st , 2000～September 30th, 2000)

Marubeni Corporation

<Contents>

<Reference>

I . Prospects of Consolidated Financial Results for FY2000

Prospect of Consolidated Financial Results for FY2000

(billions of yen)

	1st half FY00 Results	Pros. 2nd half FY00 as of Nov. 00	Pros. FY00 as of Nov. 00	Pros. FY00 as of Mar. 00	Variance	Main reasons for increase or decrease
Total volume of trading transactions (trillions of yen)	4.5	5.5	10.0	10.0	-	
Gross trading profit	242	248	490	480	10	Increase in Machinery, Energy
SGA Expenses	-213	-227	- 440	- 430	-10	Increase in Provision
Operating Profit	29	21	50	50	-	
Income before income taxes and equity in earnings	9	16	25	50	-25	Deterioration of other income(expenses)
Provision for income taxes	-12	-8	- 20	- 40	20	
Income before equity in earnings	-4	9	5	10	-5	
Equity in earnings-net	10	5	15	10	5	Increase in Sithe Energies
Net Income	6	14	20	20	-	

<Gross trading profit by group>

(billions of yen)

	1st half FY00 Results	Pros. 2nd half FY00 as of Nov. 00	Pros. FY00 as of Nov. 00	Pros. FY00 as of Mar. 00	Variance	Main reasons for increase or decrease
Machinery	66	74	140	134	6	Increase in IT Business
Energy	16	17	32	27	5	Increase in oil price
Metals	27	27	54	55	- 1	Decrease in steel product (pipes and tubes)
Chemicals	37	32	69	69	-	
Forest products and General merchandise	26	25	51	51	-	
Agri-Marine Products	36	37	73	73	-	
Textile	18	19	37	37	-	
Development and Construction	17	17	34	34	-	
Total	242	248	490	480	10	

Transition of Consolidated Financial Results

(billions of yen)

	FY95	1st Half FY96	FY96	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00
Total volume of trading transactions	13,541	6,725	13,970	6,746	13,641	5,803	11,960	4,689	10,222	4,499
Gross trading profit	475	233	497	250	535	265	522	241	454	242
Gross profit	55	17	62	33	85	32	13	26	16	29
Income before taxes and equity in eqrnings	34	26	58	31	55	25	-150	6	5	9
Equity in earnings	4	1	1	1	-7	-0	-7	-2	4	10
Net income	15	10	20	15	17	7	-118	3	2	6
Total assets	7,644	7,539	7,550	7,278	7,388	7,389	6,512	6,205	5,584	5,389
Interest-bearing debt	4,916	5,013	4,935	4,825	4,915	5,111	4,547	4,311	3,736	3,497
Shareholders' equity	561	570	513	513	475	426	354	381	324	309
Common stock, 50 yen par value	194	194	194	194	194	194	194	194	194	194
Additional paid-in capital	217	217	217	217	217	217	217	217	217	217
Retained earnings	112	118	123	134	131	134	9	8	7	13
Net unrealized gains (losses) on investment securities	121	111	40	35	-7	-73	16	51	23	-1
Currency translation adjustments and other	-83	-70	-62	-66	-60	-46	-82	-89	-117	-113

(Note)

All figures have been rounded off to one tenth of billions of yen, and no fraction adjustments have been made.

	FY95	1st Half FY96	FY96	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00
ROA	0.21%	0.14%	0.26%	0.20%	0.23%	0.10%	—	0.05%	0.03%	0.11%
ROE	2.90%	1.85%	3.75%	2.94%	3.49%	1.59%	—	0.91%	0.61%	1.93%
With net unrealized gains (losses) on investment securities, excluded	3.50%	2.33%	4.41%	3.17%	3.61%	1.46%	—	1.00%	0.64%	2.00%

	FY95	1st Half FY96	FY96	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00
Consolidated companies	624	659	662	669	693	701	689	689	646	636
Subsidiaries	436	455	459	468	479	489	488	486	456	440
Affiliates	188	204	203	201	214	212	201	203	190	196



Ⅱ. Consolidated Financial Results for 1st Half FY2000

Breakdown of Total Volume of Trading Transactions

Total Volume of Trading Transaction by Type

(billions of yen)

	1st half FY00		1st half FY99		Variance	
		Ratio		Ratio		Ratio
Domestic	1,830	40.7%	2,157	46.0%	-328	- 15.2%
Export	562	12.5%	655	14.0%	-93	- 14.2%
Import	770	17.1%	676	14.4%	94	13.9%
Offshore	1,338	29.7%	1,201	25.6%	138	11.5%
Total	4,499	100.0%	4,689	100.0%	-189	- 4.0%

Total Volume of Trading Transactions by Products

(billions of yen)

	1st half FY00		1st half FY99		Variance	
		Ratio		Ratio		Ratio
Machinery	1,136	25.3%	1,309	27.9%	-173	- 13.2%
Energy	928	20.6%	708	15.1%	220	31.1%
Metals	616	13.7%	665	14.2%	-49	- 7.4%
Chemicals	456	10.1%	407	8.7%	49	12.0%
Forest products and G' Mdse	441	9.8%	466	9.9%	-25	- 5.3%
Agri-marine products	536	11.9%	612	13.1%	-76	- 12.4%
Textile	295	6.6%	403	8.6%	-108	- 26.8%
Development & construction	91	2.0%	118	2.5%	-28	- 23.2%
Total	4,499	100.0%	4,689	100.0%	-189	- 4.0%

Total Volume of Trading Transactions by Type

			Increase	Decrease
Domestic	[- 328 billion yen	15.2% decrease]	-	Parent (Textiles, Machinery)
Export	[- 93 billion yen	14.2% decrease]	-	Parent (Machinery) M. Energy and Chemical Project Corporation
Import	[94 billion yen	13.9% increase]	Parent (Energy, Metals) M. Petroleum	-
Offshore	[138 billion yen	11.5% increase]	Parent (Energy, Chemicals) MIPCO Singapore M. Energy and Chemical Project Corporation	-

Total Volume of Trading Transactions by Group

			Increase	Decrease
Machinery	[- 173 billion yen	13.2% decrease]	-	Parent (Aircraft, Automobile)
Energy	[220 billion yen	31.1% increase]	Parent (Surging oil price) M. Petroleum	-
Metal	[- 49 billion yen	7.4% decrease]	-	M. America Parent (Domestic trading)
Chemicals	[49 billion yen	12.0% increase]	Parent (Synthetic fiber intermediates)	-
Forest Products and General Merchandise	[- 25 billion yen	5.3% decrease]	-	Parent (Construction materials)
Agri-Marine Products	[- 76 billion yen	12.4% decrease]	-	Parent (Livestock, food)
Textile	[- 108 billion yen	26.8% decrease]	-	Parent (Domestic trading)
Development and Construction	[- 28 billion yen	23.2% decrease]	-	Parent (Intermediate trading of office building construction)

Exchange Rate to U.S. dollar	00/4-9	99/4-9	Changes	
Average Rate	107.17 yen	117.35 yen	10.18 yen appreciated	8.7% ↑
	00/9	00/3	Changes	
Term-end Rate	108.00 yen	106.15 yen	1.85 yen depreciated	1.7% ↓

	1st half FY00	1st half FY99	Changes
Consolidated / Non-Consolidated Ratio	118.4%	113.7%	4.7%

Consolidated Statements of Income

Marubeni Corporation

Half Years ended September 30, 2000 and 1999

(billions of yen)

	1st half FY00	1st half FY99	Variance	Ratio
Total volume of trading transactions	4,499.5	4,688.8	- 189.3	- 4.0%
Gross trading profit	242.1	241.3	0.8	0.3%
(ratio)	(5.38%)	(5.15%)		
Expenses:				
Selling, general and administrative expenses	- 199.2	- 209.8	10.6	- 5.0%
Provision for doubtful accounts	- 14.0	- 6.0	- 8.0	134.4%
Total	- 213.2	- 215.8	2.5	- 1.2%
Operating profit	28.9	25.6	3.3	13.0%
Other Income (expenses):				
Interest expense (net of interest income)	- 14.5	- 17.3	2.7	- 15.9%
Dividends	3.0	2.9	0.1	4.3%
Gains and losses on investment securities	3.8	20.8	- 17.0	-
Gains and losses on property and equipment	5.2	- 7.8	13.0	-
Other -net	- 17.4	- 17.9	0.5	-
Total	- 20.0	- 19.3	- 0.7	-
Income (loss) before income taxes and equity in losses	8.8	6.2	2.6	41.9%
Provision for income taxes	- 12.4	- 1.0	- 11.5	-
Income (loss) before equity in earning	- 3.6	5.3	- 8.8	-
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	9.7	- 2.0	11.6	-
Net income (loss)	6.1	3.3	2.8	84.1%

*This financial statement is according to US accounting basis.

1. Gross Trading Profit by Group

(billions of yen)

	1st half FY00	1st half FY99	Variance
Machinery	65.8	64.1	1.7
Energy	15.5	15.2	0.3
Metal	26.9	28.4	-1.5
Chemicals	37.4	35.5	1.9
Forest Products and General Merchandise	26.3	27.6	-1.3
Agri-Marine Products	35.6	36.1	-0.5
Textile	18.1	18.4	-0.3
Development & Construction	16.7	16.0	0.7
Total	242.1	241.3	0.8

2. Expenses

(billions of yen)

	1st half FY00	1st half FY99	Variance
Selling, general and administrative expenses	-199.2	-209.8	10.6
(Personnel expenses)	(- 98.4)	(- 109.1)	(10.7)
(Depreciation expenses)	(- 9.9)	(- 10.0)	(0.1)
Provision for doubtful accounts	-14.0	-6.0	- 8.0
Total	-213.2	-215.8	2.6

3. Financial Expenses

(billions of yen)

	1st half FY00	1st half FY99	Variance
Interest income	39.5	51.3	- 11.8
Interest expense	-54.1	-68.6	14.5
(Interest - net)	(- 14.5)	(- 17.3)	(2.8)
Dividends	3.0	2.9	0.1
Total	-11.6	-14.4	2.9

Consolidated Balance Sheets

Marubeni Corporation — At September 30, 2000 and March 31, 2000

(billions of yen)

ASSETS	Sep. 00	Mar. 00	variance
Current assets:			
Cash and cash equivalents, and time deposits	321	408	-86
Marketable securities	150	423	-273
Notes and accounts receivable - trade			
Notes receivable	305	290	15
Accounts receivable	1,277	1,256	21
Due from affiliated companies	130	123	7
Allowance for doubtful accounts	-21	-17	-4
Inventories	482	490	-8
Advance payments to suppliers	80	86	-6
Deferred income taxes	23	6	17
Prepaid expenses and other current assets	122	149	-27
Total current assets	2,870	3,214	-344
Investments and long-term receivables:			
Affiliated companies	310	289	20
Securities and other investments	676	493	183
Notes, loans and accounts receivable - trade	644	714	-70
Allowance for doubtful accounts	-112	-125	13
Property leased to others, less accumulated depreciation	301	308	-7
Total investments and long-term receivables	1,819	1,680	139
Property and equipment, less accumulated depreciation	520	510	10
Deferred income taxes	93	100	-7
Other fixed assets	88	82	6
Total assets	5,389	5,584	-195

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	Sep. 00	Mar. 00	variance
Current liabilities			
Short-term loans	823	951	-127
Current portion of long-term debt	548	526	22
Notes and accounts payable - trade			
Notes and acceptances payable	250	248	2
Accounts payable	814	755	59
Due to affiliated companies	43	45	-2
Advance payments received from customers	39	44	-5
Income taxes	14	25	-11
Deferred income taxes	0	9	-9
Accrued and other current liabilities	223	223	-1
Total current liabilities	2,755	2,827	-72
Long-term debt, less current portion	2,189	2,300	-111
Employees' retirement benefits	91	90	1
Deferred income taxes	16	15	1
Minority interest in consolidated subsidiaries	28	28	-0
Shareholders' equity			
Common stock	194	194	—
Additional paid-in capital	217	217	0
Retained earnings	13	7	6
Accumulated other comprehensive losses (Note)	-114	-93	-21
Total shareholders' equity	309	324	-15
Total liabilities and shareholders' equity	5,389	5,584	-195

*This financial statement is according to US accounting basis.

(billions of yen)

Cash and cash equivalents	317	405	-88
Accumulated other comprehensive losses			
Net unrealized gains (losses) on investment securities	-1	23	-24
Currency translation adjustments	-83	-86	3
Minimum pension liability adjustment	-30	-30	-

The variance in shareholders' equity except for capital transactions is 14.9 billion yen (decrease) for Sep. 2000.

①Major Increase/Decrease

Assets

(billions of yen)

	1st half FY00	Variance from 1st half FY99	
Cash and cash equivalents and time deposits	321	-86	Decrease mainly in Parent
Marketable Securities	150	-274	Decrease due to transfering entry to investment securities, sales and redemption
Notes and accounts receivable	1,277	21	Increase mainly in Overseas, including Marubeni America etc.
Deferred income taxes	23	17	
Other Current Assets	122	-27	Decrease mainly in Parent
Affiliated companies	310	21	Increase in overseas related investments
Securities and other investments	676	183	Increase due to transfering entry from marketable securities and decrease due to unrealized losses at term end etc.
Notes, loans and accounts receivable -trade	644	-70	Decrease mainly in Parent
Property and equipment, less accumulated depreciation	520	11	Increase in Utility & Infrastructure etc.

Liabilities

	1st half FY00	Variance from 1st half FY99	
Short-term loans	823	-127	Decrease in domestic financial subsidiary
Current portion of long-term debt	548	22	Increase mainly in Parent
Long-Term debt, less current portion	2,125	-134	Decrease in Parent as well as subsidiaries
Short & Long term loans, debentures	3,497	-239	
Net interest bearing debt	3,175	-153	
Notes and accounts payable - trade	814	59	Increase mainly in Overseas including Marubeni America

Shareholders' equity

	1st half FY00	Variance from 1st half FY99	
Total shareholders' equity	309	-15	Net unrealized gains on investment securities -24

②Financial Position

	1st half FY00	1st half FY99
Ratio of shareholders' equity	5.74%	5.81%
Current ratio	104.2%	113.7%
D/E ratio ※	10.26 times	10.26 times

※D/E ratio = (Short & Long term loans, debentures − Cash, cash equivalents, time deposits) / Shareholders' equity

	1st half FY00	1st half FY99
ROA	0.11%	0.05%
ROE	1.93%	0.91%

Increase/Decrease of Consolidated Companies & Surplus/Deficit

1. Number of consolidated companies

		Sep. FY00	Establish/ Buy	Increase due to the new standard	Liquidate/ Sell	Mar. FY99	Variance
Subsidiaries	Domestic	166	4	0	-13	175	-9
	Overseas	274	6	1	-14	281	-7
	Total	440	10	1	-27	456	-16
Affiliates	Domestic	61	5	1	-1	56	5
	Overseas	135	6	0	-5	134	1
	Total	196	11	1	-6	190	6
	Domestic	227	9	1	-14	231	-4
	Overseas	409	12	1	-19	415	-6
	Total	636	21	2	-33	646	-10

2. Major companies that have been newly consolidated during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Mibugawa Power Company	YEN	250 mil	100.00%	Retail sales of electric power
Metal Site Japan Corporation	YEN	496 mil	25.00%	E-marketplace operating of steel and non-ferrous products
* Ain Pharmacies	YEN	3,082 mil	18.09%	Pharmacy· Operation of drug stores
Nacx Nakamura Corporation	YEN	1,046 mil	20.00%	Whole sale and processing of food, warehouse operation
Marubeni Oil & Gas (U.K.)	US$	35 mil	100.00%	Oil development business
Evm Leasing	US$	123 mil	50.00%	Leasing of oil developing machinery
Vinas Argentinas	AP	14 mil	40.00%	Production and sales of wine and must

* Companies that has been consolidated by definition of new accounting standard

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Town Television Yokohama Co.	Merged	65.38%	CATV operation
Beniko	Merged	86.36%	Import and export, production and processing of marine products
Delifresh Foods Corporation	Equity Swap	100.00%	Production and processing of meat products
Escada Japan	Sold	20.00%	Wholesale of women's wear of ESCADA and related accessories
M. Pacific Cable	Merged	100.00%	Investment to Pacific Crossing Ltd.
M. Telecom Dev.	Merged	100.00%	Investment to Flag Ltd.

Surplus / Deficit of Consolidated Companies

(billions of yen)

		Sep. FY00			Sep. FY99			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Surplus	No. of companies	152	289	441	159	283	442	-7	6	-1
	Amount	10	23	33	10	16	26	-1	7	7
Deficit	No. of companies	75	120	195	84	163	247	-9	-43	-52
	Amount	-6	-13	-19	-6	-14	-20	-0	1	1
Surplus company ratio		67%	71%	69%	65%	63%	64%	2%	8%	5%

(Note) Surplus/Deficit amount is based on equity method

Increase/Decrease of Consolidated Companies & Surplus/Deficit

[1st half FY00] (billions of yen)

		Surplus Companies		Deficit Companies		Total	
		No.of Companies	Surplus Amount	No.of Companies	Surplus Amount	No.of Companies	Net Profit/Loss
Subsidiaries	Domestic	114 (69%)	9.1	52 (31%)	-4.6	166	4.5
	Overseas	198 (72%)	9.9	76 (28%)	-10.0	274	-0.1
	Total	312 (71%)	19.0	128 (29%)	-14.6	440	4.4
Affiliates	Domestic	38 (61%)	0.8	23 (38%)	-1.2	61	-0.4
	Overseas	91 (67%)	13.0	44 (33%)	-2.9	135	10.1
	Total	129 (66%)	13.8	67 (34%)	-4.2	196	9.7
Total	Domestic	152 (67%)	9.9	75 (33%)	-5.8	227	4.1
	Overseas	289 (71%)	22.9	120 (29%)	-12.9	409	9.9
	Total	441 (69%)	32.8	195 (31%)	-18.7	636	14.1

[1st half FY99] (billions of yen)

		Surplus Companies		Deficit Companies		Total	
		No.of Companies	Surplus Amount	No.of Companies	Surplus Amount	No.of Companies	Net Profit/Loss
Subsidiaries	Domestic	126 (70%)	9.1	55 (30%)	-4.0	181	5.1
	Overseas	191 (63%)	11.8	114 (37%)	-8.5	305	3.3
	Total	317 (65%)	20.9	169 (35%)	-12.5	486	8.4
Affiliates	Domestic	33 (53%)	1.3	29 (47%)	-1.6	62	-0.3
	Overseas	92 (65%)	3.9	49 (35%)	-5.6	141	-1.7
	Total	125 (62%)	5.2	78 (38%)	-7.2	203	-2.0
Total	Domestic	159 (65%)	10.4	84 (35%)	-5.6	243	4.8
	Overseas	283 (63%)	15.7	163 (37%)	-14.1	446	1.6
	Total	442 (64%)	26.1	247 (36%)	-19.7	689	6.4

(Transition of number of surplus/deficit companies)

	1st half FY97	1st half FY98	1st half FY99	1st half FY00	FY97	FY98	FY99
Surplus	435 (65%)	430 (61%)	442 (64%)	441 (69%)	484 (70%)	459 (67%)	476 (74%)
Deficit	234 (35%)	271 (39%)	247 (36%)	195 (31%)	209 (30%)	230 (33%)	170 (26%)
Total	669	701	689	636	693	689	646

Segment Information

(1) Information of Operating Segments

Marubeni has adopted complex segments by geography and products, which is categorized by the peculiarity of productive and geographical markets, for valuation of operating results and decision making for resource allocation. For the disclosure of its information, we group the operating segments into 12 productive segments, domestic branches and offices, and overseas corporate subsidiaries and branches. Each segment is trading wide range of consumers' goods and industrial products including raw materials and production goods in the domestic and overseas markets, and also caltivating new markets. The business activities are accompanied by financial, insurable and other services. The information of the operating segments for 1st half FY00 and the revised segmental information for 1st half FY99, altered according to the above-mentioned segments, is as follows.

1st half FY00(April 1st, 2000～September 30th, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	
Total volume of trading transactions						
External trading volume	187	143	317	365	875	
Internal trading volume	2	0	2	9	1	
Total	189	143	319	374	876	
Gross Operating Profit	23	4	9	28	15	
Net Income	- 3	4	- 8	- 1	4	
Segment Assets	280	225	561	508	284	
	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products	
Total volume of trading transactions						
External trading volume	231	237	275	373	476	
Internal trading volume	26	24	17	18	8	
Total	257	261	291	391	484	
Gross Operating Profit	8	12	16	21	32	
Net Income	2	- 1	3	5	6	
Segment Assets	204	244	178	377	344	
	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External trading volume	241	83	189	496	11	4,499
Internal trading volume	3	0	13	167	- 290	-
Total	244	83	202	663	- 279	4,499
Gross Operating Profit	15	13	5	37	3	242
Net Income	- 3	- 3	1	0	0	6
Segment Assets	189	439	170	614	772	5,389

1st half FY99(April 1st, 1999～September 30th, 1999) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	
Total volume of trading transactions						
External trading volume	182	182	305	535	702	
Internal trading volume	7	7	16	27	18	
Total	189	189	321	562	720	
Gross Operating Profit	17	3	9	31	15	
Net Income	2	- 1	- 2	2	3	
Segment Assets	244	204	610	670	270	
	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products	
Total volume of trading transactions						
External trading volume	220	237	241	392	509	
Internal trading volume	33	36	15	22	25	
Total	252	273	256	415	533	
Gross Operating Profit	7	14	15	23	34	
Net Income	- 0	0	8	2	5	
Segment Assets	221	265	180	361	319	
	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External trading volume	318	93	236	521	16	4,689
Internal trading volume	10	2	17	292	- 526	-
Total	328	95	252	813	- 510	4,689
Gross Operating Profit	15	12	5	38	3	241
Net Income	1	0	1	1	- 18	3
Segment Assets	220	505	171	745	1,221	6,205

(Note) Internal Trading Volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standard, and the diffemce between US and Japanese accounting standard is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for 1st half FY00 and 1 st half FY99.

1st half FY00(April 1st, 2000~September 30th, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External trading volume	3,126	626	157	279	311	–	4,499
Internal trading volume	1,101	123	19	72	39	- 1,354	–
Total	4,227	750	176	350	350	- 1,354	4,499
Operating Profit	11	5	3	7	3	1	29
Other Income (expenses)							- 20
Income(loss) before income taxes							9
Segment Assets	2,796	395	262	201	144	- 226	3,572
Other Assets							1,817
Total Assets							5,389

1st half FY99(April 1st, 1999~September 30th, 1999) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External trading volume	3,327	669	171	266	256	–	4,689
Internal trading volume	1,324	137	32	62	34	- 1,588	–
Total	4,651	806	203	328	290	- 1,588	4,689
Operating Profit	11	6	2	4	3	0	26
Other Income (expenses)							- 19
Income(loss) before income taxes							6
Segment Assets	3,524	465	361	218	154	- 799	3,922
Other Assets							2,282
Total Assets							6,205

Cross segment trading volume is based on the ordinary market price. Operating profit is the result of deduction of SGA expenses and provisions for doubtful account from gross trading profit. Other assets are mainly cash and time deposits, marketable securities and investment marketable securities.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

1st half FY00(April 1st, 2000~September 30th, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
①Volume of overseas transactions	647	215	637	401	1,900
②Volume of consolidated transactions					4,499
③Ratio of overseas transactions (%)	14.4	4.8	14.2	8.8	42.2

1st half FY99(April 1st, 1999~September 30th, 1999) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
①Volume of overseas transactions	648	204	648	355	1,856
②Volume of consolidated transactions					4,689
③Ratio of overseas transactions (%)	13.8	4.3	13.8	7.7	39.6

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America .... USA, Canada
   (2) Europe .... England, Belgium
   (3) Asia・Oceania ...... Indonesia, China
   (4) Others .... Central and South America, Africa

3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

〈Segment Information: Supplement①〉

Breakdown of Increase/Decrease in Operating Profit by Geographical Segment

(billions of yen)

		1st half FY00	1st half FY99	Variance	Main reasons for the variance
Japan	Parent	0.2	-1.4	1.6	Decrease in SGA expenses
	Subsidiaries	10.5	12.3	-1.8	Decrease in sales of Marubeni Energy, JIPIC
	Total	10.7	10.9	-0.2	
North America	Corporate Subsidiaries	6.3	5.2	1.1	Increase in Marubeni America
	Subsidiaries	-1.4	0.6	-2.0	Decrease in Vectant
	Total	5.0	5.8	-0.8	
Europe	Corporate Subsidiaries	0.0	-0.6	0.6	
	Subsidiaries	2.7	2.5	0.2	
	Total	2.8	1.9	0.9	
Asia・	Corporate Subsidiaries	1.0	0.8	0.2	
Oceania	Subsidiaries	5.9	3.0	2.9	Increase in M. Alminium, Ravva Oil (SGR)
	Total	6.9	3.8	3.1	
Others	Corporate Subsidiaries	0.2	0.2	0.0	
	Subsidiaries	2.4	2.9	-0.5	
	Total	2.7	3.1	-0.4	
Eliminations		0.9	0.1	0.8	
Total		28.9	25.6	3.3	

Breakdown of Increase/Decrease in Segmental Assets

(billions of yen)

		Sep. 00	Mar. 00	Variance	Main reasons for the variance
Japan	Parent	1,648.0	1,739.4	-91.4	Decrease in notes and accounts receivable - trade
	Subsidiaries	1,148.1	1,133.6	14.5	Iecrease in Marubeni Special Steel Corp., Marubeni Cement & Construction Materials
	Total	2,796.1	2,873.0	-76.9	
North America	Corporate Subsidiaries	285.5	232.4	53.1	Iecrease in Marubeni America
	Subsidiaries	110.0	103.2	6.8	Iecrease in Vectant
	Total	395.5	335.6	59.9	
Europe	Corporate Subsidiaries	90.6	91.0	-0.4	
	Subsidiaries	171.8	180.6	-8.8	Decrease in Nissan Sverige, MT Interpet
	Total	262.5	271.5	-9.0	
Asia・	Corporate Subsidiaries	75.0	84.0	-9.0	Decrease in Marubeni Hong Kong, Marubeni Taiwan
Oceania	Subsidiaries	125.7	111.8	13.9	Iecrease in MINDANAO I・II, MIPCO(SGR)
	Total	200.7	195.8	4.9	
Others	Corporate Subsidiaries	2.2	1.7	0.5	
	Subsidiaries	141.7	140.5	1.2	Increase in M.Petroleum
	Total	143.9	142.2	1.7	
Eliminations		-226.4	-244.0	17.6	
Total		3,572.3	3,574.2	-1.9	

〈Segment Information: Supplement②〉

Consolidated Net Profit concerning with the Subsidiaries and Affiliates in Indonesia and Thailand

(billions of yen) <Reference>

Country	Number of Subsidiaries/ Affiliates	Net Profit (Loss) for 1st half FY00	Net Profit (Loss) for 1st half FY99	<Reference> Net Profit (Loss) for FY99 (Year End)
Indonesia	21	-1.7	-1.3	-2.5
Thailand	21	-0.6	-1.6	-2.1
Total	42	-2.3	-3.0	-4.6

〈Breakdown for Indonesia〉

(billions of yen) <Reference>

Company	Marubeni's equity portion	Net Profit (Loss) for 1st half FY00	Net Profit (Loss) for 1st half FY99	<Reference> Net Profit (Loss) for FY99 (Year End)
Cibubur	26.00%	-0.9	0.7	0.5
P.T.Chandra Asri	23.70%	-0.7	-2.1	-3.2
UNITEX	25.23%	-0.2	0.1	0.0
Others	—	0.1	-0.1	0.1
Total	—	-1.7	-1.3	-2.5

〈Breakdown for Thailand〉

(billions of yen) <Reference>

Company	Marubeni's equity portion	Net Profit (Loss) for 1st half FY00	Net Profit (Loss) for 1st half FY99	<Reference> Net Profit (Loss) for FY99 (Year End)
Thai Cold Rolled Steel Sheet	29.21%	-0.6	-0.1	-0.8
NISSAN DIESEL(THAILAND)	30.00%	-0.2	-1.0	-0.8
C.I.M Development	39.70%	0.2	-0.1	-0.2
Other	—	0.0	-0.5	-0.4
Total	—	-0.6	-1.6	-2.1

Reference

November 16th 2000

Summary of Consolidated Financial Statements for 1st Half FY 2000

(USGAAP basis)

Company name : Marubeni Corporation Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Kyoto, Sapporo
Headquarter address : Osaka
Enquiry : (Osaka) Title General Manager, Corporate Strategies (Osaka) Sec., Corporate Strategies Dept.
Name Ueda Yoshiki TEL(06)6266-2485
(Tokyo) Title Assistant General Manager, Corporate Communications Dept.
Name Ueyama Takeo TEL(03)3282-4802
Date of Director meeting for FY2000 Financial Results : November 16th 2000

1. Consolidated financial results for 1st Half FY 2000(April 1st 2000 - September 30th 2000)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(billions of yen)	(%)	(billions of yen)	(%)	(billions of yen)	(%)
1st half FY00	4,499	-4.0	29	13.0	9	41.9
1st half FY99	4,689	-19.2	26	-20.8	6	-75.1
FY99 year end	10,222		16		5	

	Interim Net income		Interim EPS	Interim EPS after addition of CB-related Potential stocks
	(billions of yen)	(%)	(yen)	(yen)
1st half FY00	6	84.1	4.1	3.86
1st half FY99	3	-53.6	2.23	2.15
FY99 year end	2		1.38	-

(*)①Equity in earnings-net Interim for FY00 10 billion yen, interim for FY99 -2billion yen, Year end for FY99 4 billion yen

②Unrealized gains and losses of derivatives-net 34 billion yen

③Any changes of accounting method? No

④The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnigns, and interim net income represents the change from the previous year

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholder's equity/ total assets	Shareholder's equity / per share
	(billions of yen)	(billions of yen)	(%)	(yen)
1st half FY00	5,389	309	5.7	207.12
1st half FY99	6,205	381	6.1	254.88
FY99 year end	5,584	324	5.8	217.07

(3)Consolidated cash flow (billions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financial activities	Cash and cash equivalents at end of FY99
1st half FY00	126	53	-268	317
1st half FY99	61	118	-147	600
FY99 year end	185	257	-595	405

(4)Total number of consolidated subsidiaries and affiliates
Subsidiaries 440 Affiliates 196

(5)Increase/decrease of consolidated subsidiaries and affiliates
Subsidiaries (Newly nominated) 11 (Exclusion) 27 Affiliates(Newly nominated) 12 (Exclusion) 6

2. Forecast of consolidated financial results for FY2000(April 1st 1999 ~ March 31st 2000)

(billions of yen)

	Total volume of trading transactions	Net income
Year End	10,000	20

(*)forecasted EPS(Year End) 13.39 yen

Business Group

The major activity of our business group is trading in wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to business partners, and also work on natural resource development and investment in the engineering frontiers.

Below is the contents of our products and services and the names of our major group firms by the operating segment. The operating segment from FY00 was realigned to new classification (12 divisions by products, domestic branches & offices, and overseas corporate subsidiaries & branches)

Division	Contents of products and services	Major group firms	
IT Business	Both in domestic and overseas, operating IT related businesses, including various types of IP network infrastructure business, overseas data communication plant business, mobile business, retail and wholesale of PC hardware and software, medical and health care business, broadcasting business of BS/CS etc, and ASP/ISP business	Subsidiaries	Kanto Electronics Corporation, Marubeni Telecom Co., Ltd., Vectant
		Affiliates	Sofmap Co., Ltd.
Utility and Infrastructure	Both in domestic and overseas, developing and operating utility, water, and waste treatment etc as a privatization business / contracting construction, machinery setting and supplying in infrastructure projects such as railway, airport, port, and bridge	Subsidiaries	Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
		Affiliates	Sithe Energies, Inc.E25, Uni-Mar Enerji Yatirimlari A.S.
Plant and Ship	Both in domestic and overseas, handling the construction and supply of plants / participating in project investment / supply and lease of cargo ships and tankers etc / owning and operating ships	Subsidiaries	Marubeni Energy and Chemical Project Corporation, Royal Maritime Corporation
		Affiliates	Kaji Technology Corpopation, Pt. Chandra Asri
Transportation and Industrial Machinery	Both in domestic and overseas, export, import, and domestic sales of vehicles, construction machinery, agro-industrial machinery, production machinery, environmental and industrial machinery, aircraft, defense equipment, and space-related equipment	Subsidiaries	Marubeni General Leasing Corporation, Marubeni Aerospace Corporation, Marubeni Motor Service, Inc.
		Affiliates	Okano Valve MFG., Co., Kubota Europe S.A.
Energy	Both in domestic and oversea, handling various forms of energy, including oil, gas, nuclear fuel and coal for power generation / participating in all aspects of energy distribution, ranging from natural resources development upstream to such downstream businesses as service stations	Subsidiaries	Marubeni Energy Corporation, MIECO Inc., Marubeni International Petroleum (Singapore) Pte. Ltd.
		Affiliates	Shenzhen Sino-Benny Lpg Co., Ltd.
Metals and Mineral Resorurces	Both in domestic and overseas, manufacturing, processing, and sales of nonferrous metals / overseas development and trading of raw materials of steel and nonferrous metals	Subsidiaries	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminium Australia Pty. Ltd.
		Affiliates	Toyo-Memory Technology Sdn. Bhd.
Iron and Steel	Both in domestic and overseas, trading, manufacturing, processing, and sales of steel products / aggressively doing e-commerce business as well	Subsidiaries	Marubeni Steel Trade Corporation, Marubeni Special Steel Corp., Marubeni Steel Structural Materials Inc.
		Affiliates	Marubeni Construction Material Lease Co., Ltd. Thai Cold Rolled Steel Sheet P.C.L.
Chemicals	Both in domestic and overseas, chemical industry, trading from primary materials to end products	Subsidiaries	Marubeni Plax Corporation, Marubeni Chemix Corporation
		Affiliates	Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited
Forest Products and General Merchandise	Both in domestic and overseas, sales of rubber products, footwear, and housing material / operating leisure facilities / manufacturing and sales of pulp and paper / participating in afforestation	Subsidiaries	Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
		Affiliates	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.
Agri-Marine Products	Both in domestic and overseas, involving in all aspects of the food business, including agri-marine products, processed foods and beverages, materials for foods and beverages, feed and feed grain	Subsidiaries	Benirei Corporation, Pacific Grain Terminal Ltd., Cia. Iguacu de Café Soluvel
		Affiliates	Yamaboshiya Co., Ltd., Katakura Chikkarin Co., Ltd.
Textile	Integration from textile materials to apparel / Both in domestic and overseas, procurement and production of apparel material / Planning and proposal of apparel material and interior textile products / Offering distribution services	Subsidiaries	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Textile Asia Ltd.
		Affiliates	Erawan Textile Co., Ltd.
Development and Construction	Domestic:Mainly development of condominiums / development and rental of sporting facilities and commercial offices. Overseas:Total development such as industrial estate.	Subsidiaries	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Levene Co., Ltd.
		Affiliates	Koshigaya Community Plaza Corporation
Domestic branches and offices	Sales and business activities of various types of products	Subsidiaries	IMT Corporation
		Affiliates	Bansei Kouki
Overseas corporate subsidiaries and branches	Sales and business activities of various types of products	Corporate Subsidiaries	Marubeni America Corporation, Marubeni Europe P. L. C. , Marubeni Hong Kong Ltd.
		Subsidiaries	Helena Chemical Company
		Affiliates	ATC Inc.
Corporate and administration etc.	Financial services and logistics	Subsidiaries	Marubeni Finance Corporation, Marubeni International Finance P.L.C.
		Affiliates	Fuyo General Lease Co., Ltd.

Domestic listed subsidiaries: Kanto Electronics Corporation (TSE Section2)

Management Policy and Financial Results for the 1st Half FY 2000

Marubeni Corporation

1. Management Policy

(1) Basic Management Policy

Marubeni launched a three-year master policy called VISION2000 since April 1998, to pursue our management philosophy of becoming a value-creating company which contributes to the world's economic prosperity through our competitive position as a globally networked company. The principal focus of VISION2000 is to reinforce the competitiveness of the Marubeni Group. We are accomplishing this by "focusing on priority lines of businesses", "accelerating management decision-making", and "pursuing management efficiency with greater emphasis on balance sheet improvement".

It is essential to transform our role and function as a general trading company in line with changes in our operating environment through enhancement of our financial structure and focusing on priority lines of businesses. While we maintain the general thrust of VISION2000, we have been executing the Restructuring Plan since April last year, to achieve slimming-down of balance sheet, cost cutting, restructuring of group firms, and reforming of organization and management systems which respond to the changing operating environment:

Financial Restructuring

Our plans call for consolidated assets and interest-bearing debt net of cash and time deposits to be reduced to 5.3 and 3.0 trillion yen, respectively, by the end of March 2001. The plan has been executed well so far, since consolidated assets and interest-bearing debt net of cash and time deposits as of September 2000 were 5.4 and 3.2 trillion yen, respectively.

Group Firms Restructuring

We have been trying to improve return on assets through exiting from the unprofitable businesses and disposal of the non core businesses.
Total number of consolidated firms as of September 2000 was 636, decreased by 10 firms since March 2000.
The loss-making firms ratio was 31 %, decreased by 5 % compared with last year. This also has been executing well towards March 2001 target of being under 20 %.

Personnel Restructuring

Total number of employees on unconsolidated basis as of October 1st was 4,878, decreased by 173 since April 1st 2000. We have introduced a new personnel system, where the emphasis is placed on pay-for-performance, from April 2000.

While we execute the above-mentioned program, we make efforts to enhance our competitive edges through concentrating our management resources in 4 business fields, "Retail & services", "Social infrastructure & utility services", "Trading of high value added materials" and "Development & trading of natural resources".

Especially responding to IT revolution, we appointed CIO (Chief Information Officer) as a supervisor to introduce and control our IT strategies of Marubeni. Under the control of the IT Committee which is chaired by CIO, we cultivate and operate internet-related business rapidly and efficiently.

(2) Principles in Profits Allocation

We recognize that one of the important responsibilities for corporate entities is to continue to pay dividends to shareholders, as well as to enlarge enterprise value and increase ROE.
However, for this 1st half, we have decided not to pay the interim dividends, since we regard the enlargement of shareholders' equity as a first priority, in line with the Restructuring Plan.

2. Financial Results

(1) Outline for the 1st half of FY00

<Business Environment>

For the 1st half of this year, the U.S. economy continued to expand, European economy maintained stable growth, and Asian economy on the whole kept recovering.

In the U.S. economy, personal consumption showed stable growth in line with rising income and better employment conditions. Capital expenditure maintained favorable progress mainly in the IT business field. The commodity price continued to be stable, thanks to improvement of productivity and timely monetary policy.

In Europe, due to better employment conditions and lower Euro currency, personal consumption and export lead the economic growth.

In Asia, due to surging crude oil price and unstable politic conditions, stock prices and currencies went down, but it was not damaging enough to effect the real economy. In NIES, personal consumption and capital expenditure showed stable growth, in addition to the increase of IT related export. In Thailand, Philippines, and Indonesia, because of sluggish domestic consumption, economy showed slow growth. In China, fiscal-stimulus package and increase of export effected the personal spending, which raised the growth ratio.

In Russia, domestic companies restored thanks to surging crude oil price and lower currency. In Latin America, economy recovered due to positive direct investment by European and American companies.

In Japan, personal spending was not strong enough except in IT related products such as personal computers or mobile phones, since salary and employment could not show clear recovery, and stock prices were still in adjustment stage. On the other hand, company earnings recovered due to stable increase of export of electric parts such as semiconductors to Asian countries, and also due to cost cuttings including personnel expense cutting, which motivated companies to increase capital expenditure. The issue of household accounts and corporate earnings were in different directions however, the whole economy is getting stable. Under these conditions, Bank of Japan quitted zero-interest policy in August.

As for the balance of international payments, the current revenue diminished, because market prices of primary products like crude oil recovered, and import from Asia increased.

<Consolidated Financial Results>

The summary of consolidated financial results for the 1st half FY00 is as follows:

(billions of yen)

	1st half FY00	1st half FY99	Variance	
			Amount	%
Total volume of trading transactions	4,499	4,689	-189	-4.0%
Gross trading profit	242	241	1	0.3%
Operating profit	29	26	3	13.0%
Income before taxes and equity in earnings	9	6	3	41.9%
Net income	6	3	3	84.1%

Total volume of trading transactions declined 4.0% to 4.5 trillion yen.

Total volume of trading transactions by type are as follows:

Domestic transactions declined 15.2%, because of a reduction in Textile, Machinery and others, an increase in Energy notwithstanding.

Export Transactions declined 14.2%, due to reduction in Machinery, an increase in Chemicals notwithstanding.

Import Transactions increased 13.9%, because of an increase in Energy, Metals, Machinery and others.

Offshore Transactions increased 11.5% due to an increase in Energy, Chemicals and others.

Total volume of trading transactions by operating segment and business summary are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	1st half FY00	1st half FY99	Variance	1st half FY00	1st half FY99	Variance
IT Business	189	189	-0	22.7	17.2	5.5
Utility and Infrastructure	143	189	-46	4.2	2.8	1.4
Plant and Ship	319	321	-2	8.8	9.4	-0.6
Transportation and Industrial Machinery	374	562	-188	28.1	31.2	-3.1
Energy	877	720	157	14.9	14.7	0.2
Metals and Mineral Resources	257	252	5	8.0	7.2	0.8
Iron and Steel	261	273	-12	12.2	13.8	-1.6
Chemicals	291	256	36	15.5	14.9	0.6
Forest Products and General Mdse	391	415	-24	21.5	23.1	-1.6
Agri-Marine Products	484	533	-49	32.3	33.7	-1.4
Textiles	244	328	-84	14.9	15.1	-0.2
Development and Construction	83	95	-12	13.2	12.4	0.8
Domestic Branches and Offices	202	253	-51	5.3	5.4	-0.1
Overseas Corporate Subsidiaries and Branches	663	813	-150	37.2	37.8	-0.7
Corporate and Elimination etc.	-279	-510	232	3.4	2.7	0.7
Consolidated	4,499	4,689	-189	242.1	241.3	0.8

IT Business: Total volume of trading transactions declined 0.4 billion yen, or 0.2%, but gross trading profit grew 5.5 billion yen, or 32.0%, mainly because of an increase in IT business.

Utility and Infrastructure: Total volume of trading transactions declined 46 billion yen, or 24.4%, due to a decrease in offshore transactions. Gross trading profit increased 1.4 billion yen, or 51.8% because of an increase in overseas power project.

Plant and Ship: Total volume of trading transactions declined 2 billion yen, or 0.6%, due to a decrease in plant related transactions. Gross trading profit went down 0.6 billion yen, or 6.2%, mainly because of a decrease in Energy Chemical Plant.

Transportation and Industrial Machinery: Total volume of trading transactions declined 188 billion yen, or 33.5%, due to a decrease in trade of automobiles and aircrafts. Consequently, gross trading profit went down 3 billion yen, or 10.0%.

Energy: Total volume of trading transactions increased 157 billion yen, or 21.7%, thanks to rising prices in crude oil. Gross trading profit increased 0.2 billion yen, or 1.4%, mainly owing to an increase in overseas transactions.

Metals and Mineral Resources: Total volume of trading transactions increased 5 billion yen, or 2.0%, due to an increase in import transactions. Gross trading profit went up 0.8 billion yen, or 10.6%, because of an increase in overseas transactions.

Iron and Steel: Total volume of trading transactions decreased 12 billion yen, or 4.4%, mainly due to a decrease in domestic transactions. Gross trading profit went down 1.6 billion yen, or 11.7%, owing to a decline of profit ratio in export transactions.

Chemicals: Total volume of trading transactions increased 36 billion yen, or 13.9%, due to an increase in offshore transactions of synthetic fiber intermediates. Gross trading profit went up 0.6 billion yen, or 4.0%, mainly owing to an increase in export of electronics-related materials.

Forest Products and General Merchandise: Total volume of trading transactions declined 24 billion yen, or 5.7%, due to a decrease in domestic transactions for construction materials. Gross trading profit declined 1.6 billion yen, or 6.9%, mainly because of a decrease in leisure related business, an increase in import transactions of paper pulp notwithstanding.

Agri-Marine Products: Total volume of trading transactions declined 49 billion yen, or 9.2%, because of a decrease of turnover by cutting off low profit transactions. Gross trading profit declined 1.4 billion yen, or 4.2%, mainly because of a decrease in food business.

Textile: Total volume of trading transactions declined 84 billion yen, or 25.7%, due to a decrease in domestic transactions, and gross trading profit went down 0.2 billion yen, or 1.0%.

Development and Construction: Total volume of trading transactions declined 12 billion yen, or 12.4%, due to a decrease in domestic intermediary business. Gross trading profit increased 0.8 billion yen, or 6.3%, thanks to an increase in trade of condominiums in metropolitan area.

Domestic branches and offices: Total volume of transactions declined 51 billion yen, or 20.2% because of a decline in domestic transactions of steel products, and gross trading profit decreased 0.1 billion yen, or 1.6%.

Overseas corporate subsidiaries and branches: Total volume of transactions declined 150 billion yen, or 18.4%, mainly because of loss in weight by higher yen, and gross trading profit decreased 0.7 billion yen, or 1.7%.

Consequently, gross trading profit increased 0.8 billion yen, or 0.3% to 242 billion yen.

As SGA expenses declined 10.6 billion yen due to cost-cutting, provision for doubtful accounts increased 8 billion yen notwithstanding, operating profit went up 3.3 billion yen, or 13.0%, to 28.9 billion yen.

Income before income taxes and equity in earnings went up 2.6 billion yen, or 41.9% to 8.8 billion yen, although gains from disposal of marketable securities decreased.

Income before equity in earnings decreased 8.8 billion yen, to –3.6 billion yen, due to an increase of income taxes.

Net income went up 2.8 billion yen, or 84.1% to 6.1 billion yen, because of an increase in equity in earnings by 11.6 billion yen.

The summary of balance sheet as of the end of September 2000 is as follows:

(billions of yen)

	Sept. 30th 2000	Mar. 31st 2000	Variance
Consolidated total assets	5,389	5,584	-195
Consolidated shareholders' equity	309	324	-15
Consolidated interest-bearing debt	3,497	3,736	-239
Consolidated interest-bearing debt net of cash & time deposits	3,175	3,328	-153

Consolidated total assets, decreased 195 billion yen to 5,389 billion yen, mainly in trade receivables, investment securities and long term receivables, as a result of acceleration of withdrawal from low profit businesses and liquidation and disposal of group firms. Consolidated interest-bearing debt declined 239 billion yen to 3,497 billion yen, with the deduction of total assets. Consolidated interest-bearing debt net of cash and time deposits decreased 153 billion yen to 3,175 billion yen.

Consolidated shareholders' equity decreased 15 billion yen to 309 billion yen, due to a decrease of unrealized net gains of marketable securities by 24 billion yen. As a result, net debt-to-equity ratio was 10.26 times, remaining on the same level as end March 2000.

As for cash flow, net cash provided by operating activities was 126 billion yen (increase), net cash provided by investing activities was 54 billion yen (increase), and net cash used in financing activities was -268 billion yen (decrease). As a result, cash and cash equivalents at end of 1st half of year decreased 88 billion yen to 317 billion yen.

<Non-consolidated Financial Results>

The summary of non-consolidated financial results for the 1st half FY00 is as follows:

(billions of yen)

	1st half FY00	1st half FY99	Variance	
			Amount	%
Total volume of trading transactions	3,801	4,123	-322	-7.8
Gross trading profit	76	77	-1	-1.5
Operating profit	12	9	3	27.3
Income before taxes and equity in earnings	32	20	11	54.7
Net income	3	3	0	0.1

Total volume of trading transactions for the 1st half FY00 declined 7.8% to 3,801 billion yen.

Domestic transactions declined 21.4%, because of a reduction in Textiles, Machinery, and Agri-Marine Products.

Export transactions declined 11.1%, due to a decrease mainly in Machinery.

Import transactions increased 14.4%, because of an increase especially in Energy.

Offshore transactions went up 6.7%, due to an increase mainly in Energy.

Trading transactions and gross trading profit by group and business summary are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	1st half FY00	1st half FY99	Variance	1st half FY00	1st half FY99	Variance
IT Business	122	139	-17	1.2	2.8	-1.5
Utility and Infrastructure	130	181	-51	2.0	2.2	-0.2
Plant and Ship	233	227	6	5.9	5.8	0.1
Transportation and Industrial Machinery	287	475	-188	5.4	5.4	0
Energy	836	603	234	3.4	3.7	-0.3
Metals and Mineral Resources	215	206	9	4.3	5.0	-0.6
Iron and Steel	225	225	-0	5.9	7.0	-1.0
Chemicals	398	349	49	7.4	6.6	0.7
Forest Products and General Merchandise	337	377	-40	8.6	8.0	0.5
Agri-Marine Products	436	566	-130	8.7	8.1	0.6
Textile	229	343	-114	8.9	8.5	0.3
Development and Construction	71	83	-13	2.9	2.5	0.4
Domestic Branches and Offices	263	317	-54	5.0	5.0	0
Overseas Branches	17	29	-13	0.6	0.6	0
Corporate and Administration etc.	2	2	0	5.1	5.3	-0.2
Total	3,801	4,123	-322	76.1	77.3	-1.1

IT Business: Total volume of trading transactions declined 17 billion yen, or 12.1 % due to a decrease in domestic trading in Information and Telecommunication business. Gross trading profit also fell 2 billion yen, or 54.9%, primarily because of a decrease in sales of IT related business.

Utility and Infrastructure: Total volume of trading transactions declined 51 billion yen, or 28.3% due to a decrease in offshore trading in overseas electric power business. Gross trading profit decreased 0.2 billion yen, or 9.8%.

Plant and Ship: Total volume of trading transactions increased 6 billion yen, or 2.8%, due to a rise in trading of industrial plant. Gross trading profit improved 0.1 billion yen, or 2.6%.

Transportation and Industrial Machinery: Total volume of trading transactions declined 188 billion yen, or 39.5%, primarily because of a decrease in export trading of automobiles. Gross trading profit remained

the same level as last year.

Energy: Total volume of trading transactions improved 234 billion yen, or 38.8%, due to an increase in offshore and import trading stemming from a rise in crude oil price. Gross trading profit went down 0.3 billion yen, or 10.1%, because of intensifying competition in offshore trading.

Metals and Mineral Resources: Total volume of trading transactions went up 9 billion yen, or 4.1%, thanks to an increase in imports. Gross trading profit went down 0.6 billion yen, or 13.0 %, due to a decline in margin spread.

Iron and Steel: Total volume of trading transactions declined 0.2 billion yen, or 0.1%. Gross trading profit decreased 1 billion yen, or 14.9%, due to a decline in margin spread for export trading.

Chemicals: Total volume of trading transactions increased 49 billion yen, or 13.9%, due to a rise in offshore trading in synthetic fiber intermediates. Gross trading profit went up 0.7 billion yen, or 11.9%, because of an increase in export trading for electronics-related materials.

Forest Products and General Merchandise: Total volume of trading transactions declined 40 billion yen, or 10.4%, primarily because of a decrease in domestic trading for construction materials. Gross trading profit went up 0.5 billion yen, or 7.3%, due to an increase in imports of pulp.

Agri-Marine Products: Total volume of trading transactions declined 130 billion yen, or 23.0%, mainly due to exit from low-profit trading. Gross trading profit increased 0.6 billion yen, or 7.8%.

Textile: Total volume of trading transactions declined 114 billion yen, or 33.1%, due to a decrease in domestic trading. Gross trading profit went up 0.3 billion yen, or 4.6%.

Development and Construction: Total volume of trading transactions went down 13 billion yen, or 15.0%, due to a decrease in intermediate trading of office building construction. Gross trading profit went up 0.4 billion yen, or 16.0%, because of an increase in dealing of condominiums in the Metropolitan area.

Domestic Branches and Offices: Total volume of trading transactions decreased 54 billion yen, or 17.0%, mainly due to a fall in domestic trading of iron and steel. Gross trading profit remained the same level as last year.

Overseas Branches: Total volume of trading transactions decreased 13 billion yen, or 43.2% primarily because of a decline in machinery trading. Gross trading profit remained the same level as last year.

As seen from above, gross trading profit declined 1 billion yen, or 1.5%, to 76 billion yen.

Operating profit went up 3 billion yen, or 27.3%, to 12 billion yen, due to a decrease in expenses for doubtful accounts. Income before income taxes and extraordinary items rose 11 billion yen, or 54.7%, to 32 billion yen, mainly because of improvement in net financial expense stemming from an increase in dividends.
Moreover, 16 billion yen from gains from disposal of investment securities and 5 billion yen from gains from disposal of property, plant & equipment, totaling in 21 billion yen of extraordinary gains, were added. On the other hand, extraordinary losses of 51 billion yen, such as 16 billion yen of losses for doubtful accounts on receivables in a particular region, 8 billion yen of currency translation adjustment losses, 8 billion yen of liquidation and disposal losses of group firms, were added.

Consequently, income before tax reduction was 2 billion yen, and interim net profit after tax effects, resulted in 3 billion yen.

The summary of balance sheet as of the end of September 2000 is as follows:

(billions of yen)

	Sep.30 2000	Mar.31 2000	Variance
Total asset	3,065	3,275	-211
Shareholders' equity	431	417	14
Interest-bearing debt	1,875	1,985	-109
Interest-bearing debt net of cash and time deposits	1,730	1,769	-39

Non-consolidated total asset went down 211 billion yen to 3,065 billion yen due to a decrease of long-term loans along with cash and time deposits, and account receivables.
Non-consolidated interest-bearing debt declined 109 billion yen to 1,875 billion yen. Non-consolidated interest-bearing debt net of cash and time deposits decreased 39 billion yen to 1,730 billion yen.

Non-consolidated shareholders' equity increased 14 billion yen to 431 billion yen. As a result, net debt-to-equity ratio improved 0.22 points to 4.02 times, from 4.24 times as of March 31st this year.

(2) Restructuring Cost and Gains from Disposal of Assets for the 1st half FY00

<Restructuring Cost>

(billions of yen)

Items on statements of income	Breakdown	Consolidated	Non-consolidated
Expenses (Consolidated) SGA expenses (Non-consolidated)	Provisions for doubtful account	-4	-1
	Allowance for overseas bad debt	-10	
	Total	-14	-1
Other gains and losses (Consolidated), and extraordinary losses (Non-consolidated)	Liquidation and disposal losses of group firms	-8	-13
	Allowance for overseas bad debt	-5	-23
	Losses on fixed assets	-2	-0
	Appraisal losses of investment equity securities	-11	-6
	Currency translation adjustment losses / realized losses		-8
	Total	-26	-51
Grand Total		-40	-52

Consolidated restructuring cost for this 1st half amounted to 40 billion yen. This primarily stemmed from 15 billion yen as allowance for overseas bad debt, 11 billion yen as appraisal losses of investment securities, and 8 billion yen as liquidation and disposal losses of group firms.

Non-consolidated restructuring cost for this 1st half summed to 52 billion yen. This primarily stemmed from 23 billion yen as allowance for overseas bad debt, 13 billion yen as liquidation losses to associated firms, provisions for doubtful accounts included, and 8 billion yen, as currency adjustment losses / realized losses.

<Gains from Disposal of Assets>

(billions of yen)

	Breakdown	Consolidated	Non-consolidated
Other gains and losses (Consolidated), Other gains and losses, and extraordinary losses (Non-consolidated)	Gains from disposal of investment securities	9	7
	Gains from disposal of group firms	4	16
	Gains from disposal of fixed assets	7	5
	Total	21	28

For this 1st half, gains from disposal of assets on consolidated and unconsolidated basis were 21 and 28, respectively, which were allocated to the restructuring cost.

(3) Financial Forecast for FY00

Financial forecast for FY00 is not to be changed.

<Consolidated Financial Forecast>

(billions of yen)

	Forecast FY00	Result FY99
Total volume of trading transactions	10,000	10,222
Net income	20	2

<Non-consolidated Financial Forecast>

(billions of yen)

	Forecast FY00	Result FY99
Total volume of trading transactions	8,000	8,859
Ordinary income	50	63
Net income	5	6

Breakdown of Total Volume of Trading Transactions

Total Volume of Trading Transaction by Type

(billions of yen)

	1st half FY00		1st half FY99		Variance	
		Ratio		Ratio		Ratio
Domestic	1,830	40.7%	2,157	46.0%	-328	- 15.2%
Export	562	12.5%	655	14.0%	-93	- 14.2%
Import	770	17.1%	676	14.4%	94	13.9%
Offshore	1,338	29.7%	1,201	25.6%	138	11.5%
Total	4,499	100.0%	4,689	100.0%	-189	- 4.0%

Total volume of trading transactions by products

(billions of yen)

	1st half FY00		1st half FY99		Variance	
		Ratio		Ratio		Ratio
Machinery	1,136	25.3%	1,309	27.9%	-173	- 13.2%
Energy	928	20.6%	708	15.1%	220	31.1%
Metals	616	13.7%	665	14.2%	-49	- 7.4%
Chemicals	456	10.1%	407	8.7%	49	12.0%
Forest products and g'mdse	441	9.8%	466	9.9%	-25	- 5.3%
Agri-marine products	536	11.9%	612	13.1%	-76	- 12.4%
Textile	295	6.6%	403	8.6%	-108	- 26.8%
Development & construction	91	2.0%	118	2.5%	-28	- 23.2%
Total	4,499	100.0%	4,689	100.0%	-189	- 4.0%

Consolidated Statements of Income

Marubeni Corporation

Half Years ended September 30, 2000 and 1999

(billions of yen)

	1st half FY00	1st half FY99	Variance	Ratio
Total volume of trading transactions	4,499.5	4,688.8	- 189.3	- 4.0%
Gross trading profit	242.1	241.3	0.8	0.3%
(ratio)	(5.38%)	(5.15%)		
Expenses:				
Selling, general and administrative expenses	- 199.2	- 209.8	10.6	- 5.0%
Provision for doubtful accounts	- 14.0	- 6.0	- 8.0	134.4%
Total	- 213.2	- 215.8	2.5	- 1.2%
Operating profit	28.9	25.6	3.3	13.0%
Other Income (expenses):				
Interest expense (net of interest income)	- 14.5	- 17.3	2.7	- 15.9%
Dividends	3.0	2.9	0.1	4.3%
Gains and losses on investment securities	3.8	20.8	- 17.0	-
Gains and losses on property and equipment	5.2	- 7.8	13.0	-
Other -net	- 17.4	- 17.9	0.5	-
Total	- 20.0	- 19.3	- 0.7	-
Income (loss) before income taxes and equity in losses	8.8	6.2	2.6	41.9%
Provision for income taxes	- 12.4	- 1.0	- 11.5	-
Income (loss) before equity in earning	- 3.6	5.3	- 8.8	-
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	9.7	- 2.0	11.6	-
Net income (loss)	6.1	3.3	2.8	84.1%

*This financial statement is according to US accounting basis.

Consolidated Balance Sheets

Marubeni Corporation — At September 30, 2000 and March 31, 2000

(billions of yen)

ASSETS	Sep-00	Mar-00	variance
Current assets:			
Cash and cash equivalents, and time deposits	321	408	-86
Marketable securities	150	423	-273
Notes and accounts receivable - trade			
Notes receivable	305	290	15
Accounts receivable	1,277	1,256	21
Due from affiliated companies	130	123	7
Allowance for doubtful accounts	-21	-17	-4
Inventories	482	490	-8
Advance payments to suppliers	80	86	-6
Deferred income taxes	23	6	17
Prepaid expenses and other current assets	122	149	-27
Total current assets	2,870	3,214	-344
Investments and long-term receivables:			
Affiliated companies	310	289	20
Securities and other investments	676	493	183
Notes, loans and accounts receivable - trade	644	714	-70
Allowance for doubtful accounts	-112	-125	13
Property leased to others, less accumulated depreciation	301	308	-7
Total investments and long-term receivables	1,819	1,680	139
Property and equipment, less accumulated depreciation	520	510	10
Deferred income taxes	93	100	-7
Other fixed assets	88	82	6
Total assets	5,389	5,584	-195

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	Sep-00	Mar-00	variance
Current liabilities			
Short-term loans	823	951	-127
Current portion of long-term debt	548	526	22
Notes and accounts payable - trade			
Notes and acceptances payable	250	248	2
Accounts payable	814	755	59
Due to affiliated companies	43	45	-2
Advance payments received from customers	39	44	-5
Income taxes	14	25	-11
Deferred Income taxes	0	9	-9
Accrued and other current liabilities	223	223	-1
Total current liabilities	2,755	2,827	-72
Long-term debt, less current portion	2,189	2,300	-111
Employees' retirement benefits	91	90	1
Deferred income taxes	16	15	1
Minority interest in consolidated subsidiaries	28	28	-0
Shareholders' equity			
Common stock	194	194	—
Additional paid-in capital	217	217	0
Retained earnings	13	7	6
Accumulated other comprehensive losses (Note)	-114	-93	-21
Total shareholders' equity	309	324	-15
Total liabilities and shareholders' equity	5,389	5,584	-195

*This financial statement is according to US accounting basis.

(billions of yen)

Cash and cash equivalents	317	405	-88
Accumulated other comprehensive losses			
Net unrealized gains (losses) on investment securities	-1	23	-24
Currency translation adjustments	-83	-86	3
Minimum pension liability adjustment	-30	-30	-

The variance in shareholders' equity except for capital transactions is 14.9 billion yen (decrease) for Sept.

Consolidated Statements of Changes in Shareholders' Equity

(billions of yen)

	1st half FY00 (April 2000~Sept. 2000)		1st half FY99 (April 1999~Sept. 1999)		Variance	
Common Stock:						
Balance at beginning of term	194.04		194.04		-	
Conversion of debentures	-		-		-	
Balance at end of term	194.04		194.04		-	
Additional paid-in capital:						
Balance at beginning of term	216.99		216.99		-0	
Departures of own stock	0		-		0	
Conversion of debentures	-		-		-	
Balance at end of term	216.99		216.99		-0	
Retained earnings:						
Balance at beginning of term	6.63		9.05		-2.42	
Net income (loss)	6.13	6.13	3.33	3.33	2.80	2.80
Cash dividends	-		-4.48		4.48	
Balance at the end of term	12.76		7.90		4.86	
Accumulated other comprehensive income (losses):						
Balance at beginning of term	-93.36		-66.07		-27.29	
Unrealized gains (losses) on investment securities		-24.45		35.55		-60.00
Currency translation adjustments		3.45		-7.01		10.46
Minimum pension liability adjustment		-		-0.62		0.62
Other comprehensive income (losses), net of tax	-20.99	-20.99	27.93	27.93	-48.92	-48.92
Comprehensive gains (losses)		-14.86		31.26		-46.12
Balance at end of term	-114.35		-38.14		-76.21	

*This financial statement is according to US accounting basis.

Consolidated Statement of Cash Flows

(billions of yen)

	1st half FY00	1st half FY99	Variance
Operating activities			
Net Income	6	3	3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization etc	36	30	6
Provision for doubtful accounts	14	6	8
Equity in earnings (losses) of affiliated companies-net	-10	2	-12
Loss (gain) on investment securities	-4	-21	17
Loss (gain) on property and equipment	-5	8	-13
Deferred income taxes	0	-22	22
Changes in operating assets and liabilities:			
Notes and accounts receivable	7	148	-141
Inventories	10	6	4
Advance payments to suppliers and prepaid expenses and other current assets	8	-18	26
Notes, acceptances and accounts payable	67	-97	163
Advance payments received from customers and accured and other current liabilities	-6	-1	-5
Income taxes	-11	9	-20
Other	13	7	6
Net cash provided by operating activities	126	61	65
Investing activities			
Proceeds from sales and maturities of securities and other investments	131	161	-30
Purchase of securities and other investments	-75	-73	-3
Proceeds from sales of property and equipment and property leased to others	26	17	9
Purchase of property and equipment and property leased to others	-46	-34	-11
Collection of loans receivable	53	134	-81
Loans made to customers	-29	-81	51
Other	-6	-7	1
Net cash provided by (used in) investing activities	53	118	-64
Financing activities			
Net decrease in short-term loans	-129	-264	135
Proceeds from long-term debt	249	445	-197
Payments of long-term debt	-387	-324	-64
Cash dividends paid	-	-4	4
Departures of own stock	0	-	0
Other	-1	-	-1
Net cash used in financing activities	-268	-147	-121
Effect of exchange rate changes on cash and cash equivalents	1	-11	12
Net increase (decrease) in cash and cash equivalents	-88	21	-109
Cash and cash equivalents at beginning of term	405	579	-174
Cash and cash equivalents at end of term	317	600	-283

*This financial statement is according to US accounting basis.

The Basic Conditions of Consolidated Financial Statements

Marubeni Corporation

1. Subsidiaries and Affiliates

① Number of Subsidiaries and Affiliates

	Sep-00	Mar-00	Variance
Subsidiaries	440	456	-16
Affiliates	196	190	6
Total	636	646	-10

② Major Group Firms

Subsidiaries

Overseas 274	Marubeni America Corporation Marubeni Europe P.L.C. Marubeni Hong Kong Ltd.
Domestic 166	Kanto Electronics Corporation Marubeni Energy Corporation Marubeni Real Estate Co., Ltd.

Affiliates

Overseas 135	Sithe Energies, Inc. Dampier Salt Ltd. Daishowa-Marubeni International Ltd.
Domestic 61	Marubeni Construction Material Lease Co., Ltd Marusumi Paper Co. Katakura Chikkarin Co.

③ Changes

Subsidiaries

Newly nominated 11	Mibugawa Power Company Marubeni Oil & Gas (U.K.) Limited Others··· 9 firms
Exclusion	27

Affiliates

Newly nominated 12	Nacx Nakamura Corporation Evm Leasing Corporation Others··· 10 firms
Exclusion	6

2. Change of Accounting Principles

None

Interim Net Income per Share

1st Half FY00 (April 1, 2000 ~ September 30, 2000)

Items	
Numerator	(billions of yen)
Interim net income — Numerator for interim net income per issued share	6
Adjustment related to potential equity — Convertible bonds	0
Numerator for interim net income per diluted share	6
Denominator	(thousands of shares)
Denominator for interim net income per issued share	1,494,018
Adjustment related to potential equity — Convertible bonds	150,504
Denominator for interim net income per diluted share	1,644,522

	(yen)
Interim net income per issued share	4.10
Interim net income per diluted share	3.86

* In the 1st half FY00, the following convertible bonds had dilution effect;
  4th Unsecured CB issued in Septemner 1986
  7th Unsecured CB issued in September 1988
  8th Unsecured CB issued in November 1996

1st Half FY99 (April 1, 1999 ~ September 30, 1999)

Items	
Numerator	(billions of yen)
Interim net income — Numerator for interim net income per issued share	3
Adjustment related to potential equity — Convertible bonds	0
Numerator for interim net income per diluted share	4
Denominator	(thousands of shares)
Denominator for interim net income per issued share	1,494,021
Adjustment related to potential equity — Convertible bonds	146,132
Denominator for interim net income per diluted share	1,640,153

	(yen)
Interim net income per issued share	2.23
Interim net income per diluted share	2.15

* In the 1st half FY99, the following convertible bonds had dilution effect;
  8th Unsecured CB issued in November 1996

Segment Information

(1) Information of Operating Segments

Marubeni has adopted complex segments by geography and products, which is categorized by the peculiarity of productive and geographical markets, for valuation of operating results and decision making for resource allocation. For the disclosure of its information, we group the operating segments into 12 productive segments, domestic branches and offices, and overseas corporate subsidiaries and branches. Each segment is trading wide range of consumers' goods and industrial products including raw materials and production goods in the domestic and overseas markets, and also caltivating new markets. The business activities are accompanied by financial, insurable and other services. The information of the operating segments for 1st half FY00 and the revised segmental information for 1st half FY99, altered according to the above-mentioned segments, is as follows.

1st half FY00(April 1st, 2000~September 30th, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External trading volume	187	143	317	365	875
Internal trading volume	2	0	2	9	1
Total	189	143	319	374	876
Gross Operating Profit	23	4	9	28	15
Net Income	- 3	4	- 8	- 1	4
Segment Assets	280	225	561	508	284

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External trading volume	231	237	275	373	476
Internal trading volume	26	24	17	18	8
Total	257	261	291	391	484
Gross Operating Profit	8	12	16	21	32
Net Income	2	- 1	3	5	6
Segment Assets	204	244	178	377	344

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External trading volume	241	83	189	496	11	4,499
Internal trading volume	3	0	13	167	- 290	-
Total	244	83	202	663	- 279	4,499
[illegible]	15	13	5	37	3	242
Net Income	- 3	- 3	1	0	0	6
Segment Assets	189	439	170	614	772	5,389

1st half FY99(April 1st, 1999~September 30th, 1999) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External trading volume	182	182	305	535	702
Internal trading volume	7	7	16	27	18
Total	189	189	321	562	720
Gross Operating Profit	17	3	9	31	15
Net Income	2	- 1	- 2	2	3
Segment Assets	244	204	610	670	270

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External trading volume	220	237	241	392	509
Internal trading volume	33	36	15	22	25
Total	252	273	256	415	533
Gross Operating Profit	7	14	15	23	34
Net Income	- 0	0	8	2	5
Segment Assets	221	265	180	361	319

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External trading volume	318	93	236	521	16	4,689
Internal trading volume	10	2	17	292	- 526	-
Total	328	95	252	813	- 510	4,689
Gross Operating Profit	15	12	5	38	3	241
Net Income	1	0	1	1	- 18	3
Segment Assets	220	505	171	745	1,221	6,205

(Note) Internal Trading Volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standard, and the differnce between US and Japanese accounting standard is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for 1st half FY00 and 1 st half FY99.

1st half FY00(April 1st, 2000～September 30th, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External trading volume	3,126	626	157	279	311	-	4,499
Internal trading volume	1,101	123	19	72	39	- 1,354	-
Total	4,227	750	176	350	350	- 1,354	4,499
Operating Profit	11	5	3	7	3	1	29
Other Income (expenses)							- 20
Income(loss) before income taxes							9
Segment Assets	2,796	395	262	201	144	- 226	3,572
Other Assets							1,817
Total Assets							5,389

1st half FY99(April 1st, 1999～September 30th, 1999) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External trading volume	3,327	669	171	266	256	-	4,689
Internal trading volume	1,324	137	32	62	34	- 1,588	-
Total	4,651	806	203	328	290	- 1,588	4,689
Operating Profit	11	6	2	4	3	0	26
Other Income (expenses)							- 19
Income(loss) before income taxes							6
Segment Assets	3,524	465	361	218	154	- 799	3,922
Other Assets							2,282
Total Assets							6,205

Cross segment trading volume is based on the ordinary market price. Operating profit is the result of deduction of SGA expenses and provisions for doubtful account from gross trading profit. Other assets are mainly cash and time deposits, marketable securities and investment marketable securities.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

1st half FY00(April 1st, 2000～September 30th, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
①Volume of overseas transactions	647	215	637	401	1,900
②Volume of consolidated transactions					4,499
③Ratio of overseas transactions (%)	14.4	4.8	14.2	8.8	42.2

1st half FY99(April 1st, 1999～September 30th, 1999) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
①Volume of overseas transactions	648	204	648	355	1,856
②Volume of consolidated transactions					4,689
③Ratio of overseas transactions (%)	13.8	4.3	13.8	7.7	39.6

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
(1) North America .... USA, Canada
(2) Europe .... England, Belgium
(3) Asia・Oceania ...... Indonesia, China
(4) Others .... Central and South America, Africa

3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

Carrying Amounts and Fair Value of Financial Instrument

Marubeni Corporation

1) Fair Value of Securities

Available-for-sale securities (billions of yen)

	September 30th 2000			March 31st 2000		
	Cost	Market price (Book value)	Net unrealized gains (losses)	Cost	Market price (Book value)	Net unrealized gains (losses)
Debt securities						
Current assets	125	129	4	166	173	7
Non-current	81	63	-18	43	43	0
Total	206	192	-14	208	215	7
Equity securities						
Current assets	-	-	-	198	222	24
Non-current	210	229	19	18	34	16
Total	210	229	19	216	256	40

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (billions of yen)

	September 30th 2000			March 31st 2000		
	Cost (Book value)	Market price	Net unrealized gains (losses)	Cost (Book value)	Market price	Net unrealized gains (losses)
Debt securities						
Current assets	19	19	0	17	17	0
Non-current	166	165	-1	210	208	-1
Total	185	185	-1	227	226	-1

*The held-to-maturity securities are stated in the balance sheet at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity.

Trading-purpose securities (billions of yen)

	September 30th 2000			March 31st 2000		
	Cost (Book value)	Market price	Net unrealized gains (losses)	Cost (Book value)	Market price	Net unrealized gains (losses)
Current assets	1	1	0	10	11	2

*The net unrealized gains (losses) of trading-purpose securities are recorded in income statement at the end of term.

2) Carrying Amounts and Unrealized Gains and Losses of Derivative Transactions

Hedging purpose (billions of yen)

	September 30th 2000			March 31st 2000		
	Carrying amount		Net unrealized gains (losses)	Carrying amount		Net unrealized gains (losses)
		Over 1year			Over 1year	
Interest rate swaps	1,640	1,360	25	1,656	1,367	30
Currency swaps	278	176	9	324	177	12
Foreign exchange contracts	334	10	-0	293	15	-0
Commodity futures, forwards	298	23	1	215	11	0
Others	10	0	0	42	-	-0
Total	2,560	1,569	34	2,530	1,570	42

*The net gains (losses) of currency swaps and foreign exchange contracts are evaluated at the end of term and off-set that of foreign currency asset and liabilities in the income statement.
The unrealized gains (losses) of the derivatives which are not hedging purpose, evaluated at the end of term are recorded in the income statement.
These gains (losses) are included in the table above.

Trading purpose (billions of yen)

	September 30th 2000			March 31st 2000		
	Carrying amount		Net unrealized gains (losses)	Carrying amount		Net unrealized gains (losses)
		Over 1year			Over 1year	
Interest rate swaps	15	5	0	107	80	0
Foreign exchange contracts	1	-	0	-	-	-
Commodity futures, forwards	16	-	-0	10	-	-0
Others	38	28	0	82	70	-0
Total	69	32	0	199	150	0

*The unrealized gains (losses) of the trading-purpose derivatives evaluated at the end of term and net of those are recorded in the income statement.

Financial Results for FY2000

(April 1, 2000～March 31, 2001)

Marubeni Corporation

** This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

<Contents>

<Reference>

I . Prospects of Consolidated Financial Results for FY2001

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Prospects of Consolidated Financial Results for FY2001

<Income Statement>

(billions of yen)

	FY2001 prospects	FY2000 results	Variance	Main reasons for increase or decrease
Total volume of trading transactions (trillions of yen)	9.0	9.4	- 0.4	
Gross trading profit	490.0	479.8	+10.2	
SGA Expenses	- 420.0	- 438.3	+18.3	Decrease in expenses for doubtful accounts
Operating Profit	70.0	41.5	+28.5	
Income before income taxes and equity in earnings	35.0	6.7	+28.3	
Provision for income taxes	- 25.0	- 8.5	- 16.5	
Income before equity in earnings	10.0	- 1.8	+11.8	
Equity in earnings-net	5.0	16.9	- 11.9	Decrease in Sithe Energies
Net Income	15.0	15.0	0	

<Gross Trading Profit by Product>

(billions of yen)

	FY2001 prospects	FY2000 results	Variance	Main reasons for increase or decrease
Machinery	130.0	126.6	↗	
Energy	35.0	32.3	↗	
Metals	40.0	53.6	↘	Decrease due to spinning-out of Iron & Steel Div.
Chemicals	78.0	68.2	↗	Increase in Helena, etc.
Forest products & General merchandise	56.0	54.2	→	
Agri-Marine Products	75.0	71.1	↗	
Textile	36.0	37.1	→	
Development & Construction	40.0	36.7	↗	
Total	490.0	479.8		

Consolidated Financial Results for FY96 - FY00

(billions of yen)

	FY96	FY97	FY98	FY99	FY00
Total volume of trading transactions	13,970.0	13,640.5	11,960.2	10,222.4	9,436.9
Gross trading profit	496.6	534.5	522.4	453.5	479.8
Operating profit	62.3	85.4	12.8	16.3	41.5
Income before income taxes	57.5	54.9	-149.9	5.4	6.7
Equity in earnings of affiliated companies-net	1.2	-7.0	-6.7	3.7	16.9
Net income	20.1	17.2	-117.7	2.1	15.0
Total assets	7,550.3	7,388.1	6,511.8	5,584.4	5,320.6
Loans and debentures	4,935.4	4,915.0	4,546.7	3,736.1	3,428.4
Shareholders' equity	512.9	475.3	354.0	324.3	342.3
Common stock, ¥50 par value	194.0	194.0	194.0	194.0	194.0
Additional paid-in capital	217.0	217.0	217.0	217.0	217.0
Retained earnings	123.0	131.3	9.1	6.6	21.7
Net unrealized gains (losses) on investment securities	40.4	-6.8	15.6	23.3	-14.2
Currency translation adjustments	-61.5	-60.3	-81.6	-116.7	-76.2

	FY96	FY97	FY98	FY99	FY00
R O A	0.26%	0.23%	-	0.03%	0.28%
R O E	3.75%	3.49%	-	0.61%	4.51%

(Notes)

All figures have been rounded off to one tenth of billions of yen, and no fraction adjustment has been made.

	FY96	FY97	FY98	FY99	FY00
Consolidated companies	662	693	689	646	598
Subsidiaries	459	479	488	456	412
Affiliated companies	203	214	201	190	186

Ⅱ. Consolidated Financial Results for FY2000

Breakdown of Total Volume of Trading Transactions

Total Volume of Trading Transaction by Type

(billions of yen)

	FY 2000		FY 1999		Variance	
		Ratio		Ratio		Ratio
Domestic	3,754.7	39.8%	4,571.2	44.7%	-816.5	- 17.9%
Export	1,184.7	12.5%	1,250.2	12.3%	-65.5	- 5.2%
Import	1,760.8	18.7%	1,425.3	13.9%	335.5	23.5%
Offshore	2,736.8	29.0%	2,975.8	29.1%	-239.0	- 8.0%
Total	9,436.9	100.0%	10,222.4	100.0%	-785.6	- 7.7%

Total Volume of Trading Transactions by Product

(billions of yen)

	FY 2000		FY 1999		Variance	
		Ratio		Ratio		Ratio
Machinery	2,361.0	25.0%	2,970.7	29.1%	-609.8	- 20.5%
Energy	1,988.2	21.1%	1,567.2	15.3%	421.1	26.9%
Metals	1,327.0	14.1%	1,412.0	13.8%	-85.0	- 6.0%
Chemicals	909.1	9.6%	904.5	8.9%	4.6	0.5%
Forest products and g'mdse	901.5	9.5%	962.2	9.4%	-60.7	- 6.3%
Agri-marine products	1,139.9	12.1%	1,288.6	12.6%	-148.8	- 11.5%
Textile	587.4	6.2%	818.0	8.0%	-230.7	- 28.2%
Development & construction	222.9	2.4%	299.2	2.9%	-76.3	- 25.5%
Total	9,436.9	100.0%	10,222.4	100.0%	-785.6	- 7.7%

Total Volume of Trading Transactions by Type

			Increase	Decrease
Domestic	[- 817 billion yen	17.9% decrease]	-	Parent (Textile, Machinery, Agri-Marine Products)
Export	[- 66 billion yen	5.2% decrease]	-	Parent (Machinery)
Import	[336 billion yen	23.5% increase]	Parent (Energy) M. Petroleum	-
Offshore	[- 239 billion yen	8.0% decrease]	-	Parent (Machinery) MACMA M. Brasil S.A.

Total Volume of Trading Transactions by Product

			Increase	Decrease
Machinery	[- 610 billion yen	20.5% decrease]	-	Parent (Automobile)
Energy	[421 billion yen	26.9% increase]	Parent (Surging oil price)	-
Metals	[- 85 billion yen	6.0% decrease]	-	Parent (Iron & Steel Products) M. Brasil S.A. M. Metals Corporation
Chemicals	[5 billion yen	0.5% increase]	Parent (Agro business, etc.)	-
Forest Products & General Merchandise	[- 61 billion yen	6.3% decrease]	-	Parent (Construction materials)
Agri-Marine Products	[- 149 billion yen	11.5% decrease]	-	Parent (Domestic tradings - -Livestock, Marine products)
Textile	[- 231 billion yen	28.2% decrease]	-	Parent (Domestic tradings)
Development & Construction	[- 76 billion yen	25.5% decrease]	-	Parent (Intermediate tradings of office building construction)

Exchange Rate (U.S. dollar)	FY2000	FY1999	Changes	
Average Rate	110.58 yen	111.60 yen	1.02 yen appreciated	0.9% ↑
	Mar-01	Mar-00	Changes	
Term-end Rate	123.90 yen	106.15 yen	17.75 yen depreciated	16.7% ↓

	FY2000	FY1999	Changes
Consolidated / Non-Consolidated Ratio	115.7%	115.4%	0.3%

Consolidated Statements of Income

Marubeni Corporation

Years ended March 31, 2001 and 2000

(billions of yen)

	FY 2000	FY 1999	Variance	Ratio
Total volume of trading transactions	9,436.9	10,222.4	- 785.6	- 7.7%
Gross trading profit	479.8	453.5	26.3	5.8%
(ratio)	(5.08%)	(4.44%)		
Expenses:				
Selling, general and administrative expenses	- 400.4	- 411.5	11.2	- 2.7%
Provision for doubtful accounts	- 37.9	- 25.7	- 12.3	47.8%
Total	- 438.3	- 437.2	- 1.1	0.3%
Operating profit	41.5	16.3	25.2	154.0%
Other Income (expenses):				
Interest expense (net of interest income)	- 29.5	- 32.6	3.1	- 9.4%
Dividends	7.7	5.2	2.5	47.3%
Gain (loss) on investment securities	2.3	49.3	- 47.0	-
Gain (loss) on property and equipment	3.7	- 4.8	8.5	-
Others -net	- 19.0	- 28.1	9.1	-
Total	- 34.8	- 10.9	- 23.9	-
Income before income taxes and equity in earnings	6.7	5.4	1.3	23.4%
Provision for income taxes	- 8.5	- 7.0	- 1.5	21.5%
Income (loss) before equity in earnings	- 1.8	- 1.6	- 0.2	-
Equity in earnings of affiliated companies - net (after income tax effects)	16.9	3.7	13.2	361.3%
Net income	15.0	2.1	13.0	629.9%

*This financial statement is according to US GAAP.

1. Gross Trading Profit by Product

(billions of yen)

	FY2000	FY1999	Variance
Machinery	126.6	125.1	1.4
Energy	32.3	27.9	4.4
Metals	53.6	54.1	-0.6
Chemicals	68.2	65.3	2.9
Forest Products & General Merchandise	54.2	54.6	-0.4
Agri-Marine Products	71.1	72.3	-1.2
Textile	37.1	37.2	-0.1
Development & Construction	36.7	17.0	19.7
Total	479.8	453.5	26.3

2. Expenses

(billions of yen)

	FY2000	FY1999	Variance
Selling, general and administrative expenses	-400.4	-411.5	11.2
(Personnel expenses)	(- 195.0)	(- 210.3)	(15.3)
(Depreciation expenses)	(- 22.7)	(- 19.9)	(- 2.9)
Provision for doubtful accounts	-37.9	-25.7	- 12.3
Total	-438.3	-437.2	- 1.1

3. Financial Expenses

(billions of yen)

	FY2000	FY1999	Variance
Interest income	75.3	88.2	- 12.9
Interest expense	-104.8	-120.8	16.0
(Interest - net)	(- 29.5)	(- 32.6)	(3.1)
Dividends	7.7	5.2	2.5
Total	-21.8	-27.4	5.5

Consolidated Balance Sheets

Marubeni Corporation — At March 31, 2001 and 2000

(billions of yen)

ASSETS	Mar-01	Mar-00	variance
Current assets:			
Cash and cash equivalents, and time deposits	338.5	407.7	-69.2
Marketable securities	87.4	423.3	-335.9
Notes and accounts receivable - trade			
Notes receivable	294.1	289.6	4.5
Accounts receivable	1,234.0	1,255.9	-22.0
Due from affiliated companies	145.1	123.3	21.8
Allowance for doubtful accounts	-26.8	-16.7	-10.1
Inventories	481.2	489.9	-8.6
Advance payments to suppliers	76.1	85.7	-9.6
Deferred income taxes	27.9	5.7	22.2
Prepaid expenses and other current assets	115.3	149.4	-34.1
Total current assets	2,772.8	3,213.9	-441.0
Investments and long-term receivables:			
Affiliated companies	289.6	289.5	0.1
Securities and other investments	652.4	493.4	158.9
Notes, loans and accounts receivable - trade	614.9	714.2	-99.3
Allowance for doubtful accounts	-102.9	-125.3	22.4
Property leased to others, less accumulated depreciation	302.2	307.7	-5.6
Total investments and long-term receivables	1,756.2	1,679.6	76.6
Property and equipment, less accumulated depreciation	532.7	509.6	23.2
Prepaid benefit cost	84.5	-	84.5
Deferred income taxes	83.9	99.8	-15.9
Other fixed assets	90.5	81.5	9.0
Total assets	5,320.6	5,584.4	-263.7

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	Mar-01	Mar-00	variance
Current liabilities			
Short-term loans	835.7	950.8	-115.1
Current portion of long-term debt	475.8	526.3	-50.4
Notes and accounts payable - trade			
Notes and acceptances payable	282.2	248.3	33.9
Accounts payable	796.8	755.1	41.6
Due to affiliated companies	48.8	44.6	4.2
Advance payments received from customers	46.8	44.3	2.6
Income taxes	9.5	25.2	-15.7
Deferred Income taxes	1.7	9.4	-7.6
Accrued and other current liabilities	227.9	223.0	4.9
Total current liabilities	2,725.2	2,826.9	-101.7
Long-term debt, less current portion	2,193.8	2,300.0	-106.2
Employees' retirement benefits	14.0	90.1	-76.1
Deferred income taxes	14.8	14.7	0.1
Minority interest in consolidated subsidiaries	30.6	28.4	2.1
Shareholders' equity			
Common stock	194.0	194.0	—
Additional paid-in capital	217.0	217.0	0.0
Retained earnings	21.7	6.6	15.0
Accumulated other comprehensive losses (Note)	-90.4	-93.4	3.0
Total shareholders' equity	342.3	324.3	18.0
Total liabilities and shareholders' equity	5,320.6	5,584.4	-263.7

*This financial statement is according to US GAAP.

(billions of yen)

Cash and cash equivalents	329.8	405.3	-75.5
Accumulated other comprehensive losses			
Net unrealized gains (losses) on investment securities	-14.2	23.3	-37.6
Currency translation adjustments	-76.0	-86.3	10.4
Minimum pension liability adjustment	-0.2	-30.4	30.2

The variances in shareholders' equity except for capital transactions are 18.0 billion yen (increase) for Mar. 2001, and 25.2 billion yen (decrease) for Mar. 2000.

①Major Increase/Decrease

Assets

(billions of yen)

	Mar-01	Variance from Mar-00	
Cash and cash equivalents and time deposits	339	-69	Decrease mainly in Parent and overseas corporate sabsidiaries
Marketable Securities	87	-336	Decrease due to transfering entry to investment securities, sales and redemption
Accounts receivable	1,234	-22	Decrease mainly in Parent
Due from affiliated companies	145	22	Increase in Accounts receivable and Short-term loans receivable in Parent
Other Current Assets	115	-34	Decrease mainly in Parent
Securities and other investments	652	159	Increase due to transferring entry from marketable securities and decrease due to unrealized losses at term end etc.
Notes, loans and accounts receivable - trade	615	-99	Decrease mainly in Parent
Property and equipment, less accumulated depreciation	533	23	Increase mainly in overseas subsidiaries
Prepaid benefit cost	85	85	Increase due to establishment of pension fund trust

Liabilities

	Mar-01	Variance from Mar-00	
Short-term loans	836	-115	Decrease in overseas corporate subsidiaries and financial subsidiaries
Current portion of long-term debt	476	-50	Increase mainly in financial subsidiaries
Long-term interest-bearing debt, less current portion	2,117	-142	Decrease in Parent and financial subsidiaries
Short & Long term loans, debentures	3,428	-308	
Net interest bearing debt	3,090	-239	
Notes and accounts payable - trade	797	42	Increase mainly in overseas subsidiaries

Shareholders' equity

	Mar-01	Variance from Mar-00
Total shareholders' equity	342	18

②Financial Position

	Mar-01	Mar-00
Ratio of net worth to total capital	6.43%	5.81%
Current ratio	101.7%	113.7%
D/E ratio ※	9.03 times	10.26 times

※D/E ratio = (Short & Long term loans, debentures－Cash, cash equivalents, time deposits) / Shareholders' equity

	FY2000	FY1999
ROA	0.28%	0.03%
ROE	4.51%	0.61%

Increase/Decrease of Consolidated Companies & Surplus/Deficit

1. Number of consolidated companies

		Mar-01	Establish/ Buy	Increase due to the new standard	Liquidate/ Sell	Mar-00	Variance
Subsidiaries	Domestic	168	13	1	-21	175	-7
	Overseas	244	14	0	-51	281	-37
	Total	412	27	1	-72	456	-44
Affiliated companies	Domestic	58	9	3	-10	56	2
	Overseas	128	8	0	-14	134	-6
	Total	186	17	3	-24	190	-4
	Domestic	226	22	4	-31	231	-5
	Overseas	372	22	0	-65	415	-43
	Total	598	44	4	-96	646	-48

2. Major companies that have been newly consolidated during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
NEXION CORPORATION	YEN	1,400 mil	100.00%	Digital contents production, distribution for broadcasters and consumers
Mibugawa Power Company	YEN	250 mil	100.00%	Operation and management of Mibugawa Hydro power station
* Ain Pharmaciez Inc.	YEN	3,082 mil	18.09%	Pharmacy operation
Nacx Nakamura Corporation	YEN	1,046 mil	20.00%	Wholesale, transportation and processing of foods, and refrigerated warehousing
The Maruetsu, Inc.	YEN	37,550 mil	20.00%	Supermarket chain
Evm Leasing	US$	123 mil	40.00%	Equipment leasing for oil and gas development and production
Marubeni Oil & Gas (U.K.)	US$	35 mil	100.00%	Oil and gas development and production

* A company that has been consolidated by definition of new accounting standard

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Asahi Satellite Broadcasting Ltd.	Sold	15.00%	Satellite broadcaster utilizing Digital HDTV and interactive data broadcasting
Okano Valve Mfg. Co., Ltd.	Sold	21.23%	Manufacture of valves for electric power plants
Delifresh Foods Corporation	Equity Swap	100.00%	Production of ham, sausage and other foodstuffs, and sales of meats.
Escada Japan	Sold	20.00%	Wholesale of imported women's apparel and ESCADA brand goods
Sithe Energies, Inc.	Sold	29.59%	Independent power producer
Marubeni Construction Machinery (America), Inc.	Merged	100.00%	Export and sales of construction machinery in North America & Latin America

Increase/Decrease of Consolidated Companies & Surplus/Deficit

[FY2000]

(billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No.of Companies	Surplus Amount	No.of Companies	Deficit Amount	No.of Companies	Net Profit/Loss
Subsidiaries	Domestic	140 (83.3%)	15.3	28 (16.7%)	-11.0	168	4.3
	Overseas	208 (85.2%)	27.1	36 (14.8%)	-16.7	244	10.5
	Total	348 (84.5%)	42.5	64 (15.5%)	-27.7	412	14.8
Affiliated companies	Domestic	43 (74.1%)	2.1	15 (25.9%)	-0.4	58	1.7
	Overseas	89 (69.5%)	21.7	39 (30.5%)	-6.5	128	15.1
	Total	132 (71.0%)	23.8	54 (29.0%)	-7.0	186	16.8
Total	Domestic	183 (81.0%)	17.5	43 (19.0%)	-11.4	226	6.0
	Overseas	297 (79.8%)	48.8	75 (20.2%)	-23.2	372	25.6
	Total	480 (80.3%)	66.3	118 (19.7%)	-34.6	598	31.7

[FY1999]

(billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No.of Companies	Surplus Amount	No.of Companies	Deficit Amount	No.of Companies	Net Profit/Loss
Subsidiaries	Domestic	134 (76.6%)	13.9	41 (23.4%)	-9.3	175	4.6
	Overseas	211 (75.1%)	17.1	70 (24.9%)	-16.5	281	0.6
	Total	345 (75.7%)	31.0	111 (24.3%)	-25.8	456	5.2
Affiliated companies	Domestic	34 (60.7%)	2.2	22 (39.3%)	-4.1	56	-1.9
	Overseas	97 (72.4%)	14.5	37 (27.6%)	-8.9	134	5.6
	Total	131 (68.9%)	16.7	59 (31.1%)	-13.0	190	3.7
Total	Domestic	168 (72.7%)	16.1	63 (27.3%)	-13.4	231	2.7
	Overseas	308 (74.2%)	31.6	107 (25.8%)	-25.4	415	6.2
	Total	476 (73.7%)	47.7	170 (26.3%)	-38.8	646	8.9

(Transition of number of profit-making/loss-making consolidated companies)

	FY1994	FY1995	FY1996	FY1997	FY1998	FY1999	FY2000
Profit-making companies	404 (70.4%)	436 (69.9%)	481 (72.7%)	484 (69.8%)	459 (66.6%)	476 (73.7%)	480 (80.3%)
Loss-making companies	170 (29.6%)	188 (30.1%)	181 (27.3%)	209 (30.2%)	230 (33.4%)	170 (26.3%)	118 (19.7%)
Total	574	624	662	693	689	646	598

(1) Information of Operating Segments

Marubeni introduced complex segments by geography and products, which is categorized by the peculiarity of productive and geographical markets, for valuation of operating results and decision making for resource allocation. Each segment is managed and operated by its market division by product. Moreover, domestic branches and overseas branches / overseas corporate subsidiaries run its business activities according to its characteristic in each region, and each is an individual operating unit. Each segment is trading wide range of consumers' goods and industrial products including raw materials and production goods in the domestic and overseas markets, and also caltivating new markets. The business activities are accompanied by financial, insurable and other services. Furthermore, from FY00, the operating segments are altered to the division of 12 segments by product, domestic branches, overseas branches / corporate subsidiaries

The information of the operating segments for FY00 and the revised segmental information for FY99, altered according to the above-mentioned segments, is as follows.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External customers	444.6	424.4	505.4	814.1	1,909.5
Inter-segment	6.5	0.2	6.0	22.4	1.7
Total	451.1	424.6	511.4	836.5	1,911.1
Gross trading profit	41.3	10.1	20.2	53.2	31.3
Segment net income	- 3.5	- 3.5	- 14.0	- 10.5	8.4
Segment assets	303.4	198.6	573.7	447.1	319.0
Depreciation and amortization	2.8	3.6	3.7	21.2	4.3
Expenditures for segment assets	17.6	1.9	1.4	23.0	17.0

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External customers	470.5	484.0	574.7	759.7	1,029.8
Inter-segment	53.4	46.0	26.8	34.6	23.0
Total	523.8	530.0	601.5	794.3	1,052.8
Gross trading profit	15.5	25.5	29.6	44.0	65.0
Segment net income	2.7	- 2.4	3.8	8.0	8.7
Segment assets	207.5	251.5	180.4	381.9	350.1
Depreciation and amortization	2.5	1.0	4.1	3.7	4.2
Expenditures for segment assets	0.3	0.6	2.2	2.7	4.1

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External customers	483.6	206.9	408.3	893.8	27.6	9,436.9
Inter-segment	5.3	0.6	26.9	335.5	- 588.8	—
Total	488.9	207.5	435.2	1,229.3	- 561.2	9,436.9
Gross trading profit	30.6	29.1	11.4	69.9	3.0	479.8
Segment net income	- 3.5	- 5.4	1.1	- 1.4	26.4	15.0
Segment assets	184.1	426.3	170.6	559.1	767.4	5,320.6
Depreciation and amortization	0.6	3.0	0.3	8.6	6.5	69.9
Expenditures for segment assets	0.3	3.6	0.1	21.7	- 1.0	95.4

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External customers	386.6	454.9	683.1	1,111.6	1,456.0
Inter-segment	6.6	1.0	14.3	28.3	12.8
Total	393.2	456.0	697.5	1,139.8	1,468.7
Gross trading profit	37.3	6.0	19.6	58.3	26.6
Segment net income	1.3	- 6.6	2.0	- 4.6	1.8
Segment assets	253.3	208.6	590.0	558.7	262.3
Depreciation and amortization	0.8	0.1	3.8	20.3	3.2
Expenditures for segment assets	3.8	1.0	4.4	21.5	3.2

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External customers	449.1	513.7	537.9	800.3	1,059.0
Inter-segment	57.5	51.0	20.5	31.5	14.8
Total	506.6	564.7	558.5	831.8	1,073.8
Gross trading profit	14.3	27.1	29.7	45.1	66.4
Segment net income	1.0	1.0	6.0	15.4	7.6
Segment assets	208.6	259.0	170.1	359.0	339.0
Depreciation and amortization	1.0	1.5	0.8	4.0	6.0
Expenditures for segment assets	0.1	0.9	0.3	3.7	5.5

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External customers	665.2	244.2	512.1	1,311.5	37.2	10,222.4
Inter-segment	7.2	1.0	27.7	525.9	- 799.9	—
Total	672.4	245.2	539.8	1,837.4	- 762.7	10,222.4
Gross trading profit	30.6	11.1	9.1	68.9	3.4	453.5
Segment net income	- 2.4	- 14.9	0.1	- 1.4	- 4.2	2.1
Segment assets	198.4	465.9	163.8	583.5	964.2	5,584.4
Depreciation and amortization	0.6	3.8	0.3	6.3	7.4	59.8
Expenditures for segment assets	0.2	14.3	0.1	8.8	3.6	71.4

(Note) Inter-segment trading volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standard, and the differnce between US and Japanese accounting standard is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for FY00 and FY01.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External customers	6,780.1	1,107.6	297.5	552.7	699.0	—	9,436.9
Inter-segment	2,166.7	240.2	41.5	149.7	89.0	- 2,687.1	—
Total	8,946.8	1,347.8	338.9	702.4	788.0	- 2,687.1	9,436.9
Segment operating profit (loss)	17.5	1.3	3.7	12.5	6.2	0.3	41.5
Segment assets	2,758.0	397.8	266.1	204.3	152.1	- 191.2	3,587.1
Other assets							1,733.5
Total assets							5,320.6

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External customers	7,338.4	1,067.2	344.6	819.7	652.6	—	10,222.4
Inter-segment	1,875.2	221.8	59.7	107.8	81.2	- 2,345.7	—
Total	9,213.6	1,289.1	404.3	927.5	733.8	- 2,345.7	10,222.4
Segment operating profit (loss)	- 5.4	7.8	2.2	6.3	5.4	0.0	16.3
Segment assets	2,873.0	335.6	271.5	195.8	142.2	- 244.0	3,574.2
Other assets							2,010.1
Total assets							5,584.4

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... Singapore, China
   (4) Others ....Central and South America, Africa

3. Other assets which are not included in the segments are mainly cash and time deposits, marketable securities, and investment securities. Segmental trading is based on the ordinary market price.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
Volume of overseas transactions	1,181.0	354.6	1,557.7	828.2	3,921.4
Volume of consolidated transactions					9,436.9
Ratio of overseas transactions (%)	12.5	3.8	16.5	8.8	41.6

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
Volume of overseas transactions	1,269.2	466.0	1,577.4	913.4	4,226.0
Volume of consolidated transactions					10,222.4
Ratio of overseas transactions (%)	12.4	4.6	15.4	8.9	41.3

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... China, Indonesia,
   (4) Others ....Middle and Near East, Central and South America
3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

〈Segment Information: Supplement①〉

Breakdown of Increase/Decrease in Operating Profit by Geographical Segment

(billions of yen)

		FY00	FY99	Variance	Main reasons for the variance
Japan	Parent	-3.5	-29.1	25.6	Decrease in Appraisal losses on real estate for sale and Decrease in SGA
	Subsidiaries	21.0	23.7	-2.7	Decrease of Marubeni Construction Machinery Sales
	Total	17.5	-5.4	22.9	
North America	Corporate subsidiaries	8.3	8.7	-0.4	
	Subsidiaries	-7.0	-0.9	-6.1	Decrease of Vectant
	Total	1.3	7.8	-6.5	
Europe	Corporate subsidiaries	-0.1	-2.7	2.6	Increase of Marubeni Europe P.L.C.
	Subsidiaries	3.7	4.9	-1.1	Decrease of Marubeni Auto Europe S.A.
	Total	3.7	2.2	1.4	
Asia・Oceania	Corporate subsidiaries	1.8	0.2	1.5	Increase of Marubeni Hong Kong Ltd.
	Subsidiaries	10.7	6.1	4.6	Increase of Mindanao I・II and Marubeni Aluminium
	Total	12.5	6.3	6.2	
Others	Corporate subsidiaries	0.3	0.2	0.1	
	Subsidiaries	6.0	5.2	0.8	
	Total	6.2	5.4	0.9	
Eliminations		0.3	0.0	0.3	
Total		41.5	16.3	25.2	

Breakdown of Increase/Decrease in Segmental Assets

(billions of yen)

		Mar-01	Mar-00	Variance	Main reasons for the variance
Japan	Parent	1,635.9	1,739.4	-103.5	Decrease in trade accounts receivable
	Subsidiaries	1,122.1	1,133.6	-11.5	Decrease of Maubeni Construction Machinery Sales
	Total	2,758.0	2,873.0	-115.0	
North America	Corporate subsidiaries	266.2	232.4	33.8	Increase of Marubeni America
	Subsidiaries	131.6	103.2	28.4	Increase of Vectant and MIECO
	Total	397.8	335.6	62.2	
Europe	Corporate subsidiaries	87.5	91.0	-3.5	Decrease of Marubeni Europe P.L.C.
	Subsidiaries	178.5	180.6	-2.0	Decrease of Marubeni Auto Europe S.A.
	Total	266.1	271.5	-5.5	
Asia・Oceania	Corporate subsidiaries	74.9	84.0	-9.1	Decrease of Marubeni Hong Kong
	Subsidiaries	129.4	111.8	17.5	Increase of MINDANAO I・II
	Total	204.3	195.8	8.4	
Others	Corporate subsidiaries	2.4	1.7	0.7	
	Subsidiaries	149.7	140.5	9.2	Increase of Marubeni Petroleum
	Total	152.1	142.2	9.9	
Eliminations		-191.2	-244.0	52.9	
Total		3,587.1	3,574.2	12.9	

⟨Segment Information: Supplement②⟩

Consolidated Net Profits of Subsidiaries and Affiliated Companies in Indonesia and Thailand

(billions of yen)

Country	Number of Subsidiaries/ Affiliated companies	Net Profit (Loss) for FY2000	Net Profit (Loss) for FY1999	Pros. for FY2001
Indonesia	20	-3.8	-2.5	-3.7
Thailand	19	-2.9	-2.1	-0.3
Total	39	-6.7	-4.6	-4.0

⟨Breakdown for Indonesia⟩ (billions of yen)

Company	Marubeni Group's equity portion	Net Profit (Loss) for FY2000	Net Profit (Loss) for FY1999	Pros. for FY2001
P.T.Chandra Asri	23.70%	-2.3	-3.2	-4.0
Cibubur	26.00%	-1.5	0.5	0
Unitex	25.23%	-0.2	0	0
Others	–	0.2	0.2	0.3
Total	–	-3.8	-2.5	-3.7

⟨Breakdown for Thailand⟩ (billions of yen)

Company	Marubeni Group's equity portion	Net Profit (Loss) for FY2000	Net Profit (Loss) for FY1999	Pros. for FY2001
Thai Cold Rolled Steel	29.21%	-2.1	-0.8	-0.4
NISSAN DIESEL(THAILAND)	30.00%	-0.8	-0.8	-0.2
C.I.M. Development	39.38%	0.2	-0.2	0
Others	–	-0.2	-0.3	0.3
Total	–	-2.9	-2.1	-0.3

Disposition of Employees

①By business type

	April 2000	October 2000	April 2001	Variance from April 2000
Head Office	2,529	2,445	2,178	-351
Domestic branches	367	344	301	-66
Domestic group firms	1,237	1,185	1,311	74
Overseas branches	918	904	862	-56
Total	5,051	4,878	4,652	-399

②By division of core staff

	April 2000	October 2000	April 2001	Variance from April 2000
Machinery Accounting	94	85	43	-51
IT Business	248	252	281	33
Utility & Infrastructure	178	180	190	12
Plant & Ship	266	237	222	-44
Transportation & Industrial Machinery	324	301	288	-36
Energy	203	202	202	-1
Metals Administration	38	31		-38
Resources	168	165	149	-19
Iron & Steel	315	302	290	-25
Agri-Marine Products	274	270	279	5
Chemicals	304	305	293	-11
Forest Products & G'mdse	277	273	265	-12
Textile	331	325	311	-20
Development & Construction	154	152	164	10
Finance & Logistics Business			133	133
Business Incubation			8	8
Corporate Staff, Others	699	684	475	-224
Total Core Staff	3,873	3,764	3,593	-280
Assistant Staff, others	1,178	1,114	1,059	-119
Total	5,051	4,878	4,652	-399

<Changes of number of core staff expatriates>

	April 2000	October 2000	April 2001	Variance from April 2000
North America	197	203	190	-7
Europe	157	147	141	-16
Asia	409	396	385	-24
Latin America	60	59	53	-7
Others	95	99	93	-2
Total	918	904	862	-56

③Future plans of employment

- Plan for employment of core staff: around 50 employees per year for FY2002 & FY2003
- Prospected number of staff as of April 2002 approx. 4,500 employees (including Iron & Steel Div.)

Reference

May 17, 2001

Summary of Consolidated Financial Statements for FY 2000
(US GAAP basis)

Company name : Marubeni Corporation — Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter address : Osaka
Enquiries : (Tokyo) Title Assistant General Manager, Corporate Communications Dept.
Name UEYAMA, Takeo TEL(03)3282-4802
(Osaka) Title Assistant General Manager, Osaka Administration Dept.
Name UEDA, Yoshiki TEL(06)6266-2485
Date of Director meeting for FY2000 Financial Results : May 17, 2001
Adoption of US GAAP basis : YES

1. Consolidated financial results for FY 2000(April 1, 2000 - March 31, 2001)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(billions of yen)	(%)	(billions of yen)	(%)	(billions of yen)	(%)
FY2000	9,436.9	-7.7	41.5	154.0	6.7	23.4
FY1999	10,222.4	-14.5	16.3	27.1	5.4	-

	Net income		EPS	Diluted EPS	Net income/ shareholders' equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/ total volume
	(billions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
FY2000	15.0	629.9	10.06	9.40	4.5	0.1	0.1
FY1999	2.1	-	1.38	-	0.6	0.1	0.1

(Note) ①Equity in earnings-net FY2000 16.9 billion yen
FY1999 3.7 billion yen
②Average number of outstanding shares for the term (Consolidated basis) FY2000 1,494,018,855 FY1999 1,494,018,962
③Any changes of accounting method? No
④The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous year

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(billions of yen)	(billions of yen)	(%)	(yen)
FY2000	5,320.6	342.3	6.4	229.11
FY1999	5,584.4	324.3	5.8	217.07

(Note) Number of outstanding shares at the end of the term (Consolidated basis) FY2000 1,494,017,315 FY1999 1,494,016,843

(3)Consolidated cash flow (billions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
FY2000	179.3	188.0	-456.1	329.8
FY1999	184.7	257.0	-594.9	405.3

(4) Number of consolidated subsidiaries and affiliated companies
Subsidiaries 412 Affiliated companies 186

(5) Increase/decrease of consolidated subsidiaries and affiliated companies
Subsidiaries (Newly included) 28 (Excluded) 72 Affiliated companies(Newly included) 20 (Excluded) 24

2. Forecast of consolidated financial results for FY2001(April 1, 2001 ~ March 31, 2002)

(billions of yen)

	Total volume of trading transactions	Net income
For the 1st six months ending September 30, 2001	4,300.0	2.5
For the year ending March 31, 2002	9,000.0	15.0

Forecasted EPS for the year ending March 31, 2002 10.04 yen

Business Group

The major activities of our business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
Below are our products and services and some of our major companies by operating segments. From FY2000, the operating segments are reclassified into 12 product divisions, domestic branches & offices, and overseas corporate subsidiaries & branches.

Division	Contents of products and services	Major group firms	
IT Business	Both in domestic and overseas, operating IT related businesses, like various types of IP network infrastructure, overseas data communication plant, mobile telephone, retail and wholesale of PC hardware and software, medical and	Subsidiaries	Kanto Electronics Corporation, Marubeni Telecom Co., Ltd., Vectant, Inc.
		Affiliated companies	Sofmap Co., Ltd.
Utility and Infrastructure	Both in domestic and overseas, developing and operating utility, water, and waste treatment etc as a privatization business / contracting construction, machinery setting and supplying in infrastructure projects such as railway, airport,	Subsidiaries	Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
		Affiliated companies	Tapal Energies Limited, Uni-Mar Enerji Yatirimlari A.S.
Plant and Ship	Both in domestic and overseas, handling the construction and supply of plants / participating in project investment / supply and lease of cargo ships and tankers etc / owning and operating ships	Subsidiaries	Marubeni Energy and Chemical Project Corporation, Royal Maritime Corporation
		Affiliated companies	Kaji Technology Corporation, Pt. Chandra Asri
Transportation and Industrial Machinery	Both in domestic and overseas, export, import, and domestic sales of vehicles, construction machinery, agro-industrial machinery, production machinery, environmental and industrial machinery, aircraft, defense equipment, and space-related equipment	Subsidiaries	Marubeni General Leasing Corporation, Marubeni Aerospace Corporation, Marubeni Auto & Construction Machinery (America)
		Affiliated companies	Kubota Europe S.A., Unipres U.S.A. Inc.
Energy	Both in domestic and overseas, handling various forms of energy, including oil, gas, nuclear fuel and coal for power generation / participating in all aspects of energy distribution, ranging from natural resources development upstream to	Subsidiaries	Marubeni Energy Corporation, MIECO Inc., Marubeni International Petroleum (Singapore)
		Affiliated companies	Shenzhen Sino-Benny Lpg Co., Ltd.
Metals and Mineral Resources	Both in domestic and overseas, manufacturing, processing, and sales of nonferrous metals / overseas development and trading of raw materials of steel and nonferrous metals	Subsidiaries	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminum Australia
		Affiliated companies	Toyo-Memory Technology Sdn. Bhd.
Iron and Steel	Both in domestic and overseas, trading, manufacturing, processing, and sales of steel products / aggressively doing e-commerce business as well	Subsidiaries	Marubeni Steel Trade Corporation, Marubeni Special Steel Corp., Marubeni Steel Structural
		Affiliated companies	Marubeni Construction Material Lease Co., Ltd. Thai Cold Rolled Steel Sheet P.C.L.
Chemicals	Both in domestic and overseas, chemical industry, trading from primary materials to end products. Responding to various industrial and living needs.	Subsidiaries	Marubeni Plax Corporation, Marubeni Chemix Corporation
		Affiliated companies	Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited
Forest Products and General Merchandise	Both in domestic and overseas, sales of rubber products, footwear, and housing material / operating leisure facilities / manufacturing and sales of pulp and paper / participating in afforestation	Subsidiaries	Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
		Affiliated companies	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.
Agri-Marine Products	Both in domestic and overseas, involving in all aspects of the food business, including agri-marine products, processed foods and beverages, materials for foods and beverages, feed and feed grain	Subsidiaries	Benirei Corporation, Pacific Grain Terminal Ltd., Cia. Iguaçu de Café Solúvel
		Affiliated companies	Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd.
Textile	Integration from textile materials to apparel / Both in domestic and overseas, procurement and production of apparel material / Planning and proposal of apparel material and interior textile products / Offering distribution services	Subsidiaries	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Textile Asia Ltd.
		Affiliated companies	Erawan Textile Co., Ltd.
Development and Construction	Concentrating on development of condominiums in Japan, development and rental of sporting facilities and commercial buildings, and comprehensive regional development overseas	Subsidiaries	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd.
		Affiliated companies	Koshigaya Community Plaza Corporation
Domestic branches and offices	Sales of various types of products and the related business activities	Subsidiaries	IMT Corporation
		Affiliated companies	Bansei Kouki
Overseas corporate subsidiaries and branches	Sales of various types of products and the related business activities	Overseas corporate subsidiaries	Marubeni America Corporation, Marubeni Europe P. L. C. , Marubeni Hong Kong Ltd.
		Subsidiaries	Helena Chemical Company
		Affiliated companies	ATC Inc.
Corporate and administration etc.	Financial services and logistics	Subsidiaries	Marubeni Finance Corporation, Marubeni International Finance P.L.C.
		Affiliated companies	Fuyo General Lease Co., Ltd.

Domestic listed subsidiaries: Kanto Electronics Corporation (Tokyo Stock Exchange Section 2)

Management Policy and Financial Results for FY 2000

Marubeni Corporation

1. Management Policy

(1) Basic Management Policy

Marubeni launched a three-year master policy called VISION2000 since April 1998, to pursue our management philosophy of becoming a value-creating company that contributes to the world's economic prosperity through our competitive position as a globally networked company. The principal focus of VISION2000 is to reinforce the competitiveness of the Marubeni Group. We are accomplishing this by "focusing on priority lines of businesses", "accelerating management decision-making", and "pursuing management efficiency with greater emphasis on balance sheet improvement".

Then, corresponding to rapid changes of the business environment around us, we launched the two year Restructuring Plan since April 1999, to shape up balance sheets by improving asset efficiency and cutting interest-bearing debts, as the highest priority of the management.

Financial Restructuring

At March 31, 2001, consolidated total assets were down ¥0.3 trillion from that of March 31, 2000, to ¥5.3 trillion. Interest-bearing debt net of cash and time deposits was lower ¥0.2 trillion from that of March 31, 2000, to ¥3.1 trillion. We have almost achieved the goals set in the Restructuring Plan.

Business Restructuring

We have been trying to improve return on assets through exiting from the unprofitable businesses and disposal of the non-core businesses.

Total number of consolidated subsidiaries and affiliated companies as of March 31, 2001 was 598, decreased by 48 companies since March 31, 2000, though the number is more than the target of 500 companies.

The ratio of unprofitable subsidiaries is down to 19.7% and attained the target of 20% or less.

Personnel Restructuring

Marubeni had 4,652 employees on unconsolidated basis as of April 1, 2001, decreased by 399 since April 1, 2000. We achieved our target corporate structure of 5,000 employees.

As the results of the above-mentioned restructuring, we almost all achieved the target set in the plan and our business earnings are on the recovery stage. Now we have established the bases to reform our organization to take more positive business plans towards the new leap.

From FY2001, we launch a new two-year management plan "@ction21". "@ction21" is the extremely important key to the success for the Company aiming to be a value creating company of 21st century. The plan sets the following as the bases of management policy, "Reallocation of managerial resources",

"Pursuit of sufficient returns against risks", and "Advancing intermediary functionality and enlargement of business domains". The plan propels the changes of company's future course to take more aggressive management through the execution of concrete plans for "the enlargement of business domains and the evolution of the functionality" for the increase of profits and enlargement of shareholders' equity.

Also, we make efforts to expand our business bases and enhance our competitive edges through concentrating our management resources in the following 4 business domains.

Information Technology :

The Company established Japan Cablenet Holdings, Ltd. in cooperation with Fujitsu Ltd., Tokyo Electric Power Co., and SECOM Co. Ltd to cable-TV operators, then got ready for efficient promotion of digitized broadcasting and high speed communication. Also, more advanced and extensive data communications service is offered through Vectant Inc. (former Global Bandwidth Solutions), which builds and operates optical fiber network and internet-related businesses.

Natural Resources & Lifeline:

Energy related businesses expanded by the Qatar LNG project that produced smoothly 7 million ton gas per year, the acquisition of interests in the North Sea oil field in Great Britain, and the investment and loan to the Brazil offshore oil field equipment lease. The Company also expands its electric power business, in addition to overseas electric power plant projects, by the entry into domestic electric power retail area with the purchase of Mibugawa hydroelectric power plant,

Raw materials & Finished products:

The Company concentrate its managerial resources onto the raw materials and finished products field where we have strong competitive edge and where we expect future growth, such as pulp & paper (wood chip, pulp, paper and cardboard) and liquid crystal display related electronic materials. In these business areas, we expect further enhancement of our competitive advantages

Retail & Services:

As part of strengthening the relationship with the Daiei group, 20% of the stocks of the Maruetsu, Inc., 5% of the stocks of Daiei, Inc. were acquired by the Marubeni group, and, thereby, the Maruetsu, Inc. became our affiliated company. Also, the Company expanded its business through the investments into S Foods Inc., a meat processing business, OM2 Network Co. Ltd., a meat retailing business, and Akagi Suisan Co. Ltd., a processing and sales of marine products business, and then those became the affiliated companies.

(2) Principles of Profits Distribution

We recognize that one of the important responsibilities for entities is to continue to pay dividends to shareholders, as well as to expand shareholders' equity and to improve ROE. However, we have decided to forgo the payment of the fiscal-year-end cash dividends for FY2000, from the viewpoint of giving first priority to enlarging shareholders' equity.

(3) Management System

The Company provides the each Chief Operating Officer with authorities that needed to run daily operations. Each business division has its own administrative staff suitable to the business nature and self-controls the business. The corporate administration group does the macro controls over the operations through financing plans and monitoring risk exposure.

The Company is managed by the following system.

Board of Directors

As of April 1, 2001, the board comprised 36 directors. The board deliberates and makes decisions on matters provided by law and the Company's Articles of Incorporation on important aspects of the Company's management. To reinforce its management oversight functions, the board allows 2 external and 2 internal corporate auditors to attend board meetings. The board meets monthly and is chaired by the President.

Corporate Management Committee

This committee consists of the President and Advisors to the President. The committee deliberates and makes decisions on important aspects of the Company's management, operating activities, major re-organizations, reshuffles and large projects. It is held twice or three times a month.

Committee of Chief Operating Officers

This committee consists of the President, Advisors to the President, Chief Operating Officers, and Executive Corporate Officers. Held quarterly, it deliberates the Company's management, budgets, financial results, financial plan, and other operating issues.

2. Financial Results

(1) Outline for FY2000

<Business Environment>

Although the U.S. and Asian economies were in good condition until the first half of this year, a slowdown became eminent after that. On the other hand, European economy continued to show relatively stable growth.

In the U.S., expansion pace became slow mainly in equipment investment and personal consumption, due to the effects of money market tightening and stock prices on adjustment stage.

In Europe, the economy maintained the expansion keynote, with recovering personal consumption backed by the improvement of employment, and increased exports due to lower Euro rate.

In Asia, exports increased supported by global IT (Information Technology) boom. The expansion of production caused strong equipment investments in the countries like the Republic of Korea, Taiwan, and Malaysia as supplying source of IT equipments and electric parts. However, in the second half of FY2000, due to the decreased US demand for IT related products, Asian exports became slow down and the Asian economy decelerated. In China, growth rate decreasing came to a stop thanks to public policy of taking stimulating measures such as increases of public investments and promotion on house acquisition, and great export increases.

In Central America, direct investments into Mexico and Brazil are increased, and equipment investments and exports were in good condition. Russia showed rapid growth, led by an export increase backed by a rise in crude oil price.

In Japan, IT related investments kept steady pace, supported by good corporate earnings. However, personal consumption did not show its powerfulness, reflecting severe employment and income situation. Also, exports to U.S. and Asia became slow down greatly, and from the second half of the year, Japanese economy was at a standstill. On the other hand, in 2001, the Bank of Japan decided to supply a lot of money to the market and, in fact, revived zero interest rate policy pushed by the progressing deflation and continuously depressed stock prices. In the respect of international balance of payment, as a result of expanding import of IT related equipments and textiles from Asia, the current account surplus followed the reduction tendency.

<Consolidated Financial Results>

The summary of consolidated financial results for this term is as follows:

(billions of yen)

	FY2000	FY1999	Variance	
			Amount	%
Total volume of trading transactions	9,437	10,222	-786	-7.7%
Gross trading profit	480	454	26	5.8%
Operating profit	42	16	25	154.0%
Income before taxes and equity in earnings	7	5	1	23.4%
Net income	15	2	13	629.9%

Total volume of trading transactions declined 7.7% to 9,437 billion yen.

Total volume of trading transactions by type are as follows:

Domestic transactions declined 17.9%, because of a reduction in Textile, Machinery and Agri-marine products.

Export Transactions declined 5.2%, due to reduction in Metals and Machinery.

Import Transactions increased 23.5%, because of an increase in mainly in Energy.

Offshore Transactions decreased 8.0% due to a decrease in Machinery, an increase in Energy notwithstanding.

Total volume of trading transactions, gross trading profit by operating segment and business summary are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	FY2000	FY1999	Variance	FY2000	FY1999	Variance
IT Business	451	393	58	41.3	37.3	4.0
Utility and Infrastructure	425	456	-31	10.1	6.0	4.2
Plant and Ship	511	698	-186	20.2	19.6	0.6
Transportation and Industrial Machinery	837	1,140	-303	53.2	58.3	-5.1
Energy	1,911	1,469	442	31.3	26.6	4.6
Metals and Mineral Resources	524	507	17	15.5	14.3	1.2
Iron and Steel	530	565	-35	25.5	27.1	-1.6
Chemicals	602	559	43	29.6	29.7	-0.1
Forest Products and General Mdse	794	832	-37	44.0	45.1	-1.2
Agri-Marine Products	1,053	1,074	-21	65.0	66.4	-1.4
Textiles	489	672	-184	30.6	30.6	—
Development and Construction	208	245	-38	29.1	11.1	18.0
Domestic Branches and Offices	435	540	-105	11.4	9.1	2.3
Overseas Corporate Subsidiaries and Branches	1,229	1,837	-608	69.9	68.9	1.0
Corporate and Elimination etc.	-561	-763	202	3.0	3.4	-0.4
Consolidated	9,437	10,222	-786	479.8	453.5	26.3

IT Business: Total volume of trading transactions increased 58 billion yen, or 14.7% mainly because of an increase in IT business. As a result, gross trading profit grew 4.0 billion yen, or 10.8%.

Utility and Infrastructure: Total volume of trading transactions declined 31 billion yen, or 6.9%, due to a decrease in offshore transactions. Gross trading profit increased 4.2 billion yen, or 70.1% because of an increase in overseas power project.

Plant and Ship: Total volume of trading transactions declined 186 billion yen, or 26.7%, due to a decrease in business in Southeast Asia. Gross trading profit went up 0.6 billion yen, or 3.2%, mainly because of an increase in overseas business.

Transportation and Industrial Machinery: Total volume of trading transactions declined 303 billion yen, or 26.6%, due to a decrease in trade of automobiles. Gross trading profit went down 5.1 billion yen, or 8.7% with a decline in export transactions and domestic business in development and machinery as a main factor.

Energy: Total volume of trading transactions increased 442 billion yen, or 30.1%, thanks to rising prices in crude oil. Gross trading profit increased 4.6 billion yen, or 17.3%, mainly owing to an increase in overseas business in development of natural resources.

Metals and Mineral Resources: Total volume of trading transactions increased 17 billion yen, or 3.4%, mainly due to an increase in transactions of aluminum metal. Gross trading profit went up 1.2 billion yen, or 8.8%, because of an increase in overseas business.

Iron and Steel: Total volume of trading transactions decreased 35 billion yen, or 6.1%, mainly due to a decrease in export transactions of steel pipes. Gross trading profit went down 1.6 billion yen, or 5.8%, owing to a decline of profit ratio in export transactions.

Chemicals: Total volume of trading transactions increased 43 billion yen, or 7.7%, due to an increase in offshore transactions. Gross trading profit went down 0.1 billion yen, or 0.3%, mainly owing to a decrease in overseas business, an increase in export transactions of electronics-related materials notwithstanding.

Forest Products and General Merchandise: Total volume of trading transactions declined 37 billion yen, or 4.5%, due to a decrease in domestic transactions for construction materials. Gross trading profit declined 1.2 billion yen, or 2.6%, mainly because of a decrease in leisure related business, an increase in import transactions of pulp and paper notwithstanding.

Agri-Marine Products: Total volume of trading transactions declined 21 billion yen, or 2.0%, because of a decrease of turnover by cutting off low profit transactions. Gross trading profit declined 1.4 billion yen, or 2.1%, mainly because of a decrease in feed and livestock business.

Textile: Total volume of trading transactions declined 184 billion yen, or 27.3%, due to a decrease in domestic transactions, but gross trading profit leveled off.

Development and Construction: Total volume of trading transactions declined 38 billion yen, or 15.4%, due to a decrease in domestic intermediary business. Gross trading profit increased 18 billion yen, or 161.4%, because of adding up of appraisal loss of real estate for sale, in FY1999.

Domestic branches and offices: Total volume of transactions declined 105 billion yen, or 19.4% because of a decline in domestic transactions of development and construction and steel products. Gross trading profit increased 2.3 billion yen, or 25.7% due to the adding up appraisal loss of real estate for sale, in the previous fiscal year.

Overseas corporate subsidiaries and branches: Total volume of transactions declined 608 billion yen, or 33.1%, mainly because of loss in weight by higher yen, and gross trading profit increased 1.0 billion yen, or 1.5 % due to increase in the U.S.

Consequently, gross trading profit increased 26 billion yen, or 5.8% to 480 billion yen.

As SGA expenses declined 11 billion yen due to cost-cutting, provision for doubtful accounts increased 12 billion yen notwithstanding, operating profit went up 25 billion yen, or 154.0%, to 41.5 billion yen.

Income before income taxes and equity in earnings went up 1.3 billion yen, or 23.4% to 6.7 billion yen, due to an improvement in losses related to sales of fixed assets, and interest expenses, although gains related to marketable securities decreased.

Net income went up 13 billion yen, or 629.9% to 15 billion yen, because of an increase in equity in earnings by 13 billion yen, although income taxes increased.

The summary of balance sheet as of the end of March 2001 is as follows:

(billions of yen)

	March 31, 2001	March 31, 2000	Variance
Consolidated total assets	5,321	5,584	-264
Consolidated shareholders' equity	342	324	18
Consolidated interest-bearing debt	3,428	3,736	-308
Consolidated interest-bearing debt net of cash & time deposits	3,090	3,328	-239

Consolidated total assets, decreased 264 billion yen to 5,321 billion yen, mainly in trade receivables, investment securities and long term receivables, as a result of acceleration of withdrawal from low profit businesses and liquidation and disposal of group firms. Consolidated interest-bearing debt declined 308 billion yen to 3,428 billion yen, with the deduction of total assets. Consolidated interest-bearing debt net of cash and time deposits decreased 239 billion yen to 3,090 billion yen.

Consolidated shareholders' equity increased 18 billion yen to 342 billion yen, due to an increase of retained earnings. As a result, net debt-to-equity ratio improved 1.23 points from 10.26 times, to 9.03 times.

As for cash flow, net cash provided by operating activities was 179 billion yen (increase), net cash provided by investing activities was 188 billion yen (increase), and net cash used in financing activities was -456 billion yen (decrease). As a result, cash and cash equivalents at end of this year decreased 76 billion yen to 330 billion yen.

(2) Restructuring Cost and Gains from Disposal of Assets for FY2000

<Restructuring Cost>

(billions of yen)

Items on statement of income	Breakdown	Consolidated	Non-consolidated
Expenses (Consolidated) SGA Expenses (Non-consolidated)	Provision for doubtful accounts	-11.7	-3.4
	Allowance for overseas bad debts etc.	-26.2	-
	Incentive payment for early retirement	-2.2	-
	Total	-40.1	-3.4
Other Gains & Losses (Consolidated) Extraordinary Losses (Non-consolidated)	Liquidation and disposal losses・provisions of group firms	-9.2	-20.3
	Allowance for overseas bad debts etc.	-4.9	-39.5
	Losses on fixed assets	-6.7	-0.3
	Appraisal losses of investment equity securities	-27.7	-17.4
	Currency translation adjustment losses / realized losses	-	-8.3
	Human resource-related	-	-2.1
	Total	-48.5	-87.9
Grand Total		-88.6	-91.3

Consolidated restructuring cost for this term amounted to -88.6 billion yen. This primarily stemmed from -31.1 billion yen as allowance for overseas doubtful debts, -27.7 billion yen as appraisal losses of investment equity securities, -11.7 billion yen as provision for doubtful accounts etc.

Non-consolidated restructuring cost for this term summed to -91.3 billion yen. This primarily stemmed from -39.5 billion yen as allowance for overseas doubtful debts, -20.3 billion yen as liquidation losses to associated firms, -17.4 billion yen as appraisal losses of investment equity securities, etc.

<Gains from Disposal of Assets> (billions of yen)

Items on statement of income	Breakdown	Consolidated	Non-consolidated
Other gains and losses (Consolidated) Other gains and losses, and extraordinary gains (Non-consolidated)	Gains from disposal of investment securities	18.9	10.4
	**	9.5	22.8
	Gains from disposal of group firms	10.4	7.5
	Gains from disposal of fixed assets		
	Total	38.8	40.8

** Non-consolidated figure includes gains from disposal of investment securities, which are booked on 'other gains and losses'.

For this term, gains from sales of assets on consolidated and non-consolidated basis were 38.8 billion yen and 40.8 billion yen, respectively, which were allocated to the restructuring cost.

(3) Financial Forecast for FY2001

The financial forecast for FY2001 is as below:

<Consolidated Financial Forecast> (billions of yen)

	Forecast 1st half FY2001	Forecast FY2001	Result FY2000
Sales turnover	4,300.0	9,000.0	9,436.9
Net income	2.5	15.0	15.0

<Non-consolidated Financial Forecast>

	Forecast 1st half FY2001	Forecast FY2001	Result FY2000
Sales turnover	3,400.0	7,000.0	8,154.2
Ordinary income	10.0	30.0	55.0
Net income	2.5	5.0	4.0

Breakdown of Total Volume of Trading Transactions

Total Volume of Trading Transaction by Type

(billions of yen)

	FY 2000		FY 1999		Variance	
		Ratio		Ratio		Ratio
Domestic	3,754.7	39.8%	4,571.2	44.7%	-816.5	- 17.9%
Export	1,184.7	12.5%	1,250.2	12.3%	-65.5	- 5.2%
Import	1,760.8	18.7%	1,425.3	13.9%	335.5	23.5%
Offshore	2,736.8	29.0%	2,975.8	29.1%	-239.0	- 8.0%
Total	9,436.9	100.0%	10,222.4	100.0%	-785.6	- 7.7%

Total volume of trading transactions by products

(billions of yen)

	FY 2000		FY 1999		Variance	
		Ratio		Ratio		Ratio
Machinery	2,361.0	25.0%	2,970.7	29.1%	-609.8	- 20.5%
Energy	1,988.2	21.1%	1,567.2	15.3%	421.1	26.9%
Metals	1,327.0	14.1%	1,412.0	13.8%	-85.0	- 6.0%
Chemicals	909.1	9.6%	904.5	8.9%	4.6	0.5%
Forest products and g'mdse	901.5	9.5%	962.2	9.4%	-60.7	- 6.3%
Agri-marine products	1,139.9	12.1%	1,288.6	12.6%	-148.8	- 11.5%
Textile	587.4	6.2%	818.0	8.0%	-230.7	- 28.2%
Development & construction	222.9	2.4%	299.2	2.9%	-76.3	- 25.5%
Total	9,436.9	100.0%	10,222.4	100.0%	-785.6	- 7.7%

Consolidated Statements of Income

Marubeni Corporation

Years ended March 31, 2001 and 2000

(billions of yen)

	FY 2000	FY 1999	Variance	Ratio
Total volume of trading transactions	9,436.9	10,222.4	- 785.6	- 7.7%
Gross trading profit	479.8	453.5	26.3	5.8%
(ratio)	(5.08%)	(4.44%)		
Expenses:				
Selling, general and administrative expenses	- 400.4	- 411.5	11.2	- 2.7%
Provision for doubtful accounts	- 37.9	- 25.7	- 12.3	47.8%
Total	- 438.3	- 437.2	- 1.1	0.3%
Operating profit	41.5	16.3	25.2	154.0%
Other Income (expenses):				
Interest expense (net of interest income)	- 29.5	- 32.6	3.1	- 9.4%
Dividends	7.7	5.2	2.5	47.3%
Gains and losses on investment securities	2.3	49.3	- 47.0	-
Gains and losses on property and equipment	3.7	- 4.8	8.5	-
Others -net	- 19.0	- 28.1	9.1	-
Total	- 34.8	- 10.9	- 23.9	-
Income before income taxes and equity in earnings	6.7	5.4	1.3	23.4%
Provision for income taxes	- 8.5	- 7.0	- 1.5	21.5%
Income (loss) before equity in earning	- 1.8	- 1.6	- 0.2	-
Equity in earnings of affiliated companies - net (after income tax effects)	16.9	3.7	13.2	361.3%
Net income	15.0	2.1	13.0	629.9%

*This financial statement is according to US GAAP.

Consolidated Balance Sheets

Marubeni Corporation — At March 31, 2001 and 2000

(billions of yen)

ASSETS	Mar-01	Mar-00	variance
Current assets:			
Cash and cash equivalents, and time deposits	338.5	407.7	-69.2
Marketable securities	87.4	423.3	-335.9
Notes and accounts receivable - trade			
Notes receivable	294.1	289.6	4.5
Accounts receivable	1,234.0	1,255.9	-22.0
Due from affiliated companies	145.1	123.3	21.8
Allowance for doubtful accounts	-26.8	-16.7	-10.1
Inventories	481.2	489.9	-8.6
Advance payments to suppliers	76.1	85.7	-9.6
Deferred income taxes	27.9	5.7	22.2
Prepaid expenses and other current assets	115.3	149.4	-34.1
Total current assets	2,772.8	3,213.9	-441.0
Investments and long-term receivables:			
Affiliated companies	289.6	289.5	0.1
Securities and other investments	652.4	493.4	158.9
Notes, loans and accounts receivable - trade	614.9	714.2	-99.3
Allowance for doubtful accounts	-102.9	-125.3	22.4
Property leased to others, less accumulated depreciation	302.2	307.7	-5.6
Total investments and long-term receivables	1,756.2	1,679.6	76.6
Property and equipment, less accumulated depreciation	532.7	509.6	23.2
Prepaid benefit cost	84.5	-	84.5
Deferred income taxes	83.9	99.8	-15.9
Other fixed assets	90.5	81.5	9.0
Total assets	5,320.6	5,584.4	-263.7

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	Mar-01	Mar-00	variance
Current liabilities			
Short-term loans	835.7	950.8	-115.1
Current portion of long-term debt	475.8	526.3	-50.4
Notes and accounts payable - trade			
Notes and acceptances payable	282.2	248.3	33.9
Accounts payable	796.8	755.1	41.6
Due to affiliated companies	48.8	44.6	4.2
Advance payments received from customers	46.8	44.3	2.6
Income taxes	9.5	25.2	-15.7
Deferred Income taxes	1.7	9.4	-7.6
Accrued and other current liabilities	227.9	223.0	4.9
Total current liabilities	2,725.2	2,826.9	-101.7
Long-term debt, less current portion	2,193.8	2,300.0	-106.2
Employees' retirement benefits	14.0	90.1	-76.1
Deferred income taxes	14.8	14.7	0.1
Minority interest in consolidated subsidiaries	30.6	28.4	2.1
Shareholders' equity			
Common stock	194.0	194.0	—
Additional paid-in capital	217.0	217.0	0.0
Retained earnings	21.7	6.6	15.0
Accumulated other comprehensive losses (Note)	-90.4	-93.4	3.0
Total shareholders' equity	342.3	324.3	18.0
Total liabilities and shareholders' equity	5,320.6	5,584.4	-263.7

*This financial statement is according to US GAAP.

(billions of yen)

Cash and cash equivalents	329.8	405.3	-75.5
Accumulated other comprehensive losses			
Net unrealized gains (losses) on investment securities	-14.2	23.3	-37.6
Currency translation adjustments	-76.0	-86.3	10.4
Minimum pension liability adjustment	-0.2	-30.4	30.2

The variances in shareholders' equity except for capital transactions are 18.0 billion yen (increase) for Mar. 2001, and 25.2 billion yen (decrease) for Mar. 2000.

Consolidated Statements of Changes in Shareholders' Equity

(billions of yen)

	FY2000 (April 2000~March 2001)		FY1999 (April 1999~March 2000)		Variance	
Common Stock:						
Balance at beginning of term	194.04		194.04		-	
Conversion of debentures	-		-		-	
Balance at end of term	194.04		194.04		-	
Additional paid-in capital:						
Balance at beginning of term	216.99		216.99		-0	
Departures of own stock	0		-0		0	
Conversion of debentures	-		-		-	
Balance at end of term	216.99		216.99		0	
Retained earnings:						
Balance at beginning of term	6.63		9.05		-2.42	
Net income (loss)	15.04	15.04	2.06	2.06	12.98	12.98
Cash dividends	-		-4.48		4.48	
Balance at the end of term	21.66		6.63		15.04	
Accumulated other comprehensive income (losses):						
Balance at beginning of term	-93.36		-66.07		-27.29	
Unrealized gains (losses) on investment securities		-37.57		7.77		-45.34
Currency translation adjustments		10.36		-34.35		44.71
Minimum pension liability adjustment		30.17		-0.72		30.88
Other comprehensive income (losses), net of tax	2.96	2.96	-27.29	-27.29	30.25	30.25
Comprehensive gains (losses)		18.00		-25.23		43.23
Balance at end of term	-90.40		-93.36		2.96	

*This financial statement is according to US GAAP.

Consolidated Statement of Cash Flows

(billions of yen)

	FY2000	FY1999	Variance
Operating activities			
Net Income (loss)	15.0	2.1	13.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization etc	69.9	59.8	10.1
Provision for doubtful accounts	37.9	25.7	12.3
Equity in earnings of affiliated companies-net	-16.9	-3.7	-13.2
Gain on investment securities	-2.3	-49.3	47.0
Gain (Loss) on property and equipment	-3.7	4.8	-8.5
Evaluation losses on real estate inventories	0	21.4	-21.4
Deferred income taxes	-13.3	-32.9	19.7
Changes in operating assets and liabilities:			
Notes and accounts receivable	64.5	174.9	-110.4
Inventories	20.5	45.4	-24.9
Advance payments to suppliers and prepaid expenses and other current assets	5.7	0.1	5.5
Prepaid pension expense	-84.5	0	-84.5
Notes, acceptances and accounts payable	55.8	-58.4	114.2
Advance payments received from customers and accrued and other current liabilities	23.4	-42.3	65.7
Income taxes	-15.9	19.1	-35.0
Other	23.3	18.2	5.1
Net cash provided by operating activities	179.3	184.7	-5.4
Investing activities			
Proceeds from sales and redemptions of securities and other investments	283.6	383.8	-100.2
Purchases of securities and other investments	-133.6	-202.0	68.4
Proceeds from sales of property and equipment and property leased to others	65.8	47.1	18.7
Purchases of property and equipment and property leased to others	-95.4	-71.4	-24.0
Collection of loans receivable	149.0	231.5	-82.5
Loans made to customers	-56.7	-124.4	67.7
Other	-24.7	-7.7	-17.1
Net cash provided by (used in) investing activities	188.0	257.0	-69.0
Financing activities			
Net decrease in short-term loans	-150.1	-531.1	381.1
Proceeds from long-term debt	374.3	743.9	-369.6
Payments of long-term debt	-680.8	-803.2	122.4
Cash dividends paid	0	-4.5	4.5
Purchase of treasury stock	0	0	0
Others	0.4	0	0.4
Net cash used in financing activities	-456.1	-594.9	138.8
Effect of exchange rate changes on cash and cash equivalents	13.3	-20.9	34.2
Net decrease in cash and cash equivalents	-75.5	-174.1	98.6
Cash and cash equivalents at beginning of year	405.3	579.4	-174.1
Cash and cash equivalents at end of year	329.8	405.3	-75.5

The Basic Conditions of Consolidated Balance Sheet

Marubeni Corporation

1. Subsidiaries and Affiliates

① Number of Subsidiaries and Affiliates

	Mar-01	Mar-00	Variance
Subsidiaries	412	456	-44
Affiliates	186	190	-4
Total	598	646	-48

② Major Group Firms

Subsidiaries

Overseas 244	Iguaçu de Café Solúvel Marubeni America Corporation Marubeni Europe P.L.C. Marubeni Hong Kong, Ltd. Marubeni International Finance p.l.c.
Domestic 168	Kanto Electronics Corporation Marubeni Energy Corporation Koa Kogyo Co., Ltd. Pacific Grain Terminal Ltd. Marubeni Real Estate Co., Ltd.

Affiliates

Overseas 128	Shanghai Asahi Electronic Glass Co., Ltd. Dampier Salt Limited Daishowa-Marubeni International Ltd.
Domestic 58	Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marusumi Paper Co. Katakura Chikkarin Co.

③ Changes

Subsidiaries

Newly included 28	NEXION CORPORATION Mibugawa Power Company Marubeni Oil & Gas (U.K.), Limited Others··· 25 firms
Excluded	72

Affiliates

Newly included 20	OM2 Network Co., Ltd. Nacx Nakamura Corporation The Maruetsu, Inc. Evm Leasing Corporation Others··· 16 firms
Excluded	24

2. Change of Accounting Principles

n/a

Net Income per Share

FY2000 (April 1, 2000 ~ March 31, 2001)

Items	
Numerator	(billions of yen)
Net income — Numerator for net income per issued share	15.0
Adjustment related to potential equity — Convertible bonds	0.4
Numerator for net income per diluted share	15.4
Denominator	(thousands of shares)
Denominator for net income per issued share	1,494,019
Adjustment related to potential equity — Convertible bonds	148,869
Denominator for net income per diluted share	1,642,888

	(yen)
Net income per issued share	10.06
Net income per diluted share	9.40

* In FY2000, the following convertible bonds had dilution effect;
  4th Unsecured CB issued in Septemner 1986
  7th Unsecured CB issued in September 1988
  8th Unsecured CB issued in November 1996
  Above mentioned 7th Unsecured CB was redeemed in September 2000.

* In FY1999, no convertible bonds had dilution effect.

(1) Information of Operating Segments

Marubeni introduced complex segments by geography and products, which is categorized by the peculiarity of productive and geographical markets, for valuation of operating results and decision making for resource allocation. Each segment is managed and operated by its market division by product. Moreover, domestic branches and overseas branches / overseas corporate subsidiaries run its business activities according to its characteristic in each region, and each is an individual operating unit. Each segment is trading wide range of consumers' goods and industrial products including raw materials and production goods in the domestic and overseas markets, and also caltivating new markets. The business activities are accompanied by financial, insurable and other services. Furthermore, from FY00, the operating segments are altered to the division of 12 segments by product, domestic branches, overseas branches / corporate subsidiaries

The information of the operating segments for FY00 and the revised segmental information for FY99, altered according to the above-mentioned segments, is as follows.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External customers	444.6	424.4	505.4	814.1	1,909.5
Inter-segment	6.5	0.2	6.0	22.4	1.7
Total	451.1	424.6	511.4	836.5	1,911.1
Gross operating profit	41.3	10.1	20.2	53.2	31.3
Net income	- 3.5	- 3.5	- 14.0	- 10.5	8.4
Segment assets	303.4	198.6	573.7	447.1	319.0
Depreciation and amortization	2.8	3.6	3.7	21.2	4.3
Capital expenditure	17.6	1.9	1.4	23.0	17.0

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External customers	470.5	484.0	574.7	759.7	1,029.8
Inter-segment	53.4	46.0	26.8	34.6	23.0
Total	523.8	530.0	601.5	794.3	1,052.8
Gross operating profit	15.5	25.5	29.6	44.0	65.0
Net income	2.7	- 2.4	3.8	8.0	8.7
Segment assets	207.5	251.5	180.4	381.9	350.1
Depreciation and amortization	2.5	1.0	4.1	3.7	4.2
Capital expenditure	0.3	0.6	2.2	2.7	4.1

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External customers	483.6	206.9	408.3	893.8	27.6	9,436.9
Inter-segment	5.3	0.6	26.9	335.5	- 588.8	—
Total	488.9	207.5	435.2	1,229.3	- 561.2	9,436.9
Gross operating profit	30.6	29.1	11.4	69.9	3.0	479.8
Net income	- 3.5	- 5.4	1.1	- 1.4	26.4	15.0
Segment assets	184.1	426.3	170.6	559.1	767.4	5,320.6
Depreciation and amortization	0.6	3.0	0.3	8.6	6.5	69.9
Capital expenditure	0.3	3.6	0.1	21.7	- 1.0	95.4

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy
Total volume of trading transactions					
External customers	386.6	454.9	683.1	1,111.6	1,456.0
Inter-segment	6.6	1.0	14.3	28.3	12.8
Total	393.2	456.0	697.5	1,139.8	1,468.7
Gross operating profit	37.3	6.0	19.6	58.3	26.6
Net income	1.3	- 6.6	2.0	- 4.6	1.8
Segment assets	253.3	208.6	590.0	558.7	262.3
Depreciation and amortization	0.8	0.1	3.8	20.3	3.2
Capital expenditure	3.8	1.0	4.4	21.5	3.2

	Metals & Mineral Resources	Iron & Steel	Chemicals	Forest products & General Merchandise	Agri-marine products
Total volume of trading transactions					
External customers	449.1	513.7	537.9	800.3	1,059.0
Inter-segment	57.5	51.0	20.5	31.5	14.8
Total	506.6	564.7	558.5	831.8	1,073.8
Gross operating profit	14.3	27.1	29.7	45.1	66.4
Net income	1.0	1.0	6.0	15.4	7.6
Segment assets	208.6	259.0	170.1	359.0	339.0
Depreciation and amortization	1.0	1.5	0.8	4.0	6.0
Capital expenditure	0.1	0.9	0.3	3.7	5.5

	Textile	Development & Construction	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
External customers	665.2	244.2	512.1	1,311.5	37.2	10,222.4
Inter-segment	7.2	1.0	27.7	525.9	- 799.9	—
Total	672.4	245.2	539.8	1,837.4	- 762.7	10,222.4
Gross operating profit	30.6	11.1	9.1	68.9	3.4	453.5
Net income	- 2.4	- 14.9	0.1	- 1.4	- 4.2	2.1
Segment assets	198.4	465.9	163.8	583.5	964.2	5,584.4
Depreciation and amortization	0.6	3.8	0.3	6.3	7.4	59.8
Capital expenditure	0.2	14.3	0.1	8.8	3.6	71.4

(Note) Inter-segment trading volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standard, and the differnce between US and Japanese accounting standard is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for FY00 and FY01.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External customers	6,780.1	1,107.6	297.5	552.7	699.0	—	9,436.9
Inter-segment	2,166.7	240.2	41.5	149.7	89.0	- 2,687.1	—
Total	8,946.8	1,347.8	338.9	702.4	788.0	- 2,687.1	9,436.9
Operating Profit	17.5	1.3	3.7	12.5	6.2	0.3	41.5
Segment Assets	2,758.0	397.8	266.1	204.3	152.1	- 191.2	3,587.1
Other Assets							1,733.5
Total Assets							5,320.6

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Others	Eliminations	Consolidated
Total volume of trading transactions							
External customers	7,338.4	1,067.2	344.6	819.7	652.6	—	10,222.4
Inter-segment	1,875.2	221.8	59.7	107.8	81.2	- 2,345.7	—
Total	9,213.6	1,289.1	404.3	927.5	733.8	- 2,345.7	10,222.4
Operating Profit	- 5.4	7.8	2.2	6.3	5.4	0.0	16.3
Segment Assets	2,873.0	335.6	271.5	195.8	142.2	- 244.0	3,574.2
Other Assets							2,010.1
Total Assets							5,584.4

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... Singapore, China
   (4) Others ....Central and South America, Africa

3. Other assets which are not included in the segments are mainly cash and time deposits, marketable securities, and investment securities. Segmental trading is based on the ordinary market price.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

FY2000 (April 1, 2000~March 31, 2001) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
Volume of overseas transactions	1,181.0	354.6	1,557.7	828.2	3,921.4
Volume of consolidated transactions					9,436.9
Ratio of overseas transactions (%)	12.5	3.8	16.5	8.8	41.6

FY1999 (April 1, 1999~March 31, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Others	Total
Volume of overseas transactions	1,269.2	466.0	1,577.4	913.4	4,226.0
Volume of consolidated transactions					10,222.4
Ratio of overseas transactions (%)	12.4	4.6	15.4	8.9	41.3

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... China, Indonesia,
   (4) Others ....Middle and Near East, Central and South America

3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

Marketable Securities and Derivative Instruments

Marubeni Corporation

1) Marketable Equity Securities and Debt Securities

Available-for-sale securities (billions of yen)

	March 31, 2001				March 31, 2000			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Corporate bonds	70.5	1.2	-0.5	71.2	163.6	7.7	-0.5	170.8
Other debt securities	0.1	-	-	0.1	1.9	0.2	-0.2	2.0
Total debt securities	70.7	1.2	-0.5	71.4	165.5	7.9	-0.7	172.8
Marketable equity securities	-	-	-	-	198.2	57.7	-34.0	221.9
Total	70.7	1.2	-0.5	71.4	363.8	65.6	-34.7	394.7
Non-current:								
Corporate bonds	75.1	1.4	-21.0	55.5	42.5	-	-	42.5
Other debt securities	1.3	0.2	-	1.5	-	-	-	-
Total debt securities	76.4	1.6	-21.0	57.0	42.5	-	-	42.5
Marketable equity securities	204.5	43.9	-44.0	204.4	17.9	19.8	-3.5	34.2
Total	280.8	45.6	-65.0	261.4	60.4	19.8	-3.5	76.7

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices.
The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (billions of yen)

	March 31, 2001				March 31, 2000			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Company bonds	15.6	0.2	-	15.9	16.8	0.3	0	17.1
Other debt securities	0	-	-	0	0.4	0	-	0.4
Total	15.6	0.2	-	15.9	17.1	0.3	0	17.4
Non-current:								
Company bonds	132.0	0.6	-2.6	130.1	208.7	1.1	-2.4	207.3
Other debt securities	0.4	-	-	0.4	1.0	0	-	1.0
Total	132.4	0.6	-2.6	130.4	209.7	1.1	-2.4	208.3

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.

*In addition to the above stated securities, 0.4 billion yen and 11.5 billion yen of marketable securities for sale are held at March 31, 2001 and at March 31, 2000, respectively.
The net unrealized gains/loss of 40 million yen (loss) at March 31, 2001 and 1.8 billion yen (gain) at March 31, 2000 have been included in the income statements at the end of term.

2) Derivative Instruments

Interest rate swaps, foreign exchange contracts, and commodity futures, forward with hedging purpose (billions of yen)

	March 31, 2001			March 31, 2000		
	Notional Amount	Carrying amount	Fair value	Notional Amount	Carrying amount	Fair value
Interest rate swaps	1,895.0	-0.4	53.2	1,980.1	1.9	42.3
Foreign exchange contracts	314.3	0.2	0.7	292.6	-0.1	-0.3
Commodity futures, forwards	458.1	0.2	0.2	215.0	0.1	0.1

*Above interest rate swaps include interest/currency swaps. For transactions which do not adopt accounting standard for hedging activities, the gains/ losses of the foreign exchange or the changes in the fair value are reported in the income statements.

*In addition to the above transactions, Marubeni Corporation and some of the subsidiaries have option transactions in order to hedge risks mainly concerning currencies and interest rates.
The fair values of the transactions are 0.2 billion yen (gain) at March 31, 2001, and 0.3 billion yen (loss) at March 31, 2000.

Interest rate swap with trading purpose (billions of yen)

	March 31, 2001	March 31, 2000
Notional amount	-	106.9
Fair value (Asset)	-	0.5
	FY2000	FY1999
Average fair value (Asset)	0.2	0.6
Net gain	0.4	0.5

*In addition to the above transactions, Marubeni Corporation and some of the subsidiaries have derivative transactions, such as futures.
The fair values of the transactions are 0.1 billion yen (gain) at March 31, 2001, and 0.2 billion yen (loss) at March 31, 2000.

Employees' Retirement Benefits

The company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustee for covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No.87, "Employers' Accounting for Pensions", for their unfunded lump-sum retirement plans and contributory funded pension plans.

The net amount recognized in the consolidated balance sheets of the Company and certain subsidiaries at March 31,2001 and March 31,2000 are as follows.

(billions of yen)

	March 31, 2001	March 31,2000
Net amount recognized	73.5	-21.4
Prepaid pension cost (current)	0.6	0.6
Prepaid pension cost (non-current)	84.5	-
Employees' retirement benefits	-14.0	-90.1
Intangible assets	2.1	10.2
Accumulated other comprehensive income, gross of tax	0.3	57.9

The net pension expense of the Company and certain subsidiaries' plans for FY2000 and FY1999 are as follows.

(billions of yen)

	FY2000	FY1999
Net pension expense	17.2	18.5

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years were as follows.

	FY 2000	FY 1999
Discount rates	3.0%	3.0%
Weighted average rates of increases in future salary levels	3.4%	3.2%
Expected long-term rates of return on plan assets	3.5%	3.5%

Dividend Policy

Marubeni Corporation

We have executed a restructuring plan that covers FY1999 and FY2000, from April 1999 to March 2001, for the purpose of shaping-up balance sheets by improving asset efficiency and cutting interest-bearing debts.

We deeply understand that it is one of the most important responsibilities to pay dividends continuously to our shareholders, as well as to expand shareholders' equity or to improve ROE.

However, we decided to forgo the payment of the fiscal-year-end cash dividends for FY2000, from the viewpoint of giving first priority to enlarge shareholders' equity, aiming to make the balance sheets healthy.

We will make the best efforts to reward our shareholders, through further improvement of business results.

Changes of Executives

Marubeni Corporation

At the Shareholders' Meeting scheduled to be held on June 27, 2001, the candidates to be assigned as executives, and the executives scheduled to resign are as follows:

1. Candidates to be assigned Director

		Current position
Director	Masakatsu Takita	Chief Operating Officer, Textile Div.
Director	Tomoyuki Nakayama	Chief Operating Officer, Agri-Marine Products Div.
Director	Tadatsugu Nakajima	Chief Operating Officer, Metals & Mineral Resources Div.

2. Candidate to be assigned Executive Officer:

		Current position
Senior Executive Officer	Hidemi Kawai	Senior Corporate Officer, Risk Management Div.; Senior Corporate Officer, Corporate Strategies Dept.
Executive Officer	Ko Mori	President, Marubeni Thailand Co., Ltd.; General Manager, Bangkok Branch
Executive Officer	Shinichi Saito	General Manager, Finance Dept.
Executive Officer	Shuzo Yamada	Senior Operating Officer and Chief Information Officer, Agri-Marine Products Div.
Executive Officer	Shuichi Morizane	General Manager, Corporate Planning & Coordination Dept.
Executive Officer	Makoto Ito	Senior Operating Officer and Chief Information Officer, Energy Div.
Executive Officer	Susumu Watanabe	General Manager, Corporate Accounting Dept.
Executive Officer	Kazuoki Matsushita	Senior Operating Officer and Chief Information Officer, Forest Products & General Merchandise Div.
Executive Officer	Fumio Uehara	Senior Operating Officer and Chief Information Officer, IT Business Div.

3. Executives scheduled to resign

		After resignation
Executive Vice President, Director	Masaru Mizuno	Advisor to Marubeni Corporation
Senior Vice President, Director	Tetsuo Nishizaka	Advisor to Marubeni Corporation
Senior Vice President, Director	Masao Matsui	President, Marubeni Management Resources Corporation
Senior Vice President, Director	Hideya Taida	Advisor to Marubeni Corporation
Corporate Vice President, Director	Yoshio Fujimoto	Advisor to Marubeni Corporation
Corporate Vice President, Director	Naoyuki Morimoto	Advisor to Marubeni Construction Material Lease Corporation
Corporate Vice President, Director	Takeshi Hojo	Advisor to Nasca Corporation
Director	Takabumi Konishi	Advisor to Marubeni Corporation
Director	Tatsuji Sueki	Advisor to Pacific Grain Terminal Ltd.
Director	Katsuhiko Ibaraki	Senior Vice President, Marubeni Management Resources Corporation; President, Marubeni Finance Corporation

Summary of Consolidated Financial Statements for 1st Quarter of FY 2001

∗ This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

MARUBENI CORPORATION

August 8, 2001

Summary of Consolidated Financial Statements for 1st Quarter of FY 2001 (US GAAP basis)

Company name : Marubeni Corporation   Code Number : 8002

Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Headquarter address : Osaka

Enquiries : Tokyo) Title Assistant General Manager, Corporate Communications Dept.
Name UEYAMA, Takeo TEL(03)3282-4802
Osaka) Title Assistant General Manager, Osaka Administration Dept.
Name UEDA, Yoshiki TEL(06)6266-2485

. Consolidated financial results for 1st quarter of FY 2001 (April 1, 2001 - June 30, 2001)

	1st quarter FY2001 (billions of yen)	1st quarter FY2000 (billions of yen)	Variance from previous year (billions of yen)	Interim FY2000 (billions of yen)	Year-end FY2000 (billions of yen)	<Reference> Figure published in May, 2001 Interim prospects FY2001 (billions of yen)
Total volume of trading transactions	1,943.2	1,976.2	- 33.0	4,499.5	9,436.9	4,300.0
Gross trading profit	103.9	107.7	- 3.9	242.1	479.8	-
Net operating profit	5.1	12.7	- 7.5	28.9	41.5	-
Net income	0.6	4.2	- 3.6	6.1	15.0	2.5

(billions of yen)

	1st quarter FY2001	Year-end FY2000	Variance
Total assets	5,313.0	5,320.6	- 7.6
Net interest bearing debt (less cash and cash equivalents, and time deposits)	3,170.7	3,089.8	80.9
Shareholders' equity	360.5	342.3	18.2

(Note 1) The results of the 1st quarter are not audited by independent public accountants.
(Note 2) Disclosure of quarterly consolidated financial statements has started from this quarter.
(Note 3) For this 1st quarter, we apply Statement of Financial Accounting Standards No. 133 "Accounting for derivative instruments and hedging activities" and Standards No. 138 "Accounting for derivative instruments and hedging activies (Revision of Standards No.133)".
(Note 4) Number of subsidiaries : 409 Number of affiliated companies : 187

2. Outline of consolidated financial results

Total volume of trading transactions for this 1st quarter has decreased 1.7% to 1,943 billion yen.
As a result, we have achieved 45.2% of the interim fiscal year's prospects of 4,300 billiion yen.
Gross trading profit was 104 billion yen, a decrease by 3.6%.
Net operating profit decreased 59.4% to 5.1 billion yen, due to a decrease of gross trading profit, and also an increase in expenses for doubtful accounts and SGA expenses.
Net income decreased 85.5% to 0.6 billion yen, which was a 24.2% achievement of the interim fiscal year's prospects of 2.5 billion yen.

3. Prospects for Interim FY2001

Prospects for Interim FY2001 at present, is the same as our estimate of business results released May, 2001: total volume of trading transactions of 4,300 billion yen, and net income of 2.5 billion yen.

Consolidated Statements of Income

Marubeni Corporation

	1st quarter FY2001	1st quarter FY2000	Variance	Ratio	Reference FY01
			(billions of yen)		
Total volume of trading transactions	1,943.2	1,976.2	- 33.0	- 1.7%	9,436.9
Gross trading profit	103.9	107.7	- 3.9	- 3.6%	479.8
(ratio)	(5.35%)	(5.45%)			(5.08%)
Expenses:					
Selling, general and administrative expenses	- 97.3	- 96.1	- 1.2	1.3%	- 400.4
Provision for doubtful accounts	- 1.4	1.0	- 2.4	-	- 37.9
Total	- 98.8	- 95.1	- 3.7	3.9%	- 438.3
Operating profit	5.1	12.7	- 7.5	- 59.4%	41.5
Other Income (expenses):					
Interest expense (net of interest income)	- 8.0	- 8.7	0.7	- 7.8%	- 29.5
Dividends	2.5	2.3	0.2	8.9%	7.7
Gain (loss) on investment securities	4.7	6.7	- 2.1	-	2.3
Gain (loss) on property and equipment	0.1	0.8	- 0.7	-	3.7
Others -net	- 1.5	- 2.9	1.4	-	- 19.0
Total	- 2.4	- 1.8	- 0.5	-	- 34.8
Income before income taxes and equity in earnings	2.8	10.8	- 8.0	- 74.3%	6.7
Provision for income taxes	- 4.0	- 9.2	5.2	- 56.6%	- 8.5
Income (loss) before equity in earnings	- 1.2	1.6	- 2.8	-	- 1.8
Equity in earnings of affiliated companies - net (after income tax effects)	1.8	2.6	- 0.7	- 28.9%	16.9
Net income	0.6	4.2	- 3.6	- 85.5%	15.0

(Note 1) The results of the 1st quarter are not audited by independent public accountants.

(Note 2) This financial statement is according to US GAAP.

Consolidated Balance Sheets

Marubeni Corporation

(billions of yen)

ASSETS	June-01	Mar-01	variance
Current assets:			
Cash and cash equivalents, and time deposits	302.7	338.5	-35.8
Marketable securities	109.5	87.4	22.1
Notes and accounts receivable - trade (less allowance for doubtful accounts)	1,547.1	1,646.3	-99.3
Inventories	522.5	481.2	41.3
Prepaid expenses and other current assets	226.3	219.3	7.0
Total current assets	2,708.1	2,772.8	-64.7
Investments and long-term receivables:			
Investments	1,251.2	1,244.1	7.1
Notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	498.3	512.0	-13.8
Total investments and long-term receivables	1,749.5	1,756.2	-6.7
Property and equipment, less accumulated depreciation	537.9	532.7	5.1
Other assets	317.6	258.9	58.7
Total assets	5,313.0	5,320.6	-7.6

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	June-01	Mar-01	variance
Current liabilities			
Short-term loans and current portion of long-term debt	1,297.2	1,311.5	-14.3
Notes and accounts payable - trade	1,047.9	1,127.8	-79.9
Accured and other current liabilities	293.1	285.9	7.2
Total current liabilities	2,638.2	2,725.2	-87.0
Long-term debt, less current portion	2,258.3	2,193.8	64.5
Other liabilities	24.1	28.7	-4.7
Minority interest in consolidated subsidiaries	32.0	30.6	1.4
Shareholders' equity			
Common stock	194.0	194.0	—
Additional paid-in capital	217.0	217.0	0.0
Retained earnings	22.3	21.7	0.6
Accumulated other comprehensive losses (Note)			
Net unrealized gains (losses) on investment securities	-10.2	-14.2	4.0
Currency translation adjustments	-62.6	-76.2	13.6
Accumulated other comprehensive losses (Note)	-72.8	-90.4	17.6
Total shareholders' equity	360.5	342.3	18.2
Total liabilities and shareholders' equity	5,313.0	5,320.6	-7.6

(Note 1) The results of the 1st quarter are not audited by independent public accountants.

(Note 2) This financial statement is according to US GAAP.

Segment Information

Marubeni Corporation

1st Quarter of FY2001 (April 1, 2001~June 30, 2001) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	119.4	43.9	85.6	106.2	468.6	119.0
Gross operating profit	8.8	2.6	3.0	11.3	8.0	3.9
Net income	-3.9	3.1	-3.2	0.4	2.1	1.0
Segment assets	294.4	204.3	569.5	359.7	298.3	212.2
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	110.3	131.3	187.1	200.8	96.1	
Gross operating profit	5.6	6.5	10.1	14.1	7.1	
Net income	-1.0	-0.6	0.4	0.3	0.4	
Segment assets	242.6	178.7	362.3	348.6	167.7	
	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	38.3	11.3	76.8	285.3	-136.8	1,943.2
Gross operating profit	6.0	1.7	1.1	15.7	-1.5	103.9
Net income	-1.8	1.0	-0.6	-2.0	4.9	0.6
Segment assets	444.8	454.6	156.5	643.5	375.5	5,313.0

1st Quarter of FY2000 (April 1, 2000~June 30, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	91.1	11.4	142.4	175.8	362.2	118.5
Gross operating profit	4.6	-0.1	2.2	12.7	8.0	4.3
Net income	-1.8	-2.3	-8.1	-0.4	2.6	0.6
Segment assets	280.1	215.0	570.2	538.9	250.4	214.4
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	122.7	131.5	188.8	204.2	102.2	
Gross operating profit	5.9	7.3	11.0	15.3	6.9	
Net income	-0.7	1.6	3.5	1.9	-1.9	
Segment assets	241.5	178.3	364.9	350.2	188.6	
	Development & Construction	–	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	43.8	–	84.3	317.7	-120.3	1,976.2
Gross operating profit	6.7	–	2.8	13.7	6.4	107.7
Net income	-2.5	–	0.4	-1.1	12.3	4.2
Segment assets	446.6	–	156.4	618.6	839.5	5,453.6

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment trading volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standard, and the difference between US and Japanese accounting standard is included in "Corporate and elimination etc".

(Note 3) "Finance & Logistics" is added as a new operating segment from this term.
Figures for "Finance & Logistics" for the 1st quarter of FY2000 are included in "Corporate and elimination etc".

August 8, 2001

Marubeni Corporation

Dissolution of Subsidiaries

1. Name of Subsidiary:	**Marubeni Italia SPA**
1) Reason for dissolution:	Transferring its trade rights to Marubeni Europe PLC, aiming to improve managerial efficiency.
2) Company profile:	
Location:	Milan, Viale della Liberazione 18
Representative:	TODOROKI, Shunichi
Capital Stock:	ITL 2,500 million
Major shareholder(s):	Marubeni Corporation 100%
3) Prospects:	Resolved dissolution on May 10, 2001. Liquidation is to be completed by fiscal year end of FY2001. Losses on non-consolidated and consolidated basis are insignificant.

2. Name of Subsidiary:	**Barudan Trading SA**
1) Reason for dissolution:	Withdrawal from sales of "Barudan" embroidery machine without renewing the sales contracts. The company's assets are to be disposed.
2) Company profile:	
Location:	Route de Molsheim, 67870 Bishoffsheim, France
Representative:	HASHIMOTO, Hideki
Capital Stock:	Euro 1.5 million
Major shareholder(s):	Marubeni Corporation 100%
3) Prospects:	Resolved dissolution on July 16, 2001. Liquidation is to be completed by fiscal year end of FY2001. Losses on non-consolidated and consolidated basis are insignificant.

Interim Financial Results for FY2001

(April 1st , 2001～September 30th, 2001)

Marubeni Corporation

- *This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

< Contents >
Consolidated Financial Results for 1st Half FY2001

<Reference>
Summary of Consolidated Financial Statements for 1st Half FY2001

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results for 1st Half FY2001

1. Consolidated Financial Results for FY2001 (Prospects)

(billions of yen)

	1st Half FY01 Results	Pros. 2nd Half FY01 as of Nov-01	Pros. FY01 as of Nov-01	Pros. FY01 as of May-01	Variance	Main reasons for increase or decrease
Total volume of trading transactions (trillions of yen)	4.5	4.5	9.0	9.0	-	
Gross trading profit	220	230	450	490	-40	Decrease due to world wide depression
SGA expenses	-239	-205	-444	- 420	-24	Increase of allowance for doubtful accounts from carrying out "A" PLAN
Operating profit (loss)	-19	25	6	70	-64	
Income before income taxes and equity in earnings (losses)	-159	23	-136	35	-171	Losses arising from "A" PLAN
Provision for income taxes	61	-15	46	- 25	71	
Income before equity in earnings (losses)	-98	8	-90	10	-100	
Equity in earnings(losses)-net	-9	-6	-15	5	-20	
Net income	-107	2	-105	15	-120	

<Gross Trading Profit by Operating Segment>

(billions of yen)

	1st Half FY01	Variance from 1st Half FY00	FY2001 prospects
IT Business	16.7	-6.0	↘
Utility and Infrastructure	8.0	+3.7	↗
Plant and Ship	4.5	-4.3	↘
Transportation and Industrial Machinery	22.6	-5.5	→
Energy	15.8	+0.9	→
Metals and Mineral Resources	7.9	-0.1	→
Iron and Steel	11.8	-0.4	↘
Chemicals	14.7	-0.8	→
Forest Products and General Merchandise	19.1	-2.4	↘
Agri-Marine Products	28.8	-3.5	→
Textile	14.6	-0.4	↘
Development and Construction	11.9	-1.3	↗
Finance & Logistics Business	3.2	+3.2	-
Domestic Branches and Offices	3.0	-2.2	↘
Overseas Branches	42.4	+5.2	↗
Corporate and Administration etc.	-4.5	-7.8	-
Total	220.4	-21.7	↘

<Reference> Non-consolidated Financial Results for FY2001 (Prospects)

(billions of yen)

	Total volume of trading transactions	Ordinary profit	Net income
Yearly	7,200	20	- 160

2. Transition of Consolidated Financial Results

① Transition of Consolidated Financial Results

(billions of yen)

	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00	FY00	1st Half FY01
Total volume of trading transactions	6,746	13,641	5,803	11,960	4,689	10,222	4,500	9,437	4,525
Gross trading profit	250	535	265	522	241	454	242	480	220
Selling, general and administrative expenses	-216	-440	-227	-458	-210	-412	-199	-400	-200
Provision for doubtful accounts	-1	-9	-6	-51	-6	-26	-14	-38	-39
Operating income	33	85	32	13	26	16	29	42	-19
Other profits・expenses	-2	-31	-7	-163	-19	-11	-20	-35	-140
Interest expense-net	-11	-27	-18	-36	-17	-33	-15	-30	-15
Dividends	4	7	4	6	3	5	3	8	4
Gain (loss) on investment securities	N/A	-1	8	-101	21	49	4	2	-82
Gain (loss) on property and equipment	N/A	1	2	1	-8	-5	5	4	-42
Other-net	5	-10	-3	-32	-18	-28	-17	-19	-6
(Liquidation and disposal losses related to associated firms)	N/A	(-7)	(0)	(-8)	(-6)	(-8)	(-8)	(-9)	(-3)
Income before taxes and equity in earnings (losses)	31	55	25	-150	6	5	9	7	-159
Equity in earnings (losses)	1	-7	0	-7	-2	4	10	17	-9
Net income (loss)	15	17	7	-118	3	2	6	15	-107
Core earnings	40	94	42	71	40	85	56	106	29
Spread	29	67	23	35	23	53	41	77	14
Restructuring costs	N/A	-21	N/A	-185	-35	-92	-40	-88	-199
Gains from sales of assets	N/A	5	N/A	6	29	68	21	39	12

(Note) Liquidation and disposal losses related to associated firms (P/L) does not necessarily match with restructuring costs related to associated firms

	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00	FY00	1st Half FY01
Total assets	7,278	7,388	7,389	6,512	6,205	5,584	5,389	5,321	5,255
Current assets	5,071	5,061	4,900	3,976	3,723	3,214	2,870	2,773	2,753
Fixed assets and others	2,207	2,328	2,490	2,536	2,482	2,371	2,519	2,548	2,502
Interest-bearing debt	4,825	4,915	5,111	4,547	4,311	3,736	3,497	3,428	3,512
Cash and cash equivalents	419	483	655	580	604	408	321	339	391
Interest-bearing debt-net	4,406	4,432	4,455	3,967	3,707	3,328	3,175	3,090	3,120
Shareholders' equity	513	475	426	354	381	324	309	342	271
Breakdown: Common stock	194	194	194	194	194	194	194	194	194
Breakdown: Additional paid-in capital	217	217	217	217	217	217	217	217	217
Breakdown: Retained earnings	134	131	134	9	8	7	13	22	-85
Breakdown: Unrealized gains (losses) on investment securities arising during period	35	-7	-73	16	51	23	-1	-14	10
Breakdown: Net currency translation adjustments	-47	-34	-20	-52	-59	-86	-83	-76	-65
Breakdown: Minimum pension liability adjustment	-20	-26	-25	-30	-30	-30	-30	0	0

(Note) All figures have been rounded off to one tenth of billions of yen, and no fraction adjustments have been made.

② Transition of Consolidated Financial Figures

(billions of yen)

	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00	FY00	1st Half FY01
ROA	0.20%	0.23%	0.10%	-	0.05%	0.03%	0.11%	0.28%	-
ROE	2.94%	3.49%	1.59%	-	0.91%	0.61%	1.93%	4.51%	-
Net D/E ratio (times)	8.6	9.3	10.4	11.2	9.7	10.3	10.3	9.0	11.5
Shareholders' equity	7.05%	6.43%	5.77%	5.44%	6.14%	5.81%	5.74%	6.43%	5.15%
Current ratio	120.5%	119.2%	114.4%	111.7%	114.7%	113.7%	104.2%	101.8%	102.0%

	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00	FY00	1st Half FY01
Consolidated companies	669	693	701	689	689	646	636	598	583
Subsidiaries	468	479	489	488	486	456	440	412	401
Affiliated companies	201	214	212	201	203	190	196	186	182
Number of profit-making firms	435	484	430	459	442	476	441	480	403
Profit-making firm ratio	65.0%	69.8%	61.3%	66.6%	64.2%	73.7%	69.3%	80.3%	69.1%
Surplus amount (billions of yen)	27	37	36	42	26	48	33	66	28
Number of loss-making firms	234	209	271	230	247	170	195	118	180
Loss-making firm ratio	35.0%	30.2%	38.7%	33.4%	35.8%	26.3%	30.7%	19.7%	30.9%
Deficit amount (billions of yen)	-15	-32	-32	-72	-20	-39	-19	-35	-66

③ Transition of Stock Price, Exchange Rate, and Interest Rate

	1st Half FY97	FY97	1st Half FY98	FY98	1st Half FY99	FY99	1st Half FY00	FY00	1st Half FY01
Stock price (Term-end, Nikkei Stock Avg.) (yen)	17,887.71	16,527.17	13,406.39	15,836.59	17,605.46	20,337.32	15,747.26	12,999.70	9,774.68
Translation rate									
(¥/$)Term-end BS rate	121.10	132.10	135.35	120.55	106.95	106.15	108.00	123.90	119.40
(¥/$)Average PL rate	118.86	122.80	137.88	128.06	117.35	111.60	107.17	110.58	122.21
(¥/$)12M/6M BS rate	114.35	130.50	141.00	117.05	121.10	102.45	105.50	114.75	124.60
(¥/$)12M/6M average PL rate	120.48	121.09	131.93	130.95	118.78	113.95	106.91	107.83	120.43
Interest rate (Term-end)									
Short-term prime rate	1.63%	1.63%	1.50%	1.38%	1.38%	1.38%	1.50%	1.38%	1.38%
Long-term prime rate	2.50%	2.60%	2.50%	2.60%	2.30%	2.20%	2.30%	1.90%	1.55%
US prime rate	8.50%	8.50%	8.50%	7.75%	8.25%	9.00%	9.50%	8.00%	6.00%

<Reference> Transition of Non-consolidated Financial Results

	FY1997	FY1998	FY1999	FY2000	FY2001 (prospects)
(billions of yen)					
Total volume of trading transactions	13,017	10,917	8,859	8,154	7,200
(Variance from previous year) (%)	(- 3.6)	(- 16.1)	(- 18.9)	(- 8.0)	(- 11.7)
(billions of yen)					
Gross trading profit	201	186	157	153	130
<Ratio> (%)	< 1.55 >	< 1.71 >	< 1.77 >	< 1.87 >	< 1.81 >
(Variance from previous year) (%)	(1.1)	(- 7.4)	(- 15.7)	(- 2.9)	(- 14.8)
(billions of yen)					
Operating profit	43	27	28	21	10
(Variance from previous year) (%)	(25.9)	(- 36.3)	(2.0)	(- 23.3)	(- 53.1)
(billions of yen)					
Income before income taxes & extraordinary items	52	54	63	55	20
(Variance from previous year) (%)	(224.6)	(4.4)	(16.5)	(- 12.1)	(- 63.7)
(billions of yen)					
Net income	-31	-20	6	4	-160
(Variance from previous year) (%)	(—)	(—)	(—)	(- 34.6)	(—)
Earnings per share (Average number of outstanding share for the term) (yen)	-20.61	-13.45	4.09	2.68	-107.09
Equity in earnings per share (yen)	6	3	0	0	0
(billions of yen)					
Total assets	3,706	3,579	3,275	3,141	N/A
(billions of yen)					
Shareholders' equity	425	415	417	422	270
Shareholders' equity ratio (%)	11.5	11.6	12.7	13.4	N/A

(Note) Tax effect accounting was applied from FY98.

3. Breakdown of Consolidated Total Volume of Trading Transactions

Marubeni Corporation

Total Volume of Trading Transactions by Type

(billions of yen)

	1st Half FY01		1st Half FY00		Variance	
		Composition		Composition		Increase/ Decrease
Domestic	1,674.4	37.0%	1,829.5	40.7%	-155.1	- 8.5%
Export	601.0	13.3%	561.8	12.5%	39.2	7.0%
Import	738.1	16.3%	769.8	17.1%	-31.7	- 4.1%
Offshore	1,511.7	33.4%	1,338.4	29.7%	173.4	13.0%
Total	4,525.2	100.0%	4,499.5	100.0%	25.7	0.6%

Total Volume of Trading Transactions by Product

(billions of yen)

	1st Half FY01		1st Half FY00		Variance	
		Composition		Composition		Increase/ Decrease
Machinery	1,022.6	22.6%	1,135.8	25.3%	-113.2	- 10.0%
Energy	1,156.7	25.6%	928.3	20.6%	228.5	24.6%
Metals	600.4	13.3%	616.2	13.7%	-15.9	- 2.6%
Chemicals	480.0	10.6%	455.8	10.1%	24.1	5.3%
General merchandise	413.5	9.1%	441.0	9.8%	-27.5	- 6.2%
Agri-marine products	524.7	11.6%	536.4	11.9%	-11.7	- 2.2%
Textile	255.1	5.6%	295.0	6.6%	-39.9	- 13.5%
Development & construction	72.2	1.6%	90.9	2.0%	-18.7	- 20.6%
Total	4,525.2	100.0%	4,499.5	100.0%	25.7	0.6%

Total Volume of Trading Transactions by Type

			Increase	Decrease
Domestic	[- 155 billion yen	8.5% decrease]	-	Parent (General merchandise, Metals,Textile)
Export	[39 billion yen	7.0% increase]	Marubeni Power Systems	-
Import	[- 32 billion yen	4.1% decrease]	-	M. Petroleum Parent (Energy, Metals)
Offshore	[173 billion yen	13.0% increase]	MIECO M. Petroleum	-

Total Volume of Trading Transactions by Product

			Increase	Decrease
Machinery	[- 113 billion yen	10.0% decrease]	-	Parent (Plant, Construction machinery)
Energy	[229 billion yen	24.6% increase]	Parent (Petrochemical materials) MIECO	-
Metals	[- 16 billion yen	2.6% decrease]	-	Parent (Steel sheets and construction materials)
Chemicals	[24 billion yen	5.3% increase]	Marubeni America(Helena Chemical)	-
General Merchandise	[- 28 billion yen	6.2% decrease]	-	Parent (Paper-related products)
Agri-Marine Products	[- 12 billion yen	2.2% decrease]	-	Parent (Grain)
Textile	[- 40 billion yen	13.5% decrease]	-	Parent (Low commodity price and exit from low-profit trading)
Development & Construction	[- 19 billion yen	20.6% decrease]	-	Parent (Decrease in sales units and price of condominiums)

Exchange Rate (U.S. dollar)	01/4-9	00/4-9	Changes	
Average Rate	122.21 yen	107.17 yen	15.04 yen depreciated	14.0% ↓
	01/4-9	00/4-9	Changes	
Term-end Rate	119.40 yen	123.90 yen	4.50 yen appreciated	3.6% ↑

	1st Half FY01	1st Half FY00	Changes
Consolidated/Non-Consolidated Ratio	126.7%	118.4%	8.3% point

4. Consolidated Statements of Income

Marubeni Corporation

Half Years ended September 30, 2001 and 2000

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	Increase/ Decrease
Total volume of trading transactions	4,525.2	4,499.5	25.7	0.6%
Gross trading profit	220.4	242.1	- 21.7	- 9.0%
(ratio)	(4.87%)	(5.38%)		
Expenses:				
Selling, general and administrative expenses	- 199.9	- 199.2	- 0.7	0.3%
Provision for doubtful accounts	- 39.4	- 14.0	- 25.3	180.6%
Total	- 239.3	- 213.2	- 26.0	12.2%
Operating profit (loss)	- 18.8	28.9	- 47.7	-
Other Income (expenses):				
Interest expense, net of interest income	- 15.1	- 14.5	- 0.6	3.9%
Dividends	4.4	3.0	1.4	47.3%
Gain (loss) on investment securities	- 81.8	3.8	- 85.6	-
Gain (loss) on property and equipment	- 41.7	5.2	- 46.9	-
Other -net	- 5.7	- 17.4	11.7	-
Total	- 140.0	- 20.0	- 119.9	-
Income (loss) before income taxes and equity in earnings (losses)	- 158.8	8.8	- 167.7	-
Provision for income taxes	60.8	- 12.4	73.2	-
Loss before equity in earnings (losses) of affiliated companies	- 98.0	- 3.6	- 94.4	-
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	- 9.0	9.7	- 18.7	-
Net income (loss)	- 107.0	6.1	- 113.1	-

*The financial statements are on US GAAP basis

1. Gross Trading Profit by Product

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	
Machinery	53.6	65.8	-12.2	Decrease in IT related business, automobiles· construction machinery
Energy	16.3	15.5	0.8	Increase in crude oil resources
Metals	25.5	26.9	-1.3	
Chemicals	41.4	37.4	4.1	Increase in US agrochemical business
General Merchandise	23.7	26.3	-2.5	Decrease mainly in parent transactions
Agri-Marine Products	30.0	35.6	-5.6	Decrease mainly in parent transactions
Textile	16.6	18.1	-1.5	
Development & Construction	13.3	16.7	-3.4	
Total	220.4	242.1	-21.7	

2. Expenses

(billions of yen)

	1st Half FY01	1st Half FY00	Variance
Selling, general and administrative expenses	-199.9	-199.2	- 0.7
(Personnel expenses)	(- 97.3)	(- 98.4)	(1.1)
(Depreciation expenses)	(- 11.0)	(- 9.9)	(- 1.1)
Provision for doubtful accounts	-39.4	-14.0	- 25.3
Total	-239.3	-213.2	- 26.0

3. Financial Expenses

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	
Interest income	29.2	39.5	- 10.4	
Interest expense	-44.3	-54.1	9.8	
(Interest - net)	(- 15.1)	(- 14.5)	(- 0.6)	
Dividends received	4.4	3.0	1.4	Increase in petroleum resources business
Total	-10.7	-11.6	0.8	

3. Consolidated Balance Sheets

Marubeni Corporation — At September 30, 2001 and March 31, 2001

(billions of yen)

ASSETS		Sep-01	Mar-01	Variance
Current assets:				
Cash and cash equivalents, and Time deposits	(2)	391.2	338.5	52.7
Investment securities		119.2	87.4	31.8
Notes and accounts receivable - trade				
Notes receivable		264.9	294.1	-29.2
Accounts receivable		1,123.7	1,234.0	-110.2
Due from affiliated companies		144.9	145.1	-0.2
Allowance for doubtful accounts		-34.2	-26.8	-7.4
Inventories		493.6	481.2	12.3
Advance payments to suppliers		72.0	76.1	-4.2
Deferred income taxes		30.7	27.9	2.8
Prepaid expenses and other current assets		147.1	115.3	31.8
Total current assets		2,753.1	2,772.8	-19.8
Investments and long-term receivables:				
Affiliated companies		279.7	289.6	-9.8
Securities and other investments		592.5	652.4	-59.9
Notes, loans and accounts receivable - trade		576.1	614.9	-38.9
Allowance for doubtful accounts		-126.9	-102.9	-24.0
Property leased to others, at cost, less accumulated depreciation		285.3	302.2	-16.9
Total investments and long-term receivables		1,606.7	1,756.2	-149.5
Property and equipment, at cost		530.6	532.7	-2.1
Prepaid pension cost		86.6	84.5	2.0
Deferred income taxes		142.3	83.9	58.4
Other assets		135.9	90.5	45.5
Total assets		5,255.2	5,320.6	-65.4

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY		Sep-01	Mar-01	variance
Current liabilities				
Short-term loans		887.4	835.7	51.7
Current portion of long-term debt		503.8	475.8	27.9
Notes and accounts payable - trade				
Notes and acceptances payable		230.6	282.2	-51.6
Accounts payable		779.4	796.8	-17.4
Due to affiliated companies		47.6	48.8	-1.3
Advance payments received from customers		42.5	46.8	-4.3
Income taxes		9.3	9.5	-0.1
Deferred Income taxes		0.8	1.7	-0.9
Accrued expenses and other current liabilities		198.2	227.9	-29.7
Total current liabilities		2,699.6	2,725.2	-25.6
Long-term debt, less current portion		2,224.8	2,193.8	31.0
Employees' retirement benefits		13.1	14.0	-0.9
Deferred income taxes		14.2	14.8	-0.6
Minority interest in consolidated subsidiaries		32.8	30.6	2.3
Shareholders' equity				
Common stock		194.0	194.0	—
Additional paid-in capital		217.0	217.0	0.0
Retained earnings(losses)		-85.3	21.7	-107.0
Accumulated other comprehensive loss	(3)	-55.0	-90.4	35.4
Total shareholders' equity		270.7	342.3	-71.6
Total liabilities and shareholders' equity		5,255.2	5,320.6	-65.4

Note : (1)The financial statements are on US GAAP basis.

	Sep-01	Mar-01	(billions of yen)
(2)Cash and cash equivalents	385.4	329.8	55.6
(3)Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities	9.8	-14.2	24.0
Currency translation adjustments	-64.3	-76.0	11.7
Minimum pension liability adjustment	-0.2	-0.2	0.0
Net unrealized losses on derivatives	-0.3	0	-0.3

(4)The variances in shareholders' equity except for capital transactions are 71.6 billion yen (decrease) for this period

①Major Increase/Decrease

Assets

(billions of yen)

	Sep-01	Variance from Sep-00	
Cash and cash equivalents and time deposits	391	+53	Increase mainly in parent
Marketable securities	119	+32	Increase mainly in financial subsidiaries
Notes receivable	265	-29	Decrease in parent
Accounts receivable	1,124	-110	Decrease mainly in parent
Inventories	494	+12	Increase in Energy
Other current assets	147	+32	Increase in overseas corporate subsidiaries
Securities and other investments	593	-60	Decrease mainly in parent and financial subsidiaries
Long-term receivables	576	-39	Decrease mainly in Machinery
Provision for doubtful accounts	-127	-24	Increase mainly in parent
Leased fixed assets	285	-17	Decrease mainly in parent
Deferred income taxes (fixed)	142	+58	Increase mainly in parent
Other fixed assets	136	+46	Increase due to changes in US GAAP (mainly interest rate swaps in parent)

Liabilities

	Sep-01	Variance from Sep-00	
Short-term loans	887	+52	Increase mainly in parent
Current portion of long-term debt	504	+28	Increase in financial subsidiaries etc.
Long-term interest-bearing debt, less current portion	2,120	+4	Increase mainly in parent, a decrease in group firms notwithstanding
Interest-bearing debt	3,512	+83	(Including 48 billion yen increase due to adoption of SFAS133)
Net interest bearing debt	3,120	+30	
Notes payable	231	-52	Decrease mainly in parent
Accounts payable - trade	779	-17	Decrease mainly in parent
Other current liabilities	198	-30	Decrease mainly in parent

Shareholders' equity

	Sep-01	Variance from Sep-00	
Shareholders' equity	271	-72	Retained earnings (losses) -107, unrealized gains on investment securities +24, Translation adjustment +12

②Financial Position

	Sep-01	Mar-01
Ratio of shareholders' equity to total assets	5.15%	6.43%
Current ratio	102.0%	101.7%
Net D/E ratio ※	11.53 times	9.03 times

※Net D/E ratio ＝ (Short & Long term loans, debentures－Cash, cash equivalents, time deposits) / Shareholders' equity

	1st Half FY01	1st Half FY00
ROA	-	0.11%
ROE	-	1.93%

6. Consolidated Statements of Cash Flows

Marubeni Corporation

(billions of yen)

	1st Half FY01	1st Half FY00	Variance
Operating activities			
Net Income (losses)	-107	6	-113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	38	36	2
Provision for doubtful accounts	39	14	25
Equity in earnings (losses) of affiliated companies-net (after elimination of dividend income)	12	-8	20
Loss (gain) on investment securities	82	-4	86
Loss (gain) on property and equipment	42	-5	47
Deferred income taxes	-73	0	-73
Changes in operating assets and liabilities:			
Notes and accounts receivable	142	7	135
Inventories	3	10	-6
Advance payments to suppliers and prepaid expenses and other current assets	-4	8	-12
Prepaid pension cost	-2	-	-2
Notes, acceptances and accounts payable	-102	67	-168
Advance payments received from customers and accrued and other current liabilities	-25	-6	-19
Income taxes	1	-11	12
Other	4	12	-8
Net cash provided by operating activities	50	126	-76
Investing activities			
Proceeds from sales and redemptions of securities and other investments	80	131	-52
Purchase of securities and other investments	-95	-75	-20
Proceeds from sales of property and equipment and property leased to others	11	26	-15
Purchase of property and equipment and property leased to others	-40	-46	5
Collection of loans receivable	54	53	1
Loans made to customers	-40	-29	-11
Other	-0	-6	6
Net cash provided by (used in) investing activities	-31	53	-85
Financing activities			
Net increase (decrease) in short-term loans	27	-129	156
Proceeds from long-term debt	353	249	104
Payments of long-term debt	-348	-387	39
Sale (purchase) of treasury stock	0	0	0
Other	1	-1	2
Net cash provided by (used in) financing activities	33	-268	301
Effect of exchange rate changes on cash and cash equivalents	4	1	3
Net increase (decrease) in cash and cash equivalents	56	-88	144
Cash and cash equivalents at beginning of term	330	405	-75
Cash and cash equivalents at end of term	385	317	68

*The financial statements are on US GAAP basis.

(billions of yen)

	1st Half FY01	Major factors
Operating activities		
Net Income (losses)	-107	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	38	
Provision for doubtful accounts	39	
Equity in earnings (losses) of affiliated companies-net (after elimination of dividend income)	12	
Loss (gain) on investment securities	82	
Loss (gain) on property and equipment	42	
Deferred income taxes	-73	
Changes in operating assets and liabilities:		
Notes and accounts receivable	142	Decrease in operating assets due to withdrawal from low-profit trade
Inventories	3	
Advance payments to suppliers and prepaid expenses and other current assets	-4	
Prepaid pension cost	-2	
Notes, acceptances and accounts payable	-102	
Advance payments received from customers and accrued and other current liabilities	-25	
Income taxes	1	
Other	4	
Net cash provided by operating activities	50	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	80	
Purchase of securities and other investments	-95	Investments in IT related business ¥20 bn approx., Investments in downstream business of agri-marine products ¥50 bn approx.
Proceeds from sales of property and equipment and property leased to others	11	
Purchase of property and equipment and property leased to others	-40	Increase in overseas assets leased to others
Collection of loans receivable	54	
Loans made to customers	-40	Plants & ship, etc.
Other	-0	
Net cash provided by (used in) investing activities	-31	
Financing activities		
Net increase (decrease) in short-term loans	27	
Proceeds from long-term debt	353	
Payments of long-term debt	-348	
Sale (purchase) of treasury stock	0	
Other	1	
Net cash provided by (used in) financing activities	33	
Effect of exchange rate changes on cash and cash equivalents	4	
Net increase (decrease) in cash and cash equivalents	56	
Cash and cash equivalents at beginning of term	330	
Cash and cash equivalents at end of term	385	

*The financial statements are on US GAAP basis.

7. Profit-making Firms & Loss-making Firms on Consolidated Basis

① Profit-making Firms & Loss-making Firms

(billions of yen)

			1st Half FY01			1st Half FY00			Variance		
			Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Subsidiaries	Profit-making firms	Number of firms	106	181	287	114	198	312	-8	-17	-25
		Surplus amount	6	14	20	9	10	19	-4	4	1
	Loss-making firms	Number of firms	56	58	114	52	76	128	4	-18	-14
		Deficit amount	-16	-34	-49	-5	-10	-15	-11	-24	-35
Affiliated companies	Profit-making firms	Number of firms	36	80	116	38	91	129	-2	-11	-13
		Surplus amount	2	6	8	1	13	14	1	-7	-6
	Loss-making firms	Number of firms	21	45	66	23	44	67	-2	1	-1
		Deficit amount	-1	-16	-17	-1	-3	-4	0	-13	-13
Total	Profit-making firms	Number of firms	142	261	403	152	289	441	-10	-28	-38
		Surplus amount	7	20	28	10	23	33	-3	-3	-5
	Loss-making firms	Number of firms	77	103	180	75	120	195	2	-17	-15
		Deficit amount	-17	-49	-66	-6	-13	-19	-11	-36	-48

②Major Firms That Effect on the Consolidated Financial Results

(billions of yen)

		Equity portion	1st Half FY01			1st Half FY00	Variance	
			Before re-structuring	Additional restructur-ing costs	After re-structuring		Before re-structuring	After re-structuring
Subsidiaries	M.Aluminium Australia	100%	1.4	–	1.4	0.7	0.7	0.7
	M.LNG INTERNATIONAL B.V.	100%	1.0	–	1.0	0.1	0.9	0.9
	M.Oil And Gas(UK)	100%	0.9	–	0.9	0.0	0.9	0.9
	Marubeni Construction Co., Ltd.	100%	-0.5	-7.0	-7.5	-0.2	-0.3	-7.3
	SWIFT SPINNING	100%	-1.9	-11.2	-13.1	-2.3	0.4	-10.8
	Vectant	100%	-7.1	-7.5	-14.6	1.1	-8.2	-15.7
Affiliated companies	Uni-Mar Enerji Yatirimlari	33.33%	4.1	–	4.1	2.5	1.6	1.6
	Marusumi Paper Co., Ltd.	32.16%	0.7	–	0.7	0.5	0.2	0.2
	Shanghai Asahi Glass Electronics Co., Ltd.	25%	0.5	–	0.5	0.8	-0.3	-0.3
	THAI COATED STEEL SHEET	21.07%	-0.1	-1.5	-1.6	-0.2	0.1	-1.4
	Thai Cold Rolled Steel Sheet	37.57%	-1.0	-5.7	-6.7	-0.6	-0.4	-6.1
	P.T.Chandra Asri	23.70%	-2.5	-7.0	-9.5	-0.7	-1.8	-8.8

Intentional Blank

8. Segment Information

Marubeni Corporation

(1) Information of Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. Effective April 1, 2001, the Company changed its operating segments to 13 segments identified by product, increased from 12 adding Finance & Logistics Business Division, together with domestic branches and overseas branches / corporate subsidiaries.
The information of the operating segments for the 1st Half FY01 and FY00, is as follows.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions						
Outside customers	218.4	160.8	232.3	314.4	1,094.2	219.9
Inter-segment	2.5	0.1	5.4	7.2	0.6	22.9
Total	220.9	160.9	237.7	321.6	1,094.8	242.8
Gross trading profit	16.7	8.0	4.5	22.6	15.8	7.9
Segment net income (loss)	-17.5	3.5	-22.7	-5.7	4.2	-2.1
Segment assets	289.0	207.8	498.6	329.2	332.0	184.2

	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile
Total volume of trading transactions					
Outside customers	215.3	265.8	356.7	486.2	217.1
Inter-segment	22.8	10.7	16.0	7.8	2.0
Total	238.2	276.5	372.7	494.0	219.1
Gross trading profit	11.8	14.7	19.1	28.8	14.6
Segment net income (loss)	-10.6	1.3	2.8	-7.5	1.1
Segment assets	239.1	175.4	355.8	354.6	171.4

	Development & Construction	Finance & Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
Outside customers	64.1	18.2	159.4	463.9	38.4	4,525.2
Inter-segment	0.3	3.9	12.5	156.1	-270.9	—
Total	64.5	22.1	171.9	620.1	-232.5	4,525.2
Gross trading profit	11.9	3.2	3.0	42.4	-4.5	220.4
Segment net income (loss)	-23.3	-0.5	-0.9	-9.0	-20.0	-107.0
Segment assets	401.7	439.0	156.8	594.1	526.5	5,255.2

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions						
Outside customers	186.5	142.8	317.3	365.2	875.5	231.1
Inter-segment	2.3	0.1	1.9	8.9	1.0	26.3
Total	188.8	142.9	319.2	374.0	876.5	257.4
Gross trading profit	22.7	4.2	8.8	28.1	14.9	8.0
Segment net income (loss)	-2.8	3.8	-7.6	-1.2	4.2	1.7
Segment assets	280.0	225.1	561.0	508.2	283.7	204.5

	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile
Total volume of trading transactions					
Outside customers	237.2	274.8	373.0	475.8	241.2
Inter-segment	24.1	16.5	18.0	8.3	2.6
Total	261.4	291.3	391.0	484.1	243.8
Gross trading profit	12.2	15.5	21.5	32.3	14.9
Segment net income (loss)	-0.7	2.7	5.4	5.9	-3.1
Segment assets	244.0	178.3	377.1	344.3	188.5

	Development & Construction	—	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
Outside customers	83.0	—	188.7	495.8	11.4	4,499.5
Inter-segment	0.3	—	12.8	167.0	-290.0	—
Total	83.3	—	201.6	662.9	-278.6	4,499.5
Gross trading profit	13.2	—	5.3	37.2	3.4	242.1
Segment net income (loss)	-3.3	—	0.8	0.3	0.3	6.1
Segment assets	439.2	—	169.7	613.6	771.8	5,389.1

(Note 1) Figures of Finance and Logistics Business for the 1st Half FY00 is included in "Corporate and elimination etc."
(Note 2) Intersegment transactions are generally priced in accordance with the prevailing market prices. Segment P/L is based on the accounting principles generally accepted in Japan, and the difference between US and Japanese GAAP is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for 1st Half FY2001 and FY2000.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	2,975.5	747.8	174.4	245.6	381.8	—	4,525.2
Inter-segment	1,067.3	114.0	16.8	75.5	50.2	-1,323.8	—
Total	4,042.8	861.8	191.3	321.1	432.0	-1,323.8	4,525.2
Segment operating profit (Loss)	-31.0	-0.3	2.1	7.5	3.3	-0.5	-18.8
Segment Assets	2,611.4	494.2	257.2	195.4	125.8	-169.2	3,514.9
Other Assets							1,740.3
Total Assets							5,255.2

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	3,126.4	626.3	156.7	278.8	311.2	—	4,499.5
Inter-segment	1,100.6	123.5	19.2	71.6	38.6	-1,353.5	—
Total	4,227.0	749.8	175.9	350.4	349.8	-1,353.5	4,499.5
Segment operating profit (Loss)	10.7	5.0	2.8	6.9	2.7	0.9	28.9
Segment Assets	2,796.1	395.5	262.5	200.7	143.9	-226.4	3,572.3
Other Assets							1,816.8
Total Assets							5,389.1

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... Singapore, China
   (4) Others .... Latin America, Africa

3. Other assets which are not included in the segments are mainly cash and time deposits, marketable securities, and investment securities. Intersegment transactions are generally priced in accordance with the prevailing market prices.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	North America	Europe	Asia・Oceania	Other	Total
Total volume of overseas transactions	788.3	219.2	718.9	386.3	2,112.7
Total volume of consolidated transactions					4,525.2
Ratio of overseas transactions (%)	17.4	4.8	15.9	8.6	46.7

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Other	Total
Total volume of overseas transactions	647.2	214.7	637.1	401.1	1,900.2
Total volume of consolidated transactions					4,499.5
Ratio of overseas transactions (%)	14.4	4.8	14.2	8.8	42.2

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... China, Indonesia,
   (4) Others .... Africa, Latin America
3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

9. Major Exposure to Country Risks

As of End September 2001, Consolidated basis

(millions of US dollars)

Country	Deferred Payment	Investment	Guaranty	Loan	Gross	Net
China	77	188	253	329	847	670

South East Asia

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Indonesia	4	408	348	1,440	2,199	1,581
Philippines	2	246	77	185	511	496
Thailand	4	205	181	30	420	420
Total	10	859	606	1,655	3,131	2,498

Latin America

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Brazil	51	20	218	268	559	493
Mexico	2	12	85	251	350	350
Argentina	18	8	-	22	48	48
Total	71	41	304	541	957	891

South Asia

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Pakistan	7	5	37	111	161	161
India	3	69	-	20	92	92
Total	10	75	37	131	253	253

Others

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Turkey	17	4	7	173	201	201
Nigeria	51	-	-	139	190	178
Russia	39	24	-	37	100	96
Total	107	29	7	349	491	475

- Risk exposure of SPC is included in the countries where actual investments are made.
- 'Net' means 'Gross' minus hedged amount covered by trade insurance and/or collateral located in the third country and etc.
- Loans are composed of short-term loan receivables, rescheduled receivables and bond receivables, in addition to long-term loan receivables (including current portion).
- Short-term account receivables (Trade account receivables etc.) are not included in the above.

10. Outstanding Balance of Investment and Loan and Major Investments (Non-consolidated)

(billions of yen)

	Sep-01	Mar-01	Variance
Outstanding balance of investment and loan	1,187	1,156	+31
Domestic (%)	39%	40%	-1%
Overseas (%)	61%	60%	1%

Major investments

Clarity OpNext Holdings I ¥16 bn

[Investment to a manufacturing and sales company of optical component products]

Yukijirushi Access, Inc. ¥3 bn

[Investment to a general food distributor]

11. Outline of Financial Results of Major Overseas Corporate Subsidiaries

(billions of yen)

	1st Half FY01 Net Income	1st Half FY00 Net Income	Variance	FY01(pros.)
Marubeni America Corporation	-5.0	2.4	-7.5	-9.0
Marubeni Europe p.l.c.	-2.8	-0.1	-2.7	-3.9
Marubeni Hong Kong & South China Ltd.	0.1	-0.3	0.3	0.1

Marubeni America Corporation :

Net income decreased 7.5 billion yen to –5.0 billion yen, due to slumps of associated companies in Textile.

Marubeni Europe p.l.c. :

Net income decreased 2.7 billion yen to –2.8 billion yen, due to allowance for doubtful receivables related to specified countries.

Marubeni Hong Kong & South China Ltd. :

Net income increased 0.3 billion yen to 0.1 billion yen, due to improvement in Chemicals.

12. Outstanding Balance of Real Estate for Sale

Consolidated and non-consolidated outstanding balance of real estate for sale at the end of the term, are as below.

(bilions of yen)

	Sep-01	Mar-01	Variance
Consolidated	140	145	-5
Non-consolidated	118	124	-5

13. Disposition of Employees (Non-consolidated basis)

①By Office Location

	April 2000	October 2000	April 2001	October 2001	
					Variance from April 2001
Head Office	2,529	2,445	2,178	1,987	-191
Domestic branches	367	344	301	231	-70
Domestic group firms	1,237	1,185	1,311	1,275	-36
Overseas branches and corporate subs.	918	904	862	764	-98
Total	5,051	4,878	4,652	4,257	-395

②By Division

	April 2000	October 2000	April 2001	October 2001	
					Variance from April 2001
Machinery Accounting*1	94	85	43	43	0
IT Business *1	248	252	281	275	-6
Utility & Infrastructure *1	178	180	190	190	0
Plant & Ship *1	266	237	222	193	-29
Transportation & Industrial Machinery *1	324	301	288	267	-21
Energy	203	202	202	200	-2
Metals Administration *2	38	31	0	0	0
Metals & Mineral Resources *2	168	165	149	142	-7
Iron & Steel *2	315	302	290	100	-190
Agri-Marine Products	274	270	279	267	-12
Chemicals	304	305	293	288	-5
Forest Products & General Merchandise	277	273	265	258	-7
Development & Construction	154	152	164	165	1
Textile	331	325	311	301	-10
Finance & Logistics Business	0	0	133	124	-9
Business Incubation	0	0	8	8	0
Corporate Staff, Others	699	684	475	462	-13
Total Core Staff	3,873	3,764	3,593	3,283	-310
Assistant Staff, others	1,178	1,114	1,059	974	-85
Total	5,051	4,878	4,652	4,257	-395

*1 Since April 2001, administrative staffs have been transferred to 4 Machinery divisions.

*2 Since April 2001, administrative staffs have been transferred to 2 Metal divisions.

<Transition of Core Staffs Overseas>

	April 2000	October 2000	April 2001	October 2001	
					Variance from April 2001
North America	197	203	190	167	-23
Europe	157	147	141	126	-15
Asia	409	396	385	336	-49
Latin America	60	59	53	48	-5
Others	95	99	93	87	-6
Total	918	904	862	764	-98

③Future Plans of Employment

・Plan for employment of core staff : around 50 employees

・Prospected number of staff as of April 2002 approx. 4,200 employees

14. Marketable Securities and Derivative Instruments

Marubeni Corporation

1) Marketable Equity Securities and Debt Securities

Available-for-sale securities (billions of yen)

	September 30, 2001				March 31, 2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Corporate bonds	58.7	0.2	-1.4	57.5	70.5	1.2	-0.5	71.2
Other debt securities	4.2	—	—	4.2	0.1	—	—	0.1
Total debt securities	62.9	0.2	-1.4	61.7	70.7	1.2	-0.5	71.4
Marketable equity securities	—	—	—	—	—	—	—	—
Total	62.9	0.2	-1.4	61.7	70.7	1.2	-0.5	71.4
Non-current:								
Corporate bonds	49.8	1.2	-0.7	50.2	75.1	1.4	-21.0	55.5
Other debt securities	0.0	—	—	0.0	1.3	0.2	—	1.5
Total debt securities	49.8	1.2	-0.7	50.3	76.4	1.6	-21.0	57.0
Marketable equity securities	145.4	32.3	-11.4	166.4	204.5	43.9	-44.0	204.4
Total	195.3	33.5	-12.1	216.6	280.8	45.6	-65.0	261.4

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices.
The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (billions of yen)

	September 30, 2001				March 31, 2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Corporate bonds	57.1	0.2	-1.4	55.9	15.6	0.2	—	15.9
Other debt securities	—	—	—	—	0.0	—	—	0.0
Total	57.1	0.2	-1.4	55.9	15.7	0.2	—	15.9
Non-current:								
Corporate bonds	85.1	0.2	-2.3	83.1	132.0	0.6	-2.6	130.1
Other debt securities	—	—	—	—	0.4	—	—	0.4
Total	85.1	0.2	-2.3	83.1	132.4	0.6	-2.6	130.4

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.

*In addition to the securities listed above, the Company held trading securities of 0.5 billion yen and 0.4 billion yen as of September 30, 2001 and March 31, 2001, respectively. The net unrealized holding loss and gain on trading securities included in earnings for this interim consolidated accounting period and the same period of last year amounted to 36 million yen (loss) and 1,774 million yen (loss), respectively.

2) Derivative Instruments

Interest rate swaps, foreign exchange contracts, and commodity futures, forward with hedging purpose (billions of yen)

	September 30, 2001		March 31, 2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Interest rate swaps	48.0	48.0	-0.4	53.2
Foreign exchange contracts	2.7	2.7	0.2	0.7
Commodity futures, forwards	-1.3	-1.3	0.3	0.5

*Above interest rate swaps include interest/currency swaps.

*Effective April 1, 2001, the Company adopts Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities (partially amended by Statement No.138)"
SFAS 133 requires the Companies to recognize all derivatives on the balance sheet at fair value.
Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either to be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Reference

November 15, 2001

Summary of Consolidated Financial Statements for 1st Half FY2001
(US GAAP basis)

Company name : Marubeni Corporation　　Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter address : Osaka

Enquiries : (Tokyo) Title　Deputy General Manager, Corporate Communications Dept.
Name　WATANABE, Shinya　TEL(03)3282-4802
(Osaka) Title　Assistant General Manager, Osaka Administration Dept.
Name　Ueda Yoshiki　TEL(06)6266-2485

Date of Director meeting for 1st Half FY2001 Financial Results : November 15, 2001
Adoption of US GAAP? : Yes

1. Consolidated financial results for 1st Half FY2001(April 1, 2001 - September 30, 2001)

(1)Consolidated statements of income

	Total volume of trading transactions		Operating profit (loss)		Income before income taxes & equity in earnings (losses) of affiliated companies	
	(billions of yen)	(%)	(billions of yen)	(%)	(billions of yen)	(%)
1st Half FY01	4,525	0.6	-19	-	- 159	-
1st Half FY00	4,499	-4.0	29	13.0	9	41.9
FY00 year end	9,437		41		7	

	Interim Net income (loss)		Interim Net income (loss) per share	Interim Net income per share on diluted basis
	(billions of yen)	(%)	(yen)	(yen)
1st Half FY01	-107	-	-71.62	-
1st Half FY00	6	84.1	4.10	3.86
FY00 year end	15		10.06	9.40

(Note) ①Equity in earnings-net
Interim for FY01 : -9 billion yen　Interim for FY00 : 10 billion yen　Year end for FY00 : 17 billion yen
②Average number of outstanding shares for the term (consolidated basis)
Interim for FY01 : 1,494,018,434　Interim for FY00 : 1,494,017,966　Year end for FY00 : 1,494,018,855
③Any changes of accounting method? No
④Percentage figures for total volume of trading transactions, operating profit, income before income taxes and equity in earnings, and interim net income represents the change from the previous year

(2)Consolidated financial position information

	Total assets	Shareholders' equity	Shareholders' equity/ Total assets	Shareholders' equity per share
	(billions of yen)	(billions of yen)	(%)	(yen)
1st Half FY01	5,255	271	5.2	181.16
1st Half FY00	5,389	309	5.7	207.12
FY00 year end	5,321	342	6.4	229.11

(Note)　Number of outstanding shares for the term (consolidated basis)
Interim for FY01 : 1,494,019,553　Interim for FY00 : 1,494,019,089　Year end for FY00 : 1,494,017,315

(3)Consolidated cash flow information　(billions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financial activities	Cash and cash equivalents at end of the term
1st Half FY01	50	-31	33	385
1st Half FY00	126	53	-268	317
FY00 year end	179	188	-456	330

(4)Total number of consolidated subsidiaries and affiliated companies
Subsidiaries : 401　Affiliated companies accounted for by equity method : 182

(5)Increase/decrease of consolidated subsidiaries and affiliated companies
Subsidiaries (Newly included) 8 (Excluded) 19　Affiliated companies (Newly included) 6 (Excluded) 10

2. Forecast of consolidated financial results for FY2001 (April 1, 2001 - March 31, 2002)

(billions of yen)

	Total volume of trading transactions	Net income
Year End	9,000	-105

(*)Forecast of Net income (loss) per share -70.28 yen

Business Group

The major activities of our business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.
We classify these businesses into 13 products divisions, domestic branches & offices, and overseas corporate subsidiaries & branches as the operating segments. From FY2001, Finance & Logistics Business Division was created and added.
Below are our products and services and some of our major group firms by operating segments.

Division	Contents of products and services	Major group firms	
IT Business	Both in domestic and overseas, operating IT related businesses, like various types of IP network infrastructure, overseas data communication plant, mobile telephone, retail and wholesale of PC hardware and software, medical and healthcare, broadcasting by BS/CS etc. and ASP/ISP	Subsidiaries	Kanto Electronics Corporation(*), Marubeni Telecom Co., Ltd., Vectant, Inc.
		Affiliated companies	Sofmap Co., Ltd.
Utility and Infrastructure	Both in domestic and overseas, developing and operating utility, water, and waste treatment, etc. as a privatization business / contracting construction, machinery setting and supplying in infrastructure projects such as railways, airports, ports, and bridges	Subsidiaries	Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.
		Affiliated companies	Tapal Energies Limited, Uni-Mar Enerji Yatirimlari A.S.
Plant and Ship	Both in domestic and overseas, handling the construction and supply of plants / participating in project investment / supply and lease of cargo ships and tankers etc. / owning and operating ships	Subsidiaries	Marubeni Tekmatex Corporation, Royal Maritime Corporation
		Affiliated companies	Kaji Technology Corporation, Pt. Chandra Asri
Transportation and Industrial Machinery	Both in domestic and overseas, export, import, and domestic sales of vehicles, construction machinery, agro-industrial machinery, production machinery, environmental and industrial machinery, aircraft, defense equipment, and space-related equipment	Subsidiaries	Marubeni Aerospace Corporation, Marubeni Auto & Construction Machinery (America),Inc
		Affiliated companies	Kubota Europe S.A., Unipres U.S.A. Inc.
Energy	Both in domestic and overseas, handling various forms of energy, including oil, gas, nuclear fuel and coal for power generation / participating in all aspects of energy distribution, ranging from such upstream areas as natural resources development to such dowwnstream businesses as service stations	Subsidiaries	Marubeni Energy Corporation, MIECO Inc., Marubeni International Petroleum (Singapore)
		Affiliated companies	Shenzhen Sino-Benny LPG Co., Ltd.
Metals and Mineral Resources	Both in domestic and overseas, manufacturing, processing, and sales of nonferrous metals / overseas development and trading of raw materials of steel and nonferrous metals	Subsidiaries	Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminum Australia Pty. Ltd.
		Affiliated companies	Toyo-Memory Technology Sdn. Bhd.
Iron and Steel	Both in domestic and overseas, trading, manufacturing, processing, and sales of steel products / aggressively engaging e-commerce business as well	Subsidiaries	Marubeni Steel Trade Corporation, Marubeni Special Steel Corp., Marubeni Steel Structural Materials Inc.
		Affiliated companies	Marubeni Construction Material Lease Co., Ltd. Thai Cold Rolled Steel Sheet P.C.L.
Chemicals	Both for domestic and overseas chemical industry, trading from primary materials to products of advanced technology such as IT, bio-industry / deversified and value-creating business operation in electronics-related material, retail, natural resources development, and enviroment.	Subsidiaries	Marubeni Plax Corporation, Marubeni Chemix Corporation
		Affiliated companies	Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited
Forest Products and General Merchandise	Both in domestic and overseas, sales of rubber products, footwear, and housing material / operating leisure facilities, manufacturing and sales of pulp and paper, and participating in afforestation	Subsidiaries	Marubeni Pulp & Paper Sales Co.,Ltd.,Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.
		Affiliated companies	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.
Agri-Marine Products	Both in domestic and overseas, involving in all aspects of the food business, including agri-marine products, processed foods and beverages, materials for foods and beverages, feed and fertilizer	Subsidiaries	Benirei Corporation, Pacific Grain Terminal Ltd., Cia. Iguaçu de Café Solúvel
		Affiliated companies	Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd.
Textile	Integration from textile materials to apparel / Both in domestic and overseas, procurement and production of apparel material / Planning and proposal of apparel material and living products / Offering distribution services	Subsidiaries	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Textile Asia Ltd.
		Affiliated companies	Erawan Textile Co., Ltd.
Development and Construction	Development of condominiums in Japan, and development and lease of sports facilities and commercial buildings, while operating internationally as a general area developer	Subsidiaries	Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service
		Affiliated companies	Tipness Limited, Koshigaya Community Plaza Corporation
Finance & Logistics Business	Both in domestic and overseas, investment finance, nonbanking, and insurance businesses/ investment in logistics infrastructure, forwarding, and third party logistics improving the efficiency of distribution systems in SCM	Subsidiaries	Marubeni General Leasing Corporation, Marubeni Logistics Corporation, Marubeni International Finance p.l.c.
		Affiliated companies	Eastern Sea Laem Chabang Terminal Co.,Ltd.
Domestic branches and offices	Sales of various types of products and the related business activities	Subsidiaries	IMT Corporation
		Affiliated companies	Bansei Kouki Co.,Ltd
Overseas corporate subsidiaries and branches	Sales of various types of products and the related business activities	Overseas corporate subsidiaries	Marubeni America Corporation, Marubeni Europe P. L. C. , Marubeni Hong Kong and South China Ltd.
		Subsidiaries	Helena Chemical Company
		Affiliated companies	ATC Inc.
Corporate and administration etc.	Financial services and group finance	Subsidiaries	Marubeni Finance Corporation, Marubeni Management Resources Corp.
		Affiliated companies	Fuyo General Lease Co., Ltd.

(*)Domestic listed subsidiaries: Kanto Electronics Corporation (Tokyo Stock Exchange Section 2, Name changed to Marubeni Infotec Corporation, from October 1, 2001.)

Management Policy and Financial Results for 1st Half FY2001

Marubeni Corporation

1. Management Policy

(1) Basic Management Policy and Managerial Tasks

Marubeni (the "Company") has launched a two-year management plan named '@ction 21' in April 2001, to pursue our management philosophy of becoming a value-creating company that contributes to the world's economic prosperity through our competitive position as a globally networked company. The plan sets the following as the bases of management policy; "Reallocation of management resources", "Realization of sufficient returns corresponding to risks", and "Business expansion leveraged by advanced trading house functions". However, current business environments have considerably worsened from last year-end when we prepared '@ction 21'. On the other hand, we have reached an agreement on financial restructuring plan for PT Chandra Asri, which has been the biggest pending issue for Marubeni. Therefore, keeping the basic management policy of '@ction 21', the Company has revised the management plan and framed '@ction 21 "A" PLAN', in order to make a quick response to, and to challenge the drastically changing business environments. According to the revised management plan, the Company recognized one-time losses on marketable securities, notes and accounts receivables, investments, non-current assets or others, along with the acceleration of restructuring of loss-making firms. It is aiming to respond to the assumption of further worsened economic environments, and to sweep off the possibilities of escalation of potential losses.

It resulted in considerable write-off for the 1st Half FY2001, however the Company is committed to make all the effort for the substantial improvement in earnings and for the enlargement of shareholders' equity in and after FY2002.

Execution Plan <Business activities>

The Company concentrates management resources on the 4 areas : Natural resources & Utility services, Raw materials & Finished goods, Retail & Services, and IT business. We will aim to strengthen our earning power, through reinforcing competitiveness in each field.

Also, the Company established Finance & Logistics Business Division which expands our financial, logistics and insurance functions, as well as Business Incubation Department, which cultivates new technology related business, in April of 2001.

In addition, we have established Marubeni-Itochu Steel Inc. (MISI) for the purpose of strengthening our competitiveness in the iron & steel product field. MISI started its business operations in October 2001.

Execution Plans <Management System>

For reallocation of management resources, the Company has adopted 'Balance Sheet Management System' since April 2001, which sets upper limit of net interest-bearing debt and consolidated fixed assets of each business division as well as in the whole company. Also, we have introduced a new management driver 'PATRAC' (Profit After Tax less Risk Asset Cost) to quantify returns corresponding to risks.

In addition, the Company introduced 'Executive Officer System' aiming further reinforcement of business operations.

(2) Basic Policy Regarding the Appropriation of Retained Earnings

We recognize that one of the most important responsibilities for business entities is to continue to pay dividends to shareholders, as well as to enlarge shareholders' equity and to improve ROE. However, the Company has decided to forgo the payment of the interim dividends for 1st Half FY2001, from the viewpoint of giving first priority to maintain shareholders' equity that has been damaged by the considerable write-off for the 1st Half FY2001, and predetermined not to pay the fiscal-year-end dividends for FY2001 caused by the above-mentioned one-time losses.

2. Financial Results

(1) Outline for 1st Half FY2001

<Business Environment>

U.S. economy became obviously sluggish and European economy showed a slowdown during the first half of FY2001, while Asian economies were generally powerless.
In the U.S., personal consumption was relatively stable thanks to the interest rate cut and the tax reduction. However, corporate earnings were worsened mainly due to the decreased demand for IT-related products, then the employment adjustment started on the full-scale. Besides, equipment investments were considerably decreased. While the growth of domestic demand became entirely dull in this way, the terrorist attack on September 11th occurred. The attack adversely influenced the mind of consumers and enterprises.
In Europe, personal consumption was stable, but equipment investments changed to be decreased. At the same time, exports sharply declined due to a slowdown of the global demands.
In Asia, economy of Singapore and Taiwan decelerated, because they highly relied on the exports of IT-related products. Also, in Korea and ASEAN countries, production and exports were decreased, and expansion pace became notably slow. In China, the financial stimulating measures and stable personal consumption supported the economy. However, in the middle of the year, exports found it hard to grow, and the growth ratio gradually became low.
In Russia, the economy was relatively in good mood thanks to increased personal consumption. In Central America, expansion pace became slow mainly due to a decrease in exports.
In Japan, production and exports sharply declined mainly in IT related business. Also, equipment investments changed to a cut-down. Corporate earnings reached the ceiling, and the more severe employment situation emerged with jobless rate of 5% at record-high. Furthermore, personal consumption was at a low level, as IT-related products market such as PC's or mobile telephones became matured. In this way, both corporate and domestic sectors got worse, and economic prospects became extremely uncertain. Bank of Japan attempted further monetary ease, cutting official discount rate and carrying out the quantitative alleviating measures to supply large amount of money into the market. However, it has not resulted in the recovery of real economy.
As for international balance of payments, the decrease in exports was larger than the decrease in import. As a result, current account surplus has been rapidly reduced.

<Consolidated Financial Results>

The summary of consolidated financial results for the 1st Half FY2001 is as follows:

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	
			Amount	%
Total volume of trading transactions	4,525	4,499	26	0.6%
Gross trading profit	220	242	-22	-9.0%
Operating profit (loss)	-19	29	-48	-
Income (loss) before income taxes and equity in earnings	-159	9	-168	-
Net income (loss)	-107	6	-113	-

Total volume of trading transactions for this term increased 0.6% to 4.5 trillion yen.

Total volume of trading transactions by type are as follows:

Domestic transactions declined 8.5%, because of a reduction in Machinery, Textile, Metals and others.
Export Transactions increased 7.0%, thanks to an increase in Machinery.
Import Transactions declined 4.1%, because of an decrease in Energy, Metals, General merchandise and others.
Offshore Transactions increased 13.0% owing to an increase in Energy, although there was a decrease in Machinery.

Total volume of trading transactions, gross trading profit and business summary by operating segment are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	1st half FY01	1st half FY00	Variance	1st half FY01	1st half FY00	Variance
IT Business	221	189	32	16.7	22.7	-6.0
Utility and Infrastructure	161	143	18	8.0	4.2	3.7
Plant and Ship	238	319	-82	4.5	8.8	-4.3
Transportation and Industrial Machinery	322	374	-53	22.6	28.1	-5.5
Energy	1,095	877	218	15.8	14.9	0.9
Metals and Mineral Resources	243	257	-15	7.9	8.0	-0.1
Iron and Steel	238	261	-23	11.8	12.2	-0.4
Chemicals	277	291	-15	14.7	15.5	-0.8
Forest Products and General Mdse	373	391	-18	19.1	21.5	-2.4
Agri-Marine Products	494	484	10	28.8	32.3	-3.5
Textile	219	244	-25	14.6	14.9	-0.4
Development and Construction	65	83	-19	11.9	13.2	-1.3
Finance and Logistics Business	22	-	22	3.2	-	3.2
Domestic Branches and Offices	172	202	-30	3.0	5.3	-2.2
Overseas Corporate Subsidiaries and Branches	620	663	-43	42.4	37.2	5.2
Corporate and Elimination etc.	-233	-279	46	-4.5	3.4	-7.8
Consolidated	4,525	4,500	26	220.4	242.1	-21.7

IT Business: Total volume of trading transactions increased 32.1 billion yen, or 17.0% due to an increase in communication system business for Asia, but gross trading profit decreased 6.0 billion yen, or 26.5%, due to a rise in cost of goods sold such as depreciation expenses.
Utility and Infrastructure: Total volume of trading transactions increased 18.0 billion yen, or 12.6%, due to an increase in railroad projects for Taiwan and Venezuela, and electric power plant for Nigeria and Vietnam. Consequently, gross trading profit increased 3.7 billion yen, or 88.3%.
Plant and Ship: Total volume of trading transactions declined 81.5 billion yen, or 25.5%, due to a decrease in industrial plant related transaction for China, and energy and chemical plant transaction for Central and South America and Africa. Consequently, gross trading profit went down 4.3 billion yen, or 48.9%.
Transportation and Industrial Machinery: Total volume of trading transactions declined 52.5 billion yen, or 14.0%, mainly due to a decrease in trade of construction machinery in North America. Consequently, gross trading profit went down 5.5 billion yen, or 19.5%.
Energy: Total volume of trading transactions increased 218.3 billion yen, or 24.9%, thanks to an increase in overseas transactions backed by the stable prices of crude oil. Gross trading profit increased 0.9 billion

yen, or 6.4%, mainly owing to an increase in overseas transactions in oil and gas field development.
Metals and Mineral Resources: Total volume of trading transactions decreased 14.5 billion yen, or 5.7%, due to a decrease in domestic transactions of raw materials, as well as nonferrous metals and electronics-related materials, an increase in aluminum notwithstanding. Gross trading profit slightly went down 0.1 billion yen, or 0.8%.
Iron and Steel: Total volume of trading transactions decreased 23.2 billion yen, or 8.9%, due to a decrease in domestic transactions mainly in steel sheets and construction materials. Gross trading profit went down 0.4 billion yen, or 2.9%.
Chemicals: Total volume of trading transactions decreased 14.8 billion yen, or 5.1%, due to a low commodity market price of organic chemicals and electronics-related materials. Gross trading profit went down 0.8 billion yen, or 5.0%, mainly due to a low commodity market price of organic chemicals, an increase in agricultural chemicals and vinyl chloride notwithstanding.
Forest Products and General Merchandise: Total volume of trading transactions declined 18.3 billion yen, or 4.7%, mainly due to low prices of paper–related products. Gross trading profit declined 2.4 billion yen, or 11.2%, mainly because of weakening of pulp price, decrease in margin spread of paper trading and falling market of log and plywood.
Agri-Marine Products: Total volume of trading transactions increased 9.9 billion yen, or 2.0%, due to an increase in domestic transactions. Gross trading profit declined 3.5 billion yen, or 10.9%, because of decline of profit caused by falling commodity price.
Textile: Total volume of trading transactions declined 24.7 billion yen, or 10.1%, mainly due to cutting off low profit transactions and slumping market in domestic and offshore transactions, an increase in import trading of apparel caused by tightening relations with national chain stores notwithstanding. Gross trading profit went down 0.4 billion yen, or 2.5%.
Development and Construction: Total volume of trading transactions declined 18.8 billion yen, or 22.6%, due to a decrease in units of sold condominiums and a decline in sales price. Gross trading profit decreased 1.3 billion yen, or 10.1%.
Finance & Logistics Business: Total volume of trading transactions was 22.1 billion yen, and gross trading profit was 3.2 billion yen.
Domestic branches and offices: Total volume of transactions declined 29.7 billion yen, or 14.7% because of a decline in domestic transactions of textile, and gross trading profit decreased 2.2 billion yen, or 42.3%.
Overseas corporate subsidiaries and branches: Total volume of transactions declined 42.8 billion yen, or 6.5%, and gross trading profit increased 5.2 billion yen, or 14.0% due to an increase in the US.

Consequently, gross trading profit decreased 21.7 billion yen, or 9.0% to 220.4 billion yen.
Operating profit went down 47.7 billion yen to -18.8 billion yen, due to an increase of allowance for doubtful accounts.

Income before income taxes and equity in earnings went down 167.7 billion yen to –158.8 billion yen, due to losses on investment securities and on fixed assets on top of a decrease in operating profit.
Income before equity in earnings decreased 94.4 billion yen, to –98.0 billion yen after the adoption of tax effect accounting.

Net income went down by 113.1billion yen, to –107.0 billion yen, because of an decrease in equity in earnings of affiliated companies by 18.7 billion yen.

The summary of balance sheets as of the end of September 2001 is as follows:

(billions of yen)

	Sept. 30 2001	Mar. 31 2001	Variance
Consolidated total assets	5,255	5,321	-65
Consolidated shareholders' equity	271	342	-72
Consolidated interest-bearing debt	3,512	3,428	83
Consolidated interest-bearing debt net of Cash and cash equivalents, and Time deposits	3,120	3,090	30

Consolidated total assets decreased 65.4 billion yen to 5,255.2 billion yen, mainly in trade receivables, investment securities, other investments and long-term receivables, as a result of acceleration of withdrawal from low profit transactions and liquidation and disposal of group firms. Consolidated interest-bearing debt increased 83.1 billion yen to 3,511.5 billion yen due to an increase in cash and cash equivalents and changes of accounting standard. Consolidated interest-bearing debt net of Cash and cash equivalents and Time deposits increased 30.4 billion yen to 3,120.3 billion yen. Consolidated shareholders' equity decreased 71.6 billion yen to 270.7 billion yen. As a result, net debt-to-equity ratio turned adverse by 2.50 points to 11.53 times.

As for cash flow, net cash provided by operating activities was 50.0 billion yen (increase), net cash used by investing activities was –31.3 billion yen (decrease), and net cash provided in financing activities was 33.2 billion yen (increase). As a result, cash and cash equivalents at the end of the 1st half of this year increased 55.6 billion yen to 385.4 billion yen.

<Non-consolidated Financial Results>

The summary of non-consolidated financial results for the 1st Half FY01 is as follows:

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	
			Amount	%
Total volume of trading transactions	3,571	3,801	-230	-6.0%
Gross trading profit	62	76	-14	-18.6%
Operating profit	1	12	-11	-91.6%
Income before taxes and equity in earnings	11	32	-21	-64.3%
Net income	-167	3	-170	—

Total volume of trading transactions for the 1st Half FY01 declined 6.0% to 3,571.4 billion yen.

Domestic transactions declined 9.2%, because of a decrease of General merchandise, Metals, and Textiles.
Export transactions declined 8.0%, due to a decrease mainly in Machinery.
Import transactions declined 4.5%, because of a reduction in Energy and Metals.
Offshore transactions declined 1.7%, due to a decrease mainly in Chemicals.

Total volume of trading transactions, gross trading profit and business summary by segments are as follows:

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	1st Half FY01	1st Half FY00	Variance	1st Half FY01	1st Half FY00	Variance
IT Business	146	122	24	1.7	1.2	0.4
Utility and Infrastructure	140	130	11	4.6	2.0	2.6
Plant and Ship	145	233	-88	2.7	5.9	-3.2
Transportation and Industrial Machinery	205	287	-82	3.5	5.4	-1.9
Energy	1,074	836	238	3.4	3.4	0
Metals and Mineral Resources	211	215	-4	3.1	4.3	-1.2
Iron and Steel	191	225	-34	5.9	5.9	0
Chemicals	261	398	-137	6.2	7.4	-1.1
Forest Products and General Merchandise	286	337	-51	6.8	8.6	-1.8
Agri-Marine Products	394	436	-42	6.4	8.7	-2.3
Textile	222	229	-8	8.7	8.9	-0.1
Development and Construction	48	71	-22	2.8	2.9	-0.1
Finance & Logistics Business	1	—	1	0.3	—	0.3
Domestic Branches and Offices	238	263	-25	2.8	5.0	-2.2
Overseas Branches	7	17	-10	0.3	0.6	-0.3
Corporate and Administration etc.	2	2	-1	1.8	5.1	-3.2
Total	3,571	3,801	-230	61.9	76.1	-14.1

IT Business: Total volume of trading transactions increased 24.1 billion yen, or 19.8 % due to an increase in communication system business to Asia. Gross trading profit also increased 0.4 billion yen, or 37.9% because of an increase of the transactions.

Utility and Infrastructure: Total volume of trading transactions increased 10.8 billion yen, or 8.4% due to an increase in electric power plant business for Nigeria and Vietnam and in railroad projects for Taiwan and Venezuela. Gross trading profit increased 2.6 billion yen, or 128.1% because of an increase of the transactions.

Plant and Ship: Total volume of trading transactions decreased 87.6 billion yen, or 37.6%, due to a decrease in industrial plant business for China and in energy and chemical plant business for Latin America and Africa. Gross trading profit decreased 3.2 billion yen, or 53.8% because of a decrease of the transactions.

Transportation and Industrial Machinery: Total volume of trading transactions declined 82.3 billion yen, or 28.7% because of a decrease in trading of construction machinery in North America and in offshore trading of automobiles. Gross trading profit decreased 1.9 billion yen, or 35.0% because of a decrease of this trading.

Energy: Total volume of trading transactions improved 237.5 billion yen, or 28.4%, due to an increase in trading quantity. Gross trading profit remained the same level as last year, because of an increase in dealing of crude oil and a decrease in natural resource development.

Metals and Mineral Resources: Total volume of trading transactions went down 4.1 billion yen, or 1.9%, due to a decrease mainly in iron ore and ferroalloy. Gross trading profit went down 1.2 billion yen, or 27.4 %, due to a decline in trading in these items and in margin spread of coal trade.

Iron and Steel: Total volume of trading transactions declined 34.2 billion yen, or 15.2% due to a decrease in domestic trading and offshore trading in mainly steel sheets and construction materials. Gross trading profit remained the same level as last year, due to a decline in domestic trading and offshore trading and an increase in export trading of steel pipes.

Chemicals: Total volume of trading transactions decreased 136.6 billion yen, or 34.3%, primarily due to exit from low-profit offshore trading. Gross trading profit went down 1.1 billion yen, or 15.8%, because of slumping market of organic chemicals, an increase in caustic soda, agricultural chemicals and others notwithstanding.

Forest Products and General Merchandise: Total volume of trading transactions declined 50.9 billion yen, or 15.1%, primarily because of slumping paper market. Gross trading profit went down 1.8 billion yen, or 21.2%, due to weakening of pulp price, decrease in margin spread of paper trading and falling market of log and plywood.

Agri-Marine Products: Total volume of trading transactions declined 42.0 billion yen, or 9.6%, mainly due to a decrease in grain trading. Gross trading profit decreased 2.3 billion yen, or 26.2% because of a decrease of this dealing.

Textile: Total volume of trading transactions declined 7.6 billion yen, or 3.4%, due to slumping in domestic and offshore trading and exit from low-profit trading, an increase in import because of strengthening relations with multiunit retailer. Gross trading profit slightly decreased 0.1 billion yen, or 1.4%.

Development and Construction: Total volume of trading transactions went down 22.2 billion yen, or 31.5%, due to a decrease in sale units and price of condominiums and exit from low-profit intermediate trading. Gross trading profit declined 0.1 billion yen, or 4.8%.

Finance & Logistics Business: Total volume of trading transactions was 0.8 billion yen. Gross trading profit was 0.3 billion yen.

Domestic Branches and Offices: Total volume of trading transactions decreased 25.0 billion yen, or 9.5%, mainly due to a decrease in domestic trading of textile. Gross trading profit decreased 2.2 billion yen, or 44.3%.

Overseas Branches: Total volume of trading transactions decreased 9.7 billion yen, or 58.4% primarily because of a decline in machinery and textile trading. Gross trading profit decreased 0.3 billion yen, or 47.4%.

As seen from the above, gross trading profit declined 14.1 billion yen, or 18.6%, to 61.9 billion yen.

Operating profit went down 11.0 billion yen, or 91.6%, to 1.0 billion yen, due to a decrease in gross trading profit. Ordinary income declined 20.3 billion yen, or 64.3%, to 11.3 billion yen, because of decrease in operating profit and non-operating income.
Moreover, 5.7 billion yen of extraordinary gains including 5.6 billion yen gains on sales of investment securities were recorded. On the other hand, extraordinary losses of 256.1 billion yen, such as 128.6 billion yen of provision for doubtful receivables from associated firms and others, 52.3 billion yen of evaluation losses of investment securities and investment in associated firms, 40.8 billion yen of provision for doubtful receivables related to specified countries, 32.8 billion yen of losses from revaluation of fixed assets, were added.

Consequently, loss before income tax was 239.1 billion yen, and interim net loss after tax effects resulted in 167.0 billion yen.

The summary of non-consolidated balance sheet as of the end of September 2001 is as follows:

(billions of yen)

	Sep.30, 2001	Mar.31, 2001	Variance
Total assets	2,970	3,141	-171
Shareholders' equity	262	422	-160
Interest-bearing debt	1,995	1,891	104
Interest-bearing debt net of Cash and Time deposits	1,778	1,719	58

Non-consolidated total assets went down 171.1 billion yen to 2,970.0 billion yen due to a decrease of account receivables.
Non-consolidated interest-bearing debt increased 104.4 billion yen to 1,995.4 billion yen. Non-consolidated interest-bearing debt net of Cash and Time deposits went up 58.2 billion yen to 1,777.6 billion yen.

Non-consolidated shareholders' equity decreased 160.1 billion yen to 261.5 billion yen. As a result, net debt-to-equity ratio became worse 2.72 points to 6.80 times, from 4.08 times as of March 31 of this year.

(2) Restructuring Cost and Gains from Disposal of Assets for the 1st Half FY01

<Restructuring Cost>

(billions of yen)

Breakdown	Consolidated	Non-consolidated
Liquidation and disposal losses related to associated firms	-37	-130
Losses related to investment securities and investment equity securities	-92	-53
Provision for doubtful accounts	-44	-43
Losses related to fixed assets	-27	-33
Total	-199	-258

Consolidated restructuring cost for this 1st Half amounted to 198.5 billion yen. The liquidation and disposal losses related to associated firms are included in evaluation losses on inventories, unrealized losses on fixed-assets, and equity in earnings.

Non-consolidated restructuring cost for this 1st Half summed to 258.0 billion yen. It is booked in special losses, write-offs, and provisions for doubtful accounts.

<Gains from Disposal of Assets>

(billions of yen)

Breakdown	Consolidated	Non-consolidated
Gains from sales of investment securities and investment equity securities and others	10	8
Gains from sales of fixed assets and others	2	0
Total	12	8

For this 1st half, gains from sales of assets on consolidated and non-consolidated basis were 11.8 and 8.3, respectively, which were allocated to the restructuring cost.

(3) Financial Forecast for FY01

Financial forecast for FY01 is not changed from the forecast made on November 8, 2001.

<Consolidated Financial Forecast>

(billions of yen)

	Forecast FY01	Result FY00
Total volume of trading transactions	9,000	9,437
Net income	-105	15

<Non-consolidated Financial Forecast>

(billions of yen)

	Forecast FY01	Result FY00
Total volume of trading transactions	7,200	8,154
Ordinary income	20	55
Net income	-160	4

Breakdown of Consolidated Total Volume of Trading Transactions

Marubeni Corporation

Total Volume of Trading Transaction by Type

(billions of yen)

	1st Half FY01		1st Half FY00		Variance	
		Composition		Composition		Increase/ Decrease
Domestic	1,674.4	37.0%	1,829.5	40.7%	-155.1	- 8.5%
Export	601.0	13.3%	561.8	12.5%	39.2	7.0%
Import	738.1	16.3%	769.8	17.1%	-31.7	- 4.1%
Offshore	1,511.7	33.4%	1,338.4	29.7%	173.4	13.0%
Total	4,525.2	100.0%	4,499.5	100.0%	25.7	0.6%

Total volume of trading transactions by products

(billions of yen)

	1st Half FY01		1st Half FY00		Variance	
		Composition		Composition		Increase/ Decrease
Machinery	1,022.6	22.6%	1,135.8	25.3%	-113.2	- 10.0%
Energy	1,156.7	25.6%	928.3	20.6%	228.5	24.6%
Metals	600.4	13.3%	616.2	13.7%	-15.9	- 2.6%
Chemicals	480.0	10.6%	455.8	10.1%	24.1	5.3%
Forest products and g'mdse	413.5	9.1%	441.0	9.8%	-27.5	- 6.2%
Agri-marine products	524.7	11.6%	536.4	11.9%	-11.7	- 2.2%
Textile	255.1	5.6%	295.0	6.6%	-39.9	- 13.5%
Development & construction	72.2	1.6%	90.9	2.0%	-18.7	- 20.6%
Total	4,525.2	100.0%	4,499.5	100.0%	25.7	0.6%

Consolidated Statements of Income

Marubeni Corporation

Half Years ended September 30, 2001 and 2000

(billions of yen)

	1st Half FY01	1st Half FY00	Variance	Increase/ Decrease
Total volume of trading transactions	4,525.2	4,499.5	25.7	0.6%
Gross trading profit	220.4	242.1	- 21.7	- 9.0%
(ratio)	(4.87%)	(5.38%)		
Expenses:				
Selling, general and administrative expenses	- 199.9	- 199.2	- 0.7	0.3%
Provision for doubtful accounts	- 39.4	- 14.0	- 25.3	180.6%
Total	- 239.3	- 213.2	- 26.0	12.2%
Operating profit (loss)	- 18.8	28.9	- 47.7	-
Other Income (expenses):				
Interest expense, net of interest income	- 15.1	- 14.5	- 0.6	3.9%
Dividends	4.4	3.0	1.4	47.3%
Gain (loss) on investment securities	- 81.8	3.8	- 85.6	-
Gain (loss) on property and equipment	- 41.7	5.2	- 46.9	-
Other -net	- 5.7	- 17.4	11.7	-
Total	- 140.0	- 20.0	- 119.9	-
Income (loss) before income taxes and equity in losses	- 158.8	8.8	- 167.7	-
Provision for income taxes	60.8	- 12.4	73.2	-
Loss before equity in earnings (losses) of affiliated companies	- 98.0	- 3.6	- 94.4	-
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	- 9.0	9.7	- 18.7	-
Net income (loss)	- 107.0	6.1	- 113.1	-

*The financial statements are on US GAAP basis

Consolidated Balance Sheets

Marubeni Corporation — At September 30, 2001 and March 31, 2001

(billions of yen)

ASSETS		Sep-01	Mar-01	Variance
Current assets:				
Cash and cash equivalents, and Time deposits	(2)	391.2	338.5	52.7
Investment securities		119.2	87.4	31.8
Notes and accounts receivable - trade				
Notes receivable		264.9	294.1	-29.2
Accounts receivable		1,123.7	1,234.0	-110.2
Due from affiliated companies		144.9	145.1	-0.2
Allowance for doubtful accounts		-34.2	-26.8	-7.4
Inventories		493.6	481.2	12.3
Advance payments to suppliers		72.0	76.1	-4.2
Deferred income taxes		30.7	27.9	2.8
Prepaid expenses and other current assets		147.1	115.3	31.8
Total current assets		2,753.1	2,772.8	-19.8
Investments and long-term receivables:				
Affiliated companies		279.7	289.6	-9.8
Securities and other investments		592.5	652.4	-59.9
Notes, loans and accounts receivable - trade		576.1	614.9	-38.9
Allowance for doubtful accounts		-126.9	-102.9	-24.0
Property leased to others, at cost, less accumulated depreciation		285.3	302.2	-16.9
Total investments and long-term receivables		1,606.7	1,756.2	-149.5
Property and equipment, at cost		530.6	532.7	-2.1
Prepaid pension cost		86.6	84.5	2.0
Deferred income taxes		142.3	83.9	58.4
Other assets		135.9	90.5	45.5
Total assets		5,255.2	5,320.6	-65.4

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY		Sep-01	Mar-01	variance
Current liabilities				
Short-term loans		887.4	835.7	51.7
Current portion of long-term debt		503.8	475.8	27.9
Notes and accounts payable - trade				
Notes and acceptances payable		230.6	282.2	-51.6
Accounts payable		779.4	796.8	-17.4
Due to affiliated companies		47.6	48.8	-1.3
Advance payments received from customers		42.5	46.8	-4.3
Income taxes		9.3	9.5	-0.1
Deferred Income taxes		0.8	1.7	-0.9
Accrued expenses and other current liabilities		198.2	227.9	-29.7
Total current liabilities		2,699.6	2,725.2	-25.6
Long-term debt, less current portion		2,224.8	2,193.8	31.0
Employees' retirement benefits		13.1	14.0	-0.9
Deferred income taxes		14.2	14.8	-0.6
Minority interest in consolidated subsidiaries		32.8	30.6	2.3
Shareholders' equity				
Common stock		194.0	194.0	—
Additional paid-in capital		217.0	217.0	0.0
Retained earnings(losses)		-85.3	21.7	-107.0
Accumulated other comprehensive loss	(3)	-55.0	-90.4	35.4
Total shareholders' equity		270.7	342.3	-71.6
Total liabilities and shareholders' equity		5,255.2	5,320.6	-65.4

Note: (1) The financial statements are on US GAAP basis.

	Sep-01	Mar-01	(billions of yen)
(2) Cash and cash equivalents	385.4	329.8	55.6
(3) Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities	9.8	-14.2	24.0
Currency translation adjustments	-64.3	-76.0	11.7
Minimum pension liability adjustment	-0.2	-0.2	0.0
Net unrealized losses on derivatives	-0.3	0	-0.3

(4) The variances in shareholders' equity except for capital transactions are 71.6 billion yen (decrease) for this period.

Consolidated Statements of Changes in Shareholders' Equity

(billions of yen)

	1st Half FY01 (April 2001 - Sept. 2001)		1st Half FY00 (April 2000 - Sept. 2000)		Variance	
Common Stock:						
Balance at beginning of term	194.04		194.04		-	
Conversion of debentures	-		-		-	
Balance at end of term	194.04		194.04		-	
Additional paid-in capital:						
Balance at beginning of term	216.99		216.99		0	
Sales and purchase of treasury	0		0		0	
Conversion of debentures	-		-		-	
Balance at end of term	216.99		216.99		0	
Retained earnings (losses):						
Balance at beginning of term	21.66		6.63		15.04	
Net income (loss)	-107.00	-107.00	6.13	6.13	-113.13	-113.13
Cash dividends	-		-		-	
Balance at the end of term	-85.33		12.76		-98.09	
Accumulated other comprehensive income (losses):						
Balance at beginning of term	-90.40		-93.36		2.96	
Unrealized gains (losses) on investment securities		24.01		-24.45		48.46
Currency translation adjustments, net of reclassification		11.65		3.45		8.20
Minimum pension liability adjustment		-		-		-
Net unrealized gains (losses) on derivative		-0.30		-		-0.30
Other comprehensive income (loss), net of tax	35.36	35.36	-20.99	-20.99	56.35	56.35
Comprehensive gains (losses)		-71.64		-14.86		-56.78
Balance at end of term	-55.04		-114.35		59.31	

*The financial statements are on US GAAP basis.

Consolidated Statements of Cash Flows

Marubeni Corporation

(billions of yen)

	1st Half FY01	1st Half FY00	Variance
Operating activities			
Net Income (losses)	-107	6	-113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	38	36	2
Provision for doubtful accounts	39	14	25
Equity in earnings (losses) of affiliated companies-net (after elimination of dividend income)	12	-8	20
Loss (gain) on investment securities	82	-4	86
Loss (gain) on property and equipment	42	-5	47
Deferred income taxes	-73	0	-73
Changes in operating assets and liabilities:			
Notes and accounts receivable	142	7	135
Inventories	3	10	-6
Advance payments to suppliers and prepaid expenses and other current assets	-4	8	-12
Prepaid pension cost	-2	-	-2
Notes, acceptances and accounts payable	-102	67	-168
Advance payments received from customers and accrued and other current liabilities	-25	-6	-19
Income taxes	1	-11	12
Other	4	12	-8
Net cash provided by operating activities	50	126	-76
Investing activities			
Proceeds from sales and redemptions of securities and other investments	80	131	-52
Purchase of securities and other investments	-95	-75	-20
Proceeds from sales of property and equipment and property leased to others	11	26	-15
Purchase of property and equipment and property leased to others	-40	-46	5
Collection of loans receivable	54	53	1
Loans made to customers	-40	-29	-11
Other	-0	-6	6
Net cash provided by (used in) investing activities	-31	53	-85
Financing activities			
Net increase (decrease) in short-term loans	27	-129	156
Proceeds from long-term debt	353	249	104
Payments of long-term debt	-348	-387	39
Sale (purchase) of treasury stock	0	0	0
Other	1	-1	2
Net cash provided by (used in) financing activities	33	-268	301
Effect of exchange rate changes on cash and cash equivalents	4	1	3
Net increase (decrease) in cash and cash equivalents	56	-88	144
Cash and cash equivalents at beginning of term	330	405	-75
Cash and cash equivalents at end of term	385	317	68

*The financial statements are on US GAAP basis.

The Basic Conditions of Consolidated Balance Sheet

Marubeni Corporation

1. Subsidiaries and affiliated companies accounted for by equity method

① Number of subsidiaries and affiliated companies

	Sep-01	Mar-01	Variance
Subsidiaries	401	412	-11
Affiliated companies	182	186	-4
Total	583	598	-15

② Major Group Firms

Subsidiaries

Overseas 239	Iguaçu de Café Solúvel Marubeni America Corporation Marubeni Europe p.l.c. Marubeni Hong Kong & South China Ltd.(*1) Marubeni International Finance p.l.c.
Domestic 162	Kanto Electronics Corporation(*2) Marubeni Energy Corporation Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Pacific Grain Terminal Ltd.

(*1) Name changed from Marubeni Hong Kong Ltd. since April 1, 2001
(*2) Name changed to Marubeni Infotec Corporation, from October 1, 2001

Affiliated companies

Overseas 125	Shanghai Asahi Electronic Glass Co., Ltd. Dampier Salt Limited Daishowa-Marubeni International Ltd.
Domestic 57	The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marusumi Paper Co.

③ Changes

Subsidiaries

Newly included 8	Marubeni Management Resources Corporation Clarity OpNext Holdings I, LLC SmartestEnergy Ltd. Others 5 companies
Excluded	19 companies

Affiliated companies

Newly included 6	Tipness Co., Ltd. ANT Minerals PTY. LTD. SHANGHAI BAIHONG TRADING Co., Ltd. Others 3 companies
Excluded	10 companies

2. Change of Accounting Principles

Effective April 1 2001, the Company adopts Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138 "Accountning for Derivative Instruments and Hedging Activies (Revision of Standards No.133)".

Interim Net Income per Share

Marubeni Corporation

1st Half FY01 (April 1, 2001 - September 30, 2001)

Items	
Numerator	(billions of yen)
Interim net loss — Numerator for interim basic loss per share	-107
Effect of dilutive securities - Convertible debentures	-
Numerator for interim diluted loss per share	-107
Denominator	(thousands of shares)
Denominator for interim basic loss per share	1,494,018
Effect of dilutive securities - Convertible debentures	-
Denominator for interim diluted loss per share	1,494,018

	(yen)
Interim basic loss per share	-71.62
Interim diluted loss per share	-71.62

1st Half FY00 (April 1, 2000 - September 30, 2000)

Items	
Numerator	(billions of yen)
Interim net income — Numerator for interim basic earnings per share	6.1
Effect of dilutive securities - Convertible debentures	0.2
Numerator for interim diluted earnings per share	6.3
Denominator	(thousands of shares)
Denominator for interim basic earnings per share	1,494,018
Effect of dilutive securities - Convertible debentures	150,504
Denominator for interim diluted earnings per share	1,644,522

	(yen)
Interim basic earnings per share	4.10
Interim diluted earnings per share	3.86

* In the 1st Half FY00, the following convertible debenture had dilution effect;

4th Unsecured convertible debenture issued in September 1986

7th Unsecured convertible debenture issued in September 1988

8th Unsecured convertible debenture issued in November 1996

(1) Information of Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. Effective April 1, 2001, the Company changed its operating segments to 13 segments identified by product, increased from 12 adding Finance & Logistics Business Division, together with domestic branches and overseas branches / corporate subsidiaries.
The information of the operating segments for the 1st Half FY01 and FY00, is as follows.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions						
Outside customers	218.4	160.8	232.3	314.4	1,094.2	219.9
Inter-segment	2.5	0.1	5.4	7.2	0.6	22.9
Total	220.9	160.9	237.7	321.6	1,094.8	242.8
Gross trading profit	16.7	8.0	4.5	22.6	15.8	7.9
Segment net income (loss)	-17.5	3.5	22.7	-5.7	4.2	-2.1
Segment assets	289.0	207.8	498.6	329.2	332.0	184.2

	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile
Total volume of trading transactions					
Outside customers	215.3	265.8	356.7	486.2	217.1
Inter-segment	22.8	10.7	16.0	7.8	2.0
Total	238.2	276.5	372.7	494.0	219.1
Gross trading profit	11.8	14.7	19.1	28.8	14.6
Segment net income (loss)	-10.6	1.3	2.8	-7.5	1.1
Segment assets	239.1	175.4	355.8	354.6	171.4

	Development & Construction	Finance & Logistics Business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
Outside customers	64.1	18.2	159.4	463.9	38.4	4,525.2
Inter-segment	0.3	3.9	12.5	156.1	-270.9	—
Total	64.5	22.1	171.9	620.1	-232.5	4,525.2
Gross trading profit	11.9	3.2	3.0	42.4	-4.5	220.4
Segment net income (loss)	-23.3	-0.5	-0.9	-9.0	-20.0	-107.0
Segment assets	401.7	439.0	156.8	594.1	526.5	5,255.2

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	IT business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions						
Outside customers	186.5	142.8	317.3	365.2	875.5	231.1
Inter-segment	2.3	0.1	1.9	8.9	1.0	26.3
Total	188.8	142.9	319.2	374.0	876.5	257.4
Gross trading profit	22.7	4.2	8.8	28.1	14.9	8.0
Segment net income (loss)	-2.8	3.8	-7.6	-1.2	4.2	1.7
Segment assets	280.0	225.1	561.0	508.2	283.7	204.5

	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile
Total volume of trading transactions					
Outside customers	237.2	274.8	373.0	475.8	241.2
Inter-segment	24.1	16.5	18.0	8.3	2.6
Total	261.4	291.3	391.0	484.1	243.8
Gross trading profit	12.2	15.5	21.5	32.3	14.9
Segment net income (loss)	-0.7	2.7	5.4	5.9	-3.1
Segment assets	244.0	178.3	377.1	344.3	188.5

	Development & Construction	—	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions						
Outside customers	83.0	—	188.7	495.8	11.4	4,499.5
Inter-segment	0.3	—	12.8	167.0	-290.0	—
Total	83.3	—	201.6	662.9	-278.6	4,499.5
Gross trading profit	13.2	—	5.3	37.2	3.4	242.1
Segment net income (loss)	-3.3	—	0.8	0.3	0.3	6.1
Segment assets	439.2	—	169.7	613.6	771.8	5,389.1

(Note 1) Figures of Finance and Logistics Business for the 1st Half FY00 is included in "Corporate and elimination etc."
(Note 2) Intersegment transactions are generally priced in accordance with the prevailing market prices. Segment P/L is based on the accounting principles generally accepted in Japan, and the differnce between US and Japanese GAAP is included in "Corporate and elimination etc".

(2) Information of Geographical Segments

Below are the results of business activities for 1st Half FY2001 and FY2000.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	2,975.5	747.8	174.4	245.6	381.8	—	4,525.2
Inter-segment	1,067.3	114.0	16.8	75.5	50.2	-1,323.8	—
Total	4,042.8	861.8	191.3	321.1	432.0	-1,323.8	4,525.2
Segment operating profit (Loss)	-31.0	-0.3	2.1	7.5	3.3	-0.5	-18.8
Segment Assets	2,611.4	494.2	257.2	195.4	125.8	-169.2	3,514.9
Other Assets							1,740.3
Total Assets							5,255.2

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	Japan	North America	Europe	Asia・Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions							
Outside customers	3,126.4	626.3	156.7	278.8	311.2	—	4,499.5
Inter-segment	1,100.6	123.5	19.2	71.6	38.6	-1,353.5	—
Total	4,227.0	749.8	175.9	350.4	349.8	-1,353.5	4,499.5
Segment operating profit (Loss)	10.7	5.0	2.8	6.9	2.7	0.9	28.9
Segment Assets	2,796.1	395.5	262.5	200.7	143.9	-226.4	3,572.3
Other Assets							1,816.8
Total Assets							5,389.1

(Note) 1. Countries and regions are categorized by geographical classification.

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... Singapore, China
   (4) Others .... Latin America, Africa

3. Other assets which are not included in the segments are mainly cash and time deposits, marketable securities, and investment securities. Intersegment transactions are generally priced in accordance with the prevailing market prices.

(3) Volume of Overseas Trading Transactions

Below is the volume of overseas trading transactions and the ratio of overseas trading transactions against the total.

1st Half FY2001 (April 1, 2001 - September 30, 2001) (billions of yen)

	North America	Europe	Asia・Oceania	Other	Total
Total volume of overseas transactions	788.3	219.2	718.9	386.3	2,112.7
Total volume of consolidated transactions					4,525.2
Ratio of overseas transactions (%)	17.4	4.8	15.9	8.6	46.7

1st Half FY2000 (April 1, 2000 - September 30, 2000) (billions of yen)

	North America	Europe	Asia・Oceania	Other	Total
Total volume of overseas transactions	647.2	214.7	637.1	401.1	1,900.2
Total volume of consolidated transactions					4,499.5
Ratio of overseas transactions (%)	14.4	4.8	14.2	8.8	42.2

(Note) 1. *Countries and regions are categorized by geographical classification.*

2. Major countries or areas that belong to each category:
   (1) North America ....USA, Canada
   (2) Europe .... UK, Belgium
   (3) Asia・Oceania ...... China, Indonesia,
   (4) Others .... Africa, Latin America
3. Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, net of the transaction to Japan.

Marketable Securities and Derivative Instruments

Marubeni Corporation

1) Marketable Equity Securities and Debt Securities

Available-for-sale securities

(billions of yen)

	September 30, 2001				March 31, 2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Corporate bonds	58.7	0.2	-1.4	57.5	70.5	1.2	-0.5	71.2
Other debt securities	4.2	—	—	4.2	0.1	—	—	0.1
Total debt securities	62.9	0.2	-1.4	61.7	70.7	1.2	-0.5	71.4
Marketable equity securities	—	—	—	—	—	—	—	—
Total	62.9	0.2	-1.4	61.7	70.7	1.2	-0.5	71.4
Non-current:								
Corporate bonds	49.8	1.2	-0.7	50.2	75.1	1.4	-21.0	55.5
Other debt securities	0.0	—	—	0.0	1.3	0.2	—	1.5
Total debt securities	49.8	1.2	-0.7	50.3	76.4	1.6	-21.0	57.0
Marketable equity securities	145.4	32.3	-11.4	166.4	204.5	43.9	-44.0	204.4
Total	195.3	33.5	-12.1	216.6	280.8	45.6	-65.0	261.4

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices.
The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss)
in shareholders' equity.

Held-to-maturity securities

(billions of yen)

	September 30, 2001				March 31, 2001			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Current:								
Corporate bonds	57.1	0.2	-1.4	55.9	15.6	0.2	—	15.9
Other debt securities	—	—	—	—	0.0	—	—	0.0
Total	57.1	0.2	-1.4	55.9	15.7	0.2	—	15.9
Non-current:								
Corporate bonds	85.1	0.2	-2.3	83.1	132.0	0.6	-2.6	130.1
Other debt securities	—	—	—	—	0.4	—	—	0.4
Total	85.1	0.2	-2.3	83.1	132.4	0.6	-2.6	130.4

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.

*In addition to the securities listed above, the Company held trading securities of 0.5 billion yen and 0.4 billion yen as of September 30, 2001 and March 31, 2001, respectively. The net unrealized holding loss and gain on trading securities included in earnings for this interim consolidated accounting period and the same period of last year amounted to 36 million yen (loss) and 1,774 million yen (loss), respectively.

2) Derivative Instruments

Interest rate swaps, foreign exchange contracts, and commodity futures, forward with hedging purpose (billions of yen)

	September 30, 2001		March 31, 2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Interest rate swaps	48.0	48.0	-0.4	53.2
Foreign exchange contracts	2.7	2.7	0.2	0.7
Commodity futures, forwards	-1.3	-1.3	0.3	0.5

*Above interest rate swaps include interest/currency swaps.

*Effective April 1, 2001, the Company adopts Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities (partially amended by Statement No.138)"
SFAS 133 requires the Companies to recognize all derivatives on the balance sheet at fair value.
Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either to be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Summary of Consolidated Financial Statements for the 3rd Quarter of FY 2001

(October 1st, 2001 ~ December 31st, 2001)

∗ This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

MARUBENI CORPORATION

February 8, 2002

Summary of Consolidated Financial Results for the 3rd Quarter of FY 2001 (US GAAP basis)

Company name : Marubeni Corporation Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Osaka
Enquiries : Tokyo) Title Deputy General Manager, Corporate Communications Dept.
Name WATANABE, Shinya TEL (03)3282-4802

. Consolidated financial results for the 3rd Quarter of FY 2001 (October 1, 2001 - December 31, 2001) and for 1st - 3rd Quarters of FY 2001 (April 1, 2001 - December 31, 2001)

(Unit: billions of yen)

	3rd Quarter		Variance	1st - 3rd Quarters		Variance
	FY2001	FY2000		FY2001	FY2000	
Total volume of trading transactions	2,030.0	2,076.0	- 46.0	6,655.2	6,575.5	- 20.3
Gross trading profit	107.0	118.8	- 11.8	327.5	360.9	- 33.5
Operating profit	8.8	17.6	- 8.8	-10.0	46.5	- 56.6
Net income	6.2	7.5	- 1.2	-100.8	13.6	- 114.4

(Unit: billions of yen)

	At the end of		Variance	At the end of	Variance
	Dec. 2001	Mar. 2001		Sep. 2001	
Total assets	4,918.3	5,320.6	-402.4	5,255.2	-336.9
Net interest bearing debt (less cash and cash equivalents, and time deposits)	2,999.2	3,089.8	-90.6	3,120.3	-121.1
Shareholders' equity	255.9	342.3	-86.4	270.7	-14.8

(Note 1) The results of the 3rd quarter are not audited by independent public accountants.
(Note 2) Disclosure of quarterly consolidated financial results has started from this fiscal year.
(Note 3) From this fiscal year, the Company applies Statement of Financial Accounting Standards No. 133 "Accounting for derivative instruments and hedging activities" and Statement No. 138 "Accounting for derivative instruments and hedging activities (Revision of Statement No.133)".
(Note 4) Number of subsidiaries: 372 Number of affiliated companies accounted for by equity method: 169

2. An outline of consolidated financial results

Total volume of trading transactions for the 3rd quarter has decreased by 2.2%, from the same period of the previous year, to ¥ 2,030 billion. The main reason for the decrease is the spin-off and integration of steel product businesses into Marubeni-Itochu Steel Inc., which was established on Oct.1, 2001.

Gross trading profit for the period was ¥ 107 billion, a decrease by 9.9%. This decrease is reflecting the above mentioned spin-off of Iron & Steel Division, in addition to a decrease in IT Business Division and Plant & Ship Division, despite an increase in Energy Division and Utility & Infrastructure Division.
Operating profit decreased to ¥ 8.8 billion by 50.1% from the previous year, due to a decrease of gross trading profit.
Net income decreased to ¥ 6.2 billion by 16.5%from the previous year.

Total assets as of December 31, 2001 was ¥4,918.3 billion, down by ¥402.4 billion, or 7.6% and Net interest-bearing debt dropped by ¥90.6 billion, or 2.9%, to ¥2,999.2 billion from the end of March, 2001. The main reason for the decrease is the succession of assets and debt by Marubeni-Itochu Steel Inc., on Oct.1, 2001.

Shareholders' equity decreased by ¥ 86.4 billion, or 25.2%,to ¥255.9 billion. The main reason for the decrease is the execution of @ction21 "A" Plan.

Consolidated Statements of Income (3rd Quarter FY2001)

Marubeni Corporation

(billions of yen)

	3rd Quarter FY2001	3rd Quarter FY2000	Variance	% Change
Total volume of trading transactions	2,030.0	2,076.0	- 46.0	- 2.2%
Gross trading profit	107.0	118.8	- 11.8	- 9.9%
(ratio)	(5.27%)	(5.72%)		
Expenses:				
Selling, general and administrative expenses	- 96.9	- 100.9	3.9	- 3.9%
Provision for doubtful accounts	- 1.3	- 0.3	- 1.0	309.1%
Total	- 98.2	- 101.2	2.9	- 2.9%
Operating profit	8.8	17.6	- 8.8	- 50.1%
Other Income (expenses):				
Interest expense (net of interest income)	- 7.7	- 8.7	1.0	- 11.5%
Dividend income	1.0	1.2	- 0.2	- 18.5%
Gain (loss) on investment securities	0.2	3.5	- 3.3	-
Gain (loss) on property and equipment	- 0.2	- 1.1	0.9	-
Others -net	7.7	0.8	6.9	-
Total	1.0	- 4.4	5.3	-
Income before income taxes and equity in earnings	9.8	13.3	- 3.5	- 26.5%
Provision for income taxes	- 5.0	- 8.3	3.3	- 40.0%
Income before equity in earnings	4.8	5.0	- 0.2	- 4.3%
Equity in earnings of affiliated companies - net (after income tax effects)	1.5	2.5	- 1.0	- 41.3%
Net income	6.2	7.5	- 1.2	- 16.5%

(Note 1) The results of the 3rd Quarter are not audited by independent public accountants.

(Note 2) These financial statements are according to US GAAP.

Consolidated Statements of Income (1st~3rd Quarters FY2001)

Marubeni Corporation

(billions of yen)

	FY01 1st~3rd Quarters	FY00 1st~3rd Quarters	Variance	% Change	**Reference** FY00 (Apr. 00~ Mar. 01)
Total volume of trading transactions	6,555.2	6,575.5	- 20.3	- 0.3%	9,436.9
Gross trading profit	327.5	360.9	- 33.5	- 9.3%	479.8
(ratio)	(5.00%)	(5.49%)			(5.08%)
Expenses:					
Selling, general and administrative expenses	- 296.8	- 300.1	3.2	- 1.1%	- 400.4
Provision for doubtful accounts	- 40.7	- 14.3	- 26.3	183.4%	- 37.9
Total	- 337.5	- 314.4	- 23.1	7.3%	- 438.3
Operating profit (loss)	- 10.0	46.5	- 56.6	-	41.5
Other Income (expenses):					
Interest expense (net of interest income)	- 22.8	- 23.2	0.4	- 1.9%	- 29.5
Dividend income	5.3	4.1	1.2	28.7%	7.7
Gain (loss) on investment securities	- 81.7	7.2	- 88.9	-	2.3
Gain (loss) on property and equipment	- 41.9	4.0	- 46.0	-	3.7
Others -net	2.0	- 16.6	18.6	-	- 19.0
Total	- 139.0	- 24.4	- 114.6	-	- 34.8
Income (loss) before income taxes and equity in earnings (losses)	- 149.1	22.1	- 171.2	-	6.7
Provision for income taxes	55.9	- 20.7	76.5	-	- 8.5
Income (loss) before equity in earnings	- 93.2	1.4	- 94.7	-	- 1.8
Equity in earnings (losses) of affiliated companies - net (after income tax effects)	- 7.5	12.2	- 19.7	-	16.9
Net income (loss)	- 100.8	13.6	- 114.4	-	15.0

(Note 1) The results of the 3rd Quarter are not audited by independent public accountants.

(Note 2) These financial statements are according to US GAAP.

Condensed Consolidated Balance Sheets

Marubeni Corporation

(billions of yen)

ASSETS	At Dec.31,2001	At Mar.31,2001	Variance
Current assets:			
Cash and cash equivalents, and time deposits	348.1	338.5	9.6
Marketable securities	135.6	87.4	48.2
Notes and accounts receivable - trade (less allowance for doubtful accounts)	1,297.0	1,646.3	-349.3
Inventories	454.4	481.2	-26.8
Other current assets	264.8	219.3	45.4
Total current assets	2,500.0	2,772.8	-272.9
Investments and long-term receivables:			
Investments	1,115.7	1,244.1	-128.5
Notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	412.4	512.0	-99.6
Total investments and long-term receivables	1,528.0	1,756.2	-228.1
Property and equipment, less accumulated depreciation	504.2	532.7	-28.5
Other assets	386.1	258.9	127.2
Total assets	4,918.3	5,320.6	-402.4

(billions of yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	At Dec.31,2001	At Mar.31,2001	Variance
Current liabilities			
Short-term loans and current portion of long-term debt	1,345.6	1,311.5	34.1
Notes and accounts payable - trade	866.0	1,127.8	-261.7
Accured and other current liabilities	280.6	285.9	-5.4
Total current liabilities	2,492.2	2,725.2	-233.0
Long-term debt, less current portion	2,113.6	2,193.8	-80.2
Other liabilities	25.1	28.7	-3.6
Minority interest in consolidated subsidiaries	31.5	30.6	0.9
Shareholders' equity			
Common stock	194.0	194.0	—
Additional paid-in capital	217.0	217.0	-0.0
Retained earnings	-79.1	21.7	-100.8
Accumulated other comprehensive losses (Note)			
Net unrealized gains (losses) on investment securities	-4.2	-14.2	10.1
Currency translation adjustments	-71.9	-76.2	4.3
Accumulated other comprehensive losses (Note)	-76.1	-90.4	14.3
Total shareholders' equity	255.9	342.3	-86.4
Total liabilities and shareholders' equity	4,918.3	5,320.6	-402.4

(Note 1) The results of the 3rd Quarter are not audited by independent public accountants.

(Note 2) These financial statements are according to US GAAP.

Segment Information (3rd Quarter of FY2001)

Marubeni Corporation

3rd Quarter of FY2001 (October 1, 2001~December 31, 2001) (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	149.8	55.8	118.6	131.3	603.6	106.0
Gross operating profit	7.9	2.2	1.5	14.0	10.7	3.0
Net income (loss)	-4.5	1.9	-2.8	-0.0	1.8	0.3
Segment assets	293.1	201.9	513.6	315.4	340.1	173.2
	-	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	-	130.8	169.0	215.4	108.8	
Gross operating profit	-	6.9	10.3	17.7	7.7	
Net income (loss)	-	0.0	0.2	2.4	0.6	
Segment assets	-	173.7	354.5	363.7	167.4	
	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	40.0	10.8	50.5	275.9	-136.3	2,030.0
Gross operating profit	7.0	1.6	2.2	14.8	-0.5	107.0
Net income (loss)	-0.0	0.5	0.5	-2.4	7.8	6.2
Segment assets	409.0	430.5	103.1	519.4	559.6	4,918.3

3rd Quarter of FY2000 (October 1, 2000~December 31, 2000) (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	100.8	69.4	80.4	132.3	482.5	123.7
Gross operating profit	11.6	1.1	4.8	13.5	7.8	3.1
Net income (loss)	-2.5	0.7	-3.1	-0.1	1.3	0.7
Segment assets	286.1	230.4	576.2	487.1	305.1	207.1
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	128.6	149.6	202.1	219.9	116.0	
Gross operating profit	6.0	7.3	11.1	17.6	7.7	
Net income (loss)	-0.8	0.7	2.5	1.9	-0.3	
Segment assets	243.8	187.0	382.8	354.5	191.5	
	Development & Construction	–	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	50.3	-	87.0	281.1	-147.7	2,076.0
Gross operating profit	7.7	-	2.6	15.3	1.6	118.8
Net income (loss)	-0.4	-	-0.1	-1.1	8.2	7.5
Segment assets	443.9	-	171.1	589.0	693.1	5,348.6

Variance (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	49.0	-13.6	38.2	-1.0	121.1	-17.7
Gross operating profit	-3.7	1.1	-3.2	0.6	2.9	-0.0
Net income (loss)	-2.1	1.2	0.3	0.1	0.6	-0.4
Segment assets	7.0	-28.4	-62.6	-171.7	35.1	-33.9
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	-128.6	-18.9	-33.1	-4.5	-7.2	
Gross operating profit	-6.0	-0.5	-0.9	0.1	-0.0	
Net income (loss)	0.8	-0.6	-2.4	0.5	0.9	
Segment assets	-243.8	-13.4	-28.3	9.3	-24.1	
	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	-10.3	10.8	-36.4	-5.2	11.4	-46.0
Gross operating profit	-0.7	1.6	-0.4	-0.5	-2.1	-11.8
Net income (loss)	0.4	0.5	0.6	-1.3	-0.4	-1.2
Segment assets	-34.9	430.5	-68.0	-69.6	-133.4	-430.4

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment trading volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standards, and the difference between US and Japanese accounting standards is included in "Corporate and elimination etc."

(Note 3) "Finance & Logistics" is added as a new operating segment from this term.
Figures for "Finance & Logistics" for the same period of FY2000 are included in "Corporate and elimination etc."

(Note 4) "Iron & Steel" is excluded from the operating segments from the 3rd Quarter, due to the spin-off and integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

Segment Information (1st - 3rd Quarters)

Marubeni Corporation

1st～3rd Quarters of FY2001 (April 1, 2001 ～December 31, 2001) (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	370.7	216.7	356.2	452.9	1,698.4	348.8
Gross operating profit	24.6	10.2	6.0	36.6	26.5	10.9
Net income (loss)	-22.0	5.4	-25.5	-5.8	6.0	-1.8
Segment assets	293.1	201.9	513.6	315.4	340.1	173.2
	-	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	-	407.3	541.6	709.4	327.9	
Gross operating profit	-	21.6	29.3	46.4	22.3	
Net income (loss)	-	1.3	3.0	-5.2	1.7	
Segment assets	-	173.7	354.5	363.7	167.4	
	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	104.5	33.0	222.5	896.0	-130.6	6,555.2
Gross operating profit	18.9	4.8	5.2	57.1	6.9	327.5
Net income (loss)	-23.3	-0.0	-0.4	-11.4	-22.9	-100.8
Segment assets	409.0	430.5	103.1	519.4	559.6	4,918.3

1st ～ 3rd Quarters of FY2000 (April 1, 2000 ～December 31, 2000) (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	289.6	212.2	399.5	506.4	1,359.0	381.1
Gross operating profit	34.4	5.4	13.6	41.5	22.7	11.0
Net income (loss)	-5.3	4.4	-10.7	-1.3	5.4	2.4
Segment assets	286.1	230.4	576.2	487.1	305.1	207.1
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	390.0	440.9	593.1	704.0	359.9	
Gross operating profit	18.2	22.9	32.6	49.9	22.7	
Net income (loss)	-1.5	3.4	7.9	7.7	-3.3	
Segment assets	243.8	187.0	382.8	354.5	191.5	
	Development & Construction	—	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	133.6	-	288.6	943.9	-426.3	6,575.5
Gross operating profit	21.0	-	7.9	52.4	5.0	360.9
Net income (loss)	-3.7	-	0.6	-0.8	8.4	13.6
Segment assets	443.9	-	171.1	589.0	693.1	5,348.6

Variance (billions of yen)

	IT Business	Utility & Infrastructure	Plant & Ship	Transportation & Industrial Machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	81.1	4.5	-43.3	-53.5	339.4	-32.2
Gross operating profit	-9.7	4.8	-7.6	-4.9	3.8	-0.1
Net income (loss)	-16.7	1.0	-14.8	-4.4	0.5	-4.2
Segment assets	7.0	-28.4	-62.6	-171.7	35.1	-33.9
	Iron & Steel	Chemicals	Forest Products & General Merchandise	Agri-marine products	Textile	
Total volume of trading transactions	-390.0	-33.7	-51.4	5.4	-32.0	
Gross operating profit	-18.2	-1.2	-3.3	-3.5	-0.4	
Net income (loss)	1.5	-2.0	-4.9	-12.9	5.1	
Segment assets	-243.8	-13.4	-28.3	9.3	-24.1	
	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination etc.	Consolidated
Total volume of trading transactions	-29.1	33.0	-66.1	-48.0	295.7	-20.3
Gross operating profit	-2.0	4.8	-2.7	4.7	1.9	-33.5
Net income (loss)	-19.6	-0.0	-1.0	-10.5	-31.3	-114.4
Segment assets	-34.9	430.5	-68.0	-69.6	-133.4	-430.4

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment trading volume is based on ordinary market price. Segment P/L is based on Japanese Accounting Standards, and the difference between US and Japanese accounting standards is included in "Corporate and elimination etc."

(Note 3) "Finance & Logistics" is added as a new operating segment from this term. Figures for "Finance & Logistics" for the same period of FY2000 are included in "Corporate and elimination etc."

(Note 4) "Iron & Steel" is excluded from the operating segments from the 3rd Quarter, due to the spin-off and integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

Annex 1

The Company announced the dissolution of subsidiaries as follows;

1. Name of Subsidiary: **Marubeni Bridgestone Finland Oy**

1) Reason for dissolution: Dissolution according to co-review with Bridgestone Corporation on sales strategy in Russia, Ukraine, Belarus, and Moldova.

2) Company profile:

Location:	Helsinki, FINLAND
Representative:	TONSHO, Akihiko
Paid-in Capital:	Euro 420 thousand
Major shareholder(s):	Marubeni Corporation 70%
	Bridgestone Corporation 30%

3) Prospects: Resolved dissolution on December 28, 2001.
Liquidation is to be completed by the end of FY2001.
Its impacts on non-consolidated and consolidated financial statements are insignificant.

2. Name of Subsidiary: **Swift Spinning Mills, Inc.**

1) Reason for dissolution: Withdrawal from non-profitable business due to market slump.

2) Company profile:

Location:	Columbus, Georgia, USA
Representative:	KOBAYASHI, Shiro
Paid-in Capital:	US$ 121 million
Major shareholder(s):	Marubeni Corporation 59.6%
	Marubeni America Corporation 40.4%

3) Prospects: Resolved dissolution on December 3, 2001.
Liquidation is to be completed by the end of year 2002.
Estimated losses of ¥ -8.7 billion on non-consolidated and ¥ -11.2 on consolidated basis have already been included in the interim financial statements for FY2001, in the course of the modified mid-term management plan, "@ction 21 "A" PLAN".

3. Name of Subsidiary: **Marubeni Global Telecom Inc.**

1) Reason for dissolution: This company is an investment firm for a construction company. This dissolution is due to liquidation of the construction company.

2) Company profile:

Location:	New York, New York, USA
Representative:	HASHIMOTO, Katsuro
Paid-in Capital:	US$ 10 thousand
Major shareholder(s):	Marubeni Corporation 100%

3) Prospects: Resolved dissolution on December 20, 2001.
Liquidation was completed on December 31, 2001.
Its impacts on non-consolidated and consolidated financial statements are insignificant.

Annex 2

The Company announced the sales of fixed assets as follows;

1. Reason for Sale

According to the Company's policy of total asset reduction.

2. Details of the fixed assets

(Unit: millions of yen)

Asset and Location	Book Value	Sales Price
Welfare facilities: Yoyogi Company House 25-1,Nishihara 2-Chome, Shibuya-ku,TOKYO	384	3,760
Total	384	3,760

3. Buyer

Trade Name	Organization for Promoting Urban Development
Headquarter Location	8F Toyosu Center Bldg. 3-3,Toyosu 3-Chome,Koto-ku,Tokyo
Representative	MATSUBARA, Seibi
Total Assets	JPY 26,349 Million (as of Mar. 31, 2001)
Contributors	Major General Contractors and Banks etc.
Main Business	To support and research urban development projects by private sectors.
Relationship	The Company had deals in real estate in the past with the Organization.

4. Schedule

December 14, 2001 Resolved at the board of the Company
Februaly 5, 2002 Closing

Annex 3

The Company announced the extinguishment of debts in the 3rd Quarter of FY2001 as follows;

1. Extinguishment of Convertible Debentures by Repurchase
   ①Details : Marubeni Corporation No.8 (0.85% unsecured convertible debentures due 2006)
   ②Extinguishment Amount : JPY 9,429 Million
   ③Gains on extinguishment : JPY 2,175 Million

2. Extinguishment of Corporate Notes by Repurchase
   ①Details : 21 issues including Marubeni Corporation No.3 (2.8% unsecured notes due 2002) and others
   ②Extinguishment Amount : JPY 27,657 Million
   ③Gains on entinguishment : JPY 1,383 Million

Financial Results for FY2001

(April 1, 2001～March 31, 2002)

Marubeni CORPORATION

(TSE Code: 8002)

**This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.*

-Contents-

I. Consolidated Financial Results for FY2001 Ended March 31, 2002

II. Consolidated Financial Prospects for FY2002 Ending March 31, 2003

<Reference>

I. Consolidated Financial Results for FY2001 Ended March 31, 2002

Marubeni Corporation

1. Breakdown of Consolidated Total Volume of Trading Transactions

Total volume of trading transaction by type:

	Millions of yen					
	March 31, 2002		March 31, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Domestic	¥ 3,232,883	36.0%	¥ 3,754,652	39.8%	¥ - 521,769	- 13.9%
Export	1,209,677	13.5%	1,184,653	12.5%	25,024	2.1%
Import	1,519,451	16.9%	1,760,793	18.7%	- 241,342	- 13.7%
Offshore	3,010,234	33.6%	2,736,765	29.0%	273,469	10.0%
Total	¥ 8,972,245	100.0%	¥ 9,436,863	100.0%	¥ - 464,618	- 4.9%

Total volume of trading transaction by product:

	Millions of yen					
	March 31, 2002		March 31, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Machinery	¥ 2,279,414	25.5%	¥ 2,360,973	25.0%	¥ - 81,559	- 3.5%
Energy	2,308,831	25.7%	1,988,217	21.1%	320,614	16.1%
Metals	874,196	9.7%	1,326,967	14.1%	- 452,771	-34.1%
Chemicals	863,307	9.6%	909,064	9.6%	- 45,757	- 5.0%
Forest products and general merchandise	819,288	9.1%	901,502	9.5%	- 82,214	- 9.1%
Agri-marine products	1,112,431	12.4%	1,139,875	12.1%	- 27,444	- 2.4%
Textile	520,043	5.8%	587,368	6.2%	- 67,325	- 11.5%
Development and construction	194,735	2.2%	222,897	2.4%	- 28,162	- 12.6%
Total	¥ 8,972,245	100.0%	¥ 9,436,863	100.0%	¥ - 464,618	- 4.9%

Total volume of trading transaction by type:

		Increase	Decrease
Domestic	**[-521.8 billion yen 13.9% decrease]**	-	Metals, Machinery
Export	**[25.0 billion yen 2.1% increase]**	Machinery	-
Import	**[-241.3 billion yen 13.7% decrease]**	-	Energy, Metals
Offshore	**[273.5 billion yen 10.0% increase]**	Energy	-

Total volume of trading transaction by product:

		Increase	Decrease
Machinery	**[-81.6 billion yen 3.5% decrease]**	-	Decrease in sales of power generations towards North America Decrease in construction machinery
Energy	**[320.6 billion yen 16.1% increase]**	Increase in dealing of crude oil related products	
Metals	**[-452.8 billion yen 34.1% decrease]**	-	Decrease due to transferring iron & steel business to Marubeni-Itochu Steel Inc. Decrease in raw materials and low market in nonferrous metals
Chemicals	**[-45.8 billion yen 5.0% decrease]**	-	Low market in organic chemicals and electronics-related materials mainly in Asia
Forest Products & General Merchandise	**[-82.2 billion yen 9.1% decrease]**	-	Low market in paper-related, logs, and plywood
Agri-Marine Products	**[-27.4 billion yen 2.4% decrease]**	-	Decrease in livestock Decrease in subsidiaries due to low market
Textile	**[-67.3 billion yen 11.5% decrease]**	-	Low domestic transactions and revision of low-profit businesses
Development & Construction	**[-28.2 billion yen 12.6% decrease]**	-	Decrease in domestic transactions

	FY2001	FY2000	Changes
Average FOREX Rate	125.14 yen	110.58 yen	14.56 yen depreciated
	Mar-02	**Mar-01**	**Changes**
Term-end FOREX Rate	133.25 yen	123.90 yen	9.35 yen depreciated
	FY2001	**FY2000**	**Changes**
Consolidated / Non-Consolidated Ratio	123.1%	115.7%	7.4%

Marubeni Corporation

2. Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2002	**2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 8,972,245**	¥ 9,436,863	¥ - 464,618	- 4.9 %
Gross trading profit	**¥ 436,804**	¥ 479,754	¥ - 42,950	- 9.0 %
(ratio)	**(4.87%)**	(5.08%)		
Expenses:				
Selling, general and administrative expenses	**- 392,092**	- 400,356	8,264	- 2.1 %
Provision for doubtful accounts	**- 43,936**	- 37,916	- 6,020	15.9 %
Total	**- 436,028**	- 438,272	2,244	- 0.5 %
Operating profit	**776**	41,482	-40,706	- 98.1 %
Other income (expenses):				
Interest expense, net of interest income	**- 29,492**	-29,532	40	- 0.1 %
Dividends	**7,477**	7,692	- 215	- 2.8 %
Gain (loss) on investment securities	**- 83,814**	2,318	- 86,132	-
Gain (loss) on property and equipment	**- 43,636**	3,738	- 47,374	-
Other - net	**- 16,466**	- 19,010	2,544	-
Total	**- 165,931**	- 34,794	-131,137	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**- 165,155**	6,688	- 171,843	-
Provision for income taxes	**67,674**	- 8,526	76,200	-
Loss before equity in earnings (losses) of affiliated companies	**- 97,481**	- 1,838	- 95,643	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**- 18,937**	16,874	- 35,811	-
Net income (loss)	**¥ - 116,418**	¥ 15,036	¥ - 131,454	-

*These financial statements are based on US GAAP.

1. Gross trading profit by product:

	FY2001	FY2000	Variance	
	Billions of yen			
Machinery	112.9	126.6	-13.6	Worsening of IT-related market, decrease in plant transactions towards China and Southeast Asia
Energy	31.2	32.3	-1.1	Decrease in profit from natural resource development businesses, due to fall of oil price
Metals	36.5	53.6	-17.1	Transferring of iron & steel business to Marubeni-Itochu Steel Inc.
Chemicals	71.6	68.2	3.5	Increase due to influence of exchange rate, low market in electronic related materials notwithstanding
Forest Products & General Merchandise	52.4	54.2	-1.8	Due to weakening pulp price
Agri-Marine Products	63.6	71.1	-7.5	Decrease in livestock and grain
Textile	32.1	37.1	-5.0	Low domestic market, revision of low profit transactions
Development & Construction	36.5	36.7	-0.3	
Total	436.8	479.8	-43.0	

2. Expenses:

	FY2001	FY2000	Variance	
	Billions of yen			
Selling, general and administrative expenses	-392.1	-400.4	8.3	(Breakdown of SGA expenses-variance from previous year)
(Personnel expenses)	(-187.5)	(- 195.0)	(7.5)	Parent +8.5
(Depreciation expenses)	(- 23.3)	(- 22.7)	(- 0.6)	
Provision for doubtful accounts	-43.9	-37.9	- 6.0	Parent -4.9, Subsidiaries -1.1
Total	-436.0	-438.3	2.2	

3. Financial Expenses:

	FY2001	FY2000	Variance
	Billions of yen		
Interest income	45.8	75.3	- 29.5
Interest expense	-75.3	-104.8	29.5
(Interest - net)	(- 29.5)	(- 29.5)	(0.0)
Dividends	7.5	7.7	- 0.2
Total	-22.0	-21.8	- 0.2

4. Gain (loss) on investment securities:

	FY2001	FY2000	Variance	
	Billions of yen			(Breakdown of gain (loss) on marketable securities)
Gain (loss) on investment securities	13.4	21.7	-8.3	Bank stocks -46.4, Lawson -15.3
Evaluation losses on investment securities	-97.2	-19.4	-77.9	
Total	-83.8	2.3	-86.1	

5. Gain (loss) on property and equipment:

FY2001	FY2000	Variance	
Billions of yen			(Breakdown of gain (loss) on property and equipment)
-43.6	3.7	-47.4	Parent -20.8, Subsidiaries -22.8

6. Other-net

	FY2001	FY2000	Variance
	Billions of yen		
Gain (loss) on foreign exchange	6.2	4.6	1.5
Loss on affiliated companies	-16.7	9.2	-7.4
Minority interests in consolidated subsidiaries	-1.2	-0.9	-0.3
Other	-4.7	-13.5	8.8
Total	-16.5	-19.0	2.5

Expenses and Other Profit/Losses

Details of Expenses

(billions of yen)

	FY2001	FY2000	Change
Personnel expenses	187.5	195.0	-7.5
Special retirement money, included	0.0	2.2	-2.2
Travel & transportation	16.5	17.9	-1.4
Communication	9.2	9.6	-0.4
Entertainment	5.7	6.4	-0.7
Advertising	12.2	11.7	+0.5
Fees and permits	23.8	22.7	+1.1
Service commissions	14.9	17.1	-2.2
Taxes and duties	5.2	5.6	-0.5
Office supplies	4.6	4.7	-0.1
Rent-building & utilities	21.5	20.6	+0.9
Rent-equipment	11.4	11.3	+0.1
Research & development	5.8	5.9	-0.1
Depreciation	23.3	22.8	+0.5
Others	50.6	49.0	+1.6
SG & A total	392.1	400.4	-8.3
Provision for doubtful accounts	43.9	37.9	+6.0
Expenses total	436.0	438.3	-2.2

Other Profit and Losses

(billions of yen)

	FY2001	FY2000	Change
Gain (loss) on sales of securities	13.5	23.6	-10.1
Gain (loss) on sales of securities available-for-sale	-0.1	-1.9	+1.8
Evaluation losses on marketable securities	-97.2	-19.4	-77.9
Profit (loss) on securities	-83.8	2.3	-86.1
Gain on property and equipment	2.0	10.4	-8.4
Loss on property and equipment (including evaluation loss)	-4.6	-6.7	-38.9
Profit (loss) on property and equipment	-43.6	3.7	-47.3
Exchange gain (loss)	6.2	4.6	+1.5
Minority interest	-1.2	-0.9	-0.3
Loss on affiliated companies	-16.7	-9.2	-7.5
Other	-4.7	-13.5	+8.8
Profit (loss)- others	-16.5	-1.9	+2.5

Intentional Blank

Marubeni Corporation

3. Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2002	2001	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 471,978**	¥ 338,524	**¥ 133,454**
Investment securities	**63,949**	87,410	**- 23,461**
Notes and accounts receivable - trade:			
Notes receivable	**181,566**	294,082	**- 112,516**
Accounts receivable	**919,741**	1,233,961	**- 314,220**
Due from affiliated companies	**182,708**	145,123	**37,585**
Allowance for doubtful accounts	**- 34,213**	- 26,832	**- 7,381**
Inventories	**439,278**	481,227	**- 41,949**
Advance payments to suppliers	**67,074**	76,146	**- 9,072**
Deferred income taxes	**33,207**	27,886	**5,321**
Prepaid expenses and other current assets	**162,271**	115,309	**46,962**
Total current assets	**2,487,559**	2,772,836	**- 285,277**
Investments and long-term receivables:			
Affiliated companies	**283,944**	289,575	**- 5,631**
Securities and other investments	**553,857**	652,382	**- 98,525**
Notes, loans and accounts receivable - trade	**447,595**	614,930	**-167,335**
Allowance for doubtful accounts	**- 115,341**	-102,894	**- 12,447**
Property leased to others, at cost, less accumulated depreciation	**249,781**	302,161	**-52,380**
Total investments and long-term receivables	**1,419,836**	1,756,154	**- 336,318**
Property and equipment, at cost	**511,874**	532,720	**- 20,846**
Prepaid pension cost	**93,829**	84,507	**9,322**
Deferred income taxes	**154,391**	83,899	**70,492**
Other assets	**138,180**	90,488	**47,692**
Total assets	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

Major Increase/Decrease

Assets

	Billions of yen		
	Mar-02	Variance from Mar-01	
Cash and cash equivalents, and time deposits	472.0	133.5	Decrease mainly in Parent and overseas corporate subsidiaries
Investment Securities	63.9	-23.5	Decrease mainly in financial subsidiaries
Notes receivable	181.6	-112.5	Decrease mainly in Parent
Accounts receivable	919.7	-314.2	Decrease mainly in Parent
Due from affiliated companies	182.7	37.6	Increase in mainly receivables of Plant and Ship subsidiaries
Inventories	439.3	-41.9	Decrease mainly in Parent
Other Current Assets	162.3	47.0	Increase in Parent and Energy related subsidiaries
Securities and other investments	553.9	-98.5	Decrease mainly in financial subsidiaries
Notes, loans and accounts receivable - trade	447.6	-167.3	Decrease mainly in Ship related subsidiaries
Allowance for doubtful accounts	-115.3	-12.4	Decrease mainly in Parent
Property leased to others, at cost, less accumulated depreciation	249.8	-52.4	Decrease mainly in Parent, Ship, and Transportation Machinery related subsidiaries
Property and equipment, at cost	511.9	-20.8	Decrease mainly in Plant, Development and Construction related subsidiaries
Deferred income taxes	154.4	70.5	Increase mainly in Parent
Other assets	138.2	47.7	Increase mainly in Parent

Marubeni Corporation

3. Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2002	2001	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 719,254**	¥ 835,663	**¥ - 116,409**
Current portion of long-term debt	**528,048**	475,842	**52,206**
Notes and accounts payable-trade			
Notes and acceptances payable	**222,066**	282,169	**- 60,103**
Accounts payable	**624,962**	796,750	**- 171,788**
Due to affiliated companies	**52,371**	48,845	**3,526**
Advance payments received from customers	**58,138**	46,824	**11,314**
Income taxes	**10,967**	9,459	**1,508**
Deferred income taxes	**1,490**	1,720	**- 230**
Accrued expenses and other current liabilities	**223,912**	227,939	**- 4,027**
Total current liabilities	**2,441,208**	2,725,211	**- 284,003**
Long-term debt, less current portion	**2,048,454**	2,193,789	**- 145,335**
Employees' retirement benefits	**12,893**	13,960	**- 1,067**
Deferred income taxes	**6,345**	14,766	**- 8,421**
Minority interests in consolidated subsidiaries	**32,874**	30,581	**2,293**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**216,993**	216,993	**-**
Retained earnings	**- 94,754**	21,664	**- 116,418**
Accumulated other comprehensive loss	**- 52,375**	- 90,398	**38,023**
Cost of common stock in treasury	**- 8**	- 1	**- 7**
Total shareholders' equity	**263,895**	342,297	**- 78,402**
Total liabilities and shareholders' equity	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

	2002	2001	Variance
Cash and cash equivalents:	**¥ 466,642**	¥ 329,811	**¥ 136,831**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 386**	¥ - 14,242	**¥ 14,628**
Currency translation adjustments, net of reclassification	**- 51,826**	- 75,963	**24,137**
Minimum pension liability adjustment	**- 220**	- 193	**- 27**
Net unrealized losses on derivatives	**- 715**	0	**- 715**

*The variances in shareholders' equity except for capital transactions at the end of FY2001 and FY2000 are 78,395 million yen (decrease), and 17,995 million yen (increase), respectively.

*These financial statements are based on US GAAP.

Major Increase/Decrease (cont.)

Liabilities

	Billions of yen		
	Mar-02	Variance from Mar-01	
Short-term loans	719.3	-116.4	Decrease mainly in Parent and financial subsidiaries
Current portion of long-term debt	528.0	52.2	Increase mainly in Parent
Long-term interest-bearing debt, less current portion	1,937.6	-179.3	Decrease mainly in financial subsidiaries, Ship related subsidiaries
Short & long-term loans, debentures	3,184.9	-243.5	
Net interest-bearing debt	2,712.9	-376.9	Effects of FAS133 +39.7 Net interest-bearing debt excluding effects of FAS133 2,673.2 (variance from previous year: -416.6)
Notes and acceptances payable	222.1	-60.1	Decrease mainly in Parent
Accounts payable	625.0	-171.8	Decrease mainly in Parent

Shareholders' equity

	Billions of yen		
	Mar-02	Variance from Mar-01	
Total shareholders' equity	263.9	-78.4	Retained earnings -116.4, Currency translation adjustments, net of reclassification +24.1, Net unrealized gains (losses) on investment securities, net of reclassification +14.6

II. Financial position

	Mar-02	Mar-01	
Ratio of net worth to total capital	5.49%	6.43%	
Current ratio	101.9%	101.7%	
D/E ratio ※	10.28 times	9.03 times	※ D/E ratio = (Short & long-term loans, debentures - Cash and cash equivalents, and time deposits) / Shareholders' equity

	FY2001	FY2000
R O A	-	0.28%
R O E	-	4.51%

Marubeni Corporation

4. Consolidated Statements of Cash Flows

	Millions of yen		
	March 31		
	2002	**2001**	**Variance**
Operating activities			
Net income (loss)	**¥ - 116,418**	¥ 15,036	**¥ - 131,454**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**71,052**	69,914	**1,138**
Provision for doubtful accounts	**43,936**	37,916	**6,020**
Equity in (earnings) losses of affiliated companies- net	**31,647**	- 6,740	**38,387**
(Gain) loss on investment securities	**83,814**	- 2,318	**86,132**
(Gain) loss on property and equipment	**43,636**	- 3,738	**47,374**
Deferred income taxes	**- 87,378**	- 13,258	**- 74,120**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**291,263**	64,461	**226,802**
Inventories	**35,970**	20,495	**15,475**
Advance payments to suppliers and prepaid expenses and other current assets	**- 58,369**	5,678	**- 64,047**
Prepaid pension cost	**- 9,322**	- 84,507	**75,185**
Notes, acceptances and accounts payable	**- 148,059**	55,801	**- 203,860**
Advance payments received from customers and accrued and other current liabilities	**13,066**	23,354	**- 10,288**
Income taxes	**- 162**	- 15,923	**15,761**
Other	**3,780**	13,134	**- 9,354**
Net cash provided by operating activities	**198,456**	179,305	**19,151**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**224,832**	283,634	**- 58,802**
Purchases of securities and other investments	**- 158,546**	- 133,590	**- 24,956**
Proceeds from sales of property and equipment and property leased to others	**19,432**	65,830	**- 46,398**
Purchases of property and equipment and property leased to others	**- 76,783**	- 95,430	**18,647**
Collection of loans receivable	**114,806**	148,999	**- 34,193**
Loans made to customers	**- 58,879**	- 56,724	**- 2,155**
Other	**9,642**	- 24,726	**34,368**
Net cash provided by investing activities	**74,504**	187,993	**-113,489**
Financing activities			
Net decrease in short-term loans	**- 29,498**	- 150,052	**120,554**
Proceeds from long-term debt	**509,708**	374,323	**135,385**
Payments of long-term debt	**- 632,830**	-680,791	**47,961**
Sale (purchase) of treasury stock	**- 5**	1	**- 6**
Other	**2,521**	394	**2,127**
Net cash used in financing activities	**- 150,104**	- 456,125	**306,021**
Effect of exchange rate changes on cash and cash equivalents	**13,975**	13,330	**645**
Net (decrease) increase in cash and cash equivalents	**136,831**	- 75,497	**212,328**
Cash and cash equivalents at beginning of year	**329,811**	405,308	**- 75,497**
Cash and cash equivalents at end of year	**466,642**	329,811	**136,831**

*These financial statements are based on US GAAP.

	Millions of yen March 31, 2002	
Operating activities		
Net income (loss)	¥ 116,418	
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	71,052	
Provision for doubtful accounts	43,936	Increase of non-cash profit & loss items in the *"A" PLAN*
Equity in (earnings) losses of affiliated companies- net	31,647	
(Gain) loss on investment securities	83,814	
(Gain) loss on property and equipment	43,636	
Deferred income taxes	- 87,378	
Changes in operating assets and liabilities:		
Notes and accounts receivable	291,263	Decrease due to collection mainly in Parent
Inventories	35,970	
Advance payments to suppliers and prepaid expenses and other current assets	- 58,369	Increase mainly in Parent and North America subsidiaries
Prepaid pension cost	- 9,322	
Notes, acceptances and accounts payable	- 148,059	Decrease mainly in Parent
Advance payments received from customers and accrued and other current liabilities	13,066	
Income taxes	- 162	
Other	3,780	
Net cash provided by operating activities	198,456	
Investing activities		
Proceeds from sales and redemptions of securities and other investments	224,832	Decrease in financial investment assets mainly in Parent and financial subsidiaries
Purchases of securities and other investments	- 158,546	
Proceeds from sales of property and equipment and property leased to others	19,432	
Purchases of property and equipment and property leased to others	- 76,783	Acquisition of leasing property and IT-related capital expenditure
Collection of loans receivable	114,806	Collection mainly in overseas corporate Subsidiaries and financial subsidiaries, etc.
Loans made to customers	- 58,879	
Other	9,642	
Net cash provided by investing activities	74,504	
Financing activities		
Net decrease in short-term loans	- 29,498	Appropriating free cash flow to redemption and repayment (Decrease mainly in Parent and financial subsidiaries, etc.)
Proceeds from long-term debt	509,708	
Payments of long-term debt	- 632,830	
Sale (purchase) of treasury stock	- 5	
Other	2,521	
Net cash used in financing activities	- 150,104	
Effect of exchange rate changes on cash and cash equivalents	13,975	
Net (decrease) increase in cash and cash equivalents	136,831	
Cash and cash equivalents at beginning of year	329,811	
Cash and cash equivalents at end of year	466,642	Appropriating free cash flow to accumulate cash liquidity

*These financial statements are based on US GAAP.

5. Consolidated Companies

1. Number of consolidated companies

		March 2002	Established Bought	Control Influence	Liquidation Divestiture	March 2001	Variance
Subsidiaries	Domestic	137	5	0	-36	168	-31
	Overseas	217	14	0	-41	244	-27
	Total	354	19	0	-77	412	-58
Affiliated companies	Domestic	50	9	0	-17	58	-8
	Overseas	111	9	-1	-25	128	-17
	Total	161	18	-1	-42	186	-25
	Domestic	187	14	0	-53	226	-39
	Overseas	328	23	-1	-66	372	-44
	Total	515	37	-1	-119	598	-83

2. Major companies that have been newly consolidated during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Marubeni-Itochu Steel Inc.	YEN	30,000 mil	50.00%	Sale of steel products and related business
Marubeni Management Resources Corp.	YEN	1,110 mil	100.00%	Providing administrative service & consulting
Forest Net	YEN	495 mil	65.00%	Sale of printing paper through internet
Clarity Opnext	US$	161 mil	100.00%	A holding company of optical components manufacturer
SmartestEnergy	Stg £	6 mil	100.00%	Consolidator of electric power
ANT Minerals	AU$	186 mil	20.00%	Investment company of MacArthur River Mine development
Shanghai Baihong Trading Co., Ltd.	RMB	80 mil	49.00%	Wholesale, retail and logistics in Shanghai, China

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Town TV Minami-Yokohama	Equity Swap	62.93%	Feasibility Study of CATV and registration for license
Marubeni Fine Steel	Sold	67.00%	Manufacture and sale of steel wire
Minatoya Paper Trading	Acquired	85.99%	Sale of paper and related products
M.Investment Ltda	Acquired	100.00%	Sale of Nissan automobile and Nissan Diesel truck
Barudan Trading	Liquidated	100.00%	Sale of textile machinery
M.Euro Distribution	Liquidated	100.00%	Warehouse and transportation

Number of profit-making/loss-making consolidated companies

		March 2002			March 2001			Change		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	Number	134	257	391	183	297	480	-49	-40	-89
	Profit *	16.1	34.9	51.0	17.5	48.8	66.3	-1.4	-13.9	-15.3
Loss-making companies	Number	53	71	124	43	75	118	10	-4	6
	Loss *	-26.4	-81.1	-107.5	-11.4	-23.2	-34.6	-15.0	-57.9	-72.9
Ratio of profit-making companies		71.7%	78.4%	75.9%	81.0%	79.8%	80.3%	-9.3%	-1.4%	-4.4%

*Profit/Loss---Unit: billions of yen, consolidated

Increase/Decrease of Consolidated Companies & Surplus/Deficit

[FY2001] (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of Companies	Surplus Amount	No. of Companies	Deficit Amount	No. of Companies	Net Profit/Loss
Subsidiaries	Domestic	102 (74.5%)	11.6	35 (25.5%)	-23.8	137	-12.2
	Overseas	174 (80.2%)	19.8	43 (19.8%)	-45.2	217	-25.4
	Total	276 (78.0%)	31.4	78 (22.0%)	-69.1	354	-37.6
Affiliated companies	Domestic	32 (64.0%)	4.5	18 (36.0%)	-2.6	50	1.9
	Overseas	83 (74.8%)	15.1	28 (25.2%)	-35.9	111	-20.8
	Total	115 (71.4%)	19.6	46 (28.6%)	-38.5	161	-18.9
Total	Domestic	134 (71.7%)	16.1	53 (28.3%)	-26.4	187	-10.3
	Overseas	257 (78.4%)	34.9	71 (21.6%)	-81.1	328	-46.2
	Total	391 (75.9%)	51.0	124 (24.1%)	-107.5	515	-56.5

[FY2000] (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of Companies	Surplus Amount	No. of Companies	Deficit Amount	No. of Companies	Net Profit/Loss
Subsidiaries	Domestic	140 (83.3%)	15.3	28 (16.7%)	-11.0	168	4.3
	Overseas	208 (85.2%)	27.1	36 (14.8%)	-16.7	244	10.5
	Total	348 (84.5%)	42.5	64 (15.5%)	-27.7	412	14.8
Affiliated companies	Domestic	43 (74.1%)	2.1	15 (25.9%)	-0.4	58	1.7
	Overseas	89 (69.5%)	21.7	39 (30.5%)	-6.5	128	15.1
	Total	132 (71.0%)	23.8	54 (29.0%)	-7.0	186	16.8
Total	Domestic	183 (81.0%)	17.5	43 (19.0%)	-11.4	226	6.0
	Overseas	297 (79.8%)	48.8	75 (20.2%)	-23.2	372	25.6
	Total	480 (80.3%)	66.3	118 (19.7%)	-34.6	598	31.6

(Transition of number of profit-making/loss-making consolidated companies)

	FY1995	FY1996	FY1997	FY1998	FY1999	FY2000	FY2001
Profit-making companies	436 (69.9%)	481 (72.7%)	484 (69.8%)	459 (66.6%)	476 (73.7%)	480 (80.3%)	391 (75.9%)
Loss-making companies	188 (30.1%)	181 (27.3%)	209 (30.2%)	230 (33.4%)	170 (26.3%)	118 (19.7%)	124 (24.1%)
Total	624	662	693	689	646	598	515

Details of Net Income (Loss) of Consolidated Subsidiaries for FY2001

(billions of yen)

Subsidiary	Net Income (Loss)				Share (%)	Comment on Increase and Decrease
	FY2001	Provision or Write Off in *"A" Plan*	FY2000	Increase/ Decrease		
Domestic						
Marubeni Real Estate Co., Ltd.	0.8		-0.3	1.1	100.00	Decrease in losses on sales of fixed assets
Marubeni Chikusan Corporation	0.7		-0.5	1.2	99.99	In FY2001, $1.1 billion losses incurred by the liquidation of its subsidiary Heisei Farm
Benny Estate Service Co., Ltd.	0.6		0.2	0.4	99.33	Decrease in losses on sales of fixed assets and increase in income from management and maintenance services
Marubeni Finance Corporation	0.5		0.3	0.2	100.00	Steady interest income from group companies
MARUBENI ENEX CORPORATION	0.5		0.4	0.1	100.00	Stable income from leased oil and gas tanks
Marubeni Telecom Co., Ltd.	0.5		0.8	-0.3	71.55	Increase in SG&A expense due to opening of new shops
Meditec Corporation	-1.1		0.2	-1.3	100.00	Decrease in gross profits due to decline of sales
NEXION CORPORATION	-1.5			-1.5	96.43	Incurred expanses related to new businesses starting in FY2002
Japan Indonesia Petrochemical Investment Corp.	-2.7		-1.1	-1.6	84.61	Due to bad performance of PT. Chandra Asri to which the JIPIC is financing
Marubeni Construction Co., Ltd.	-9.1	(-7.4)		-9.1	100.00	Recognition of restructuring losses related to impairment of fixed assets and others
Overseas						
M.ALUMINIUM AUSTRALIA PTY. LTD.	2.8		1.8	1.0	100.00	Increased profits due to decrease in manufacturing costs and depreciation of J. Yen
Marubeni LNG International B.V.	2.4		2.5	-0.1	100.00	Dividend on common and preferred stocks of Quatar Gas
M. International Finance p.l.c.	1.8		1.0	0.8	100.00	Improved by gains on extinguishment of Euro Medium Term Note by repurchase etc.
MIECO INC.	1.6		1.2	0.4	100.00	Increased energy related transactions
Marubeni Coal Pty. Ltd.	1.1		0.2	0.9	100.00	Increased profits due to growth in volume and rise of sales price
Marubeni Oil And Gas (UK)	1.1		0.9	0.2	100.00	Increased because FY2001 results were for a half year
Ravva Oil (Singapore) PTE LTD.	0.9		1.5	-0.6	100.00	Decreased due to a fall of oil price
M.Benelux	-2.7	(-2.6)	-0.4	-2.3	100.00	Provision for specified overseas receivables and others
M. Auto & Construction Machinery (America), Inc.	-3.1	(-2.1)	0.1	-3.2	100.00	Exit losses of a subsidiary, Trax, Inc.
Marubeni America Corporation	-8.6	(-8.2)	0.7	-9.3	100.00	Decreased due to bad performance of its textile related subsidiary etc.
Vectant (excluding Equity loss of PCL)	-18.3	(-8.8)	-4.6	-13.7	100.00	Evaluation losses on FLAG stocks, increased losses from operations and others

Details of Equity in Earnings (Losses) for FY2001

(billions of yen)

Affiliated Companies	Net Income (Loss) After Tax				Shares (%)	Major Partners and Reasons for Increase/Decrease in Net Income (Loss)
	FY2001	Provision or Write Off in *"A" Plan*	FY2000	Increase/ Decrease		
Domestic						
Marubeni-Itochu Steel Inc.	1.0		–	1.0	50.00	Itochu Corp. (50%)／Started its business since 2nd Half of FY2001and operated well.
Marusumi Paper Co.	1.0		1.1	-0.1	32.16	Mr. HOSHIKAWA, (13.5%)/ Due to decreased margin, though sales increased.
The Maruetsu, Inc.	0.5		0.0	0.5	25.30	Due to increased market share through opening of new stores and expanding business domain. (Became an affiliated company from this fiscal year.)
YAMABOSHIYA CO., LTD	0.2		0.4	-0.2	44.74	Due to Extraordinary losses, such as Provision for bad debt and Evaluation losses on investment securities etc.
Fuyo General Lease Co., Ltd.	0.2		0.8	-0.6	30.43	Due to Allowance for bad debt.
KAFCO Japan Investment Co., Ltd.	0.2		-0.2	0.4	26.81	Japan Bank for International Cooperation(46.4%), Chiyoda Corporation(26.8%)／ KAFCO, its subsidiary, took a turn for the better.
Marubeni Construction Material Lease Co., Ltd.	-1.0		-0.2	-0.8	34.42	Odakyu Construction(7.11%), Asahi Bank(3.65%)／Due to Provision for doubtful receivables and Evaluation loss on inventories etc.
ASANO ENGINEERING CO., LTD.	-1.1		0.0	-1.1	23.13	Due to Evaluation loss on fixed assets and others.
Sumatra Pulp Corporation	-1.7		-0.1	-1.6	49.95	Japan Bank for International Cooperation (42.7%), Nippon Paper Industries (7.4%)/ Due to fall in pulp price.
Overseas						
Uni-Mar Enerji Yatirimlari A.S.	7.5		4.9	2.6	33.33	Unit Group (33.33%), International Power (33.33%) / Increase in revenue from sales of electric power.
Dampier Salt Limited	1.1		0.6	0.5	20.44	Rio Tinto Group (64.94%), Nissho Iwai Corp. (10.12%)/Recovered from the previous year with bad weather.
EVER POWER IPP COMPANY LTD.	0.8		-0.1	0.9	24.27	Singapore Power International (25.00%), Ever Fortune Industrial Co., Ltd.(17.81%), Wangs Brother Motor Co., Ltd.(10.81%)/ Increase revenues from sales of electric power.
Evm Leasing	0.7		0.3	0.4	32.50	Mitsui Co. & Ltd.(32.5%), Sumitomo Corp.(15%), Itochu Corp. (10%), Mitsubishi Corp.(10%)/Stable fee income from leased assets.
Shanghai Asahi Electronic Glass Co. Ltd.	0.6		1.9	-1.3	25.00	Chinese Partners (45%), Asahi Glass (30%)/Both sales volume and price fell due to an adjustment of production according to increase of customers' inventories.
Companía de Servicios de Compresion de Campeche, S.A. de C.V.	-0.4		-0.5	0.1	48.50	WESTCOAST ENERGY (50%)/ Started its operation from the 2nd Half of FY2001. Bad results from increased interest costs.
JG SUMMIT PETROCHEMICAL CORPORATION	-0.5		-0.4	-0.1	20.00	JG Summit Holding (80%)/ Due to fall in international market pulp price and weak demand in the Philippines.
Daishowa-Marubeni International Ltd.	-2.1		2.0	-4.1	50.00	Daishowa Paper Manufacturing Co., Ltd.(50%)／Profits decreased due to a fall in pulp price.
THAI COLD ROLLED STEEL SHEET P.C.L.	-7.0	(-5.7)	-2.1	-4.9	37.57	NKK(38.41%)/Due to one lump sum amortization of goodwill, in addition to soft world market of cold rolled steel sheet and depreciation of Thai Bahts.
P.T.Chandra Asri	-11.0	(-7.3)	-2.3	-8.7	23.70	Japan Indonesia Petrochemical Investment Corp. (23.8%)/Due to recognition of impairment charges on fixed assets, in addition to low working rate due to regular repairs and weak product price in 2nd Half of FY2001.
PACIFIC CROSSING (shares held by VECTANT)	-20.1	(-13.6)	0.6	-20.7	35.50	Including worsened equity loss related to impairment charges 13.6 billion yen on fixed assets.

Intentional Blank

Marubeni Corporation

6. Segment Information

(1) Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective April 1, 2001, the Company added ***Finance and Logistics Business*** to its operating segments, whereas ***Iron and Steel*** was excluded in accordance with business transfer to Marubeni-Itochu Steel Inc., effective October 1, 2001.

Segment Information (continued)

The Company's operating segment information for the years ended March 31, 2002 and 2001, were as follows:

Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	-	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥462,716	¥329,565	¥593,155	¥ 756,297	¥2,195,849	¥430,132	-	¥518,620
Inter-segment	4,427	185	7,539	17,906	1,099	45,965	-	20,239
Total	¥467,143	¥329,750	¥600,694	¥ 774,203	¥2,196,948	¥476,097	-	¥538,859
Gross trading profit	¥ 33,205	¥ 10,564	¥ 10,251	¥ 52,466	¥ 30,285	¥ 14,589	-	¥ 28,694
Segment net income (loss)	¥ -35,647	¥ 1,960	¥ -30,202	¥ -6,250	¥ 5,465	¥ -1,369	-	¥ 2,111
Segment assets	¥263,365	¥212,807	¥402,287	¥ 329,131	¥ 351,483	¥177,754	-	¥165,692
Depreciation and amortization	¥ 3,808	¥ 3,968	¥ 1,796	¥ 3,756	¥ 7,133	¥ 2,196	-	¥ 2,600
Expenditures for segment assets	¥ 11,635	¥ 4,710	¥ 8,524	¥ 1,674	¥ 3,255	¥ 188	-	¥ 1,880

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥695,337	¥1,030,882	¥434,724	¥184,018	¥ 39,435	¥276,451	¥ 792,738	¥ 232,326	¥ 8,972,245
Inter-segment	33,147	13,912	3,664	909	7,025	20,912	307,319	-484,248	-
Total	¥728,484	¥1,044,794	¥438,388	¥184,927	¥ 46,460	¥297,363	¥1,100,057	¥-251,922	¥ 8,972,245
Gross trading profit	¥ 40,833	¥ 60,276	¥ 28,134	¥ 32,183	¥ 6,774	¥ 6,585	¥ 74,704	¥ 7,261	¥ 436,804
Segment net income (loss)	¥ 3,060	¥ -6,475	¥ 1,352	¥ -23,362	¥ 447	¥ -1,399	¥ -11,363	¥ -14,746	¥ -116,418
Segment assets	¥331,755	¥ 346,456	¥150,503	¥398,484	¥340,354	¥ 92,549	¥ 563,108	¥ 679,941	¥ 4,805,669
Depreciation and amortization	¥ 2,737	¥ 4,671	¥ 830	¥ 3,526	¥ 16,161	¥ 148	¥ 9,782	¥ 7,940	¥ 71,052
Expenditures for segment assets	¥ 4,678	¥ 8,076	¥ 652	¥ 13,260	¥ 12,547	¥ 243	¥ 14,701	¥ -9,249	¥ 76,783

Segment Information (continued)

Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	Millions of yen							
	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
Total volume of trading transactions:								
Outside customers	¥444,564	¥424,372	¥505,369	¥ 814,057	¥1,909,479	¥470,489	¥483,958	¥574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥451,100	¥424,566	¥511,396	¥ 836,499	¥1,911,149	¥523,841	¥529,974	¥601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ -3,526	¥ -3,524	¥ -14,002	¥ -10,489	¥ 8,383	¥ 2,738	¥ -2,366	¥ 3,803
Segment assets	¥303,382	¥198,623	¥573,658	¥ 447,078	¥ 318,981	¥207,470	¥251,544	¥180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

	Millions of yen								
	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	-	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:									
Outside customers	¥759,723	¥1,029,812	¥483,641	¥206,892	-	¥408,320	¥ 893,807	¥ 27,639	¥ 9,436,863
Inter-segment	34,604	22,951	5,255	620	-	26,869	335,478	-588,804	-
Total	¥794,327	¥1,052,763	¥488,896	¥207,512	-	¥435,189	¥1,229,285	¥-561,165	¥ 9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	-	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ -3,462	¥ -5,381	-	¥ 1,126	¥ -1,363	¥ 26,406	¥ 15,036
Segment assets	¥381,894	¥ 350,086	¥184,097	¥426,304	-	¥170,607	¥ 559,145	¥ 767,368	¥ 5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	-	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	-	¥ 77	¥ 21,681	¥ -1,024	¥ 95,430

(Note 1) The figures of ***Finance and logistics business*** for the year ended March 31, 2001 are included in ***Corporate and elimination***.
(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.
(Note 3) The figures of ***Iron and steel*** for the first half of the year ended March 31, 2002 are included in ***Corporate and elimination***.

Segment Information (continued)

(2) Geographical Segments

The Company's geographical segment information for the years ended March 31, 2002 and 2001, were as follows:

Millions of yen

Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 6,075,145	¥ 1,375,503	¥ 331,375	¥ 462,370	¥ 727,852	¥ -	¥ 8,972,245
Inter-segment	2,088,630	224,397	34,728	138,102	92,547	-2,578,404	-
Total	¥ 8,163,775	¥ 1,599,900	¥ 366,103	¥ 600,472	¥ 820,399	¥ -2,578,404	¥ 8,972,245
Segment operating profit (loss)	¥ -14,084	¥ -5,586	¥ 2,578	¥ 12,157	¥ 5,750	¥ -39	¥ 776
Segment assets	¥ 2,397,726	¥ 421,075	¥ 209,757	¥ 176,279	¥ 88,889	¥ -126,158	¥ 3,167,568
Other assets							¥ 1,638,101
Total assets							¥ 4,805,669

Millions of yen

Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 6,780,133	¥ 1,107,587	¥ 297,461	¥ 552,677	¥ 699,005	¥ -	¥ 9,436,863
Inter-segment	2,166,683	240,217	41,463	149,729	88,990	-2,687,082	-
Total	¥ 8,946,816	¥ 1,347,804	¥ 338,924	¥ 702,406	¥ 787,995	¥ -2,687,082	¥ 9,436,863
Segment operating profit (loss)	¥ 17,492	¥ 1,295	¥ 3,666	¥ 12,504	¥ 6,249	¥ 276	¥ 41,482
Segment assets	¥ 2,758,031	¥ 397,826	¥ 266,061	¥ 204,258	¥ 152,076	¥ -191,160	¥ 3,587,092
Other assets							¥ 1,733,512
Total assets							¥ 5,320,604

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others ---------------- Latin America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (continued)

(3) Volume of Overseas Trading Transactions

The volumes of overseas trading transactions for the years ended March 31, 2002 and 2001, were as follows:

	Millions of yen		
Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	**Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	**¥1,402,524**		**15.6**
Europe	**427,846**		**4.8**
Asia/Oceania	**1,467,335**		**16.4**
Other	**922,206**		**10.2**
Total	**¥4,219,911**	¥8,972,245	**47.0**

	Millions of yen		
Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	**Total volume of overseas transactions**	**Total volume of consolidated transactions**	*Ratio of overseas transactions(%)*
North America	**¥1,181,029**		**12.5**
Europe	**354,564**		**3.8**
Asia/Oceania	**1,557,657**		**16.5**
Other	**828,168**		**8.8**
Total	**¥3,921,418**	¥9,436,863	**41.6**

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Others ---------------- Africa, Latin America

(Note 3) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

(1)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Operating Segment

(billions of yen)

	FY01	FY00	Variance	Major factors
IT business	467.1	451.1	16.0	Increase in trading of communication system to Asia
Utility & infrastructure	329.8	424.6	-94.8	Decrease in power plant business for North America, increase in power plant business for Brunei and Vietnam, also in electric power consolidation business in UK notwithstanding
Plant & ship	600.7	511.4	89.3	Increase mainly in trading of energy & chemical plants for Africa and Central & South America, also increase in trading of ships
Transportation & industrial machinery	774.2	836.5	-62.3	Decrease mainly in construction machinery business
Energy	2,196.9	1,911.1	285.8	Increase in petroleum related trading of overseas business, etc.
Metals & mineral resources	476.1	523.8	-47.7	Decrease in trading of raw materials for steel, and market slump in non-ferrous and light metal etc.
Iron & steel	-	530.0	-530.0	Excluded from the operating segments as its business transferred to Marubeni Itochu Steel Inc. Its figure of the 1st half, 238.2 billion yen, is included in Corporate and Elimination
Chemicals	538.9	601.5	-62.7	Market slump in organic chemical and electronics-related material, mainly in Asia
Forest products & general merchandise	728.5	794.3	-65.8	Market slump mainly in paper-related, log and plywood
Agri-marine products	1,044.8	1,052.8	-8.0	Decrease in trade mainly in livestock products
Textile	438.4	488.9	-50.5	Domestic market slump and re-examination of low-profit business
Development & construction	184.9	207.5	-22.6	Decrease mainly in domestic business
Finance & logistics business	46.5	-	46.5	Added as one of the operating segments from FY2001
Domestic branches and offices	297.4	435.2	-137.8	Decrease in domestic trade mainly because of the business transfer to Marubeni Itochu Steel Inc.
Overseas corporate subsidiaries and branches	1,100.1	1,229.3	-129.2	Business transfer to Marubeni Itochu Steel Inc., and decrease in Machinery
Corporate and elimination, etc.	-251.9	-561.2	309.2	
Consolidated	8,972.2	9,436.9	-464.6	

(1)-2 Major Reasons for Increase and Decrease for Gross Trading Profit by Operating Segment

(billions of yen)

	FY01	FY00	Variance	Major factors
IT business	33.2	41.3	-8.1	Decrease in overseas business, increase in sales cost in accordance with capital investments, and market downturn in IT-related business
Utility & infrastructure	10.6	10.1	0.4	Increase in power plant business for Brunei, Vietnam and India, in electric power consolidation business in UK, and domestic power business
Plant & ship	10.3	20.2	-9.9	Decrease in industrial plant trading mainly for China and South-East Asia, increase in energy and chemical plant trading for Africa notwithstanding
Transportation & industrial machinery	52.5	53.2	-0.7	
Energy	30.3	31.3	-1.0	Decrease in natural resource development business due to decline of oil price, increase in petroleum related trading notwithstanding
Metals & mineral resources	14.6	15.5	-0.9	Market slump and decrease in trading volume of electronics-related materials in IT-related business
Iron & steel	-	25.5	-25.5	Transferred to Marubeni Itochu Steel Inc. Its figure of the 1st half, 11.8 billion yen, is included in Corporate and Elimination
Chemicals	28.7	29.6	-0.9	Decrease in trading volume due to market slump of organic chemical and electronics-related material, etc., mainly in Asia
Forest products & general merchandise	40.8	44.0	-3.2	Weakening of pulp price, decline in profit ratio in paper related business, and decrease in trading volume of log and plywood
Agri-marine products	60.3	65.0	-4.8	Decrease mainly in livestock products and grain
Textile	28.1	30.6	-2.4	Decline in profit margin of domestic and import tradings
Development & construction	32.2	29.1	3.1	Profit margin improvement
Finance & logistics business	6.8	-	6.8	Added as one of the operating segments from FY2001
Domestic branches and offices	6.6	11.4	-4.8	
Overseas corporate subsidiaries and	74.7	69.9	4.8	
Corporate and elimination, etc.	7.3	3.0	4.3	
Consolidated	436.8	479.8	-43.0	

(1)-3 Major Reasons for Increase and Decrease for Net Profit by Operating Segment

(billions of yen)

	FY01	FY00	Variance	Major factors
IT business	-35.6	-3.5	-32.1	Restructuring cost with regard to Vectant and others
Utility & infrastructure	2.0	-3.5	5.5	Mainly in provision for doubtful accounts decreased
Plant & ship	-30.2	-14.0	-16.2	Decrease in gross trading profit, and increase in restructuring costs regarding PT Chandra Asri etc.
Transportation & industrial machinery	-6.3	-10.5	4.2	Decrease mainly in provision for doubtful accounts
Energy	5.5	8.4	-2.9	Decrease in gross trading profit and equity in earnings
Metals & mineral resources	-1.4	2.7	-4.1	Increase in restructuring costs
Iron & steel	-	-2.4	2.4	Transferred to Marubeni Itochu Steel Inc. Its figure of the 1st half, -10.6 billion yen, is included in Corporate and Elimination
Chemicals	2.1	3.8	-1.7	Decrease in equity in earnings of TV parts business in China, in addition to decrease in gross trading profit
Forest products & general merchandise	3.1	8.0	-5.0	Decrease in gross trading profit and decline of equity in earnings of pulp & paper business in North America
Agri-marine products	-6.5	8.7	-15.2	Increase in restructuring costs, such as appraisal loss for Lawson stock etc.
Textile	1.4	-3.5	4.8	Decrease mainly in provision for doubtful accounts
Development & construction	-23.4	-5.4	-18.0	Increase in restructuring costs, such as impairment charges to fixed-assets
Finance & logistics business	0.4	-	0.4	Added as one of the operating segments from FY2001
Domestic branches and offices	-1.4	1.1	-2.5	Increase in restructuring costs
Overseas corporate subsidiaries and	-11.4	-1.4	-10.0	Increase in restructuring costs in Marubeni America Corporation and Marubeni Europe p.l.c.
Corporate and elimination, etc.	-14.7	26.4	-41.2	Increase in appraisal losses for marketable securities of financial institutions etc., and decrease in fixed asset profit/loss
Consolidated	-116.4	15.0	-131.5	

(1)-4 Major Reasons for Increase and Decrease for Total Assets by Operating Segment

(billions of yen)

	FY01	FY00	Variance	Major factors
IT business	263.4	303.4	-40.0	Sales of investment securities and posting of appraisal losses etc., by subsidiaries
Utility & infrastructure	212.8	198.6	14.2	Increase in advanced payments concerning overseas power projects, increase in investments, and expansion in assets caused by a new electric power consolidation business in UK etc.
Plant & ship	402.3	573.7	-171.4	Decrease due to changes in status of ship-related company (subsidiary -> affiliated), and decrease in account receivables caused by repayment before maturity
Transportation & industrial machinery	329.1	447.1	-117.9	Transfer of a leasing subsidiary to Finance & Logistics Business Division, and decrease in account receivables
Energy	351.5	319.0	32.5	Increase due to expansion of trading volume in overseas petroleum business
Metals & mineral resources	177.8	207.5	-29.7	Decrease in account receivables
Iron & steel	-	251.5	-251.5	Transferred to Marubeni Itochu Steel Inc.
Chemicals	165.7	180.4	-14.7	Decrease in account receivables
Forest products & general merchandise	331.8	381.9	-50.1	Decrease in account receivables
Agri-marine products	346.5	350.1	-3.6	
Textile	150.5	184.1	-33.6	Decrease mainly in account receivables
Development & construction	398.5	426.3	-27.8	Impairment charges to fixed assets and decrease in property for sale
Finance & logistics business	340.4	-	340.4	Added as one of the operating segments from FY2001
Domestic branches and offices	92.5	170.6	-78.1	Decrease mainly caused by the business transfer of steel product business to Marubeni Itochu Steel Inc.
Overseas corporate subsidiaries and branches	563.1	559.1	4.0	
Corporate and elimination, etc.	679.9	767.4	-87.4	
Consolidated	4,805.7	5,320.6	-514.9	

(2)-1 Major Reasons for Increase and Decrease for Total Volume of Trading Transactions by Geographical Segment

(billions of yen)

		FY01	FY00	Variance	Major reasons for increase and decrease
Japan	Parent	6,151.7	6,738.0	-586.3	Decrease due to business transfer in iron and steel
	Subsidiaries	2,012.1	2,208.8	-196.7	ditto
	Total	8,163.8	8,946.8	-783.0	
North America	Overseas Corporate Subsidiaries/Branches	711.0	746.5	-35.5	Decrease in Marubeni America (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	888.9	601.3	287.6	Increase in energy related business
	Total	1,599.9	1,347.8	252.1	
Europe	Overseas Corporate Subsidiaries/Branches	130.5	141.2	-10.7	Decrease in Marubeni Europe p.l.c. (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	235.6	197.7	37.9	Increase in automobile related business
	Total	366.1	338.9	27.2	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	227.8	301.0	-73.1	Decrease in Marubeni Austraria (Mainly in agri-marine products)
	Other Subsidiaries	372.6	401.4	-28.8	Decrease in energy related business
	Total	600.5	702.4	-101.9	
Others	Overseas Corporate Subsidiaries/Branches	8.1	20.1	-11.9	Decrease in Johanesburg Branch (Mainly in IT related business)
	Other Subsidiaries	812.3	767.9	44.3	Increase in energy related business
	Total	820.4	788.0	32.4	
Elimination		-2,578.4	-2,687.1	108.7	
Consolidated Total		8,972.2	9,436.9	-464.6	

(2)-2 Major Reasons for Increase and Decrease for Operating Profit by Geographical Segment

(billions of yen)

		FY01	FY00	Variance	Major reasons for increase and decrease
Japan	Parent	-26.4	-3.5	-22.8	Due to decrease of gross trading profit
	Subsidiaries	12.3	21.0	-8.7	Decrease in construction machinery
	Total	-14.1	17.5	-31.6	
North America	Overseas Corporate Subsidiaries/Branches	4.1	8.3	-4.2	Decrease in Marubeni America (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	-9.7	-7.0	-2.7	Decrease in IT related business
	Total	-5.6	1.3	-6.9	
Europe	Overseas Corporate Subsidiaries/Branches	-2.8	-0.1	-2.7	Decrease in Marubeni Europe p.l.c. (Mainly due to business transfer of iron and steel)
	Other Subsidiaries	5.4	3.7	1.6	Increase in automobile related business
	Total	2.6	3.7	-1.1	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	0.6	1.8	-1.2	Decrease in Marubeni Singapore Pte. Ltd. (Mainly due to business transfer of iron and steel)
	Other Subsidiaries	11.6	10.7	0.9	Increase in mineral resources related business
	Total	12.2	12.5	-0.3	
Others	Overseas Corporate Subsidiaries/Branches	0.2	0.3	-0.0	
	Other Subsidiaries	5.5	6.0	-0.5	
	Total	5.8	6.2	-0.5	
Elimination		-0.0	0.3	-0.3	
Consolidated Total		0.8	41.5	-40.7	

(2)-3 Major Reasons for Increase and Decrease for Total Assets by Geographical Segment

(billions of yen)

		Mar-02	Mar-01	Variance	Major reasons for increase and decrease
Japan	Parent	1,357.8	1,635.9	-278.2	Decrease due to business transfer in iron and steel
	Subsidiaries	1,040.0	1,122.1	-82.1	ditto
	Total	2,397.7	2,758.0	-360.3	
North America	Overseas Corporate Subsidiaries/Branches	262.2	266.2	-4.0	Decrease in Marubeni America (Mainly due to business transfer in iron and steel)
	Other Subsidiaries	158.9	131.6	27.3	Increase in energy related business
	Total	421.1	397.8	23.2	
Europe	Overseas Corporate Subsidiaries/Branches	68.5	87.5	-19.0	Decrease in Marubeni Europe p.l.c. (Decrease in financial intermediary business)
	Other Subsidiaries	141.2	178.5	-37.3	Decrease in a financial subsidiary
	Total	209.8	266.1	-56.3	
Asia / Oceania	Overseas Corporate Subsidiaries/Branches	52.5	74.9	-22.4	Decrease in Marubeni Hong Kong (Decrease in financial intermediary business)
	Other Subsidiaries	123.8	129.4	-5.6	Decrease in energy related business
	Total	176.3	204.3	-28.0	
Others	Overseas Corporate Subsidiaries/Branches	2.3	2.4	-0.1	
	Other Subsidiaries	86.6	149.7	-63.1	Decrease in plant & ship related business
	Total	88.9	152.1	-63.2	
Elimination		-126.2	-191.2	65.0	
Consolidated Total		3,167.6	3,587.1	-419.5	

Marubeni Corporation

7. Risk Exposure to Specific Countries

(As of March 31, 2002)

(millions of US dollars)

Country	Deferred Payment	Investment	Guaranty	Loan	Gross	Net
China	30	196	172	371	769	663

South East Asia

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Indonesia	4	363	250	1,354	1,970	1,546
Philippines	2	222	63	226	514	501
Thailand	2	199	188	23	412	412
Total	8	784	501	1,603	2,896	2,459

Latin America

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Brazil	44	55	190	174	463	272
Mexico	1	10	5	260	277	277
Argentina	15	3	0	17	35	35
Total	60	68	195	451	775	584

South Asia

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Pakistan	5	6	47	86	145	145
India	2	73	0	18	93	93
Total	7	79	47	104	238	238

Others

Country	Deferred Payment	Investment	Guarantee	Loan	Gross	Net
Turkey	10	9	7	179	205	204
Nigeria	16	0	0	147	163	154
Russia	26	22	0	21	69	66
Total	52	31	7	347	437	424

・Risk exposure of SPC's is included in the the countries where its actual investments are made.
・"Net" indicates an amount which is deducted from "Gross" by a hedged portion covered by trade insurances and/or collaterals located in third countries, and so forth.
・"Loan" is composed of short-term loan receivables, rescheduled receivables, temporarily payment related to guarantee, and government and corporate bond receivables, in addition to long-term loan receivables.
・Short-term account receivables other than loan receivables are not included.
・Allowance for impaired investments on associated companies accounted for by equity method, as well as allowance for doubtful accounts are not included.

8. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	Mar-02	Mar-01
Real Estate for Sale (Consolidated Base)	131.8	144.8
Real Estate for Lease (Consolidated Base)	151.3	165.1

9. Disposition of Employees (Non-consolidated basis)

①By Office Location

	October 2000	April 2001	October 2001	April 2002	
					Variance from April 2001
Head Office	2,445	2,178	1,987	1,929	-249
Domestic branches	344	301	231	185	-116
Domestic group firms	1,185	1,311	1,275	1,292	-19
Overseas branches and corporate subs.	904	862	764	689	-173
North America	203	190	167	147	-43
Europe	147	141	126	115	-26
Asia	396	385	336	308	-77
Latin America	59	53	48	41	-12
Others	99	93	87	78	-15
Total	4,878	4,652	4,257	4,095	-557

②By Division

	October 2000	April 2001	October 2001	April 2002	
					Variance from April 2001
Machinery Accounting*1	85	43	43	-	-
IT Business	252	281	275	237	-44
Utility & Infrastructure	180	190	190	195	+5
Plant & Ship	237	222	193	186	-36
Transportation & Industrial Machinery	301	288	267	250	-38
Energy	202	202	200	202	+0
Metals Administration *2	31	-	-	-	-
Metals & Mineral Resources	165	149	142	139	-10
Iron & Steel	302	290	100	93	-197
Agri-Marine Products	270	279	267	259	-20
Chemicals	305	293	288	284	-9
Forest Products & General Merchandise	273	265	258	250	-15
Development & Construction	152	164	165	166	+2
Textile	325	311	301	291	-20
Finance & Logistics Business	-	133	124	121	-12
Business Incubation	-	8	8	9	+1
Corporate Staff, Others	684	475	462	483	+8
Total Core Staff	3,764	3,593	3,283	3,165	-428
Assistant Staff, others	1,114	1,059	974	930	-129
Total	4,878	4,652	4,257	4,095	-557

*1 Transferred to Accounting Dept. at Corporate from April 2002.

*2 Since April 2001, administrative staffs have been transferred to 2 Metal divisions.

③Future Plans of Employment

- Plan for employment of core staff : around 50 employees
- Prospected number of staff as of April 2003 approx. 4,000 employees

<Reference>

Number of employees (Consolidated basis) : 31,303 employees as of September 30, 2001

Transition of Consolidated Financial Results

(billions of yen)

	FY1997	1st Half FY1998	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001
Total volume of trading transactions	13,640.5	5,803.3	11,960.2	4,688.8	10,222.4	4,499.5	9,436.9	4,525.2	8,972.2
Gross trading profit	534.5	265.3	522.4	241.3	453.5	242.1	479.8	220.4	436.8
Selling, general and administrative expenses	-440.0	-227.2	-458.2	-209.8	-411.5	-199.2	-400.4	-199.9	-392.1
Provision for doubtful accounts	-9.1	-5.8	-51.3	-6.0	-25.7	-14.0	-37.9	-39.4	-43.9
Operating income	85.4	32.3	12.8	25.6	16.3	28.9	41.5	-18.8	0.8
Other profits・expenses	-30.5	-7.3	-162.7	-19.3	-10.9	-20.0	-34.8	-140.0	-165.9
Interest expense-net	-27.4	-18.3	-36.2	-17.3	-32.6	-14.5	-29.5	-15.1	-29.5
Dividends	6.5	3.9	6.0	2.9	5.2	3.0	7.7	4.4	7.5
Gain (loss) on investment securities	-0.7	8.4	-100.9	20.8	49.3	3.8	2.3	-81.8	-83.8
Gain (loss) on property and equipment	0.8	1.7	0.5	-7.8	-4.8	5.2	3.7	-41.7	-43.6
Other-net	-9.6	-3.0	-32.2	-17.9	-28.1	-17.4	-19.0	-5.7	-16.5
(Liquidation and disposal losses related to associated firms)	-7.3	0.0	-7.9	-6.2	-7.8	-7.9	-9.2	-3.2	-16.7
Income before taxes and equity in earnings (losses)	54.9	25.0	-149.9	6.2	5.4	8.8	6.7	-158.8	-165.2
Equity in earnings (losses)	-7.0	-0.4	-6.7	-2.0	3.7	9.7	16.9	-9.0	-18.9
Net income (loss)	17.2	7.2	-117.7	3.3	2.1	6.1	15.0	-107.0	-116.4
Core earnings	94.0	41.6	70.9	39.9	85.4	55.6	106.2	15.9	33.3 (*)
Spread	66.6	23.3	34.7	22.6	52.8	41.1	76.7	0.8	3.8 (*)
Restructuring costs	-21.4	N/A	-185.2	-35.2	-91.5	-40.0	-88.6	-198.5	-239.0
Gains from sales of assets	5.1	N/A	5.8	28.5	68.0	20.6	38.8	11.8	25.2

(*) *Core earnings after adjustments of restructuring costs and Spread for 1st Half of FY2001 were 30.1 and 15.0, respectively.*

(*) Core earnings after adjustments of restructuring costs and Spread for FY2001 were 56.1 and 26.6, respectively.

	FY1997	1st Half FY1998	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001
Total assets	7,388.1	7,389.2	6,511.8	6,204.8	5,584.4	5,389.1	5,320.6	5,255.2	4,805.7
Current assets	5,060.6	4,899.7	3,975.7	3,722.8	3,213.9	2,870.0	2,772.8	2,753.1	2,487.6
Fixed assets and others	2,327.5	2,489.5	2,536.2	2,482.0	2,370.5	2,519.1	2,547.8	2,502.1	2,318.1
Interest-bearing debt	4,915.0	5,110.6	4,546.7	4,310.5	3,736.1	3,496.8	3,428.4	3,511.5	3,184.9
Cash and cash equivalents	482.9	655.4	580.2	604.0	407.7	321.4	338.5	391.2	472.0
Interest-bearing debt-net	4,432.1	4,455.2	3,966.5	3,706.5	3,328.4	3,175.4	3,089.8	3,120.3	2,712.9
Shareholders' equity	475.3	426.4	354.0	380.8	324.3	309.4	342.3	270.7	263.9
Breakdown: Common stock	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0	194.0
Breakdown: Additional paid-in capital	217.0	217.0	217.0	217.0	217.0	217.0	217.0	217.0	217.0
Breakdown: Retained earnings	131.3	133.9	9.1	7.9	6.6	12.8	21.7	-85.3	-94.8
Breakdown: Unrealized gains (losses) on investment securities arising during period	-6.8	-73.0	15.6	51.1	23.3	-1.1	-14.2	9.8	0.4
Breakdown: Net currency translation adjustments	-34.2	-20.3	-52.0	-59.0	-86.3	-82.9	-76.0	-64.3	-51.8
Breakdown: Minimum pension liability adjustment	-26.1	-25.3	-29.6	-30.3	-30.4	-30.4	-0.2	-0.2	-0.2
Breakdown: Net unrealized losses on derivatives	—	—	—	—	—	—	—	-0.3	-0.7

(Note) All figures have been rounded off to one tenth of billions of yen, and no fraction adjustments have been made.

Financial Ratios

	FY1997	1st Half FY1998	FY1998	1st Half FY1999	FY1999	1st Half FY2000	FY2000	1st Half FY2001	FY2001
ROA	0.23%	0.10%	—	0.05%	0.03%	0.11%	0.28%	—	—
ROE	3.49%	1.59%	—	0.91%	0.61%	1.93%	4.51%	—	—
Net Debt-to-Equity Ratio	9.3	10.4	11.2	9.7	10.3	10.3	9.0	11.5	10.3
Shareholders' equity-to Total assets Ratio	6.43%	5.77%	5.44%	6.14%	5.81%	5.74%	6.43%	5.15%	5.49%
Current Ratio	119.2%	114.4%	111.7%	114.7%	113.7%	104.2%	101.8%	102.0%	101.9%

II. Consolidated Financial Prospects for FY2002, Ending March 31, 2003

Consolidated Financial Prospects

for FY2002 Ending March 31, 2003

(billions of yen)

	FY2002 Prospects	FY2001 Results	Increase Decrease	Major Reasons for Increase/Decrease
Total volume of trading transactions (trillions of yen)	8.6	9.0	-0.4	
Gross trading profit	450.0	436.8	13.2	
SG&A expenses	-365.0	-436.0	71.0	Decrease in provision for Bad Debt, Personal and Welfare Expenses
Operating profit (loss)	85.0	0.8	84.2	
Income before income taxes and equity in earnings (losses)	48.0	-165.1	213.1	Decrease in losses related to restructuring of businesses
Provision for income taxes	-29.0	67.7	-96.6	
Income before equity in earnings (losses)	19.0	-97.5	116.5	
Equity in earnings (losses)-net	11.0	-18.9	29.9	Decrease in losses related to restructuring of businesses
Net income	30.0	-116.4	146.4	

Gross Trading Profit by Operating Segment

(billions of yen)

	FY2002 Prospects	FY2001 Results	Increase Decrease	Major Reasons for Increase/Decrease
IT Business	46.2	33.2	13.0	Increase in Vectant and other subsidiaries
Utility and Infrastructure	13.7	10.6	3.2	Increased orders for power plants and infrastructure-related projects
Plant and Ship	14.0	10.3	3.7	Increased orders for manufacturing plants
Transportation and Industrial Machinery	53.3	52.5	0.9	
Energy	30.9	30.3	0.6	
Metals and Mineral Resources	14.7	14.6	0.1	
Chemicals	30.8	28.7	2.1	Increase in overseas subsidiaries
Forest Products and General Merchandise	41.9	40.8	1.0	Increase in overseas subsidiaries
Agri-Marine Products	59.5	60.3	-0.8	
Textile	25.9	28.1	-2.3	Decrease in apparel related businesses
Development and Construction	34.8	32.2	2.7	Increase in condominium sales
Finance & Logistics Business	7.4	6.8	0.6	
Domestic Branches and Offices	6.2	6.6	-0.4	
Overseas Branches	76.3	74.7	1.6	Increase in Marubeni America Corp.
Corporate and Administration etc.	-5.5	7.3	-12.8	Decrease due to the transfer of steel and iron product businesses to Marubeni-Itochu Steel Inc.
Total	450.0	436.8	13.2	

(Note) All figures have been rounded off to one tenth of billions of yen, and no fraction adjustments have been made.

(Reference)

Non-consolidated Financial Prospects

for FY2002 Ending March 31, 2003

(billions of yen)

	FY2002 Prospects	FY2001 Results	Increase/ Decrease
Total volume of trading transactions (trillions of yen)	6.7	7.3	-0.6
Ordinary profit	20.0	23.4	-3.4
Profit before tax	10.0	-169.5	1,795
Dividend (yen)	3.00	0.00	-

Intentional Blank

Reference

May 14, 2002

Summary of Consolidated Financial Statements for FY2001

(US GAAP basis)

Company name : Marubeni Corporation (http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Osaka

Enquiries : (Tokyo) Name WATANABE, Shinya TEL(03)3282-4802
Title Deputy General Manager, Corporate Communications & Investor Relations Dept.

Date of Director meeting for FY2001 Financial Results : May 14, 2002

Adoption of US GAAP : YES

1. Consolidated financial results for FY2001(April 1, 2001 - March 31, 2002)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
FY2001	8,972,245	-4.9	776	-98.1	-165,155	-
FY2000	9,436,863	-7.7	41,482	154.0	6,688	23.4

	Net income		Earnings per Share	Diluted EPS	Net income/ shareholders' equity	Income before taxes & equity in earnings/ total assets	Income before taxes & equity in earnings/ total volume of trading transactions
	(millions of yen)	(%)	(yen)	(yen)	(%)	(%)	(%)
FY2001	-116,418	-	-77.92	-	-38.4	-3.3	-1.8
FY2000	15,036	629.9	10.06	9.40	4.5	0.1	0.1

(Note) [1] Equity in earnings-net FY2001 -18,937 million yen
FY2000 16,874 million yen

[2] Average number of outstanding shares for the term (Consolidated basis) FY2001 1,493,990,899
FY2000 1,494,018,855

[3] Any changes of accounting method? No

[4] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous year

(2)Consolidated balance sheet

	Total assets	Shareholders' equity	Shareholders' equity/ total assets	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
FY2001	4,805,669	263,895	5.5	176.64
FY2000	5,320,604	342,297	6.4	229.11

(Note) Number of outstanding shares at the end of the term (Consolidated basis) FY2001 1,493,932,693
FY2000 1,494,017,315

(3)Consolidated cash flow (millions of yen)

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
FY2001	198,456	74,504	-150,104	466,642
FY2000	179,305	187,993	-456,125	329,811

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 354 Affiliated companies 161

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 19 (Excluded) 77 Affiliated companies(Newly included) 18 (Excluded) 43

2. Forecast of consolidated financial results for FY2002(April 1, 2002 - March 31, 2003)

(millions of yen)

	Total volume of trading transactions	Net income
For the 1st six months ending September 30, 2002	4,200,000	12,000
For the year ending March 31, 2003	8,600,000	30,000

Forecasted EPS for the year ending March 31, 2002 20.08 (yen)

Remark: The above forecast is based upon available infromation and assunmption, at announcement date, about uncertain factors which would influence upon future business.
Actual results might be influenced by various factors in the future.
Assumptions of the above forecast are mentioned in page 13

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in high-tech industries.

The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective April 1, 2001, the Company added ***Finance and Logistics Business*** to its operating segments, whereas ***Iron and Steel*** was excluded in accordance with business transfer to Marubeni-Itochu Steel Inc., effective October 1, 2001.

Below are our products and services and some of our major group firms by operating segment.

IT Business: This group handles information technology-related businesses such as IP network infrastructures, overseas communication plants, cellular phones, whole and retail sales of hardware and software for personal computers, medical healthcare, BS/CS broadcasting, ASP/ISP and others, both domestically and internationally.

Subsidiaries: Marubeni Infotec Corporation(*), Marubeni Telecom Co., Ltd.(*), Vectant, Inc.

Affiliated companies: Sofmap Co., Ltd., Japan Cablenet Holdings Ltd.

Utility and infrastructure: This group develops and promotes the privatization of electricity, water supply and sewerage, and garbage businesses both domestically and internationally. In addition, the group promotes construction, installment and supply businesses related to railroads, airports, harbors, bridges and others.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Ventures, Inc.

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S., EVER POWER IPP

Plant and ship: This group builds and delivers a wide variety of plants and participates in investments in plant businesses both domestically and internationally. In addition, it operates, leases, holds and navigates cargo boats and tankers.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Koyo Line, Ltd.

Affiliated companies: Pt. Chandra Asri, Royal Maritime

Transportation and industrial machinery: This group imports and exports vehicles, construction machines, agricultural machines, economical and industrial machines, airplanes, defense-related machines and aerospace-related machines both domestically and internationally, and markets them in Japan.

Subsidiaries: Marubeni Aerospace Corporation, Marubeni Auto & Construction Machinery (America),Inc

Affiliated companies: Kubota Europe S.A., Unipres U.S.A. Inc.

Energy: This group is composed of products related to energy such as oil, gas, nuclear energy and coal. It also enters into various sorts of businesses which benefit from the development of resources through such as retail gas stations.

Subsidiaries: Marubeni Energy Corporation, MIECO Inc.

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells light metals both domestically and internationally, in addition to processing and selling raw materials steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd. Marubeni Aluminium Australia Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd.

Chemicals: This group handles various chemical products from raw materials to hi-tech products as well as IT-related products in response to the various needs of its domestic and international consumers.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Shanghai Asahi Electronic Glass Co., Ltd., Dampier Salt Limited

Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and wallpaper, and takes part in afforestation projects in Japan and internationally.

Subsidiaries: Marubeni Pulp & Paper Sales Co.,Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd.

Affiliated companies: Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Agri-marine products: This group produces and handles all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials and fodder and manure in addition to distributing these products on a worldwide basis.

Subsidiaries: Pacific Grain Terminal Ltd., Ten Corporation(*), Cia. Iguaçu de Café Solúvel

Affiliated companies:. Yamaboshiya Co., Ltd., The Maruetsu, Inc., Katakura Chikkarin Co., Ltd.

Textile: With one consistent organization handling various textile-related goods from raw materials through products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Subsidiaries: Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd, Marubeni Textile Asia Ltd.

Affiliated companies: Erawan Textile Co., Ltd.

Development and construction: This group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating internationally as a general area developer.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co.,Ltd.

Affiliated companies: Tipness Limited, Koshigaya Community Plaza Corporation

Finance and logistics business: Both in domestic and overseas, investment finance, non-bank business, and insurance business/ investment in logistics infrastructure, forwarding, and third party logistics improving the efficiency of distribution systems in SCM.

Subsidiaries: Marubeni General Leasing Corporation, Marubeni Logistics Corporation, Marubeni International Finance p.l.c.

Affiliated companies: Eastern Sea Leam Chabang Terminal Co.,Ltd.

Domestic branches and offices: Domestic branches and offices are located at many places in Japan, including the Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu areas, and handle various merchandise and carry out related activities.

Subsidiaries: IMT Corporation

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located all over the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company

Affiliated companies: ATC Inc.

Corporate and administration, etc.: Financial services, group finance, etc.

Subsidiaries: Marubeni Finance Corporation, Marubeni Management Resources Corp.

Affiliated companies: Marubeni-Itochu Steel Inc. Fuyo General Lease Co., Ltd.

(*)Domestic listed subsidiaries:

Marubeni Infotec Corporation (Tokyo Stock Exchange Section 2, Name changed from Kanto Electronics Corporation, since October 1, 2001)
Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),
Ten Corporation (JASDAQ)

Marubeni Corporation

Management Policy

(1) Basic Management Policy and Managerial Tasks

With the implementation of its *'@ction21 "A" PLAN'* management plan, Marubeni ("the Company") has brought forward the reorganization of unprofitable business areas. At the same time, predicting a further worsening of the economic environment, the Company enacted a wide-ranging initiative to reduce the risks of further losses. Under this initiative, the Company wrote off or made provisions for marketable securities, receivables, businesses, investments, and fixed assets. As a result, the Company posted a net loss of 116.4 billion yen for FY2001.

In FY2002, the Company will continue to restructure unprofitable business areas using the above-mentioned financial measures. These changes will lead to increases in profitability and far-reaching cost reductions. The Company plans to tie these gains into achieving the FY2002 net income target of 30 billion yen established under the *"A" PLAN*.

The Company's new medium-term management plan, due to run for three years from FY2003, also positions "improving financial structures" and "reinforcing profit bases" as key issues for management. Aiming to achieve these goals at an early date, the Company will cut back its high-risk assets, replacing them instead with assets of the highest quality. This move will represent an important step in the Company's efforts to improve profit ratios.

More specifically, the Company adopted PATRAC (Profit After Tax less Risk Asset Cost) as its primary financial indicator, to ensure that risks are appropriate to returns. Another new step will be the introduction of the Portfolio Unit System to allow the appropriate segmentation of management units. Individual units will be placed into categories for expansion, reinforcement, support, restructuring or withdrawal. Restructuring will also take place based around business strategy models drawn up to cater to different business formats and approaches. In this manner, the Company will ensure that the Marubeni Group is composed of only the most robust business areas.

In addition to the above steps, the Company founded a Compliance Committee in April, 2002. Under the direct authority of the President and CEO, this committee will make sure that laws are abided by, corporate ethics are exemplary, and that the utmost efforts are dedicated to accident prevention.

(2) Basic Policy Regarding the Appropriation of Retained Earnings

Providing shareholders with steady dividend payments ranks alongside increasing shareholders' equity and improving return on equity (ROE) as one of the management's important responsibilities. The Company, however, decided to forgo the payment of the fiscal year-end cash dividends for FY2001, due to a large amount of loss for the term.

The Company plans to pay year-end cash dividends of 3 yen for FY2002.

(3) Management and Administrative Structure

The Company assigns the authority required to conduct everyday business to the division head level. The Business Division has a self-sufficient structure, with staff organized in a manner optimally suited to its requirements. Corporate Staff Group is responsible for macro-control issues, such as group-wide capital budgeting and risk exposure control.

The Company's management system, including the Board of Directors, is arranged in the following manner.

Board of Directors:
The Board of Directors consisted of nine members as of April 2002, and is responsible for the scrutiny of, and decision-making relating to, items pertaining to laws and the Company's articles of incorporation, and other important management issues. Board meetings take place once a month as a general rule, with the President and CEO acting as Chairman.

Corporate Management Committee:
The Corporate Management Committee consists of the President and CEO, the Representative Directors, Advisors to the President and CEO, and other directors designated by the President and CEO, and conducts investigations and discussions relating to major management issues and other issues pertinent to the whole company. Meetings take place twice a month as a general rule, with the President and CEO acting as Chairman.

Committee of Chief Operating Officers:
The Committee of Chief Operating Officers consists of the President and CEO, the Representative Directors, Advisors to the President and CEO, Chief Operating Officers, Executive Corporate Officers, the General Manager for North America & Central America, the General Manager for Europe, and the Corporate Officer of Risk Management Division. The committee is responsible for investigating and discussing issues relating to management planning, budgeting, financial results, capital planning, and operations. Meetings are conducted four times a year as a general rule, with the President and CEO acting as Chairman.

Committee of Executive Officers:
The Committee of Executive Officers consists of the President and CEO, directors designated by the President and CEO, the Executive Corporate Officer of the Corporate Planning & Coordination Department, and Executive Officers. Its responsibilities include communicating decisions made by the Board of Directors, the Corporate Management Committee and the Committee of Chief Operating Officers to Executive Officers, and investigating and reporting on other issues pertaining to business operations. Meetings take place once a month as a general rule, with the Executive Corporate Officer of the Corporate Planning & Coordination Department acting as chairman.

Marubeni Corporation

Financial Results and Conditions

1. Financial Results

(1) Outline for Fiscal Year 2001

<Business Environment>

During the year under review, the US economy slowed from spring 2001, the pace of growth fell heavily in Europe, and Asian economies generally lacked steam.

The United States experienced a full-scale correction in the aftermath of a capital investment downturn centered on information technology (IT). There were fears that the economy would slow even further following the terrorist attack of September 11, 2001. However, from early 2002, the economy showed signs of bottoming out as interest rates and tax reductions began to take effect and inventory adjustments progressed.

European economies were generally dull, reflecting slower growth in personal consumption and a decline in capital investment, as well as a downturn in exports amid a sluggish global economy.

In Asia, Singapore and Taiwan, which depend heavily on IT-related exports, suffered economic retrogression. Other ASEAN nations suffered fall in production and exports, where economic momentum slowed down. Korean economy showed signs of bottoming out as indicated by surging stock prices or upward trend in production, reflecting the progress of structural reforms. In China, implementation of stimulatory fiscal policies and steady personal consumption supported the economy. Sluggish growth in exports, however, dulled overall economic expansion.

Russia showed firm growth, particularly in personal consumption, whereas Central and South America suffered a protracted economic stagnation, showed by substantial currency devaluation in Argentina.

As for Japanese economy for the term, decline in exports, particularly in IT related products, as well as a sustained mild deflation, expanded actual debt burden and put pressure on corporate profits. Personal consumption stagnated owing to worsened unemployment and incomes. The Bank of Japan promoted a quantitative easing and supplied ample funds to the markets. However, this approach did not prompt financial institutions to increase lending, so the effects were limited. On the positive side, there were signs of having bottomed out in manufacturing activity since early 2002. Also, stock prices turned up, then a crisis in the financial system was averted. Japan's current account surplus shrank owing to growing imports from China and elsewhere in Asia.

Marubeni Corporation

Financial Results and Conditions (continued)

<Consolidated Financial Results>

The summary of consolidated financial results for this term is as follows:

(billions of yen)

	FY2001	FY2000	Variance	
			Amount	%
Total volume of trading transactions	8,972.2	9,436.9	-464.6	-4.9%
Gross trading profit	436.8	479.8	-43.0	-9.0%
Operating profit	0.8	41.5	-40.7	-98.1%
Income before taxes and equity in earnings	-165.2	6.7	-171.8	-
Net income	-116.4	15.0	-131.5	-

Total Volume of Trading Transactions

On a consolidated basis, Marubeni's total volume of trading transactions dropped 4.9%, to ¥8,972.2 billion.

Trading Transactions by Type

Domestic transactions were off 13.9%, owing mainly to declines in Metals and Machinery. **Exports** rose 2.1%, on the strength of gains in Machinery.
Imports dropped 13.7%, primarily because of declines in Energy and Metals.
Offshore transactions increased 10.0%, as a result of improvements in Energy.

Total Volume of Trading Transactions and Gross Trading Profit by Operating Segment

(billions of yen)

	Total volume of trading transactions			Gross trading profit		
	FY2001	FY2000	Variance	FY2001	FY2000	Variance
IT Business	467.1	451.1	16.0	33.2	41.3	-8.1
Utility and Infrastructure	329.8	424.6	-94.8	10.6	10.1	0.4
Plant and Ship	600.7	511.4	89.3	10.3	20.2	-9.9
Transportation and Industrial Machinery	774.2	836.5	-62.3	52.5	53.2	-0.7
Energy	2,196.9	1,911.1	285.8	30.3	31.3	-1.0
Metals and Mineral Resources	476.1	523.8	-47.7	14.6	15.5	-0.9
Iron and Steel	-	530.0	-530.0	-	25.5	-25.5
Chemicals	538.9	601.5	-62.7	28.7	29.6	-0.9
Forest Products and General Mdse	728.5	794.3	-65.8	40.8	44.0	-3.2
Agri-Marine Products	1,044.8	1,052.8	-8.0	60.3	65.0	-4.8
Textiles	438.4	488.9	-50.5	28.1	30.6	-2.4
Development and Construction	184.9	207.5	-22.6	32.2	29.1	3.1
Finance & Logistics Business	46.5	-	46.5	6.8	-	6.8
Domestic Branches and Offices	297.4	435.2	-137.8	6.6	11.4	-4.8
Overseas Corporate Subsidiaries and Branches	1,100.1	1,229.3	-129.2	74.7	69.9	4.8
Corporate and Elimination etc.	-251.9	-561.2	309.2	7.3	3.0	4.3
Consolidated	8,972.2	9,436.9	-464.6	436.8	479.8	-43.0

IT Business transactions rose ¥16 billion or 3.6%, reflecting growth in telecommunication systems for other Asian countries. Gross trading profit for the segment fell ¥8.1 billion or 19.7%, because of declines of revenue in overseas projects, a higher cost of sales owing to capital expenditures, and deteriorating market conditions in IT product-related businesses.

Utility & Infrastructure transactions were down ¥94.8 billion or 22.3%. This followed a decrease in power station projects in North America, which offset rises in Brunei and Vietnam and gains in power consolidation operations in the United Kingdom. Gross trading profit in this segment climbed ¥0.4 billion, or 4.3%, on the back of power projects in Brunei, Vietnam and India, power consolidation operations in the United Kingdom and gains in Japanese domestic power operations.

Plant & Ship transactions advanced ¥89.3 billion or 17.5%, reflecting expanded transactions in energy plants, chemicals plants and ships in Africa and Latin America. Gross trading profit fell ¥9.9 billion or 49.2%, however, mainly because reduced transactions in industrial plants for China and Southeast Asia overcame gains in energy and chemicals plants in Africa.

Transportation & Industrial Machinery transactions slipped ¥63.2billion or 7.4%, mainly because of lower development machinery transactions. Gross trading profit was down ¥0.7 billion or 1.3%.

Energy transactions improved ¥285.8 billion or 15.0%, owing to increase of overseas oil trading. Gross trading profit dropped ¥1.0 billion or 3.1%, however, because of the lower profitability of resources development businesses amid declining crude oil prices.

Metals & Mineral Resources transactions were down ¥47.7 billion or 9.1%, as a result of reduced transactions in iron ore and sluggish nonferrous metals markets. Gross trading profit was off ¥0.9 billion or 6.0%, stemming from poor market conditions and reduced transactions in electronics materials for IT industry.

The Iron & Steel segment was excluded from business segment, as Marubeni transferred these operations to Marubeni-Itochu Steel Inc. as of October 1, 2001. From the above, its result of first half of FY2001 (Trading transactions ¥238.2 billion, Gross trading profit ¥11.8 billion) was included in **Corporate and Elimination**.

Chemicals transactions declined ¥62.7 billion or 10.4%, reflecting poor markets for such products as organic chemicals and electronic materials, particularly in Asia. Gross trading profit thus decreased ¥0.9 billion or 3.0% accordingly.

Forest Products & General Merchandise transactions were down ¥65.8 billion or 8.3%, owing to downturns in the markets for paper, logs and plywoods. Gross trading profit declined ¥3.2 billion or 7.2%, due to softening pulp prices, reduced margins in paper transactions and decreased transactions in logs and plywood.

Agri-Marine Products transactions fell ¥8.0 billion or 0.8%, owing primarily to lower transactions in livestock. Poorer margins on livestock and grain products hampered its gross trading profit down by ¥4.8 billion or 7.3%.

Marubeni Corporation
Financial Results and Conditions (continued)

Textiles transactions decreased ¥50.5 billion or 10.3%, owing to a slowdown in Japanese domestic trading and an overhaul of low-profitability operations. Gross trading profit was down ¥2.4 billion or 8.0%, as a result of decreasing margins in domestic and import trading.

Development & Construction transactions dropped ¥22.6 billion or 10.9%,because of falling business in Japan. Enhanced margins boosted gross trading profit by ¥3.1 billion or 10.5%.

Finance & Logistics Business transactions recorded ¥46.5 billion and its gross trading profit was 6.8 billion.

Domestic branches and office transactions dropped ¥137.8 billion or 31.7%, mainly reflecting the transfer of Marubeni's Iron & Steel business to Marubeni-Itochu Steel Inc. Gross trading profit was off ¥4.8 billion or 42.4%.

Overseas corporate subsidiaries and branches transactions fell ¥129.2 billion or 10.5%, as a result of the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. and a downturn in machinery-related transactions. Gross trading profit, however, advanced ¥4.8 billion or 6.8%.

As a result of the above factors, gross trading profit of the Company was off ¥43.0 billion or 9.0%, to ¥436.8 billion.

Operating profit slipped ¥40.7 billion or 98.1%, to ¥0.8 billion. This was due to an increase in the provision for doubtful accounts to prevent future possible losses, which overshadowed lower selling, general and administrative expenses resulting from a drive to cut costs.

Income before income taxes and equity in earnings was down ¥171.8 billion, to be deficit of ¥165.2 billion, owing to a decrease in operating profit and evaluation loss incurred on investment securities and fixed assets.

Income after income taxes and equity earnings (adopting income tax effects) decreased ¥95.6 billion, to ¥97.5.

Net income during FY2001 dropped ¥131.5 billion, to loss of ¥116.4 billion. This was due mainly to a decrease of ¥35.8 billion in equity in earnings of affiliated companies—net as a result of evaluation loss on fixed assets.

(2) Restructuring Cost and Gains from Disposal of Assets for FY2001

<Restructuring Cost>

(billions of yen)

Breakdown	Consolidated
Liquidation and disposal losses related to associated firms	-59.5
Losses related to investment securities and investment equity securities	-97.2
Provision for doubtful accounts	-52.6
Losses related to fixed assets	-29.7
Total	-239.0

Restructuring cost on consolidated basis for this term amounted to 239.0 billion yen. The losses related to associated firms are included in Gain (loss) on property and equipment, Other-net, and Equity in earnings (losses).

<Gains from Disposal of Assets>

(billions of yen)

Breakdown	Consolidated
Gains from sales of investment securities and investment equity securities and others	23.2
Gains from sales of fixed assets and others	2.0
Total	25.2

For this term, gains from sales of assets on consolidated basis are 25.2 billion yen, which are appropriated to the above-mentioned restructuring cost.

2. Consolidated Financial Conditions

Key line items in the consolidated balance sheets at year-end were as follows.

(billions of yen)

	March 31, 2002	March 31, 2001	Change
Total assets	4805.7	5,320.6	- 514.9
Shareholders' equity	263.9	342.3	- 78.4
Interest-bearing debt	3,184.9	3,428.4	- 243.5
Net interest-bearing debt	2,712.9	3,089.8	- 376.9
(Net debt-equity ratio)	10.28 times	9.03 times	+1.25 points

(billions of yen)

	March 31, 2002	March 31, 2001	Change
Net interest-bearing debt after factoring out impact of SFAS No. 133	2,673.2	3,089.8	- 416.6
(Net debt-to-equity ratio)	10.13 times	9.03 times	+1.10 points

At the close of the fiscal year ended March 31, 2002, consolidated total assets were ¥4,805.7 billion, down ¥514.9 billion. This owed to the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc., reviews of less profitable transactions, and business reorganizations and asset sales, which reduced notes and accounts receivable, inventories, investment securities and other investments and long-term receivables. Consolidated interest-bearing debt declined ¥243.5 billion, to ¥3,184.9 billion, reflecting reduction of total assets. Net interest-bearing debt after deducting cash and cash equivalents was down ¥376.9 billion, to ¥2,712.9 billion. Effective from this period, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (updated with SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), which boosted consolidated interest-bearing debt by ¥39.7 billion. After factoring out this impact, net interest-bearing debt fell ¥416.6 billion, to ¥2,673.2 billion.
Shareholders' equity dropped ¥78.4 billion, to ¥263.9 billion, reflecting net losses for the term, which offset a rise in accumulated other comprehensive gain/loss. Consequently, the net debt-to-equity ratio worsened 1.25 points from 9.03 times, to 10.28 times.

Net cash provided by operating activities increased ¥19.2 billion, to ¥198.5 billion, owed to efficient operations through reduction of receivables and inventories. Net cash provided by investing activities was ¥74.5 billion, due to sales and redemptions of marketable securities and investment securities, and collection of loans receivable, down ¥113.5 billion. Thus, free cash inflow for the period was ¥273 billion.
Net cash used in financing activities was ¥150.1 billion, after the free cash inflow was applied to reduce interest-bearing debts and enhance liquidity. As a result, cash and cash equivalents at year-end were up ¥136.8 billion, to ¥466.6 billion.

3. Forecast for Fiscal Year Ending March 31, 2003

1) Forecast of consolidated financial results

Forecast of financial results for the year ending March 31, 2003, is as follows.

(billions of yen)

	For the 1st six months ending Sept. 30, 2002 Prospect	**For the year to March 31, 2003 Prospect**	For the year to March 31, 2002 Actual
Total volume of trading transactions	**4,200.0**	**8,600.0**	8,972.2
Net income	**12.0**	**30.0**	- 116.4

Assumptions for the Forecast

In the fiscal year ending March 31, 2003, the Company expects US economy to maintain a recovery trend, reflecting steady personal consumption. Japanese economy is expected to bottom out, mainly due to export to US and Asia. Thus, the global economy will return to a generally positive condition.
Against that backdrop, the Company anticipates improved transactions in the Utility & Infrastructure and Plant & Ship businesses. Nonetheless, the total volume of trading transactions will possibly fall ¥372.2 billion, to ¥8,600.0 billion, owing to the transfer of Iron & Steel business to Marubeni-Itochu Steel Inc. and reduced Energy transactions. Net income from all business segments is expected to be improved due to further improvement of loss-making businesses, increasing profits from core business areas and far-reaching cost curtailment. Consequently, the Company expects to achieve the consolidated net income target of ¥30.0 billion established under *@ction21 "A" Plan.*

Major assumed factors

Foreign exchange rate: US$1 = approx.¥130

Short-term prime rate (Japan): 1.375%

Long-term prime rate (Japan): 2.2%

2) Forecasts for Assets, Liabilities and Shareholders' Equity

In the year ahead and beyond, the Company will continue to push forward with its endeavor to strengthen its financial position under its *@ction 21 "A" Plan*. As a result, at the end of March 31, 2003, consolidated total assets should be ¥4,400.0 billion, consolidated net interest-bearing debt after deducting cash and cash equivalents should be ¥2,500.0 billion, and consolidated shareholders' equity should stand at ¥290.0 billion.

Intentional Blank

Marubeni Corporation

Breakdown of Total Volume of Trading Transactions

Total volume of trading transaction by type:

	Millions of yen					
	March 31, 2002		March 31, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Domestic	¥ 3,232,883	36.0%	¥ 3,754,652	39.8%	¥ - 521,769	- 13.9%
Export	1,209,677	13.5%	1,184,653	12.5%	25,024	2.1%
Import	1,519,451	16.9%	1,760,793	18.7%	- 241,342	- 13.7%
Offshore	3,010,234	33.6%	2,736,765	29.0%	273,469	10.0%
Total	¥ 8,972,245	100.0%	¥ 9,436,863	100.0%	¥ - 464,618	- 4.9%

Total volume of trading transaction by product:

	Millions of yen					
	March 31, 2002		March 31, 2001			*Changes*
	Amount	%	Amount	%	Variance	*in %*
Machinery	¥ 2,279,414	25.5%	¥ 2,360,973	25.0%	¥ - 81,559	- 3.5%
Energy	2,308,831	25.7%	1,988,217	21.1%	320,614	16.1%
Metals	874,196	9.7%	1,326,967	14.1%	- 452,771	-34.1%
Chemicals	863,307	9.6%	909,064	9.6%	- 45,757	- 5.0%
Forest products and general merchandise	819,288	9.1%	901,502	9.5%	- 82,214	- 9.1%
Agri-marine products	1,112,431	12.4%	1,139,875	12.1%	- 27,444	- 2.4%
Textile	520,043	5.8%	587,368	6.2%	- 67,325	- 11.5%
Development and construction	194,735	2.2%	222,897	2.4%	- 28,162	- 12.6%
Total	¥ 8,972,245	100.0%	¥ 9,436,863	100.0%	¥ - 464,618	- 4.9%

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen			
	Year ended March 31			
	2002	**2001**	**Variance**	**Ratio**
Total volume of trading transactions	**¥ 8,972,245**	¥ 9,436,863	¥ - 464,618	- 4.9 %
Gross trading profit	**¥ 436,804**	¥ 479,754	¥ - 42,950	- 9.0 %
(ratio)	**(4.87%)**	(5.08%)		
Expenses:				
Selling, general and administrative expenses	**- 392,092**	- 400,356	8,264	- 2.1 %
Provision for doubtful accounts	**- 43,936**	- 37,916	- 6,020	15.9 %
Total	**- 436,028**	- 438,272	2,244	- 0.5 %
Operating profit	**776**	41,482	-40,706	- 98.1 %
Other income (expenses):				
Interest expense, net of interest income	**- 29,492**	-29,532	40	- 0.1 %
Dividends	**7,477**	7,692	- 215	- 2.8 %
Gain (loss) on investment securities	**- 83,814**	2,318	- 86,132	-
Gain (loss) on property and equipment	**- 43,636**	3,738	- 47,374	-
Other - net	**- 16,466**	- 19,010	2,544	-
Total	**- 165,931**	- 34,794	-131,137	-
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**- 165,155**	6,688	- 171,843	-
Provision for income taxes	**67,674**	- 8,526	76,200	-
Loss before equity in earnings (losses) of affiliated companies	**- 97,481**	- 1,838	- 95,643	-
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**- 18,937**	16,874	- 35,811	-
Net income (loss)	**¥ - 116,418**	¥ 15,036	¥ - 131,454	-

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	March 31		
	2002	2001	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 471,978**	¥ 338,524	**¥ 133,454**
Investment securities	**63,949**	87,410	**- 23,461**
Notes and accounts receivable - trade:			
Notes receivable	**181,566**	294,082	**- 112,516**
Accounts receivable	**919,741**	1,233,961	**- 314,220**
Due from affiliated companies	**182,708**	145,123	**37,585**
Allowance for doubtful accounts	**- 34,213**	- 26,832	**- 7,381**
Inventories	**439,278**	481,227	**- 41,949**
Advance payments to suppliers	**67,074**	76,146	**- 9,072**
Deferred income taxes	**33,207**	27,886	**5,321**
Prepaid expenses and other current assets	**162,271**	115,309	**46,962**
Total current assets	**2,487,559**	2,772,836	**- 285,277**
Investments and long-term receivables:			
Affiliated companies	**283,944**	289,575	**- 5,631**
Securities and other investments	**553,857**	652,382	**- 98,525**
Notes, loans and accounts receivable - trade	**447,595**	614,930	**-167,335**
Allowance for doubtful accounts	**- 115,341**	-102,894	**- 12,447**
Property leased to others, at cost, less accumulated depreciation	**249,781**	302,161	**-52,380**
Total investments and long-term receivables	**1,419,836**	1,756,154	**- 336,318**
Property and equipment, at cost	**511,874**	532,720	**- 20,846**
Prepaid pension cost	**93,829**	84,507	**9,322**
Deferred income taxes	**154,391**	83,899	**70,492**
Other assets	**138,180**	90,488	**47,692**
Total assets	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

Marubeni Corporation

Consolidated Balance Sheets (continued)

	Millions of yen		
	March 31		
	2002	**2001**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	**¥ 719,254**	¥ 835,663	**¥ - 116,409**
Current portion of long-term debt	**528,048**	475,842	**52,206**
Notes and accounts payable-trade			
Notes and acceptances payable	**222,066**	282,169	**- 60,103**
Accounts payable	**624,962**	796,750	**- 171,788**
Due to affiliated companies	**52,371**	48,845	**3,526**
Advance payments received from customers	**58,138**	46,824	**11,314**
Income taxes	**10,967**	9,459	**1,508**
Deferred income taxes	**1,490**	1,720	**- 230**
Accrued expenses and other current liabilities	**223,912**	227,939	**- 4,027**
Total current liabilities	**2,441,208**	2,725,211	**- 284,003**
Long-term debt, less current portion	**2,048,454**	2,193,789	**- 145,335**
Employees' retirement benefits	**12,893**	13,960	**- 1,067**
Deferred income taxes	**6,345**	14,766	**- 8,421**
Minority interests in consolidated subsidiaries	**32,874**	30,581	**2,293**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**216,993**	216,993	**-**
Retained earnings	**- 94,754**	21,664	**- 116,418**
Accumulated other comprehensive loss	**- 52,375**	- 90,398	**38,023**
Cost of common stock in treasury	**- 8**	- 1	**- 7**
Total shareholders' equity	**263,895**	342,297	**- 78,402**
Total liabilities and shareholders' equity	**¥4,805,669**	¥5,320,604	**¥ - 514,935**

Cash and cash equivalents:	**¥ 466,642**	¥ 329,811	**¥ 136,831**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**¥ 386**	¥ - 14,242	**¥ 14,628**
Currency translation adjustments, net of reclassification	**- 51,826**	- 75,963	**24,137**
Minimum pension liability adjustment	**- 220**	- 193	**- 27**
Net unrealized losses on derivatives	**- 715**	0	**- 715**

*The variances in shareholders' equity except for capital transactions at the end of FY2001 and FY2000 are 78,395 million yen (decrease), and 17,995 million yen (increase), respectively.

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	March 31, 2002		March 31, 2001		Variance	
Common stock:						
Balance at beginning of year	**¥194,039**		¥194,039		¥ -	
Balance at end of year	**¥194,039**		¥194,039		¥ -	
Additional paid-in capital:						
Balance at beginning of year	**¥216,993**		¥216,993		¥ -	
Balance at end of year	**¥216,993**		¥216,993		¥ -	
Retained earnings (losses):						
Balance at beginning of year	**¥ 21,664**		¥ 6,628		¥ 15,036	
Net income (loss)	**- 116,418**	**¥-116,418**	15,036	¥ 15,036	- 131,454	¥ -131,454
Cash dividends	**-**		-		-	
Balance at end of year	**¥- 94,754**		¥ 21,664		¥- 116,418	
Accumulated other comprehensive income (loss):						
Balance at beginning of year	**¥-90,398**		¥ -93,357		¥ 2,959	
Cumulative effect of accounting changes		**¥ 1,426**		-		¥ 1,426
Unrealized (losses) gains on investment securities, net of reclassification		**14,628**		-37,568		52,196
Currency translation adjustments, net of reclassification		**24,137**		10,362		13,775
Minimum pension liability adjustment		**- 27**		30,165		- 30,192
Net unrealized losses on derivatives		**- 2,141**		-		- 2,141
Other comprehensive income (loss), net of tax	**38,023**	**38,023**	2,959	2,959	35,064	35,064
Comprehensive income (loss)		**¥ -78,395**		¥ 17,995		¥ - 96,390
Balance at end of year	**¥ -52,375**		¥ -90,398		¥ 38,023	
Cost of common stock in treasury:						
Balance at beginning of year	**¥ - 1**		¥ - 2		¥ 1	
Treasury stock sold (repurchased)	**- 7**		1		- 8	
Balance at end of year	**¥ - 8**		¥ - 1		¥ - 7	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	March 31		
	2002	2001	Variance
Operating activities			
Net income (loss)	**¥ - 116,418**	¥ 15,036	**¥ - 131,454**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**71,052**	69,914	**1,138**
Provision for doubtful accounts	**43,936**	37,916	**6,020**
Equity in (earnings) losses of affiliated companies- net	**31,647**	- 6,740	**38,387**
(Gain) loss on investment securities	**83,814**	- 2,318	**86,132**
(Gain) loss on property and equipment	**43,636**	- 3,738	**47,374**
Deferred income taxes	**- 87,378**	- 13,258	**- 74,120**
Changes in operating assets and liabilities:			
Notes and accounts receivable	**291,263**	64,461	**226,802**
Inventories	**35,970**	20,495	**15,475**
Advance payments to suppliers and prepaid expenses and other current assets	**- 58,369**	5,678	**- 64,047**
Prepaid pension cost	**- 9,322**	- 84,507	**75,185**
Notes, acceptances and accounts payable	**- 148,059**	55,801	**- 203,860**
Advance payments received from customers and accrued and other current liabilities	**13,066**	23,354	**- 10,288**
Income taxes	**- 162**	- 15,923	**15,761**
Other	**3,780**	13,134	**- 9,354**
Net cash provided by operating activities	**198,456**	179,305	**19,151**
Investing activities			
Proceeds from sales and redemptions of securities and other investments	**224,832**	283,634	**- 58,802**
Purchases of securities and other investments	**- 158,546**	- 133,590	**- 24,956**
Proceeds from sales of property and equipment and property leased to others	**19,432**	65,830	**- 46,398**
Purchases of property and equipment and property leased to others	**- 76,783**	- 95,430	**18,647**
Collection of loans receivable	**114,806**	148,999	**- 34,193**
Loans made to customers	**- 58,879**	- 56,724	**- 2,155**
Other	**9,642**	- 24,726	**34,368**
Net cash provided by investing activities	**74,504**	187,993	**-113,489**
Financing activities			
Net decrease in short-term loans	**- 29,498**	- 150,052	**120,554**
Proceeds from long-term debt	**509,708**	374,323	**135,385**
Payments of long-term debt	**- 632,830**	-680,791	**47,961**
Sale (purchase) of treasury stock	**- 5**	1	**- 6**
Other	**2,521**	394	**2,127**
Net cash used in financing activities	**- 150,104**	- 456,125	**306,021**
Effect of exchange rate changes on cash and cash equivalents	**13,975**	13,330	**645**
Net (decrease) increase in cash and cash equivalents	**136,831**	- 75,497	**212,328**
Cash and cash equivalents at beginning of year	**329,811**	405,308	**- 75,497**
Cash and cash equivalents at end of year	**466,642**	329,811	**136,831**

*These financial statements are based on US GAAP.

Marubeni Corporation
Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	March 31, 2002	March 31, 2001	Variance
Subsidiaries	354	412	-58
Affiliated companies	161	186	-25
Total	515	598	-83

(2) Major Group Firms

Subsidiaries

Overseas 217	Iguaçu de Café Solúvel Marubeni America Corporation Marubeni Europe p.l.c. Marubeni Hong Kong & South China Ltd.(*1) Marubeni International Finance p.l.c.
Domestic 137	Marubeni Infotec Corporation(*2) Marubeni Energy Corporation Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd.

(*1) Name changed from Marubeni Hong Kong Ltd., since April 1, 2001.
(*2) Name changed from Kanto Electronics Corporation, since October 1, 2001.

Affiliated companies

Overseas 111	Shanghai Asahi Electronic Glass Co., Ltd. Uni-Mar Energi Yatirimlari A.S. Daishowa-Marubeni International Ltd.
Domestic 50	The Maruetsu, Inc. Sofmap Co., Ltd. Marubeni Construction Material Lease Co., Ltd Marusumi Paper Co.

(3) Changes

Subsidiaries

Newly included 19	Marubeni Management Resources Corporation Clarity OpNext Holdings I, LLC SmartestEnergy Ltd. Others--- 16 companies
Excluded	77 companies

Affiliated companies

Newly included 18	Marubeni-Itochu Steel Inc. ANT Minerals PTY. LTD. SHANGHAI BAIHONG TRADING Co., Ltd. Others--- 15 companies
Excluded	43 companies

2. Change of Accounting Standards

Effective April 1 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" and Statement No. 138 "Accountning for Derivative Instruments and Hedging Activies (Revision of Standards No.133)".

Earnings/loss per share of common stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Year ended March 31			
	2002		2001	
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per share)	¥	-116,418	¥	15,036
Effect of dilutive securities:				
Convertible debentures		–		407
Numerator for diluted earnings (loss) per share	¥	-116,418	¥	15,443
Denominator:	*Thousands of shares*			
Denominator for basic earnings (loss) per share - weighted average shares		1,493,991		1,494,019
Effect of dilutive securities:				
Convertible debentures		–		148,869
Denominator for diluted earnings (loss) per share - adjusted weighted average shares and assumed conversions		1,493,991		1,642,888
	Yen			
Basic earnings (loss) per share	¥	-77.92	¥	10.06
Diluted earnings (loss) per share	¥	-77.92	¥	9.40

The convertible debentures issued in 1986 with a rate of 2.1%, in 1988 with a rate of 2.0% and in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 2001. The convertible debentures issued in 1988 was redeemed in September 2000.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. Effective April 1, 2001, the Company added ***Finance and Logistics Business*** to its operating segments, whereas ***Iron and Steel*** was excluded in accordance with business transfer to Marubeni-Itochu Steel Inc., effective October 1, 2001.

Segment Information (continued)

The Company's operating segment information for the years ended March 31, 2002 and 2001, were as follows:

Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	–	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥462,716	¥329,565	¥593,155	¥ 756,297	¥2,195,849	¥430,132	–	¥518,620
Inter-segment	4,427	185	7,539	17,906	1,099	45,965	–	20,239
Total	¥467,143	¥329,750	¥600,694	¥ 774,203	¥2,196,948	¥476,097	–	¥538,859
Gross trading profit	¥ 33,205	¥ 10,564	¥ 10,251	¥ 52,466	¥ 30,285	¥ 14,589	–	¥ 28,694
Segment net income (loss)	¥ -35,647	¥ 1,960	¥ -30,202	¥ -6,250	¥ 5,465	¥ -1,369	–	¥ 2,111
Segment assets	¥263,365	¥212,807	¥402,287	¥ 329,131	¥ 351,483	¥177,754	–	¥165,692
Depreciation and amortization	¥ 3,808	¥ 3,968	¥ 1,796	¥ 3,756	¥ 7,133	¥ 2,196	–	¥ 2,600
Expenditures for segment assets	¥ 11,635	¥ 4,710	¥ 8,524	¥ 1,674	¥ 3,255	¥ 188	–	¥ 1,880

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	Finance and logistics business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥695,337	¥1,030,882	¥434,724	¥184,018	¥ 39,435	¥276,451	¥ 792,738	¥ 232,326	¥ 8,972,245
Inter-segment	33,147	13,912	3,664	909	7,025	20,912	307,319	-484,248	–
Total	¥728,484	¥1,044,794	¥438,388	¥184,927	¥ 46,460	¥297,363	¥1,100,057	¥-251,922	¥ 8,972,245
Gross trading profit	¥ 40,833	¥ 60,276	¥ 28,134	¥ 32,183	¥ 6,774	¥ 6,585	¥ 74,704	¥ 7,261	¥ 436,804
Segment net income (loss)	¥ 3,060	¥ -6,475	¥ 1,352	¥ -23,362	¥ 447	¥ -1,399	¥ -11,363	¥ -14,746	¥ -116,418
Segment assets	¥331,755	¥ 346,456	¥150,503	¥398,484	¥340,354	¥ 92,549	¥ 563,108	¥ 679,941	¥ 4,805,669
Depreciation and amortization	¥ 2,737	¥ 4,671	¥ 830	¥ 3,526	¥ 16,161	¥ 148	¥ 9,782	¥ 7,940	¥ 71,052
Expenditures for segment assets	¥ 4,678	¥ 8,076	¥ 652	¥ 13,260	¥ 12,547	¥ 243	¥ 14,701	¥ -9,249	¥ 76,783

Segment Information (continued)

Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals and mineral resources	Iron and steel	Chemicals
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥444,564	¥424,372	¥505,369	¥ 814,057	¥1,909,479	¥470,489	¥483,958	¥574,741
Inter-segment	6,536	194	6,027	22,442	1,670	53,352	46,016	26,790
Total	¥451,100	¥424,566	¥511,396	¥ 836,499	¥1,911,149	¥523,841	¥529,974	¥601,531
Gross trading profit	¥ 41,328	¥ 10,126	¥ 20,188	¥ 53,179	¥ 31,258	¥ 15,517	¥ 25,524	¥ 29,571
Segment net income (loss)	¥ -3,526	¥ -3,524	¥ -14,002	¥ -10,489	¥ 8,383	¥ 2,738	¥ -2,366	¥ 3,803
Segment assets	¥303,382	¥198,623	¥573,658	¥ 447,078	¥ 318,981	¥207,470	¥251,544	¥180,367
Depreciation and amortization	¥ 2,810	¥ 3,554	¥ 3,690	¥ 21,155	¥ 4,342	¥ 2,458	¥ 962	¥ 4,087
Expenditures for segment assets	¥ 17,632	¥ 1,884	¥ 1,358	¥ 23,035	¥ 16,976	¥ 252	¥ 592	¥ 2,231

	Forest products and general merchandise	Agri-marine products	Textile	Development and construction	-	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen								
Total volume of trading transactions:									
Outside customers	¥759,723	¥1,029,812	¥483,641	¥206,892	-	¥408,320	¥ 893,807	¥ 27,639	¥ 9,436,863
Inter-segment	34,604	22,951	5,255	620	-	26,869	335,478	-588,804	-
Total	¥794,327	¥1,052,763	¥488,896	¥207,512	-	¥435,189	¥1,229,285	¥-561,165	¥ 9,436,863
Gross trading profit	¥ 43,987	¥ 65,040	¥ 30,570	¥ 29,123	-	¥ 11,426	¥ 69,936	¥ 2,981	¥ 479,754
Segment net income (loss)	¥ 8,014	¥ 8,679	¥ -3,462	¥ -5,381	-	¥ 1,126	¥ -1,363	¥ 26,406	¥ 15,036
Segment assets	¥381,894	¥ 350,086	¥184,097	¥426,304	-	¥170,607	¥ 559,145	¥ 767,368	¥ 5,320,604
Depreciation and amortization	¥ 3,695	¥ 4,220	¥ 568	¥ 3,016	-	¥ 281	¥ 8,562	¥ 6,514	¥ 69,914
Expenditures for segment assets	¥ 2,681	¥ 4,140	¥ 323	¥ 3,592	-	¥ 77	¥ 21,681	¥ -1,024	¥ 95,430

(Note 1) The figures of ***Finance and logistics business*** for the year ended March 31, 2001 are included in ***Corporate and elimination***.
(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. ***Corporate and elimination*** includes differences in accounting principles generally accepted in Japan and those in the United States of America.
(Note 3) The figures of ***Iron and steel*** for the first half of the year ended March 31, 2002 are included in ***Corporate and elimination***.

Segment Information (continued)

2. Geographical Segments

The Company's geographical segment information for the years ended March 31, 2002 and 2001, were as follows:

	Millions of yen						
Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 6,075,145	¥ 1,375,503	¥ 331,375	¥ 462,370	¥ 727,852	¥ -	¥ 8,972,245
Inter-segment	2,088,630	224,397	34,728	138,102	92,547	-2,578,404	-
Total	¥ 8,163,775	¥ 1,599,900	¥ 366,103	¥ 600,472	¥ 820,399	¥ -2,578,404	¥ 8,972,245
Segment operating profit (loss)	¥ -14,084	¥ -5,586	¥ 2,578	¥ 12,157	¥ 5,750	¥ -39	¥ 776
Segment assets	¥ 2,397,726	¥ 421,075	¥ 209,757	¥ 176,279	¥ 88,889	¥ -126,158	¥ 3,167,568
Other assets							¥ 1,638,101
Total assets							¥ 4,805,669

	Millions of yen						
Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
Total volume of trading transactions:							
Outside customers	¥ 6,780,133	¥ 1,107,587	¥ 297,461	¥ 552,677	¥ 699,005	¥ -	¥ 9,436,863
Inter-segment	2,166,683	240,217	41,463	149,729	88,990	-2,687,082	-
Total	¥ 8,946,816	¥ 1,347,804	¥ 338,924	¥ 702,406	¥ 787,995	¥ -2,687,082	¥ 9,436,863
Segment operating profit (loss)	¥ 17,492	¥ 1,295	¥ 3,666	¥ 12,504	¥ 6,249	¥ 276	¥ 41,482
Segment assets	¥ 2,758,031	¥ 397,826	¥ 266,061	¥ 204,258	¥ 152,076	¥ -191,160	¥ 3,587,092
Other assets							¥ 1,733,512
Total assets							¥ 5,320,604

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- Singapore, China
4. Others ---------------- Latin America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposits, marketable securities, and investment securities. Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Segment Information (continued)

3. Volume of Overseas Trading Transactions

The volumes of overseas trading transactions for the years ended March 31, 2002 and 2001, were as follows:

Year ended March 31, 2002 (April 1, 2001 - March 31, 2002)	*Millions of yen* Total volume of overseas transactions	Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	**¥1,402,524**		**15.6**
Europe	**427,846**		**4.8**
Asia/Oceania	**1,467,335**		**16.4**
Other	**922,206**		**10.2**
Total	**¥4,219,911**	¥8,972,245	**47.0**

Year ended March 31, 2001 (April 1, 2000 - March 31, 2001)	*Millions of yen* Total volume of overseas transactions	Total volume of consolidated transactions	*Ratio of overseas transactions(%)*
North America	**¥1,181,029**		**12.5**
Europe	**354,564**		**3.8**
Asia/Oceania	**1,557,657**		**16.5**
Other	**828,168**		**8.8**
Total	**¥3,921,418**	¥9,436,863	**41.6**

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ------ USA, Canada
2. Europe --------------- UK, Belgium
3. Asia/Oceania -------- China, Singapore
4. Others ---------------- Africa, Latin America

(Note 3) Overseas transactions sum up to the export transactions of the parent and the subsidiaries in Japan, the offshore transactions, and the transactions of the overseas subsidiaries, excluding transactions to Japan.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Equity Securities and Debt Securities

Available-for-sale securities (millions of yen)

	March 31, 2002				March 31, 2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	6,865	463	-251	7,077	70,512	1,243	-528	71,227
Other debt securities	-	-	-	-	147	-	-	147
Total debt securities	6,865	463	-251	7,077	70,659	1,243	-528	71,374
Marketable equity securities	-	-	-	-	-	-	-	-
Total	6,865	463	-251	7,077	70,659	1,243	-528	71,374
Non-current:								
Corporate bonds	11,818	486	-477	11,827	75,121	1,408	-20,989	55,540
Other debt securities	39	-	-1	38	1,254	238	-	1,492
Total debt securities	11,857	486	-478	11,865	76,375	1,646	-20,989	57,032
Marketable equity securities	161,362	30,406	-27,284	164,484	204,462	43,925	-43,973	204,414
Total	173,219	30,892	-27,762	176,349	280,837	45,571	-64,962	261,446

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to accumulated other comprehensive income (loss) in shareholders' equity.

Held-to-maturity securities (millions of yen)

	March 31, 2002				March 31, 2001			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	56,121	1	-2	56,120	15,647	213	-	15,860
Other debt securities	-	-	-	-	6	-	-	6
Total	56,121	1	-2	56,120	15,653	213	-	15,866
Non-current:								
Corporate bonds	58,484	22	-5,878	52,628	132,035	581	-2,563	130,053
Other debt securities	-	-	-	-	369	-	-	369
Total	58,484	22	-5,878	52,628	132,404	581	-2,563	130,422

*The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
*In addition to the above stated securities, 751 million yen and 383 million yen of marketable securities for sale are held at March 31, 2002 and at March 31, 2001, respectively.
The net unrealized gains/loss of 35 million yen (loss) at March 31, 2002 and 1,764 million yen (loss) at March 31, 2001 have been included in the income statements at the end of term.

Derivative Instruments

(millions of yen)

	March 31,2002		March 31,2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Interest rate swaps	37,860	37,860	-434	53,156
Foreign exchange contracts	2,589	2,589	191	665
Commodity futures, forwards	3,790	3,790	525	525

*Above interest rate swaps include interest/currency swaps.
*Effective April 1, 2001, the Company adopted Statement of Financial Accounting Standards No.133 "Accounting for Derivative Instruments and Hedging Activities (partially amended by Statement No.138)"
SFAS 133 requires the Companies to recognize all derivatives on the balance sheet at fair value.
Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge,changes in the fair value of derivatives are either to be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Employees' Retirement Benefits

The company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustee for covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments commencing at age 60 or lump-sum payments upon severance.

The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No.87, "Employers' Accounting for Pensions", for their unfunded lump-sum retirement plans and contributory funded pension plans.

The net amount recognized in the consolidated balance sheets of the Company and certain subsidiaries at March 31, 2002 and 2001 are as follows.

(millions of yen)

	March 31, 2002	March 31, 2001
Net amount recognized	84,173	73,521
Prepaid benefit cost (current)	859	574
Prepaid benefit cost (non-current)	93,829	84,507
Accrued benefit liability	-12,893	-13,960
Intangible assets	1 ,999	2,067
Accumulated other comprehensive income, gross of tax	379	333

The components of net pension expense of the Company and certain subsidiaries' plans for the years ended March31, 2002 and 2001 are as follows. (millions of yen)

	2002	2001
Net pension expense	14,406	17,225

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31,2002 and 2001 were as follows.

	2002	2001
Discount rates	3.0%	3.0%
Weighted average rates of increases in future salary levels	3.3%	3.4%
Expected long-term rates of return on plan assets	3.0%	3.5%

Marubeni Corporation

Dividend Policy

The Company decided upon *@ction21"A" PLAN* in November, 2001, and is aiming to achieve V-shape recovery of the financial results for FY2002 by the restructuring of loss-making businesses, profit improvement in core business fields, and drastic cost reduction.

Providing shareholders with dividend payments ranks alongside increasing shareholders' equity and improving return of equity (ROE) as one of the Company's important responsibilities.
The Company, however, decided to forgo the payment of the fiscal year-end cash dividends for FY2001 due to a large amount of loss for the term.

The Company plans to pay year-end cash dividend of 3 yen per share for FY2002.

The Company will make the best effort to reward to its shareholders' expectation, through further improvement of its businesses.

Marubeni Corporation

Changes of Executives

At the regular shareholders' meeting scheduled to be held on June 26, 2002, a candidate to be newly assigned as an executive and an executive scheduled to resign are as follows;

Candidate to be assigned as Corporate Auditor	KITAMURA, Inoshin
Corporate Auditor scheduled to resign	MIZUNO, Takao

Summary of Consolidated Financial Results

for the 1st Quarter of FY2002

(April 1, 2002 - June 30, 2002)

＊This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni
CORPORATION

(TSE Code: 8002)

August 7, 2002

Summary of Consolidated Financial Results for the 1st Quarter of FY 2002

(US GAAP basis)

Company name : **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Osaka

Enquiries : (Tokyo) Title Deputy General Manager,
Corporate Communications & Investor Relations Dept.
Name WATANABE, Shinya TEL (03)3282-4802

1. Consolidated financial results for the 1st Quarter of FY 2002 (April 1, 2002 - June 30, 2002)

(Unit: billions of yen)

	1st Quarter		Variance	(Reference) Yearly prospect for FY2002 announced in May 2002
	FY2002	FY2001		
Total volume of trading transactions	1,939.2	1,943.2	- 4.1	8,600.0
Gross trading profit	104.3	103.9	0.4	450.0
Operating profit	17.4	5.1	12.2	85.0
Net income	10.1	0.6	9.5	30.0

(Unit: billions of yen)

	At the end of		Variance
	June 2002	March 2002	
Total assets	4,561.7	4,805.7	-243.9
Net interest bearing debt (less cash and cash equivalents, and time deposits)	2,704.6	2,712.9	-8.3
Shareholders' equity	269.1	263.9	5.2

(Note 1) The results of the 1st quarter are not audited by independent public accountants.
(Note 2) From this 1st quarter, the Company applies Statement of Financial Accounting Standards No. 141 "Business Combinations" and Statement No. 142 "Goodwill and Other Intangible Assets".
(Note 3) (End June 2002) Number of subsidiaries: 346 Number of affiliated companies accounted for by equity method: 164
(End March 2002) Number of subsidiaries: 354 Number of affiliated companies accounted for by equity method: 161

2. An outline of consolidated financial results

Total volume of trading transactions for the 1st quarter has decreased by 0.2% from the same period of the previous year, to ¥ 1,939.2 billion, mainly due to ¥ 110.3 billion decrease in steel product business, notwithstanding the increase mainly in plant & ship. Decrease in steel product business is due to the spin-off and integration into Marubeni-Itochu Steel Inc.

Gross trading profit for the period was ¥ 104.3 billion, improved by 0.4%, due to increase in transportation & industrial machinery, energy, chemicals and others, despite of the decrease in steel product business by ¥ 5.6 billion.

Operating profit increased to ¥ 17.4 billion by 237.9% from the same period of the previous year, due to decrease in SG&A expenses as well as increase in gross trading profit.

Net income increased to ¥ 10.1 billion, or by ¥ 9.5 billion over the previous year.

Total assets as of June 30, 2002 was ¥ 4,561.7 billion, down by ¥ 243.9 billion or 5.1%, and net interest-bearing debt dropped by ¥ 8.3 billion or 0.3%, to ¥ 2,704.6 billion from the end of March 2002.

Shareholders' equity increased by ¥ 5.2 billion or 2.0%, to ¥ 269.1 billion.

3. Prospect for 1st Half of FY2002 (April 1, 2002 – September 30, 2002)

Prospect for the interim financial results for FY2002 (Total volume of trading transactions : ¥ 4,200.0 billion, Net income : ¥ 12.0 billion) is unchanged from the prospect announced on May 17, 2002.

Marubeni Corporation

Consolidated Statements of Operations

Millions of yen

	1st Quarter				Reference
	FY2002	**FY2001**	**Variance**	**Ratio**	Yearly results for FY2001
Total volume of trading transactions	**¥ 1,939,163**	¥ 1,943,231	¥ - 4,068	- 0.2 %	¥ 8,972,245
Gross trading profit	**¥ 104,316**	¥ 103,889	¥ 427	0.4 %	436,804
(ratio)	**(5.38%)**	(5.35%)			(4.87%)
Expenses:					
Selling, general and administrative expenses	**- 84,050**	- 97,331	13,281	-13.6%	-392,092
Provision for doubtful accounts	**- 2,903**	- 1,419	- 1,484	104.6%	-43,936
Total	**- 86,953**	- 98,750	11,797	-11.9 %	-436,028
Operating profit	**17,363**	5,139	12,224	237.9 %	776
Other income (expenses):					
Interest expense, net of interest income	**- 6,113**	-8,045	1,932	-24.0 %	-29,492
Dividends	**2,274**	2,466	- 192	- 7.8 %	7,477
Gain (loss) on investment securities	**9,730**	4,663	5,067	108.7%	-83,814
Gain (loss) on property and equipment	**110**	61	49	80.3%	-43,636
Other - net	**- 924**	- 1,496	572	-38.2%	-16,466
Total	**5,077**	- 2,351	7,428	-	- 165,931
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**22,440**	2,788	19,652	704.9%	- 165,155
Provision for income taxes	**-15,600**	- 4,016	-11,584	288.4%	67,674
Income (loss) before equity in earnings (losses) of affiliated companies	**6,840**	- 1,228	8,068	-	- 97,481
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**3,271**	1,834	1,437	78.4%	- 18,937
Net income (loss)	**¥ 10,111**	¥ 606	¥ 9,505	-	¥ - 116,418

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	June 2002	March 2002	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 328,828**	¥ 471,978	**¥ - 143,150**
Investment securities	**65,015**	63,949	**1,066**
Notes and accounts receivable - trade:	**1,203,129**	1,249,802	**- 46,673**
Inventories	**441,805**	439,278	**2,527**
Other current assets	**260,029**	262,552	**- 2,523**
Total current assets	**2,298,806**	2,487,559	**- 188,753**
Investments and long-term receivables:			
Investments	**826,227**	837,801	**- 11,574**
Long-term receivables, less accumulated depreciation	**554,070**	582,035	**-27,965**
Total investments and long-term receivables	**1,380,297**	1,419,836	**- 39,539**
Property and equipment, at cost	**506,646**	511,874	**- 5,228**
Other assets	**375,986**	386,400	**- 10,414**
Total assets	**¥4,561,735**	¥4,805,669	**¥ - 243,934**

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	June 2002	**March 2002**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 1,192,616**	¥ 1,247,302	**¥ - 54,686**
Notes and accounts payable-trade	**859,169**	899,399	**- 40,230**
Other current liabilities	**238,670**	294,507	**- 55,837**
Total current liabilities	**2,290,455**	2,441,208	**- 150,753**
Long-term debt, less current portion	**1,953,850**	2,048,454	**- 94,604**
Other liabilities	**16,989**	19,238	**- 2,249**
Minority interests in consolidated subsidiaries	**31,368**	32,874	**- 1,506**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings	**44,585**	- 94,754	**139,339**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**- 2,023**	386	**- 2,409**
Currency translation adjustments, net of reclassification, others	**- 55,285**	- 52,761	**- 2,524**
Accumulated other comprehensive loss - total	**- 57,308**	- 52,375	**- 4,933**
Treasury stock	**- 8**	- 8	**0**
Total shareholders' equity	**269,073**	263,895	**5,178**
Total liabilities and shareholders' equity	**¥4,561,735**	¥4,805,669	**¥ - 243,934**

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.
(Note 3) According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY 2001. Thus, consolidated additional paid-in capital is decreased by ¥ 129,228 million, while retained earnings is increased by the same amount for the 1st quarter.

Segment Information

◆ *1st Quarter of FY2002 (April 1, 2002-June 30, 2002)* *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 120,177	¥ 76,783	¥ 202,814	¥ 127,400	¥ 449,609	¥ 108,626
Gross trading profit	¥ 8,752	¥ 3,065	¥ 3,004	¥ 13,427	¥ 9,199	¥ 3,416
Segment net income (loss)	¥ 97	¥ 2,153	¥ - 612	¥ 1,731	¥ 3,463	¥ 72
Segment assets	¥ 282,402	¥ 207,908	¥ 418,020	¥ 325,247	¥ 336,551	¥ 172,704

	-	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ -	¥ 133,509	¥ 177,335	¥ 206,656	¥ 82,231
Gross trading profit	¥ -	¥ 7,599	¥ 10,938	¥ 14,477	¥ 5,623
Segment net income (loss)	¥ -	¥ 1,459	¥ 1,296	¥ 2,590	¥ 413
Segment assets	¥ -	¥ 175,232	¥ 326,760	¥ 359,879	¥ 144,521

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 31,007	¥ 11,867	¥ 43,715	¥ 247,695	¥ - 80,261	¥ 1,939,163
Gross trading profit	¥ 6,824	¥ 1,860	¥ 2,034	¥ 14,692	¥ - 594	¥ 104,316
Segment net income (loss)	¥ 45	¥ 2,145	¥ 528	¥ 1,283	¥ - 6,552	¥ 10,111
Segment assets	¥ 406,338	¥ 322,469	¥ 72,229	¥ 567,859	¥ 443,616	¥ 4,561,735

◆ *1st Quarter of FY2001 (April 1, 2001-June 30, 2001)* *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 119,392	¥ 43,887	¥ 85,556	¥ 106,249	¥ 468,588	¥ 119,042
Gross trading profit	¥ 8,773	¥ 2,649	¥ 3,022	¥ 11,308	¥ 8,017	¥ 3,859
Segment net income (loss)	¥ - 3,892	¥ 3,098	¥ - 3,191	¥ 356	¥ 2,102	¥ 989
Segment assets	¥ 294,352	¥ 204,291	¥ 569,545	¥ 359,713	¥ 298,267	¥ 212,207

	Iron and Steel	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ 110,343	¥ 131,296	¥ 187,073	¥ 200,819	¥96,078
Gross trading profit	¥ 5,625	¥ 6,539	¥ 10,057	¥ 14,055	¥7,055
Segment net income (loss)	¥ - 956	¥ - 586	¥ 440	¥ 305	¥438
Segment assets	¥ 242,569	¥ 178,720	¥ 362,277	¥ 348,584	¥167,723

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 38,295	¥ 11,319	¥ 76,799	¥ 285,339	¥ - 136,844	¥ 1,943,231
Gross trading profit	¥ 6,015	¥ 1,665	¥ 1,062	¥ 15,696	¥ - 1,508	¥ 103,889
Segment net income (loss)	¥ - 1,780	¥ 1,030	¥ - 609	¥ - 2,047	¥ 4,909	¥ 606
Segment assets	¥ 444,819	¥ 454,553	¥ 156,454	¥ 643,506	¥ 375,468	¥ 5,313,048

◆ Variance *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 785	¥ 32,896	¥ 117,258	¥ 21,151	¥ - 18,979	¥ - 10,416
Gross trading profit	¥ - 21	¥ 416	¥ - 18	¥ 2,119	¥ 1,182	¥ - 443
Segment net income (loss)	¥ 3,989	¥ - 945	¥ 2,579	¥ 1,375	¥ 1,361	¥ - 917
Segment assets	¥ - 11,950	¥ 3,617	¥ - 151,525	¥ - 34,466	¥ 38,284	¥ - 39,503

	Iron and Steel	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ - 110,343	¥ 2,213	¥ - 9,738	¥ 5,837	¥ - 13,847
Gross trading profit	¥ - 5,625	¥ 1,060	¥ 881	¥ 422	¥ - 1,432
Segment net income (loss)	¥ 956	¥ 2,045	¥ 856	¥ 2,285	¥ - 25
Segment assets	¥ - 242,569	¥ - 3,488	¥ - 35,517	¥ 11,295	¥ - 23,202

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 7,288	¥ 548	¥ - 33,084	¥ - 37,644	¥ 56,583	¥ - 4,068
Gross trading profit	¥ 809	¥ 195	¥ 972	¥ - 1,004	¥ 914	¥ 427
Segment net income (loss)	¥ 1,825	¥ 1,115	¥ 1,137	¥ 3,330	¥ - 11,461	¥ 9,505
Segment assets	¥ - 38,481	¥ - 132,084	¥ - 84,225	¥ - 75,647	¥ 68,148	¥ - 751,313

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

(Note 3) The figures of ***Iron and Steel*** is excluded from the operating segments from the 2nd Half FY2001, due to the spin-off and its integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

(Note 4) Segment assets are the amounts at the end of each quarter.

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

August 7, 2002

To whom it may concern,

Company name : **Marubeni Corporation**
Representative : TSUJI, Tohru, President and CEO, Director
Code Number : 8002 TSE Section 1
Enquiries : (Tokyo) Title General Manager, Media Relations Sec.
Corporate Communications & Investor Relations Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

The Company announced the extinguishment of corporate notes by repurchase in the 1st Quarter of FY2002 as follows:

1. Details : 14 issues including Marubeni Corporation No. 24 (2.0% unsecured notes due 2003)

2. Extinguishment amount : JPY 10,330 million

3. Gains on extinguishment : JPY 2,566 million

@ction 21 "A" PLAN

= *SPEED & CHALLENGE* =

Marubeni Corporation

November 8 2001

1. Carrying out *@ction 21* ***"A" PLAN***

In line with the basic management policy of our two-year management plan "*@ction 21*", we have decided to carry out the following measures resolutely, aiming to establish a stronger company structure in order to make quick responses to, and to challenge the drastically changing business environment.

○ One time losses for FY2001 208 bn yen

- To accelerate write-off those items which were planned in *@ction21*
- To write off or reserve provision for potential loss-making items well in advance

○ Improvement of core earnings for FY2002 45 bn yen

○ Net interest-bearing debt for End-Mar. 2003 2,650 bn yen

* Core earnings : Operating profit (Excluding restructuring cost)+Dividend income±Equity in earnings

2. Background for carrying out @*ction 21* ***"A" PLAN***

○ Current business environments have considerably worsen from last year-end when we prepared @*ction 21*

- Weakness in Japanese economy and slumping stock markets beyond our expectation
- Deteriorating world economy triggered by the ending of the IT bubble
- Sluggish global economy triggered by terrorism in US
- Not much hope for economic recovery in FY2002 as well as FY2001

○ We have reached an agreement on financial restructuring plan for PT Chandra Asri, which has been the biggest pending issue for Marubeni.

3. Special write-off and provision

O Special write-off and provision for FY2001

① To accelerate writing off those items which were planned in @*ction 21*

(Unit: bn yen)	Consolidated	Non-consolidated
Provision for bad receivables	47	44
Restructuring/scale-down/exit of loss-making firms	29	58
Unrealized losses on investment securities, etc.	18	16
Sub-total	94	118

② To write off or reserve provision for potential loss-making items in advance

(Unit: bn yen)	Consolidated	Non-consolidated
Write-down on listed investment securities-stocks	81	39
Write-down on real estate, other fixed assets, etc.	33	33
Unrealized losses and provision for investment securities of group firms, etc.	–	74
Sub-total	114	146
Total	**208**	**264**

4. Financial results for first half of FY2001 (prospects)

<Consolidated>	(Unit: bn yen)
Total volume of trading transactions	4,530
Gross trading profit	220
Net profit (loss)	**-107**
Net interest-bearing debt	**3,120**
Shareholders' equity	**271**

<Non-consolidated>	(Unit : bn yen)
Total volume of trading transactions	3,570
Gross trading profit	62
Ordinary profit	11
Net profit (loss)	-167

5. Financial results for FY2001 (prospects)

<Consolidated>	(Unit: bn yen)
Total volume of trading transactions	9,000
Gross trading profit	450
Net profit (loss)	**-105**
Net interest-bearing debt	**2,900**
Shareholders' equity	**275**

<Non-consolidated>	(Unit: bn yen)
Total volume of trading transactions	7,200
Gross trading profit	130
Ordinary profit	20
Net profit (loss)	-160

6. Management issues<Enhancement of company structure>

○ Enhancement of earnings base

- By focusing on strategic fields and shifting management resources into them
- By cultivating and fertilizing new promising business fields in a long-term view
- By rectifying the high-cost structure

○ Improvement of financial strength

- By reducing interest-bearing debts
- By securing liquidity
- By speeding up reduction of risk assets and enlargement of shareholders' equity



Carrying out "A" PLAN

7. V-shape earning improvement for FY2002

	Improvement of core earnings for FY2002
○ Improvement in earnings due to this time's restructuring of loss-making group firms (PT Chandra Asri、SWIFT, etc.)	10 bn yen
○ Increase of earning in core business fields	10 bn yen
○ Drastic cut of SGA expenses and improvement of group firm earnings	25 bn yen
Total	45 bn yen

8. Financial targets in FY2002 (Consolidated basis)

(Unit: bn yen)	*@ction 21* Financial targets	***"A" PLAN*** Financial targets
Net profit	50	30
Shareholders' equity (End-March 2003)	400	300
Net interest-bearing debt (End-March 2003)	2,800	2,650

9. Funding plan for FY2001 and FY2002

< Repayment amount of long-term interest-bearing debt >

	FY2001(2nd Half)	FY2002
Repayment of long-term interest-bearing debt	250 bn yen	550 bn yen
Collection of receivables and other assets tied to the debt	-130 bn yen	–200 bn yen
Difference	120 bn yen	350 bn yen

For FY2001, almost all refinancing has been completed.

For FY2002, total assets reduction will generate enough cash to cover the difference.

Furthermore, we maintain enough size of supplementary liquidity.

Supplementary liquidity (as of Sep., 2001)

Committed bank facilities	470 bn yen
Cash & cash equivalent and time deposit balance	400 bn yen
Total	870 bn yen

* In addition to the above, we have overdraft facility of 90 bn yen.

<Reference> Marubeni-Should be like in FY2005

<The direction of Marubeni - New challenge for reinforcement of the power of "Sogo">

- We strengthen our "Vertical integration power"
  through shifting management resources into fields where we have strong competitive edge and growing fields, and
  establishing continuous operation flow of "up-stream to down-stream" and "raw materials to finished goods"

- We strengthen our "Horizontal coordination power" which provides multiple services as an one-stop-shopping through integrating variety type of our know-how or function in the fields and products which we have strong competitive edge.

	Financial targets for FY2002	FY2005
Net profit	30 bn yen	70 bn yen
Shareholders' equity	300 bn yen	500 bn yen
Net interest-bearing debt	2,650 bn yen	2,500 bn yen



Increase of earning
(Lifeline field)
Agri-marine,
Natural resources development,
Electric power business, etc.
(Raw materials &
finished goods trading field)
Electronics-related materials,
Pulp and paper, etc.
(IT field)

Marubeni CORPORATION

Progress Report on @ction21 "A" PLAN

February 6, 2002

Marubeni Corporation

Agenda

Marubeni CORPORATION

1. FY2002 Plan Summary
2. FY2002 Plan Core Earnings
3. Breakdown of Cost Reductions
4. Concrete Measures for Cutting of Net Interest-bearing Debt
5. EXIT from Businesses for which Allowances are Reserved in "A" PLAN
6. Financing Plan for 2nd Half FY2001 and FY2002 (Consolidated Basis)
7. Marubeni - The Future (1)
8. Marubeni - The Future (2)
9. Marubeni - The Future (3)
10. Marubeni - The Future (4)

1. FY2002 Plan Summary

Marubeni CORPORATION

(Unit: billions of yen)

	FY00	FY01 (Prospect)	FY02 Projection ("A"PLAN)	FY02 Plan	Variance
Total volume of trading transactions	9,437	9,000		9,000	
Gross trading profit	480	454	450	445	- 5
Operating profit	42	6	85	95	+ 10
Net income	15	-105	30	30	0
Core earnings	106	55	100	110	+ 10
Shareholders' equity	342	275	300	300	0
Total assets	5,321	4,850		4,650	
Net interest-bearing debt	3,090	2,900	2,650	2,650	0
Net D/E ratio (times)	9.03	10.55	8.83	8.83	0



〈Assumptions〉

	FY02 Plan	Note
GDP growth rate		
World	2.2%	The recovery of world economy may be slow even after hitting the bottom, though it depends on US economy.
United States	0.5%	The key is personal consumption. If layoffs continue, the drop of consumption will slow the recovery.
Japan	-0.8%	Japanese economy will bottom out 1-2 quarters after the recovery of US economy. Exports will lead the recovery.
Asia	4.5%	Asian economy depends on the degree of the recovery of US economy and IT industry. Its economic structure problem is on the way to resolution.
(China only)	7.5%	China became a member of WTO. Foreign capital inflow to China is strong, and its economy continues to show relatively high growth.
Exchange rate (yen/ dollar)	124	The depreciation of yen improves cashflow of export companies, and stimulates capital investment.
Interest rate (Yen, Call loan, %)	0.02%	Ultra-eased monetary policy continues.
Commodity market		
Crude oil (dollar/ barrel)	19	No boost from demand side. The key is whether or not oil producing countries observe concerted production cut.
Aluminium (cent/ pound)	65	Although demand for building materials and electronic components is sluggish, the cut in production is a positive factor.
Copper (cent/ pound)	70	The price will rise after the bottoming out of US economy and IT industry. Because the price is around the bottom, its downside potential is low.
Pulp (dollar/ ton)	430	Reduction of output by North American manufacturers is a supporting factor. The key is the recovery of US economy and IT industry.

Marubeni CORPORATION

2. FY2002 Plan Core Earnings

<Targets for FY2002 in "A" PLAN>

① Improvement in earnings by this time's restructuring of loss-making group firms — **10 bn yen**
- PT Chandra Asri, Swift Spinning Mills and TRAX, etc.

② Increase of earnings in core business fields — **10 bn yen**
- Agri-marine products, and Utility & Infrastructure, etc.

③ Drastic curtailing of SGA expenses and earnings improvement in group firms — **25 bn yen**
- Liquidation, divestiture and integration of non-core businesses
- Curtailing general expenses including personnel, traveling, entertainment and conference expenses
- Improving efficiency of operation of, or sales of real estate
- Restraining IT investments.
- Reviewing domestic and overseas business network

Total — 45 bn yen

FY2002 Plan Core Earnings (unit: billions of yen)

	FY01 (Prospect)	FY02 (Plan)	Variance (A)	Spin-off of Iron& Steel Division (B)	Increase/ Decrease (A)-(B)	Breakdown of Increase/ Decrease (A)-(B)		
						Improvement of loss-making companies	Improvement in core fields	Cost cutting and others
Gross trading profit	454	445	-9	-17	+8	+0	+8	-0
SGA expenses	-399	-345	* +54	+14	+40	+4	+0	+37
Adjusted operating profit <Excluding restructuring cost>	55	100	+45	-3	+48	+4	+8	+36
Dividend income	7	4	-3	-0	-3	+0	+0	-3
Equity in earnings <Excluding restructuring cost>	-7	6	+13	+1	+12	+7	+4	+0
Core earnings	55	110	+55	-2	+57	+11	+12	+34

<+> Improvement
<-> Deterioration

* The announced +55 expense reduction is +54 plus restructuring adjustment +1.

3. Breakdown of Cost Reductions

<Breakdown of SGA expenses cutting of 55 bn yen on Page 2>

(Unit: billions of yen) <+> Improvement

> By Spin-off of Iron & Steel Division : + 14
> By EXIT from businesses for which allowances are reserved in "A"PLAN : + 4
> By liquidation and divestiture of certain businesses : + 10

+27



Reductions by EXIT and integration, liquidation and divestiture

> Others (Cost reductions in continuing businesses) : +28



More than the cost reduction target 25 bn yen in "A" Plan

Total +55

(Unit: billions of yen)

	Amount
Parent	11
Subsidiaries	17
Consolidated Total	28

4. Concrete Measures for Cutting of Net Interest-bearing Debt

Marubeni CORPORATION

Net interest-bearing debt



Balance (End-Sep. 01)
3,120 bn yen
Balance (End-Mar. 03)
2,650 bn yen
Balance (End-Mar. 06)
2,500 bn yen
Acceleration

<Concrete measures for commitment of 2,650 bn yen of net interest-bearing debt at End-Mar.2003>

(Unit : billions of yen)

Net interest-bearing debt	FY2001 2nd Half	FY2002	Total
Spin-off of Iron & Steel Division	135		135
Maturity and Sales of bonds receivable	60	125	185
Collections and sales of loans receivable	90	110	200
Withdrawal from certain group firms		5	5
Net income		30	30
New investments and loans, etc.	-50	-30	-80
Total	235	240	475

<Concrete measures for <u>further</u> reduction of net interest-bearing debt >

It is ensured to achieve the commitment of 2,650 bn yen of net interest-bearing debt at End-Mar. 2003. Furthermore, the Company will accelerate reduction of its net interest-bearing debt to clear the target of 2,500 bn yen at end of FY2005 well in advance.

> Non-core businesses or capital intensive businesses beyond Marubeni's capacity will be taken out from the balance by sales or integration with third parties.

> Even a core group company will be integrated with third parties, if it can be more competitive.

> Sales of marketable fixed assets.

> Integration of business units with third parties aiming to reinforce competitiveness.

5. EXIT from Businesses for which Allowances are Reserved in "A" PLAN

> Special write-off and provision for FY2001

(1) To accelerate writing off those items which were planned in *@ction 21*

(Unit:billions of yen)	Consolidated	Non-consolidated
Provision for bad receivables	47	44
Restructuring of / scale-down of / exit from loss-making firms	29	58
Unrealized losses on investment securities, etc.	18	16
Sub-total	94	118

(2) To write off or reserve provision for potential loss-making items in advance

(Unit:billions of yen)	Consolidated	Non-consolidated
Write-down on listed investment securities-stocks	81	39
Write-down on real estate and other fixed assets etc.	33	33
Unrealized losses and provision for investment securities of group firms etc.	-	74
Sub-total	114	146
Total	**208**	**264**

《Current situation of withdrawal from loss-making firms》

Items	Current Situation
Swift Spinning Mills Inc. U.S.A.	During FY2001, Denim Division and a part of aging Spinning Division will be closed, and withdrawal shall be completed during FY2002.
TRAX Inc. (Sales and service of construction machinery) U.S.A.	Withdrawal shall be completed by June, 2002
Two group firms of Textile Division JAPAN	Withdrawal shall be completed in FY2001
Wateree Textile (Manufacturing, dyeing and finishing the synthetic fiber fabrics) U.S.A.	Withdrawal shall be completed in FY2001

Approximately the half of real estate for which allowances are reserved is planned to be sold during FY2001.

44 non-core firms shall be liquidated, sold and integrated by FY2002.

6. Financing Plan for 2nd Half FY2001 and FY2002 (Consolidated Basis)

Marubeni CORPORATION

(1) Financing plan for 2nd Half FY2001 and FY2002

(unit : billions of yen)

	Balance as of Sep-01	Reduction Plan for 2nd Half FY01	Balance at Mar-02 (Pros.)	Reduction Plan for FY02	Balance at Mar-03 (Pros.)
Loans from banks, CP	2,680	-120	2,560	-30	2,530
Bond, EMTN	830	-140	690	-220	470
Interest-bearing debt (Total)	3,510	-260	3,250	-250	3,000
Cash and Deposit	390	-40	350	-	350
Interest-bearing debt (Net)	3,120	-220	2,900	-250	2,650

Net interest-bearing debt will be reduced by 470 bn yen for 2nd Half FY2001 and FY2002, by the reduction of assets by 475 bn yen.

(2) Secured Liquidity Sources :

Cash and Deposit	350 bn yen (End-Mar 2002 prospect)
* Committed credit facility	470 bn yen
Overdraft facility	90 bn yen
Total	910 bn yen

* Regarding domestic committed credit facility of 400 bn yen in the total facility of 470 bn yen, the lenders informally have given consents on the renewal in Mar. 2002.

7. Marubeni - The Future (1)

Marubeni CORPORATION

<Basic Policy in @*ction 21*>


Reallocation of management resources
> Penetration into various "IT" industries and societies
> Strategic advances into promising fields
Realization of sufficient returns corresponding to risks
Business expansion leveraged by advanced functions
> Quantifying risk tolerance and reinforcing portfolio management
> Setting a clear risk-return target
> Enlarging Marubeni's core businesses by combined and reinforced 5 functions
> Improving earnings power as a solution service provider

<SPEED & CHALLENGE>

We strengthen our "Vertical integration power" through shifting management resources into the fields where we have strong competitive edge and the growing fields, and through establishing continuous operation flow of "up-stream to down-stream" and "raw materials to finished goods".

> The Management draws a sharp line between "continuing / reinforcing business fields" and "reducing / withdrawing fields".

> A group of business divisions and associated companies with a strong earnings base and balanced financial strength = "Marubeni Group"

8. Marubeni - The Future (2)

Analysis of our profit-making structure : 5 Points of consideration

Point	Analysis	Conclusion
(1)(a) Traditional trading businesses and some accompanying investments	Fields with strong competitive edge Divisions earning stable profits from comparatively small assets and interest-bearing debts: Energy, Metals & Mineral Resources, Chemicals, Forest Product & General Merchandise, Agri-Marine Products, Textiles 3 year average operating profit 50.5 bn yen for FY99 - FY01 Pros.	Marubeni's earnings base at present and in the future. Continuous reinforcement of the base.
(b) Machinery (Traditionally strong Divisions)	Excellent global customer base Establishment of business models minimizing project risks one by one ·Overseas Independent Power Producer project ·Plant export project ·Export/import and sales of machine tool and industrial machinery ·Sales of equipment IT and electronics related and software	(same as above)
(2) Investments, loans and guarantees to non-core businesses (esp. large manufacturing industries)	Rash entry into fields without expertise Non-bearable market risks over our capacity	Failed. Deeply regretting what Marubeni should not have done. Withdrawal from these businesses Reinforcement of risk management system ensured
(3) Accumulated exposure to low quality assets	Imprudent financing to low credit customers without appropriate spread Revealed non-strict credit risk management Providing both equity and loans incurred conflicts of interests, then taking entire business risks	(same as above)
(4) Failure of domestic and overseas real estate development projects	Large write-off in the past *Still maintain high competitiveness* and steady earnings power in urban condominium development	⇒ Only sound assets left after the lump sum write-off. Focusing on strong businesses such as urban condominium development
(5) Incubator functions	Important role of *Sogoshosha.* Tendency of excessive investments	⇒ Marubeni plays the role within its competence

Keys for Marubeni's revival: (1) Traditional trading and Machinery as earnings bases, (4) Specialization in strong fields and (5) Business Incubation within the Company's capacity

9. Marubeni - The Future (3)

<Core business fields which we commit managerial resources to, and maximize profits in >

(1) International trade and domestic distribution of commodities

(2) Development and trade of natural resources

(3) Organization of electric power plant and manufacturing plant related project

(4) Development of urban condominiums and accompanying services

(5) Incubation of new businesses

(unit : billions of yen)

Business model	Direction	Total assets		Net income	
		FY2002	FY2005	FY2002	FY2005
<Commodity Trade> International trade and domestic distribution of materials, products and natural resources and related investments and loans	> Established effecient operations with appropriate returns and relatively small assets > Marubeni's continuous core earnings base with expected steady expansion > Enlarging merchandise line and volume of trading transactions of materials, products and natural resources with limited and effective investments in related industries > Construction of logistics network among Marubeni Group firms and customers	1,850	2,000	28	35
<Project Solution> Electric power and plant project businesses Merchant Bank related finance businesses (coordination and related investments / loans)	> Completion of disposal of doubtful and nonperforming assets is in sight. Established business models generating certain profits with minimal risks, such as overseas Independent Power Producer projects or cash sales of manufacturing plant utilizing official supports from the Export Credit Agency and etc. > EPC, BOT and BOO businesses utilizing official supports from Export Credit Agency and/or project finance > Focusing on projects in "More Developed Countries" requiring Marubeni's expertise and overseas network. > Thoroughgoing "Exit Strategy" considering the liquidity of assets in any occasion	930	500	4	10
<R&D> Incubation of new businesses	> Seeking the future profits in the growing fields such as IT, bio- and nano-technology > Formulating and utilizing "investment funds" within Marubeni's capacity	120	150	-10	15
<Others> Development & Construction, Domestic and Overseas Branches, and Overseas Corporate Subsidiaries	> Completion of disposal of doubtful and nonperforming assets > Slimning-down of balance sheets and making more profits by focusing on development and sales of urban condominiums	1,750	1,350	8	10
Total		4,650	4,000	30	70

10. Marubeni - The Future (4)

Marubeni CORPORATION

<Quantitative image for FY2005>



Consolidated Net Income
80
70
60
50
40
30
20
10
0
-10
30 bn yen
70 bn yen
14%
22%
14%
50%
Others
R&D
Project solution
Commodity Trade
FY2002
FY2005

FY2005 (Consolidated Basis)	
Net income:	70 bn yen
Shareholders' equity:	500 bn yen
Net interest-bearing debt:	under 2,500 bn yen
Net D/E ratio:	under 5 times

Marubeni CORPORATION

Financial Results for FY2001 and Prospects for FY2002

May 24, 2002

Marubeni Corporation

(TSE Code: 8002)

Agenda

Marubeni CORPORATION

1. Consolidated Income

(billions of yen)	FY98	FY99 (change)	FY00 (change)	FY01 (change)	FY02 pros. (change)
Gross trading profit (excluding evaluation loss on real estate for sale)	528.3	474.9 (-53.4)	479.8 (+4.9)	438.0 (-41.8)	450.0 (+12.0)
SGA expenses	-456.7	-398.4 (+58.3)	-398.2 (+0.2)	-390.8 (+7.4)	355.0 (+35.8)
Adjusted operating profit (excluding restructuring costs)	**71.6**	**76.5 (+4.9)**	**81.6 (+5.1)**	**47.2 (-34.4)**	**95.0 (+47.8)**
Other restructuring costs					
Gross trading profit	-6.0	-21.4 (-15.4)	0 (+21.4)	-1.2 (-1.2)	0 (+1.2)
SGA expenses	-1.5	-13.1 (-11.6)	-2.2 (+10.9)	-1.3 (+0.9)	0 (+1.3)
Provision for doubtful accounts	-51.3	-25.7 (+25.6)	-37.9 (-12.2)	-43.9 (-6.0)	-10.0 (+33.9)
Operating profit	**12.8**	**16.3 (+3.5)**	**41.5 (+25.2)**	**0.8 (-40.7)**	**85.0 (+84.2)**
Interest expense-net	-36.2	-32.6 (+3.6)	-29.5 (+3.1)	-29.5 (0)	-34.0 (-4.5)
Dividends received	6.0	5.2 (-0.8)	7.7 (+2.5)	7.5 (-0.2)	5.0 (-2.5)
Others	-132.5	16.5 (+149.0)	-13.0 (+29.5)	-143.9 (-130.9)	-8.0 (+135.9)
Income (losses) before income taxes and equity earnings (loses)	-149.9	5.4 (+155.3)	6.7 (+1.3)	-165.2 (-171.9)	48.0 (+213.2)
Income (losses) before equity in earnings	-111.0	-1.6 (+109.4)	-1.8 (-0.2)	-97.5 (-95.7)	19.0 (+116.5)
Equity in earnings (losses) -net	-6.7	3.7 (+10.4)	16.9 (+13.2)	-18.9 (-35.8)	11.0 (+ 29.9)
Net income (loss)	**-117.7**	**2.1 (+119.8)**	**15.0 (+12.9)**	**-116.4 (-131.4)**	**30.0 (+146.4)**

2. Gross Trading Profit & SGA Expenses

Marubeni CORPORATION



Gross trading profit (billions of yen)
SGA Expenses (billions of yen)
540
510
480
450
420
390
360
330
-540
-510
-480
-450
-420
-390
-360
-330
・Gross trading profit for FY01 ¥438bn (decreased by ¥42bn from FY00)
FY02 ¥450bn prospects
Gross trading profit
528
475
480
438
450
¥ 72bn
Adjusted operating profit
(excluding restructuring cost)
¥ 77bn
¥82bn
¥47bn
¥95bn
-457
-398
-398
-391
-355
SGA expenses
(excluding provision for doubtful accounts)
SGA expenses for FY01 ¥391bn (decreased by ¥7bn from FY00)
FY02 ¥355bn prospects, due to expense reduction in all areas
FY98
FY99
FY00
FY01
FY02 pros.

3. Core Earnings

Marubeni CORPORATION

(billions of yen)	FY98	FY99	(Change)	FY00	(Change)	FY01	(Change)	FY02 pros.	(Change)
Adjusted operating profit (excluding restructuring cost)	71.6	76.5	(+4.9)	81.6	(+5.1)	47.2	(-34.4)	95.0	(+47.8)
Dividend received	6.0	5.2	(-0.8)	7.7	(+2.5)	7.5	(-0.2)	5.0	(-2.5)
Equity in earnings	-6.7	3.7	(+10.4)	16.9	(+13.2)	*1.4	(-15.5)	11.0	(+9.6)
Core earnings	**70.9**	**85.4**	**(+14.5)**	**106.2**	**(+20.8)**	**56.1**	**(-50.1)**	**111.0**	**(+54.9)**
Interest expense-net	-36.2	-32.6	(+3.6)	-29.5	(+3.1)	-29.5	(-)	-34.0	(-4.5)
Total	**34.7**	**52.8**	**(+18.1)**	**76.7**	**(+23.9)**	**26.6**	**(-50.1)**	**77.0**	**(+50.4)**



Core earnings
(billions of yen)
Interest expense-net
(billions of yen)
100
50
0
-120
-80
-40
0
Core earnings
Interest expense-net
71
85
106
56
111
35
53
77
27
77
-36
-33
-30
-30
-34
FY98
FY99
FY00
FY01
FY02 (pros.)

(Note) ・Core earnings=Adjusted operating profit (excluding restructuring cost) + Dividend income ± Equity in earnings (excluding restructuring cost)

・Interest expenses-net = Interest income − Interest expenses

(*) Equity in losses ¥-18.9bn for FY2001 = Equity in earnings ongoing basis ¥1.4bn - Restructuring costs ¥20.3bn

4. Gross Trading Profit and Net Profit by Segment

Marubeni CORPORATION



Billions of yen
Gross Trading Profit
Net Profit
Left: FY00
Middle: FY01
Right: FY02 Prospects
Note) Finance & Logistics Business : FY01 and FY02 only
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
IT Business
41 33 46
-4 -36 -5
Utility & Infrastructure
10 11 14
-4 2 5
Plant & Ship
20 10 14
-14 -30 -2
Transportation & Industrial Machinery
53 53 54
-11 -6 3
Energy
31 30 31
8 6 6
Metals & Mineral Resources
16 15 15
3 -1 3
Chemicals
30 29 31
4 2 4
Forest Products & General Merchandise
44 41 42
8 3 5
Agri-Marine Products
65 60 60
9 -7 8
Textile
31 29 26
-4 1 2
Development & Construction
29 32 35
-5 -23 -1
Finance & Logistics Business
7 8
0 2
Overseas Corporate Subsidiaries & Branches
81 82 83
0 -13 3

5. Core Earnings and Total Assets by Segment

Marubeni CORPORATION



Core Earnings (billions of yen)
Note) Finance & Logistics Business: FY01 and FY02 only
25
15
5
-5
-15
-25
FY00
FY01
FY02 Prospects
IT Business
Utility & Infrastructure
Plant & Ship
Transportation & Industrial Machinery
Energy
Metals & Mineral Resources
Chemicals
Forest Products & General Merchandise
Agri-Marine Products
Textile
Development & Construction
Finance & Logistics Business
Overseas Corporate Subsidiaries & Branches
-3
-22
-1
7
5
5
3
-9
-1
4
4
11
17
13
14
7
6
7
8
6
9
15
7
12
16
12
18
7
6
6
5
8
12
0
0
9
7
15



Total Assets (billions of yen)
Note) Finance & Logistics Business: FY01 and FY02 only
800
600
400
200
0
FY00
FY01
FY02 Prospects
IT Business
Utility & Infrastructure
Plant & Ship
Transportation & Industrial Machinery
Energy
Metals & Mineral Resources
Chemicals
Forest Products & General Merchandise
Agri-Marine Products
Textile
Development & Construction
Finance & Logistics Business
Overseas Corporate Subsidiaries & Branches
303
263
208
199
213
221
574
402
399
447
329
277
319
352
368
208
178
185
180
166
162
382
332
336
350
347
343
184
151
165
426
399
378
340
224
730
656
526

6. Consolidated Cash Flows

Marubeni CORPORATION

(billions of yen)	FY00 Yearly	FY01 Yearly	Major factors during FY01	FY02 prospects
Operating activities				
Net Income (losses)	15.0	-116.4		
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	69.9	71.1		
Provision for doubtful accounts	37.9	43.9	Increase in non-cash profit and loss items due to the "A" PLAN	
Other	-26.0	71.7		
Sub Total	81.8	186.7		
Changes in assets and liabilities concerning operating activities:	69.4	124.4	Decrease in notes and accounts receivable mainly in Parent	
(Prepaid benefit cost, included)	(-84.5	-9.3)		
Other	13.1	3.8		
Net cash provided by operating activities	179.3	198.5		142.9
Investing activities				
Purchase and sales/redemptions of securities and other investments -net	150.0	66.3	Decrease in financial investment assets, etc.	
Purchase and sales of property and equipment and property leased to others -net	-29.6	-57.3	Acquisition of leasing property and IT-related capital expenditure	
Collection of loans receivable -net	92.3	55.9	At overseas corporate subsidiaries and branches etc.	
Other	-24.7	9.6		
Net cash provided by (used in) investing activities	188.0	74.5		70.0
Free cash flows	367.3	273.0		212.9
Financing activities				
Increase and decrease in interest-bearing debt -net	-456.5	-152.6	Redemption of corporate notes and repayment of long-term loans	
Other	0.4	2.5		
Net cash used in financing activities	-456.1	-150.1		-334.9
Effect of exchange rate changes on cash and cash equivalents	13.3	13.9		
Net increase (decrease) in cash and cash equivalents	-75.5	136.8		-122.0

7. Restructuring Costs and Gains on Sales of Assets

Marubeni CORPORATION

(billions of yen)	FY2001 Results	FY2001 Prospects announced in Nov. 2001	Change	Reasons for Change
<Restructuring Costs>				
1)To accelerate writing-off those items which were planned in @ction21				
・Allowance for doubtful receivables	-52.6	-47.0	-5.6	National Steel -4.0
・Restructuring of/ Scale-down of/ Withdrawal from loss-making Firms	-36.5	-29.0	-7.5	Shinshindo Baking Co., Ltd. -3.6
・Unrealized losses on investment securities, etc.	-19.6	-18.0	-1.6	Flag -1.4 (addition)
Sub-total	**-108.7**	**-94.0**	**-14.7**	
2) To write-off or to reserve provision for potential loss making items in advance				
・Impairment charges on listed investment equity securities	-81.3	-81.0	-0.3	
・Impairment charges on real estate and other fixed assets	-49.0	-33.0	-16.0	PCL-13.6 Impaired leased properties -2.6
Sub-total	**-130.3**	**-114.0**	**-16.3**	
Total	**-239.0**	**-208.0**	**-31.0**	
<Gains on Sales of Assets>				
・Gains on sales of investment securities and investment equity securities	23.2	23.0	0.2	
・Gains on sales of fixed assets	2.0	2.0		
Total	**25.2**	**25.0**	**0.2**	

8. Total Assets and Net Interest-bearing Debt

(trillions of yen) At the End of Mach	2000	2001	2002	Change from March 2001	2003 prospects
Current Assets	3.2	2.8	2.5	-0.3	
Investments/Fixed Assets	2.4	2.5	2.3	-0.2	
Total Assets	5.6	5.3	4.8	-0.5	4.4
Short-term loans(*)	1.5	1.3	1.2	-0.1	
Long-tern interest bearing debt	2.3	2.1	1.9	-0.3	
Net interest-bearing debt	3.3	3.1	2.7	-0.4	2.5
Shareholders'Equity (billions of yen)	324.3	342.3	263.9	-78.4	290.0
Net D/E ratio (times)	10.3	9.0	10.3		8.6

* including current portion of long-term debt

Consolidated Total Assets (as of Mar. 01)


Other fixed assets
259 (4.9%)
Cash and cash equivalents,
and time deposits 339 (6.4%)
Marketable securities
87 (1.6%)
Fixed assets
including leased to
others
835 (15.7%)
Affiliated companies
290 (5.4%)
¥5,321
billion
Notes and accounts
receivable - trade,
and Inventories
2,128
(40.0%)
Long-term receivables(i
Allowance for doubtful ac
512 (9.6%)
Investment securities
652 (12.3%)
Other current assets
219 (4.1%)

Consolidated Total Assets (as of Mar. 02)


Other fixed assets
(8.1%) 386
Cash and cash equivalents,
and time deposits (9.8%)
472
Marketable securities
64 (1.3%)
Fixed assets including
leased to others
(15.9%) 762
Notes and accounts
receivable - trade,
and Inventories
1,689 (35.1%)
Affiliated companies
284 (5.9%)
¥4,806
billion
Long-term receivables(includi
Allowance for doubtful accounts)
332 (6.9%)
Investment securities
(11.5%) 554
Other current assets
263 (5.5%)

9. Shareholders' Equity

Marubeni CORPORATION

(billions of yen)	Mar 00	Mar 01	Mar 02	Change from Mar 01	Mar 03 pros.
Shareholders' equity	324.3	342.3	263.9	-78.4	290.0
ROE	**0.61%**	**4.51%**	**-**		**10.8%**



(billions of yen)
500
400
300
200
100
0
12times
10times
8times
6times
D/E Ratio
10.3 times
9.0 times
10.3 times
8.6 times
324
342
264
290
Shareholders' equity
Mar 00
Mar 01
Mar 02
Mar 03 pros.

<Breakdown of Shareholders' Equity for Mar 02>

(billions of yen)		Change from previous year
Common stock and additional paid in capital	411.0	(-)
Retained earnings	-94.8	(-116.4)
Net unrealized losses on investment securities	0.4	(+14.6)
Currency translation adjustments	-51.8	(+24.1)
Minimum pension liability adjustment	-0.2	(-)
Net unrealized losses on derivatives	-0.7	(-0.7)
Total shareholders' equity	263.9	(-78.4)

10. Interest Coverage Ratio

(billions of yen)	FY1999	FY2000	FY2001	FY2002 prospects
Adjusted operating income (excluding restructuring costs)	76.5	81.6	47.2	95.0
Interest income	88.2	75.3	45.8	36.0
Dividends received	5.2	7.7	7.5	5.0
Depreciation and amortization	59.8	69.9	71.1	70.0
Total EBITDA (a)	**229.7**	234.5	171.6	206.0
Interest expense (b)	-120.8	-104.8	-75.3	-70.0
Interest coverege (a)／(b)	**190%**	**224%**	**228%**	**294%**


(billions of yen)
300
250
200
150
100
50
0
-50
-100
-150
EBITDA
Interest expense
Interest Coverage (%)
229.7
190%
FY1999
-120.8
234.5
224%
FY2000
-104.8
228%
171.6
FY2001
-75.3
294%
206.0
FY2002 Peospects
-70.0
350%
300%
250%
200%
150%
100%
50%
0%

11. Number and Net Profits of Consolidated Firms

Marubeni CORPORATION



Mar 99
Mar 00
Mar 01
Mar 02
Mar 03 pros.
Net profit (billions of yen)
Number of firms
80
60
40
20
0
-20
-40
-60
-80
-100
-120
600
500
400
300
200
100
0
Profit-making Firms
Loss-making Firms
42
-72
-30
48
-39
9
66
-35
32
51
-108
-57
50
-13
37
459 firms
476 firms
480 firms
391 firms
435 firms
230 firms
170 firms
118 firms
124 firms
55 firms
Restructuring costs -58 included
<Total number of consolidated group firms> 689 646 598 515 490
<Loss-making firm ratio> 33.4% 26.3% 19.7% 24.1% 11.2%
Surplus amount
Deficit amount
Net profit of group firms
Proft-making Firms
Loss-making Firms

12. Major Profit-making & Loss-making Firms

Net profit on consolidated basis (billions of yen)		FY00	FY01			FY02
		Yearly	Excluding restructuring costs	Restructuring costs	After restructuring	Yearly prospects
<Major Profit-making firms>						
・Subsidiaries	M. Aluminium Australia (100%)	1.8	2.8	—	2.8	1.7
	M.LNG International (100%)	2.5	2.4	—	2.4	0.9
	MIECO Inc. (100%)	1.2	1.6	—	1.6	1.2
・Affiliated companies	Uni-Mar Energi (33.33%)	4.9	7.5	—	7.5	5.4
	Dampier Salt Ltd. (20.44%)	0.6	1.1	—	1.1	1.0
	Marusumi Paper (32.16%)	1.1	1.0	—	1.0	1.0
	Marubeni-Itochu Steel Inc. (50%)	—	1.0	—	1.0	2.9
<Major Loss-making firms>						
・Subsidiaries	Vectant (100%)	-4.0	-16.0	-22.4	-38.4	-4.4
	Marubeni Construction (100%)	0.0	-1.7	-7.4	-9.1	-0.8
	MACMA (100%)	0.1	-1.0	-2.1	-3.1	0.0
・Affiliated companies	PT Chandra Asri (23.70%)	-2.3	-5.5	-5.5	-11.0	-0.9
	Daishowa-Marubeni (50%)	2.0	-2.1	—	-2.1	-0.3
	Thai Cold Rolled Steel (37.57%)	-2.1	-1.3	-5.7	-7.0	0.0

Marubeni CORPORATION

<Reference> 13. Non-consolidated Financial Results & Prospects

(billions of yen)	FY00	FY01	Change	FY02 prospects
<Business Results>				
Total volume of trading transactions	8,154.2	7,289.4	-864.8	6,700.0
Gross trading profit	152.5	121.4	-31.1	-
Operating profit	21.3	1.0	-20.3	-
Ordinary profit	55.1	23.4	-31.7	20.0
Net income (loss)	4.0	-169.5	-173.5	10.0
<Balance Sheet>				
	End-Mar 01	End-Mar 02		
Total assets	3,141.3	2,790.1	-351.2	
Sharholders' equity	421.7	251.7	-170.0	
Interest-bearing debt	1,891.0	1,875.1	-15.9	
(Interest-bearing debt-net)	(1,719.4)	(1,675.8)	-43.6	
Net D/E Ratio (times)	4.08	6.66	+2.58 points	
ROE	0.95%	-		

POST "A" PLAN

Outline of New Medium - Term Management Plan

(FY2003 - FY2005)

～Scenario from revitalization to new growth ～

May 24, 2002

Marubeni
CORPORATION

Table of Contents

I. Introduction

During FY2002, the Company plans to dedicate its efforts to achieving the goals established in "A" Plan. At the same time, the Company has already drawn up the outline of a new medium-term management plan and devised a new earnings plan to clarify the direction of Marubeni Group after the completion of "A" Plan.
Further details and an action plan for the medium-term management plan are to be announced before the end of FY2002. The three-year period starting from FY2003 has been positioned as the time to see the Company move from revitalizing operations to new growth. Going back to Marubeni's Company Creed of "Fairness", "Innovation" and "Harmony", the management and all employees will combine their efforts to make Marubeni an open company that attaches the very highest priority to gaining the trust of society.

Company Creed		
	Fairness	Corporate activities conducted in an ethical manner, while observing all laws and regulations.
	Innovation	Face the challenges of Marubeni's revitalization and new growth using individual initiative for internal change.
	Harmony	Good relations with society and stakeholders through corporate activities based on the principle of trust.


Ⅱ. Positioning of the New Medium-Term Management Plan
Marubeni CORPORATION
FY1999 - FY2000
FY2001 - FY2002
FY2003 - FY2005
Platform for revitalization and new growth
Move from re
to new gr
VISION2000 Restructuring Plan
○Business restructuring (decrease in ratio of loss-generating group companies)
○Financial restructuring (reductions in total assets and net interest-bearing liabilities)
○Personnel restructuring (reform of human resource system, reduction in personnel)
○Organizational and management system restructuring
@ction21 "A" PLAN
○Removal of potential risk (write-offs and additions to allowances to cater for doubtful businesses and receivables)
○Withdrawal from loss-generating businesses
○Drastic cost reductions
○Expansion of profits in core business fields
@ction21
○Systematic allocation of business resources (establishing capital frameworks)
○Pursuit of returns appropriate to risk (introduction of PATRAC financial indicator)
○Introduction of integrated risk control system
New Medium-Term Management Plan
○Improvements in financial structures – reductions in net interest-bearing debt, enlargement of shareholders' equity
○Reinforcement of profit base
○Implementation of portfolio management
○Organizational restructuring based on business strategy models
○Reinforcement of risk management

Ⅲ. The Marubeni Group Three Years From Now

Marubeni CORPORATION

Management Tasks

1. Improvements in financial structures
   - reductions in net interest-bearing debt,
   - enlargement of shareholders' equity
2. Reinforcement of profit base



Solutions

1. Reductions of risk assets
2. Profit margin improvements through shift to high-quality assets

Implementation of portfolio management

Establishment of a unique portfolio management system

1. Clarification of corporate financial indicator
2. Segmentation of managerial and administrative units (Introduction of Portfolio Unit System)
3. Strategic planning of portfolio units (Allocation of management resources)

Organizational restructuring based on business strategy models

Portfolio units will be divided up into groups on the basis of business strategy models drawn up to cater for different business formats and approaches, and organizational restructuring conducted on the base they provide.

○Further specialization and functional sophistication
○Strengthened synergies
○Improvement of managerial efficiency and consistency by integrated strategy

Reinforcement risk management

No. 1 strategy

the industry leader in each segmented

Marubeni Group - three years from now

A strong corporate group composed of only winning portfolio units

Ⅳ. Consolidated Numerical Targets for FY2005



Unit : billion yen	FY2001 Business results	FY2002 Prospects	FY2005 Targets
Net interest-bearing debt	2,712.9	2,500.0	**2,000.0**
Shareholder's equity	263.9	290.0	**406.5**
Risk assets	740.0	690.0	**580.0**
Net income	△116.4	30.0	**50.0**
Core earnings [Note]	56.1	111.0	**140.0**
Risk-return [Note]	----	4.3%	**8.6%**
Net D/E ratio	10.3 times	8.6 times	**4.9 times**
ROE	----	10.3%	**12.3%**

Note: Core earnings = Operating profit (excluding allowance for doubtful accounts) + equity in earnings (loss) + dividends

$$\text{Risk-return} = \frac{\text{Consolidated net income}}{\text{Risk assets}}$$

V. Portfolio Management System (1)

1. Clarification of Financial Indicator

PATRAC (Profit After Tax less Risk Asset Cost) will be positioned as the most important corporate financial indicator. The risk-return target for risk assets for FY2005 will be set at 8% or higher.

About PATRAC

As a general trading company, Marubeni conducts many different types of business involving a broad range of products and partners. As such, the Company developed and introduced the PATRAC as an indicator in order to help minimize the risk against assets, and to ensure appropriate returns on risk assets.

PATRAC = Consolidated net income – Risk assets × 8%
TARGET : PATRAC target: Greater than zero

$$\text{Risk-return} = \frac{\text{Consolidated net income}}{\text{Risk assets}} \ (\%)$$

$$\text{Risk-return} = \frac{\text{Net income}}{\text{Net sales}} \times \frac{\text{Net sales}}{\text{Total assets}} \times \frac{\text{Total assets}}{\text{Risk assets}}$$

ROA


Improvement in profit margins
Increase in the assets turnover ratio
Shift to high-quality assets

V. Portfolio Management System (2)

Marubeni CORPORATION

2.Segmentation of Managerial and Administrative Units (Introduction of the Portfolio Unit System)

Current Status:
Management and administration based on Divisions

From FY2003 and forwards:
Management and administration based on segmented (portfolio) units

Segmentation Method: Based on product, function, business formation, regional and customer characteristics

Current Status



Dept.A
Sec.B
Sec.C
Sec.D
Sec.E
GF.I
Sec.F



Dept.K
Sec.M
GF.R
GF.S
Sec.N
Sec.O
Sec.P

Segmentation

GF = Group firms

Portfolio Unit Sys

Unit 1 Dept.A
Unit 2 Sec.E GF.R
Unit 3 Sec.C Sec.D
Unit 4 Dept.K
Unit 5 GF.H
GF.J

Implementation of portfolio management

Expansion
Reinforcement
Support



V. Portfolio Management System (3)

Marubeni CORPORATION

3. Strategic Planning of Portfolio Units (Appropriate Allocation of Management Resources)

Corporate staff organization will be reorganized to assist management, and portfolio units evaluated, classified and re-strategized every six months.

Evaluation:
- Quantitative aspects (risk-return)
- Qualitative aspects (attractive to Marubeni)

* Qualitative evaluation criteria: future potential, growth potential, competitive environment, customer evaluation, presence or absence of functionality

Classification:

Core units:
Expansion areas, reinforcement areas, support areas

Non-core units:
Restructuring areas, withdrawal areas

* Those units with risk-return of less than 8% and lacking in attractive to Marubeni will be classed as restructuring or withdrawal areas.

Strategic Planning:

Core units:
Profit expansion through appropriate allocation of management resources

Non-core units:
Return on capital, reduction in Risk assets



Realized capital gains
High
Risk-return
Separation
Low
8%
4%
Reinforcement
Expansion
Reinforcement
Withdrawal
Restructuring
Support
Low
Attractive to Marubeni
High



Expansion
Appropriate allocation of business resources
Reinforcement
Aiming for steady profits, reinforcing functionality. Allocating management resources as and when necessary.
Support
Profit Expansion
Reduction in Risk assets

Establishment of a specialized work-out organization to accelerate withdrawals from areas to be discontinued.

VI. Reinforcement of Risk Management

Introduction of an Integrated Risk Management System

Previously:
Risks were managed individually, by country, risk-level and account type.



Current (since FY2001):
Considering the effects of in-portfolio dispersion and correlations, Marubeni adopts an Integrated Risk Management System that minimizes risk with a common measure, the "VaR (Value at Risk)" measure.

To manage the greatest potential falls in value by measured risk assets.

Note: Risk assets calculated every quarter.

Business Marubeni Will Not Take up in Future

- ○Investments whose market risks cannot be hedged.
- ○Those to which the Company's expertise cannot be applied.
- ○Credit assets with low risk-returns.
- ○Credit assets of duration longer than 10 years.
- ○Business investments whose return periods are longer than 10 years.
- ○Projects where conflict of interest exists as a lender and a equity holder.
- ○Speculative real estate transactions.

Risk assets viewed from **portfolio unit** perspective.
→ Possible more accurate risk management .



PATRAC based on **portfolio units**, risk-return calculations.



In order to maximize return for risk that **portfolio unit** holds, we implement reinforcement of profit base and reductions in risk asset through reviewing and replacement of assets.

PATRAC = Consolidated net income − Risk assets × 8%

Risk-return (%) = Consolidated net income/ Risk assets

VII. Organizational Restructuring Based on Business Strategy Models

Portfolio units will be divided up into groups on the basis of "business strategy models" drawn up appropriately according to different business formats and approaches, and reshuffled periodically.



Business Strategy Models
Portfolio Unit
Div.A
Div.B
Div.C
Div.H
Div.I
Marubeni Functions/Roles
Merchandize/service provider
Organizer, developer, consultant
Business Strategy Model
Commodity Trading
Project Solutions
Natural resources
Industry materials
Consumer goods
Industrial & residential projects
Solution provider
In those cases where several business strategy models cluster in the same organization
Grouping portfolio units based on business strategy model.
Division of the group into appropriate size for management

Ⅷ. Commodity Trading Business Strategies

Commodity Trading Business

This category supplies resources and materials, provides merchandizing products and services which combine functions relating to commodity-based investments, logistics, finance, organizer function, merchandizing planning. This category is being expanded and sophisticated from simple trading.

Strategies in Commodity Trading Businesses:

○Generating profits at every stage of business through creating a value chain that connects all aspects of operations from production to marketing.

○Expansion in business volume and the range of commodities dealt with through enhancement of effective related investments including capital alliances, and reinforcement of logistics/SCM functions.

○The Company will simultaneously further develop export and other similar transactions in order to support Japanese companies abroad and burgeoning demand in Asia.


Business Areas
Oil &Gas
Pulp & Paper
Electronics-related materials
Foods
Apparel Products
IT-related devices
etc.
Operating Base
Customer base, Overseas procurement and Distribution channel, Domestic sales network
Differentiation Through Functionality
Organizing functions [Note]
Value Chain Development
Merchandizing planning
Materials procurement
Production and Processing
Finance
Sales and Marketing
Differentiation Through Service Quality
Logistics
SCM (Supply Chain Management)

[Note] **Merchandizing Planning Capabilities :** Specialized, timely, frequent and regular planning capabilities
Organization Functions: Organization functions that allow the large number of professionals required for merchandizing planning.

IX. Project Solution Business Strategies

Marubeni CORPORATION

Project Solution Business

In this category, the Company aims for the highest level of specialization within any given industry, working as an organizer, developer and consultant to generate revenue commensurate with its expertise. The Company also conducts high added-value business in which it takes a central role.

Strategies in the Project Solution Business :

○Pursuit of new, high-quality business opportunities in the IPP[Note] business.
○Expansion of cash-based EPC[Note] contract orders.
○Pursuit of business opportunities (EPC, BOO, BOT, etc.)[Note] which allow the company to make optimal use of its organizing functions, such as system finance, project finance, partnerships with third parties.
○Reinforcement of IT solution provider business in such areas as system integration (including development and maintenance).
○Development of fund business (including MBI[Note] and real estate funds) .
○Pursuit of development and construction specializing in urban condominiums.



Project Owner
Project Planning
Fee
Finance arrange (Investment, loans, guarantees)
Raw material supply
Product sales
Project
Operations after commencement of business in question
Marubeni
Organizer
Discovery of opportunities
Contractor selection
Process management

[Note]
I P P : Independent Power Producer
E P C : Engineering, Procurement & Construction
B O T : Build, Operate & Transfer
B O O : Build, Own & Operate
M B I : Management Buy-in

X. Business Incubation Business Strategies

Marubeni CORPORATION

Business Incubation Business

Putting to use its infrastructure, marketing expertise and procurement strengths, the Company will support venture companies operating in new technological and business areas. Capital gains will result from boosting corporate value at the companies in question.

Strategies in the Business Incubation Business:
Up until now, Marubeni has developed its network infrastructure service business entirely through its own efforts. However, in future, it will pursue partnerships with other major players in this area, integrating strategies accordingly. Risks will be limited in cutting-edge growth fields such as bio-engineering and nano technology, and diversified fund investments conducted.


New technological and business areas
Intellectual property rights
Venture companies
Support, including commercialization support, of venture capital companies
Universities, research institutions, and TLO [Note]
Funds
Investment
Marubeni
Capital gain dividends
Patent usage rights exclusive sales rights
Information gathering and business opportunity evaluation
Creation of new business
Application
Alliance
Network know-how of marketing and other divisions
Other business types
Synergies with other business models

[Note] TLO:Technology Licencing Organization

XI. Consolidated Income Projections for FY2003 ~ FY2005

Marubeni CORPORATION

Net income／Core earnings

Unit: billion yen



160
140
120
100
80
60
40
20
0
Core earnings
Net income
111
115
130
140
30
43
43
50

	"A" PLAN	Projections for FY2003 ～ FY2005		
	Projections for FY2002	Targets for FY2003	Targets for FY2004	Targets for FY2005
Net income	30	43	43	50
Core earnings	111	115	130	140

Note: Figures for FY2003 include capital gains of 10 billion yen.

Profit Improvement Plans

- ○Improvement in profit margins through shift from low-income assets to high-income assets
- ○Expansion of profits through reinforcement of business functions
- ○Capital gains through stock listings of subsidiaries and affiliated companies
- ○Contributions to profits from newly started businesses
- ○Improvements in profits at IT-related subsidiaries
- ○Continuous improvements in high-cost structures

XII. Consolidated Balance Sheet Projections for FY2003 ~ FY2005

Marubeni CORPORATION

Net interest-bearing debt/shareholders' equity



Unit: billion yen
Shareholders' equity
Net interest-bearing liabilities
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
1,500.0
1,000.0
500.0
0.0
Net interest-bearing debt
2,500.0
2,300.0
2,150.0
2,000.0
Shareholders' equity
290.0
328.5
364.0
406.5

	"A" PLAN	New Medium-Term Management Plan		
	FY2002 Projections	FY2003 Targets	FY2004 Targets	FY2005 Targets
Net interest-bearing debt	2,500.0	2,300.0	2,150.0	2,000.0
Shareholders' equity	290.0	328.5	364.0	406.5
Net D/E ratio	**8.6 times**	**7.0 times**	**5.9 times**	**4.9 times**

Paying careful attention to result trends throughout the three-year period,the Company will investigate ways of raising capital by 100 billion yen. In the case of actually implementing such measures, the FY2005 net debt-to-equity ratio will rise to 3.8 times its current level.

XIII. Profit Projections by Business Strategy Model

Marubeni CORPORATION



Net income
"A" PLAN
New Medium-Term Management Plan
FY2002
30 billion yen
FY2003
43 billion yen
FY2004
43 billion yen
FY2005
50 billion yen
Unit: billion yen
Project Solutions
Figures for FY2003 include capital gains of 10 billion yen
Commodity Trading
Business Incubation
Withdrawal Areas (including allowance for doubtful accounts)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
-20.0
10.0
38.0
-5.0
2.0
11.0
41.0
0.0
11.0
43.0
-1.1
15
12.0
45.0
FY2002
FY2003
FY2004
FY2005

XIV. Net Interest-Bearing Debt by Business Strategy Model

Net interest-bearing liabilities

Unit: billion yen



1, 500
1, 000
500
0
Commodity Trading
Project Solutions
Business Incubation

	"A" PLAN	New Medium-Term Management Plan		
	FY2002 Projections	FY2003 Targets	FY2004 Targets	FY2005 Targets
Commodity trading	1, 350	1, 300	1, 270	1, 240
Project solutions	1, 080	940	820	700
Business incubation	70	60	60	60

2 0 0 1

(Fiscal 2000, ended March 31, 2001)

FACT BOOK

MARUBENI CORPORATION

CONTENTS

Notes:

1.U.S. dollar amounts have been translated from yen, for convenience only, at ¥124.00=US$1, the exchange rate prevailing at March 31, 2001.

2.Billion is used in the American sense of one thousand million.

3.All financial figures are for fiscal years ending March 31, Fiscal 2000, ended March 31, 2001.

FINANCIAL HIGHLIGHTS

Consolidated Financial Summary

(Billions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Total assets	¥7,644	¥7,550	¥7,388	¥6,512	¥5,584	¥5,321
Interest-bearing debt	4,916	4,935	4,915	4,547	3,736	3,428
Shareholders' equity	561	513	475	354	324	342
Equity ratio (%)	7.3	6.8	6.4	5.4	5.8	6.4
Net D/E ratio (times)	7.9	8.9	9.3	11.2	10.3	9.0
Total volume of trading transactions (A)	¥13,541	¥13,970	¥13,641	¥11,960	¥10,222	¥9,437
Gross trading profit (B)	475	497	534	522	453	480
Margin ratio(%) (B)/(A)	3.5	3.6	3.9	4.4	4.4	5.1
Operating income	55	62	85	13	16	41
Income before equity in earnings	11	19	24	(111)	(2)	(2)
Equity in earnings of affiliates-net (after income tax effects)	4	1	(7)	(7)	4	17
Net income	15	20	17	(118)	2	15
Percentage change (%)	45.8	33.0	(14.3)	(783.3)	-	629.9

Net Income



(Billions of yen)
40
0
-40
-80
-120
-160
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01

Interest-Bearing Debt, Shareholders' Equity and Net Debt-to-Equity Ratio



(Billions of yen)
(Times)
5,000
4,000
3,000
2,000
1,000
0
12
9
6
3
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Interest-Bearing Debt
Shareholders' Equity
Net Debt-to-Equity Ratio

Gross Trading Profit and Operating Income



(Billions of yen)
600
500
400
300
200
100
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Gross Trading Profit
Operating Income

Consolidated Financial Summary

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Number of shares issued (billions of shares)	1.5	1.5	1.5	1.5	1.5	1.5
Earnings per share (EPS) (yen)	¥10.10	¥12.89	¥10.54	¥(78.80)	¥1.38	¥10.06
Percentage change (%)	45.5	27.6	(18.2)	(847.6)	—	629.9
Book value per share (BPS) (yen)	375.40	343.32	318.10	236.96	217.07	229.11
Cash dividends per share of common stock (yen)	6	6	6	3	0	0
Return on assets (ROA) (%)	0.21	0.26	0.23	(1.69)	0.03	0.28
Return on equity (ROE) (%)	2.90	3.75	3.49	(28.39)	0.61	4.51
Net income / Gross trading profit (%)	3.2	4.1	3.2	(22.5)	0.5	3.1
Interest coverage (times)	3.4	4.1	3.4	1.8	1.6	3.5
Moody's Investors Service, Inc., ratings						
Long - term	A3	A3	A3	Baa2	Ba2	Ba2
Short - term	P2	P2	P2	P2	NP	NP
Standard and Poor's						
Short - term	A-2	A-2	A-2	A-3	A-3	A-3
Rating and Investment Information, Inc. (R&I)						
Long - term	AA-	AA-	AA-	BBB+	BBB+	BBB+
Short - term	a-1+	a-1+	a-1+	a-2	a-2	a-2
Number of Consolidated Firms						
Subsidiaries	436	459	479	488	456	412
Affiliates	188	203	214	201	190	186
Total	624	662	693	689	646	598

Notes: 1. EPS is calculated based on the number of shares before adjustment for the effect of dilution.
2. BPS is calculated based on the number of shares issued at the end of each fiscal year.
3. ROA is calculated based on the average of total assets at the beginning and end of each fiscal year.
4. ROE is calculated based on the average of total shareholders' equity at the beginning and end of each fiscal year.
5. Interest coverage=[EBIT=NOP(excluding "bad debt losses")+Dividends+Equity in earnings] /Net interest cost

Earnings per Share(EPS) and Book Value per Share(BPS)


EPS(Yen)
(Yen)BPS
80
60
40
20
0
-20
-40
-60
-80
400
300
200
100
0
-100
-200
-300
-400
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
EPS
BPS

Return on Assets(ROA) and Return on Equity(ROE)


ROA(%)
(%)ROE
0.50
0
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
5
0
-5
-10
-15
-20
-25
-30
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
ROA
ROE

CONSOLIDATED FINANCIAL SUMMARY BY TYPE AND GROUP

Total Volume of Trading Transactions by Type and Group

(Trillions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Total Volume of Trading Transactions by Type						
Domestic	¥7.0	¥6.6	¥5.9	¥5.2	¥4.6	¥3.8
Export	2.0	2.2	2.5	2.2	1.3	1.2
Import	1.5	1.7	1.7	1.5	1.4	1.8
Offshore	3.1	3.4	3.5	3.2	3.0	2.7
Total	¥13.5	¥14.0	¥13.6	¥12.0	¥10.2	¥9.4
Total Volume of Trading Transactions by Group						
Machinery	¥4.1	¥4.2	¥4.5	¥4.3	¥3.0	¥2.4
Percentage change (%)	4.2	2.0	6.9	(4.7)	(30.9)	(20.5)
Metals	1.8	1.8	1.9	1.7	1.4	1.3
Percentage change (%)	8.2	1.8	1.5	(9.5)	(16.5)	(6.0)
Energy and Chemicals	2.7	3.1	2.9	2.2	2.5	2.9
Percentage change (%)	9.5	11.8	(4.3)	(25.9)	13.5	17.2
Agri-Marine Products	1.4	1.6	1.5	1.4	1.3	1.1
Percentage change (%)	5.9	12.1	(6.5)	(6.1)	(7.8)	(11.5)
Construction, Forest Products & General Merchandise	2.1	2.0	1.7	1.4	1.3	1.1
Percentage change (%)	10.4	(5.2)	(18.5)	(15.9)	(9.4)	(10.9)
Textile	1.3	1.2	1.2	1.0	0.8	0.6
Percentage change (%)	(10.5)	(5.6)	(3.2)	(14.8)	(18.3)	(28.2)
Total	¥13.5	¥14.0	¥13.6	¥12.0	¥10.2	¥9.4
Percentage change (%)	5.2	3.2	(2.4)	(12.3)	(14.5)	(7.7)

Total Volume of Trading Transactions by Type


(Trillions of yen)
15.0
12.0
9.0
6.0
3.0
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Domestic
Export
Import
Offshore

Total Volume of Trading Transactions by Group


(Trillions of yen)
15.0
12.0
9.0
6.0
3.0
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

Gross Trading Profit by Group (Billions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Machinery	¥130	¥144	¥171	¥170	¥125	¥127
Percentage change (%)	5.2	11.1	18.6	(0.6)	(26.5)	1.2
Metals	56	57	60	62	54	54
Percentage change (%)	4.5	2.0	6.2	2.6	(12.7)	(0.9)
Energy and Chemicals	75	78	89	96	93	101
Percentage change (%)	4.3	3.6	14.2	7.4	(2.7)	7.8
Agri-Marine Products	62	63	69	73	72	71
Percentage change (%)	(0.6)	2.9	8.8	5.4	(0.6)	(1.7)
Construction, Forest Products & General Merchandise	110	109	102	87	72	91
Percentage change (%)	6.9	(0.5)	(7.1)	(14.6)	(17.5)	27.0
Textile	43	45	43	35	37	37
Percentage change (%)	(7.8)	4.5	(3.1)	(19.0)	6.6	(0.3)
Total	¥475	¥497	¥534	¥522	¥453	¥480
Percentage change (%)	3.3	4.5	7.6	(2.3)	(13.3)	5.9

Gross Trading Profit by Group


(Billions of yen)
600
500
400
300
200
100
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

GEOGRAPHICAL DATA

Operational Results by Geographical Segment

(Billions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Japan						
Gross trading profit	¥378	¥396	¥409	¥373	¥317	¥333
Operating income	41	46	64	(5)	(5)	17
(Parent company)	31	34	43	27	28	21
Identifiable assets	4,191	4,223	4,011	3,723	2,873	2,758
North America						
Gross trading profit	¥46	¥44	¥62	¥80	¥66	¥72
Operating income	7	5	7	13	8	1
Identifiable assets	529	555	552	481	336	398
Europe						
Gross trading profit	¥29	¥35	¥41	¥50	¥42	¥42
Operating income	1	2	5	4	2	4
Identifiable assets	485	590	518	392	272	266
Asia - Oceania						
Gross trading profit	¥17	¥23	¥28	¥25	¥25	¥32
Operating income	2	3	6	0	6	13
Identifiable assets	220	271	272	244	196	204
Other						
Gross trading profit	¥12	¥15	¥19	¥15	¥11	¥12
Operating income	4	6	4	4	5	6
Identifiable assets	203	208	196	163	142	152
Eliminations						
Gross trading profit	¥(6)	¥(16)	¥(24)	¥(21)	¥(8)	¥(11)
Operating income	0	(0)	(1)	(2)	(0)	0
Identifiable assets	(848)	(814)	(834)	(865)	(244)	(191)
Consolidated						
Gross trading profit	¥475	¥497	¥534	¥522	¥453	¥480
Operating income	55	62	85	13	16	41
Identifiable assets	4,779	5,033	4,714	4,138	3,574	3,587

Gross Trading Profit



(Billions of yen)
600
500
400
300
200
100
0
-100
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Japan
North America
Europe
Asia - Oceania
Other
Eliminations

Identifiable Assets



(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Japan
North America
Europe
Asia - Oceania
Other
Eliminations

Operational Results of Overseas Corporate Subsidiaries by Geographical Segment

(Billions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
North America						
Gross trading profit	¥31	¥27	¥42	¥52	¥48	¥49
Operating profit	5	4	5	6	8	8
Net income	2	2	4	5	4	1
Identifiable assets	245	234	266	318	278	301
ROA(%)	0.8	1.0	1.5	1.5	1.5	0.2
Europe						
Gross trading profit	¥8	¥8	¥9	¥7	¥7	¥6
Operating profit	(0)	(1)	(0)	(1)	(1)	0
Net income	1	1	1	(1)	(3)	0
Identifiable assets	333	367	286	228	156	135
ROA(%)	0.3	0.2	0.3	(0.5)	(1.9)	0.1
Asia - Oceania						
Gross trading profit	¥8	¥9	¥10	¥11	¥10	¥10
Operating profit	1	0	1	1	1	2
Net income	0	(2)	1	(3)	0	1
Identifiable assets	213	208	214	187	151	135
ROA(%)	0.2	(1.2)	0.5	(1.8)	0.0	0.9
Other						
Gross trading profit	¥1	¥1	¥2	¥2	¥1	¥2
Operating profit	(0)	0	0	0	0	0
Net income	0	0	0	0	0	0
Identifiable assets	2	2	4	4	2	4
ROA(%)	15.6	16.2	8.8	8.5	14.0	8.7
Total						
Gross trading profit	¥48	¥46	¥62	¥72	¥67	¥68
Operating profit	5	4	6	7	8	10
Net income	4	1	6	0	2	2
Identifiable assets	794	811	770	737	587	576
ROA(%)	0.5	0.1	0.8	0.1	0.3	0.4

Note: Provision for doubtful accounts is excluded from operating income.

Gross Trading Profit


(Billions of yen)
80
70
60
50
40
30
20
10
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
North America
Europe
Asia - Oceania
Other

Identifiable Assets


(Billions of yen)
900
800
700
600
500
400
300
200
100
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
North America
Europe
Asia - Oceania
Other

Financial Information by Operating Segment

(Following financial information is based on Japanese Accounting Standard.)

IT Business (Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	393.2	451.1	+57.9
Gross trading profit (a)	37.3	41.3	+4.0
SGA expenses (b)	-40.6	-47.8	-7.2
Net operating profit before bad debt losses (a)-(b)	-3.3	-6.5	-3.2
Bad debt losses	-0.4	-2.0	-1.5
Net operating profit	-3.7	-8.5	-4.7
Interest expenses - net of interest income	-2.6	-1.5	+1.1
Net income	1.3	-3.5	-4.8
Current assets	192.0	185.0	-6.9
Non-current assets	61.3	118.4	+57.1
Total assets	253.3	303.4	+50.1

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Sofmap Co., Ltd.	**¥23.7**
Retail of digital related products, including personal computers and software products, etc.	
Marubeni Telecom Co., Ltd.	**10.6**
Domestic and overseas voice message services, sales of telecommunication services and equipment, and provifing Internet connecting services	
Kanto Electronics Corporation	**7.8**
Sales of personal computers and related products, semiconductors and electronics components	
Marubeni Solutions Corporation	**7.2**
Sales and technical support of semiconductors production equipment, CAD/CAM/CAE products and other computer systems and electronics devices	
Computer Wave Inc.	**3.3**
Wholesale of software and peripheral equipment for computers	
(Overseas)	
Vectant, Inc. (U.S.A.)	**¥2.4**
Real deta communications carrier, using Marubeni's global network assets	
LCA Holdings (Australia)	**0.7**
Sales of Iwasaki lamps, lighting equipment and fixtures	
Marubeni Network Systems (Europe) B.V. (Netherlands)	**0.5**
Development of telecom projects in African countries	
Marubeni Solutions USA Corporation (U.S.A.)	**0.4**
Marketing and sales of advanced electronic equipment	
Marpless Communication Technologies Pty. Ltd. (South Africa)	**0.3**
Sales and engineering of telecommunications equipment	

Utility & Infrastructure

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	456.0	424.6	-31.4
Gross trading profit (a)	6.0	10.1	+4.2
SGA expenses (b)	-11.6	-15.0	-3.4
Net operating profit before bad debt losses (a)-(b)	-5.7	-4.9	+0.7
Bad debt losses	0.0	-0.9	-0.9
Net operating profit	-5.7	-5.8	-0.1
Interest expenses - net of interest income	-0.6	-3.2	-2.6
Net income	-6.6	-3.5	+3.1
Current assets	87.9	83.5	-4.4
Non-current assets	120.7	115.2	-5.5
Total assets	208.6	198.6	-9.9

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Power Systems Corporation	**¥2.0**
Engineering, procurement and construction services for overseas power projects	
Mibugawa Power Company	**0.3**
Operation and management of Mibugawa Hydro power station	
Transport Systems Engineering Co., Ltd.	**0.2**
Planning and development of transport systems	
(Overseas)	
Uni-Mar Enerji Yatirimlari A.S. (Turkey)	**¥20.9**
Independent power producer	
Mindanao I･II (Philippines)	**3.0**
Geothermal power plants	
Tapel Energy Limited (Pakistan)	**1.9**
Operation of power generating facility in Pakistan	
Aquasistema Salina Cruz S.A. de C.V. (Mexico)	**0.4**
Construction, operation and maintenance of water treatment and desalination plants for PEMEX Refination	
Marubeni Asian Power Ltd. (China)	**0.2**
Providing consultation services related to project development for IPP in Southeast Asia including China	

Plant & Ship

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	697.5	511.4	-186.1
Gross trading profit (a)	19.6	20.2	+0.6
SGA expenses (b)	-18.2	-15.9	+2.3
Net operating profit before bad debt losses (a)-(b)	1.3	4.3	+2.9
Bad debt losses	-1.1	-17.8	-16.7
Net operating profit	0.3	-13.5	-13.8
Interest expenses - net of interest income	1.2	1.6	+0.4
Net income	2.0	-14.0	-16.0
Current assets	248.3	201.7	-46.6
Non-current assets	341.7	371.9	+30.3
Total assets	590.0	573.7	-16.3

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Tekmatex Corporation	**¥2.2**
Import and domestic sales of textile machinery	
Marubeni Energy and Chemical Project Corporation	**1.7**
Overseas trade, domestic sales and investment for energy-related and chemical plants, etc.	
Kaji Technology Corporation	**1.2**
Manufacturing and sales of compressors, textile machines, casting iron and industrial machines	
Marubeni Protechs Corporation	**0.7**
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel plants	
(Overseas)	
Compania de Nitrogeno de Cantarell S.A. de C.V. (Mexico)	**¥7.3**
Production and supply of nitrogen for PEMEX	
PT. Chandra Asri (Indonesia)	**3.9**
Manufacture and sales of petrochemical products	
Royal Maritime Corporation (Liberia)	**1.9**
Ship leasing, finance and ship owning	
Evm Leasing (Cayman Islands)	**0.7**
Equipment leasing for oil and gas development and production	

Transportation & Industrial Machinery

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	1,139.8	836.5	-303.3
Gross trading profit (a)	58.3	53.2	-5.1
SGA expenses (b)	-50.3	-47.8	+2.5
Net operating profit before bad debt losses (a)-(b)	8.0	5.4	-2.6
Bad debt losses	-2.4	-9.3	-7.0
Net operating profit	5.6	-3.9	-9.5
Interest expenses - net of interest income	-2.8	-3.8	-1.0
Net income	-4.6	-10.5	-5.9
Current assets	345.9	260.4	-85.5
Non-current assets	212.8	186.6	-26.2
Total assets	558.7	447.1	-111.6

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Aerospace Corporation	**¥2.1**
Sales, export, import, lease and installment sales of aircraft, aircraft and ship engines, onboard equipment for aircraft and ships and parts	
Marubeni General Leasing Corporation	**2.1**
Lease and sales of plants, machinery and equipment	
Marubeni C.A.M. Corporation	**1.5**
Export, import and offshore transactions of construction, mining and agricultural machinery,etc.	
Marubeni Techno-Systems Corporation	**1.5**
Sales of production machinery relating to media (CD, DVD and IC card), food, beverage, packaging, pulp & paper, automobile and general industrial and agricultural equipment	
Marubeni Machinery Co., Ltd.	**1.3**
Sales and distribution of printing machinery and industrial machinery	
(Overseas)	
N.V. Nissan Belgium S.A. (Belgium)	**¥4.8**
Import, distribution and service of Nissan vehicles and parts	
Marubeni Construction Machinery (America), Inc. (U.S.A.)	**4.6**
Export and sales of construction machinery	
Marubeni-Komatsu Ltd. (U.K.)	**2.6**
Import, sales and service of construction machinery	
Kubota Europe S.A. (France)	**2.6**
Sales and service of Kubota agricultural machinery	
Marubeni Auto Deutschland GmbH (Germany)	**2.5**
Nissan brand, Mitsubishi brand and Fiat brand car dealer	

Energy

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	1,468.7	1,911.1	+442.4
Gross trading profit (a)	26.6	31.3	+4.6
SGA expenses (b)	-17.9	-19.3	-1.5
Net operating profit before bad debt losses (a)-(b)	8.8	11.9	+3.2
Bad debt losses	-0.3	-0.2	+0.1
Net operating profit	8.5	11.8	+3.3
Interest expenses - net of interest income	-2.4	-2.9	-0.5
Net income	1.8	8.4	+6.6
Current assets	143.4	189.1	+45.8
Non-current assets	119.0	129.8	+10.9
Total assets	262.3	319.0	+56.6

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Energy Corporation	**¥6.5**
Sales of petroleum products and LPG	
Marubeni Ennex Corporation	**2.0**
Oil terminals	
Toh-hoku Sekiyugas Co., Ltd.	**1.6**
Sales of petroleum products and LPG	
D.M. Gas Station, Inc.	**1.5**
Sales of petroleum products	
Marubeni Utility Services, Ltd.	**1.2**
Sales of nuclear power plant related components and services	
(Overseas)	
MIECO Inc. (U.S.A.)	**¥4.2**
Petroleum trading	
Ravva Oil (Singapore) Pte. Ltd. (Singapore)	**3.4**
Oil development	
Shenzhen Sino-Benny LPG Co., Ltd. (China)	**2.6**
Import and sales of LPG	
Marubeni Oil & Gas (U.K.) Limited (U.K.)	**2.1**
Oil and gas development, sales in U.K.	
Marubeni International Petroleum Pte. Ltd. (Singapore)	**1.2**
Petroleum trading	

Metals & Mineral Resources

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	506.6	523.8	+17.3
Gross trading profit (a)	14.3	15.5	+1.2
SGA expenses (b)	-10.1	-10.0	+0.2
Net operating profit before bad debt losses (a)-(b)	4.2	5.6	+1.4
Bad debt losses	-0.5	-1.2	-0.8
Net operating profit	3.7	4.3	+0.6
Interest expenses - net of interest income	-3.7	-4.3	-0.6
Net income	1.0	2.7	+1.8
Current assets	125.7	118.4	-7.3
Non-current assets	82.9	89.1	+6.2
Total assets	208.6	207.5	-1.1

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Metals Corporation	**¥2.0**
Sales of nonferrous and light metal products	
Marubeni Tetsugen Co., Ltd.	**1.3**
Sales of raw materials for steelmaking, ferro alloy, coal and petroleum coke	
(Overseas)	
Marubeni Aluminium Australia Pty. Ltd. (Australia)	**¥3.0**
Sales of alminum ingot and investment in alminum business	
Marubeni Coal Pty. Ltd. (Australia)	**0.8**
Investment in coal business	
Toyo-Memory Technology Sdn. Bhd. (Malaysia)	**0.6**
Manufacture of nickel phosphorous substrate	
Marubeni Matals & Minerals, Inc. (Canada)	**0.5**
Trading and sales of alminum	

Iron & Steel

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	564.7	530.0	-34.7
Gross trading profit (a)	27.1	25.5	-1.6
SGA expenses (b)	-23.5	-22.2	+1.3
Net operating profit before bad debt losses (a)-(b)	3.6	3.3	-0.3
Bad debt losses	0.0	-2.4	-2.5
Net operating profit	3.6	0.9	-2.8
Interest expenses - net of interest income	-2.5	-1.3	+1.2
Net income	1.0	-2.4	-3.4
Current assets	178.0	182.1	+4.2
Non-current assets	81.0	69.4	-11.6
Total assets	259.0	251.5	-7.5

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Tomiyasu & Co., Ltd.	**¥2.8**
Sales of tinplate and steel sheet	
Marubeni Construction Material Lease Co., Ltd.	**2.6**
Leasing and sales of temporary construction materials	
Marubeni Steel Structural Materials Inc.	**2.1**
Sales of steel structural materials	
Marubeni Special Steel Co.	**1.7**
Processing and sales of stainless steel, specialty steel and wire products	
Sanyo Co., Ltd.	**1.6**
Sales of steel pipes and couplings	
(Overseas)	
Thai Cold Rolled Steel Sheet Public Co., Ltd. (Thailand)	**¥2.7**
Manufacture of cold-rolled steel sheet	
Total Steel of Australia Pty. Ltd. (Australia)	**0.7**
Sales of steel products	
Yung Kong Galvanizing Industries Berhad (Malaysia)	**0.5**
Manufacture of galvanized steel sheet	

Chemicals

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	558.5	601.5	+43.1
Gross trading profit (a)	29.7	29.6	-0.1
SGA expenses (b)	-24.8	-24.5	+0.3
Net operating profit before bad debt losses (a)-(b)	4.9	5.1	+0.2
Bad debt losses	-0.4	-0.3	+0.1
Net operating profit	4.5	4.8	+0.3
Interest expenses - net of interest income	-3.7	-2.2	+1.4
Net income	6.0	3.8	-2.2
Current assets	117.6	121.2	+3.6
Non-current assets	52.1	59.2	+7.1
Total assets	169.7	180.4	+10.7

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Plax Corporation	**¥2.6**
Sales of plastic products and resin	
Marubeni Chemix Corporation	**2.0**
Sales of organic chemicals and specialty chemicals	
Ain Pharmaciez Inc.	**1.6**
Pharmacy operation	
Shinko Chemical Terminal Co., Ltd.	**0.8**
Manufacture, sales, transportation and storage of chemical products	
Ain Medical Systems Inc.	**0.5**
Pharmacy operation in Kanto area	
(Overseas)	
Shanghai Asahi Electronic Glass Co., Ltd. (China)	**¥11.9**
Manufacture and sales of glass bulbs for CPT	
Dampier Salt Ltd. (Australia)	**4.0**
Production and sales of salt	
AGROVISTA B.V. (Netherlands)	**3.2**
Sales of agrochemicals	
Birkbys Plastics Ltd. (U.K.)	**2.1**
Manufacture and sales of plastic products	

Forest Products & General Merchandise

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	831.8	794.3	-37.4
Gross trading profit (a)	45.1	44.0	-1.2
SGA expenses (b)	-35.2	-32.2	+3.0
Net operating profit before bad debt losses (a)-(b)	10.0	11.8	+1.8
Bad debt losses	-0.1	-1.0	-0.9
Net operating profit	9.9	10.8	+0.9
Interest expenses - net of interest income	-3.8	-3.1	+0.6
Net income	15.4	8.0	-7.4
Current assets	245.2	264.7	+19.5
Non-current assets	113.7	117.2	+3.5
Total assets	358.9	381.9	+23.0

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marusumi Paper Co., Ltd.	**¥15.8**
Manufacture of printing paper	
Koa Kogyo Co., Ltd.	**5.7**
Manufacture of corrugating medium, containerboard and printing paper	
Marubeni Shigyo Co., Ltd.	**3.6**
Wholesale of all types of paper	
Marubeni Building Materials Co., Ltd.	**3.3**
Wholesale of wood products and construction materials	
Minatoya Paper Trading Co., Ltd.	**2.5**
Wholesale of all types of paper	
(Overseas)	
Daishowa-Marubeni International Limited (Canada)	**¥11.4**
Manufacture and sales of bleached kraft pulp	
Yokohama Reifen GmbH (Germany)	**1.0**
Sales of Yokohama Tires	
Hume Fibreboard SDN. BHD. (Malaysia)	**1.0**
Manufacture and sales of medium-density fibreboard and related products	
Marubeni Pulp & Paper Sales Europe GmbH (Germany)	**0.4**
Sales of thermal paper	

Agri-marine Products

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	1,073.8	1,052.8	-21.0
Gross trading profit (a)	66.4	65.0	-1.4
SGA expenses (b)	-50.0	-48.7	+1.3
Net operating profit before bad debt losses (a)-(b)	16.5	16.3	-0.1
Bad debt losses	-0.5	-0.3	+0.1
Net operating profit	16.0	16.0	+0.0
Interest expenses - net of interest income	-5.5	-5.6	-0.1
Net income	7.6	8.7	+1.0
Current assets	174.6	173.2	-1.4
Non-current assets	164.3	176.8	+12.6
Total assets	338.9	350.1	+11.2

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Yamaboshiya Co., Ltd.	**¥12.4**
Wholesale of confectionery	
Nacx Nakamura Corporation	**11.1**
Wholesale, transportation and processing of frozen foods and refrigerated warehousing	
Ten Corporation	**6.1**
Management of "Ten-Don" fast-food chain	
Marubeni Shiryo Co., Ltd.	**6.1**
Manufacture of compound feed	
Katakura Chikkarin Co., Ltd.	**5.6**
Manufacture of fertilizer and marketing of LPG and feed	
(Overseas)	
Cia. Iguaçu de Café Solúvel (Brazil)	**¥2.8**
Production of instant coffee	
North Pacific Processors, Inc. (U.S.A.)	**1.8**
Processing and canning of frozen seafood	
Columbia Grain International, Inc. (U.S.A.)	**0.9**
Grain trading	
Great Wall Food (Dalian) Co., Ltd. (China)	**0.7**
Broiler farming and processing	

Textile

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	672.4	488.9	-183.5
Gross trading profit (a)	30.6	30.6	-0.0
SGA expenses (b)	-26.4	-24.0	+2.4
Net operating profit before bad debt losses (a)-(b)	4.2	6.6	+2.3
Bad debt losses	-0.8	-2.1	-1.3
Net operating profit	3.4	4.5	+1.0
Interest expenses - net of interest income	-2.5	-2.1	+0.4
Net income	-2.4	-3.5	-1.0
Current assets	166.3	160.4	-5.9
Non-current assets	30.3	23.7	-6.7
Total assets	196.6	184.1	-12.5

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Kyoto Marubeni Co., Ltd.	**¥2.4**
Wholesale of Japanese kimonos and related products	
Marubeni Intex Co., Ltd.	**1.7**
Wholesale of industrial and interior textiles, ready-made goods and materials	
Marubeni Fashion Link, Ltd.	**1.5**
Marketing and sales of fabric, apparel and sportswear	
Marubeni Textile Business Support, Ltd.	**1.2**
Execution of delivery work for all kinds of textile	
Benny Toyama Corporation	**0.8**
Manufacture of fishing nets and warp-knit products	
(Overseas)	
Marubeni Textile Asia Ltd. (China)	**¥1.4**
Textile materials trade	
Passport Fashion Company Limited (China)	**1.0**
Production and quality control of apparel made up overseas	
Erawan Textile Co., Ltd. (Thailand)	**0.6**
Spinning and weaving of cotton and polyester/cotton fabrics	
Dusit Textile Co., Ltd. (Thailand)	**0.5**
Spinning and weaving of cotton and polyester/cotton fabrics	

Development & Construction

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	245.2	207.5	-37.7
Gross trading profit (a)	29.4	29.1	-0.3
SGA expenses (b)	-23.5	-22.7	+0.8
Net operating profit before bad debt losses (a)-(b)	5.9	6.4	+0.5
Bad debt losses	-4.6	-0.9	+3.7
Net operating profit	1.3	5.6	+4.3
Interest expenses - net of interest income	-6.8	-6.4	+0.4
Net income	-14.9	-5.4	+9.5
Current assets	241.9	207.7	-34.2
Non-current assets	223.8	218.6	-5.3
Total assets	465.8	426.3	-39.5

Major Projects

Subsidiaries and Affiliates	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Real Estate Co., Ltd.	**¥4.9**
Development and leasing of real estate	
Asano Engineering Co., Ltd.	**4.8**
Construction of water supply, sewerage and water treatment facilities	
Marubeni Construction Co., Ltd.	**2.6**
Civil engineering and construction	
Benny Estate Service Co., Ltd.	**2.5**
Property management of condominiums, buildings and commercial complexes	
(Overseas)	
P.T. Megalopolis Manunggal Industrial Development (Indonesia)	**¥0.7**
Development and sales of industrial estates in Indonesia	
Sin Heap Lee-Marubeni Sdn. Bhd. (Malaysia)	**0.7**
Development and sales of housing, ownership and operation of golf club	
Shanghai International Realty Co., Ltd. (China)	**0.6**
Leasing of housing for foreign nationals	

Domestic Branches and Offices

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	539.8	435.2	-104.6
Gross trading profit (a)	11.6	11.4	-0.2
SGA expenses (b)	-10.0	-9.4	+0.6
Net operating profit before bad debt losses (a)-(b)	1.6	2.0	+0.4
Bad debt losses	-0.1	-0.8	-0.7
Net operating profit	1.5	1.2	-0.3
Interest expenses - net of interest income	-0.3	-0.3	-0.0
Net income	0.1	1.1	+1.0
Current assets	151.0	156.3	+5.3
Non-current assets	12.8	14.3	+1.5
Total assets	163.8	170.6	+6.8

Overseas Corporate Subsidiaries and Branches

(Billions of yen)

	Mar-00	Mar-01	Variance
Total volume of trading transactions	1,837.4	1,229.3	-608.1
Gross trading profit (a)	68.9	69.9	+1.0
SGA expenses (b)	-61.3	-60.0	+1.3
Net operating profit before bad debt losses (a)-(b)	7.7	10.0	+2.3
Bad debt losses	-1.4	-0.2	+1.2
Net operating profit	6.3	9.8	+3.6
Interest expenses - net of interest income	-3.7	-6.1	-2.4
Net income	-1.4	-1.4	+0.0
Current assets	376.4	339.7	-36.7
Non-current assets	207.1	219.5	+12.3
Total assets	583.5	559.1	-24.4

Major Projects

(Overseas Corporate Subsidiaries)	Gross Trading Profit (Billions of yen)
Marubeni America	**¥49.2**
Marubeni Europe	**6.2**
Marubeni Australia	**1.4**
Marubeni Korea	**1.3**
Marubeni Thailand	**1.2**

COMPARISON OF FIVE MAJOR JAPANESE *SOGO SHOSHA* (GENERAL TRADING HOUSES) (Consolidated Basis)

Financial Data

(Billions of yen)

	Marubeni Corporation		Mitsubishi Corp.		Mitsui & Co.,Ltd.		Sumitomo Corp.		Itochu Corp.		Average of Four Competitors	
	Mar-00	**Mar-01**	Mar-00	Mar-01	Mar-00	Mar-01	Mar-00	Mar-01	Mar-00	Mar-01	Mar-00	Mar-01
Total assets	**¥5,584**	**¥5,321**	¥8,097	¥8,067	¥6,599	¥6,710	¥4,905	¥4,950	¥6,067	¥5,158	¥6,417	¥6,221
Interest-bearing debt	**3,736**	**3,428**	4,307	4,215	3,478	3,444	2,721	2,704	4,073	3,071	3,645	3,358
Shareholders' equity	**324**	**342**	906	969	796	834	634	623	281	317	654	686
Gross trading profit	**¥453**	**¥480**	¥575	¥613	¥538	¥572	¥475	¥488	¥612	¥612	¥550	¥571
Net income	**2**	**15**	26	92	35	52	35	40	(88)	71	2	64
Return on assets (ROA) (%)	**0.03**	**0.28**	0.31	1.14	0.52	0.78	0.68	0.82	(1.38)	1.26	0.03	1.00
Return on equity (ROE) (%)	**0.61**	**4.51**	2.81	9.82	4.45	6.33	5.83	6.42	(30.08)	23.57	(4.25)	11.53
Net debt-to-equity ratio (times)	**10.3**	**9.0**	4.1	4.0	3.3	3.2	3.9	3.9	12.0	8.0	5.8	4.8
Earnings per share (EPS) (yen)	**1.38**	**10.06**	16.61	58.77	22.00	32.57	32.94	37.91	(61.93)	49.46	2.41	44.68
Book value per share (BPS) (yen)	**217.07**	**229.11**	577.92	618.54	502.53	526.89	595.83	585.33	197.37	222.34	468.41	488.28

Notes: 1. ROA is calculated based on the average of total assets at the beginning and end of each fiscal year. ROE is calculated based on the average of total shareholders' equity at the beginning and end of each fiscal year.
2. EPS is calculated on the number of shares before adjustment for the effect of dilution and on the average number of shares issued at the beginning and end of each fiscal year.
3. BPS is calculated based on the number of shares issued at the end of each fiscal year.
4. The figures are calculated according to the US accounting basis, adopting SFAS 115.

Comparison of the Gross Trading Profit of Each Group of the Five Major Japanese *Sogo Shosha* (General Trading Houses) (Billions of yen)

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Machinery						
Marubeni	**¥130**	**¥144**	**¥171**	**¥170**	**¥125**	**¥127**
Mitsubishi	142	148	150	135	128	150
Mitsui	126	134	142	131	130	138
Sumitomo	130	151	167	162	—	—
Itochu	122	143	157	177	147	166
Metals						
Marubeni	**¥56**	**¥57**	**¥60**	**¥62**	**¥54**	**¥54**
Mitsubishi	90	95	94	103	97	93
Mitsui	88	89	97	97	91	97
Sumitomo	77	73	87	81	—	—
Itochu	59	62	63	59	50	52
Energy and Chemicals						
Marubeni	**¥75**	**¥78**	**¥89**	**¥96**	**¥93**	**¥101**
Mitsubishi	120	119	113	110	100	107
Mitsui	129	145	158	155	142	163
Sumitomo	62	64	68	69	—	—
Itochu	45	47	47	47	48	48
Agri-Marine Products						
Marubeni	**¥62**	**¥63**	**¥69**	**¥73**	**¥72**	**¥71**
Mitsubishi	140	146	155	166	177	171
Mitsui	60	64	61	61	61	61
Sumitomo	58	63	62	69	—	—
Itochu	97	101	108	119	129	127
Construction, Forest Products & General Merchandise						
Marubeni	**¥110**	**¥109**	**¥102**	**¥87**	**¥72**	**¥91**
Mitsubishi	58	61	53	50	52	71
Mitsui	107	120	105	94	90	89
Sumitomo	67	73	75	71	—	—
Itochu	103	132	143	168	169	137
Textile						
Marubeni	**¥43**	**¥45**	**¥43**	**¥35**	**¥37**	**¥37**
Mitsubishi	20	22	23	20	21	22
Mitsui	28	30	30	28	25	24
Sumitomo	16	17	17	18	—	—
Itochu	84	82	79	71	70	81

Notes: Sumitomo discontinued the disclosure of the Gross Trading Profit by Group in March 2000.

Gross Trading Profit by Group



(Billions of yen)
700
600
500
400
300
200
100
0
N.A.
Mar-00 Mar-01
Marubeni
Mar-00 Mar-01
Mitsubishi
Mar-00 Mar-01
Mitsui
Mar-00 Mar-01
Sumitomo
Mar-00 Mar-01
Itochu
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

Return on Assets (ROA)



(%)
1.50
1.20
0.90
0.60
0.30
0
-0.30
-0.60
-0.90
-1.20
-1.50
-1.80
-2.10
-2.40
-2.70
-3.00
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**0.21%**	**0.26%**	**0.23%**	**(1.69%)**	**0.03%**	**0.28%**
Mitsubishi	0.30%	0.46%	0.50%	0.34%	0.31%	1.14%
Mitsui	0.40%	0.49%	0.44%	0.42%	0.52%	0.78%
Sumitomo	0.40%	(2.70%)	0.46%	(0.23%)	0.68%	0.82%
Itochu	0.20%	0.17%	(1.28%)	(0.48%)	(1.38%)	1.26%

Note: The figures of Sumitomo from Mar-96 to Mar-98 are based on the Japanese Accounting Standards.

Return on Equity (ROE)



(%)
30.0
20.0
10.0
0
-10.0
-20.0
-30.0
-40.0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**2.90%**	**3.75%**	**3.49%**	**(28.39%)**	**0.61%**	**4.51%**
Mitsubishi	3.00%	3.91%	4.52%	3.19%	2.81%	9.82%
Mitsui	5.20%	5.74%	4.81%	4.33%	4.45%	6.33%
Sumitomo	2.90%	(22.87%)	4.54%	(3.89%)	5.83%	6.42%
Itochu	2.60%	2.63%	(21.45%)	(9.49%)	(30.08%)	23.57%

Earnings per Share (EPS)


(Yen)
100
50
0
-50
-100
-150
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**¥10.10**	**¥13.46**	**¥11.53**	**¥(78.80)**	**¥1.38**	**¥10.06**
Mitsubishi	21.22	28.32	30.40	19.90	16.61	58.77
Mitsui	17.86	21.11	20.84	18.81	22.00	32.57
Sumitomo	18.57	(136.79)	24.19	(12.28)	32.94	37.91
Itochu	8.20	8.76	(64.50)	(23.92)	(61.93)	49.46

Book Value per Share (BPS)


(Yen)
800
700
600
500
400
300
200
100
0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**¥375.40**	**¥343.32**	**¥318.10**	**¥236.90**	**¥217.07**	**¥229.11**
Mitsubishi	747.70	701.63	644.08	605.88	577.92	618.54
Mitsui	382.64	423.89	443.93	424.71	502.53	526.89
Sumitomo	671.61	524.45	541.01	535.15	595.83	585.33
Itochu	320.63	344.76	289.42	214.34	197.37	222.34

Notes: The figures of Sumitomo from Mar-96 to Mar-98 are based on the Japanese Accounting Standards.

Margin Ratio


(%)
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**3.51%**	**3.55%**	**3.92%**	**4.37%**	**4.44%**	**5.08%**
Mitsubishi	3.67	3.74	3.74	4.26	4.39	4.38
Mitsui	3.59	3.56	3.39	4.04	4.07	4.38
Sumitomo	2.53	3.29	3.78	4.12	4.45	4.85
Itochu	3.75	3.71	3.84	4.62	5.04	5.04

Profit-making-firm Ratio


(%)
85
80
75
70
65
60
55
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01
Marubeni	**70.0%**	**72.7%**	**69.8%**	**66.6%**	**73.7%**	**80.3%**
Mitsubishi	77.0	81.7	75.2	71.7	74.4	71.3
Mitsui	73.0	76.0	73.0	75.1	76.1	76.9
Sumitomo	72.0	69.8	68.8	65.6	69.8	75.2
Itochu	68.0	66.0	69.0	61.8	64.0	73.5

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	**Mar-01**	**Mar-01**
Assets							
Current assets:							
Cash and cash equivalents	¥485,844	¥373,015	¥480,825	¥579,366	¥405,308	**¥329,811**	**$2,659,766**
Time deposits	26,661	7,094	2,062	844	2,391	**8,713**	**$70,266**
Marketable securities	1,385,018	1,272,281	1,199,876	647,686	423,319	**87,410**	**$704,919**
Trade receivables, less allowance for doubtful accounts	2,610,994	2,636,703	2,341,157	1,919,093	1,652,126	**1,646,334**	**$13,276,887**
Other curret assets	990,229	984,656	1,036,675	828,674	730,731	**700,568**	**5,649,742**
Total current assets	5,498,746	5,273,749	5,060,595	3,975,663	3,213,875	**2,772,836**	**22,361,581**
Investments and long-term receivables	1,649,301	1,683,504	1,657,697	1,806,217	1,679,579	**1,756,154**	**14,162,532**
Property and equipment, at cost:	617,321	732,341	787,764	824,968	769,684	**816,748**	**6,586,677**
Accumulated depreciation	(203,538)	(219,131)	(242,142)	(258,963)	(260,114)	**(284,028)**	**(2,290,548)**
Other assets	82,172	79,884	124,187	163,956	181,329	**258,894**	**2,087,855**
Total assets	¥7,644,002	¥7,550,347	¥7,388,101	¥6,511,841	¥5,584,353	**¥5,320,604**	**$42,908,097**
Liabilities and Shareholders' Equity							
Current liabilities:							
Short-term loans and long-term debt due within one year	¥2,607,903	¥2,420,286	¥2,367,818	¥2,076,510	¥1,477,025	**¥1,311,505**	**10,576,653**
Trade payables	1,489,937	1,498,202	1,403,877	1,125,959	1,048,031	**1,127,764**	**9,094,871**
Other current liabilities	583,163	495,743	474,116	355,200	301,814	**285,942**	**2,305,984**
Total current liabilities	4,681,003	4,414,231	4,245,811	3,557,669	2,826,870	**2,725,211**	**21,977,508**
Long-term debt due after one year	2,308,316	2,515,031	2,547,228	2,470,171	2,299,965	**2,193,789**	**17,691,847**
Employees' retirement benefits	56,537	63,506	80,465	90,847	90,105	**13,960**	**112,581**
Deferred income taxes	12,126	13,727	14,293	10,521	14,674	**14,766**	**119,081**
Minority interests in consolidated subsidiaries	25,431	30,923	25,051	28,616	28,438	**30,581**	**246,620**
Shareholders' equity:							
Common stock	193,853	194,039	194,039	194,039	194,039	**194,039**	**1,564,830**
Additional paid-in capital	216,807	216,993	216,993	216,993	216,993	**216,993**	**1,749,944**
Retained earnings	111,844	122,995	131,261	9,050	6,628	**21,664**	**174,710**
Marketable securities,net unrealized gains	121,422	40,414	(6,777)	15,554	23,326	**(14,242)**	**(114,855)**
Currency translation adjustments and other	(83,337)	(61,512)	(60,263)	(81,619)	(116,685)	**(76,157)**	**(614,169)**
Total shareholders' equity	560,589	512,929	475,253	354,017	324,301	**342,297**	**2,760,460**
Total Liabilities and shareholders' equity	¥7,644,002	¥7,550,347	¥7,388,101	¥6,511,841	¥5,584,353	**¥5,320,604**	**$42,908,097**

Notes: In March-95, Marubeni adopted SFAS 115 (Statement of Financial Accounting Standards Number 115 by the Financial Accounting Standards Board, U.S.A.), which was issued in May 1993.
In accordance with this statement, marketable securities are carried at fair value, with unrealized gains and losses, net of tax, reported in shareholders' equity.

Consolidated Statements of Income
Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	**Mar-01**	**Mar-01**
Total volume of trading transactions	¥13,540,560	¥13,969,977	¥13,640,517	¥11,960,157	¥10,222,442	**¥9,436,863**	**$76,103,734**
Gross trading profit	475,221	496,550	534,485	522,356	453,496	**479,754**	**3,868,984**
Expenses:							
SGA expenses and provision for doubtful accounts	420,133	434,269	449,082	509,511	437,166	**438,272**	**3,534,452**
Operating profit	55,088	62,281	85,403	12,845	16,330	**41,482**	**334,532**
Other income(expenses):							
Interest income	141,754	135,578	136,207	127,839	88,174	**75,262**	**606,952**
Interest expenses	(168,719)	(158,289)	(163,655)	(163,999)	(120,758)	**(104,794)**	**(845,113)**
Dividends	5,909	5,234	6,502	5,996	5,221	**7,692**	**62,032**
Other income-net	(132)	12,700	(9,535)	(132,585)	16,452	**(12,954)**	**(104,468)**
	(21,188)	(4,777)	(30,481)	(162,749)	(10,911)	**(34,794)**	**(280,597)**
Income before income taxes and equity in earnings	33,900	57,504	54,922	(149,904)	5,419	**6,688**	**53,935**
Provision for income taxes:							
Current	16,441	15,671	18,355	30,155	39,949	**21,784**	**175,677**
Deferred	6,170	22,870	12,316	(69,012)	(32,932)	**(13,258)**	**(106,919)**
	22,611	38,541	30,671	(38,857)	7,017	**8,526**	**68,758**
Income before equity in earnings	11,289	18,963	24,251	(111,047)	(1,598)	**(1,838)**	**(14,823)**
Equity in earnings of unconsolidated subsidiaries and affiliates-net (after income tax effects)	3,828	1,150	(7,021)	(6,682)	3,658	**16,874**	**136,081**
Net income	¥15,117	¥20,113	¥17,230	¥(117,729)	2,060	**15,036**	**$121,258**
	(Yen)						(U.S. dollars)
Net income per 100 shares of common stock and common stock equivalents	¥1,010	¥1,289	¥1,054	¥(7,880)	138	**1,006**	**$8.11**

Condensed Consolidated Statements of Cash Flows
Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-96	Mar-97	Mar-98	Mar-99	Mar-00	**Mar-01**	**Mar-01**
Operating activities:							
Net income	¥15,117	¥20,113	¥17,230	¥(117,729)	¥2,060	**¥15,036**	**$121,258**
Adjustments to reconcile net income to net cash provided by (used in) operating activities							
Depreciation and amortization	45,713	40,468	42,991	57,712	59,807	**69,914**	**563,823**
Other non-cash charges	16,983	20,327	29,622	104,256	(34,032)	**1,728**	**13,935**
Changes in assets and liabilities	44,887	(58,625)	165,311	175,252	138,716	**69,359**	**559,347**
Other	(15,153)	2,025	(933)	12,923	18,150	**23,268**	**187,645**
Net cash provided by (used in) operating activities	107,547	24,308	254,221	232,414	184,701	**179,305**	**1,446,008**
Investing activities:							
(Increase) decrease in securities and other investments, net	(112,046)	89,875	20,309	311,651	181,861	**150,044**	**1,210,032**
Increase in property and equipment and property leased to others, net	(78,283)	(145,977)	(73,306)	(111,243)	(24,278)	**(29,600)**	**(238,710)**
(Increase) decrease in loans receivable, net	(58,189)	123,438	3,341	(81,217)	107,087	**92,275**	**744,153**
Other	(3,827)	(1,300)	(9,113)	(20,090)	(7,664)	**(24,726)**	**(199,403)**
Net cash provided by (used in) investing activities	(252,345)	66,036	(58,769)	99,101	257,006	**187,993**	**1,516,073**
Financing activities:							
Net increase (decrease) in short-term loans	(105,969)	(320,324)	(105,583)	(171,625)	(531,110)	**(150,052)**	**(1,210,097)**
Proceeds from long-term debt	878,180	758,397	799,988	733,146	743,908	**374,323**	**3,018,734**
Payments of long-term debt	(496,025)	(638,508)	(777,306)	(770,337)	(803,192)	**(680,791)**	**(5,490,250)**
Cash dividends paid	(8,969)	(8,977)	(8,978)	(4,505)	(4,482)	**0**	**-**
Sales(purchase) of treasury stock and other	-	-	-	-	(2)	**395**	**3,186**
Net cash provided by (used in) financing activities	267,217	(209,412)	(91,879)	(213,321)	(594,878)	**(456,125)**	**(3,678,427)**
Effect of exchange rate changes on cash and cash equivalents	3,989	6,239	4,237	(19,653)	(20,887)	**13,330**	**107,500**
Net increase (decrease) in cash and cash equivalents	126,408	(112,829)	107,810	98,541	(174,058)	**(75,497)**	**(608,847)**
Cash and cash equivalents at beginning of year	359,436	485,844	373,015	480,825	579,366	**405,308**	**3,268,613**
Cash and cash equivalents at end of year	¥485,844	¥373,015	¥480,825	¥579,366	¥405,308	**¥329,811**	**$2,659,766**
Supplemental cash flow information:							
Cash paid during the year for:							
Interest	¥165,114	¥167,497	¥170,397	¥168,972	¥124,521	**¥108,358**	**$873,855**
Income taxes	13,596	17,283	19,609	32,287	20,863	**37,707**	**304,089**
Supplemental schedule of non-cash investing and financing activities:							
Exchanges of shares with respect to mergers of investees:							
Fair value of assets received	-	33,714	3,483	-	-	**23,039**	**185,798**
Carrying value of assets surrendered	-	18,967	1,530	-	-	**28,005**	**225,847**
Conversion of convertible debentures	5	372	-	-	-	**-**	**-**

STOCK INFORMATION

Stock Price Range and Stock Trading Volume

Stock Price Range


(Yen)
800
600
400
200
0
1995
1996
1997
1998
1999
2000

Stock Trading Volume


(Millions of shares)
500
400
300
200
100
0
1995
1996
1997
1998
1999
2000

Stock Price Range

(yen)

Fiscal	1995				1996				1997				1998				1999				**2000**			
	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	**I**	**II**	**III**	**IV**
High	492	534	570	602	638	605	578	502	525	518	410	379	345	319	245	247	305	317	486	467	**401**	**396**	**292**	**278**
Low	404	431	480	538	578	516	473	421	451	377	177	200	236	186	167	167	205	218	272	349	**240**	**271**	**240**	**200**
Closing	436	504	564	602	609	582	498	480	520	402	230	360	277	186	195	225	254	276	429	387	**365**	**271**	**270**	**224**

Stock Trading Volume

(Millions of shares)

Fiscal	1995				1996				1997				1998				1999				**2000**			
	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	**I**	**II**	**III**	**IV**
	67	113	102	129	145	82	71	69	84	80	106	116	114	156	108	141	165	187	484	277	**331**	**233**	**183**	**176**

CORPORATE DATA

Tokyo Head Office
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
C.P.O. Box 595, Tokyo 100-8692, Japan
Tel: (03)3282-2111
Fax: (03)3282-7456

Osaka Head Office
5-7, Hommachi 2-chome, Chuo-ku, Osaka 541-8588, Japan
C.P.O. Box 1000, Osaka 530-8691, Japan
Tel: (06)6266-2111
Fax: (06)6266-4280

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
140,681

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,855
In addition, there are overseas staff totaling 2,218

Number of Domestic Offices*
18

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
57 overseas branches & offices and 29 overseas corporate subsidiaries with 92 offices for a total of 149 offices in 75 countries

Major Stockholders
Japan Trustee Services Bank, Ltd. (Trust Account)
The Yasuda Fire & Marine Insurance Co., Ltd.
The Mitsubishi Trust and Banking Corporation (Trust Account)
The Yasuda Mutual Life Insurance Company
State Street Bank and Trust Company
The Fuji Bank, Limited
The Chase Manhattan Bank London
The Tokio Marine and Fire Insurance Company, Limited
The Sakura Bank, Limited
Nippon Life Insurance Company

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka,
Dusseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd

Home Page Address
http://www.marubeni.com

(As of March 31, 2001, except* as of April 1, 2001)

2002

(Fiscal Year 2001, ended March 31, 2002)

FACT BOOK

MARUBENI CORPORATION

CONTENTS

Notes:

1.U.S. dollar amounts have been translated from yen, for convenience only, at ¥133.00=US$1, the exchange rate prevailing at March 31, 2002.

2.Billion is used in the American sense of one thousand million.

3.All financial figures are for fiscal years ending March 31, Fiscal 2001, ended March 31, 2002.

FINANCIAL HIGHLIGHTS

Consolidated Financial Summary

(Billions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Total assets	¥7,550	¥7,388	¥6,512	¥5,584	¥5,321	¥4,806
Interest-bearing debt	4,935	4,915	4,547	3,736	3,428	3,185
Shareholders' equity	513	475	354	324	342	264
Equity ratio (%)	6.8	6.4	5.4	5.8	6.4	5.5
Net D/E ratio (times)	8.9	9.3	11.2	10.3	9.0	10.3
Total volume of trading transactions (A)	¥13,970	¥13,641	¥11,960	¥10,222	¥9,437	¥8,972
Gross trading profit (B)	497	534	522	453	480	437
Margin ratio(%) (B)/(A)	3.6	3.9	4.4	4.4	5.1	4.9
Operating income	62	85	13	16	41	1
Income before equity in earnings	19	24	(111)	(2)	(2)	(97)
Equity in earnings of affiliates-net (after income tax effects)	1	(7)	(7)	4	17	(19)
Net income	20	17	(118)	2	15	(116)
Percentage change (%)	33.0	(14.3)	(783.3)	-	629.9	(874.3)

Net Income



(Billions of yen)
40
0
-40
-80
-120
-160
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02

Interest-Bearing Debt, Shareholders' Equity and Net Debt-to-Equity Ratio



(Billions of yen)
(Times)
5,000
4,000
3,000
2,000
1,000
0
12
9
6
3
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Interest-Bearing Debt
Shareholders' Equity
Net Debt-to-Equity Ratio

Gross Trading Profit and Operating Income



(Billions of yen)
600
500
400
300
200
100
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Gross Trading Profit
Operating Income

Consolidated Financial Summary

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Number of shares issued (billions of shares)	1.5	1.5	1.5	1.5	1.5	1.5
Earnings per share (EPS) (yen)	¥12.89	¥10.54	¥(78.80)	¥1.38	¥10.06	¥(77.92)
Percentage change (%)	27.6	(18.2)	(847.6)	—	629.9	(874.6)
Book value per share (BPS) (yen)	343.32	318.10	236.96	217.07	229.11	176.64
Cash dividends per share of common stock (yen)	6	6	3	0	0	0
Return on assets (ROA) (%)	0.26	0.23	(1.69)	0.03	0.28	(2.30)
Return on equity (ROE) (%)	3.75	3.49	(28.39)	0.61	4.51	(38.41)
Net income / Gross trading profit (%)	4.1	3.2	(22.5)	0.5	3.1	(26.7)
Interest coverage (times)	1.6	1.7	1.6	1.9	2.2	2.3
Number of Consolidated Firms						
Subsidiaries	459	479	488	456	412	354
Affiliates	203	214	201	190	186	161
Total	662	693	689	646	598	515
Moody's Investors Service, Inc., ratings						
Long - term	A3	A3	Baa2	Ba2	Ba2	B1
Short - term	P2	P2	P2	NP	NP	NP
Standard and Poor's						
Short - term	A-2	A-2	A-3	A-3	A-3	B
Rating and Investment Information, Inc. (R&I)						
Long - term	AA-	AA-	BBB+	BBB+	BBB+	BBB-
Short - term	a-1+	a-1+	a-2	a-2	a-2	a-2
Japan Credit Rating Agency, Ltd. (JCR)						
Long - term	-	-	A+	A	A	BBB+
Short - term	-	-	J-1	J-1	J-1	J-2

Notes: 1. EPS is calculated based on the number of shares before adjustment for the effect of dilution.
2. BPS is calculated based on the number of shares issued at the end of each fiscal year.
3. ROA is calculated based on the average of total assets at the beginning and end of each fiscal year.
4. ROE is calculated based on the average of total shareholders' equity at the beginning and end of each fiscal year.
5. Interest coverage=[Operating profit (excluding "Restructuring cost")+Interest income+Dividends+Depreciation and amortization]/Interest expense

Earnings per Share(EPS) and Book Value per Share(BPS)



EPS(Yen)
(Yen)BPS
80
60
40
20
0
-20
-40
-60
-80
400
300
200
100
0
-100
-200
-300
-400
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
EPS
BPS

Return on Assets(ROA) and Return on Equity(ROE)



ROA(%)
(%)ROE
0.50
0
-0.50
-1.00
-1.50
-2.00
-2.50
-3.00
5
0
-5
-10
-15
-20
-25
-30
-35
-40
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
ROA
ROE

CONSOLIDATED FINANCIAL SUMMARY BY TYPE AND GROUP

Total Volume of Trading Transactions by Type and Group

(Trillions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Total Volume of Trading Transactions by Type						
Domestic	¥6.6	¥5.9	¥5.2	¥4.6	¥3.8	¥3.2
Export	2.2	2.5	2.2	1.3	1.2	1.2
Import	1.7	1.7	1.5	1.4	1.8	1.5
Offshore	3.4	3.5	3.2	3.0	2.7	3.0
Total	¥14.0	¥13.6	¥12.0	¥10.2	¥9.4	¥9.0
Total Volume of Trading Transactions by Group						
Machinery	¥4.2	¥4.5	¥4.3	¥3.0	¥2.4	¥2.3
Percentage change (%)	2.0	6.9	(4.7)	(30.9)	(20.5)	(3.5)
Metals	1.8	1.9	1.7	1.4	1.3	0.9
Percentage change (%)	1.8	1.5	(9.5)	(16.5)	(6.0)	(34.1)
Energy and Chemicals	3.1	2.9	2.2	2.5	2.9	3.2
Percentage change (%)	11.8	(4.3)	(25.9)	13.5	17.2	9.5
Agri-Marine Products	1.6	1.5	1.4	1.3	1.1	1.1
Percentage change (%)	12.1	(6.5)	(6.1)	(7.8)	(11.5)	(2.4)
Construction, Forest Products & General Merchandise	2.0	1.7	1.4	1.3	1.1	1.0
Percentage change (%)	(5.2)	(18.5)	(15.9)	(9.4)	(10.9)	(9.8)
Textile	1.2	1.2	1.0	0.8	0.6	0.5
Percentage change (%)	(5.6)	(3.2)	(14.8)	(18.3)	(28.2)	(11.5)
Total	¥14.0	¥13.6	¥12.0	¥10.2	¥9.4	¥9.0
Percentage change (%)	3.2	(2.4)	(12.3)	(14.5)	(7.7)	(4.9)

Total Volume of Trading Transactions by Type



(Trillions of yen)
15.0
12.0
9.0
6.0
3.0
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Domestic
Export
Import
Offshore

Total Volume of Trading Transactions by Group



(Trillions of yen)
15.0
12.0
9.0
6.0
3.0
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

Gross Trading Profit by Group (Billions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Machinery	¥144	¥171	¥170	¥125	¥127	¥113
Percentage change (%)	11.1	18.6	(0.6)	(26.5)	1.2	(10.8)
Metals	57	60	62	54	54	37
Percentage change (%)	2.0	6.2	2.6	(12.7)	(0.9)	(31.9)
Energy and Chemicals	78	89	96	93	101	103
Percentage change (%)	3.6	14.2	7.4	(2.7)	7.8	2.3
Agri-Marine Products	63	69	73	72	71	64
Percentage change (%)	2.9	8.8	5.4	(0.6)	(1.7)	(10.5)
Construction, Forest Products & General Merchandise	109	102	87	72	91	89
Percentage change (%)	(0.5)	(7.1)	(14.6)	(17.5)	27.0	(2.2)
Textile	45	43	35	37	37	32
Percentage change (%)	4.5	(3.1)	(19.0)	6.6	(0.3)	(13.5)
Total	¥497	¥534	¥522	¥453	¥480	¥437
Percentage change (%)	4.5	7.6	(2.3)	(13.3)	5.9	(9.0)

Gross Trading Profit by Group


(Billions of yen)
600
500
400
300
200
100
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

GEOGRAPHICAL DATA

Operational Results by Geographical Segment

(Billions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Japan						
Gross trading profit	¥396	¥409	¥373	¥317	¥333	¥279
Operating income	46	64	(5)	(5)	17	(14)
(Parent company)	34	43	27	28	21	1
Identifiable assets	4,223	4,011	3,723	2,873	2,758	2,398
North America						
Gross trading profit	¥44	¥62	¥80	¥66	¥72	¥75
Operating income	5	7	13	8	1	(6)
Identifiable assets	555	552	481	336	398	421
Europe						
Gross trading profit	¥35	¥41	¥50	¥42	¥42	¥46
Operating income	2	5	4	2	4	3
Identifiable assets	590	518	392	272	266	210
Asia - Oceania						
Gross trading profit	¥23	¥28	¥25	¥25	¥32	¥33
Operating income	3	6	0	6	13	12
Identifiable assets	271	272	244	196	204	176
Other						
Gross trading profit	¥15	¥19	¥15	¥11	¥12	¥11
Operating income	6	4	4	5	6	6
Identifiable assets	208	196	163	142	152	89
Eliminations						
Gross trading profit	¥(16)	¥(24)	¥(21)	¥(8)	¥(11)	¥(8)
Operating income	(0)	(1)	(2)	(0)	0	(0)
Identifiable assets	(814)	(834)	(865)	(244)	(191)	(126)
Consolidated						
Gross trading profit	¥497	¥534	¥522	¥453	¥480	¥437
Operating income	62	85	13	16	41	1
Identifiable assets	5,033	4,714	4,138	3,574	3,587	3,168

Gross Trading Profit


(Billions of yen)
600
500
400
300
200
100
0
-100
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Japan
North America
Europe
Asia - Oceania
Other
Eliminations

Identifiable Assets


(Billions of yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Japan
North America
Europe
Asia - Oceania
Other
Eliminations

Operational Results of Overseas Corporate Subsidiaries by Geographical Segment

(Billions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
North America						
Gross trading profit	¥27	¥42	¥52	¥48	¥49	¥54
Operating profit	4	5	6	8	8	6
Net income	2	4	5	4	1	-9
Total assets	234	266	318	278	301	347
ROA(%)	1.0	1.5	1.5	1.5	0.2	(2.5)
Europe						
Gross trading profit	¥8	¥9	¥7	¥7	¥6	¥7
Operating profit	(1)	(0)	(1)	(1)	0	1
Net income	1	1	(1)	(3)	0	(4)
Total assets	367	286	228	156	135	115
ROA(%)	0.2	0.3	(0.5)	(1.9)	0.1	(3.3)
Asia - Oceania						
Gross trading profit	¥9	¥10	¥11	¥10	¥10	¥10
Operating profit	0	1	1	1	2	1
Net income	(2)	1	(3)	0	1	(0)
Total assets	208	214	187	151	135	120
ROA(%)	(1.2)	0.5	(1.8)	0.0	0.9	(0.2)
Other						
Gross trading profit	¥1	¥2	¥2	¥1	¥2	¥2
Operating profit	0	0	0	0	0	0
Net income	0	0	0	0	0	0
Total assets	2	4	4	2	4	4
ROA(%)	16.2	8.8	8.5	14.0	8.7	8.5
Total						
Gross trading profit	¥46	¥62	¥72	¥67	¥68	¥72
Operating profit	4	6	7	8	10	8
Net income	1	6	0	2	2	(12)
Total assets	811	770	737	587	576	585
ROA(%)	0.1	0.8	0.1	0.3	0.4	(2.1)

Note: Provision for doubtful accounts is excluded from Operating income.

Gross Trading Profit



(Billions of yen)
80
70
60
50
40
30
20
10
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
North America
Europe
Asia - Oceania
Other

Identifiable Assets



(Billions of yen)
900
800
700
600
500
400
300
200
100
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
North America
Europe
Asia - Oceania
Other

Financial Information by Operating Segmer

(Following financial information is based on Japanese Accounting Standard.)

IT Business (Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	451.1	467.1	+16.0
Gross trading profit (a)	41.3	33.2	-8.1
SGA expenses (b)	-47.8	-49.6	-1.8
Net operating profit before bad debt losses (a)-(b)	-6.5	-16.4	-9.9
Bad debt losses	-2.0	-0.0	+2.0
Net operating profit	-8.5	-16.4	-7.9
Interest expenses - net of interest income	-1.5	-3.1	-1.6
Net income	-3.5	-35.6	-32.1
Current assets	185.0	130.0	-55.0
Non-current assets	118.4	133.4	+15.0
Total assets	303.4	263.4	-40.0

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Sofmap Co., Ltd.	**¥21.4**
Retail of digital related products, such as PCs and software	
Marubeni Telecom Co., Ltd.	**11.7**
Sales of telecommunication services and equipment, IT solutions and mobile contents	
Marubeni Solutions Corporation	**6.9**
Sales of computers, network products, semiconductor-related products etc., and SI	
Marubeni Infotec Corporation	**6.3**
Wholesale of PCs and peripheral equipment, semiconductors and electronics components	
Computer Wave Inc.	**3.3**
Wholesale of PC software	
(Overseas)	
LCA Holdings Pty Ltd. (Australia)	**¥0.6**
Sales of Iwasaki lamps, lighting equipment and fixtures	
Marpless Communication Technologies Pty. Ltd. (South Africa)	**0.3**
Sales and engineering of telecommunications equipment	
Marubeni Solutions USA Corporation (U.S.A.)	**0.3**
Marketing and sales of advanced electronic equipment/devices	

Utility & Infrastructure

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	424.6	329.8	-94.8
Gross trading profit (a)	10.1	10.6	+0.4
SGA expenses (b)	-15.0	-14.7	+0.4
Net operating profit before bad debt losses (a)-(b)	-4.9	-4.1	+0.8
Bad debt losses	-0.9	-0.0	+0.9
Net operating profit	-5.8	-4.1	+1.7
Interest expenses - net of interest income	-3.2	-1.9	+1.3
Net income	-3.5	2.0	+5.5
Current assets	83.5	85.4	+1.9
Non-current assets	115.2	127.4	+12.3
Total assets	198.6	212.8	+14.2

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Power Systems Corporation	**¥2.0**
Engineering, procurement and construction services, and IPP services including M&A in overseas markets	
Mibugawa Power Company	**0.4**
Operation and management of Mibugawa Hydro power station	
Transport Systems Engineering Co., Ltd.	**0.2**
Planning and development of transport systems	
(Overseas)	
Uni-Mar Enerji Yatirimlari A.S. (Turkey)	**¥27.0**
Independent Power Producer in Turkey	
PPN Power Generating Company Limited (India)	**7.0**
Independent Power Producer in India	
Mindanao I･II (Philippines)	**3.8**
Geothermal power plants	
Tapel Energy Limited (Pakistan)	**1.8**
Operation of power generating facility in Pakistan	
Ever Power IPP Company Ltd. (Taiwan)	**1.0**
Independent Power Producer in Taiwan	

Plant & Ship

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	511.4	600.7	+89.3
Gross trading profit (a)	20.2	10.3	-9.9
SGA expenses (b)	-15.9	-13.4	+2.5
Net operating profit before bad debt losses (a)-(b)	4.3	-3.1	-7.4
Bad debt losses	-17.8	-6.6	+11.2
Net operating profit	-13.5	-9.8	+3.8
Interest expenses - net of interest income	1.6	-0.6	-2.1
Net income	-14.0	-30.2	-16.2
Current assets	201.7	184.2	-17.5
Non-current assets	371.9	218.1	-153.8
Total assets	573.7	402.3	-171.4

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Tekmatex Corporation	**¥2.0**
Import and domestic sales of textile machinery	
Kaji Technology Corporation	**1.3**
Manufacturing and sales of compressors, textile machines, casting iron and industrial machines	
Marubeni Protechs Corporation	**0.7**
Export, transport and installation of equipment and machines, plant construction and overseas development assistance for cement, pulp and paper, nonferrous metals, sugar, plywood and steel, oil and petrochemical plants.	
(Overseas)	
Compania de Nitrogeno de Cantarell S.A. de C.V. (Mexico)	**¥18.0**
Production and supply of nitrogen for PEMEX	
Evm Leasing (Cayman Islands)	**8.1**
Equipment leasing for oil and gas development and production	
Royal Maritime Corporation (Liberia)	**1.8**
Ship leasing, finance and ship owning	
Compania de Servicios de Compresion de Campresion de Campeche, S.A. de C.V. (Mexico)	**0.8**
Compression of associated gas for Pemex Exploracion y Produccion at Cantarell oil field	

Transportation & Industrial Machinery (Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	836.5	774.2	-62.3
Gross trading profit (a)	53.2	52.5	-0.7
SGA expenses (b)	-47.8	-49.1	-1.3
Net operating profit before bad debt losses (a)-(b)	5.4	3.4	-2.0
Bad debt losses	-9.3	-1.1	+8.2
Net operating profit	-3.9	2.3	+6.2
Interest expenses - net of interest income	-3.8	-4.6	-0.7
Net income	-10.5	-6.3	+4.2
Current assets	260.4	222.2	-38.3
Non-current assets	186.6	107.0	-79.7
Total assets	447.1	329.1	-117.9

Major Subsidiaries and Affiliated Companies — Gross Trading Profit (Billions of yen)

(Japan)

Marubeni Construction Machinery Sales, Inc. **¥2.1**

Sales of construction and mining equipment

Marubeni Aerospace Corporation **1.7**

Sales, export, import, lease and installment sales of aircraft, aircraft and ship engines, onboard equipment for aircraft and ships and parts

Marubeni Techno-Systems Corporation **1.3**

Sales of production machinery relating to media, food, beverage, packaging, pulp & paper, automobile and general industrial and agricultural equipment

Marubeni Machinery Co., Ltd. **1.1**

Sales and distribution of printing machinery and industrial machinery

(Overseas)

Marubeni Auto & Construction Machinery (Amarica), Inc. (U.S.A.) **¥11.4**

Sales, import and export of automobiles and construction machinery, and investment

N.V. Nissan Belgium S.A. (Belgium) **4.0**

Import, distribution and service of Nissan vehicles and parts

Marubeni Auto Investment (UK) Ltd. (UK) **3.7**

Investment in motor retail & service industry

Nissan Norge AS (Norway) **2.7**

Import, distribution and service of Nissan vehicles and parts

Kubota Europe S.A. (France) **2.7**

Sales and service of Kubota agricultural machinery

Energy

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	1,911.1	2,196.9	+285.8
Gross trading profit (a)	31.3	30.3	-1.0
SGA expenses (b)	-19.3	-20.4	-1.0
Net operating profit before bad debt losses (a)-(b)	11.9	9.9	-2.0
Bad debt losses	-0.2	0.0	+0.2
Net operating profit	11.8	9.9	-1.8
Interest expenses - net of interest income	-2.9	-3.0	-0.1
Net income	8.4	5.5	-2.9
Current assets	189.1	225.2	+36.1
Non-current assets	129.8	126.3	-3.6
Total assets	319.0	351.5	+32.5

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Energy Corporation	**¥5.2**
Sales of petroleum products and LPG	
Marubeni Ennex Corporation	**2.0**
Oil terminals	
D.M. Gas Station, Inc.	**1.7**
Sales of petroleum products	
Toh-hoku Sekiyugas Co., Ltd.	**1.7**
Sales of petroleum products and LPG	
Marubeni Utility Services, Ltd.	**1.5**
Sales of nuclear power plant related components and services	
(Overseas)	
MIECO Inc. (U.S.A.)	**¥7.2**
Petroleum and power trading	
Marubeni Oil & Gas (U.K.) Limited (U.K.)	**2.5**
Oil and gas development and production	
Ravva Oil (Singapore) Pte. Ltd. (Singapore)	**2.2**
Oil and gas development and production	
Shenzhen Sino-Benny LPG Co., Ltd. (China)	**2.0**
Import and sales of LPG	
MQL International B.V. (Netherlands)	**1.0**
Investment in LNG project	

Metals & Mineral Resources

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	523.8	476.1	-47.7
Gross trading profit (a)	15.5	14.6	-0.9
SGA expenses (b)	-10.0	-9.1	+0.9
Net operating profit before bad debt losses (a)-(b)	5.6	5.5	-0.1
Bad debt losses	-1.2	-0.5	+0.7
Net operating profit	4.3	5.0	+0.7
Interest expenses - net of interest income	-4.3	-3.6	+0.7
Net income	2.7	-1.4	-4.1
Current assets	118.4	88.7	-29.8
Non-current assets	89.1	89.1	+0.0
Total assets	207.5	177.8	-29.7

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Metals Corporation	**¥1.5**
Sales of nonferrous and light metal products	
Marubeni Tetsugen Co., Ltd.	**1.4**
Sales of raw materials for steelmaking, ferro alloy, coal and other minerals	
(Overseas)	
Marubeni Aluminium Australia Pty. Ltd. (Australia)	**¥4.4**
Investment in alminum business in Australia and sales of alminum ingots	
Marubeni Coal Pty. Ltd. (Australia)	**1.8**
Investment in coal business in Australia	
Toyo-Memory Technology Sdn. Bhd. (Malaysia)	**0.7**
Manufacture of nickel phosphorous substrate	
Marubeni Matals & Minerals, Inc. (Canada)	**0.5**
Investment in alminum business and sales of alminum ingot	

Chemicals

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	601.5	538.9	-62.7
Gross trading profit (a)	29.6	28.7	-0.9
SGA expenses (b)	-24.5	-25.2	-0.7
Net operating profit before bad debt losses (a)-(b)	5.1	3.5	-1.6
Bad debt losses	-0.3	0.1	+0.4
Net operating profit	4.8	3.5	-1.3
Interest expenses - net of interest income	-2.2	-1.6	+0.6
Net income	3.8	2.1	-1.7
Current assets	121.2	102.9	-18.2
Non-current assets	59.2	62.7	+3.5
Total assets	180.4	165.7	-14.7

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Ain Pharmaciez Inc.	**¥3.3**
Pharmacy operation	
Marubeni Plax Corporation	**3.0**
Sales and foreign trade of plastic products and resin	
Marubeni Chemix Corporation	**2.0**
Sales and foreign trade of organic chemicals and specialty chemicals	
Shinko Chemical Terminal Co., Ltd.	**0.8**
Manufacture, sales, transportation and storage of chemical products	
Ain Medical Systems Inc.	**0.7**
Pharmacy operation in Kanto area	
(Overseas)	
Dampier Salt Ltd. (Australia)	**¥8.4**
Production and sales of salt and gypsum	
Shanghai Asahi Electronic Glass Co., Ltd. (China)	**6.8**
Manufacture and sales of glass bulbs for CRT	
AGROVISTA B.V. (Netherlands)	**3.2**
Sales of agrochemicals	
MT Interpet Amsterdam B.V. (Netherlands)	**2.0**
Holding Company of Italpet Preforme S.p.A (Italy)	
Birkbys Plastics Ltd. (U.K.)	**1.5**
Manufacture and sales of plastic products	

Forest Products & General Merchandise (Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	794.3	728.5	-65.8
Gross trading profit (a)	44.0	40.8	-3.2
SGA expenses (b)	-32.2	-32.6	-0.4
Net operating profit before bad debt losses (a)-(b)	11.8	8.3	-3.5
Bad debt losses	-1.0	-0.3	+0.7
Net operating profit	10.8	8.0	-2.8
Interest expenses - net of interest income	-3.1	-3.0	+0.2
Net income	8.0	3.1	-5.0
Current assets	264.7	215.6	-49.1
Non-current assets	117.2	116.2	-1.0
Total assets	381.9	331.8	-50.1

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marusumi Paper Co., Ltd.	**¥15.9**
Manufacture of printing paper	
Koa Kogyo Co., Ltd.	**5.4**
Manufacture of corrugating medium, containerboard and printing paper	
Marubeni Pulp & Paper Sales Co., Ltd.	**4.9**
Wholesale of all types of paper	
Marubeni Building Materials Co., Ltd.	**3.3**
Wholesale of wood products and construction materials	
Marubeni Footwear Inc.	**1.9**
Export, import and wholesale of footwear	
(Overseas)	
Yokohama Tyre Australia Pty. Ltd. (Australia)	**¥1.0**
Tyre distributor	
Yokohama Reifen GmbH (Germany)	**1.0**
Sales of Yokohama Tyres	
WA Plantation Resources Pty. Ltd. (Australia)	**0.7**
Plantation and wood chip export	
Marubeni Pulp & Paper Sales Europe GmbH (Germany)	**0.5**
Sales of thermal paper, inkjet paper and pulp	

Agri-marine Products

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	1,052.8	1,044.8	-8.0
Gross trading profit (a)	65.0	60.3	-4.8
SGA expenses (b)	-48.7	-48.9	-0.1
Net operating profit before bad debt losses (a)-(b)	16.3	11.4	-4.9
Bad debt losses	-0.3	-0.5	-0.2
Net operating profit	16.0	10.9	-5.1
Interest expenses - net of interest income	-5.6	-4.9	+0.7
Net income	8.7	-6.5	-15.2
Current assets	173.2	175.1	+1.8
Non-current assets	176.8	171.4	-5.5
Total assets	350.1	346.5	-3.6

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
The Maruetsu, Inc.	**¥93.5**
Supermarket chain	
Nacx Nakamura Corporation	**19.3**
Wholesale, transportation and processing of frozen foods and refrigerated warehousing	
OM2 Network Co., Ltd.	**14.7**
Meat store chain	
Yamaboshiya Co., Ltd.	**12.2**
Wholesale of confectionery	
Ten Corporation	**6.5**
Management of "Ten-Don" fast-food chain	
(Overseas)	
Cia. Iguaçu de Café Solúvel (Brazil)	**¥4.4**
Production of instant coffee	
North Pacific Processors, Inc. (U.S.A.)	**2.0**
Processing and canning of frozen seafood	
Columbia Grain International, Inc. (U.S.A.)	**1.6**
Grain trading	
Vinas Argentinas S.A. (Argentine)	**0.5**
Production of wine and must	

Textile

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	488.9	438.4	-50.5
Gross trading profit (a)	30.6	28.1	-2.4
SGA expenses (b)	-24.0	-23.8	+0.2
Net operating profit before bad debt losses (a)-(b)	6.6	4.4	-2.2
Bad debt losses	-2.1	-0.5	+1.6
Net operating profit	4.5	3.8	-0.6
Interest expenses - net of interest income	-2.1	-1.6	+0.6
Net income	-3.5	1.4	+4.8
Current assets	160.4	131.3	-29.1
Non-current assets	23.7	19.2	-4.5
Total assets	184.1	150.5	-33.6

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Kyoto Marubeni Co., Ltd.	**¥2.3**
Wholesale of Japanese kimonos and related products	
Marubeni Intex Co., Ltd.	**1.6**
Wholesale of industrial and interior textiles, ready-made goods and materials	
Marubeni Fashion Link, Ltd.	**1.4**
Marketing and sales of fabric, apparel and sportswear	
Marubeni Textile Business Support, Ltd.	**1.2**
Execution of delivery work for all kinds of textile	
(Overseas)	
Marubeni Textile Asia Ltd. (China)	**¥1.7**
Textile materials trade	
Passport Fashion Company Limited (China)	**0.8**
Production and quality control of apparel made up overseas	
Erawan Textile Co., Ltd. (Thailand)	**0.6**
Spinning and weaving of cotton and polyester/cotton fabrics	
Dusit Textile Co., Ltd. (Thailand)	**0.4**
Spinning and weaving of cotton and polyester/cotton fabrics	

Development & Construction

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	207.5	184.9	-22.6
Gross trading profit (a)	29.1	32.2	+3.1
SGA expenses (b)	-22.7	-23.8	-1.1
Net operating profit before bad debt losses (a)-(b)	6.4	8.4	+2.0
Bad debt losses	-0.9	-0.1	+0.8
Net operating profit	5.6	8.3	+2.8
Interest expenses - net of interest income	-6.4	-6.5	-0.1
Net income	-5.4	-23.4	-18.0
Current assets	207.7	186.4	-21.3
Non-current assets	218.6	212.0	-6.5
Total assets	426.3	398.5	-27.8

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Real Estate Co., Ltd.	**¥4.5**
Development and leasing of real estate	
Tipness Co., Ltd.	**3.1**
Operation of sports club and facilities	
Asano Engineering Co., Ltd.	**2.5**
Construction of water supply, sewerage and water treatment facilities	
Benny Estate Service Co., Ltd.	**2.4**
Property management of condominiums, buildings and commercial complexes	
(Overseas)	
Deutsch-Japanisches Center GmbH (Germany)	**¥1.9**
Leasing of office building and hotel operation in Dusseldorf	
Marubeni Properties UK Limited (U.K.)	**0.7**
Leasing of office building in City of London	
Shanghai International Realty Co., Ltd. (China)	**0.6**
Leasing of housing for expatriates in Shanghai	
P.T. Megalopolis Manunggal Industrial Development (Indonesia)	**0.6**
Development, sales and operation of industrial estate in Bekasi, Indonesia	

Finance & Logistics

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	-	46.5	+46.5
Gross trading profit (a)	-	6.8	+6.8
SGA expenses (b)	-	-8.2	-8.2
Net operating profit before bad debt losses (a)-(b)	-	-1.4	-1.4
Bad debt losses	-	-0.1	-0.1
Net operating profit	-	-1.5	-1.5
Interest expenses - net of interest income	-	2.2	+2.2
Net income	-	0.4	+0.4
Current assets	-	129.1	+129.1
Non-current assets	-	211.2	+211.2
Total assets	-	340.4	+340.4

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Japan)	
Marubeni Logistics Corp.	**¥2.0**
Warehousing and total logistics services	
Marubeni General Leasing Corporation	**1.8**
Lease and sales of plants, machinery and equipment	
Marubeni Safenet Co., Ltd.	**0.9**
Insurance agency	
Marubeni Document Systems Inc.	**0.6**
Preparation of shipping documentation	
(Overseas)	
Eastern Sea Leam Chabang Terminal Co., Ltd. (Thailand)	**¥2.8**
Container terminal operation	
Marubeni Transport Service Corp. (U.S.A.)	**0.4**
Total logistics services	
Marnix Europe Ltd. (U.K.)	**0.1**
Insurance broker	
Shanghai Wai-hong International Logistics Co., Ltd. (China)	**0.1**
Warehousing and total logistics services	

Iron & Steel

(Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	530.0	249.6	-280.4
Gross trading profit (a)	25.5	13.4	-12.1
SGA expenses (b)	-22.2	-12.6	+9.6
Net operating profit before bad debt losses (a)-(b)	3.3	0.8	-2.5
Bad debt losses	-2.4	-0.8	+1.7
Net operating profit	0.9	-0.0	-0.9
Interest expenses - net of interest income	-1.3	-1.5	-0.2
Net income	-2.4	-10.8	-8.4
Current assets	182.1	6.1	-176.1
Non-current assets	69.4	39.7	-29.7
Total assets	251.5	45.8	-205.8

Major Subsidiaries and Affiliated Companies — Gross Trading Profit (Billions of yen)

(Japan)

Company	Gross Trading Profit
Marubeni-Itochu Steel Inc. — Manufacture, processing, import, export and sales of steel products	**¥27.8**
Marubeni Construction Material Lease Co., Ltd. — Leasing and sales of temporary construction materials	**3.0**

(Overseas)

Company	Gross Trading Profit
Thai Cold Rolled Steel Sheet Public Co., Ltd. (Thailand) — Manufacture of cold-rolled steel sheet	**¥1.2**

Domestic Branches and Offices (Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	435.2	297.4	-137.8
Gross trading profit (a)	11.4	6.6	-4.8
SGA expenses (b)	-9.4	-7.7	+1.7
Net operating profit before bad debt losses (a)-(b)	2.0	-1.2	-3.2
Bad debt losses	-0.8	-0.0	+0.8
Net operating profit	1.2	-1.2	-2.4
Interest expenses - net of interest income	-0.3	-0.1	+0.2
Net income	1.1	-1.4	-2.5
Current assets	156.3	81.2	-75.1
Non-current assets	14.3	11.3	-2.9
Total assets	170.6	92.5	-78.1

Overseas Corporate Subsidiaries and Branches (Billions of yen)

	Mar-01	Mar-02	Variance
Total volume of trading transactions	1,229.3	1,100.1	-129.2
Gross trading profit (a)	69.9	74.7	+4.8
SGA expenses (b)	-60.0	-66.7	-6.8
Net operating profit before bad debt losses (a)-(b)	10.0	8.0	-2.0
Bad debt losses	-0.2	-4.3	-4.1
Net operating profit	9.8	3.7	-6.1
Interest expenses - net of interest income	-6.1	-6.6	-0.4
Net income	-1.4	-11.4	-10.0
Current assets	339.7	342.0	+2.3
Non-current assets	219.5	221.1	+1.6
Total assets	559.1	563.1	+4.0

Major Subsidiaries and Affiliated Companies	Gross Trading Profit (Billions of yen)
(Overseas Corporate Subsidiaries)	
Marubeni America	**¥53.8**
Marubeni Europe	**6.7**
Marubeni Hong Kong & South China	**1.4**
Marubeni Australia	**1.3**
Marubeni Korea	**1.1**

COMPARISON OF FIVE MAJOR JAPANESE *SOGO SHOSHA* (GENERAL TRADING HOUSES) (Consolidated Basis)

Financial Data (Billions of yen)

	Marubeni Corporation		Mitsubishi Corp.		Mitsui & Co.,Ltd.		Sumitomo Corp.		Itochu Corp.		Average of Four Competitors	
	Mar-01	**Mar-02**	Mar-01	Mar-02	Mar-01	Mar-02	Mar-01	Mar-02	Mar-01	Mar-02	Mar-01	Mar-02
Total assets	**¥5,321**	**¥4,806**	¥8,067	¥8,145	¥6,710	¥6,668	¥4,950	¥4,853	¥5,158	¥4,752	¥6,221	¥6,105
Interest-bearing debt	**3,428**	**3,185**	4,215	4,338	3,444	3,442	2,704	2,813	3,071	2,795	3,358	3,347
Shareholders' equity	**342**	**264**	969	1,029	834	915	623	650	317	398	686	748
Gross trading profit	**¥480**	**¥437**	¥613	¥644	¥572	¥554	¥488	¥487	¥612	¥579	¥571	¥566
Net income	**15**	**(116)**	92	60	52	55	40	45	71	30	64	48
Return on assets (ROA) (%)	**0.28**	**(2.30)**	1.14	0.74	0.78	0.83	0.82	0.92	1.26	0.61	1.00	0.78
Return on equity (ROE) (%)	**4.51**	**(38.41)**	9.82	6.03	6.33	6.33	6.42	7.10	23.57	8.45	11.53	6.98
Net debt-to-equity ratio (times)	**9.0**	**10.3**	4.0	3.8	3.2	3.0	3.9	3.9	8.0	5.8	4.8	4.1
Earnings per share (EPS) (yen)	**10.06**	**(77.92)**	58.77	38.43	32.57	34.97	37.91	41.59	49.46	21.18	44.68	34.04
Book value per share (BPS) (yen)	**229.11**	**176.64**	618.54	656.36	526.89	577.93	585.33	611.14	222.34	278.99	488.28	531.11

Notes: 1. ROA is calculated based on the average of total assets at the beginning and end of each fiscal year. ROE is calculated based on the average of total shareholders' equity at the beginning and end of each fiscal year.
2. EPS is calculated on the number of shares before adjustment for the effect of dilution and on the average number of shares issued at the beginning and end of each fiscal year.
3. BPS is calculated based on the number of shares issued at the end of each fiscal year.
4. The figures are calculated according to US GAAP basis. Effective April 2001, Marubeni and other Competitors adopted SFAS 133, which may have increased Interest-bearing debt.

Comparison of the Gross Trading Profit by Product of the Five Major Japanese *Sogo Shosha* (General Trading Houses) (Billions of yen)

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Machinery						
Marubeni	**¥144**	**¥171**	**¥170**	**¥125**	**¥127**	**¥113**
Mitsubishi	148	150	135	128	150	172
Mitsui	134	142	131	130	138	143
Sumitomo	151	167	162	—	—	—
Itochu	143	157	177	147	166	163
Metals						
Marubeni	**¥57**	**¥60**	**¥62**	**¥54**	**¥54**	**¥37**
Mitsubishi	95	94	103	97	93	107
Mitsui	89	97	97	91	97	98
Sumitomo	73	87	81	—	—	—
Itochu	62	63	59	50	52	41
Energy and Chemicals						
Marubeni	**¥78**	**¥89**	**¥96**	**¥93**	**¥101**	**¥103**
Mitsubishi	119	113	110	100	107	100
Mitsui	145	158	155	142	163	146
Sumitomo	64	68	69	—	—	—
Itochu	47	47	47	48	48	41
Agri-Marine Products						
Marubeni	**¥63**	**¥69**	**¥73**	**¥72**	**¥71**	**¥64**
Mitsubishi	146	155	166	177	171	187
Mitsui	64	61	61	61	61	66
Sumitomo	63	62	69	—	—	—
Itochu	101	108	119	129	127	127
Construction, Forest Products & General Merchandise						
Marubeni	**¥109**	**¥102**	**¥87**	**¥72**	**¥91**	**¥89**
Mitsubishi	61	53	50	52	71	58
Mitsui	120	105	94	90	89	79
Sumitomo	73	75	71	—	—	—
Itochu	132	143	168	169	137	124
Textile						
Marubeni	**¥45**	**¥43**	**¥35**	**¥37**	**¥37**	**¥32**
Mitsubishi	22	23	20	21	22	21
Mitsui	30	30	28	25	24	23
Sumitomo	17	17	18	—	—	—
Itochu	82	79	71	70	81	84

Notes: Sumitomo discontinued the disclosure of the Gross Trading Profit by Product in March 2000.

Gross Trading Profit by Group



(Billions of yen)
700
600
500
400
300
200
100
0
N.A.
Mar-01 Mar-02
Marubeni
Mar-01 Mar-02
Mitsubishi
Mar-01 Mar-02
Mitsui
Mar-01 Mar-02
Sumitomo
Mar-01 Mar-02
Itochu
Machinery
Metals
Energy and Chemicals
Agri-Marine Products
Construction, Forest Products & General Merchandise
Textile

Return on Assets (ROA)


(%)
1.50
1.20
0.90
0.60
0.30
0
-0.30
-0.60
-0.90
-1.20
-1.50
-1.80
-2.10
-2.40
-2.70
-3.00
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**0.26%**	**0.23%**	**(1.69%)**	**0.03%**	**0.28%**	**(2.30%)**
Mitsubishi	0.46%	0.50%	0.34%	0.31%	1.14%	0.74%
Mitsui	0.49%	0.44%	0.42%	0.52%	0.78%	0.83%
Sumitomo	(2.70%)	0.46%	(0.23%)	0.68%	0.82%	0.92%
Itochu	0.17%	(1.28%)	(0.48%)	(1.38%)	1.26%	0.61%

Return on Equity (ROE)


(%)
30.0
20.0
10.0
0
-10.0
-20.0
-30.0
-40.0
-50.0
Mar-
Mar-98
Mar-
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**3.75%**	**3.49%**	**(28.39%)**	**0.61%**	**4.51%**	**(38.41%)**
Mitsubishi	3.91%	4.52%	3.19%	2.81%	9.82%	6.03%
Mitsui	5.74%	4.81%	4.33%	4.45%	6.33%	6.33%
Sumitomo	(22.87%)	4.54%	(3.89%)	5.83%	6.42%	7.10%
Itochu	2.63%	(21.45%)	(9.49%)	(30.08%)	23.57%	8.45%

Note: The figures of Sumitomo from Mar-97 and Mar-98 are based on the Japanese Accounting Standards.

Earnings per Share (EPS)



(Yen)
100
50
0
-50
-100
-150
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**¥13.46**	**¥11.53**	**¥(78.80)**	**¥1.38**	**¥10.06**	**¥(77.92)**
Mitsubishi	28.32	30.40	19.90	16.61	58.77	38.43
Mitsui	21.11	20.84	18.81	22.00	32.57	34.97
Sumitomo	(136.79)	24.19	(12.28)	32.94	37.91	41.59
Itochu	8.76	(64.50)	(23.92)	(61.93)	49.46	21.18

Book Value per Share (BPS)



(Yen)
800
700
600
500
400
300
200
100
0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**¥343.32**	**¥318.10**	**¥236.90**	**¥217.07**	**¥229.11**	**¥176.64**
Mitsubishi	701.63	644.08	605.88	577.92	618.54	656.36
Mitsui	423.89	443.93	424.71	502.53	526.89	577.93
Sumitomo	524.45	541.01	535.15	595.83	585.33	611.14
Itochu	344.76	289.42	214.34	197.37	222.34	278.99

Notes: The figures of Sumitomo from Mar-97 and Mar-98 are based on the Japanese Accounting Standards.

Margin Ratio


(%)
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**3.55%**	**3.92%**	**4.37%**	**4.44%**	**5.08%**	**4.87%**
Mitsubishi	3.74	3.74	4.26	4.39	4.38	4.87
Mitsui	3.56	3.39	4.04	4.07	4.38	4.38
Sumitomo	3.29	3.78	4.12	4.45	4.85	5.05
Itochu	3.71	3.84	4.62	5.04	5.04	5.08

Notes: Margin ratio = Gross trading profit / Total volume of trading transactions

Profit-making-firm Ratio


(%)
85
80
75
70
65
60
55
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02
Marubeni
Mitsubishi
Mitsui
Sumitomo
Itochu

	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	Mar-02
Marubeni	**72.7%**	**69.8%**	**66.6%**	**73.7%**	**80.3%**	**75.9%**
Mitsubishi	81.7	75.2	71.7	74.4	71.3	70.9
Mitsui	76.0	73.0	75.1	76.1	76.9	76.5
Sumitomo	69.8	68.8	65.6	69.8	75.2	82.1
Itochu	66.0	69.0	61.8	64.0	73.5	76.2

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	**Mar-02**	**Mar-02**
Assets							
Current assets:							
Cash and cash equivalents	¥373,015	¥480,825	¥579,366	¥405,308	¥329,811	**¥466,642**	**$3,508,586**
Time deposits	7,094	2,062	844	2,391	8,713	**5,336**	**$40,120**
Marketable securities	1,272,281	1,199,876	647,686	423,319	87,410	**63,949**	**$480,820**
Trade receivables, less allowance for doubtful accounts	2,636,703	2,341,157	1,919,093	1,652,126	1,646,334	**1,249,802**	**$9,397,008**
Other current assets	984,656	1,036,675	828,674	730,731	700,568	**701,830**	**5,276,917**
Total current assets	5,273,749	5,060,595	3,975,663	3,213,875	2,772,836	**2,487,559**	**18,703,451**
Investments and long-term receivables	1,683,504	1,657,697	1,806,217	1,679,579	1,756,154	**1,419,836**	**10,675,459**
Property and equipment, at cost:	732,341	787,764	824,968	769,684	816,748	**790,113**	**5,940,699**
Accumulated depreciation	(219,131)	(242,142)	(258,963)	(260,114)	(284,028)	**(278,239)**	**(2,092,023)**
Other assets	79,884	124,187	163,956	181,329	258,894	**386,400**	**2,905,263**
Total assets	¥7,550,347	¥7,388,101	¥6,511,841	¥5,584,353	¥5,320,604	**¥4,805,669**	**$36,132,850**
Liabilities and Shareholders' Equity							
Current liabilities:							
Short-term loans and long-term debt due within one year	¥2,420,286	¥2,367,818	¥2,076,510	¥1,477,025	¥1,311,505	**¥1,247,302**	**9,378,211**
Trade payables	1,498,202	1,403,877	1,125,959	1,048,031	1,127,764	**899,399**	**6,762,398**
Other current liabilities	495,743	474,116	355,200	301,814	285,942	**294,507**	**2,214,338**
Total current liabilities	4,414,231	4,245,811	3,557,669	2,826,870	2,725,211	**2,441,208**	**18,354,947**
Long-term debt due after one year	2,515,031	2,547,228	2,470,171	2,299,965	2,193,789	**2,048,454**	**15,401,910**
Employees' retirement benefits	63,506	80,465	90,847	90,105	13,960	**12,893**	**96,940**
Deferred income taxes	13,727	14,293	10,521	14,674	14,766	**6,345**	**47,707**
Minority interests in consolidated subsidiaries	30,923	25,051	28,616	28,438	30,581	**32,874**	**247,173**
Shareholders' equity:							
Common stock	194,039	194,039	194,039	194,039	194,039	**194,039**	**1,458,940**
Additional paid-in capital	216,993	216,993	216,993	216,993	216,993	**216,993**	**1,631,526**
Retained earnings	122,995	131,261	9,050	6,628	21,664	**(94,754)**	**(712,436)**
Marketable securities,net unrealized gains	40,414	(6,777)	15,554	23,326	(14,242)	**386**	**2,902**
Currency translation adjustments and other	(61,512)	(60,263)	(81,619)	(116,685)	(76,157)	**51,989**	**390,895**
Total shareholders' equity	512,929	475,253	354,017	324,301	342,297	**263,895**	**1,984,173**
Total Liabilities and shareholders' equity	¥7,550,347	¥7,388,101	¥6,511,841	¥5,584,353	¥5,320,604	**¥4,805,669**	**$36,132,850**

Notes: Effective April 1, 2001, Marubeni adopted Statement No. 133 of Financial Accounting Standards Board (FASB), as amended.

Consolidated Statements of Operations
Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	**Mar-02**	**Mar-02**
Total volume of trading transactions	¥13,969,977	¥13,640,517	¥11,960,157	¥10,222,442	¥9,436,863	**¥8,972,245**	**$67,460,489**
Gross trading profit	496,550	534,485	522,356	453,496	479,754	**436,804**	**3,284,241**
Expenses:							
SGA expenses and provision for doubtful accounts	434,269	449,082	509,511	437,166	438,272	**436,028**	**3,278,406**
Operating profit	62,281	85,403	12,845	16,330	41,482	**776**	**5,835**
Other income(expenses):							
Interest income	135,578	136,207	127,839	88,174	75,262	**45,773**	**344,158**
Interest expenses	(158,289)	(163,655)	(163,999)	(120,758)	(104,794)	**(75,265)**	**(565,902)**
Dividends	5,234	6,502	5,996	5,221	7,692	**7,477**	**56,218**
Other income-net	12,700	(9,535)	(132,585)	16,452	(12,954)	**(143,916)**	**(1,082,075)**
	(4,777)	(30,481)	(162,749)	(10,911)	(34,794)	**(165,931)**	**(1,247,602)**
Income before income taxes and equity in earnings	57,504	54,922	(149,904)	5,419	6,688	**(165,155)**	**(1,241,767)**
Provision for income taxes:							
Current	15,671	18,355	30,155	39,949	21,784	**19,704**	**148,150**
Deferred	22,870	12,316	(69,012)	(32,932)	(13,258)	**(87,378)**	**(656,977)**
	38,541	30,671	(38,857)	7,017	8,526	**(67,674)**	**(508,827)**
Income before equity in earnings	18,963	24,251	(111,047)	(1,598)	(1,838)	**(97,481)**	**(732,940)**
Equity in earnings of unconsolidated subsidiaries and affiliates-net (after income tax effects)	1,150	(7,021)	(6,682)	3,658	16,874	**(18,937)**	**(142,383)**
Net income	¥20,113	¥17,230	¥(117,729)	2,060	15,036	**(116,418)**	**$(875,323)**
	(Yen)						(U.S. dollars)
Net income per 100 shares of common stock and common stock equivalents	¥1,289	¥1,054	¥(7,880)	138	1,006	**(7,792)**	**$(58.59)**

Condensed Consolidated Statements of Cash Flows
Marubeni Corporation and Subsidiaries

	(Millions of yen)						(Thousands of U.S. dollars)
	Mar-97	Mar-98	Mar-99	Mar-00	Mar-01	**Mar-02**	**Mar-02**
Operating activities:							
Net income	¥20,113	¥17,230	¥(117,729)	¥2,060	¥15,036	**¥(116,418)**	**$(875,323)**
Adjustments to reconcile net income to net cash provided by (used in) operating activities							
Depreciation and amortization	40,468	42,991	57,712	59,807	69,914	**71,052**	**534,226**
Other non-cash charges	20,327	29,622	104,256	(34,032)	11,862	**115,655**	**869,586**
Changes in assets and liabilities	(58,625)	165,311	175,252	138,716	69,359	**124,387**	**935,241**
Other	2,025	(933)	12,923	18,150	13,134	**3,780**	**28,421**
Net cash provided by (used in) operating activities	24,308	254,221	232,414	184,701	179,305	**198,456**	**1,492,150**
Investing activities:							
(Increase) decrease in securities and other investments, net	89,875	20,309	311,651	181,861	150,044	**66,286**	**498,391**
Increase in property and equipment and property leased to others, net	(145,977)	(73,306)	(111,243)	(24,278)	(29,600)	**(57,351)**	**(431,211)**
(Increase) decrease in loans receivable, net	123,438	3,341	(81,217)	107,087	92,275	**55,927**	**420,504**
Other	(1,300)	(9,113)	(20,090)	(7,664)	(24,726)	**9,642**	**72,496**
Net cash provided by (used in) investing activities	66,036	(58,769)	99,101	257,006	187,993	**74,504**	**560,180**
Financing activities:							
Net increase (decrease) in short-term loans	(320,324)	(105,583)	(171,625)	(531,110)	(150,052)	**(29,498)**	**(221,789)**
Proceeds from long-term debt	758,397	799,988	733,146	743,908	374,323	**509,708**	**3,832,391**
Payments of long-term debt	(638,508)	(777,306)	(770,337)	(803,192)	(680,791)	**(632,830)**	**(4,758,120)**
Cash dividends paid	(8,977)	(8,978)	(4,505)	(4,482)	0	**0**	**-**
Sales(purchase) of treasury stock and other	-	-	-	(2)	395	**2,516**	**3,186**
Net cash provided by (used in) financing activities	(209,412)	(91,879)	(213,321)	(594,878)	(456,125)	**(150,104)**	**(1,128,602)**
Effect of exchange rate changes on cash and cash equivalents	6,239	4,237	(19,653)	(20,887)	13,330	**13,975**	**105,075**
Net increase (decrease) in cash and cash equivalents	(112,829)	107,810	98,541	(174,058)	(75,497)	**136,831**	**1,028,805**
Cash and cash equivalents at beginning of year	485,844	373,015	480,825	579,366	405,308	**329,811**	**2,479,782**
Cash and cash equivalents at end of year	¥373,015	¥480,825	¥579,366	¥405,308	¥329,811	**¥466,642**	**$3,508,586**
Supplemental cash flow information:							
Cash paid during the year for:							
Interest	¥167,497	¥170,397	¥168,972	¥124,521	¥108,358	**¥82,460**	**$620,000**
Income taxes	17,283	19,609	32,287	20,863	37,707	**19,866**	**149,368**
Supplemental schedule of non-cash investing and financing activities:							
Exchanges of shares with respect to mergers of investees:							
Fair value of assets received	33,714	3,483	-	-	23,039	**48,660**	**365,865**
Carrying value of assets surrendered	18,967	1,530	-	-	28,005	**47,148**	**354,496**
Conversion of convertible debentures	372	-	-	-	-	**-**	**-**
Contribution to joint venture						**403,980**	**3,037,444**

STOCK INFORMATION

Stock Price Range and Stock Trading Volume

Stock Price Range



(Yen)
800
600
400
200
0
1996
1997
1998
1999
2000
2001

Stock Trading Volume



(Millions of shares)
900
600
300
0
1996
1997
1998
1999
2000
2001

Stock Price Range (yen)

Fiscal	1996				1997				1998				1999				2000				**2001**			
	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	**I**	**II**	**III**	**IV**
High	638	605	578	502	525	518	410	379	345	319	245	247	305	317	486	467	401	396	292	278	**262**	**240**	**154**	**119**
Low	578	516	473	421	451	377	177	200	236	186	167	167	205	218	272	349	240	271	240	200	**210**	**123**	**58**	**73**
Closing	609	582	498	480	520	402	230	360	277	186	195	225	254	276	429	387	365	271	270	224	**240**	**131**	**79**	**95**

Stock Trading Volume (Millions of shares)

Fiscal	1996				1997				1998				1999				2000				**2001**			
	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	I	II	III	IV	**I**	**II**	**III**	**IV**
	145	82	71	69	84	80	106	116	114	156	108	141	165	187	484	277	331	233	183	176	**385**	**295**	**861**	**575**

CORPORATE DATA

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
171,389

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
4,234
(plus 1,902 overseas employees)

Number of Domestic Offices*
17

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
52 overseas branches & offices and 28 overseas corporate subsidiaries with 79 offices for a total of 131 offices in 73 countries

(As of March 31, 2002, except* as of April 1, 2002)

Major Stockholders
The Yasuda Fire & Marine Insurance Co., Ltd.**
Japan Trustee Services Bank, Ltd. (Trust Account)
J.P. Morgan Trust Bank Ltd. (Tax-exempt Account)
The Yasuda Mutual Life Insurance Company
The Mitsubishi Trust and Banking Corporation (Trust Account)
The Fuji Bank, Limited***
The Tokio Marine and Fire Insurance Company, Limited
Nippon Life Insurance Company
Sumitomo Mitsui Banking Corporation
The Nichido Fire and Marine Insurance Company, Limited

Stock Listings
Sapporo, Tokyo, Nagoya, Osaka, Fukuoka,
Dusseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd

Home Page Address
http://www.marubeni.com

For further information, please conact:
IR Sec., Corporate Communications & Investor Relations Dept.,
Marubeni Corporation
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81 (3) 3282-2420
Fax: 81 (3) 3282-2331
E-mail: TOKB193@marubeni.com

** Now Sompo Japan Insurance Inc. (as of July 1, 2002)
*** Now Mizuho Corporate Bank, Ltd., as a result of reorganization of Mizuho Financial Group (as of April 1, 2002)

MARUBENI

shosha

QUARTERLY • APRIL 2001 • VOL. 67


Health and the Japanese
A Healthy Diet
New Demands
Health Care Innovations
New Directions

The Feature Story:

Actively Contributing to Enhanced Quality of Life
Medical Welfare — On the Right Track

There is no doubt about it. On average, both Japanese men and women live longer than their counterparts in any other country. Among the reasons for this are advanced medical care and new efforts to enhance and sustain life. Today, individual Japanese — in search of a better quality of life — are showing more interest in personal health and medical care. Marubeni has become increasingly involved in this field as its importance grows in parallel to Japan's shift to an aged society.

Actively Contributing to Enhanced Quality of Life

Medical Welfare – On the Right Track

Health and the Japanese

Japanese enjoy a longer life expectancy than any other nationality in the world. The most recent figures, though differing in period of compilation, state average lengths of life of 77.1 and 83.99 years (1999) respectively for males and females in Japan compared to 77.0 and 81.5 years for Icelanders, and 75.8 and 81.37 years for Canadians.

However, long life does not guarantee a disease-free and healthy body until death. It is a fact that longevity has partially contributed to lifestyle-related diseases such as cancer, heart disease and cerebral diseases – three major causes of death among the Japanese. These diseases have been named in this manner because of the lifestyle factors that cause them (e.g., diet, exercise, and other personal habits). Recognition of the cause has led to the awareness that they can be prevented, and preventive efforts (i.e., improvements in lifestyles) are being promoted at governmental and personal levels. These include a greater focus on outdoor activities among the people and the release of more health-conscious foods by food-product manufacturers.

A Healthy Diet

As Marubeni seeks to increase its presence in health care, one of the areas it has focused on is healthy foods and related products.

Different types of chewing gum with various health benefits have been introduced one after another in recent years. In the past, healthy gums were mainly used to fight cavities and bad breath, but the benefits of chewing gum are expanding. Among popular gums now are those reported to help keep skin beautiful.

Medical Insurance in Japan

The government burden for medical expenses of Japanese citizens in 2001 is projected to be 30.1 trillion yen. The rapid shift to an aged society is also increasing the governmental burden due to the medical costs of the aged.

In Japan, there are primarily two types of medical insurance. One is the National Health Insurance, with a membership of 45.45 million people. In this system, members bear 30% of medical expenses. The other type is an insurance system for company employees (health insurance societies are included in this category). The 37.58 million people who belong to such systems shoulder 20% of medical expenses.

The overall insurance system was revised this year in response to the 9% annual increase in insurance costs for the elderly, a reflection of the aging society. Under the revision, the elderly now pay a maximum of 10% per month of their medical expenses, although they had paid nothing in the past. The seriousness of this situation is plain to see when it is realized that 70% of medical industry revenues derive from the elderly.

Another change under the revised insurance system is that the maximum insurance-related burden of people in the upper brackets of income has increased to 9.58% of their overall income (this total includes premiums for nursing insurance).

The measures are still insufficient as the Japanese government continues to face a financial crisis because of these expenses. Can they construct the necessary measures to overcome this emergency? Only time will tell.

In response to the growing number of Japanese suffering from stomach ulcers, Marubeni began marketing a Greek gum, "Elma," in February of last year. Elma contains the sap of the mastic plant, and studies have shown that this extract is effective against Helicobacter pylori, which is one of the causes of peptic ulcers.

"Mozuku" (locally called "angel hair") is a seaweed delicacy that contains "fucoidan," a substance that is said to help prevent cancer. The seaweed used to make *mozuku* is primarily harvested in Okinawa Prefecture, Japan, from February through May. Aiming to make *mozuku* a year-round food choice, Marubeni began importing the seaweed from Tonga, where it is harvested from July through November. This enables *mozuku* to be sold in the Japanese market during the winter months, a time it is traditionally scarce in Japan. The company is also marketing other health benefits of the seaweed, including its positive effect on diabetes, to pharmaceutical companies.

Marubeni is also involved in a new project where it has proposed the use of Tahitian NONI leaves in tea and health food products. The commercialization of some products has already been decided. Medicinal uses for the NONI plant have been handed down for generations among the Polynesian tribes of the South Pacific, and the plant is reported to be effective for preventing cancer and strengthening the immune system. A juice that uses extract from the fruit of the plant is already a hit in Japan following earlier market success in the United States.





Ain Group Pharmacies put good customer service into practice.

New Demands

Increasingly longer life spans and the surprising number of people suffering from lifestyle-related diseases have resulted in growing demand for information explaining ways to improve quality of life. However, these trends have also required that some people make heart-wrenching quality-of-life decisions as the result of advances in medicine.

One relatively new issue faced by the Japanese is the right to die with dignity. Traditionally, doctors chose not to inform their patients of life-threatening conditions in order to keep them from becoming depressed. However, now that medicines can be given to extend the lives of terminally ill patients, more doctors are explaining illnesses to patients, thus giving the patient the chance to make quality-of-life decisions such as dying with dignity. Related to this movement, the Japanese government introduced standards for terminal care wings in 1990. At present there are 1,497 beds in 81 hospice facilities in Japan, and over 50 more institutions have applied for certification.

Other signs of longer life expectancy and medical advances are reflected in the results of a recent Japan Internet Medical Association survey, in which nearly 75% of the respondents wanted explanations and health

Japanese Diet Being Reviewed

The Japanese diet is renowned throughout the world for its healthy aspects. However, it is also undeniable that the tendency to use large amounts of salt in cooking Japanese dishes is one factor in increasing high blood pressure, cerebral apoplexy and stomach cancer, the most common causes of death in Japan. The following is a look at the positive and negative aspects of the Japanese diet.

The Japanese diet features a balanced intake of fish, beans, seasonal vegetables, seaweed, mushrooms, etc. Japanese food is often rich in fiber and fish, a common main dish, is reported to prevent colon cancer. Seeming proof of this is that the incidence of colon cancer among Japanese residing in Japan is one-tenth that of Americans and the incidence among second-generation and third-generation Japanese living abroad, where fish isn't a regular feature in the diet, is higher. Rice, the staple food, is low in fat and does not contain salt. Soybeans, the chief ingredient of well-consumed products such as tofu and fermented soybeans, contains lecithin, which lowers cholesterol. Green tea, which is drunk in large amounts in the Japanese diet, has excellent anti-oxidation functions.

On the other hand, the intake of large amounts of salt is a major problem. In response to a widespread call for improvement in eating habits and stronger consciousness toward "reduction of salt intake," a vast quantity of low-salt products, including soy sauce and miso, have been released.

Japanese today are seeking ways to further utilize the advantages of their diet while tackling means to eliminate the negatives and still maintain the flavors and essentials of their diet.



Caption: A traditional Japanese breakfast: Front, clockwise from rice, pickled vegetables (the yellow is takuan (pickled Japanese radish), seaweed, sour plum, raw egg, natto (fermented soybeans), miso-soup with tofu, and fried horse mackerel in the middle. The meal is full of soybean products. The natto is served with welsh onions, miso soup with stone parsley and fried horse mackerel with beefsteak plant and grated Japanese radish.





Cyberknife brings pinpoint X-ray emissions to tumor surgery (top and left).

education, and the critical need for less invasive surgery since elderly people cannot recover from major surgery easily.

Health Care Innovations

Acknowleding growing needs for health-related information, Tsunagu Network communications, Inc. (TNC), a Marubeni subsidiary and broadband ISP, established a free online medical consultation site called "Virtual Doctor" (http://www.genki.icc.ne.jp/). This site is the largest of its type in scope and size, and is provided through a tie-up with a national medical association.

TNC recently launched another health site called "Baby Paradise" (http://www.babyparadise.com/). This site is specifically for expectant and young mothers.

Another area where Marubeni is introducing new concepts is prescription pharmacies. The company entered the prescription drugstore business in January 1995 with the establishment of the wholly owned subsidiary Pharma-Care Co., Ltd., which operates pharmacies mainly in Tokyo. In March 1999, the company acquired 18% of Ain Pharmacies Inc., which operates pharmacies mainly in Hokkaido Prefecture and the Tohoku region. As one of its business and capital ventures with Ain Pharmacies, Marubeni established the subsidiary Ain Medical Systems, Inc. in order to expand pharmacy operations in Tokyo. Ain Medical Systems, a joint venture between Marubeni (majority share) and Ain Pharmacies that operates 9 pharmacies, integrated with Pharma-care in February 2000. Ain Pharmacies continues to operate 61 pharmacies itself. In addition, total group sales from the prescription business have reached 20 billion yen, the second highest figure in the industry.

Changes in laws and a new understanding that patients want more information has transformed pharmacies from medicine distribution windows into patient-oriented facilities that offer friendly, caring advice and services including full explanations of prescriptions that are easy to understand. With this, a human face is being brought to the pharmacy business, with the main focus being on providing information.

Marubeni's role in healthcare includes obtaining the rights to use advanced medical equipment through investments in U.S. manufacturers like Intuitive Surgical Inc., R2 Technology Inc. and Accuray Inc. Marubeni delegates actual business transactions such as importing and distribution in Japan to a wholly owned subsidiary, Meditec Corporation.

"CyberKnife," the high-precision, image-guided, robot-controlled linear accelerator made by Accuracy Inc., can treat malignant tumors using a technique that prevents

Japanese on Life and Death—Poems written at death's door

Japanese have traditionally written *waka* or *haiku* (short poems) on their deathbed or in anticipation of death. People in ages past and today are known to reflect on their lives as death approaches.

Many of these poems are loved by Japanese today and *shosha* introduces the following two for your contemplation.

Hideyoshi Toyotomi (d. 1598, rose from humble beginnings to lead the nation)

"My body drops and vanishes like dew.
My accomplishments in Naniwa are of no substance and like a dream to me"*

Interpretation: There are many interpretations of this poem but a common interpretation is that his life is fleeting like dew and though he was successful, that time was like a dream, also.

*His seat of power

Basho Matsuo (d. 1694, haiku master who formalized the art form)

"Fallen ill on my journey, I rush around the wilderness in my dreams."

Interpretation: Even though I have fallen ill my longing for travels still continue.

damage to surrounding tissue. The apparatus, equipped with a special tracking technology adapted from Patriot missile technology, ensures that only the tumor is irradiated. Due to Marubeni's aggressive sales activities, three units are already in operation, and five new units are now being installed in Japan. Each unit costs approximately 700 million yen.

Another product is R2 Technology Inc.'s breast cancer examination support system, which enables high-precision detection of breast cancer. The potential for this product is phenomenal, as it makes it easier to detect the cancer at an early stage.

Marubeni has also acquired the exclusive right from Imatron Inc. (U.S.A.) to sell an ultra-fast X-ray CT in Japan. Its ultra-high photographing speed enables a moving heart to be photographed, which simplifies examination of circulatory diseases. Further development of the unit is expected to expand its applications to other moving organs such as the colon and lungs.

Marubeni is also promoting the domestic distribution of such highly advanced medical equipment, and has acquired stakes in other domestic sales companies such as Medical U&A, Inc. and Toyo Medic Co., Ltd. – companies involved in selling medical equipment domestically. Medical U & A handles products such as implants for teeth and broken bones and Toyo Medic sells X-ray equipment and other products.

Moreover, in order to provide skilled maintenance for precision machinery, Marubeni has founded Marubeni-Yokogawa Medical Engineering Co., Ltd., a joint venture that provides high-technology consultation, maintenance and other services critical for the advanced medical equipment it sells.





R2 Technology's support system for breast cancer examination greatly heightens the precision of examinations.

New Directions

Marubeni's efforts in health care also extend to the facilities housing the equipment and the management system itself. Recently, Marubeni invested in Wellness Inc., a company that plans and operates clinic malls. Clinic malls are a new trend in Japan and consist of a group of clinics from different specialties operating out of the same facility to function as a general hospital. These malls have several advantages including a rationalization of clinic management through use of idle assets, joint use of expensive medical equipment and an electronic medical record system. There are several successful clinic malls already in operation.

The drop in working age population resulting from the aging society, advanced computerization and broader reporting standards have generated massive needs in the structuring and managing of hospital data. This has led Marubeni to support hospitals in managing diagnosis and treatment data based on the International Classification of Disease (ICD) code, with Japan Coding Center as its partner.



Imatron enables more precise heart examinations by effectively photographing a moving heart.

The ICD code is used for Diagnostic Related Groups (DRG), which are broadly used in hospital management throughout the world as a payment format for medical expenses. It is also an important code for overseeing specific areas of hospital management such as cost management classified by disease. However, the ICD code is still not widespread in Japan.

To address this issue, Marubeni has recently co-developed "Codeware 2000," a system to manage diagnosis and treatment data, in partnership with the Japan Coding Center. Codeware 2000 was developed as a support tool to conduct ICD coding swiftly and accurately in Japanese. Marubeni is ready to provide the newest version of this system to member hospitals through the ASP method at all times. In addition, Marubeni will comprehensively support the spread of ICD code by planning and managing regular study meetings, training sessions and seminars to foster future specialists.

Specifically, Marubeni will start services for hospitals in the Tokyo area in January 2001 and gradually build a service system on a national scale. Marubeni is aiming to enroll 1,000 hospitals in the service by 2002. In the future, Marubeni will provide comprehensive solutions for hospital management by developing high-level business management systems that utilize databases of diagnosis and treatment data, such as clinical pathway, cost management classified by disease and financial management at hospitals.

Marubeni is also taking a strong interest in the application of genetic technology to develop treatment for various diseases with gene bases like cancer and diabetes. The aim of this branch of science is to tailor make treatments for genetic and other diseases and to help the world confront future environmental issues. Marubeni strongly agrees with these aims, and consequently invested 5 million US dollars in a bio fund last year.

As reported, Marubeni's efforts to confront emerging and existing medical needs of people are broad and targeted. These efforts along with the newly emerged desire among Japanese to be more actively involved in their health management ensure a bright and healthy future for the Japanese people.

News & Information

Establish Credit Insurance Venture with Allianz Group in Japan

In February 2001, Marubeni signed a joint venture agreement with the Allianz Group to form Hermes & Euler Credit Services (Japan) Ltd. in the field of domestic credit insurance. Partners in the joint venture, in which Marubeni holds a stake of 40%, are Allianz AG (9%) and Hermes (51%). Operations will commence in the first quarter of 2001.

Allianz is a leading insurer and Hermes, a member of the Allianz Group, is a world leader in the credit insurance market. Europe accounts for nearly 80% of all international premiums in credit insurance.

Hermes, founded in 1917, is the No.1 credit insurer in Germany and plays a dominant role in Scandinavia and Eastern Europe. It also acts as state agency for the German Government Export Cover Scheme, similar in nature to EID of Japan. It previously set up entities in Hong Kong (1998) and Singapore (1999).

Credit insurance, the insuring of accounts receivable, is an important part of financial risk management. It involves the systematic identification, analysis and assessment of entrepreneurial risks in the granting of credit for delivered goods and services and their subsequent indemnification in the case of insolvencies. Hermes' credit rating system automatically surveys companies on a daily basis and rates their insolvency risk. Hermes has access to economic data on 40 million companies worldwide. Marubeni and its European partners are planning to capture a major share in the Japanese domestic credit insurance business.

HERMES&EULER
CREDIT SERVICES (JP) LTD

The Hermes & Euler Credit Services (Japan) Ltd. logo

Contract Signed to Provide Thermal Power Station, Transmission Lines and Substations for the Brunei Government

Marubeni and Hitachi Group companies, including Hitachi Ltd., have been awarded a full-turnkey contract for the construction of a thermal power plant in Gadong and related transmission lines and substations from the Department of Electrical Services of the Ministry of Development, Brunei Darussalam. The contract value is nearly 11 billion yen, and the entire amount is to be disbursed from the Development Budget of the Brunei government.

Under the contract, a gas-turbine thermal power plant having a total output of approximately 100MW will be constructed in the Gadong District, the center of Bandar Seri Begawan, the capital of Brunei Darussalam. The project also includes the installation of 66/275KV power transmission lines (total length about 40km) and six substations to connect the new power station and mid-western region of the nation. Marubeni will supply three gas-turbine generators (of Hitachi origin) for the power plant and handle all construction and installation, including power transmission lines and substations. The project is scheduled for completion in October 2002.

The purpose of this project is to replace the Gadong No.1 power plant, which has become superannuated since its construction in 1975, and ultimately raise the current 66KV maximum voltage in the nation to 275KV. The upgrade is a preparatory measure required for linking the power transmission system to systems operating in the states of Sabah and Sarawak, Malaysia, in the future. This project marks Brunei's initial step in building the 275KV power transformation network that is to form the nucleus of the nation's electric power supply system. It is therefore being treated with utmost importance by the government and has attracted much attention from neighboring countries.

Modernization of Uzbekistan Cotton Mill to Begin

Marubeni has accepted an order from the Republic of Uzbekistan to modernize facilities in the country's cotton milling industry. The order includes approximately 40,000 new spindles, 130 weaving units (both manufactured by Toyoda Automatic Loom Works, Ltd.) and other machinery required for a complete manufacturing line. This equipment is to be utilized in the facilities of a joint venture established by a national cotton spinning company in Fergana City, Republic of Uzbekistan and Kabool Textiles of Korea. Valued at approximately 8.8 billion yen, about 7.5 billion yen of the contract is to be extended through syndicated loans guaranteed by the Uzbekistan government. The Japan Bank for International Cooperation and Fuji Bank have accepted loan management roles.

Following facility renewal, the joint venture has forecasted it will be capable of processing slightly over 21,000 tons of cotton and producing 12 million square-meters of cloth per year, making it one of the largest production sites in the country. The reconstruction of factory buildings has already begun, covered by funds raised from local banks. Construction is scheduled for completion in autumn 2002 and full facility operations to begin soon thereafter.

Uzbekistan ranks fifth in the world for the output of raw cotton. However, domestic processing capacity remains low and facilities and machinery are outdated. Under such circumstances, the government is placing highest priority on modernizing the country's textile industry. Marubeni itself previously became a



At the signing ceremony, from fifth from left: Akira Matsuda, Director, Senior Operating Officer, Plant & Ship Division of Marubeni: G. S. Shin, President of Kabool.

Note: Job titles of people named in these articles were current at the time of the events described and are subject to change.

member of a joint venture for silk spinning in Namangan City, also in Fergana Valley, and that business is now in the operations stage. With the move of Kabool Textiles to establish a joint venture and move its production base to Central Asia, a strong interest in the region is definite. Furthermore, as a result of the company's recent investment, a major share of Uzbekistan cotton products manufactured for export are produced by Kabool Textiles.

Highly evaluating the company's achievements, the government has asked the company to work with Marubeni and lead the movement in cotton mill modernization, with the goal of raising the number of working spindles to one million; equivalent to that of Uzbekistan's peak year during the Soviet era. The order received by Marubeni is said to be the first step of the 'one-million spindles' project.

Owing to the introduction of the Fergana project, the domestic spinning rate for cotton produced in Uzbekistan is likely to increase some 2%, and provide more than 2,000 jobs. The products manufactured by the joint venture are to be shipped through Kabool Textiles to the U.S., Europe and Korea.

Contract Signed for New Power Generation Project in Central and South America

On December 21, 2000, Marubeni and Compania Nacional de Fuerza y Luz (CNFL) of the Instituto Costarricense de Electricidad (ICE), Costa Rica, signed a full-turnkey contract for two 40MW F6 gas-turbine generators and a 138KV substation. The total contract, estimated to be worth approximately US$51 million, is a result of Marubeni's efforts to gain orders for EPC projects in Central and South American nations.

The set of gas turbines is to be provided by GE Energy Products France and the 138KV substation will come from Alstom (France). Funding of the project is to be provided through a bank loan by the Central American Bank of Economic Integration (CABEI). The estimated construction period is 18 months.

In recent years, Marubeni has completed a series of projects for hydroelectric and thermal electric power plants in regions throughout Central and South America, including Venezuela, Colombia and Mexico. Marubeni's presence is especially great in Costa Rica, where Marubeni has contributed to supplying electrical facilities that account for 30% of the electric power capacity of the nation. This relationship began in 1983 with the delivery of the Corobici hydroelectric power plant (174MW). This was followed by the Moin thermal power plant (35MW x 3), Miravalles I geothermal power plant (55MW x 1) and investment in the Miravalles III geothermal power IPP project (25MW x 1).


The chicken processing plant of Weifang Meicheng Broiler Co., Ltd.


Moin thermal power plant.

This project calls for the installation of turbines and a substation as an expansion plan within the present facility in Moin where Marubeni supplied 3 x 35MW F6 gas-turbine generators in 1991. The facility upgrade will strengthen the station's power supply capacity for the metropolitan area of suburban San Jose, and provide electricity for sale to neighboring countries such as Panama. The Costa Rican government has accordingly assigned great importance to this project.

Expanding Chicken Processing Business in China

In February 2001, Marubeni and Katokichi Co., Ltd. agreed to vastly expand their heated and processed chicken business in Shandong, China.

Weifang Meicheng Broiler Co., Ltd., established in the Shandong Province as a joint venture by the two companies, produces processed chicken and vegetable products for Japanese consumers. As production was not keeping up with brisk sales since last year, Marubeni and Katokichi agreed to double the annual production capacity from 8,400 tons (about 3 billion yen) to 18,000 tons (about 6.5 billion yen) by increasing the capacity of the existing factory and building a second factory. The expanded facility began operations in February. Once the project is completed, the company's output will account for some 23% of all processed chicken exported to Japan from China (roughly 80,000 tons in 2000), the largest share of any firm.

Japan's processed chicken imports from China have increased annually because of improved quality and relatively low prices, more than quadrupling in 2000 from less than 20,000 tons in 1995. In Japan, there is great interest in adopting strict safety standards for foodstuffs and the Chinese joint venture has met the required standards by contracting with selected farmhouse to raise chickens and keeping the mating chicken farm, feed plant and processing plant under its own management. It is known as one of the few high-quality chicken processing plants in China, and has acquired both ISO9002 certification and Japan Frozen Food Association certification. The joint venture will develop products that effectively use ingredients and supply them to volume sales stores, restaurants and delicatessens.

E-Marketplace for Textile Raw Materials Launched

In February 2001, Marubeni opened the Web site, **http://www.fibregate.com**. The purpose of the site is to trade textile materials over the Internet through Marubeni Textile Asia Ltd., Marubeni's 100% owned Hong Kong subsidiary dealing in textile materials. Trade will be conducted with Japanese and other foreign buyers.

The site is a member-only marketplace, where polyester staple fiber and polyester filament are traded all over the world. Price and quality gaps are on the verge of disappearing in these areas, and the products are widely used as general commodities. Manufacturers are eager to export their products. Therefore, the products are optimal for trading on the market.


Welcome to FibreGate.
MEMBERS LOGIN
ABOUT US
OUR OFFERINGS
CURRENT MARKET
NEWS
CONTACT US

The home page of fibregate.com's Web site

Member companies (suppliers and buyers) will be able to meet new buyers and suppliers and to increase trading volume by participating in the market. They will also be able to simplify the trading process, previously involving the telephone, facsimile, e-mail and other communication means. Moreover, news on the chemical and synthetic raw materials industry will be posted to the site.

Marubeni Textile Asia Ltd., as supervisor of the site, will further improve convenience for member companies and strive to expand the number of members by handling fund settlement for members in addition to managing the market. The company aims to increase trading volume to 10 billion yen in three years and 20 billion yen in five years.

Marubeni Continues to Deepen Ties with Daiei and Maruetsu

The Marubeni and Daiei Groups – expanding a sincere relationship born of a comprehensive agreement entered nearly a decade ago – concluded a basic agreement to expand their alliance in January 2001. The common objective of their efforts is "to build a new distribution mechanism for the 21st century through a direct tie-up between retailer and general trading company." Under the agreement, Marubeni shall newly acquire a 5% stake in Daiei (annual sales approximately 2,204.8 billion yen, 302 outlets) and increase its holdings in Maruetsu (annual sales approximately 321 billion yen, 187 outlets) to 20% by acquiring an additional position of around 10%. In taking a 20% stake in Maruetsu, Marubeni will now recognize the company as an affiliated firm in the Marubeni Group. Marubeni will also dispatch a director to Maruetsu.

Taking the opportunity presented by the tie-up, Marubeni is poised to further improve product supply and service through the implementation of a uniquely structured strategic partnership that incorporates supply chain management, utilizing IT and LT, in the product development, production and distribution stages. The foundation of which is established based on various mechanisms and infrastructures already bonding the two groups. Marubeni believes that these activities will work to raise the corporate value of Maruetsu, the core firm of the Daiei supermarket business and a leading supermarket chain in the Kanto region.


ダイエー・マルエツと丸紅の関係
共同記者会見
株式会社ダイエー　株式会社マルエツ

From left: Kunio Takagi, President of The Daiei, Inc.; Heihachiro Yoshino, President of The Maruetsu, Inc.; Tohru Tsuji, President and CEO, Director of Marubeni; and Katsuo Koh, Executive Vice President, Director of Marubeni.

The Daiei Group, as a leading retailer, has "stores" that provide direct contact with consumers, while Marubeni possesses the trading company "functions" of a global network, development strength and organizational ability. The latest alliance links together these two vital features required in the 21st century economy. Marubeni is convinced that utilizing the management resources of each group to the fullest extent and combining their comprehensive powers will generate synergistic effects and sizeable merits that will serve to increase the corporate value of all companies related.



From left:
Uichiro Niwa, President and Chief Executive Officer of ITOCHU Corporation; Seinosuke Okazaki, Director, Chief Operating Officer of Iron & Steel Division of Marubeni; Akio Shigetomi, Managing Director, President of Energy, Metals & Minerals Company of ITOCHU Corporation; Tohru Tsuji, President and CEO, Director of Marubeni.

Integration of Iron & Steel Product operations

After Marubeni and ITOCHU Corporation reached an agreement to integrate their iron and steel product operations in January, they held several intensive discussions and further agreed to establish the new company described below in March 2001.

Company Profile

Name: Yet to be decided
Capital: Yet to be decided
Equity Ownership: Equally owned by the two companies
Date of Establishment: October 1, 2001 (scheduled)
Chairman: Akio Shigetomi, Managing Director, President of Energy, Metals & Minerals Company of ITOCHU Corporation
President: Seinosuke Okazaki, Director, Chief Operating Officer of Iron & Steel Division of Marubeni
Head Office: Tokyo
Consolidated Assets: 630 billion yen
Consolidated Sales: 1.7 trillion yen
Employees: Approx. 760

Corporate Philosophy and Vision

1. Philosophy

a) To be an energetic company filled with creativity and intelligence.
b) To be a genuine and trustworthy company based on mutual understanding and respect, and
c) To be a socially conscious company that contributes to the development of society through distribution of iron and steel, providing clients with optimal added value and solutions.

2. Vision

a) To optimally utilize the diverse capabilities of the two partners in information, distribution, finance, and human resources as an offshoot of their iron and steel operations
b) To meet increasingly diversified needs of suppliers and customers through smooth transactions both inside and outside Japan, an increase in the added value of projects and improvement of service quality
c) To establish a consolidated management system that is characterized by profitability, efficiency, and soundness by skillfully combining many functions
d) To generate a corporate morale that makes each employee proud of their work and encourages them to thoroughly demonstrate their creativity
e) To establish a stable profit base and publicly list the company at as early a date as possible

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Mexico City Office

Mexico City is the capital of Mexico, and is the world's largest metropolis with 22 million inhabitants. Although a single country, Mexico is an ethnological melting pot comprised of three basic cultures: native Mexican, Spanish colonial and a modern culture primarily structured around U.S. influences. This unique environment shows the city in a different light daily.

When Marubeni first began operations in Mexico in 1954, the main focus of business activities was the export of cotton. The office has expanded, adapting to changes in the economic structure over the years, and now is primarily involved in the import of a diverse range of products including steel, tires, chemicals and machinery. Today, operations are undertaken by five Japanese and 26 national staff working closely together to enhance Marubeni's proud history in the region through the exploration of new business opportunities expected to unfold in the 21st century.

One of Marubeni Mexico's members is Narciso Orona Acosta. Mr. Orona Acosta joined the Metal Division in 1997, and has since spent much of his time promoting and developing the sales of flat steel products to service centers and galvanization centers in the construction and manufacturing industries. He has also been actively involved in selling non-ferrous products to wire-rod manufacturers, gas-conduction piping to Petroleos Mexicanos (PEMEX) through construction companies, and deep-drawn quality (DDQ) steel for stamping machinery utilized in the automotive industry. In fact, since joining the company, Mr. Orona Acosta has devoted his time entirely to the steel and metal products sector. He is continuously working to develop new products and uses for them, such as aluminum for use in galvanization centers and electric-conduction-wire rods, which he introduces to current and prospective clientele on his sales routes. He is also participating in government bids for other steel products. Mr. Orona Acosta's sales policy is to maintain constant contact with potential customers even if Marubeni does not have an ongoing business relationship with them. His motto, "The key to excellent results is to always be prepared."



Marubeni Mexico's office is housed in the dynamic skyscraper at the fore.



Narciso Orona Acosta at his desk



Staff of the Marubeni Mexico City Office

There are obviously differences between Mexican and Japanese people when it comes to manners and customs. Nevertheless, he works harmoniously with his colleagues from overseas, and places importance on working with customers to determine the best ways to raise overall efficiency and attain the optimum benefit for customer and company.

Developments in the past ten years, including the implementation of NAFTA and free trade agreements with other countries, have provided an influence that has transformed Mexican businesspeople, especially in the areas of work punctuality, English ability, international interaction and the acceptance of foreign cultures. A sign of changing times and attitudes is visible in the recent election of President Fox, who placed an exclamation mark on this transformation, using as a pillar in his platform a pledge to shift from "Hasta Mañana" to "Hoy" - from working at a leisurely pace to timely execution.

Mr. Orona Acosta personally believes that Mexicans are working harder and assuming more responsibility in their positions. This has led to improvement in the overall economy and the attainment of stable salaries and employment. He also gave a vital insight into the Mexican people when he related that their famous warmth is always there for people who hold relationships dear.

Fortunately, Mr. Orona Acosta is a man devoted to growing and improving relationships, both professionally and personally.

Established: 1954

Main Business: Import of steel, tires, machinery and chemicals

Employees: 31 (as of January 2001)

Business Area: Mexico

Executives Coming Up

Essays from Top Management of Partners and Affiliates

Aiming to Become a Leading Coffee Company in Global Markets

Rodolpho Seigo Takahashi
Vice President
Cia. Iguaçu de Café Solúvel



Cia. Iguaçu de Café Solúvel, a publicly traded company listed on the São Paulo Stock Exchange, was founded in 1967 by a group of Japanese coffee farmers who emigrated to Brazil prior to World War II. I personally have been working for the company for almost 34 years. I was hired only a few days after the company's establishment, just after my graduation from the Faculty of Law of the University of São Paulo.

People have no idea of how soluble coffee is processed, and the common sense is that it is only a variation of roasted coffee. However the processing technology is complicated, requiring a large investment in plant and facilities as well as rather uncommon and not easily available processing know-how. It consists of extracting soluble solids from roasted beans through water infusion, and then drying them by using one of two different processes: spray-drying or freeze-drying, of which the main point is to keep the natural aroma and the flavor of fresh-brewed coffee.

The fact that Brazil was the largest coffee producing country, accounting for one third of the world production, and also ranked second in major coffee-consuming countries, raised the


Amigo
IGUAÇU
IGUAÇU
IGUAÇU
Amigo
IGUAÇU

Some well known products of Cia. Iguaçu de Café Solúvel

interest of Marubeni in having a stake in this sector. In 1972, Marubeni purchased shares from the founders of Iguaçu, and became the company's main shareholder.

However, what seemed to be a good investment in those days turned into a nightmare. The results of the first three years were disastrous, with the accumulation of huge losses. The climax of the crises into which Iguaçu was drawn was probably due to the fire that broke out in 1974, which destroyed the freeze-drying unit, a costly new installation that was the hope for the company's recovery. Marubeni nearly withdrew its investment, but a last chance was given. With tenacity and perseverance, we gained customer confidence, and by the end of the 80s, the company was ranked among the largest Brazilian soluble coffee exporters, selling to almost all of the main coffee-consuming countries.

Our product is sold under the original Iguaçu brand name in consumer packages and as an ingredient for canned coffee or other coffee preparations, as well as for private labels of major supermarket chains, food distributors and wholesalers. A peculiarity of Iguaçu that is worthy of note is that, in spite of being a company supported by Japanese capital, we have very few Japanese staff (only four executives) sent from Marubeni's headquarters. Additionally, there are very few local Japanese or their descendants (so called Nikkeis) employed by the company, and the language we use in business is totally Portuguese, the official national language. Therefore, there is no cultural gap like that often seen in other companies owned by Japanese firms. This may be cited as one of the reasons for the success of our company.

Our present vision for the next decade is that Cia. Iguaçu shall be one of the largest soluble coffee manufacturers and suppliers in the world.

CIA. IGUAÇU DE CAFÉ SOLÚVEL



Address:
Km 88, BR 369 — Cornélio Procópio
Parana State — Brazil
CEP 86300-000

Tel: 55 43 5241211
Fax: 55 43 5242542

Web Site: www.iguacu.com.br

Established: 1967

Marubeni Ownership:

Marubeni Corporation	53.68%
Marubeni Brasil S/A	3.64%
Marubeni America Corporation	4.46%
Total	61.54%

Managing Division:
Agri-Marine Products Division

Main Business:
Soluble coffee industry

Business Area:
Brazil, Europe, U.S.A., Asia, Africa, South America and Oceania

Employees: 780
(as of February 2001)

Want Something Very Japanese?

Part V — Flowers, Flowers, Flowers — Created and Collected

There are a variety of flowers that give the feeling that spring has arrived when people see them. But for the Japanese, it is when that one flower they all long for starts to blossom that they feel spring is truly upon them.

Throughout Japan there are noted places one can visit to see the many varieties of "sakura" (cherry blossoms). The flower's elegant, light pink bud that comes to the mind of many Japanese when hearing the word sakura *is the "Somei Yoshino." It was created by a gardener in Somei-cho, Komagome, Tokyo, in around 1868 and trees of this variety were made available for purchase soon after.*

In present day Japan, Western-influenced gardening has become a popular hobby. However, traditional Japanese gardening, called "engei," flourished in the Edo period (1600-1868). It is said that the intense interest of the ruling shogun family in engei made it an important item of learning for the *samurai*.

The first hit during the engei boom in Edo (presently Tokyo) was the camellia. People were enthralled with this flower, which is commonly displayed at "chanoyu" (tea ceremony) and was perfected in the age of civil strife (*Sengoku* period). Hideyoshi Toyotomi, then in power, had extraordinary camellias gathered from all over Japan. Later, Ieyasu, the first *Tokugawa Shogun*, also became absorbed in collecting camellias. The fanatic devotion to camellias continued for three *Tokugawa* generations, and the flower is also said to have dominated half of the *Tokugawa* family's garden.

The boom spread from the *shogun* family in the East to the Imperial family, relatives of the *shogun*, in the West. Consequently, love of the flower spread to the *samurai* as well. It has been reported that there were over 600 varieties of camellias in the late 17th century.

Each *shogun* had a favorite flower in addition to the camellia, and "daimyo" (feudal lords) from all over Japan would present unusual wild flowers and laboriously crafted garden flowers in order to win the favor of the *shogun*. The diversity of these plants was great and included primrose, wisteria, fringed pink, peony, chrysanthemum, morning glory, lotus, iris, maple tree and Rohdea japonica. Moreover, interest was not limited to flowers only, and also included *bonsai* and plants with unique leaves. For example, plants with spotted leaves were treasured at one time.



Chrysanthemum Dolls
These dolls often take their themes from legends or history. The photographed dolls are Shogun Hidetada Tokugawa, who loved flowers, and a nanny holding the next shogun, who also loved them.



Somei-Yoshino in the Yasukuni Shrine
The annual projection for the blooming of cherry blossoms in Tokyo is based on the cherry trees on the grounds of Yasukuni Shrine.

There was a system in the Edo period that required daimyo from throughout the country to reside in Edo, where the *shogun* was based, every other year. Because of this system, daimyo would travel back and forth between Edo and their own lands, and thus unusual plants from each region would gather in Edo and then spread to various parts of the country.

These plants also spread among the ordinary people. Since rare varieties were traded at high prices, some became targets of speculative investment. To boost the scarcity value, feudal clans would prohibit some flowers from ever being taken outside of the clan's domain. There were even many people who strove to cultivate popular flowers and plants as a way of obtaining wealth. Strangely shaped flowers were produced in abundance as a result of crossbreeding, and some of them were highly valued.

As for potted flowers such as primrose and fringed pink that were easy to carry, competitions were held and the flowers ranked. Competitions for chrysanthemums were like any other in the beginning, but maybe because the flower lasts for such a long time, an event called "Kikuningyo" (Chrysanthemum Dolls) was born in which the contestants would create images of people, tigers and birds made from chrysanthemum flowers and leaves. This contest, which became popular as an event that adds poetic charm to autumn, is also said to have originated from the Somei area. Although the era of the rich *engei* culture has ended, even modern Japanese who are not aware that such a tradition existed are bound to be fond of the *sakura* born in Somei at the end of the *engei* era.

Somei Yoshino has spread throughout Japan because the tree grows far quicker than other breeds and its beauty easily outshines other varieties of *sakura*. It has been planted in parks, schools and other symbolic locations in towns. Today, during the sakura blooming period, news programs provide flowering updates for areas throughout the nation. The "Sakura Front," mimicking the weather term, is reported as it crosses from southern to northern Japan.

The pleasure of living in this season, that feeling of experiencing spring at its fullest, is sensed in the "hanami" (flower viewing) parties held under *sakura* trees nationwide.

Flower Gallery

Flower Viewing — A Journey Worthwhile

Journeys may be made to see the blooming of a single flower or an entire field. With flowers, people sense the joy of life in the return of a beautiful season and in the fact that they can welcome that season once again. The level of joy is the same, whether having to travel long distances or attending a flower-viewing party in the local neighborhood.

Camellia Obsession



The kanji for camellia is formed by combining the kanji for tree and spring. Given the makeup of the kanji, Japanese in olden days may have regarded the camellia as a spring blossom; however, the camellia blossoms from autumn to spring due to its vast varieties.

The camellia frenzy in the Edo period (1600-1868) reached its first peak in the Kanei era (1624-1644). This is revealed by three painting collections of camellias in Edo (Tokyo) and Kyoto over a short period of time around 1635.

Camellias have either single or double petals and can be found in numerous colors. Even now, there are people who not only have their own collection, but fervently travel to view well-known camellias in various locations when each of the flowers is in full bloom. Some spend years and others a lifetime on these trips and their destinations are not limited to Japan. This explains why the phrase "camellia crazy" has been coined.

There are a large number of well-known historic camellias in various parts of Japan. *Reikanji* is a convent in Kyoto known for growing several well-known camellias. It was built in 1654 by Emperor Gomizunoo, son-in-law of the second Tokugawa Shogun, Hidetada Tokugawa, the central figure in the camellia boom in Kyoto, with his daughter serving as the founder.

This camellia, designated as a natural monument, is called Jikko-tsubaki. It is a rare garden variety, with a red stamen and shaped like a petal.

Wisteria — Images of Beauty in Japanese Poetry

The beauty of Wisteria blossoms made the flower a theme of Japanese classics including Japan's oldest poem collection, the *Manyoshu* (completed in the 8th century). There was also a time when fiber was taken from the wisteria vine and knitted into clothing. This was before the spread of flax.

The types of wisteria that were treasured as garden varieties in the Edo period were those with long flowing clusters of blossoms and white blossoms or double blossoms were also popular. The wisteria taken overseas from Japan in the Edo period, and still treasured there today, is the Senjaku (1,000 shaku, a shaku being a measurement of 30.3cm), which has a long flowing cluster of blossoms.

Since the Edo period, it has been popular to visit locations where wisteria are grown over trellises. Among these places is Kameido Tenjin, one of the 100 noted places to visit in the Edo period as selected by woodblock printer, Hiroshige Ando. There are as many as 28 wisteria trellises within Kameido Tenjin.



Nadeshiko (Fringed Pink) — the "Yamato Nadeshiko" (top) and "Ise Nadeshiko" (bottom).



Since "Yamato Nadeshiko" is a graceful and charming flower, the word is also used to refer to graceful and elegant Japanese women with inner fortitude. This flower was also a theme of poems in the *Manyoshu* and blossoms in the fall. It also has herbal properties and was previously used as a diuretic.

The Ise Nadeshiko, rather than the Yamato Nadeshiko, was popular in gardens during the Edo period. The Ise Nadeshiko has fine, flowing thread-like petals that are entwined. It was favored for its long petals, which are some 10cm long.



shosha Vol.67 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 67* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **shosha@p.liaison-kikaku.co.jp** by **June 10, 2001**. Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Masaaki Mukai
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com/**
Please e-mail any comments regarding *shosha* to **shosha@p.liaison-kikaku.co.jp**

ISSN 0912-7704
Printed on 100% recycled paper
Printed in Japan

shosha

QUARTERLY • JULY 2001 • VOL. 68



The Feature Story:

Uniforms and TPO
- The Evolution of Uniforms in Japan

The Japanese use clothing and uniforms in a unique and historically based manner that demonstrates loyalty, respect for shared goals and *"wa"*.

Uniforms and TPO

- The Evolution of Uniforms in Japan



The Aoi Festival originated in the fifth century and is one of the three greatest festivals of Kyoto. On May 15 every year a parade is held where participants march in costumes of the Heian Era. The individuals in the photograph are military officers playing the court music of ancient Japan.

TPO in Japanese History

Knowing the stereotypes of Edo era samurai society (17th-19th century) that prevail, it is often not understood that the samurai were bound to a stringent set of customs and rules which regulated many aspects of their lives. Appropriate clothing, often in the form of uniform, was an important part of the formalities that maintained the lives of these defenders and peacekeepers. To ensure that things went smoothly in the Shogun's court, special court advisers were responsible for educating country lords during their required tenure at the Shogun's court on the customs of the court.

In a true story very familiar to the Japanese called *Chushingura* (18th century), a country feudal lord received advice from a high-ranking government adviser on how to act in the high courts. However, through an innocent mistake, the lord offended the official who, in revenge, repeatedly harassed the lord. Finally, he misinformed the lord on a point of proper dress; as a result of arriving in the wrong clothing and being embarrassed by a dishonorable man, the noble pulled his

ceremonial dagger and tried to kill the official. He didn't succeed, but he had broken the law of the court in baring the blade and he was required to commit suicide. Although the law stated that all who fought in the courts were to be punished regardless of blame, an exception was made and the corrupt official was forgiven. In defense of their master's honor, forty-seven of his master-less guards (*ronin*) killed the official before they too committed suicide.

Similarly, dress is an important part of Japanese culture and history and the embarrassment of being dressed inappropriately, like in other societies, can be intense. This is why it is common in Japan to think in terms of the acronym TPO: Time, Place, Occasion. If one's dress is appropriate to these three things, the chances of embarrassment are significantly lessened. Times are changing and the rules are not as strong as they were, but it is likely that due to a history that values appropriate dress and due to the custom of looking to those of high rank as good examples of TPO, the rules will remain important in Japan. After all, there is much to be learned both from history and from those who are successful.



"The Soma Wild Horse Chase" generates images of paintings from Japan's era of civil warfare. The celebration is held every July 22 in Soma, Fukushima Prefecture and dates back more than 1,000 years to when Masakado Tairano* started capturing wild horses as a military drill. He would then dedicate the horses before a Shinto altar.
*A historic figure who symbolizes the sudden rise of warriors

Although status and wealth could be demonstrated by clothing in Japan, the emphasis was placed on functionality and clothing appropriate to one's job. Clothes demonstrated loyalty to class and family but they also showed that the wearers were determined to fulfill their duties. As a result, the clothes of the court were divided into formal clothes, court clothes and uniforms. As today's kimono evolved in the realm of official duty, there was room for an understated, personal expression of beauty but always within a larger, more important sense of group and societal harmony and this necessarily introduced an element of uniform to all dress. In a similar way, in today's corporate culture, proper dress and uniform are intertwined as both demonstrate the priorities of group profit, harmony and common desire while still allowing latitude for what each person likes to wear.

Many practices that show this unique combination of group and personal expression developed during the Heian period (794-1185). For example, female aristocracy and female high-class workers of the court wore the *jyuni hitoe* (literally, twelve layers) with its symbolic color combinations and layering. Prior to the Heian era, commerce with China was active. Chinese influences, from Buddhism and Confucianism to sumptuary laws (which regulated the color and style of clothing,) were adopted in Japan between 250 and 794 A.D. However, in 894 A.D., as the Fujiwara family gained prominence, China's political instability caused communication with China to be cut off. This allowed a distinctly Japanese style of dress to emerge as many of the ideas that still influence dress and uniform in Japan were developed. Silk was now readily available to the wealthy and new dying processes allowed clothing to become an art. Colors and styles reflected the four seasons and aspects of nature as the forms that are now considered so uniquely Japanese developed.

Yet, functionality has always been highly valued in Japan. As kimono evolved to the single layer and style that we see today, the influence of the sometimes-impractical styles of the Heian era can be seen either through acceptance or rejection. One influence that is still seen today is the *hakama*, pleated pants which are used on formal occasions as well as in the practice of traditional martial arts such as *kyuudo* and *kendo*. Another legacy can be found when members of the Imperial family continue to use the Heian styles for formal occasions such as weddings and coronations. These traditional styles are acceptable for important events, allowing the Japanese the option of choosing either traditional or mod-

The Happi, Festivals and TPO - Letting It Out

It is quite a spectacle to see participants in a Japanese matsuri (festival) dressed in short coats, parading through the streets and reveling in whatever is being celebrated. The short coats, known as happi coats, usually have a large logo on the back and often have smaller logos on the front as well. The happi coat is a descendant of white protective jackets made of cotton or hemp that were used by fire fighters during the Edo period. Before long, plasterers and carpenters had adopted the fire fighters' coat as a work uniform and wealthy families were putting family crests on happi coats for their employees to wear at important events. Soon various groups were wearing them as identification at public gatherings and festivals and the *happi coat as we know it today was born.

See the cover photo



Now that 130 years has passed since the adoption of Western clothes, it is rather rare to see someone wearing a kimono in public.

ern while still meeting the requirements of TPO and uniform.

Although the Heian practice of layering did keep people warm, clothing became more practical when the warriors became the most influential class, to accommodate their active lifestyle. As in other parts of the world, what was appropriate to time, place and occasion evolved with outside influences, changes in materials and the growth of the middle class. The vibrant color still remained popular among some classes but practicality was foremost in the minds of those whose duty was to defend their houses. The needs of the samurai dictated changes in style, which in turn, became the new standards of TPO.

Introduction of Western Clothing

Styles changed in the Meiji era (1868-1912), as Western clothing was introduced and the law required Western clothing at official functions. This introduction of Western clothing naturally introduced the Western values inherent in them to the Japanese people. The values in turn changed more than the Japanese clothing styles. The government had centuries of culture to accommodate in its desire to Westernize the country and even with government support, until the 1880's only the military, police and government officials of high rank wore Western clothing regularly. Even the individualism and personal nature of Western styles was unfamiliar to most people until 1910 or later; Japanese clothing, including footwear, was made in a set size and could be lent or handed down to anyone again as the emphasis was on functionality.

Status and wealth are also not the major influences, even with today's stronger emphasis on personal expression. Both uniforms and kimono, the uniform of old, are worn in relation to time, place and occasion and clothing continues to demonstrate one's place and purpose in society. The influence of functionality is seen today in the use of dark suits and uniform and what remains important, especially in the upper levels of both political and corporate society, is dedication to common ideals. The ideas of *wa*, or intragroup harmony still influence the culture in Japan and though TPO is losing its hold on the younger generation, it is still important to be dressed appropriately. To avoid standing out in an embarrassing way, one must pay attention to what is being done by those who lead, consider TPO, and then make room for personality.

Consistently, Western styles have taken the place of kimono but the old and the uniquely Japanese have remained not only acceptable but also important. Japanese uniforms have developed into an evolving combination of TPO style and personal expression. This



It is spring and the brand new school *randoseru (above photo)* and uniforms are dazzling in front of the full-bloomed cherry blossoms.

blend of all considerations and influences is demonstrated clearly by high school uniforms. These clothes were borrowed from the Prussian army in the case of boys and the British navy for girls as the country's ruling class was influenced by Europe. The military nature, a symbol of the need to mold and regiment children's learning, came through the aristocracy to the rest of society. During the Meiji era, laws made public school a requirement (1872) and it was at this time that the Gakushuin (Peer's) school, where the Imperial family and other families of pre-war nobility sent their sons, was the first to institute uniforms. The rest of the schools followed. In 1885, Gakushuin disallowed students from coming to school by horse and carriage so book bags became a necessity for younger students. The country's elementary schools copied the style, called *randoseru* (from the Dutch word, Ransel).

A Department Store and the Modern Uniform

The fire at the Shirokiya department store in Nihombashi on December 16, 1932 was an event that altered how Japanese saw clothing in a surprising way. In 1932, women were still wearing kimono though men had long since made the transition to Western style trousers. When the fire broke out drawing 2,000 spectators and 30 fire trucks, the female employees and customers of the store were reluctant to jump to the life-saving equipment below as the bottom of their kimonos would rise up leading to the potential of exposing themselves. Consequently, 130 people died in the fire. This tragedy significantly quickened the wearing of Western style clothing by Japanese women.

Over a hundred years later, students trudge off to school in uniforms, which are unique to Japan and peculiar to each school. Even in a changing society, though students exert their individuality in the form of long socks, short skirts, or baggy pants, they still maintain the basics of the uniform. The concepts of unity, discipline, hard work and dedication are still represented by the uniforms while personal expression is highly valued by those who wear them.

On some levels even today, individual strengths and personality are not the point of work attire and though not necessarily a uniform, Japanese work clothes are uniform in appearance. The ideas of TPO carry on into the use of uniforms or of suits and proper clothing in the Japanese work culture. In the interests of group unity, female employees are often issued uniforms while men report to work in dark suits. This difference is possibly a carry-over from the early introduction of Western styles to men's clothing and the much slower alteration of women's work fashion. It took the tragedy of the Shirokiya fire (see inset of page 3) to bring Western styles to women's work clothes and the company uniform may be a demonstration of care for female employees. At the same time, there is increasing room for taste and preference. Perhaps the upper levels will be the slowest to show the influence of these changes.

With TPO, Japanese take pride in being dressed appropriately. As the forces of globalization gain power and as cultures, languages and styles mix at an increasing rate, the Japanese, though enjoying more personal expression than ever before, still remember to gain from the past. There is tradition and pride in the use of clothing in Japan and these positives are represented in whatever form dress takes. Whether it is in uniforms for school or work, suits for business or traditional clothing for some milestone in a person's life, the best of the past and present are represented in careful dress. TPO, uniforms and fine dress are a part of values and a way of thinking that are important to the art of being successful.

The Uniform and Marubeni

The Textile Division of Marubeni is involved in the business of uniforms for government offices, private corporations and schools. Though changes in the field have resulted from such things as the prolonged recession, the Equal Employment Law (1985) and the restructuring of the financial and securities industries, Marubeni continues to enjoy success as a result of a new business model. This model focuses on those areas which are still growing such as medical and food products companies, the dining industry and amusement businesses, and provides them with medical and lab uniforms, work clothes and office uniforms. It also involves contracts for the management of uniforms, an option which saves clients a good deal of money. Marubeni's approach to uniforms is very environmentally aware, using recycled polyester in government uniforms and collecting and reusing uniforms with expired wearing terms. In addition, Marubeni is researching its own unique uniform recycling system.



Recycling uniforms



Female company uniform

News & Information

METRO Group and Marubeni to Jointly Launch 1st Full-Fledged Cash & Carry Business in Japan

In April 2001, Marubeni established the joint venture Metro Cash & Carry Japan K.K. with METRO AG of Germany. The two companies have reached a basic agreement to jointly launch Japan's first full-fledged cash & carry (hereafter, "C&C") business. METRO boasts top-level sales in the global retail business and notably runs about 350 outlets in 20 countries in the C&C field. METRO's original C&C business is based on the concept of one-stop wholesale shopping and targets professional customers, including retailers, restaurants and caterers. Corporations need to become members, but no membership fees are required. The first outlet is scheduled to open in the Tokyo metropolitan area in 2002 and three more are scheduled for 2003. Marubeni seeks to strengthen its relationship with METRO through this partnership and to supply products to METRO's global sales network.



One of Metro's cash & carry wholesale outlets soon coming to Japan

Marubeni Awarded an Add-on Combined Cycle Conversion Contract in Vietnam

On March 28, 2001 in Hanoi, Vietnam, a consortium of Marubeni Corporation and ALSTOM Ltd. (formerly ABB Power Generation Ltd.) of Switzerland signed a US$115.4 million contract with Vietnam's state utility, Electricity of Vietnam (EVN) for the Phu My 2 Phase 1 Add-on Combined Cycle Power Project.

The contract is a part of the project for raising the output capacity of the combined Phu My Power Stations to 3,800MW from the current 810MW. This particular contract is on a full turnkey basis and consists of the design, manufacture, transport, erection and commission of two heat recovery steam generators, one steam turbine generator and associated equipment/systems to increase the plant output capacity of the Phu My 2 Power Station from 300MW to 450MW without additional fuel consumption. The environmentally friendly project is due to be completed in March of 2003.

The existing Phu My 2 Power Station consists of two ABB 13E2 gas turbine generators which were completed by a Marubeni - ABB consortium at the end of December, 1997. The power stations are located in Ba Ria-Vung Tau Province, on the outskirts of Ho Chi Minh, the biggest city in Vietnam.



Mr. Kiyoshi Yoshimitsu, Director, Chief Operating Officer, Utility & Infrastructure Division of Marubeni speaks at the project commencement ceremony

The project commencement ceremony attended by various government high officials including HE Minister of Industry Dan Vu Chu was held on May 10, 2001. Mr. Kiyoshi Yoshimitsu, Director, Chief Operating Officer, Utility & Infrastructure Division of Marubeni attended the ceremony.

Marubeni is also expecting to secure additional contracts in Vietnam due to negotiations that are already underway.



The Phu My power station

CA Acquisition to Pave Way for Entering U.S. Housing Materials Market

In April 2001, Marubeni and Marubeni America Corporation purchased the assets of Fremont Forest Products, a company that operates a port terminal in Long Beach, California. The three million-dollar deal includes a terminal lease contract with 36 years remaining. In line with the purchase, Marubeni has set up the wholly owned subsidiary, Fremont Forest Group Corporation, as it seeks to create a US sales network for housing materials. Through this acquisition, Marubeni also seeks to establish a stable revenue base by operating the terminal business at the Port of Long Beach exclusively for wooden housing materials.

The United States is the world's largest housing materials market; imported wooden housing materials alone account for 15 billion dollars annually. The new company will sell high value-added products and differentiated products, mainly imports, that are relatively immune to market fluctuations. The sales force will focus particularly on Southern California and the Sunbelt regions, selling high-grade materials to material makers, retailers and so on.

Marubeni will take full advantage of its global network to import materials from Southeast Asia, Brazil and other South American countries, New Zealand and Canada while it cultivates the U.S. market. The company also plans to sell products from its overseas joint ventures while offering

Note: Job titles of people named in these articles were current at the time of the events described and are subject to change.



Marubeni's new one-of-a-kind exclusive terminal for housing materials at the Port of Long Beach

Japanese construction materials whose makers are eager to export to the United States. These efforts are expected to lead to sales of 3 million dollars in the initial business year and 10 million dollars in the fifth year.

The new company's terminal is the only wharf designed exclusively for housing materials in the Los Angeles district. Loading and storage of bulk wooden housing materials and sheltered storage are available adjacent to the berths so customers can significantly cut shipping and other costs. The terminal offers high cost efficiency compared to conventional shipping methods such as containers and railways. Moreover, it is possible to cater to the diverse needs of customers including "just-in-time delivery." Marubeni also plans to expand the sheltered storage area and respond to increased demand for plywood and paneling. The company will also seek to generate new customers; the terminal's first year sales target is 3 million dollars and it is aiming for 7 million dollars in the fifth year.

Strong Partners in the Meat/ Marine Products Industry

Marubeni aims to expand meat/marine products trade and increase the value of the group through links with partners in these industries. In March 2001, Marubeni acquired additional shares in OM2 Network Co., Ltd. (annual sales of roughly 25 billion yen, consolidated sales of roughly 49 billion yen) and raised the Marubeni group's share to 20%.

OM2 Network, a Japanese meat retail chain with 250 outlets nationwide, boasts the second largest sales figures in its field. Using comprehensive data and pertinent information supplied by OM2's Sales Department, Marubeni will develop and supply better products through group companies, which include livestock production and meat processing bases in Japan



The meat display at one of OM2 Network's 250 shops nationwide

and overseas. By supporting the business expansion of OM2 Network, the Marubeni Group aims to expand meat transactions and increase corporate value.

Also in March 2001, Marubeni acquired a 27% stake in Akagi Suisan Co., Ltd. (annual sales of roughly 16 billion yen) and became its leading shareholder. Akagi Suisan is the top group in the tuna processing industry and is highly reputed for its technological power and brand recognition.



Mouthwatering tuna of Akagi Suisan makes the simple sushi roll into a delicacy

Marubeni would like to make this investment an opportunity to establish a comprehensive approach to the marine products business, from the material to product stage. This includes gaining access to competitive tuna material using domestic and overseas networks and cooperation in expanding sales of Akagi Suisan products. Marubeni seeks to use these measures to contribute to Akagi Suisan's efforts to expand business and increase corporate value.

Marketing Site for Paper Mill Facilities Launched

On May 28, Marubeni launched "paperconsulting.com" (***http://www.paperconsulting.com***), the first site dedicated exclusively to marketing paper mill facilities. This business tool will offer the latest information on pulp and paper manufacturing technology, references for used paper machines, free consulting on plant operations and more.


paperconsulting.com
Home
Used Machine Center
Is there any problem with your current mill operation?
If so, let us be your partner and show you the right solutions.

The home-page for paperconsulting.com

When the user registers the details of the desired information on the initial contents screen, the data is gathered in Marubeni's data file. By making maximum use of its global network as a general trading house, Marubeni will make proposals that meet individual needs such as the need for improving plant efficiency.

The system was built by Kinotrope Inc. and Marubeni Information Systems Co., Ltd. Kinotrope boasts a solid history in Web planning and production, and in various consulting services. To maximize user comfort, particular attention was paid to the balance of visual aspects and functions. The operation and maintenance of the site, which is only in English, will be handled by Marubeni Information Systems.

Marubeni aims to expand its presence in the Asian and Central European markets where paper demand is expected to grow by utilizing its significant experience in the domestic paper market. The company hopes to create and receive orders for paper mill rehabilitation projects primarily in the pulping, power and paper machine areas. Though it is not easy to promptly cater to client needs because of the huge number of existing plants, Marubeni will utilize this site to concentrate on certain client needs and targets while striving to engage in more advanced and efficient off-line marketing activities.

Japan's First Kitchen Garbage Recycling System

Marubeni Energy & Chemical Project Corporation (MEP), a Marubeni subsidiary, has formed an alliance with Katakura Chikkarin Co., Ltd., a Marubeni affiliate and the largest producer of organic fertilizer in Japan, and has begun full-fledged sales of kitchen garbage dryers.

The greatest feature of this food product garbage dryer, in production since the end of May 2001, is that it uses the Katakura recycling system. Treated and dried garbage is transformed into fertilizer at nationwide Katakura Fertilizer Recycling Centers. The fertilizer is then distributed to farmers and other users. It is thought that this is the optimal unit for companies that must meet the requirements of the Food Product Recycling Law, which was implemented in May.



The new kitchen garbage dryer being marketed by MEP

The unit uses a vertical treatment bath that requires less space than the former horizontal bath. In addition, the mixing propeller has been coated with Teflon to minimize sticking and entanglement of garbage, which had been a problem in earlier models. This change reflects the focus on cleanliness and the durability of parts.

The unit can treat up to 80kg of kitchen garbage a day and will have a suggested retail price of 1.2 million yen. Though the product is improved and will require less space, the price for the new unit is 20% lower than before. MEP is targeting family restaurants, convenience stores, fast food outlets, supermarkets and other facilities and is aiming for sales of 3 billion yen in three years and 5 billion yen in five years.

Developer Alliance Speeding Up Internet Access

In May 2001, Marubeni, Mitsubishi Estate Co., Ltd. and Tokyo Tatemono Co., Ltd. set up a joint venture and entered the business of providing broadband Internet access to condominiums in Japan. Marubeni is the major shareholder of the new company, Tsunagu Network Communications, Inc., (TNC), and has taken a 60% share with the other two respectively funding 20%. The total paid-in capital is 1 billion yen. The company will actively call on capital and business tie-ups with other companies. Its sales forecast for the fiscal year ending in March 2006 is 35 billion yen, which covers 600,000 new/existing condominiums (about 15,000 buildings). The TNC service is called "e-mansion," a combination of "e" for electronic and the Japanese word for condominium.

Together, the three developers build 8,000 new condominiums annually and subsidiary companies manage about 140,000 existing condo units, which are industry-leading figures. By opening its doors to other developers and management companies, TNC plans to form an impressive alliance in the industry.

Thanks to the efforts to install fiber-optic cables for the last mile by communication carriers and the willingness of condo developers to provide wired properties, residents of newly built condominiums enjoy broadband Internet access from the day they move in. Yet, residents in more than three million existing condominiums are not as lucky; they may experience another "digital divide" due to the difficulty of introducing the broadband environment to existing units. However, TNC has a solution for individuals living in existing condos.


TSUNAGU NETWORK COMMUNICATIONS INC.

TNI's English trademark

TNC takes advantage of the increasingly competitive market of last-one-mile carriers by selecting the best available lines from them. This position enables ENC to provide broadband Internet access to existing condominiums at reasonable costs and optimal communication services to all. TNC does not charge residents' associations for the introduction of broadband Internet service to the building. What's better, TNC provides services that increase the value of the property and enrich the lives of residents.

TNC provides three types of IT services: broadband Internet access, content/applications for residents and Application Service Provider (ASP) services for condominium-related industries.

TNC's value-added services are fine-tuned to the needs of residents and include communication tools (Mansion Communication Pack), and property management, local and health information. TNC plans to offer integrated services that support condo owners before and after they move in. Specialized in condos, TNC will also act as an ASP for property sales and management.

The Greater Istanbul Water Supply Project

Marubeni won a contract that became effective in January 2001 to build a water treatment plant in Chumhuriyet, Turkey from Turkey's General Directorate of State Hydraulic Works (DSI) as part of the Greater Istanbul Water Supply Project. To aid in the expansion, the Japanese government has provided additional yen credit to the Republic of Turkey through the Japan Bank for International Cooperation (JBIC).

Through this project, water will be taken from the Melen River about 170 kilometers east of Istanbul City, and transferred about 180 kilometers through transmission lines to the existing Kagithane Water Reservoir on the European side of the city. A water treatment plant is also being constructed in Chumhuriyet, a district in the eastern part of Istanbul, to meet the rapidly growing water demand in Turkey's largest city. In 1993 and 1996, JBIC provided yen credits to Turkey totaling some 95 billion yen and the latest grant is a further investment in Turkey's development.

The project consists of 11 packages for international bidding; the bid for the water treatment plant closed in April 2000. Marubeni won the bid by forming a consortium with the water engineering firm OTV, of the Vivendi Group (the largest French utility and infrastructure conglomerate), Italian water engineering firm, EMIT and Turkish contractor, LIMAK.

This water treatment plant, with a daily capacity of 720,000m^3, will be constructed on a full-turnkey basis. The value of the contract is approximately 5 billion yen and construction will be completed in early 2004.

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Dhaka Office

Dhaka is the capital and largest city of the People's Republic of Bangladesh. While the total area of the country is 147,570km^2, the estimated population in 2000 was 129,146,695 making Bangladesh one of the ten most populous countries in the world. Though its economy is largely dependent on agriculture, world interest has increased remarkably due to its wide market potential in many other sectors like ready made garments (RMG), machinery, energy, manpower and communications.

Marubeni started operating in Bangladesh in 1956 in the port city of Chittagong. In 1961, the Dhaka Office was established as a liaison office. During that time, the main item of interest was jute, which was called the golden fiber of Bangladesh. Gradually Marubeni became involved in metals, textile materials, chemicals, energy, food, medical equipment, construction, textile machinery and the communications business with combined annual sales of over US$100 million. Today Marubeni's Dhaka Office is operated by four Japanese and twenty-nine national staff working together like family to oversee Marubeni's interests.

After Liberation in 1971, the country began to emphasize the development of non-traditional exports. By 1983, RMG emerged to be the most promising sector in the country's economy. Today the foreign exchange earnings from RMG exports is over US$4,300 million while it was only US$6.4 million in 1981. Because of the RMG exports and local textile consumption, Bangladesh has become a significant market for raw textile materials and textile machinery. Marubeni's Dhaka Office achieved US$28 million in sales in the fiscal year that ended on March 31, 2001 through its textile material business alone.

Ali Newaz is one of the dedicated sales staff in the Textile Material Department. Since he joined in 1997, his business volume has sharply increased each year. Mr. Newaz believes, "Making friendships with target people is the magic wand in business." From the beginning, he tried to spend as much time as possible with potential customers. His style is to start with



The Marubeni Dhaka Office is located in a prominent business area.



Ali Newaz, Sales Promotion Officer, Textile Material Department.



National staff of the Marubeni Dhaka Office.

personal and friendly conversation and then gently turn the customer to speaking of business. Much important business comes out of simple table talk, Mr. Newaz notes. He started his business with very basic acrylic yarn and now he is handling many kinds of dyed yarn and raw white yarn as well as fiber business from Malaysia, Indonesia, China, Hong Kong, South Korea, India, Pakistan, Thailand and Japan. He has found sportsmanship in his work and every achievement enhances his courage and efficiency.

Mr. Newaz explains that the character of people differs according to the regions they are from because of many anthropological factors. Therefore, to be an efficient sales person one must have sufficient knowledge about customer behavior as well as human psychology. When Mr. Newaz studied in the country's number one university (Dhaka University), he took psychology as an additional subject and it helps him a lot in reading the minds of customers and in developing personal relationships with them.

As a member of the Textile Material Department, Mr. Newaz strongly believes that it is time for the Dhaka Office to concentrate on RMG exports to the U.S. and European countries. Since 75% of the country's foreign earnings are coming from RMG exports and RMG exporters are dominating the yarn and fabric raw materials market, it will be much easier for Marubeni to increase business volume if RMG business can be initiated.

Recently, Bangladesh has become full of business prospects for energy, natural resources, communications, software engineering, construction and backward linkage industries for textiles. As it seems that Bangladesh's economy will grow dramatically, Mr. Newaz is preparing himself to be the right person at the right time.

Established: 1961

Main businesses: Textile materials, textile machinery, chemicals, jute, construction and telecommunications

Trading region: Bangladesh

Employees: 30 (as of June 30, 2001)

Executives Coming Up

Essays from Top Management of Partners and Affiliates

The cycles of business, its challenges and rewards delivered through the strength of our people

Stu Dornbierer
General Manager of Human Resources, Director of Communications, Daishowa-Marubeni International Limited



After graduating from university and teaching for a short time, I joined the Human Resource Department of a pulp and paper company in my hometown of Prince George, British Columbia. I worked there for over fourteen years and enjoyed many career development opportunities that allowed me to build on my management skills.

In 1988 I joined the startup team of Daishowa Paper's Canadian subsidiary at Daishowa-Canada's Peace River Pulp Mill, to construct and operate a $620 million kraft pulp mill in northern Alberta. We overcame the complexities of recruiting seasoned employees to this small northern community because of the natural and strong appeal to employees of a startup experience and by constructing housing and other infrastructure. We drew a highly skilled workforce, which began working together with the singular focus of preparing for our startup date of July 1990. We were on time and on budget and managed a record world-class startup largely built on the pillars of new technology and our well-trained workforce. We began, and continue, to operate this mill with a high performing workforce of multi-skilled employees and we have demonstrated a solid record of sustainable commitment to our woodlands, air, and water sheds.

In December 1992, the then 25-year-old joint venture Daishowa-Marubeni International Limited (DMI), acquired the assets of Daishowa Canada's Alberta operations, which included the Peace River Pulp Mill, two sawmills and their accompanying woodlands. Our corporate family grew to over one thousand employees as the Alberta operations joined the long successful DMI and Weldwood of Canada joint venture at the Cariboo Pulp and Paper Mill located in the central interior of British Columbia.

DMI's operations continued to operate to, and exceed, production and cost targets but unfortunately often in the midst of volatile and depressed markets, particularly in the pulp sector. With global economic pressures mounting in 1998, DMI implemented a series of deep restructuring strategies. Led by our senior team, we reached out to our employees and with their assistance, realized today's success through deep cost reductions, increased production and asset divestiture of our sawmills. This intensive restructuring period saw our employees tested like they had never been and it was most gratifying to see them respond with the understanding and desire to "get the job done".

DMI's pulp operations were able to rise above the formidable challenges and finally make a solid contribution to shareholders in both 1999 and 2000. There is no replacement for good leadership and employee dedication in overcoming adverse business challenges; I feel proud to be associated with this group.

Daishowa-Marubeni International Limited



Address:
Suite 700-510 Burrard Street,
Vancouver, B.C.V6C 3A8, Canada

Tel:
[1-604] 684-4326
Fax:
[1-604] 684-0547

Established:
1969

Marubeni Ownership:
50%

Managing Division:
Forest Products & General Merchandise Division

Main Business:
Manufacture and sale of bleached kraft pulp

Business Area:
Japan, Asia, North America and Europe

Employees:
800 (as of June 1, 2001)

Want Something Very Japanese?

Part VI — Where Water Begins and Flows

Those summer moments on the banks of a river when you hear a singing frog and see the fireflies dance — how beautiful the water is...
When do we feel the abundant blessings of water? Is it when we are enjoying wasabi, sake, tofu, and soy sauce — the foundations of Japanese cuisine, all made with the purest water that can be found?
For some, the ultimate luxury may be to scoop up and drink crystal-clear water from gushing springs.

Summer in Edo (former name of Tokyo) used to begin with the *kawabiraki*, the opening of the river, which consisted of a massive fireworks display on the Sumida River. This event marked the opening of the boating season and the time for enjoying the evening cool at the riverside. The fireworks display continues even today, but the original meaning of ablution, or being purged of impurities by going to the waterside, has dissipated. *Kawabiraki* has become, for most, a leisure event.

Many of the events and rituals involving water in Japan have connotations of ablution. The idea of being freed of misfortunes and troubles by going to the waterside is seen when people float dolls during the Doll's Festival on March 3, which is held in hope for girls' growth. Held around the same time is the *Kyokusui-no-en*, in which people compose *tanka* poems in front of an artificially created flow of water, as the sake cup is passed around.

Another event is the *Tanabata* (weaver) Festival, or Star Festival, held on July 7 understood by most to be a romantic event when a man and woman (originally a weaver) enjoy a rendezvous allowed only once a year (because they are separated by the Milky Way). Today the event is a day when children write their wishes on sheets of paper and hang them from the branches of bamboo in their yards. However, the festival is said to have originated when a female weaver placed a shelf across a river (within a shed) where she wove, welcomed god and purged her impurities.

Today, tools for washing hands and rinsing the mouth, simple rituals of purifying oneself, are still available at the entrance to temples, shrines and Japanese gardens. There is also a device to allow the sound of flowing or splashing water to be enjoyed. The water harp allows listeners to hear water making subtle sounds inside an earthenware pot buried underground.

Water is essential to life. Irrigation is indispensable to agriculture in Japan, notably the rice crop. Stream sources in various parts of the country have been deified and treasured as places where gods of water and agriculture dwell. This is likely the reason why water gods are regarded as gods for the smooth deliveries of babies. Also, many water god legends involve dragons. There are places where the names of dragons are still used to point to the heads of streams.



Ama no Manai
A water spring in Tottori prefecture selected as one of Japan's top 100 water sources. The straw rope conveys the sacredness of the spot and presence of the god of water. The name means "the sacred well of heaven," which is a term that appears in ancient historical tomes.



Kyokusui-no-en
A refined and elegant event passed down by literati that started around the end of the 5th century in the Imperial Court.

The *Omizutori* or taking of water ritual to proclaim that spring has come is held at the *Todaiji* Temple in Nara Prefecture in March. In various parts of the country, the first water drawn from springs and rivers on New Year's morning is offered to the water gods. The value of water is demonstrated and symbolized repeatedly through such events.

Japan, which has developed various water customs, is blessed with abundant water. The average annual rainfall is great, and even exceeds 1,500mm in the Tokyo region. This rainfall gives birth to as many as 109 natural water systems originating in mountains and forests; most of these rivers flow constantly, not drying up at any time during the year.

Due to the recent deterioration of the environment, concerns about protecting water are rising. August 1 has been set aside as Water Day. Agencies are striving to protect and maintain the environment and have selected the 100 most noteworthy waters, water villages and water forests. These localities have specialties that can only be made from pure water. These include *wasabi*, Japanese parsley, trout, sweetfish, and a jelly-like Japanese confection. The list of these specialties is long, but their reputations are in truth entirely based on the crystal clear waters where they are found.

In mid-August, the *Bon* Festival is held to honor ancestors. On the last day of the event, lanterns are floated down rivers throughout the country to return the spirits of ancestors to where they belong.

And summer flows beyond our reach, along with the souls of our ancestors.

Water Galleries

Dangle Your Feet in These Scenes

It's summer and the water is calling to you. The alternatives are many and they're all great. Do you want to enjoy the cool of the water? Perhaps beautiful water scenery is what appeals to you. Maybe a glass of sake or gourmet delicacies, made with the purest water, are to your liking. If the choice were yours, what would you choose?



Kawayuka Asobi

Sit on a deck built over the water's surface (*kawayuka*), enjoy the scenery and sample gourmet delicacies while being cooled by the river breeze. The Kyoto area is famed for places to enjoy rivers in this elegant manner. The Kibune River (photograph) has also been the site of a shrine to the water god since olden times.



Wasabi Paddies

Wasabi, or Japanese horseradish, with its uniquely pungent spice and aroma is essential to much of Japan's cuisine, including *sashimi* (sliced raw fish) and *sushi*. The *wasabi* plant has grown wild since ancient times in the mountain streams of Japan. The cultivation of *wasabi* began around 400 years ago in the Edo era; the key is pure and abundant water at a temperature of 13-14 degrees. *Wasabi* is currently grown throughout Japan, but the paddies of *Azumino* are themselves a famed sightseeing locale.

Fireworks Show on the Sumida River

Fireworks have been an integral part of celebration in Japan for a long time. The Sumida River Fireworks Show, which began in the Edo era, was originally held at the end of June to mark the opening of the river, but it is held at the end of July today. According to the *Kagiya* family, a leading traditional fireworks family that began its business back then, fireworks in the Edo era appeared to be fiery comets. Today, fireworks shows are held over rivers and ports throughout Japan. Their colors, shapes and sounds combine for a magnificent spectacle that helps the viewer forget the summer heat.



shosha Vol.68 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 68* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **TOKB191@marubenicorp.com** by **September 10, 2001**. Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Masaaki Mukai
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com**
Please e-mail any comments regarding *shosha* to **TOKB191@marubenicorp.com**

ISSN 0912-7704
Printed on 100% recycled paper
Printed in Japan

shosha

QUARTERLY • OCTOBER 2001 • VOL. 69


CHIPS

The Feature Story:

The Changing Dining Scene

—Diversification Resulting from Changes in Japanese Eating Habits and Lifestyles—

When it comes to food, the Japanese have it. Beginning with ingredients from around the world for the cooking enthusiast and Western, Chinese and multi-national ready-made dishes and continuing on to popular desserts and freshly baked bread in the Japanese and European traditions. It is true, the recession continues in Japan, however, a consistently bright spot that is gathering much attention is the food sales areas in the basements of Japanese department stores. With a change in lifestyles has come a change in the Japanese dining scene and a diversification in the types of food that are desired.

Th… …g Dinin… …cene



—Diversification Resulti… …Eating Habits an… …estyles—

Lifestyle and Dining Scene Changes

A common image of the traditional Japanese family—dining scene is three generations gathered around a *chabudai* (a round table that is low to the ground). At the very least, the scriptwriters throughout the seventies, quite prominently chose to illustrate such dining scenes in their TV dramas with the whole family gathered.

However, recently there are two terms that are frequently heard concerning eating habits—"*koshoku*" (固食) and "*KOSHOKU*" (孤食) (capitalization is used to differentiate between the two homonyms that are written with different characters in Japanese).

Koshoku describes a situation where people eat together, but eat different menus. The diversification of food has created a scene where children and parents are eating together, but the children eat hamburgers and drink milk and the parents eat fish and drink miso soup. This is clear proof of the denationalization of the diet.

KOSHOKU describes the phenomena where all members of a family eat at separate times. The causes for this are many and include the late return from work of fathers, increase in the number of working women, and children attending cram schools, private lessons and club activities. According to a survey conducted by Tokyo Gas Co., Ltd.'s Urban Life Research Institute in 1990, 7.5% of all Japanese families never eat together in a week and nearly half of the families eat together three times a week or less. These numbers indicate that the Japanese families are eating together less than those in Paris and New York. However, the current economic recession is creating a change. According to the 1999 survey conducted by Tokyo Gas, fathers are now returning home earlier resulting in an increase in the number of times that they eat dinner at home. However, the number of times that the whole family eats together has not increased very much.

Increased Employment of Women and Changes in Eating Habits

Of course, the dining scene is not the only thing that has changed. The cooking methods of food served in homes are also changing. According to a survey, the amount of money that is being spent on dining-out is basically stagnant; whereas, the use of prepared foods is gradually increasing.

Needless to say, behind these changes are the advances in refrigerator, freezer, microwave oven and other cooking appliances. These advances and the widespread use of household appliances have made meal preparation easy. These items also have made it possible to maintain food after it is made and propelled a rapid advance in food products that have already been prepared to a certain extent, like frozen food products.

On a daily basis, individuals are using processed foods like cup noodles, retort packaged foods and microwaveable foods, or foods purchased outside and brought home to eat like hamburgers, fried chicken and croquettes for breakfast and lunch. These developments have also helped propel women into the business world (as mentioned above, this is not the sole cause for women entering the workplace). Furthermore, the time restraints and needs of women that have entered the workplace have a direct correlation to the increased need for highly processed foods being continually developed.

A broad variety of processed foods have been released and statistics were recently compiled on the most frequently used processed foods, through a survey of housewives. The food

products ranked according to popularity were basic seasonings (soup stock, noodle soup base), special menu seasonings (curry roux, dressing), frozen foods (fish, meat, vegetables) and microwaveable foods.

In February 1996, a well-known national newspaper asked wives working outside of the home, "What housework is the most burdensome?" The responses were interesting and both cooking and cleaning were listed by 25% of the respondents. Nine-point-six percent of the respondents indicated that they used ready-made dishes 3-5 times a week and 17% used frozen food products at about the same frequency.

Not Just Easy

We are now in an age overflowing with information on health and beauty. That food preparations are easy, alone as a quality, doesn't overcome anxiety or satisfy the consumer. Products that are being used are those with added value that provide sufficient nutrients for maintaining health and taste good.

In response, the basement food corners of department stores have extended their open hours and made kitchens in the department stores in order to offer fresh dishes, steps that are in line with the increase in frequency that people purchase ready-made dishes to take home. Thus, the department stores are trying to meet the needs of people by providing salads that are as fresh as possible and already prepared dishes. Convenience stores originally only carried a limited amount of simple food products, but competition between stores and consumer's needs have led to many improvements. Consequently, the stores today sell freshly baked bread, a variety of rice balls, Japanese noodles, fried noodles, various box lunches, sushi and a variety of other food products. In this way, the convenience store menu has had a great impact on the development of "take home" food products.

Frozen foods have also been repeatedly improved and researched. Frozen foods began as simple vegetable and seafood products but now include a growing variety of products, which include "pot-boiled noodles," "grilled eel on rice" and "pizza." In this way, products ranging from processed to frozen foods are increasing in their diversity through the research into foods to add nutrition and taste in response to user needs that far exceed ease of preparation.



Nacx Nakamura's 100-yen frozen food shop

The Marubeni affiliate Nacx Nakamura Corporation is a major frozen food wholesaler with a national low-temperature distribution network centering on frozen foods. The company is strengthening sales of box lunches, ready-made dishes and agricultural produce using its network that spreads out over volume sales stores and convenience stores nationwide. Nacx Nakamura is also developing and selling frozen food sets that provide a nutritional balance even with a shorter cooking time (entrée sets = 14 nutritional categories). In addition, the company opened 100-yen (about US $0.80) frozen food antenna shops in two locations within Tokyo during 2001. These shops sell frozen foods that can be cooked easily using a microwave oven with all the products priced at 100 yen. The shops are full of choices for your box lunch, snacks and the additional entrée for your meal.

Moreover, Rice World Co., Ltd., a Marubeni subsidiary, is also involved in the selling of packaged rice.


電子レンジ2分
熱湯15分
宮城
ガス直火!!炊きたてを
無添加フレッシュパック
Radfa
OPEN

Rice World—Innovating the supply of rice

The Maruetsu, Inc. is another Marubeni affiliate. This major Tokyo metropolitan area supermarket chain operates about 200 stores. This chain, in order to fulfill consumer needs, sells vegetables, carefully selected for their regions and cultivation methods, individually, not by bunch, and partially processes them (deep-frying preparations, freshly-cooked pizza cooked in a stone oven, etc.). In the city center, Maruetsu has also opened the super convenience store "Foodexpress." This store enhances fresh food and ready-made dish functions of convenience stores in order to satisfy various lifestyles and customers from several generations. The concept behind the store is enabling customers to shop to their satisfaction in a short period of time.


Maruetsu
OPEN SALE

The facade of a Maruetsu supermarket



Maruetsu: prepared foods seetion



Freshly baked breads available at Maruetsu

Family Time around the Table

Cooking by males is no longer unusual, and the inexpensiveness of home cooking has caused many university students living alone to change their minds about cooking. Of more importance, there are still many people who truly enjoy the atmosphere of being surrounded by homemade dishes and loved ones.

Even though these facts mentioned earlier seem to point otherwise, there is a deeply rooted feeling that homemade meals in the house are vital.

The Nisshin Oil Mills, Ltd. conducted a survey of 1,281 women aged 20~69. It found that in 54% of the households a representative dish of that household (first place: *nikujaga*, a rich boiled potato and meat dish) was served about twice a month. Moreover, 61% of the respondents mentioned they had learned dishes from someone in the family and 64% wanted to teach their daughters and daughters-in-law how to cook various dishes. Although the Japanese dinner table includes a repertory of Japanese, Western and Chinese dishes, the menu items that were a must tended to center on cuisine like Japanese style boiled and seasoned dishes (*nimono*) and soups (*shirumono*).

In the same survey it was found that 96% of the housewives felt that it was "Important to have meals together." This was far greater than the 4% who said, "It wasn't important." The top three reasons given for why this was important were that it is: 1) One of the important communication sites in the house; 2) A time for relaxed family conversation; and 3) An opportunity to check on the mental and physical health of family members.

The top answers for "What you want to relate to your children through your (home) dinner table" were: 1) General eating manners; 2) Importance and fun of conversation and communication, and 3) Societal systems, how to get along with people, common sense and morals.

As for "topics" at the dinner table, the centers of conversation were: 1) Home and family happenings, 2) School happenings, and 3) Work happenings.

Meals continue to provide not only the energy to live but also the opportunity to communicate or share precious time as people live their lives and establish a family. People still hold important and value gathering together for meals as a family. It is a rare time for the entire family to communicate together. This fact doesn't change even when the era or eating habits change.

Home Cooking on a Special Day – Using *mochi* (glutinous) rice

Of course, there is home cooking for special days that were events everyone looked forward where the then valuable *mochi* rice was eaten. In other words, the *mochi* cakes eaten on New Year's and in *obon* season (primarily in August), the rice cake covered with bean jam eaten on the first days of spring and autumn and the red rice often eaten at celebratory events.

In particular, the broth containing rice cakes eaten as a family to wish for good health throughout the year on January 1st has different ingredients and flavors depending on taste and where you are from. This broth containing rice cakes is often unique to the family and includes that passed down through generations and that arrived at by mixing together traditions of the husband and wife's families.

Today, when the family structure in the home has shifted to only being the nuclear family, the entire family probably gathers together twice a year at New Year's and *obon*. These are precious opportunities for enjoying that nostalgic hometown flavor and mom's home cooking.



Kagami-mochi, a New Year's tradition

Weekday Lunches

In Japan, people ordinarily have lunch at school or work because the 1-hour lunch break is not too long, and because their work or school and home are not necessarily close.

White-collar worker

The lunches of white-collar workers within the deflationary economy are starting to drop in price, partly as a reflection of the smaller allowances given to "husbands" in the workplace. Representative examples of these are weekday half-priced hamburgers, price-lowering competition around *gyudon* (stewed beef on rice), various inexpensive box lunches at convenience stores, stand-up noodle shops, and "conveyor belt" sushi. Japan also has a special term for the box lunches tenderly made by loved ones (*aisai bento*), and despite all this food being available, the *aisai bento* may be the most nutritious.

The actual average amount of time white-collar workers spend eating during their lunch break is about 10~15 minutes. They are willing to wait in line at cheap but tasty restaurants even if the restaurants are full. This raises

Rice in a Bowl Topped with Special Toppings

Most restaurants serving Japanese lunch sets offer dishes consisting of rice in a bowl topped with a special topping. Many homes also cook these, *donburimono.* These dishes combine the previously separate dishes of rice and meats and such together by placing the rice in a bowl and topping it with various toppings. Some people also pack these in a lunch box rather than a bowl. Examples of these *donburimono* are *katsudon* (pork cutlet cooked in eggs on rice), *oyakodon* (chicken and eggs on rice), *tendon* (tempura on rice), *gyudon* (stewed beef on rice), *unadon* (grilled eel on rice) and *magurodon* (raw or marinated tuna on rice).

One of Marubeni's subsidiaries Ten Corporation operates the Japanese style fast food chain "Tenya," which primarily serves a menu of tempura and *tendon.* The chain is centrally located in busy districts of the city and suburbs. It currently runs nearly 100 outlets. Tempura is a traditional and historical cuisine for Japanese and a dish that one is rarely satisfied with because specialty restaurants are expensive, it's bothersome to dispose of the oil in the home and the flavor when sold as a prepared food is lacking. However, Ten Corporation successfully developed a special electric fryer that enables the temperature to be adjusted and makes it possible to inexpensively enjoy tempura and *tendon.*


天丼てんや

An outlet of the *tendon* chain "Tenya"



Tenya's *tendon*

Moreover, another favorite of the Japanese is *kaisendon,* which is rice topped by seafood normally found in sushi. There are many variations including *magurodon* and *negitorodon.* The Marubeni affiliate Akagi Suisan Co., Ltd., a major processor and seller of sea products is well known for its *negitoro* (tuna and leeks mixed together) and sliced tuna.



Products of Akagi Suisan, renowned for its *negitoro*

the turnover at set lunch restaurants and makes it easily bearable to wait in line at popular restaurants; as everyone knows the eating time is short. However, this limit doesn't apply to women in the workplace who want to use their lunch break to refresh and enjoy themselves.

On the other hand, traditionally companies have provided welfare facilities for employees including employee cafeterias, dormitories, and recreational facilities. In most cases, the company covers 40-50% of meal costs at employee cafeterias and so employees can eat there inexpensively. A unique characteristic of the Japanese employee cafeteria is a scene of both directors and employees eating together.



The employee cafeteria at Marubeni

Elementary School Students

In part due to legal requirements like the School Lunch Law, 99.4% of students at Japanese public elementary schools eat the lunch provided by the school (fiscal 1998 study). In most cases, the homeroom teacher and students eat together in their classrooms.

The system employed depends on the local government but in some cases individuals dispatched to schools in accordance with the number of students make lunch there and in other cases lunches are delivered from a central lunch center. However, in all cases, a nutritionist prepares a month long menu that considers the necessary nutrients for children in their growing years. School lunches are comprised of milk, a staple (bread, rice or noodles), and a wide variety of dishes, fruit and such.

In most cases, students take turns serving the lunches on a weekly basis and the students transport the lunches from the school kitchen to the classroom and serve them. As students move on to higher levels of learning, the degree to which everyone eats together lessens, but there are still areas where school lunches are served in junior-high schools. There are also regions where students bring their own lunches and are just given milk and regions where lunches are outsourced. At even higher levels of learning, schools have their own cafeterias and students can eat inexpensively from a relatively large range of dishes. At this level, the nutritional balance is the responsibility of the student.



A typical school lunch experience

News & Information

Marubeni to Supply New V6 Engine Line



From left: Junichi Shimizu, Senior Operating Officer, Transportation & Industrial Machinery Division of Marubeni, R.W. (Ray) Borrett, Director–V6 Program of Holden Ltd.

Holden Ltd., the highly successful Australian firm of General Motors Corporation (GM), has contracted with Marubeni for the supply of a new manufacturing line for the HFV6 family of engines.

The line will be housed in a new building on their Port Melbourne site in Victoria, Australia. It is scheduled to begin production in the third quarter of 2003 with a target annual production of around 200,000 units, of which approximately half will be for export.

The 15 billion yen contract gives Marubeni control over a consortium of manufacturing companies as well as engineering and project management specialists. Japanese know-how, which is widely sought in the automotive industry, will be provided by the manufacturing expertise of Toyoda Machine Works, Sanyo Machine Works and other Japanese manufacturers; in addition to the manufacturing expertise of Australian manufacturers. Engineering and management support will be delivered by Japan High Comm, PAC (USA) and the contracted engineering experts.

Marubeni's overall responsibilities include delivery, installation, training of operator and management staff to a level that will match the world class equipment being delivered, and the coordination of all of the consortium members. This is a new way of managing an automotive project and goes beyond the normal trading company role.

Marubeni believes this style of consortium concept, utilizing engineering expertise, is the way of the future. With automotive manufacturers merging around the world, the opportunities for this style of project delivery will increase. Marubeni plans to take advantage of the experience gained in this project to develop this style of consortium approach in the global automotive marketplace.

Joint Development of Hail Creek Coal Project with Rio Tinto

Marubeni and Sumitomo Corporation together with Rio Tinto, the world's largest mining company, are embarking on the development of the Hail Creek Coal Project in Queensland, Australia. The global supply of hard coking coal has already dropped due to the closure of coal mines in Canada and other locations and coal prices have soared due to an energy shortage in the United States. Given these conditions, we are planning to develop a large-scale open-cut coal mine with one of the world's largest deposits at 1.2 billion tons, and enhance our supplying ability.

The equity breakdown in the project is Rio Tinto 92.0%, Marubeni 5.33% and Sumitomo 2.67% in the coal mine to be built in the Bowen Basin in Queensland. Total construction costs will be A$425 million (100% basis), and construction began in July 2001. The start of production is slated for around July to September 2003 and an annual output of 5.5 million tons is expected. This high quality hard coking coal will be exported to Japan, South Korea, Taiwan, Europe and South America for coke production at steel makers.

The simple mining conditions combined with enormous deposits make it possible to use large mining machines in the open-cut method. This is augmented by the fact that the partner Rio Tinto has vast experience in large-scale open-cut mining operations in the state of Queensland. Furthermore, the accessibility to existing railways and ports will be utilized to keep construction costs to a minimum.

Capture 2 Orders for IPP Coal-burning Thermal Power Plants

A group formed by Marubeni, Sumitomo Heavy Industries, Ltd. and other firms secured orders for two IPP thermal power plants to be built by Taiheiyo Cement Corporation. The plants are to be built at Tosa Works (Kochi Prefecture) and Ofunato Works (Iwate Prefecture). The respective outputs are to be 150,000KW for the Tosa Works plant and 134,000KW for the Ofunato Works plant.

Sumitomo Heavy Industries will be responsible for the overall engineering and the boiler


HAIL CREEK COAL PROJECT
HAIL CREEK COAL

The signing ceremony for the Hail Creek Coal Project



The Itoigawa Power Plant, an earlier project of the construction team

will be a circulating fluidized bed boiler made by Foster Wheeler Corporation, a business partner of Sumitomo Heavy Industries. Foster Wheeler holds more than a 50% share in the world's circulating fluidized bed boiler market and has a rich history in waste utilization and in providing a broad range of coal and petroleum cokes. The boiler is an environmentally conscious boiler not only with its lowered incineration temperature and reduced NOx emissions, but also its reduced generation of SOx by desulfurization achieved through in-furnace introduction of coal.

Marubeni delivered the first IPP power plant that utilized a circulating fluidized bed boiler in Japan with Sumitomo Heavy Industries to Taiheiyo Cement's Itoigawa Power Plant. This plant is operating steadily now and began supplying power to Tohoku Electric Power Co., Inc. on July 1 of this year.

The placement of these orders is proof of the high assessment given to power plants utilizing circulating fluidized bed boilers like the one at the Itoigawa Power Plant. Marubeni will continue to proactively approach the power generation business not only in the traditional home generation and IPP areas but also in new energy areas (waste-to-power generation) and the retailing of power.

Marubeni Allies with FuelCell Energy

On June 15, Marubeni concluded a business alliance agreement with FuelCell Energy, Inc., of the United States, a leader in development and commercialization of molten carbonate fuel cells. The agreement calls for an investment of $10 million in FuelCell Energy and for Marubeni to receive the subscription rights to 950,000 shares that can be exercised depending on the order volume over a two-year period.

In March 2000, Marubeni and FuelCell Energy reached a basic agreement for Marubeni to be the exclusive sales agent in Japan and a non-exclusive sales agent in China, Southeast Asia and Australia. The new alliance is a final agreement, which seeks to create a comprehensive structure that includes the assembly and manufacture of non-fuel-cell items as sales increase in the future and the joint establishment of a plant for assembling fuel cells in Asia.

The domestic power industry is actively preparing for deregulation slated for 2003. As a result, the domestic distributed power generation sector is expected to undergo rapid growth. In addition, since fuel cells are the most suitable form of distributed power generation for medium-size power generators and are environmentally friendly with almost zero NOx, Sox and ash emissions, the demand for them is expected to grow rapidly in the future. The molten carbonate fuel cells sold commercially by FuelCell Energy are superior since they are one of the most efficient power generation types of fuel cells commercially sold and most of the exhaust heat they generate can be recovered as steam.

Over a five-year period, the company plans to sell ¥10 billion worth of the fuel cells in co-generation systems for hospitals, supermarkets and environmentally friendly power generation plants such as sewage plants, livestock excrement recycling plants, and food waste recycling plants.

Direct Fuel Cell™ System


FuelCell Energy

kW (Net AC)	Efficiency (LHV), %
250	47



kW (Net AC)	Efficiency (LHV), %
1000	49



kW (Net AC)	Efficiency (LHV), %
2000	50

Establish First Chinese Wholesale Joint Venture Ever

On July 16, 2001 Marubeni attained a certificate of approval from the Chinese Ministry of Foreign Trade and Economic Co-operation for the establishment of the Shanghai Baihong Trading Co., as a joint venture with Shanghai Yibai (Group) Co., a major Chinese public wholesale company. This is the first foreign joint venture company in the wholesale business in China, which had been closed to foreign entities until recently. Shanghai Baihong was officially established on August 3, 2001.

The paid-in capital of the new company is 80 million RMB (approximately 1.2 billion yen). The equity breakdown will be Shanghai Yibai 51% and Marubeni 49% with the number of employees expected to reach 200. The scope of the business operations will encompass the domestic wholesale of both domestic and imported products (textile products and basic household products), and the export, warehousing and delivery of domestic products. The distribution center is planned to be a 10,000m² building on a 20,000m² lot and the initial sales goal is about 1 billion RMB.

The joint venture partner, Shanghai Yibai, is the parent of China's largest department store, Shanghai First Department Store. Included in the businesses that were approved are not only the wholesale of domestic products but also the import of foreign products and export of domestic products. Shanghai Baihong is building upon Shanghai Yibai's wholesale business know-how and experience by adding Marubeni's modern distribution system and international sales network to establish a full-scale wholesale business in China.

Global No. 1 in Solar Salt Production

Dampier Salt Limited, an Australian company partially owned by Marubeni, acquired Australia's second largest salt firm "Port Hedland" from American crop giant Cargill on August 16, 2001. Dampier Salt is jointly owned by Marubeni, Nissho Iwai Corporation, Itochu Corporation and Australian mining giant Rio Tinto.

The breakdown of ownership in Dampier Salt is: Rio Tinto 64.9%, Marubeni 20.5%, Nissho Iwai 10.1% and Itochu 4.5%. The respective equity responsibilities in the acquisition are assigned according to ownership percentage.

Port Hedland, located in Western Australia, possesses an annual production



Activity at the Lake Macleod salt field.

capacity of about 3 million tons. This combined with the two salt fields already owned in Australia by Dampier Salt, Dampier and Lake Macleod, has heightened Dampier Salt's annual production capacity of solar salt to 8.5 million tons. This acquisition makes Dampier Salt Limited the largest producer of solar salt in the world.

By implementing cost reductions through the integration of administrative divisions, Dampier Salt plans to heighten price competitiveness. In addition, the three diverse locations of the salt fields greatly reduce the risk of salt supplies being affected by natural disasters, such as cyclones and floods.

Taking advantage of the organization to steadily supply vast amounts of solar salt, Dampier Salt will seek new uses among chemical companies. The firm plans to not only supply the Japanese market but also other Asian markets, including Taiwan and Indonesia, which are enjoying increasing demand.

Acquisition of the Rights to Exclusively License the BCI Biomass Ethanol Technology

Marubeni and Tsukishima Kikai Co., Ltd. (TSK) in July 2001 acquired the rights to exclusively license and use the biomass ethanol conversion technology for Japan and Southeast Asia, which has been developed by BC International Corporation (BCI) of the United States.

This acquisition also grants both companies sales rights for biochemical recombinant technology to produce chemicals other than ethanol, to be commercialized by BCI in the future.

Marubeni has a distinguished history in the alcohol and ethanol business and is aiming to further expand in these areas. TSK has been involved in the sugar refinery business in Southeast Asia and has established a position as a leading company in this area of technology. Both companies have decided to obtain this BCI technology since it employs environment-friendly biomass waste such as rice straw or wood chips, and it produces ethanol that is expected to be one of the leading energies in the future.

Both Marubeni and TSK intend to take advantage of this licensing opportunity to actively promote and build biomass-to-ethanol conversion plants and to expand the ethanol market further.



From left: Stephen J. Gatto, Chairman & Chief Executive Officer of BCI; Junichi Shimizu, Senior Operating Officer, Transportation & Industrial Machinery Division of Marubeni

Marubeni Forms New Natural Rubber Trading Firm

Marubeni is a major global supplier of natural rubber utilizing forward trading techniques. However, the growing pace of change and restructuring within the rubber industry is creating a rapidly evolving business environment. Customers are utilizing new e-commerce procurement channels while demanding more competitive futures market related forward pricing. In addition, a growing acceptance of the need for major tire makers to manage forward price risk has attracted the interest of the commodity divisions of major investment banks, several of whom have emerged as new competitors.

These circumstances have created a need for Marubeni to enhance its competitiveness; accordingly, Marubeni established U Derivatives Pte. Ltd. (Singapore) together with Mr. Michael Coleman, former head of the rubber division at Cargill, Inc. The company, capitalized at US$2 million (Marubeni 95%, Mr. Coleman 5%), was established to specifically access new markets and design innovative products that utilize the latest risk management tools and techniques.

The new company enhances the Marubeni Group's trading division. The company is introducing sophisticated risk management techniques, including currency and interest rate controls; to reduce price fluctuations on a variety of products and thereby provide value added services to clients. The company aims to achieve sales of around US$200 million by 2005.

Marubeni has trading bases in Tokyo and Singapore and two production bases in Thailand. The total physical trading volume of Marubeni's rubber group is 300,000 tons annually, accounting for about 4% of global consumption. By combining the strengths of the global group with Mr. Coleman's expertise, Marubeni's strong position in the natural rubber industry will be further solidified.



Senior staff members of U Derivatives Pte. Ltd. From left: Sohei Yasuda, CFO; Andrew Trevatt, Trading Manager; Kazuya Tetsu, CEO; Matthew Farr, Trading Manager and Michael Coleman, COO

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Tehran Office

Iran, home to an ancient civilization of more than 2,500 years, is a great land that effectively combines the ancient with the modern. It is located in Southwestern Asia, on the Eastern shore of the Persian Gulf. Appearing like a big cat on the world map, it is one of the world's most mountainous countries, surrounded by the Alborz and Zagros Mountain Ranges. The population of Iran is about 66 million, double the 1975 population of 33 million.

Iran's capital of Tehran, with a population of around 12 million, is the country's largest city. The city is situated beside Mt. Damavand, a dormant volcano with a shape that is very similar to that of Mount Fuji (Japan). The city enjoys distinct four seasons, each year.

Marubeni Iran Co., Ltd. was established in Tehran in October 1952 and will celebrate its 50th anniversary next year. At present, the company has 47 employees of which 10 are Japanese. Mr. Osamu Noda is the current president of the company. The famous gas trunk lines that were used to transfer Iranian gas to the former Soviet Union were supplied by Marubeni Iran. The company also contributed to the Iranian State Railways, by supplying the signals and communication system.

Before the Islamic Revolution, Marubeni was active in a wide range of projects: general merchandise to raw materials, chemical products, iron and steel products, construction machinery, power plant projects, petroleum products and the export of crude oil. However, after the Islamic Revolution, activities were somewhat shifted in accordance with the Japanese financing and credit facilities giving more attention to the oil and gas industries (line pipes and Oil Country Tubular Goods (OCTG)) and to commodities such as paper and tires.

Iran's economy is heavily dependent on the export of oil (3.5 mbpd), 10% of which is exported to Japan. Ranked as the second largest producer in OPEC and with the second richest gas reserves after Russia and the second richest copper reserves after Chile, Iran has a very bright future in terms of increased trade and investments which can open up new and promising horizons for further business activities.



Azadi Tower, symbol of Tehran



The Marubeni Tehran office



Mount Damavand (height: 5670m)



Cyrus Sheikholmoluki (2nd from right) together with Osamu Noda (seated), President of Marubeni Iran, and other Metal Department staff

Cyrus Sheikholmoluki is one of the senior staff members of Marubeni Iran joining the company in June 1974 as one of the textile sales team, he was transferred to the Metals Department after two years. He promoted business development of flat rolled steel products, which recorded significant volumes of sales: Hot Rolled Steel Sheet in Coil (HRC) and Cold Rolled Steel Sheet in Coil (CRS) to local profilers and merchants, Hot-dip Zinc-coated Steel Sheet in Coil (GIC) to home appliance makers and Electrolytic Tin Plate (ETP) to canning companies and packers.

After only a few years, he was promoted to serve the president of the Tehran Office as an advisor and to be the welfare representative of the national staff. He managed the company during several evacuations of his Japanese colleagues from the country due to unrest caused by disputes with a surrounding country. He believes the Iranian market provides an excellent opportunity for Japanese businessmen to mold themselves as they have the chance to experience the tackling of various unexpected business puzzles, which will be a valuable asset as they continue their careers in other countries.

Looking ahead to a stable and sound future, Mr. Sheikholmoluki is determined to use his vast experience and knowledge to contribute to and expand his cooperation with the new company (Marubeni-Itochu Steel Inc.), which will be formed in October 2001.

Established: October 1952

Trading Region: Iran

Main business and products: Petroleum and petroleum products, ferrous and non-ferrous products, machinery industries, transportation and communication, chemical products, textile and general merchandise

Number of employees: 47 (as of August 2001)

Executives Coming Up

Essays from Top Management of Partners and Affiliates

Providing Top-Notch Service in the Refrigerated Marine Container Market

Hugh A. Fehrenbach

President
Carlisle Leasing International, LLC



Carlisle Leasing International, LLC, a majority owned subsidiary of Marubeni America Corporation (MAC), supplies intermodal refrigerated containers to third party shipping lines for the transportation of perishable commodities worldwide. It is the only marine container leasing company in the world exclusively dedicated to the refrigerated market.

As President of Carlisle Leasing International, LLC, I see great opportunities to develop the market for refrigerated marine containers, and to increase the earnings and market share of Carlisle Leasing. The need for refrigeration containers remains strong around the world, even during these times of economic uncertainty, due to the increasing worldwide consumer demand and year round availability of fresh produce, meats and seafood, and other quality perishable foods. These products continue to be desired, shipped and purchased by a widening population, even during economic tightening.

Refrigerated container lessors are further benefiting from the continuing migration of cargoes from conventional bulk refrigerated vessels to container vessels. The temperature and humidity controls of refrigerated containers permit the transport of high value food products and other perishable cargoes directly from harvest and processing areas to the end user with minimal damage and maximal efficiency. The convenience of container transport and the condition of the end product at delivery make our containers extremely valuable to our customer base and a critical part of the food industry transportation cold chain.

Carlisle Leasing is headquartered in Park Ridge (New Jersey), with branch offices in Walnut Creek (California), Copenhagen, Antwerp and Hong Kong. Carlisle Leasing also maintains a network of representative offices in Rotterdam, Buenos Aires, São Paulo, Melbourne, Sydney, Taipei, Seoul, and Tokyo giving the company a substantial presence worldwide. The company was founded in 1993 by Carlisle Companies Inc. of Syracuse (New York), Marubeni Corporation, and MAC. Subsequently, MAC, through its subsidiary MAC Leasing, was seeking investment opportunities in leasing companies occupying a niche within a larger industry. MAC found Carlisle Leasing to be a perfect fit. In January 1999, ownership was restructured to give MAC a 91% interest in the company. Net income at the company has now grown to $16 million on revenues of approximately $100 million, with a fleet of over $700 million of original equipment cost.

I have been associated with Carlisle Leasing since its inception in 1993, and have served as President since 1996. With over 25 years of experience in the industry, I have held senior positions with container leasing operators and refrigeration equipment manufacturers, giving me a unique perspective within the industry. In addition to my role at Carlisle Leasing, I am currently Chairman of the Institute of International Container Lessors, an association that establishes standards and practices for the marine container industry.

I believe the success of Carlisle Leasing is directly attributable to the experience, energy and focus of its management team and its 38 employees. Carlisle Leasing's success is further enhanced by the Company's association with MAC Leasing, a wholly owned subsidiary of MAC, and PLM Trailer Leasing, a MAC Leasing subsidiary and domestic lessor providing refrigerated over-the-road trailers to the food service industry within the United States. The success of these relationships leads Carlisle Leasing to seek other synergies within Marubeni. With Marubeni companies trading and shipping a wide range of industrial, agricultural and consumer goods and commodities worldwide via steamship lines and no doubt in containers, Carlisle Leasing hopes to work more closely with other affiliated companies to maximize business opportunities and profits, and leverage the potential within Marubeni.

Carlisle Leasing International, LLC



Address:
1500 Newell Avenue, Suite 600
Walnut Creek, CA 94596

Tel: (925) 946-4290

Fax: (925) 946-4295

Web Site: www.carlisleleasing.com

Established: 1993

Marubeni Ownership:
Marubeni America Corporation: 91%

Managing Division:
Plant & Ship Division

Main Business:
Leasing of intermodal refrigerated containers to third parties for the transportation of perishable cargoes worldwide.

Want Something Very Japanese?

Part VII — The World of Rocks and Stones

Rocks and stones are an awe-inspiring presence in mythology and history due to their size and beauty. Japanese gardens, built to create a representation of nature, have used rocks to form images from jagged mountains to rocky coasts. What is this Japanese fascination with rocks and stones and why are they so symbolic?

In early times, the stone itself was an object of religion in Japan. This may have resulted in naturally formed rocks and stones, throughout Japan, becoming legendary. When two stones are lined up close together they are called husband and wife stones and stones with smooth surfaces are called mirror rocks. Some stones are even said to be able to heal illnesses. Many of these rocks and stones continue to be treasured today.

In Japanese culture, there is no history of huge stone Buddhas; however, some Japanese regions have stone figures that serve as pilgrimage spots. In various places, there are even stone images of priests wearing red bibs. These are sometimes found in big cities and on street corners, and can often catch you by surprise.

Stone fences are a good example of stones being used in daily life. In early times, Japanese houses were primarily made of wood, but that doesn't mean Japan didn't produce stones, or didn't have techniques to quarry stones and stack them. The presence of volcanoes has blessed Japan with various stones such as granite and basalt. Nonetheless, stone buildings are rare. The reasons for the predominance of wood in past building construction are the abundant and easy supply of wood and the humid climate of Japan.

However, stone fences were made to prevent earth and sand from shifting as the topographical conditions of Japan forced people to create a life on mountainous slopes. Stone walls were developed not only as a means of security for a residence but also for reinforcement and reclamation systems of rice paddy fields.

The perfection and beauty created by the techniques for using stone are evident in the remaining castle walls, throughout Japan. Many people who visit Japanese castles or their remains are overwhelmed by the steepness and beauty of the walls of stone solidly stacked to create a defense against approaching enemies.



Roji Garden at Honpo-ji Temple (Kyoto)

Honpo-ji Temple is a family temple of Hon'ami Koetsu who was a famous artist in many genres during the Edo Period and this temple garden is said to be one of his works. A stone basin, stone lantern and stepping stones, which are indispensable items for *roji* (a garden outside a ceremonial tearoom), are evident in this garden and have since become common in all gardens.



Karesansui Garden at Tofuku-ji Temple (Kyoto)

Tofuku-ji Temple is a Zen temple founded in 1255 during the Kamakura Period. This temple's *Karesansui* Garden was created in 1938 and is one of the four Hojo Gardens. Each part of the garden was created to express individual scenery, similar to drawing a picture, such as an island or a mountain and stimulates the imagination of those gazing at the garden.

The techniques for building walls and castles registered dramatic improvement in the 16th century, known as the *Sengoku* (Warring States) Period in Japan. This was a period when many powerful feudal lords battled against each other for power and stone walls were built to create "impregnable" fortresses. A natural result was the development of stacking techniques explicitly for creating steeper walls.

In some locations, castles have been conquered or destroyed by natural disasters and other means, but the imposing appearance of stone walls remain.

Something evident in the stone walls is the intentionally formed gaps to secure drainage within the rainy weather of Japan. This step was taken to prevent water from harming the walls.

The most elegant way to use stones is within traditional Japanese landscape gardens. These gardens have been built all over Japan and mimic nature with ponds to indicate the sea and lakes and stones to represent rocky coasts and hillsides. In particular, the "*karesansui*" (dry landscape garden) uses no water, and represents splashing waterfalls by combining stones, and currents or ripples using white sand. Even unaware of the background behind the garden design, the gardens naturally lead you into quiet meditation. Before you know it, you close your eyes and begin listening for the sound of water.

In the 16th and 17th century, gardens began to be built next to outside tearooms as a representation of *wabi-sabi* and as tea ceremonies reached a penultimate position in society. The key areas of these gardens are stepping stones, stone basins and stone lanterns all with stones as their fundamental element. Initially, these stone structures had a practical rather than aesthetic purpose and were used to enhance walking, wash hands and light the garden at night.

As ages pass, stone becomes weathered and breaks into pieces which then form clay, the base ingredient for pottery. Here stone provides us with another quality, but let's leave that story for another time.

Stone Gallery

The World of Stones —Carved and Stacked

Japanese people have found mysterious powers in natural stones seen in a landscape and made these stones into objects of faith. They have also likened stones to islands or mountains as can be seen in Japanese gardens.

Presently, people sometimes find miraculous power even in crafted stones, such that castle walls and groups of stone Buddhist images made by Japanese in the old days are thought to have the power to protect.



Shosenkyo (Yamanashi)

The "Shosenkyo" ravine provides a superb view including distinct rock formations created by the weathering of granite. The symbol of Shosenkyo is the *Kakuenho* summit, located deep within Shosenkyo. Kakuen was named after a priest who practiced asceticism at its peak, which is only wide enough for a few *tatami* mats.



Stone Walls of Osaka Castle

Hideyoshi Toyotomi, who rose from the farming-class to become the national leader, started building Osaka Castle in 1583. After his death, Osaka Castle was destroyed in flames by Ieyasu Tokugawa, who moved the government to Edo (Tokyo). Almost every Japanese person knows about this tragedy. The castle was rebuilt by Tokugawa later when he commanded feudal lords to compete against each other in rebuilding the castle walls. Consequently, there are many advanced building techniques evident in this castle's walls.



Five Hundred Rakans *in Tachikuekyo Ravine (Shimane)*

Japan is littered with stone Buddhist images across its land. Among these is a guardian deity of traffic and an image to repose or console the souls of those who passed away in natural disasters or accidents. *Rakan* is a Buddhist term indicating a person who practiced the highest-level of asceticism. The Five Hundred *Rakans* originally referred to five hundred followers of Buddha who gathered after his death. Japanese people have placed faith in these "Five Hundred *Rakans*" since ancient times. You can find a number of stone Buddhist images in a variety of poses amongst the beautiful nature of mountains and hills as well as in paintings.

shosha Vol.69 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 69* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **shosha@liaison-kikaku.co.jp** by **December 10, 2001**. Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Masaaki Mukai
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com**
Please e-mail any comments regarding *shosha* to **shosha@liaison-kikaku.co.jp**

ISSN 0912-7704


R100
Printed on 100% recycled paper.

Printed in Japan

shosha

QUARTERLY • JANUARY 2002 • VOL.70


clean energy

The Feature Story

Using Nature Not Abusing It

—Advances and Applications of Clean Energy—

While clean use of energies such as petroleum, coal and natural gas are being promoted; many energy problems remain such as securing energy sources, global warming, CO_2, and coping with the dangers of nuclear power. The global environment issue has become one of the most important themes of humankind.

Using Nature Not Abusing It

● Advances and Applications of Clean Energy ●

At the December 1997 "Third Conference Of the Parties (COP3)" held in Kyoto, target greenhouse gas emission reductions for 2010 were established for industrialized nations. In this international gathering, Japan promised to reduce emissions by 6% compared to its 1990 standard. Just recently, the implementation plan for the Kyoto Protocol was ratified at COP7 in Morocco, minus the agreement of the United States.

Destruction of the environment, the 20th century's legacy, has led to the need to establish a socioeconomic system with a stable supply of clean energy and balanced consumption, the critical issue of the 21st century. This situation has brought the development of wind, sun, land, ocean and other natural energies back into the spotlight.

New Types of Conventional Energy Use

In addition to research and development of natural energy use, new use methods for conventional energies such as natural gas has also been promoted. Dimethyl ether (DME) can be produced from natural gas and other various kinds of hydrocarbon raw materials and is a clean energy source that generates neither sulfur oxides nor particulates (soot and dust) during combustion. Low toxicity and being easy to handle raise expectations for its potential applications as an alternative consumer and industrial fuel to LPG, a transportation fuel for diesel vehicles, a generator fuel for thermal power plants, and a hydrogen energy source for fuel cells. It is estimated that the potential DME market in Asia for power generation, transportation and home fuels will grow to about 100 million tons annually by 2010 (NKK Corporation's research) and is expected to be a practical new generation energy.

Marubeni and seven other companies, comprised of NKK Corporation, Toyota Tsusho Corporation, Hitachi, Ltd., TotalFinaElf, Idemitsu Kosan Co., Ltd, INPEX Corporation and Nippon Sanso Corporation reached an agreement in October 2001 to jointly establish "DME International Corporation" in Tokyo, to study the feasibility of DME production and sales. This company is focusing on cultivating the DME market with a target to initiate DME supplying in fiscal 2006. The business scale is presently estimated to be 800,000 to 1,500,000 tons annually.



necar5

The soon practical low-emission car (above and right image photos courtesy of Daimler Chrysler Japan Co., Ltd.)

Fuel cell vehicles are thought to be the real alternative for next generation low-emission vehicles. They are expected to be at a practical use level in 2003 and the competition over development of automobiles equipped with fuel cells is heating up in the automobile industry. One of the choices as a fuel for fuel cells is methanol. All the methanol available in Japan is imported and half of the imports, or about 1 million tons, are accounted for by the three trading companies of Marubeni, Mitsubishi Corporation and Mitsui & Co., Ltd.



Methanol

Filling up a methanol car

Methanex Corporation, the world's largest methanol manufacturer with a 25% share in the global methanol market, has formed a committee to promote the spread of fuel cell cars in Japan along with Mitsubishi and Mitsui. Marubeni also joined the committee in September 2001. This committee not only supports the spread of fuel cell cars in

Please send any inquiries or comments regarding the DME business to: kishimoto-t@marubeni.com *(Business Development Section (TOKB3M3), Energy Planning & Coordination Dept. of Marubeni Corporation, Tokyo).*

Japan but also intends to cooperate in the building of an infrastructure for methanol and is examining testing the running of methanol stands.

Fuel cells are an area where Marubeni is making a firm commitment. Marubeni has established a multi-tiered relationship with FuelCell Energy, Inc., a leader in fuel cells. In addition to investing $10 million in the firm, we are the exclusive sales agent for Japan as well as non-exclusive agent for most of the Asia-Pacific. The molten carbonate fuel cells that are the strength of FuelCell Energy are very efficient and environmentally friendly with even the exhaust heat recoverable as steam. Plans call for the devices to be sold to hospitals, supermarkets and other facilities for use in their co-generation systems.

Advanced Nation in Natural Energy Technology – Japan

Japan is a country of many volcano-rich islands surrounded by ocean, giving it a rich source of natural energy. The natural energies currently being developed include geothermal, small hydroelectric, oceanic energy, solar, wind and many other forms of power generation. Each has a large potential energy generating capacity and is full of promise for Japan in the future.

Japan began earnestly researching solar energy as a domestically produced energy in 1970, prior to the first oil crisis in 1973, and before earnest research and development of natural energies by the advanced world. Full-fledged research and development of natural energy started in 1974 as the main theme of the "Sunshine Project." From the 1970's to 80's, diversification of energy resources gathered attention with regard to the security of energy. Entering the 90's, natural energies that contribute to global environmental conservation returned to the spotlight and the "New Sunshine Project" began in 1993, with a target completion date of 2020.

Japan's development of natural energy technology is advanced compared to the West, but its penetration level is low. Two major reasons are the government's previous focus on nuclear power plants, which generate massive amounts of energy and less CO_2, and that the consumption of natural energy costs a lot of money. The 20th century was a time when the dream of "development" was pursued. However, those pursuing the dream failed to see the need for a social infrastructure, a task facing the industrialized world. Until now, the high cost of natural energy has existed in a vicious cycle where, it doesn't spread because the cost is high and the cost remains high because it doesn't spread.



The inside and outside perspective of a solar power cubicle in a solar power system (Nippon Institute of Technology).

There are great expectations that Japan will produce more efficient machines, improve manufacturing technology and such related to natural energies. In Japan, policy, systematic reform and deregulation have been promoted. For example, the Green Power System promotes the development of natural energy using donations from consumers, who support environment friendly power generation, was implemented in October 2000.

Household energy consumption accounts for 14% of total energy consumption in Japan and has increased 30% from 10 years ago due to an increase in number and use of electric home appliances. Japan is currently involved in the "HARBEMAN HOUSE (HARmony BEtween Man And Nature)" project, which aims to cover all household energy consumption with natural energy sources.

High Expectations for Solar Power Generation

Japan's active research and development of solar power since the early 1970's has enabled power generation efficiency of solar cells to grow dramatically and with the start of mass production of polycrystal silicon solar cells, manufacturing costs are 1/40 of their former level. However, the facility costs are still as high as about 900,000 yen per kilowatt (US$7,500) and power generation costs are about 70 yen (US$0.58) per kilowatt.

With the establishment of a government subsidy for building solar power generation facilities (about 1/3 of installation costs at general households) in 1992 and a system where electric companies buy excess power, demand has been increasing. If future technology development can realize power generation cost reductions to about 1/3 the current level, the cost will match the present costs of conventional electricity and spark a spread in its use for household generation.

Marubeni has been selling double-glass solar modules for buildings (facades, skylights, and sun shading) in Japan since 1998 as an exclusive distributor of Flabeg Solar International of Germany. Our solar modules are installed in many buildings of enterprises, universities and railway stations. On the other hand, Marubeni is exporting Sharp's solar module for residential roofs along with various materials and related equipment, to Europe, Asia and the U.S.A. The solar market is now rapidly expanding all over the world due to an increase in ecological consciousness. Marubeni has strong intentions to maximize business through the global trading of solar modules, materials, and related equipment.

Cost Reduction through Technological Development – Wind Power Generation

Full-scale research and development of wind power generation started in the 1970s and the Agency of Natural Resources and Energy conducted nationwide wind power generation tests following the oil crisis in 1973. Improvements in size, noise countermeasures and cost reductions have resulted in increases in the use of wind power generation, and Japan has become a leader in wind power generation technology. In the early 1980's, a single wind power generator generated about 50kW but this capacity increased to 250kW in the early 1990's, 500~800kW in 1995 and 1,000~1,500kW in 2000.

Along with increasing capacity, wind power generation costs have been greatly reduced from about 50 yen (US$ 0.42*) per kilowatt in the early 1980's to about 6 yen (US$ 0.05). As a result, wind power generation costs are competitive with nuclear power generation about 9 yen (US$ 0.08) per kilowatt and thermal power generation about 11.5 yen (US$ 0.10) per kilowatt. However, challenges such as making power generators larger and expanding wind power generator sites in mountainous areas or on the ocean surface remain. Based on wind condition research conducted by NEDO (New Energy and Industrial Technology Development Organization), about 25% of Japan is suitable for wind power generation and local governments and companies are working hard to promote the commercialization of wind power.

The 1997 result for wind power generation was 21,000kW and the goal for 2010 is 300,000kW. If 5,000 wind power generators are built nationwide, 20% (25,000,000kW) of total domestic energy consumption can be supplied and at least 10~15% can be easily supplied.

Marubeni currently operates wind power businesses at two sites in Hokkaido and one being constructed in Kagoshima, which were all subsidized by NEDO (New Energy and Industrial Technology Development Organization), and are outlined below:

The Shimamaki Wind Farm (Hokkaido), Wakkanai Wind Farm (Hokkaido) and Minami-Ohsumi Wind Farm (Kyushu) will respectively have installed capacities of 4,500kW, 14,850kW and 13,000kW. The normal household's energy consumption in Japan was 10,467 kW/year in 2000 (projection of the former Ministry of International Trade and Industry). Shimamaki and Wakkanai are already in operation, even though the construction at Wakkanai began in October 2000. Construction of Minami-Ohsumi began in November 2001 and if the second phase also proceeds according to plan, the wind farm will be one of the biggest to date with a total increased capacity of 26,000kW.



Wakkanai Wind Farm, one of the wind farms run by Marubeni

Unused Energy

In some industries such as the automobile industry, the development of hydrogen gas fuel cells has been accelerated. By reversing the process of electrolyzing water to generate oxygen and hydrogen, electricity can be obtained. Since its source is unlimited, attention is being focused on it as the energy for the 21st century. Recently, biomass power generation that uses waste as an energy source is increasing in industrialized nations. In Brazil and the United States, gasohol production is practical and sugar cane and corn are used respectively as raw materials.

Marubeni, jointly with Tsukishima Kikai Co., Ltd., acquired a license with sub-licensing rights to use biomass-to-ethanol technology developed by BC International Corporation (U.S.A.) in Southeast Asia including Japan. In this way, the company is pursuing further business expansion in the alcohol and ethanol areas.

Deregulation of Electric Power

The global trend to "deregulate electric power" is expected to promote the use of natural energies in the long-term due to the ease of adding facilities for solar, wind, fuel cell and other forms of power generation, which allows investment in phases. The trend is also luring many companies to set up clean energy businesses.

As a business model for industrialized nations, Marubeni acquired procurement, wholesale and retail know-how in the U.K., an advanced country in the deregulation of electricity. Marubeni is the first firm to start an electricity procurement and sales business for smaller generators (consolidation) in the U.K. in preparation for business not only in other European countries but also in Asia and Oceania where deregulation is expected to take place. In this business, Marubeni recently began selling 55,000kW of electricity collected from 16 power plants within the U.K. through Smartest Energy Ltd., a 100% subsidiary of Marubeni established in June 2001.

Plans are to acquire 250,000kW by March 2002 and 400,000kW (10% market share) by the end of 2002. Marubeni plans to be handling 800,000kW of electricity in 2005, and provide it with tax rights and

**The yen-dollar conversion was conducted at 120 yen to the dollar.*

benefits that are being conferred on clean energy sources. Furthermore, Marubeni has been taking on the challenge to acquire electric power generator assets in European markets and developing wind and biomass power generation businesses, which are expected to generate a synergy effect.

In August 2000, Marubeni acquired Mibugawa Hydro Power Station in Nagano Prefecture, Japan from Showa Denko K.K. The plant has a capacity of 32.2 megawatts, the maximum allowed capacity, and generates environment-friendly energy with no CO_2 emissions.

In the 20th century, mankind mined global resources under the slogan of "progress, develop, growth and competition." As one example, Japan has 2 million vending machines, which consume about the same amount of electricity as an average household. This translates into national power consumption of 1 million kilowatts per day, roughly the same power as that generated by one large nuclear power plant. Japan is trying to shift from such an abnormal energy consumption structure to use energies with little environmental burden. Research and development is showing signs of promise and an industry is in the throes of formation. Marubeni is committed to supplying the world with diversified energy industries including clean energy.



Mibugawa Hydro Power Station

Japanese Traditional Heater – *Kotatsu*



Left: A Japanese woman relaxing under a *kotatsu* in the hanging scroll Beauty in Kotatsu by Utagawa Toyokuni (early 19th century)

A "naked" *kotatsu* - minus the *futon* cover used to contain the heat



TV, tangerines and the *kotatsu* together form an image of winter in Japan. The *kotatsu* is generally a low wooden table with a heater attached underneath and a *futon* covering to warm up the lower part of the body. The origin of the *kotatsu* goes back to the Muromachi Period (1392~1572). In the early Edo Period**, a large, rectangular *kotatsu* for large rooms was popular even in the Imperial Palace. In the middle of the Edo Period, this heating device made the jump to ordinary households along with the spread of cotton *futons* and greater production of fuels such as coal and *tadon* (coal powder made into a round shape with glue). However, since it was troublesome to make fire with coal, which would often cause carbon monoxide poisoning, the electric *kotatsu* gradually spread from around 1955 on.

In other countries, heaters were developed to heat entire rooms. Although Japan also has room heaters, a culture has developed in which the *kotatsu* is also used when full heating of the room is unnecessary. This trend may arise from the Japanese cultural dislike for waste and value for simplicity. With its heating source covered by a *futon*, the *kotatsu* is very energy efficient and evaluated highly in terms of energy conservation. According to a survey, when a *kotatsu* is used in a room with a temperature of 10°C, the heating effect is 8°C, which would be equivalent to a room temperature of 18°C.

A recent program of the Ministry of the Environment, for the reduction of greenhouse gas emission, proposes to reduce the use of heaters and lights by 20% through having entire families spend time together in one room. This leads to an estimated CO_2 reduction of about 240kg a year, a saving of 11,000 yen (US$91.7) annually. Since the *kotatsu* is a heating device used by the entire family in the same location, it also has this advantageous result.

***Edo Period (1603~1868)*

@ction 21 "A" PLAN - *SPEED & CHALLENGE*

Although we are still in the middle of '*@ction 21*,' our two-year medium-term management plan, we are going ahead with accelerated drastic measures and implementation of the *"A" Plan*. This plan has been ready for a while now and takes advantage of the fact that we have arrived at an agreement with the Indonesian side regarding restructuring and reconstruction of the PT Chandra Asri Petrochemical Center.

First, we are writing off one-time losses of 208 billion yen to generate the following.

a. Accelerate write-off of those items which were planned in *@ction21*
b. Write off or reserve provision for potential loss-making items well in advance

Second, we are improving core earnings for FY2002 (fiscal year ending March 31, 2003) by 45 billion yen.

Third, we are accelerating repayment of consolidated net interest-bearing debt from the original 2.8 trillion yen to 2.65 trillion yen.

We are cleaning up hidden losses by revaluating listed stock and writing down real estate and group firms during FY2001 in order to dispel worries of potential expanding losses, assuming that the economic environment will indeed worsen. At the same time, we are accelerating the reorganization of loss-making businesses planned in *@ction 21*.

We are thereby definitely succeeding in our drop-and-recoup earnings improvement and shareholders' equity for FY2002 and beyond.

Special write-offs and provisions

(1) Accelerated planned write-offs: consolidated 94 billion yen, non-consolidated 118 billion yen.
(2) Provisions against potential losses: consolidated 114 billion yen, non-consolidated 146 billion yen.

Forecast for First Half of FY2001

The forecast for financial results for the first half of this financial year after implementation of one-time write-offs is consolidated net profits of -107 billion yen, non-consolidated net profits of -167 billion yen and consolidated shareholders' equity of 271 billion yen.

Forecast for FY2001

Affected by the one-time write-offs, financial results for the entire period will be consolidated net profits of -105 billion yen, non-consolidated net profits of -160 billion yen, consolidated net interest-bearing debt of 2.9 trillion yen and shareholders' equity of 275 billion yen.



Tohru Tsuji, President and CEO, Director of Marubeni

Management Issues: Bolstering Corporate Strength

We had endeavored to bolster our corporate strength through implementation of the restructuring plan, but it has become clear that the changes in the economic environment have taken place at a much faster pace than we expected.

In order to respond and step up to the challenge posed by these changes, we are speeding up the action to further bolster our corporate strength. We are, therefore, strengthening our earnings base over the long-term by focusing on strategic fields and concentrating our management resources, looking towards making long-term strategic moves in fields that are expected to grow, and correcting our cost structure. We are also boosting our financial strength by reducing interest-bearing debt, securing liquidity, decreasing our risk assets, and speeding up growth of shareholders' equity.

Implementation of Drop-and-recoup Earnings Improvement in FY2002

Implementing plans in the midst of this severe economic environment will improve core earnings in the next term by 45 billion yen. This improvement plan takes into consideration worsening conditions in the next term, and is formulated on the basis of no expected recovery in the commodity market situation. No tasks will be left undone within the group after these one-time write-offs. We therefore believe that improved earnings are a definitely achievable possibility starting in the next term.

Financial Targets in FY2002 (Consolidated Basis)

Financial targets for FY2002 have been reduced downward from the consolidated net profits listed in *@ction 21* of 50 billion yen to 30 billion yen, on the assumption that the business environment will continue its decline. These figures represent only those items that will definitely be achieved — even within the worsening environment — and do not include any transient capital gains, etc.

Regarding financial strength, the implemented write-offs have led to a drop in consolidated shareholders' equity from the 400 billion yen listed in *@ction 21* to 300 billion yen, although net interest-bearing debt has been disposed of at a much faster pace, with 2.65 trillion yen already gotten rid of, which is a faster pace than the 2.8 trillion yen in *@ction 21*.

In Summary:

Restructuring in our Group seems to have taken place one or two years late. The clearest example of this is the PT Chandra Asri Petrochemical Center, although its restructuring plan has also now been put into place. We have finally managed to undertake the drastic restructuring we needed.

The future economic environment continues to be uncertain, and contains the possibility of even further deceleration. The current plan is solidly buttressed since it includes no uncertain listed earnings whatsoever.

The present write-offs are at once a break with the past and a firm step in the direction of dispelling, in one fell sweep, all uncertainties about the future. Thanks to this, we feel certain that our results as well as our corporate strength will show significant improvement, beginning next term.

Establishment of Marubeni-Itochu Steel Inc.

In October 2000, Marubeni and Itochu Corporation announced the initiated studies into the integration of their steel product operations with a spirit of equality. In June 2001, the general shareholders meetings of both firms agreed that the new company, to be spun off from the parent companies, would inherit the marketing and sales related to the steel products of both firms.

Following earnest pursuit of preparations for the integration, the steel division of Itochu and the Steel Products Division of Marubeni were spun off and integrated into the new firm Marubeni-Itochu Steel Inc. (paid-in capital: 30 billion yen).

Selected by NHK for Digital Hi-Definition Video Transmission Service between Japan and America for 2002 Winter Olympics

NEXION Corporation, a member of the Marubeni Group, was selected by the Japan Broadcasting Corporation (NHK) to provide video transmission service for digital hi-definition relay broadcasts of the Salt Lake City Winter Olympics, to be held in February 2002.

Furthermore, the international video transmission service, for which this contract with NHK covers, will be implemented with the following advanced characteristics.

1. High reliability redundant configurations totally duplexed with separate routes between and within Japan and America.
2. Realized multiple channel hi-definition transmission of 622Mbps with a first of its kind large capacity line.
3. Hi-definition bit rate of 60Mbps.
4. Optical fiber transmission with multiplex waves on international and Japanese lines.
5. Realized non-compressed hi-definition transmissions (1.5Gbps) between the NEXION Line Center - and NHK using dark fiber.
6. Introduce real-time transmission quality monitoring using an automatic video and sound evaluation device.

NEXION was established as a 100% subsidiary of Marubeni in November 2000 with the expected phenomenal growth in the delivery of dynamic video contents that would accompany the digitalization of recording and delivery in the broadcasting field and the introduction of broadband access lines in the communication area. NEXION provides new broadband services that utilize the international submarine optical fiber cable, backhaul and backbone lines in Japan, regional optical networks and such communication infrastructure owned by the Marubeni Group.

In March 2001, NEXION established Nexion Media, Inc. in the U.S. and presently has network operation centers (NOCs) in Los Angeles and Seattle. The company plans to add NOCs in New York and Washington.

NEXION also established a London Branch at the end of September 2001, to serve as the European base, and is also planning to establish an NOC in Paris. NEXION is planning to provide global transmission services specializing in videos for broadcasting firms in the United States, Europe and Asia. Simultaneously, NEXION is proceeding with preparations to form a business related to the storage and distribution of video contents utilizing broadband IP networks.


Beijing
Seoul
Tokyo
Hong Kong
Seattle
Los Angeles
New York
Washington
London
Paris
NEXION's international network

Receive Order for Large Search and Rescue Jet for the Japan Coast Guard (JCG)

In October 2001, Marubeni and its subsidiary Marubeni Aerospace Corporation obtained an order for two large jets from the Japan Coast Guard. The JCG has planned the purchase of a search and rescue aircraft, based on a business jet with long flight distance capabilities and equipped with search and radar and other equipment in response to the frequent piracy incidents in the waters of Southeast Asia. The Agency formally finalized an order for the G-V made by Gulfstream Aerospace Corporation (U.S.), proposed by the Marubeni Group. This contact is the first transaction between the agency and the Marubeni Aerospace Group and the order amounts to 11.22 billion yen (excluding some instruments and accessories). Delivery is scheduled for fiscal 2004. The contracting party is Marubeni Aerospace.


The G-V made by Gulfstream Aerospace Corporation

The two aircraft for which the order was received is based on the G-V and will be equipped with search and monitoring radar. Gulfstream is the largest maker of business jets in the world and has delivered several special mission aircraft to the U.S. government and others. The aircraft that were ordered will be full-on crafts with flight distances of more than 10,000 km and are expected to contribute to search and rescue activities in distant areas.

Marubeni Aerospace is the sole sales agent of Gulfstream in Japan and has previously delivered five aircraft for the Air Self-Defense Forces to the Defense Agency and two to the Civil Aviation Bureau of the Ministry of Land, Infrastructure and Transport. Marubeni Aerospace will utilize the opportunity presented by this order to continue efforts to expand transactions with governmental offices in Japan for Gulfstream aircraft.

Established Joint Venture with CombiMatrix, a U.S. bio-venture, in Japan

The creation of CombiMatrix KK (paid-in capital: 2 million dollars) marks an aggressive stride taken by Marubeni in its recent endeavors to tackle the emergent industries in Japan. The Japan-based joint venture between Marubeni and a U.S. microarray manufacturer, CombiMatrix Corp., was established in October 2001, in order to capitalize on the burgeoning biochip/microarray market in Japan. In the initial stages, the joint venture company will focus on marketing

CombiMatrix's microarray products in Japan while aiming to locally manufacture them in the future.

Microarrays, also known as biochips, are research and diagnosis equipment utilized in biological laboratories to detect the presence of certain macromolecules. CombiMatrix's microarray technology has a significant advantage over the current products due to its remarkable speed, accuracy, and robustness in arraying and detection techniques. Their proprietary arraying method, based on electrochemistry, confers a significant degree of versatility in applications (from nucleic acid to peptide to saccharide chemistry) in addition to enabling a seamless interface to a computer and other electronic devices.

For the time being, the joint venture will engage in the sales and licensing of the "CombiMatrix Single Platform for Discovery TM," the new generation microarray system developed by CombiMatrix Corp., and concurrently pursue R&D collaborations with Japanese universities and research institutions. The company is planning on manufacturing the microarrays in Japan in the future, as demands rise.

The current value of the global microarray market is estimated to be 1.1 billion dollars, of which Japanese segment accounts for 10%. Japan constitutes the second largest single market after the U.S. and is the most rapidly growing domestic microarray market among all nations. By leveraging such an opportunity, CombiMatrix KK aims to attain 30 million dollars in sales in the next four years. Marubeni and CombiMatrix agree that this estimate is conservative, considering the superior technology and competitive prices of their products. The worldwide microarray market is expected to further expand to 5 billion dollars by 2005.

Marubeni's other activities in the biotech sector include technology transfers into and out of Japan, incubation of biotech startups, foreign and domestic private equity investments, and consulting services for mid-stage domestic bioventures. The investment in CombiMatrix KK reflects Marubeni's aim to establish a foothold in the growing biopharmaceutical and university-affiliated research industry in Japan.



CombiMatrix's mainstay product



Marubeni Donates US$500,000 to the American Red Cross for Victims of the Terrorist Incident

For the victims and their families of the September 11 terrorist attacks in the U.S. and to contribute to the rescue and restoration activities, Marubeni and Marubeni America Corporation donated US$500,000 to the American Red Cross. The funds will be used as emergency relief for the victims and their families.

Marubeni America is actively involved in many other support activities including the providing of temporary offices for victim companies, the matching of donations made by employees and contributing to the funds organized by the Japanese Chamber of Commerce and Industry, and the Nippon Club in New York. Marubeni also contributed to the Keidanren donation and some of directors and employees have made individual donations.


Cross
New York

Noritsugu Watanabe (photo right), Corporate Vice President, Director, General Manager for North America & Central America of Marubeni presenting a donation to the Red Cross (U.S.)

Introduction of a security system against cyber terrorism from Israel

Marubeni has entered into an agreement with Alfina Security Ltd. to become the exclusive sales agent of Alfina's computer network security system in Japan and to establish a joint venture in Japan.

Alfina Security Ltd., based in Israel, is developing and producing comprehensive security systems for both government and private sector. Alfina's enterprise-wide solution involves a process that includes diagnosing, planning, implementing and monitoring of the current security system. Led by a management team of unmatched experience and expertise, Alfina has built its reputation by implementing a state-of-the-art security system with Israel's Ministry of Defense and other government institutions, as well as a number of leading financial institutions in Israel and Europe.

Compared to other leading countries, Japan has underestimated the importance of network security. However, the recent Code Red and Nimda viruses have alerted Japan. For example, attacks on homepage sites by hackers, leakage of personal online information, as well as the penetration and theft of information from online financial networks. Japan has become highly aware of the importance of network security and the establishment of a strong defense against cyber-terrorism.

Unfortunately, the current security system, including traditional firewall does not provide diagnostic tools. Moreover, current tools can not identify the source or nature of the intrusion. Alfina solves these problems by first offering a uniquely comprehensive diagnosis and an evaluation of the organization's existing security architectural strengths and weaknesses. Based on these diagnoses and by combining the top security products available, Alfina then develops and implements a comprehensive, end-to-end security solution for the entire organization. By providing an integrated "firewall suite" type system across the entire organization, all possible points of entry are defended against penetration. The installation and implementation of Alfina's security solution does not slow down the organization's network. Furthermore, Alfina's solution can also be integrated to strengthen the existing security systems.

Marubeni has already started to introduce Alfina's security system to Japanese government institutions, famous railway and airplane companies and other companies that are in need of high level security. Marubeni is also preparing to install Alfina's security into its own network. We are currently estimating sales of 10 billion yen by 2004.

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Warsaw Office

Poland boasts the largest area (313km²) and population (approximately 38,640,000 people) of any country in Central Europe. It is an important location in the interchange between Central and Eastern Europe as it borders seven countries including Germany, the Czech Republic, Slovakia and Ukraine. With the collapse of the communist regime in 1989, the country shifted to a market economy and immediately implemented drastic economic reforms called "Shock Therapy." Since 1992, the gross domestic product has continued to show positive growth. The current biggest goal of the country is the earliest possible entry into the EU.

The Warsaw Office opened in 1970 and came under the umbrella of Marubeni Europe plc in 1998 with the corporate decision to implement the strategy of administrative integration in Europe. The Office had been involved in all industrial aspects, so that it could contribute to the economic development of Poland. However, it has now transferred the automobile, construction machinery, and power areas to specialized firms and currently handles other areas. Simultaneously, they are considering the attracting of Japanese companies and business investment.

Leszek Zurowski has worked for the Warsaw Office for over twenty years and has a strong network in the Polish textile industry. The fabric, polyester and other textile materials, imported from makers in Asia via the Hamburg Branch is a major pillar of the office and Marubeni boasts the top position, in this area, among general trading companies in Poland.

There has been an increased consumption of non-woven fabrics produced from these materials in recent years, which include sanitary products, construction materials, decorative materials, furniture and car seat cushions. The office is currently focused on non-woven fabrics, which have been positioned as a critical market in the fabric materials area.



Panorama of central Warsaw



Freta Street – old town of Warsaw



Staff of the Marubeni Warsaw Office



Leszek Zurowski at his desk

Poland is a large country with customers scattered throughout the countryside and servicing customers requires driving more than 5,000 kilometers a month on unpaved country roads. However, Leszek Zurowski's efforts that are motivated by his belief that this growing area must be expanded now, has resulted in his attaining a high degree of trust from customers and overseas suppliers. In addition, for quite some time Poland has been known as one of the European countries that most favors Japan. The resulting good relations with customers has been a strong benefit for business, making it possible to obtain information on related fabric plants and chemical raw materials.

Established:
1970

Trading Region:
Poland (also, the Czech Republic and Hungary as needed)

Main business and products:
Plants, facilities and machinery, medical equipment, etc.
Copper, zinc and other metals
Chemical products
Marine products, food products
Apparel, industrial and interior materials, fabrics

Number of Employees:
8 (as of October 2001)

Executives Coming Up

Essays from Top Management of Partners and Affiliates

Adapting to Changing Business Environments

Eddy Bogaerts

Director
Vice President
N.V. Nissan Belgium S.A.



Only a few days after my graduation, I joined N.V. Nissan Belgium S.A. as a commercial engineer. Circumstances allowed me to follow the evolution of the company almost since its establishment in 1966. Distributing an automobile brand is unlike any other article; it is a product that raises interest in the majority of people. In those early days, it was not easy to find dealers to sell "Datsun" automobiles that came from another mostly unknown country, and initially there were certainly concerns regarding quality matters.

Nevertheless, the company started expansion in 1970 (sales of 3,044 units) and invested in a new site where it is still located today. Since, more than 570,000 units of Nissan (and Datsun) have been sold in this small Kingdom of Belgium and Grand Duchy of Luxembourg territory. The early nineties were very prosperous times; however, due to the Japanese situation and our supplier's financial problems more difficult circumstances followed and still remain today.

In Europe, it is not really customary to work for the same company for over 31 years. However, instead of changing from one company to another, as many of my fellow classmates did, the advantage of a Japanese company was that the job content changed very often in the beginning of my career. This seems better to me then continually doing the same kind of job at different companies. After 1977, when I, rather unexpectedly, became finance manager, the economical environment with the oil crisis kept life very interesting. In fact, the most interesting part of business is trying to foresee changes, creating business plans that deal with several scenarios for the future and to keep making profits under any circumstance. In this respect, the past is useful to better predict what is to come.

Today, we are faced with many new challenges. The economical outlook is being changed by the inconceivable terrorist attacks that occurred. On the other hand, our automobile distribution business will be drastically changed by an expected new European legislation next year. The final decision on which of the three existing scenarios, for the legislation, has not been made, and we are faced with the dilemma of having to prepare for each existing scenario and their consequences.

Through various economical environments and with both competitive and less competitive models, our Nissan Belgium group of companies has been able to show yearly profits for over 20 years. We remain confident that with flexible adaptation to the changing circumstances, we can continue to make a contribution to Marubeni, our shareholder.

N.V. Nissan Belgium S.A.



NISSAN

Address:
Boomsesteenweg 42,
2630 Aartselaar

Tel: 32-3-870-3201

Fax: 32-3-870-3210

Established: 1966

Marubeni Ownership:
Marubeni: 95%
Marubeni Europe plc: 5%

Managing Division: Transportation & Industrial Machinery Division

Main Business: Import and distribution of Nissan automobiles and parts

Want Something Very Japanese?

Part VIII — Enlightenment of Fire Festivals

Since the beginning of civilization fire has played a central role in lighting the dark, warming the body, cooking meals and drying wet objects. Fire has also represented "cleansing." Various fire festivals that take place nationwide around the New Year are held to remove any possible misfortune and bad luck before entering the new season.

One major fire festival is held at Mt. Wakakusa in Japan's ancient capital of Nara on New Year's Day. The mountain is also called Mt. Mikasa (*"Mi"* represents the number 3 in Japanese) because three mountains overlap each other there. Once the fire is started, it spreads over the 342m-tall mountain and burns the entire surface within about 30 minutes. This magnificent event dyes the sky bright red and has been held annually since 1780. It is actually quite practical to burn fields and mountains, as this helps trees and plants bloom in the coming spring. Nevertheless, the event has also taken root as a grand annual event for welcoming in the New Year.

There are other various New Year's events held nationwide around January 15, New Year's Day according to the lunar calendar, mainly for the purpose of praying for a good harvest. Around the same time, another fire festival called *"Donto-Yaki"* is held throughout the nation.

In this festival, people build bonfires around wood brought down from the mountains at a special site on the edge of the village that is called a *"Donto-ba."* After starting the fire, villagers proceed to throw their New Year's decorations made from straw or pine into the bonfires. They also throw their first writing of the New Year into the same fire with the wish that they can improve their handwriting. Another tradition is that eating rice cakes baked in this fire will prevent diseases and disasters. Today, however, the event has taken root as a fun time for children.

Since fire played a lot of different roles, the meanings of fire festivals vary.

Around *bon*, which is primarily celebrated around mid-summer, fire festivals such as *"Daimonji-yaki"* are held where large fires in the shape of *"daimonji,"* meaning the "Chinese character for big," burn on the sides of mountains. The fire festivals of this season often are meant to welcome, send off and calm down the sprits of ancestors. Many of the fire festivals held in the fall – winter period are supposed to cheer up the weakened sunlight.



Mt. Wakakusa burning and the five-storied pagoda of Kofukuji Temple in Nara. One version of the stories about this festival's origin is that it developed out of territorial struggles among Nara's renowned temples, Kofukuji, Todaiji and Kasugataisha



Donto-yaki: Some regions have different names for the festival and the actual events differ from place to place. The photo shows the *Donto-yaki* held on January 14 at Osaki Hachimangu (Shinto Shrine) in Sendai City. Young men are visiting the shrine wearing only a strip of white cotton across their stomachs and sacred straw rope around their waist. This is called *"Hadaka Mairi* (naked visit)*"* and is said to have been started by a *Toji*, chief sake brewer in Akita Prefecture, a home of sake brewing. The set of Chinese characters on the flags in their hands call for an abundant harvest of grain

Fire, however, also has scary and destructive power.

When people in Japan list things they are scared of, they often mention earthquakes, thunder, fire and their fathers. There are lots of fires during the dry winter season in Japan. In the Edo period (1603~1868) when most of the buildings were made of wood, Edo (modern day Tokyo) had so many fires that people often referred to it as the "city of fires and fights." In addition, historically, huge fires would occur once every couple of years. During this period, arsonists were punishable by death and people still relate the sad love story of *"Yaoya Oshichi"* today. In this story, Oshichi, for whom fire had a significant role in the first meeting between her and her lover, commits arson in the hope to be able to see her loved one and was executed by fire in 1683.

Around the same period, many ordinary people paid visits to the god of *hifuse* (prevention of fire) enshrined at Akiba Shinto Shrine in Shizuoka. The shrine was often visited during a pilgrimage to Ise Shrine, which at that time was one of the prime forms of entertainment for ordinary people. Each year, the Akiba Shinto Shrine holds a fire festival for preventing fires on December 15 and 16.

There is also an event held from New Year's Eve to New Year's Day in which large chunks of wood are placed in the fireplace and burnt all night. Keeping a fire burning as the year changes is said to represent that the old (year that is passing) creates the new, and people wish for rebirth and permanence through it.

Fire Gallery

Fire as Light

Fire has been used as a source of light in many different ways according to the ideas of different periods. Fuel such as kerosene, candles, logs and coal were considered and at one point in time, people started using paper to guard plates of fire from wind, which became a simple lantern used for moving from room to room in the dark. Today, electricity has replaced this role of fire. However, we still find remnants of such fire use in old village households and the each region with fire festivals.

Taimatsu (Torch)— Fire Festival of Nachi

The word *Taimatsu* contains the Chinese character for pine tree. Pine trees, which are rich in oily content compared to other trees, have often been used for *Taimatsu*. However, other kinds of vegetation have also been used for torches since ancient times till, in some areas, the beginning of the 20th century.

This primitive form of light can be seen at festivals in many places but at the *"Nachi no Himatsuri"* (fire festival of Nachi), it is especially remarkable. This festival is held on July 14 at Kumano Nachi Taisha (Shinto shrine) in Wakayama Prefecture and 50kg torches are lit during the festival. This is called *"Daitaimatsu* (Great Torch)."

The festival represents a religious ritual for praying for the birth and development of all creatures. Twelve great torches with bundles of vigorously burning cypress logs are carried in this festival. The official name for this festival, however, is *Ogi Matsuri* (Fan Festival) and a red fan-shaped portable shrine, carrying the god, follows the great torch.

Chochin (Lantern) —*Kanto* Festival

Chochins used as portable lights spread during the Edo period. Consequently, people began walking around the town after dark. Typically, a candle is surrounded by spheres of thin bamboo to which paper has been glued to block the wind. The construction of the bamboo spheres of these Japanese lanterns allows them to be collapsed vertically.

There is a festival held in Akita City, in the Tohoku region of Japan, in which people compete over their *kanto* skills by hanging many lanterns on bamboo poles or *kanto*. The festival is called *"Kanto Festival"* and is held from August 4~7. The *kanto* sometimes weigh more than 50kg and as done in the past, candles are lit in each lantern.

This dates back to the 18th century and its objective was to drive drowsiness away during the summer. Today over 200 *kanto* can be seen taking part in the festival.

Irori (Fireplace)

A common scene in Japan, before the spread of electric appliances, was the family – grandpa, grandma, mom, dad and the children – gathered around an *irori* telling Japanese folk tales.

The *irori* played a central part in Japanese farm life as it had many distinct roles including being a heater, stove, light and drier.

An *irori* is topped by a hook hanging from the ceiling and its height is adjustable. People hung a pot on the hook to cook meals or placed a bamboo net over the *irori* to dry clothes and such. A common belief is that the *irori* is an altered form of the fire pit from ages past.



Some people believe that a god of fire lives in the *irori* and among the traditions surrounding it was that the master of the house sat at a designated spot. Although *irori* are difficult to find these days, some people go out of their way to find old houses with *irori* to live in. The *irori* in the photograph is from Kusakabe Mingei Kan folk craft museum in Hida Takayama, Gifu Prefecture.

The origin of *kotatsu*, a type of heater used in a typical household in Japan today, introduced in the cover story (p. 4) is said to be a wood frame over an *irori* that was covered with cloth.





shosha Vol.70 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 70* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **shosha@liaison-kikaku.co.jp** by **March 10, 2002.** Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Masaaki Mukai
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com/**
Please e-mail any comments regarding *shosha* to **shosha@liaison-kikaku.co.jp**

ISSN 0912-7704
R100 Printed on 100% recycled paper.
Printed in Japan

MARUBENI

shosha

QUARTERLY • APRIL 2002 • VOL. 71


television

The Feature Story:

Have you been watching TV lately?

- A look at the past, present and future of TV in Japan -

In Japan today, the average household has over two TVs and in many homes the TV is always on. Although Japanese are able to receive terrestrial, BS/CS and cable broadcasts, it is not uncommon for TVs to be used as clocks, alarm clocks, or a source of weather information. In addition, the TV is also used as a monitor for watching videotapes and DVDs, viewing digital photos and playing TV games.


Have you
been watching
TV lately?

– A look at the past, present and future of TV in Japan –

According to a study in 1999, each Japanese household owns an average of 2.3 TV sets and the TV penetration level is 99.3% (National Consumption Fact-finding Study/ Ministry of Public Management, Home Affairs, Posts and Telecommunications). The year 2003 will mark the fiftieth anniversary of the start of TV broadcasting in Japan. Following various technological developments; receivers have transformed from black and white to color, screens have enlarged, quality has improved, the actual size of TV sets has become more compact and various other changes have occurred. In addition to these, the Japanese are now presented with a wealth of different forms of TV including BS, CS, CATV, and digital high-definition television (HDTV). With all these developments to TVs, in what ways have Japanese come to enjoy TV?

Do Japanese like TV?

Japanese are said to be "TV lovers," and particularly Japanese women are said to watch twice as much TV as women in other countries. In 2000, the average daily TV viewing time of Japanese (weekly average divided by days) was 3 hours and 45 minutes. In 1990, the daily viewing in Japan was 3 hours and 16 minutes and further back in 1985, the first year of the study, it was 3 hours (NHK opinion poll). Thus there is a clear indication that the viewing of TV by Japanese is increasing annually. This leads to the question of why TV viewing is growing in Japan despite the increase in alternative entertainment.

One characteristic of Japanese TV viewing is that watching TV during meals has become a common part of daily life for many. This is in part due to the living conditions (small kitchens, combined dining and living rooms) and family situations (increase in nuclear families living independently); however, it also demonstrates that TVs are entrenched as part of the normal everyday life of today's adults who grew up watching TV. Increased TV viewing time is also a result of societal factors such as an aging society, increased time spent at home due to the spread of the 5-day work and school weeks, and the decrease in children playing outdoors. Moreover, in the recession following the collapse of the bubble economy, the fact that TV is a free form of entertainment has also had somewhat of an influence.

History of TV Penetration in Japan

The full-fledged era of TV broadcasting in Japan came with the opening of the NHK (Japan Broadcasting Corporation) Tokyo TV Station in February 1953 and the establishment of the Nippon Television Network in August of the same year. When NHK began operations, there were 866 TVs nationwide. At that time, TVs themselves were luxury items costing 230,000~290,000 yen (average salaries of college graduates at the time being about 10,000 yen). As of November 2001, the number of households contracted with

Mini History of TV in Japan

- **1953** NHK TV broadcasting station opens; Private TV stations open
- **1959** NHK Tokyo Educational TV station opens; Crown prince's wedding (NHK reception contracts approximately 3.46 million households)
- **1962** TVs sold surpasses 10 million units (penetration 48.5%)
- **1964** Transmit images of the Tokyo Olympics to the West via satellite
- **1971** NHK general broadcasting becomes entirely color
- **1975** NHK becomes first TV station to broadcast live from Antarctica Color TVs sold surpasses 20 million units
- **1982** Multiplex TV broadcasting starts
- **1983** Captioned broadcasting for the hearing impaired starts (Tokyo, Osaka)
- **1987** 24-hour broadcast satellite service starts
- **1989** Satellite broadcasting starts; Launch of first private Japanese communication satellite (JCSAT-1)
- **1994** Practical HDTV broadcasting starts
- **1995** NHK international broadcasting starts
- **2000** BS digital high-vision broadcasting starts
- **2001** NHK reception contracts total about 37.6 million households (penetration 99.9%)

the quasi-governmental corporation NHK, which operates by reception charges paid by viewers, was 37,601,280 households. This represents a penetration level of more than 99.9%.

Enjoyment as a TV

In Japan, nationwide terrestrial wave broadcasting is conducted by NHK (two stations: general and educational) and five private broadcasting networks headquartered in Tokyo. In addition, there are also 129 TV stations including UHF stations. Private stations operate on program sponsorship and spot advertisements, allowing for free viewing. On the other hand, NHK, a quasi-governmental corporation, employs a system in which each household pays a monthly reception fee. According to a survey of TV viewers, 82% of respondents said they liked TV (like very much and like) and 75% responded they had TV programs they always watched. Basically, Japanese like TV and almost everyone has a favorite program.

Within the past ten years, satellite broadcasting, a competitor of terrestrial broadcasting, has increased its penetration. Presently, Sky PerfecTV enjoys 2,889,088 contracts, NHK's BS broadcasting stations (Nos. 1 and 2) have 10,948,816 contracts and the analog BS broadcasting station WOWOW has 2,544,081 contracts while its digital counterpart has 141,912. Although these stations broadcast for a fee, the content is being enhanced and contracts are increasing annually. The spread of CS broadcasting, which provides a great amount of channels, has also been remarkable in the past few years. Add to these developments the starting of CS110 degree broadcasting, including the just started BS digital broadcasting, and further penetration of satellite broadcasting is foreseen.

One other form of TV broadcasting is cable broadcasts. In Japan, it is also possible to view satellite broadcasting via CATV and each CATV channel broadcasts its own unique content. In addition, internet services provided by CATV companies and telephone services that utilize the internet lines have attracted people's attention. However, CATV has not spread as it has in the U.S. due to various problems including infrastructure.



Expanding channels of CATV will attract more attention in the age of digital broadcasting

Marubeni has been developing the CATV business in the Kanto and Kansai regions in the following two ways. One is, through direct investment in local CATV companies, to provide multiple channel broadcasting and internet services to residents. The other is, through cooperation with prominent partners as a Multiple Systems Operator, to provide various kinds of broadcasting and communicating services to many CATV companies. In the coming age of digital broadcasting and broadband communications, the company is convinced that CATV will attract more attention as a leading tool and is ready to reinforce the business.

Presently, the phenomenon of having many channels available has not yet spread in Japan like it has in the U.S. (average of 62 channels according to 1999 study). However, the current trend is to further diversify one's TV life by adding new forms of broadcasting, such as satellite and cable, to terrestrial broadcasting.

Use as a Monitor

TVs are being used as a monitor for reproducing images in addition to serving as a receiver. A representative example of this is videos, which have been a central presence of the secondary use market. However, this market is in the midst of a shift to DVDs with movie software producers switching from video to DVD production. The total video-related consumption in fiscal 2000 was 275,702 million yen, a year-on-year figure of 109.9%. The growth in DVDs has been particularly remarkable with figures reaching 346.3% compared to the previous year, at 104,713 million yen. Thus sales are rapidly approaching those of videos, which have a 45.7% share.

Video cameras and digital cameras have also become common and many people view the images they have recorded on a TV monitor (playing them on PCs is also increasing).

In addition, there is also the well-known Japanese product, TV games. These new games, beginning with "Famicon (Nintendo)," have not only transformed the lives of children but created massive hits that have enthralled adults. Today, new software is being continually developed and with the release of high performance game machines Japanese continue to enjoy TV games.

TV in the Future

The Digital Era

Presently, the TV industry is focusing its efforts on and has bright expectations for digital TV. Digital broadcasting of satellite broadcasts is already underway and will be initiated for terrestrial broadcasting and CATV in 2006. Full digitalization of terrestrial broadcasting is scheduled for 2010.



NEXION Corporation, delivering video transmission and hi-definition relay broadcast services

There are many special features to digital TV such as multi-channels, HDTV, digital stereo sound, interactivity, T-commerce, data enhanced casting, data storage and searching, digital compression, quality sustainability and electric program services. It is truly a new TV system full of enormous potential. In particular, interaction, commerce and shopping are possible with the T-commerce function, which is drawing attention in many industries with which tie-ups are needed. Since the sending of information from viewers is indispensable to this system, CATV and other communications businesses are also showing great interest.

Digital TV has the optimal functions for the future broadband era and along with the Internet and mobile communications is sure to become a big part of our daily lives.

NEXION Corporation, a member of the Marubeni Group, successfully provided video transmission services for NHK's digital hi-definition relay broadcasts of the Salt Lake Winter Olympics, held in February 2002.

NEXION was established as a 100% subsidiary of Marubeni in November 2000 with the expected phenomenal growth in the delivery of dynamic video contents that would accompany the digitalization of recording and delivery in the broadcasting field and the introduction of broadband access lines in the communications area. NEXION provides new broadband services that utilize the international submarine optical fiber cable, backhaul and backbone lines in Japan, regional optical networks and such communication infrastructure owned by the Marubeni Group.

Future Types of TV in the Digital Era

NHK is pursuing development of Integrated Service Digital Broadcasting (ISDB) as the broadcasting system for the 21st century. ISDB TVs are future type TVs for the multimedia era, which enable the use of various services on a single TV set. The receiver of this digital age will be an Integrated Service Television (ISTV) that contains a home server

and provides various services. The NHK Science & Technical Research Laboratories announced a prototype TV containing a server for the first time in the world in 1996. Plans are to release an even more advanced model to the public, where, for example, information will be sent to the home server while you are asleep and the home server will automatically record the program. It will then be possible to watch the program whenever you want to, a form of "home interactive TV."

Next Generation TV Monitor

The traditional Braun tube screen is insufficient to view and use the diverse functions of digital TV. Therefore, expectations are great for plasma TVs, liquid crystal display (LCD) TVs and projection TVs to serve as receivers for digital TV.

Plasma TV

Similar to the theory of fluorescent lights, large screens are possible due to the simple structure in which glass is laid together. It is thin and light, has a greater viewing angle than LCDs and no color misalignment or distortion.

LCD (Liquid Crystal Display) TV

Images are displayed using the principle that path of light can be altered by changing the alignment of molecules through applying voltage to substances with properties between that of liquids and solids. The depth of these TVs is 1/10 that of Braun tube TVs and their weight is half. In addition, 1/5 the power is consumed and the TVs can be hung on walls. There is little flickering of the screen.

Projection TV

There are two types of projection TV systems: the front projection system in which electronic material is projected to the screen from the front like with a movie and the rear projection system in which the TV is projected from the back of the screen.

The above represent a glimpse of TV in the future. Marubeni is involved in the expanding LCD market which now includes PC monitors, as well as television sets, mobile phones and personal digital assistants (PDAs). In June 2000, Marubeni jointly established Glory Optics Technologies, Ltd. in Taiwan for the manufacturing of backlights, a crucial component for LCDs, to be sold to Taiwanese display manufacturers. In addition, Marubeni supplies Jilin Caijing Digital High-tech Panels Ltd., China's first thin-film transistor LCD producer, with such parts as glass substrates, color filters and driver integrated circuits to strengthen its presence in the fast growing LCD industry.

Marubeni has been further involved in new technologies for the diversifying flat-panel display business and has already started handling OEL(organic electroluminescence) and PDP(plasma displays). Marubeni has invested in Shanghai Asahi Electronic Glass Co., Ltd. that produces television glass bulbs and Beijing Asahi Glass Electronics Co., Ltd. that produces and sells adhesion bond for glass bulbs in China, where the demand for TV sets has been increasing.

As TVs continue to evolve and change, we can be sure that the impact, the use and the ways to enjoy TV will also continue to evolve in Japan and throughout the world. It is definitely something worthwhile to watch.



Shanghai Asahi Electronic Glass Co., Ltd., producing glass bulbs for TV sets

Picturecard Storytelling: An original form of programs liked by children



Kami-shibai **(picturecard storytelling) is still being performed today at a number of historical halls (Photo courtesy of Shitamachi Museum)**

Kami-shibai, or picturecard storytelling, is the telling of stories in a sequential format using pictures and a narrative, and is the origin of the "to be continued" stories seen in popular children's programs, cartoons, original puppet theater and such on TV today.

In the "Tale of Genji" (the first novel ever written in Japan) scroll, pictures portrayed little girls on the palace grounds looking at picture scrolls while a lady maid narrated the stories. Thus, a popular thesis on the origin of *kami-shibai* is "picture scrolls." Later on, the method of presentation known as *etoki* (explanation of illustrations) appeared in which difficult teachings of Buddhism were taught while listeners looked at pictures of Buddha's life, Buddha and such.

Around 1730 in the middle of the Edo Period, *nozoki-karakuri* appeared as shows during festivals and proved popular among children. *Nozoki-karakuri* involved individuals inserting puppets inside a wooden box and having people look through tiny holes in the box to watch these mechanical puppets move humorously to the songs and narration.

Around 1860 in the latter part of the Edo Period, stereopticon projectors arrived from Holland and *utsushie* (shadowgraphs) became popular. *Utsushie* used a projector and slides to show images that appeared to be moving, similar to today's animation. Several needle hole stereopticon projectors were used and the pictures were projected onto sliding paper doors using candlelight. The images were enjoyed by stacking them on top of each other, but the emergence of movies led to their disappearance around 1890 during the middle of the Meiji Period.

Tachie was born during the Meiji Period (1869~1914). *Tachie* is similar to paper puppet theater but unlike *utsushie* doesn't need stereopticon projectors. Since a single person under normal lighting conditions could perform this, it proved popular until around 1930 in the early Showa Period. Although *tachie* was an improvement on *utsushie*, it eventually transformed into *kami-shibai*.

In the early Showa Period, *kami-shibai* replaced *tachie* in popularity. In this form of storytelling, the stories were told in sequential form with story-based pictures and soon this was seen in parks and on street corners around Japan. Children would buy *mizuame* (starch syrup candy) and other candies from adults telling the picturecard stories and this served as the "viewing" charge. The relationship between picturecard storytelling and candy is old and drops were being sold in place of viewing fees from the time of *tachie*.

The golden age of picturecard storytelling was between 1945~1965 and the many heroes that appeared on the cards nurtured the dreams of children. However, with viewing contracts for NHK topping 1 million and TV spreading nationally, picturecard storytelling soon disappeared from the street corners of Japan.

Note: The photo of "Beauty in Kotatsu" by Utagawa Toyokuni, which appeared on page 4 of the previous issue (Vol. 70, published in January, 2002) , was provided courtesy of Tokyo National Museum.

Television around the world: What I watch on TV.

We received the following comments from Marubeni's employees around the world in response to some questions regarding TV in their lives, home and country.

Anne Koenen
Dusseldorf, Germany



The Euro was introduced this year and although the business advantages may be numerous, the Euro also made one particular TV show more appealing. The show is a very popular knowledge quiz show called "Who is to be the millionaire?" where the top prize used to be one million German marks. Many people enjoy trying to answer the questions while watching the TV program. After all, who does not dream of becoming a millionaire?

However, with the arrival of the Euro, suddenly the luster of the show was lost. Fortunately, the producers of the program agreed and the program is still called "Who is to be the millionaire?" But now it is Euro-millionaire, which is much more than the former prize value.

In Germany almost everybody has satellite and/or cable TV. When satellite TV first began, you could tell where the foreigners lived. Since four million foreigners wanting to watch TV programs from their home country, makes for a lot of satellite dishes. Pay TV has yet to become popular in Germany, probably due to our being spoiled by the around 20 private and state run channels.

In 2001, Germans watched an average of 3 hours of TV per day. In our household my husband only watches the evening news and for me the TV is merely the backdrop while ironing, which means that some people must be watching a lot to keep up the average. However, Sunday evenings are different. Both of us get nice and comfortable on the sofa in front of the TV to watch our favorite detective series, "*Tatort*." The program has been on the air for as long as I can remember, as a child, just hearing the theme music would give me the creeps. Every week the show is produced by a different German federal state TV station aand there is a lot of local color in each show. Identifying the location of every show is part of our weekend ritual. Once this show ends on Sunday evening, it signifies to us the end of the weekend.

Huang Jian-Wen
Guangzhou, China



I enjoy watching TV everyday, which takes up most of my leisure time, since it is a source of up to date news, fashion information and personal relaxation. The TV is always on from the moment I return home until bedtime.

I am fond of serial drama programs, entertainment programs, news and the daily weather forecasts. The serial dramas that are broadcast at 9:30pm are my favorite, which I never miss. The program lasts about one hour and varies from romantic love stories, humorous stories, etc.

Normally, our entire family watches TV together in the dining room. However, sometimes we will watch programs individually. If there is a special program such as a football (soccer) match, my husband's favorite, he will go to watch it in our bedroom.

I enjoy watching Hong Kong TV channels such as TVB, ATV and Pearl. It is a pity that I seldom watch local TV channels. In China, we pay a monthly CATV fee and there are about 40 basic channels that we can receive. If we would like to watch more TV channels then we can get another 40 channels by ordering digital TV, but we would have to pay more for this.

Ashima Sharma
New Dehli, India



TV is truly the biggest pastime of modern day society. With both partners in many households working till late in the evening and returning home exhausted with many chores to attend to does not leave much time for socializing, especially on weekdays. Thus, the most relaxing and easily accessible source of entertainment is the TV, which a majority of the Indian middle class population can boast to possess.

My family is no different from the norm. Being a working woman and mother of two young boys, the only available source of weekday entertainment is the TV. In fact, when I return home, the TV, which is conveniently located in our bedroom, is already on with my sons watching the Cartoon Network, the Discovery Channel or some music channel. Though I am not an avid TV watcher, I do end up in tussles with my children and husband since we all have different interests when it comes to the TV.

While my husband likes watching daily news programs (particularly CNN, Star News, *ZEE* News and *Aaj Tak*, the latter two being local news channels) and sports programs, the children enjoy educational channels (such as National Geographic and the Discovery Channel), cartoons and music programs. I enjoy watching Indian soap operas such as *Kahin Kisi Roz* (a suspense serial), *Kasauti Zindagi Ki* (a Bengali family drama), *Sanjivni* (a program about the life of young doctors and interns, politics and practices in a high profile hospital) and *Kyonki Saas Bhi Kabhi Bahu Thi* (a family drama centering on a typical upper class Gujarati business family).

However, I rarely get to watch most of these since my husband usually wins the 'tug-of-war' over the TV in our family. He often watches cricket matches, which very much dominate the Indian TV screens during the winter. If there is a cricket match on during the weekend, you can be sure of negligible traffic on the roads and nearly empty shopping plazas and other facilities.

Only a few years ago, there were no cable networks in India and only news and a few entertainment programs were telecast for a couple of hours every evening. As a child, I remember that I used to really enjoy watching horror programs and a musical program that was aired once a week for 30 minutes. The entire family used to patiently await its broadcast every week.

Recently in India, we have a lot of family dramas and Indian historical and mythological serials being aired around the clock with stiff competition among the channels over who can come out with the most interesting serials. My mother, who is in her seventies, is a walking encyclopedia on these serials. Given time, no work outside of the home and of course the drive to fight off my children and husband, I am sure that I too would soon become a TV addict.

News & Information

Participation in Rolls-Royce Trent 900 Engine Project

Marubeni has agreed with Rolls-Royce (U.K.), the world's second largest aerospace-engine manufacturer, to participate in the Trent 900 new engine program as a Risk and Revenue Sharing Partner (RRSP). Marubeni is the first Japanese company to join the program as an RRSP. Fiat-Avio, Goodrich Corporation, Hamilton Sundstrand, Honeywell, and Volvo were announced as joining the Trent 900 engine program in November 2001. Marubeni's program share will be 14.5% and will contribute to such costs as development and engine manufacturing with revenues to be received from the worldwide engine sales of the Trent 900.

Marubeni will also be involved in the supply of engine components. Samsung Techwin, a company established in Seoul, Korea, will supply the combustion module and Ishikawajima-Harima Heavy Industries, a company established in Tokyo, Japan, will supply the low pressure turbine blades as Program Associate Suppliers to Rolls-Royce.

Trent 900, the latest in the Trent series of engines, is expected to achieve the lowest fuel burn and low noise emissions based on the Rolls-Royce unique three shaft engine technology. The engine is scheduled to obtain type certification in 2004 and will be installed on the Airbus A380, a full double-decked super jumbo aircraft that is under development for entry into service in 2006. The Trent 900 engine selection by a number of airlines has resulted in an over 80% share of the firm engine orders against the single competing engine.

By participating in the Trent 900 project, Marubeni will have participated in every engine in the Trent engine family, which has held the biggest share in the medium to large civil aircraft engine market in recent years. Marubeni participated in the Trent 700 and 800 project in 1995 and the Trent 500 project in 1998, in similar RRSP schemes. The objective of Marubeni's participation in this program is not only to enjoy the revenue from the low risk development of the Trent 900 engine but to open up new businesses from being involved in the supply of engine components to Rolls-Royce. Marubeni continues to be committed to invest in good and profitable programs such as the Trent 900.



Seated from left: Susumu Nagano, Director and President, Aero-engine and Space Operations of Ishikawajima-Harima Heavy Industries Co, Ltd.; John Cheffins, COO and President, Civil Aerospace of Rolls-Royce plc; Yasutaka Emori, Director and Chief Operating Officer, Transportation & Industrial Machinery Div. of Marubeni; and Roger Park, Vice President, Power System Division of Samsung Techwin Co., Ltd.

Keith Oil & Gas Field Phase II Development in the U.K. North Sea

In July, 2000, Marubeni, through its subsidiary, Marubeni Oil & Gas (U.K.) Limited (MOGUK), acquired a package of oil and gas fields and exploration licenses in the U.K. North Sea, including 9 producing fields from Veba (presently, E.ON), the German energy and electric power conglomerate. MOGUK's share of daily production from the package is around 15,000 barrels of oil equivalent per day.

MOGUK and its partners (interests: MOGUK 8.33%, BHP Billiton 31.83%, British Petroleum (bp) 34.83%, TotalFinaElf 25.00%) in the Keith oil and gas field, one of the fields in the package, have agreed to proceed with a second phase of development. Phase II of the development encompasses the drilling of another single sub-sea production well at a cost of US$43 million.

Keith is located 320km northeast of Aberdeen, Scotland, and lies close to the bp-operated Bruce oil and gas field, in which MOGUK also has a stake (3.75%). The original Keith production well came on-stream in November 2000. Presently, it boasts daily production of about 6,900 barrels of oil and about 8 million cubic feet of natural gas. Phase II development is expected to increase the gross proven and probable reserves (oil equivalent) from 10 million to over 21 million barrels and daily output from 6,900 to about 15,000 barrels. Drilling of the new production well is planned for summer 2002, with production to commence in November 2002.

Marubeni plans to increase oil and gas production in the North Sea through additional drillings and workovers in existing fields like Keith, development of discovered and undeveloped deposits which MOGUK holds, and the acquisition and swap of quality assets.

First Direct FuelCell® Placement in Asia

Marubeni, the Asian partner of FuelCell Energy, Inc., will supply a 250 kW Direct FuelCell®(DFC®) power plant to the Toride Brewery of Kirin Brewery Company, Limited (one of Japan's largest brewers) in the second quarter of 2002. This will be the first placement of a DFC power plant in Asia and the installation is part of a 15-year contract to supply the Toride facility with electricity and steam – expected to be the first "ESCO-type" business using fuel cells in Japan.


DFC 300

The same DFC® as pictured (operating in Los Angels), is scheduled for delivery to the Kirin Brewery Company

DFCs generate electricity without combustion and are in-effect large, continuously operating generators using natural gas, digester gas and the like. Since the fuel is not burned, there is none of the pollution commonly associated with fossil fuels (NOX, SOX and particulates). In addition, the high efficiency leads to the production of more electric power from less fuel.

FuelCell Energy, based in Danbury, Connecticut, is a world-recognized leader in the development and commercialization of high efficiency fuel cells for electric power generation. Jerry D. Leitman, president and CEO of FuelCell Energy comments, "We are very happy with the success of our Asian partner, Marubeni, in bringing the first DFC to Asia

Note: Job titles of people named in these articles were current at the time of the events described and are subject to change.

and Japan. This order represents the first step towards commercial operations at our new manufacturing facility and development of key global markets."

The 250 kW DFC unit will be operated in a co-generation system using a methane-like digester gas produced from the effluent treatment process of Kirin's brewery. The thermal output of the fuel cell will be used by the anaerobic digester, which treats the brewery effluent.

"Marubeni is pleased to provide Kirin reliable power and steam for their brewery operations using clean and highly-efficient DFC technology," said Takeo Nakata, General Manager of Marubeni's New Energies Business Team. "We look forward to a steady increase in our energy services business using fuel cells from FuelCell Energy."

"Direct FuelCell" and "DFC" are registered trademarks of FuelCell Energy, Inc.

Plantation Project in Guangxi Zhuangzu, China

Marubeni and Oji Paper Co., Ltd. have agreed to jointly start a eucalyptus plantation project in the Guangxi Zhuangzu autonomous region of South China, which shares a national border with Vietnam. The joint local entity Guangxi Oji Plantation Forest Co., Ltd. was established on November 30, 2001 in Nanning City, Guangxi Zhuangzu, and preparations for the plantation have commenced. Of the total investment of 900 million yen, 90% will be invested by Oji Paper and 10% by Marubeni.

Oji Paper operates 10 plantations in 6 different countries including Australia and New Zealand. The approximately 140,000 hectares of planted area will be expanded to 200,000 hectares by 2010. According to the "Asia Strategy" announced by Oji Paper in its medium to long-term management plan, this new Guangxi Zhuangzu plantation project will be the second largest in Asia, after a plantation in Vietnam. The planning for this plantation has been paying special attention to "contributing to the environment" as well as the stable procurement of raw materials, plantation technology and performance that has been cultivated over a long time while incorporating the local plantation techniques of China.



Part of the eucalyptus plantation, Guangxi Zhuangzu

Marubeni will use its experience in development and import of China-produced eucalyptus chips since 1987 in supporting Oji Paper. This background has led to the successful launch of our joint venture and obtaining the official support of the Forestry Bureau for the autonomous region.

EPC Contract for Atyrau Oil Refinery Modernization Project



View of the Atyrau Oil Refinery Plant, Republic of Kazakhstan

Marubeni in collaboration with JGC Corporation received an order from Kazakhoil National Oil & Gas Company, Republic of Kazakhstan, for the Atyrau Oil Refinery Modernization Project and signed the plant construction contract on December 4, 2001.

Marubeni conducted the project feasibility study in accordance with the memorandum of understanding signed with the Kazakh government in May 1998 with the assistance of the Japan Bank for International Cooperation (JBIC). Subsequently, the engineering work in association with JGC and based on the basic design contract signed in May 2001 have been underway.

This modernization project amounts to around US$235 million and includes the rehabilitation of the existing crude distillation unit and the construction of the diesel hydro treater, utility and offsite facilities. Out of the total project cost, about US$200 million will be financed using the buyer's credit with JBIC and Nippon Export and Investment Insurance.

Kazakhoil National Oil & Gas Company is wholly owned by the Kazakh government and engaged in exploration, production, refining and retail sale of oil and gas in Kazakhstan. The Atyrau modernization project enables Kazakhoil to improve the quality of gasoline and diesel oil, and to efficiently refine the light crude oil produced from the Tengiz oil field.

The project will contribute to tightening the relationship with Kazakhstan in the oil and gas industries. Kazakhstan is expected to be among the major crude oil production countries in the world due to a large-scale newly recovered oil field. Thus this project will indirectly contribute to securing of natural resources for Japan.

Recycling Sewage Waste: Joint Research with Osaka Prefecture

Marubeni and Electric Power Development Co., Ltd. (EPDC) have been conducting feasibility studies of "sewage waste recycling technology." Practical application of the technology is now in sight through joint research with Osaka Prefecture.

This sewage waste recycling technology is an undertaking where sewage waste is dried and recycled into fuel for coal-fired thermal power plants. The companies will jointly establish a sewage waste recycling company based on this technology and obtain contracts for sewage waste disposal from local governments nationwide. Traditionally, local governments have handled the disposal of sewage waste; however, the companies have high expectations for the creation of a private business in the form of a private finance initiative (PFI) in mind.

Among the issues that need to be resolved before commercialization are the lowering of disposal costs and the securing of businesses to use the final dried waste product. In addition to addressing these issues, the company will proactively promote the system developed to local governments. The system aims to appeal to the local governments through reduced disposal costs, extension of the lives of disposal centers and contributing to the reduction of the environmental burden.

Japan discharges about 73 million tons of sewage waste every year, about 18% of the total industrial waste generated, which is increasing due to the improved penetration of the sewage systems. Currently, sewage waste is disposed through incineration, melting, forming it into compost and then burying it. However, the remaining space at final waste disposal sites is becoming scarce. In addition, although the ash and melt slag from

incineration are being recycled in cement, bricks, road beds and other areas, there are many difficulties in selling these products.

The sewage waste recycling method employed by Marubeni and EPDC involves mixing dehydrated sewage waste with waste oil, heating the mixture at a low pressure and efficiently evaporating the water content in the sewage waste. Compared to traditional drying methods, this method offers the following:

1) Balanced drying through the use of waste oil as a heating medium (also contributes to recycling waste oil)
2) Drying at a lower temperature and in a shorter time through the reduced pressure in the drying device
3) Dried waste moisture content of only 0-6% with a heat generation ability of around 6,000kcal/kg (heat generation level of Australian coal is about 6,500kcal/kg).

The operations with Osaka Prefecture for "joint research on forming sewage waste into fuel" are already underway and are proving that there are no technological problems (boiler performance, secondary pollution) in burning the dried waste with coal and its effectiveness as a fuel.

Establish Textile Rope Manufacturing and Sales Company in China

In December 2001, Marubeni together with Ishida Rope Mfg. Co., Ltd. established Jiangyin Ishida Rope Mfg. Co., Ltd., a textile rope manufacturing and selling company. The new firm established in Jiangyin, Jiansu Province, China began operations in March 2002.

Ishida Rope is a blue-chip medium-sized textile rope manufacturer that whose forte is manufacturing ropes for the marine products and construction industries, where exceptionally high quality is demanded. The company currently operates its head office plant in Gamagori City, Aichi Prefecture and the Oita plant in Higashikunisaki County, Oita Prefecture. However, the company had intended, for quite some time, to set up operations in China in response to market demands for diversification and lower prices.

On the other hand, Marubeni, which has a long history of doing business with Ishida Rope in Japan, has already invested in a number of companies in Jiangyin City. In addition, Marubeni has deepened its relationship with Jiangyin City in part through Hidekatsu Yamamoto, Corporate Senior Vice President, General Manager for China of Marubeni, serving as an economic adviser of the city. These circumstances enabled Marubeni to have a 10% stake in a wholly Japanese owned textile rope manufacturing and sales firm with Ishida Rope in Jiangyin City.

The city is about two hours by car from Shanghai and thus enjoys relatively convenient access. The convenient marine transportation to and from Japan it provides is also advantageous.

The products will be initially sold in the Japanese market with an initial fiscal year sales target of about 100 million yen. The target is 300 million yen in the second year. Further, it is planned to develop textile products in the future to meet the rapidly increasing needs for industrial-use textile materials in China.

Contract Signed for Optical and Microwave Radio Transmission Systems in Costa Rica

In the latter half of 2001, Marubeni and NEC Networks (NEC) received an order for turnkey-based optical and microwave radio transmission systems from Instituto Costarricense de Electricidad (ICE), a national corporation in the Republic of Costa Rica with a monopoly in the domestic electrical and telecommunications industries. The total contract of US$64 million encompasses 57 optical and 87 microwave radio transmission systems to be installed in major transmission stations of ICE from March 2002.

Costa Rica, known for its political and economic stability among Latin American countries, has one of the highest telephone diffusion rates in the region with the number of fixed phone network users reaching 25.7% and mobile network users 5.5%. Due to the recent rapid growth in both high-speed data and mobile communications, a heightening demand for telecommunications is foreseen. This project will help meet the need for better services by greatly contributing to the development of the telecommunication infrastructure, which is naturally regarded as a top priority project by the Costa Rican government.

Marubeni and NEC have received orders from ICE almost every year since 1994 and attained a 75% plus share of the transmission system market in Costa Rica. Over the years, ICE has given high marks to NEC's production technology and technical support and Marubeni's project management, including financial arrangement and delivery control. This high evaluation led to the decision to place the order for major key systems with Marubeni and NEC, which is the largest project of its kind in the country.

Marubeni and NEC have jointly won contracts for telecommunication systems in Latin America, Asia, the Middle East and Africa. In Costa Rica alone, they have received orders for transmission systems, including this one, that add up to about $US100 million. Marubeni and NEC will continue their efforts to promote sales and gain new contracts in Costa Rica.

Contract Signed for Pipeline Construction Machinery in Russia



At the signing ceremony: (from left) Michio Kuwahara, Corporate Vice President, Chief Operating Officer, Transportation & Industrial Machinery Div. of Marubeni; A. Y. Bekker, President of OAO "Stroytransgaz"

In February 2002, Marubeni signed a contract the supplying next-generation specialized construction machinery to OAO Stroytransgaz ("STG"), a leading Russian construction company specializing in oil and gas pipeline construction. The contract's total value is US$45 million and includes four years of export financing. STG is the sole contractor for the construction of a 3,442km pipeline to transport West Siberian natural gas to European countries and a natural gas pipeline to Turkey (known as the "Blue Stream" project).

The order covers the supply of 52 construction machines (Komatsu pipelayers, Kato drilling machines, etc.) and some U.S. and European pipeline equipment, mainly to be used on the 373km inland pipeline portion of the "Blue Stream" project. Shipment of the machinery will commence this spring and be delivered to STG within the year.

In 1997, Marubeni supplied STG with Komatsu construction machinery worth US$130 million. STG's high regard for the performance of Marubeni in fulfilling that contract has led to the placement of this order, which will be followed by another contract for construction and pipeline machinery valued at US$35 million. These two contracts, totaling up to US$80 million, will be the largest of their kind with Russian companies since 1997.

The export finance provided in this contract will be based on a letter of guarantee issued by the Vneshtorgbank (Bank for Foreign Trade), one of the largest commercial banks in Russia. Marubeni will be the first Japanese company entered a deferred payment export contract guaranteed by a local commercial bank.

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Seoul Office

Seoul is the capital of South Korea and the fourth largest city in the world, with a population of 11 million people. Although South Korea has been known as "a country of morning calm," it has become a country bustling with activity in preparation for hosting of the FIFA World Cup, 14th Asian Games Busan 2002 and the 8th Busan FESPIC Games. Advanced and first-rate infrastructures such as airports, harbors, railways and optical communications are being implemented to support these events.

The Seoul Office is located on the twentieth floor of the Lotte Building, which is the tallest building in Jung-Ku, the old and long central part of Seoul. Jung-Ku encompasses palaces of the Lee-Dynasty, Seoul City Hall, luxurious hotels and various business centers. The Seoul Office boasts around 70 employees, including 12 Japanese staff.

President Yoshio Ohtsu took up his current post in January 1999, one year after the establishment of Marubeni Korea Corp. from a branch office. Upon his inauguration, he placed primary emphasis on the core businesses of promising sectors and direct transactions (*shikiri-shoubai*), which originated locally. In line with this, he proceeded to make strategic alliances with blue-chip corporations and investments in venture companies. Consequently, in just three years the company has constructed a solid foundation as a local overseas entity that can generate substantial profits. President Ohtsu maintains a directive for all employees to develop a mental attitude of self-innovation and value creation so that new objectives can continue to be established and achieved.

Within this new wave of events, C. W. Kim, the Assistant to the General Manager of the Chemical Products Department, has distinguished himself as a frontline soldier who creates high values. Kim currently works three days a week at WIN-TECH, a *three-company joint venture established* two years ago by the Seoul Office, together with both Japanese and South Korean LPG container makers. Kim is responsible for the exporting activities of gas cylinders to Japan and coordinating the interests of the three partners so that business matters proceed according to plans.

Despite significant differences in business practices and satisfactory quality standards, as a joint venture between foreign companies everything has been going well. However, at the end of last year the situation became critical when all of the products from a shipment sent to Japan were returned. Up until that time, there had been several claims against the company that were resolved by the president of the joint venture, who endeavored to understand it as a necessary hurdle to overcome in the development of the firm's technology. However, this return of all products made him burn with vehemence and ultimately declare the "complete cut-off of exports to Japan and ending of the joint venture relationship." Naive Kim, who voiced words in defence of the Japanese partners, was immediately kicked out of the factory.

Nevertheless, Kim never gave up and stayed up all night strongly emphasizing that "the stabilization of quality is the only way all the companies related to the joint venture would be able to survive." At the same time, he received promises from the Japanese partner that they would relax their claims to a certain extent and raise the export prices from the New Year. As a result of these efforts, Kim was able to return to his former post from the next day.

As Kim rides the bus to Win-Tech every morning, he swells with pride at the bright future of WIN-TECH while planning the company's domestic sales strategy for this year.



The Marubeni Seoul Office is located in the tallest building of Central Seoul



Seoul World Cup Stadium


Win tech(株) 合作投資契約 調印式

C. W. Kim (standing far right) at signing ceremony for the joint venture agreement

Established:
1967

Main Business and Products:
- **Textiles: Cotton yarn, staple fiber, filament, yarn, knit-fabric, t-shirts and apparel**
- **Machinery: Medical instruments and textile machinery**
- **Metal resources: Copper cathodes and ferro chrome**
- **Energy-chemical products: Crude oil, naphtha, ethylene, propylene, caprolactam and agrochemicals**
- **Materials: Pulp and chips, tires, paper and film**
- **Food products: Corn, soybean, wheat, palm oil, tuna, raw sugar, etc.**

Employees:
70 (as of January 2002)

Business Areas:
Korea, Japan, Hong Kong, Singapore, Taiwan, Pakistan, India, Indonesia, Germany and the U.S.A.

—Global Developments of Marubeni Affiliates—

Voices from the World

Weaving a Foundation in China

Marubeni Textile Asia Ltd.

Address:
20th Fl. Tower-1, Admiralty Centre, 18 Harcourt Road, Hong Kong

Tel:
852-2375-2747

Fax:
852-2375-8061

Established:
1994

Ownership:
Marubeni: 80%
Marubeni Hong Kong & South China Ltd.: 20%

Main Business:
fabric, fibers and yarn

Employees:
72 (as of February 2002)

The Hong Kong Special Administrative Region of the People's Republic of China is the official name of Hong Kong since it was handed over to China in 1997. About 7 million people from various countries live in Hong Kong, which continues to be a center of finance and trade in Asia and now acts as a gateway to China.

Marubeni Textile Asia Ltd. (MTA) was established in November 1999 as Marubeni's headquarters for its Asian textile raw materials and fabrics trade in response to increasing demand for textile trade among developing countries. The former company known as Marubeni Textile Development Ltd. (established in 1994) was combined with the textile department of Marubeni Hong Kong Ltd. to form MTA, which now handles the functions of both former companies.

MTA's head office is located in Hong Kong and it has branch offices in Shanghai and Shenzhen, China and in Singapore. MTA handles textile raw materials from different kinds of natural and synthetic fibers and yarn as well as various types of fabrics.

MTA collaborates with raw material suppliers and end-users under the concept of "Materials to Final Products" to not only trade such products but also develop new products in accordance with emerging market needs. All company staff work under the concept of "Providing whatever our customers need" and strive to discover new ideas by taking a consumer oriented viewpoint and always thinking of the final products and the end-user.

At the end of 2001, China joined the World Trade Organization (WTO) and the U.S. and EU trade quota restrictions will be abolished by 2005. These are the biggest recent issues in the textile world. China not only has the largest population base but also the largest capacity for supplying textile products to the world. The second target of MTA is to strengthen its workforce in Shanghai and other textile centers in China, attempt to import high-technology textile materials from abroad and export fabrics and garments. In conjunction with this, MTA is working to develop materials in China and convert them into fabrics and garments for both domestic and overseas markets.

Through achievement of the above objectives, MTA will also obtain vital information concerning the textile field and fulfill the vital role of providing this information to all offices and departments handling textile products throughout the world.

Hong Kong still offers the million dollar skyline and delicious Chinese cuisine. Come and enjoy these in garments and fabrics made by MTA.



Marubeni Textile Asia Ltd. located in the Admiralty Centre Building (with Toshiba's signboad on top)



Gateway to China; the world's largest container terminal in Hong Kong


ROLEX
YUE HWA

Night scenery in Hong Kong



Hong Kong Rugby Seven's
(well known annual sports event held at the end of March)

Want Something Very Japanese?

Part IX: Gift from the Forest—The Culture Nurtured by Trees

During a bold and grand three-day ceremony known as "Yama-dashi" (out of the mountains), large fir trees with a diameter of about one meter, height of over twenty meters and weight of over ten tons are cut down. The trees are located on a mountain owned by the Suwa Shrine from where it will take three days to transport the trees to the shrine, which is actually located twenty kilometers away. The trees will be used as "onbashira" (holy pillars) in the four corners of the shrine.

This process is part of the "Onbashira Festival" that takes place at Suwa Shrine in Nagano once every six years in the year of the tiger and monkey (in the Chinese Lunar Calendar).

Place where god resides

Japan has 25 million hectares of forests including natural and man-made groves, meaning that forests cover approximately seventy percent of the country. The abundant rainfall and range of divergent geographical features from the north to south have given birth to many types of forests. There are ancient forests like the Yaku Cedar Forest on Yakushima Island in Kyushu and the Japanese beech tree forest of the Shirakami Mountains in the Tohoku Region, which are both designated as World Heritage sites.

Forests themselves are revered as places where gods reside. Most shrines have their own forests, which are regarded as sacred.

The fir trees cut down during the Suwa Shrine festival are from a forest the shrine owns. In addition, from ancient times not only the forest but each tree is regarded as being a dwelling place of a god as phrases from the song sung when felling trees reveals: "The big tree from the heart of the mountain came down to our village and became a god."

Even today, you can observe people placing their hands together in prayer towards old or gigantic trees encircled by a straw rope, whether the tree is inside or outside of a shrine's property.

Japanese rebuild shrines using these sacred trees, the most famous rebuilding activity is that of the Ise Shrine which takes place on a grand scale once every twenty years. Japanese cypress is used to completely rebuild the shrine over a ten year span.

These ceremonies are recognized to be an expression of rebirth.



Kawagoe

At the "*Onbashira* Festival" held at the Suwa Shrine, the ceremony for transporting logs across the river (*kawagoe*) is held at the upper shrine as a part of the 3-day *Yama-dashi* Festival early in April.

Within daily life

Trees are sacred but at the same time their variety and richness have been widely used in daily life, including the artistic depictions of the trees.

As Japan was previously known as a "country of houses made of trees and paper," trees were used to construct houses, buildings, furniture, interiors, combs and other accessories, lunch boxes, bowls and even fine craftwork such as wooden mosaics.

In addition, there are diverse aspects to the use of single trees.

Japanese cypress trees as used in the Ise Shrine are still often used as housing material. The tree's fragrance is well known and it is used in a variety of ways throughout the house as building material. Japanese-style hotels feature bathtubs made from Japanese cypress as a key attraction for attaining customers. In addition to the trunk, the bark is used for shingles when roofing a shrine.

Japanese cedar is another tree often used in building and there was a time when it, along with Japanese cypress, was used as a form of tax.

Trees not only maintain a life force for a long time, but can also be used as ingredients for dying and as charcoal. Japan has a long cultural history of using wood charcoal for fuel; however, charcoal has recently also become known for its use as part of interiors and as a purifying material. Trees add joy to our lives in the various forms that they are adapted.



Raising the *onbashira*, the highlight of *Satobiki*

After the *onbashira* (holy pillars) have been purified by clear mountain water placed in the *onbashira-yashiki* (onbashira mansion) for one month and are pulled to the main Suwa Shrine to be used as its pillars, as part of the 3-day *Satobiki* Festival in early May.

Tree Gallery

Trees and Forests of Life

Cherry blossoms are eagerly awaited with great anticipation each spring in Japan. What is the allure that Japanese people find in the short-lived lives of blossoms on these ancient trees? Could it be the vibrant power for life of the trees that also sustains the life of moss for many years and has the power to regulate the moisture in homes when the wood is transformed into another form? Life, in the Japanese mind, is crystalized into short moments, symbolized by the blooming of the cherry blossoms.

Kigen Cedar on Yaku Island

Yaku Island, registered as a World Heritage site in 1993, has a circumference of over 100 kilometers and is located about 135 kilometers to the south of Kagoshima Prefecture, southern Kyushu. About 16,000 trees over 1,000 years old can be found in the Yaku cedar virgin forest due in part to the abundant rainfall of the region.

During the Edo Period, many trees were cut down for tribute to local lords and were also used as boards to cover roofs of houses. Some trees survived due to their location or shape, such as the *Kigen** Cedar in the photograph, which is said to be 3,500 years old.

**The trees are named Kigen meaning A.D. due to their ancient age.*



Kama no koshi zakura / Yamagata Prefecture (Tohoku district)

Of all the old trees in various regions that Japanese value, a single cherry tree exhibits the greatest power to attract and make us yearn for its cherry blossoms. There is no end to the efforts devoted to maintaining and resurrecting old cherry trees.

Kama no koshi zakura, 800 years in age and one of the most famous trees in Japan, has a height of 20 meters and circumference of 6 meters.



Miniature Nikko Tea Set

The abundant wood resources in Japan have generated unique woodcrafts throughout the country and many of these crafts are still treasured as souvenirs.

Ieyasu Tokugawa, founder of the Edo Period (1603~1868), is enshrined in Nikko Toshogu (shrine), a World Heritage site. Craftsmen assembled in Nikko when Nikko Toshogu was rebuilt by the third shogun. These craftsmen are said to be the founders of the unique woodcarving and woodcraft of Nikko.

This miniature tea set was created for visual enjoyment and a wood craftsman used various pieces of scrap wood that match the features of each tool. This type of tea set was first made in the Meiji Era and has since become an established souvenir of Nikko.



shosha Vol.71 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 71* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **shosha@liaison-kikaku.co.jp** by **June 10, 2002.** Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Shinichi Saito
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com/**
Please e-mail any comments regarding *shosha* to **shosha@liaison-kikaku.co.jp**

ISSN 0912-7704
R100 Printed on 100% recycled paper
Printed in Japan

shosha

QUARTERLY • JULY 2002 • VOL. 72

T

Post "A" Plan — From "Revitalization" to "New Growth"

In May, we announced the framework for the Post "A" Plan, our new medium-term business plan that clearly indicates the company's direction for the three years starting in FY2003 (fiscal year ending March 31, 2004). We interviewed President Tsuji about the significance and objectives of the Post "A" Plan — From "Revitalization" to "New Growth."

Post "A" Plan

Post "A" Plan

- From "Revitalization" to "New Growth"

Interview of President Tsuji



Tohru Tsuji *President and CEO*

Heading Towards the Post "A" Plan

Q What do you see as the key words for the Post "A" Plan?

The key words are undoubtedly "Revitalization" and "New Growth."

FY2002 is the year for Marubeni's revitalization and FY2003 has been positioned as the year for shifting gears towards new growth.

A smooth shift of gears would be difficult if we were relying on the same management skills as have been conventionally employed. There are two major reformation measures emphasized in the Post "A" Plan—"Implementation of portfolio management" and "Organizational realignment based on business strategy models"—and one reinforcement measure—"Reinforcing risk management."

From Divisional Management to Management in Units

Q What is seen as the motivation and objective behind introducing portfolio management?

Without raising administrative efficiency, we will not be able to achieve new growth. In the Post "A" Plan, we plan to reduce net interest-bearing debt to 2 trillion yen by the end of 2005 and raise earnings to 50 billion yen in the same fiscal year. That is, we are planning

to compress assets and heighten earnings.

This requires us to change our conventional divisional management approach to a more advanced management approach.

When considering the reinforcement of both our financial constitution and earnings foundation, it is essential to analyze matters from units smaller than divisions, in other words, in departments, sections and affiliates. We will focus on small units and invest, expand, reinforce and nurture only those units that are strong. Moreover, we will withdraw from and rebuild units with low profitability. We will employ this approach to transform the Marubeni Group into a presence that has strong earnings power and financial constitution.

Q You have indicated that each unit will be qualitatively and quantitatively assessed. What are the keys for judging the specific direction?

The standard for quantitative assessments is risk return or the return versus risk assets. We are aiming for a risk return of at least 8%. If the risk return is 4% or less, we will either restructure or possibly withdraw from that area. As for qualitative assessments, this judgment is made after combining a variety of elements including customer assessment, industry presence, industry future and our strengths in the industry.

Realignment into a strong organization with business strategy models

Q The forming of groups and realignment of the organization based on business strategy models have been indicated. Could you describe the basic thinking behind this?

We have prepared three business strategy models for broadly categorizing portfolio units: "Commodity Trading," "Project Solutions" and "Business Incubation."

In addition to working to improve earnings ability based on these models and

Consolidated Numerical Targets for FY2005

Unit : billion yen

	FY2001 Business results	FY2002 Prospects	FY2005 Targets
Net interest-bearing debt	2,712.9	2,500.0	2,000.0
Shareholder's equity	263.9	290.0	406.5
Risk assets	740.0	690.0	580.0
Net income	△116.4	30.0	50.0
Core earnings [Note]	56.1	111.0	140.0
Risk return [Note]	—	4.3%	8.6%
Net D/E ratio	10.3 times	8.6 times	4.9 times
ROE	—	10.3%	12.3%

Note: Core earnings = Operating profit (excluding allowance for doubtful accounts) + equity in earnings (loss) + dividends

$$\text{Risk return} = \frac{\text{Consolidated net income}}{\text{Risk assets}}$$

Portfolio Management System

1. Clarification of Financial Indicator

PATRAC (Profit After Tax less Risk Asset Cost) will be designated as the most important corporate financial indicator. The risk return target for risk assets in FY2005 will be set at 8% or higher.

About PATRAC

$$\text{Risk return} = \frac{\text{Consolidated net income}}{\text{Risk assets}} \ (\%)$$

Marubeni developed and introduced PATRAC as an indicator in order to help minimize the risk against assets and to ensure appropriate returns on risk assets.

$$\text{Risk return} = \frac{\text{Net income}}{\text{Net sales}} \times \frac{\text{Net sales}}{\text{Total assets}} \times \frac{\text{Total assets}}{\text{Risk assets}}$$

PATRAC = *Consolidated net income – Risk assets × 8%*
TARGET : PATRAC target: Greater than zero


ROA

portfolio units, we will create an easily manageable organization.

In realignment of the organization based on business strategy models, we will conceptualize the organization from the perspective of what models individual units belong to, and what combination of units will demonstrate synergy and reinforce sales strength.

However, it must be noted that we will not overly emphasize internal logic nor ignore the customer in combining matters. Although some perceive this to be a major transformation from our current product division system, that is not the case. Trading companies are built into each industry. This is a reorganization that will reinforce our strengths; not a reorganization that will weaken the functions and strengths we have in the respective industries.

These are the "two major reformation measures" I mentioned earlier.

Moreover, the "one reinforcement measure" is the reinforcement of risk management. We have already clarified the businesses we won't be involved in due to inadequate performance experiences in the past. In addition, we will grasp our risk assets in units, calculate the maximum decrease in risk of our asset value and completely pursue returns that meet the risks. We have positioned "Profit After Tax less Risk Asset Cost" (PATRAC) as an administrative guideline and to evaluate the performance of units. PATRAC is a value that is sought by subtracting the risk asset cost (risk asset x 8%) from consolidated net income.

Strong financial constitution and strong earnings foundation

Ordinarily, it is difficult to increase consolidated net income while reducing net interest-bearing liabilities. What are your thoughts regarding this?

This is something we must achieve. It is something where we must demonstrate our abilities through effort and unique devices.

I am confident that careful thought and effort by Marubeni staff will make this sufficiently attainable. By applying the funds we collect through withdrawal and reorganization to areas that are expanding, strengthening and being nurtured, we will become a trading company comprised of units that have a strong financial constitution and strong earnings foundation. This may be impossible in one year, but we aim to achieve it in three years, which is the essence of this plan.

What are your thoughts concerning Marubeni's current stock price and credit rating?

Our stock price received a critical assessment even after the *@ction21* "A" Plan was announced. This is in part due to the deterioration of the economic environment but it also reveals market fears concerning our assets and earnings power.

I have repeatedly explained our thinking regarding this; however, it is even more important to establish clear performance figures and to make an appeal with those figures.

Obviously we will see *@ction21* "A" Plan through and will also achieve the earnings and liability reductions after 2003 called for by the Post "A" Plan. This will help us recover market trust and will be employed to return our rating to investment grade, as soon as possible.

Portfolio Management System


2.Segmentation of Managerial and Administrative Units (Introduction of the Portfolio Unit System)
Current Status:
Management and administration based on Divisions
From FY2003 and forward:
Management and administration based on segmented (portfolio) units
Segmentation Method: Based on product, function, business formation, regional and customer characteristics
Current Status
Portfolio Unit System
X Div.
Y Div.
Dept.A
Sec.B
Sec.C
Sec.D
Sec.E
GF.I
Dept.K
GF.R
GF.S
Sec.N
Sec.O
Segmentation
Unit 1
Unit 2
Unit 3
Unit 4
Expansion
Reinforcement
GF = Group firms

Returning to our roots and reconfirming our spirit

The Post "A" Plan makes reference to the company creed in some places. What was your intent in doing so and also please explain the reasons behind establishing the Compliance Committee?

The company creed, as we are all aware, is "Fairness," "Innovation" and "Harmony." By "Fairness," we are referring to corporate activities complying with the laws and being fair. By "Innovation," we are indicating our spirit of always challenging and creating something new. "Harmony" indicates becoming a company in harmony with society and our stakeholders that is also highly assessed.

In establishing this new medium-term management plan, we returned to Marubeni's roots and engraved the originating spirit on our hearts once again.

What can you tell us about the Compliance Committee?

The Compliance Committee was established in April.

In the end, the objective of a company is the pursuit of profit. However, as described in our Corporate Principles, it is needless to say that we are founded on conducting fair business that maintains the rules of society and complies with the laws.

Even in the case of very profitable opportunities, if there is even a slight hint of illegality, it must not be conducted. This is fundamental as human beings.

Human resources and trust are critical to the business of a trading company. If these are damaged, the continuation of corporate activities becomes difficult. Within the daily business of work, one can sometimes be swayed too much by earnings. However, at those times, it is especially critical to return to the fundamentals of humanity.

Devoting Ourselves to the Transformation from Revitalization to New Growth

In closing, can you provide a resolute declaration to the employees of the Marubeni Group?

Unfortunately, our settlement for FY2001 resulted in the appropriation of 116.4 billion yen in losses. However, this has removed all worries concerning past liabilities and immediate future losses.

What remains are to see the *@ction21* "A" Plan through so that the first step for revitalization can be established and then to further advance from revitalization to new growth in 2003 through a shift in gears.

There are no doubts about our achieving a net income of 30 billion yen in FY2002. I am very confident about attaining this figure.

Let us all work together and devote ourselves towards the achievement of the Marubeni Group's revitalization and new growth.

Portfolio Management System

3. Strategic Planning of Portfolio Units (Appropriate Allocation of Management Resources)


Corporate staff organization will be reorganized to assist the management, and portfolio units evaluated, classified and re-strategized every six months.
Evaluation :
•Quantitative aspects (risk return)
•Qualitative aspects (attractive to Marubeni)
* Qualitative evaluation criteria: future potential, growth potential, competitive environment, customer evaluation, presence or absence of functionality
Classification :
Core units:
Expansion areas, reinforcement areas, support areas
Non-core units:
Restructuring areas, withdrawal areas
* Those units with risk return of less than 8% and low appeal to Marubeni will be classed as restructuring or withdrawal areas.
Strategic Planning :
Core units:
Profit expansion through appropriate allocation of management resources
Non-core units:
Return on capital, reduction in risk assets
Realized capital gains
High
Low
Separation
Risk return
8%
4%
Reinforcement
Expansion
Reinforcement
Withdrawal
Restructuring
Support
Low
Attractive to Marubeni
High
Expansion
Appropriate allocation of management resources
Reinforcement
Aiming for steady profits, reinforcing functionality. Allocating management resources as and when necessary.
Profit Expansion
Reduction in Risk assets
Establishment of a specialized work-out organization to accelerate withdrawals from areas to be discontinued.

Organizational Restructuring Based on Business Strategy Models

Portfolio units will be divided into groups on the basis of "business strategy models" classified according to different business formats and approaches, and reshuffled periodically.


Business Strategy Models
Portfolio Unit
Marubeni Functions/Roles
Business Strategy Model
Natural resources
Industry materials
Consumer goods
Merchandise/service provider
Commodity Trading
In cases where several business strategy models are clustered in the same organization
Grouping portfolio units based on business strategy model.
Division of the group into appropriate size for management

News & Information

Sycamore Development Project in U.K. to Proceed

On May 28, 2002, Marubeni, through its U.K. subsidiary, Marubeni Oil & Gas (U.K.) Limited (MOGUK), announced that the Sycamore Oil and Gas Development Project in the U.K. North Sea will proceed. MOGUK and its partner and operator, UK based Venture Production plc (field interests: MOGUK 35.5%, Venture 64.5%), received government approval for the development of the oil and gas field on May 27, 2002.

The Sycamore Oil and Gas Field is located 260km northeast of Aberdeen, Scotland and is situated adjacent to the Larch and Birch Oil and Gas Fields, which are also core fields of MOGUK. The development is expected to cost US$135 million (net for MOGUK: US$48 million) and will include the drilling of new wells and the installation of sub-sea production facilities. Drilling is scheduled to start this summer and production is scheduled to start in April 2003, with production rates expected to peak around 20,000 barrels per day.

The oil and gas E&P business is regarded as one of the core businesses of Marubeni. In particular, projects in the U.K. North Sea have increased since acquiring a package of nine oil and gas fields as well as exploration licenses from the German energy and electric power conglomerate Veba (now E.ON) in July 2000. With added production from the Sycamore field, MOGUK's net production is expected to increase to around 20,000 barrels per day from the present level of around 15,000 barrels per day.

Marubeni is committed to the development of oil and gas assets, while also pursuing the acquisition of new production assets in the U.K. North Sea, Gulf of Mexico, Australia, Southeast Asia and India.

Capsule Endoscope Joint Venture Established in Japan

In May 2002, Marubeni, Suzuken Co., Ltd. and Given Imaging Ltd. agreed to establish a joint venture company as the sole sales agent for capsule endoscopes in Japan. This capsule endoscope, shaped like a pill, is simply swallowed by patients, which frees them from the mental and physical pain and discomfort as well as the risk of cross-contamination by conventional fiber endoscope examinations. This innovative product allows the patient to continue on with a regular day while the examination is in progress and thus remarkably improves the quality of life for patients.

This revolutionary product takes two photos every second for a seven-hour duration while traveling through the body. The capsule transmits the data to a sensor array and is then processed for visualization as high quality video images. This product has also made possible the visualization of the entire small intestine. Furthermore, the product has detected cancer in the small intestine, which was said to rarely develop. This new finding attracted worldwide attention and was announced at the Digestive Disease Week in May 2002 in San Francisco, U.S.A.

After the release of this product in Europe and the U.S.A. last year, the sales of Given Imaging have increased dramatically. The joint venture, Given Imaging K.K. is the sole sales agent for this product in Japan with Suzuken in charge of the sales activities. Investment percentages are: Marubeni 34%, Suzuken 15% and Given Imaging 51%. Since the processing system with this capsule endoscope is much cheaper than other advanced medical instruments, this type of testing can be introduced to hospitals and clinics of all sizes.



The innovative capsule endoscope

The joint venture is preparing an application for authorization to the Ministry of Health, Labor and Welfare. Distribution is planned to begin in 2003 with high hopes for annual sales of about 300 billion yen by 2008. Currently, there are no rival products on the market and with the ability to test other digestive organs in the near future; a dramatic rise in annual sales of around 500 to 600 billion yen is greatly anticipated.

Bid for Large Wind Power Contract from Chugoku Electric Won

Marubeni was the successful bidder in a call for bids by Chugoku Electric Power Co., Inc. for electricity generated by large commercial wind power plants with outputs exceeding 2,000 kilowatts. This represents the first time for Chugoku Electric to purchase electricity generated by large wind power plants.

"Yuya Wind Power", a subsidiary of Marubeni capitalized at 10 million yen (90% Marubeni, 10% local energy institute), plans to construct three wind power plants with individual outputs of 1,500 kilowatts

Note: Job titles of people named in these articles were current at the time of the events described and are subject to change.

each in Yuya town, Otsu county, Yamaguchi Prefecture. "Yuya Wind Power" has reached a basic agreement on acquisition of a site in the Ushirobata district of the Yuya Peninsula, which juts into the Japan Sea. The wind farm will be constructed at a cost of 1 billion yen. Construction is scheduled to begin in November 2002 and be completed by January 2004 with the supplying of electricity to Chugoku Electric to begin in February 2004.

Marubeni Linking with Columbia University

Establishment of SAGE Program Grant

On March 28, Marubeni's Business Incubation Department and Chemicals Division in conjunction with Marubeni America Corporation concluded a collaboration agreement with Columbia University to grant US$2.75 million over a four and a half year span to the University's Serial Analysis of Gene Expression (SAGE) Program. This program utilizes SAGE technology to analyze neuronal disorders, including Alzheimer Disease and Parkinson Disease, to identify and distinguish which degenerate gene causes the neuronal disease and ultimately discover the proper validate drug target. In the future, the targets discovered from this research and development will be licensed to pharmaceutical companies in the U.S.A, Europe and Japan by Columbia University's Columbia Innovation Enterprise (CIE).

Currently, neuronal disorders such as Alzheimer Disease and Parkinson Disease do not have a cure or preventative remedy, and with the aged population growing, the need for effective drugs is increasing. Columbia University is a world class leader in the research of neuronal diseases and the tissue bank at their world's biggest Alzheimer Human Clinical Center is indispensable for the development of neuronal research. Moreover, this research is conducted by the renowned Dr. Shelanski and Dr. Greene who have established a unique analysis technique by making additional innovations to the SAGE technology.

Marubeni was the first Japanese Trading House to establish a biotechnology start-up in the incubation center of Columbia University. Accordingly, Marubeni received high recognition from CIE's top biotechnology representative as a highly active company in this field, leading to this agreement to strengthen the collaboration.

Establishment of New Technology Fund

In addition to the above, on the same day, Marubeni's Business Incubation Department and Marubeni America Corporation signed a memorandum of understanding with Columbia University to establish a fund for new technologies in fields such as biotechnology and nanotechnology. Although the particulars are still being negotiated, Marubeni intends to establish the fund by the end of September with the first stage size of the fund to be between US$20 and 30 million.

The agreement specifies that the Fund will not only obtain timely introduction of Columbia University's numerous innovative technology portfolios, but will also include as investment targets 1) start-ups in which the University has already invested (including companies that were granted patents), 2) start-ups that will be established from a University possessed patent, and 3) research programs that are likely to earn profits, such as the SAGE Program.

Columbia University is a prominent figure among universities in biotechnology and is strengthening its research in nanotechnology. As proof of their effective results in basal research, the University was granted US$350 million from NIH in 2001 and start-ups which spun out from investments by the University have been highly evaluated by American pharmaceuticals and venture capitals.

By establishing this Fund, Marubeni will attract Japanese institutional and independent investors to Columbia University and assist to accelerate the commercialization of its innovative technologies.

COLUMBIA UNIVERSITY
IN THE CITY OF NEW YORK



Columbia University is a leader in cerebral nerve disorder, biotechnology and nanotechnology research

Marubeni Launches Sales Activities for GaN Substrate


H032502
As grown, before polish
207 μm thick
(1010) orientation

Free-standing Gallium Nitride Wafer

In April, 2002, Marubeni commenced full-on sales activities in Japan for the single crystal Gallium Nitride (GaN) substrate of Crystal Photonics, Inc. (CPI). These activities are in accordance with an exclusive sales agreement for the Japanese market concluded between Marubeni Specialty Chemicals, Inc., a wholly owned U.S. subsidiary of Marubeni, and CPI at the end of last year. Between the signing of the contract and the commencement of sales activities, Marubeni has implemented improvements in quality along with meeting other customer requests.

The applications of GaN substrate include blue-violet lasers, blue/white LED and high frequency communication semiconduc-

tors. As for laser applications, the market size is expected to grow rapidly through 2005 and onward, as 9 major companies in Japan, South Korea and Europe have agreed on new standards for next generation DVDs, or "blue-ray discs." In the past, GaN substrates with the GaN layer placed over a sapphire substrate had been developed and used. However, these crystals possessed defects and there was a demand for technology to make the substrate itself a GaN substrate (free standing technology). Yet, making single crystal free standing substrates is very difficult and despite the efforts of many companies and research laboratories, almost no one had been successful, with only one Japanese company that has submitted samples to its customers. However, we are confident that CPI's production process is superior both in quality and cost effectiveness. The production process is simple and the single crystals that are beautifully grown are particularly suitable to laser processing (cleaving). Currently, CPI is conducting trial production of 2-inche substrates with plans to start production of 4-inche substrates in the near future. The prospects of application in the fields of LED and communications are showing great promise.

CPI (head office: Sanford, Florida, U.S.; President: Bruce Chai) was founded in 1995 by Professor Bruce Chai of the University of Central Florida who is renowned globally in the crystal field. The mainstays of CPI are GaN substrates and rare-metal oxides. As for rare-metal oxides, CPI has already commenced successful large-scale commercial production for medical equipment. Regarding GaN, CPI is now in the final stage of trial sample production, having submitted samples to customers in April, and plans to start commercial production in the latter part of the year. Initially, CPI will produce 300 units of GaN substrates per month and intends to increase this by 20 fold to 6,000 units per month in line with the imminent growth in demand.

Marubeni is targeting sales of 1 billion yen in 2005 and anticipates significant growth to continue due to expansion in demand. Marubeni is also considering the future establishment of a joint production venture with CPI in Japan.

Awarded Consecutive Power Project in Vietnam

On March 8, 2002, Marubeni concluded a contract with state-owned Vietnam National Coal Corporation (Vinacoal) for the Na Duong Coal Fired Thermal Power Project. The entire contract of US$ 106 million is to be funded by the Vietnamese Government. This contract is a consecutive power project order awarded to Marubeni in Vietnam following the Phu My 2-1 Add-On Combined Cycle Power Plant contract signed in March 2001.



NAM QUANG VINH
CONTRACT SIGNING CEREMONY

From left: Pham Hung, General Director, Vietnam Machinery Erection Corporation (LILAMA); Chihiro Shikama, Senior Operating Officer, Utility & Infrastructure Division of Marubeni; and Doan Van Kien, President and CEO, Vietnam National Coal Corporation (VINACOAL)

The project is a development in line with the Government de-regulation policy and will be owned and operated by Vinacoal once completed. All the generated electricity will be sold to state utility, Electricity of Vietnam (EVN).

The plant will be constructed in Lan Song Province, in the northern part of Vietnam, adjacent to Vinacoal's Na Duong Coal Mine and is expected to contribute to the development of the economy of local province and create jobs. The Power Plant will utilize a CFB Boiler, environment-friendly technology, and will be the very first power plant of its kind in the country. Marubeni undertakes this project on a full turn-key basis and is responsible for every aspect of the work in the contract, including equipment supply and construction.

Marubeni has maintained a good relationship with Vinacoal for over a decade and is the leading exporter of Vinacoal's coal. Marubeni believes that this success has been a result of making the best use of experience in terms of representation and EPC (Engineering, Procurement and Construction) business in the power field. As such, Marubeni intends to continue putting high priority on the infrastructure business in Vietnam.

Cement Plant Modernization Project in Kingdom of Saudi Arabia

In April 2002, Marubeni Saudi Arabia Co., Ltd. and Ishikawajima-Harima Heavy Industries Co., Ltd. jointly received an order from the major Saudi Arabian cement company, Eastern Province Cement Co. (EPCC) to modernize their cement plant in Al-Khurasaniyah. The total contract amount is for approximately US$15 million.

The modernization includes increasing the capacity of EPCC's existing cement mill by 30% and new installation of products dispatching facilities. Project competition is scheduled for the end of October 2003.

In Saudi Arabia, cement demand is expected to increase rapidly due to continuous growth in the population. Marubeni will continue with efforts to receive further orders from Saudi Arabian cement companies.



Left to Right:
Seiji Hatae, Director of Ishikawajima-Harima Heavy Industries Co., Ltd.; Katsunosuke Inoue, Managing Director of Marubeni Saudi Arabia; Dr. Zamil A.R. Al-Mokrin, General Manager of Eastern Province Cement Co.; and Ali S. Al-Qathani, Project Manager of Eastern Province Cement Co.

For additional news about Marubeni, please visit **http://www.marubeni.com/news/index.html**

Overseas

The Rio de Janeiro Office

Rio de Janeiro (Rio) is the second largest city in Brazil, with a population of 5.57 million. The name of the city, meaning "the river of January," has its roots in a misunderstanding upon its discovery in 1502, when people mistook the bay for a river. Visitors to the city are overwhelmed by the magnificently beautiful scenery. Images associated with Rio are representative of a cheerful Brazil. These include the statue of Christ the Redeemer on the hill of Corcovado, a view of what is acclaimed to be one of the three most beautiful harbors in the world, Ipanema, as well as Copacabana Beach, Bossa Nova, soccer, the samba and morena (brown beauty). In particular, the Carnival held every February or March, is the largest event in Brazil and is representative of ethnic arts and jubilance, where people dance to the rhythm of samba with passion and pomposity until they are exhausted.

The Rio de Janeiro Office (Rio Office) is located on the seventeenth floor of the Argentine Building, which has many Japanese office tenants, situated along the Botafogo Beach, one of the most scenic places in Rio. The Rio Office boasts 14 employees, including 4 Japanese staff.

Although the economic center of Brazil is São Paulo, the head offices of the global-sized natural resources and energy companies, Companhia Vale do Rio Doce (CVRD) and Petroleo Brasileiro (PETROBRAS), are located in Rio. These companies are the principal trade partners of the Rio Office whose main businesses are the trading of mineral resources, electric power development, oil/gas related project development and the sale of medical equipment.

In its mineral resources trade operations, the Rio Office exports iron ore and manganese ore to Japan and other countries and imports coking coals and copper tubes that are used as air conditioner components.

The Rio Office is developing Independent Power Producer (IPP) operations with PETROBRAS. These IPP operations will utilize natural gas to meet the increasing demands that have accompanied Brazilian economic expansion.

In addition, the Office is deeply involved in oil/gas-related project development promoted by PETROBRAS, which utilizes financing from the Japanese government.

The Rio Office has contributed to the provision of medical services throughout Brazil with its medical equipment operations by supplying the Ministry of Health with advanced medical equipment.



The building where the Rio de Janeiro Office is located



A church in Rio de Janeiro. The famous statue of Christ is located in the far background (out of picture).



Armando Kawasaki (standing, second from left) with other office staff

Armando Kawasaki, a second-generation Japanese-Brazilian, has been in charge of industrial machinery at Marubeni Brazil for 23 years. Presently, he is involved in the sale of medical equipment to the Brazilian Ministry of Health and also handles audio-visual equipment sales to the Brazilian Ministry of Education for use at schools for journalism and other media.

Kawasaki deals with medical equipment including gastric gammacameras,endoscopes and radiotherapy equipment for the prevention and treatment of cancer as well as artificial dialyzers. Through combined financing by the Japan Bank for International Cooperation (JBIC) and Marubeni, Kawasaki procures these advanced treatment equipment from Germany, Japan and the U.S. and then sells them to the Brazilian Ministry of Health. Ultimately the equipment are distributed and installed in large hospitals throughout the nation including the Amazon area.

All of Kawasaki's customers are government offices located in Brasilia, the capital of Brazil. Moreover, due to the complicated bureaucratic procedures in line with the laws, the delivery of products is a time consuming process of negotiations. After gaining the first negotiation rights in international tendering, each negotiation can take three to four years before reaching an agreement. In the process of negotiations with government officials Kawasaki is sometimes required to stay in a hotel room in Brasilia for two to three weeks at a time.

However, Kawasaki carries out these hard negotiations with the desire to help improve the lives of the Brazilian people. This is achieved when, as a result of his efforts, medical and educational equipment is delivered to hospitals or schools as far as the Amazon. Kawasaki is proud to be able to support Brazilians in basic are as of their lives and make a contribution to Brazilian society through his tasks assigned by Marubeni.

Established:
1955

Main business and Products:
•*Metals and mineral resources:* Iron ore, coal, manganese ore, ferro alloys, copper tubes, and zinc metal
•Machinery: Development of oil & gas related projects
•Development of electric power projects
•Medical instruments

Employees:
14 (as of April 2002)

Business Areas:
Brazil, Argentina, U.S.A., Germany, Japan, China, Australia, New Zealand, etc.

Voices from the World

Challenge for Memory

Toyo-Memory Technology Sdn. Bhd.

Address:
Plot 3, Kulim Hi-Tech Industrial Zone (Phase II), 09000 Kulim, Kedah Darul Aman, Malaysia

Tel: 60-4-403-1642
Fax: 60-4-403-1641

Established:
March 24, 1997

Ownership:
Marubeni 40% and Toyo Kohan Co., Ltd. 60%

Main Business:
Manufacturing and sale of Ni-P plated and polished aluminum substrates

Employees:
268 (as of April 2002)



In March 1997, Marubeni and Toyo Kohan Co., Ltd. established Toyo-Memory Technology Sdn. Bhd. (TMT) to produce aluminum substrates (Ni-P Substrate) for computer hard disks. TMT has a factory in Kulim Hi-Tech Park in Kedah State, Malaysia, and primarily exports products to Singapore and the U.S.A. Three and a half years have passed since commercial production began and production has been proceeding steadily with the cooperation of the parent companies.

Although "dog year" has become a hackneyed expression in this type of industry, the speed of technological progress is relentless. Just four or five years ago, most people probably felt that 2GB was an enormous increase in the capacity of personal computers. However, products are currently being manufactured that can store 40GB on a single disk and with plans starting for the manufacturing of 80GB hard disks, we are sure that the demand for increasing memory capacity will continue. The recent and increasing comparison of hard disk drives with Flash Memory concerning superiority is a sign that the competition and challenges are endless.

Not only the Japanese working at TMT but most foreigners who are working in Kedah and Penang State live on Penang Island, which is known as "The Pearl of the Orient." The renowned island is located in Penang State which is adjacent to Kedah State in the northwest part of the Malay Peninsula. Although the economy in Malaysia seems to have lost its vitality due to the recent recession, the construction industry is an exception. Construction of office buildings and residential condominiums are proceeding one after another, to take advantage of the slightly better investment terms due to the economic slump.

Further, people's appetites give us a sense of the vitality in any age. There are always people carefully selecting the many fruits of the season including durian and mangostin, the king and queen of fruits, at morning and evening markets, street stalls and such. Hawker food is also famous. There are hawker centers all over the city that are crowded late into the night everyday. The popular menus include noodles such as hokkien mee and laksa, and oyster omelettes. Another delicacy you must try for breakfast is bak ku teh (stewed pork soup).

Pewter products, batik clothes and pictures, and other products also attract even more sightseers. Please do visit Penang when you have the chance.



Hard disk drives are making amazing advances



The lively morning market featuring fresh fruit and produce



Penang Island, "The Pearl of the Orient," home to many foreign residents



The countryside of western Penang Island

Part X: Transparent Dreams on the Other Side of Glass

Shaved ice and ice cream... or perhaps cold Japanese vermicelli noodles swimming in a bowl of water. During the humid Japanese summers, glass serving dishes have a cooling effect.

Ice in a Beautiful Display

In Japan, sweetened shaved ice has been a delightful summer treat for over a thousand years, since the Heian Period (794-1185) as referred to in the classical Japanese masterpiece "*Makurano-Soshi* (The Pillow Book)." Since the Meiji Period (1868-1912), commoners have enjoyed *kaki-gori* (shaved ice) bought from many roadside and specialized *kaki-gori* shops that served the cold treat.



The decorative glass "ice cups" that reveal the "romantic" aspect of the Taisho Period

Shaved ice was served in "ice cups." These cups were made of glass produced during the Meiji Period and Taisho Period (1912-1926) until early in the Showa Period (1926-1989) and were used as basic serving dishes. The dishes had a somewhat nostalgic simplicity with the appeal of translucent white blurring, watermarks and colorful tones (You can just imagine the sweet and gentle shadows the glass would cast on the shaved ice.). Their subtle effects are still very much appreciated by antique lovers today.

After the decline of the blooming glass technology (referred to later), which took hold during the Edo Period, the new government poured in efforts to modernize glass production after the Meiji Restoration (1868). As a result, Western style soda glass factories developed, and glass products including "ice cups" spread among the general public for common use instead of just being valuable or decorative items. Pressed glass was also popular, but the more unique development of glass products during this period faced a decline after World War II.

Glass products which come from this period remind one of the sweet time referred to as the "romantic" Taisho Period. Eating shaved ice and ice cream at an age before the common existence of refrigerators offered a moment of sheer elegance. It seems like an unimaginable world for people today who can enjoy frappucinos served in plastic or paper cups immediately when an order is placed.

Fragile Dreams

When speaking of the traditional artisan of Japanese glass, one imagines the beautiful cut glass of Tokyo's *Edo Kiriko* (Edo cut glass) and Kagoshima's *Satsuma Kiriko* (Satsuma cut glass).

Glass-making began in Syria and Mesopotamia as early as 2300 B.C. In Japan, glass products have existed for a long time as exhibited in the glass balls from 300 B.C. However, for serving dishes that required a higher quality of technology, there were only those sent as gifts from abroad.

By the early 17th century in Nagasaki, the only port of overseas contact at the time, the production of blown glass began. They were thinner and more fragile than foreign products, but Nagasaki made high-lead glass called *Nagasaki Bidoro* which was considered to be the best in the country at the time.

Thereafter, glass-making techniques were passed on to Edo (present-day Tokyo) and records note information of a person named Gennojo Nagashimaya who produced blown glass in the early 18th century in Asakusa. By early 19th century, production of thicker dishes began with the implementation of a new technique where hot glass was cooled gradually using the ashes of dry straw.

Attempts were made to engrave designs into glass using imported cut glass as a model. In 1834, Kyubei Kagaya used emery to carve designs on the surface of glass, and this marks the beginning of *Edo Kiriko*.

Satsuma Kiriko was once only an illusion. After a long period of national isolation (1633-1854), shortly before Japan opened itself to the outside world, efforts were made to encourage this glass production started by Nariakira Shimazu, lord of the Satsuma Domain (present day Kagoshima Prefecture), as a part of the popularity and growth of the industry. This was done to acquire foreign currency by creating a specialty product. By the 1850's, glass technology had developed significantly and succeeded in making Japan's first red glass as well as the unique quality feature of color gradation, with slight changes in the shades of the colors. This product initially gained worldwide acclaim as an exclusive artwork, and its practical use was soon made possible. However, the factory was destroyed by gunfire during the Satsuma-British War (1863) and this glass product became a fleeting illusion.



Children enjoying sweetened shaved ice (*kaki-gori*)

Adding Color to the Edo Period

Glassware was established and developed in Japan during the Edo Period (1603-1868). The following are selected representative masterpieces.

Ai-iro (indigo blue) *Chirori* – Nagasaki Blown Glass

The blown glass of the Edo Period in Nagasaki had soft shapes and used simple colors such as indigo blue, yellow and green, similar to what is seen in this type of *chirori*.

Chirori were used as pots to heat and serve *sake* (Japanese rice wine). A pot would hold one *go* (180.39ml) of *sake*, and would be placed over fire. Today *sake* is sold in bottles of one *sho* (1.80391 liters). Therefore, this *chirori* can hold one-tenth of a *sho*.

Many such glass pots were made, but they became more ornamental as they easily broke over the fire. It is said that the actual *chirori* used thereafter were made of stronger materials such as copper.



Edo Cut Glass Writers' Utensils

The writers' set included an (back row from left) inkstone screen, brushpot, (middle row from left) paperweight, water dropper, ink holder, brush washer, and (front) scroll weight. The inkstone screen was used to protect the ink stone from dust.

The paperweight is in the shape of a bat. In Japan, bat prints have been used favorably as an auspicious sign as the character for "bat" can be pronounced as *fuku* (happiness) in the Japanese language. Incidentally, a design similar to a bat with its wings spread out is shaped on the front of the boat-shaped bowl (see right).

Many glass products can be found in the advertisement flyers of Kagaya, where Edo cut glass originated. This writers' set had also been sold for a long time from when it was first introduced in the 1830s until the 1870s. Edo cut glass is a traditional artifact which is still widely appreciated today.



Satsuma Kiriko Ai-iro Funagata Bachi (Indigo Blue Satsuma Cut Glass Boat-Shaped Bowl)

The gradation of the beautiful shades of indigo blue on this glass bowl is a special feature of Satsuma cut glass. The gradation of shades is achieved by using techniques in glass-cutting and by adding colors.

Cut glass techniques came from Europe and the method of adding colors was initiated in Bohemia and China. It is possible to conjure the image of Shimazu's Satsuma Domain at the time, where art and culture was proactively drawn in from abroad.



A glass factory was made along with shipbuilding yards and air furnaces in the domain's largest manufacturing quarter called *Shuseikan*. There were over a hundred people working in the glass factory alone.

After it became the "illusionary" glass, attempts of reproduction have been made, and at present it is as famous as Edo cut glass.

*Photos provided courtesy of the Suntory Museum of Art

shosha Vol.72 Gift

We will send five readers a gift of something Japanese. Please clearly state that you are responding to the *shosha 72* gift offer, and send entries with your name, address and opinions about this issue of *shosha* to **shosha@liaison-kikaku.co.jp** by **September 10, 2002.** Individuals submitting the survey, please do not forget to write your name and address and respond by the deadline. Winners will be notified and receive their gift by mail.

shosha is published every three months by Marubeni Corporation. Address all inquiries to Corporate Communications & Investor Relations Dept., Tokyo Head Office, C.P.O. Box 595, Tokyo 100-8692, Japan.
Publisher: Shinichi Saito
Editor: Michio Miyajima

shosha can also be accessed on the Internet through the home page of Marubeni Corporation at **http://www.marubeni.com/**
Please e-mail any comments regarding *shosha* to **shosha@liaison-kikaku.co.jp**

ISSN 0912-7704
R100 Printed on 100% recycled paper
Printed in Japan

✓ …. Contents are attached.

News Release

2001 [BACK NUMBER]

DATE	HEADLINE
Dec.28, 2001	Contract Signed for the Rehabilitation of a Large-scale Geothermal Power Station in Philippines
Dec.27, 2001	Marubeni Announces Siting of the First Direct FuelCell in Asia
Dec,13, 2001	Keith Oil & Gas Field Phase II Development in U.K. North Sea
Dec,4, 2001	EPC Contract signed for Atyrau Oil Refinery Modernization Project in the Republic of Kazakhstan
✓ Nov.8, 2001	Changes from the Estimates of Business Results of the 1st Half of FY2001 and Yearly Estimates for FY2001, and Year End Dividends for FY2001(PDF)
✓ Oct.25, 2001	Agreement on the financial restructuring plan for PT Chandra Asri in Indonesia
Oct.16, 2001	First Japanese company to launch electricity and renewable energy business in Britain
✓ Oct.10, 2001	Dividends and Estimate of Business Results for 1st Half of FY 2001and Dissolution of Subsidiaries (PDF)
Sep.20, 2001	Launch Exclusive Purchase Right Of Supreme Quality U.S. Cattle Hide
Sep.17, 2001	Video Transmission of Hi-Definition Digital Broadcasts between Japan, US ～NHK(Nippon Hoso Kyokai) Selected NEXION's Video Transmission Service for Relays of 2002 Salt Lake City Winter Olympics～
Jul. 31, 2001	Marubeni Recruits the Leading Natural Rubber Trader and Sets up a New Firm in Singapore
Jul. 23, 2001	Marubeni contracted with Holden (General Motor - Australia) For the supply of a new V6 engine manufacturing line
Jul. 17, 2001	Business Alliance Concluded with FuelCell Energy, Inc., of the United States
Jul. 17, 2001	Re: First Wholesale Joint Venture in China, Shanghai Baihong Trading Co., Ltd.
Jun. 19, 2001	Japan's first public trial for internet access and contents service using Bluetooth TM Wireless technology
Jun. 1, 2001	Concerning the Decision on Joint Development of Hail Creek Coal Project in Australia with Rio Tinto
May 28,2001	Launch of Marketing Site Exclusively for Paper Mill Facilities
May 28,2001	Marubeni Network Systems and Copper Mountain Networks reached a reseller agreement for Japanese market
Apr. 25,2001	World Gateway, Inc. Established
Apr. 20,2001	Yen Credit to the Republic of Turkey for the Greater Istanbul Water Supply Project
Apr. 13,2001	METRO enters partnership with Marubeni Corporation Market entry into Japan with METRO Cash & Carry
✓ Apr. 11,2001	Dividends and Estimate of Business Results for Fiscal Year ended March 31, 2001, Dissolution of Subsidiaries, and Establishment of Pension Trust

Apr. 9,2001	Marubeni Signed The Contract of Add-on Combined Cycle Conversion Project in Vietnam
Apr. 9,2001	Purchasing assets in California to Enter into the U.S. Housing Materials Market
Mar. 30,2001	New 'EnplaNet' as The Only Web Site in High-Tech Plastic Industry
Mar. 21,2001	Getting the First Investment Right in China as a Foreign Enterprise in a Textile IT Company
Mar. 9,2001	Integration of Iron & Steel Product Operations
Mar. 7,2001	Launch of Remote Proofing and Transmission Service to Publishing, Advertising and Printing Companies
Feb. 28,2001	Launch of a Market Place Site for Textile Materials
Feb. 23,2001	Expanding Chicken Processing Business in China
Feb. 20,2001	Two-Year Management Plan "@ction 21"
Feb. 14,2001	Launch of Private Leased Circuit Services to Osaka and Nagoya
Feb. 2,2001	Business Development of Harmless Water Medium Polyurethane Resin for Artificial and Synthetic Leather
Jan. 31,2001	Details of Basic Agreement between Daiei, Maruetsu and Marubeni
Jan. 26,2001	Integration of Iron & Steel Product Operations
Jan. 24,2001	Contract of New Power Generator Projects for Central and South America
Jan. 23,2001	Contract of a Thermal Power Station, Transmission Lines and Substations for the Brunei Government
Jan. 22,2001	Acquisition Exclusive Right to Distribute in Japan Imatron's Electron Beam Tomography (EBT) Scanner
Jan. 18,2001	Strategic Partner in the Internet-Based Procurement Business for the Shipping Industry
Jan. 17,2001	Equity Participation in China's National Pine Resin Factory


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News Release

Latest News Release

DATE	HEADLINE
Oct. 15, 2002	Revisions of Estimate of Consolidated Financial Results for the 1st Half of FY2002 (April 1, 2002-September 30, 2002) (PDF) (127KB)
Sep. 30, 2002	Received Order for Power Generation System from Companhia Siderurgica de Tubarao , Brazil
Sep. 30, 2002	Marubeni joins the expansion of Aluminerie Alouette's expansion project
Sep. 30, 2002	Marubeni Corp. invested $3.5 Million into Tridium
Sep. 11, 2002	Marubeni Awarded 250MW Cogeneration Power Project In Taiwan
Sep. 4, 2002	Receive Order for Shuttle Tankers to Transport Crude Oil to Brazil
Aug. 30, 2002	Receive Order for Renovation of the Astana Airport in Kazakhstan
Aug. 14, 2002	New business base for electronics materials established in Shanghai, China
Aug. 13, 2002	Marubeni and Hitachi have been jointly awarded a project for SF6 gas insulation switchgear (approx. Yen 1.7 billion) in the Kingdom of Bhutan
Aug. 7, 2002	Consolidated Financial Results for the 1st Quarter of FY2002 (PDF) (557KB)
Aug. 7, 2002	The Extinguishment of Corporate Notes (PDF) (81KB)
July 17, 2002	Mega project for supply & installation of water transmission pipeline (Approx. J.Y.100 billion) in U.A.E.
Jun. 18, 2002	Notice of Sale of Marubeni Osaka Head Office Building
Jun. 11, 2002	Marubeni awarded Combined Cycle Power Project in Vietnam
May 28, 2002	Marubeni to proceed with Sycamore Development Project in UK North Sea
Apr. 26, 2002	Restructuring of Joint Ventures by Vectant Inc., a Wholly Owned Subsidiary of Marubeni Corporation, and Asia Global Crossing Ltd.
Mar. 12, 2002	Marubeni Network Systems demonstrates Sorrento Network Systems' DWDM Utilizing Dark Fiber and ComSpace of Global Access in Tokyo
Mar. 11, 2002	Marubeni Awarded Power Project In Vietnam Consecutively
Mar. 6, 2002	Signing of Term-Sheet on the Financial Restructuring Plan for PT Chandra Asri in Indonesia
Feb. 26, 2002	Contract Signed for Machinery for Pipeline Construction in Russia
Feb. 13, 2002	Contract Signed for Optical and Microwave Radio Transmission Systems in Costa Rica
Jan. 31, 2002	Sorrento Networks and Marubeni Network Systems Form Strategic Partnership ～Marubeni Network Systems will serve as official reseller of Sorrento Networks' metro/regional optical networking products in Japan～
Jan. 25, 2002	Participation in the Rolls-Royce Trent 900 Engine Project
Jan. 21, 2002	Recycling Sewage Waste～To Conduct Joint Research with Osaka Prefecture～

Integration of Iron & Steel Product Operations

Marubeni Corporation
ITOCHU Corporation

March 9, 2001

After ITOCHU Corporation and Marubeni Corporation had reached to the agreement on integrating their iron and steel product operations in January this year followed by a series of intensive discussions, the two companies have agreed to establish the new company as described below.

<1> Profile of the New Company

Company Name : Yet to be decided
Capital : Yet to be decided
Equity Ownership : Equally owned by the two companies
Date of Establishment : October 1, 2001 (scheduled)
Chairman and President : Chairman: Akio Shigetomi
Managing Director
President of Metal and Energy Company
ITOCHU Corporation
President: Seinosuke Okazaki
Director
Chief Operating Officer of Iron and Steel Division
Marubeni Corporation
Location of Head Office : Tokyo
Consolidated Assets : JY630 billion
Consolidated Sales : JY1.7 trillion
No. of Employees : Approx. 760

<2> Philosophy and Vision of the New Company

1. Philosophy
   a) Become an energetic company composed of the groups filled with creativeness and intelligence
   b) Become a genuine and trustworthy company based on mutual understanding and respect
   c) Become a public-minded company that contributes to the development of society through distribution of iron and steel providing clients with maximum amount of added-value and solution utility
2. Vision
   a) Make use of the widely-ranged abilities the two companies hold (on information, distribution, finance, and human resources) to the maximum extent as an offshoot of the two trading houses' iron and steel operations
   b) Meet the diversified needs from suppliers and customers through smooth transactions both inside and outside Japan, increase of added value on projects and improvement of service quality
   c) Establish a consolidated management system that is characterized by profitability, efficiency, and soundness by skillful combination of many functions
   d) Generate the corporate mood that gives each employee a life worth working and encourages him and her to give free and full scope of their creativity
   e) Establish a stable profit base and issue the stock to public at the earliest occasion

<3> Ways and Schedule of Establishing the New Company

1. Establish the company as 'a new joint branch operation'
2. Schedule
   June 2001 : The agenda to be brought before the annual stockholders' meeting of each company
   October 2001: Scheduled to start the operation of the new company

<4> Preserving operational generality of the company

1. Each company will have an organization in itself specifically being in charge of the new company
2. The special purpose organizations as described below will be formed on full-time basis for the purpose of exchanging informations between the new companies and the head offices at the two corporations as well as jointly planning and promoting the projects:
   a) Trans-corporate committee (severally in Marubeni and ITOCHU head offices)
   b) Liaison council among Marubeni, ITOCHU, and the new company

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

April 11, 2001

Dividends and Estimate of Business Results for Fiscal Year ended March 31, 2001, Dissolution of Subsidiaries, and Establishment of Pension Trust

Company name : Marubeni Corporation (Code Number : 8002 TSE 1st Section)

Representative: TSUJI, Tohru, President and CEO, Director

Enquiry : (Tokyo) Title Assistant General Manager, Corporate Communications Dept.
Name UEYAMA, Takeo TEL(03)3282-4802

(Osaka) Title Assistant General Manager, Osaka Administration Dept.
Name UEDA, Yoshiki TEL(06) 6266-2485

[1] Fiscal-year-end Dividends for FY00

Marubeni Corporation (the Company) plans to forgo the payment of the fiscal-year-end cash dividends of this fiscal year, which was not decided when the Company announced its interim financial results for FY00 on November 16, 2000, from the view point of giving first priority to enlarging shareholders' equity.

< Dividend per share >

	Interim	Year End	Yearly Total
Announcement (Nov. 16, 2000)	JP¥0.00	To be decided	To be decided
Revised	-	JP¥0.00	JP¥0.00
(Reference) Actual for FY99	JP¥0.00	JP¥0.00	JP¥0.00

[2] Estimate of Business Results for FY00

The estimate of business results for FY00 is revised from that announced on November 16, 2000 as follows;

< Consolidated > (Unit: JP¥ Billion)

	Total volume of trading transactions	Net Income
Estimate (Nov. 16, 2000)	10,000	20
Revised	9,500	15
Change in amount	-500	-5
Change in percentage	-5%	-25%
(Reference) Actual for FY99	10,222.4	2.1

(Consolidated figures are based on US GAAP)

< Non-consolidated > (Unit: JP¥ Billion)

	Total volume of trading transactions	Income before taxes & unusual items	Net income
Estimate (Nov. 16, 2000)	8,000	50	5
Revised	8,000	50	4
Change in amount	-	-	-1
Change in per centage	-	-	-20%
(Reference) Actual for FY99	8,858.8	62.6	6.1

Main reason for decrease of net income is revaluation losses of securities due to decline of stock prices.

For this fiscal year, losses related to restructuring of businesses and gains on sales of assets which have been made to offset these losses are estimated as follows.

<Losses related to restructuring of businesses> (Unit: JP¥ Billion)

	Consolidated	Non-consolidated	Details
Losses related to securities	Approx. -25	Approx. -15	Revaluation losses of marketable securities, and others
Provision for specified overseas accounts	Approx. -30	Approx. -40	Provision for receivables from the former Soviet Union and other specified overseas accounts
Liquidation losses / Provision for subsidiaries and affiliated companies	Approx. -10	Approx. -20	Losses due to liquidation under the restructuring plan
Provision for doubtful accounts / Cumulated foreign currency exchange loss and other	Approx. -20	Approx. -15	-
Total	Approx. -85	Approx. -90	
(Reference) Actual for FY99	-91.5	-124.3	

<Gains on sales of assets> (Unit: JP¥ Billion)

	Consolidated	Non-consolidated	Details
Marketable securities/Investment securities/Property & equipment	Approx. 40	Approx. 40	-
(Reference) Actual for FY99	68.0	75.0	

(Consolidated figures are based on US GAAP)

[3] Dissolution of Subsidiaries

See attached "Annex".

[4] Establishment of Pension Trust

In order to improve pension assets to cover benefit obligation, the Company contributed cash amount to JP¥95 billion in March, 2001 to pension trust for the beneficiaries.

Annex

Dissolution of Subsidiaries

1. Name of Subsidiary:	**Marubeni Auto Latina S.A.**
1) Reason for dissolution:	Consolidating its automobile business in Latin America & Caribbean region into another US subsidiary, aiming to improve managerial efficiency.
2) Company profile:	
Location:	Edif.Global Bank Ave. Nicanor de Obarrio (calle 50) Piso 12-A, Postal 87 2847, Zona 7, PANAMA
Representative:	SONOBE, Shigemasa
Capital Stock:	US$3 million
Major shareholder(s):	Marubeni Corporation 100%
3) Prospects:	Resolved dissolution on March 6, 2001. Liquidation is to be completed in March 2004. Loss on non-consolidated basis is insignificant. Loss on consolidated basis is JP¥300 million.

2. Name of Subsidiary:	**Marubeni Apollo Corporation**
1) Reason for dissolution:	Withdrawal from non-profitable petroleum product business.
2) Company profile:	
Location:	4-2-34 Nishi Kasai, Edogawa-ku, Tokyo, JAPAN
Representative:	HOSHINO, Toshiro
Capital Stock:	JP¥40 million
Major shareholder(s):	Marubeni Energy Corporation 100%
3) Prospects:	Resolved dissolution on March 27, 2001. Liquidation is to be completed in September 2001. Loss on consolidated basis is JP¥300 million

3. Name of Subsidiary:	**Syspec Corporation**
1) Reason for dissolution:	Low profitability due to hard competition in PC-related product markets.
2) Company profile:	
Location:	Sato Building, 1-7-4 Soto Kanda, Chiyoda-ku, Tokyo, JAPAN
Representative:	YAMAZOE, Shigeo
Capital Stock:	JP¥50 million
Major shareholder(s):	Kanto Electronics Corporation 100%
3) Prospects:	Resolved dissolution on March 5, 2001. Liquidation is to be completed in September 2001. Loss on consolidated basis is JP¥500 million.

4. Name of Subsidiary: **MAGRISA Marubeni Agro Pecuaria Ltda.**

1) Purpose of dissolution: Withdrawal from non-core business (farm and stock breeding business in Brazil).

2) Company profile:

Location: Rua Antonio Souza Marcondes, No. 675 CEP 79150-000 Caixa Postal No. 35, Maracaji M.S., BRAZIL

Representative: SUGIMOTO, Kenji

Capital Stock: R 7.37 million

Major shareholder(s): Marubeni Corporation 99.99%
Marubeni Brasil S.A. 0.01%

3) Prospects: Resolved dissolution on March 30, 2001.
Loss on non-consolidated basis is JP¥2.3 billion.
Loss on consolidated basis is JP¥500 million.

5. Name of Subsidiary: **Heisei Farm Corporation**

1) Purpose of dissolution: Consolidating its broiler breeding business into Marubeni Chikusan Corporation, aiming to improve managerial efficiency.

2) Company profile:

Location: 3-5 Kanda Jinbocho, Chiyoda-ku, Tokyo, JAPAN

Representative: NISHIZONO, Hitoshi

Capital Stock: JP¥1,012 million

Major shareholder(s): Marubeni Chikusan Corporation 63.9%
Marubeni Corporation 20%
Others

3) Prospects: Resolved dissolution on March 23, 2001.
Liquidation is to be completed in June 2001.
Loss on non-consolidated basis is JP¥1.1 billion.
Loss on consolidated basis is insignificant.

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

October 11, 2001

Dividends and Estimate of Business Results for 1st Half of FY 2001 and Dissolution of Subsidiaries

Company name : Marubeni Corporation (Code Number : 8002 TSE 1st Section)
Representative: TSUJI, Tohru, President and CEO, Director
Enquiry : (Tokyo) Title Deputy General Manager, Corporate Communications Dept.
Name WATANABE, Shinya TEL(03)3282-4802
(Osaka) Title Assistant General Manager, Osaka Administration Dept.
Name UEDA, Yoshiki TEL(06) 6266-2485

[1] Dividends for 1st half of FY2001

Marubeni Corporation (the Company) plans to forgo the payment of the cash dividends for the 1st half of FY2001, from the view point of giving first priority to enlarging shareholders' equity.

< Dividend per share >

Announcement (as of May 17, 2001)	To be decided
Revised	JP¥0.00
(Reference) Dividend paid for 1st half FY00	JP¥0.00

[2] Estimate of Business Results for 1st half of FY2001

The estimate of business results for 1st half of FY2001 is revised from that announced on May 17, 2001 as follows:

< Consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Net Income
Estimate (as of May 17, 2001)	4,300	2.5
Revised	4,500	2.5
Change in amount	+200	-
Change in percentage	+5%	-
(Reference) Figure for 1st half FY00	4,499.5	6.1

(Consolidated figures are based on US GAAP)

< Non-consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Ordinary profit	Net income
Estimate (as of May 17, 2001)	3,400	10	2.5
Revised	3,500	10	2.5
Change in amount	+100	-	-
Change in percentage	3%	-	-
(Reference) Figure for 1st half FY00	3,801.4	31.7	3.2

For the 1st half of FY2001, losses related to restructuring of businesses and gains on sales of assets which have been made to offset these losses are estimated as follows:

<Losses related to restructuring of businesses> (Unit: JP¥ billion)

	Consolidated	Non-consolidated	Details
Losses related to securities	Approx. -10	Approx. -2	Revaluation losses of marketable securities, and others
Liquidation losses / Provision for subsidiaries and affiliated companies	Approx. -1	Approx. -14	Reservation for future restructuring
Provision for doubtful accounts / Losses on property and equipment, and others	Approx. –3	Approx. -2	-
Total	Approx. -14	Approx. -18	
(Reference) Figure for 1st half FY00	-40	-51.7	

<Gains on sales of assets> (Unit: JP¥ billion)

	Consolidated	Non-consolidated	Details
Marketable securities/Investment securities/Property & equipment	Approx. 12	Approx. 8	-
(Reference) Figure for 1st half FY00	20.6	27.5	

(Consolidated figures are based on US GAAP)

[3] Dissolution of Subsidiaries

See attached "Annex".

Annex

Dissolution of Subsidiaries are as below:

1. Name of Subsidiary: **SHINSHINDO FOODS SERVICE CO., LTD.**

1) Reason for dissolution: Transferring jurisdiction of commercial rights to Shinshindo Co., Ltd., aiming to improve managerial efficiency.

2) Company profile:

Location: 33 Fujikicho, Higashi-iru, Tera-machi, Takeya-machi-dori, Nakagyo-ku, Kyoto, JAPAN

Representative: MATSUDA, Tatsuhiko

Capital Stock: JP¥50 million

Major shareholder(s): Marubeni Corporation 51%, Shinshindo Baking Co., Ltd. 49%

3) Prospects: Resolved dissolution on August 23, 2001.
Liquidation is to be completed during 2001.
Loss on non-consolidated basis is JP¥500 million.
Loss on consolidated basis is JP¥400 million.

2. Name of Subsidiary: **TDLP Inc.**

1) Reason for dissolution: An investment company to IT related venture business, dissolving as a result of investment efficiency reexamination.

2) Company profile:

Location: 450 Lexington Avenue, N.Y., U.S.A.

Representative: SHIMIZU, Junichi

Capital Stock: US$318 thousand

Major shareholder(s): Marubeni Corporation 100%

3) Prospects: Resolved dissolution on August 24, 2001.
Liquidation is to be completed during 2001.
Losses on non-consolidated and consolidated basis are insignificant.

3. Name of Subsidiary: **Marubeni Euro Distribution GmbH**

1) Reason for dissolution: A distribution center in Europe, resulting in low profitability due to severe competition.

2) Company profile:

Location: Mahlenstrasse 123, 4052 Korschenbroich 1, Germany

Representative: HORI, Akikazu

Capital Stock: DM 3 million

Major shareholder(s): Marubeni Corporation 90%, Marubeni Europe 10%

3) Prospects: Resolved dissolution on September 17, 2001.
Liquidation is to be completed during 2001.
Losses on non-consolidated and consolidated basis are insignificant.

Agreement on the financial restructuring plan for PT Chandra Asri in Indonesia

Oct, 25, 2001

Today we have reached a revised basic agreement and concluded Memorandum of Understanding with the Indonesian Bank Restructuring Agency ('IBRA'), which is the main creditor of the Indonesian side, with respect to the financial restructuring plan for PT Chandra Asri ('Chandra Asri'), our joint venture in petrochemical industry in Indonesia.

For this financial restructuring plan, we reached a basic agreement and signed Memorandum of Understanding with IBRA back in June 2000 but have failed to execute contract documents and implement them after that. Then we have agreed to revise part of the agreement at the end of April 2001. However, some time has elapsed after that without any action taken to carry out the contents of the agreement. Thus, we renegotiated the contents again and reached this final agreement.

The contents of the final agreement

- Conversion of the loans in the approximate amount of $440 million out of total amount of $540 million made by the Indonesian side into common shares and conversion of the loans in the approximate amount of $ 150 million out of total amount of $780 million made by the Japanese side into common shares. (After these debt to equity conversions, shareholding ratios will be 75.8% for the Indonesian side, and 24.2% for the Japanese side.)
- The remaining loans in the approximate amount of $630 million made by the Japanese side and in the approximate amount of $100 million made by the Indonesian side shall be repaid in the next 15 years.
- The interest rate on the loans of both Indonesian and Japanese sides remaining after the debt to equity conversions shall be LIBOR + 1.25% per annum.

After the inauguration of the Megawati administration, both parties have recognized the importance of the early financial restructuring of Chandra Asri and reached agreement today. We are sure that this is the final agreement. When this restructuring plan is implemented, Chandra Asri will be able to improve its financial condition by a huge reduction of its interest expense and will be able to transform into a sound and stable business structure.

The Chandra Asri is currently in full operation and its actual production of Ethylene in the year 2000 was 510,000 tons. After this financial restructuring, the company is planning to make a small efficient investment to increase the capacity of its Ethylene production (from 510,000 tons to 560,000 tons annually). As a result, the company will be able to further

reduce its manufacturing costs and increase its international competitiveness.

President Toru Tsuji of Marubeni Corporation made the following comment on the agreement of this financial restructuring plan:

″ The negotiation has taken a long time, but we have finally reached an agreement thanks to the cooperation of all the parties of both countries. With this financial restructuring, Chandra Asri will be able to greatly improve its financial condition, and I am convinced that the company will be able to make its operations sound and stable from fiscal year 2002. Also, I hope that the solution of Chandra Asri's problem, which has been the heaviest burden on the business of Marubeni Corporation, is going to make a large contribution to our financial results.″

For Your Information

1. The contents of the past two agreements:

(1) The contents of the agreement made in June, 2000
- All amount of loans made by the Indonesian side in the approximate amount of $460 million and $100 million out of loans made by the Japanese side shall be converted into equities.
- The remainder of the loans made by the Japanese side shall be repaid in the next 12 years.
- The interest rate to be applied to the remaining Japanese loans shall be LIBOR + 2.5% per annum.

(2) The contents of the agreement made in April, 2001
- Approximately $410 million out of loans made by the Indonesian side and $100 million out of loans made by the Japanese parties shall be converted into equities.
- The remainder of the loans shall be repaid in the next 15 years.
- The interest rate to be applied to the remaining loans shall be LIBOR + 1.5% per annum.

2. The outline of the Chandra Asri

Formal Company Name: PT Chandra Asri
Head Office Location : Jakarta, Indonesia
Plant Location : Merak-Cilegon District, West Java, Indonesia
Establishment : 1989 (Operation started in 1995)
Capital : $1,050 million
Total Project Cost : $1,882 million
Business : The only olefin manufacturing center in Indonesia
Production Capacity : Ethylene 510,000 tons per year
Propylene 270,000 tons per year
Polyethylene 300,000 tons per year
Shareholders (before this restructuring):
Indonesian side 76.2%

Japanese side 23.8%

Operating results for the fiscal year ended 12/31/2000:

Sales	$514 million
Operating Income	$22 million
Net Income after taxes	-$98 million

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

November 8, 2001

Changes from the Estimates of Business Results of the 1st Half of FY2001 and Yearly Estimates for FY2001, and Year End Dividends for FY2001

Company name : Marubeni Corporation (Code Number : 8002 TSE 1st Section)
Representative: TSUJI, Tohru, President and CEO, Director

Enquiry :	(Tokyo)	Title	Deputy General Manager, Corporate Communications Dept.	
		Name	WATANABE, Shinya	TEL(03)3282-4802
	(Osaka)	Title	Assistant General Manager, Osaka Administration Dept.	
		Name	UEDA, Yoshiki	TEL(06) 6266-2485

Marubeni Corporation (the Company) has made a resolution at the Board of Directors held today, to recognize one-time losses on marketable securities, notes and accounts receivables, investments, non-current assets, or others. This resolution is aiming to create the strong company structure in order to make a quick response to, and to challenge the drastically changing business environments under the basic management policy of our two-year management plan *"@ction 21". According to the resolution, the* company would like to make the following announcement regarding financial results for 1st half FY01(April 1st 2001～September 30th 2001), financial prospects for FY2001(April 1st 2001～March 31st 2002), and year-end dividends for FY2001.

[1] Changes from the Estimates and the Results for 1st Half FY2001

On October 10th, we announced that the estimates for the 1st half FY2001 would be the same as those announced in May, except for that of total volume of trading transactions. However, according to the recognition of the above-mentioned one-time losses, the estimates of financial results for this period are revised as below.

< Consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Net Income
Estimate (as of October 10, 2001)	4,500	2.5
Revised	4,530	-107.0
Change in amount	+30	-109.5
Change in percentage	+0.7%	-
(Reference) Estimates as of FY00	4,300	2.5
(Reference) Results for the 1st half FY00	4,499.5	6.1

(Consolidated figures are based on US GAAP)

< Non-consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Ordinary profit	Net income
Estimate (as of October 10, 2001)	3,500	10	2.5
Revised	3,570	11	-167
Change in amount	+70	+1	-169.5
Change in percentage	2%	10%	-
(Reference) Estimates as of May 17, 2001	3,400	10	2.5
(Reference) Results for the 1st half FY00	3,801.4	31.7	3.2

For this period (1st half of FY2001), losses related to restructuring of businesses and gains on sales of assets are estimated as follows.

<Losses related to restructuring of businesses> (Unit: JP¥ billion)

	Consolidated	Non-consolidated	Details
Liquidation losses / Provision for subsidiaries and affiliated companies	Approx. -36	Approx. -130	Liquidation losses due to restructuring of group firms etc. Provision for investment losses on securities of group firms etc.
Losses related to marketable securities/ investment securities	Approx. -92	Approx. -52	Valuation losses on listed stocks due to decline of market prices. Provision for impairment of unlisted stocks
Allowance for doubtful accounts including special provisions	Approx. -43	Approx. -43	Provision for credit losses related to bad debts and receivables in general etc.
Valuation losses/ losses on sales of non-current assets	Approx. -27	Approx. -33	Losses for the recognition of impaired low profit making real estate
Total	Approx. -198	Approx. -258	
Estimates (as of October 10, 2001)	Approx. -14	Approx. -18	
(Reference) Results for the 1st half FY00	-40	-51.7	

<Gains on sales of assets> (Unit: JP¥ billion)

	Consolidated	Non-consolidated	Details
Marketable securities/Investment securities/Property & equipment, etc.	Approx. 12	Approx. 8	-
Estimates (as of October 10, 2001)	Approx. 12	Approx. 8	
(Reference) Results for the 1st half FY00	20.6	27.5	

[2] Estimate of Business Results for FY2001

The yearly estimate of business results for FY01 is revised from that announced on May 17, 2001 as below, according to the restructuring cost for the 1st half.

< Consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Net Income
Estimate (as of May 17, 2001)	9,000	1.5
Revised	9,000	-105
Change in amount	0	-120
Change in percentage	-	-
(Reference) Results for FY00	9,436.9	15

(Consolidated figures are based on US GAAP)

< Non-consolidated > (Unit: JP¥ billion)

	Total volume of trading transactions	Ordinary profit	Net income
Estimate (as of May 17, 2001)	7,000	30	5
Revised	7,200	20	-160
Change in amount	+200	-10	-165
Change in percentage	2.9%	-33.3%	-
(Reference) Results for FY00	8,154.2	55.1	4

[3] Year End Dividends for FY2001

The Company plans to forgo the payment of the year-end cash dividends for FY2001, according to the above-mentioned changes of yearly estimate of business results.

< Dividend per share >

	Term-end	Annual
Announcement (as of May 17, 2001)	To be decided	To be decided
Revised	JP¥0.00	JP¥0.00
(Reference) Dividend paid for FY00	JP¥0.00	JP¥0.00

Signing of Term-Sheet on the Financial Restructuring Plan for PT Chandra Asri in Indonesia

March 6, 2002

Yesterday, we have signed "Term-Sheet establishing the Restructuring Framework for Debt and Share Capital of PT Chandra Asri" ("Term Sheet") with the Indonesian Bank Restructuring Agency ('IBRA'), the main creditor of the Indonesian side, and other related parties with respect to the financial restructuring plan for PT Chandra Asri ('Chandra Asri').

For this financial restructuring plan, we reached a basic agreement and signed Memorandum of Understanding (MoU-2000) with IBRA back in June 2000, but failed to execute contract documents after that. Then, after re-negotiations, we had agreed to revise part of conditions and signed Memorandum of Understanding (MoU-2001) again on October 25, 2001.

Based on this MoU-2001, we have been packing details, and with yesterday's signing of the Term-Sheet, the detailed conditions for the financial restructuring plan for Chandra Asri, have been fixed.

The signing of restructuring contract documents is scheduled in the end of March 2002, after documentation works.

Reference 1: The major contents of Term Sheet

- Conversion of the loans in the approximate amount of $440 million out of total amount of $540 million made by the Indonesian side into common shares and conversion of the loans in the approximate amount of $ 150 million out of total amount of $780 million made by the Japanese side into common shares.
- The remaining loans in the approximate amount of $630 million made by the Japanese side and in the approximate amount of $100 million made by the Indonesian side shall be repaid in the next 15 years.
- The interest rate on the loans of both Indonesian and Japanese sides remaining after the debt to equity conversions shall be LIBOR + 1.25% per annum.

Reference 2: Company profile of PT Chandra Asri

Formal Company Name: PT Chandra Asri
Head Office Location : Jakarta, Indonesia
Plant Location : Merak-Cilegon District, West Java, Indonesia
Establishment : 1989 (Operation started in 1995)
Capital : $1,050 million
Total Project Cost : $1,882 million
Business : The only olefin manufacturing center in Indonesia
Production Capacity : Ethylene 510,000 tons per year
Propylene 270,000 tons per year

Polyethylene 300,000 tons per year
Operating results for the fiscal year ended 12/31/2001:
Sales $306 million
Operating Income -$51 million
Net Income after taxes -$191 million

Restructuring of Joint Ventures by Vectant Inc., a Wholly Owned Subsidiary of Marubeni Corporation, and Asia Global Crossing Ltd.

April 26, 2002

Vectant Inc. ("Vectant"), which is a wholly owned subsidiary of Marubeni Corporation ("Marubeni"), is operating following joint ventures with Asia Global Crossing Ltd. ("AGC").

1. Pacific Crossing Ltd. ("PCL"): A holding company of a submarine optical fiber cable system between U.S. and Japan (35.5% held by Vectant and 64.5% held by AGC)
2. Global Access Ltd.("GAL"): A large capacity high-speed data communication service company in Japan (51% held by Vectant and 49% held by AGC)

Vectant and AGC have agreed to align their shares in the above-mentioned two joint ventures, and entered into the following contracts on April 25, 2002.

Outline of the Contract
1). Exchange of the 49% shares of GAL held by AGC for the 20% shares of PCL held by Vectant and a part of the capacity held by GAL. (As a result, GAL will become a 100% subsidiary of Vectant).
2). Vectant gives AGC an option of purchasing the remainder of its shares in PCL (15.5% shares of PCL), when certain conditions are met.
3). Vectant buys, from AGC, the loan receivables (J. Yen 2,940 million) from GAL.
In addition, the parties simultaneously entered into a contract with AGC pursuant to which GAL will provide a right to use a maximum of 500Gbps of the backhaul capacity held by GAL.

GAL, after its capital relationship with AGC is dissolved, plans to shift from the business mainly offering the backhaul line (Note 1) connecting cable landing points and cities, to the business as a epoch-making data-communication service provider utilizing the Tokyo-Fukuoka backbone line (Note 2) which was completed in this year.
On the other hand, the value of fixed assets of PCL fell significantly due to the recent downturn of submarine fiber optic cable demand and price. Accordingly, PCL is expected to take impairment charges to its fixed assets in excess of its shareholders' equity, as of the end of December 2001. Under the above circumstances, Vectant decided to take impairment charges to the book value of its PCL shares, resulting in a decrease from the original carrying value to zero. As a result, Marubeni will record an additional 13 billion yen approx. loss on the consolidated basis. (Marubeni Group makes no loans and guarantees to PCL.)
Although Marubeni expects a certain impact on the financial results for the fiscal year ended March 2002, concerning the above-mentioned additional loss, the final financial results will be released on May 14, 2002 since

Marubeni is under closing its book now,

(Note 1) Backhaul line: The network connecting inland cities and the landing points of international submarine cables.
(Note 2) Backbone line: The domestic communication artery connecting two or more networks of communication service providers and others.

Pacific Crossing Ltd.
Location: English Bermuda
Establishment: December, 1999
Capital: US Dollar 400 million
Shareholders: Asia Global Crossing 64.5% and VECTANT 35.5%
Representative: Eugene Shutler
Yearly-turnover: US Dollar 142 million (fiscal year ended December, 2000)
Business: A holding company of submarine cable system between Japan and the U.S.

Asia Global Crossing Ltd.
Location: English Bermuda
Establishment: September, 1999
Capital: US Dollar 2,100 million
Shareholders: Global Crossing 58.8%, Microsoft 15.4%, and Softbank 15.4% etc.
Representative: Jack Scanlon (CEO)
Yearly-turnover: US Dollar 154 million (fiscal year ended December, 2000)
Business: A holding company of submarine cable system in Asian area

[Press Contact]
Corporate Communications & Investor Relations Department, Marubeni Corporation
Telephone: 81-3-3282-4803

Disclaimer Regarding Forward-Looking Statements
This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

* This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Marubeni NEWS

Notice of Sale of Marubeni Osaka Head Office Building

June 18, 2002

Marubeni Corporation ("the Company") is executing the @ction 21 "A" PLAN (a management plan) which aims to enhance its earnings base and reinforce its financial structure. In line with the plan, the Company is pursuing the reduction of non-performing assets.
The Company hereby announces that the Company and Nihon Sogo Trust Investment Corporation have reached a basic sales agreement of Marubeni Osaka Head Office Building (the "Building").
The details of the transaction are as follows:

1. Reason for Sale: Mentioned as above

2. Contents of the Transaction
 (1) Details of the Fixed Assets to be sold:
 Marubeni Osaka Head Office Building
 Land Area : 5,878.72㎡
 Building : 41,574.47㎡
 Location : 3-1, Hommachi 2-Chome, Chuo-ku Osaka-shi, Osaka
 Book Value : JPY10,200million
 Sales Amount: JPY12,500million
 (2) Payment Term : One lump-sum payment in cash
 (3) Others : After the sales, the Company will enter into 10-year lease agreement with Nihon Sogo Trust Investment Corporation for the continuing use of the Building as before.

3. Schedule of the Transaction
 Beginning of July, 2002 : Signing of the Sales and Purchase Contract
 End of September, 2002: Transfer of the ownership

4. Profile of the Buyer
 Nihon Sogo Trust Investment Corporation
 Head Office : 25-5, Toranomon 1-chome, Minato-ku, Tokyo
 Representative: Yasuo Ueno, Executive Officer

 Profile of Nihon Sogo Fund Co., Ltd.
 Head Office : 25-5, Toranomon 1-chome, Minato-ku, Tokyo
 Representative: Hiroshi Gomi, President

 Note:
 1) Nihon Sogo Trust Investment Corporation is a trustee of operating assets of Nihon Sogo Fund Co., Ltd.
 2) Neither capital relationship nor business transaction exists between the Company and the two entities mentioned above.

5. Impacts on the Financial Results for Fiscal Year 2002
 For non-consolidated income statement: JPY2.3 billion
 For consolidated income statement : JPY100 million (due to the

proportional profit allocation over 10 years of lease period).

At this moment, however, the prospects of the financial results for Fiscal Year 2002 announced on May 14, 2002 will not be amended.

Marubeni NEWS

Mega project for supply & installation of water transmission pipeline (Approx. J.Y.100 billion) in U.A.E.

July 17, 2002

Marubeni Corporation and Taisei Corporation have been jointly awarded a mega project for supply & installation of a water transmission pipeline (approx. J.Yen 100 billion) from the Abu Dhabi Water & Electricity Authority (ADWEA), Abu Dhabi, United Arab Emirates.

The planned water pipeline will run from Shuweihat (250km from Abu Dhabi city), where a mega IWPP project has been under construction, up to Mussafah near Abu Dhabi city, conveying 100 MIGD (million imperial gallon per day) of desalinated water. Ductile iron pipes, which have characteristics renowned for resistance to impact and corrosion, are to be used for the main transmission pipelines. It is said that this project is one of the biggest water pipeline projects ever undertaken using ductile iron pipes with total weight of 410,000 tons, total length of 500km and 15 million cubic meters of earthwork. The project will include the supply & installation of ductile iron pipes and two pumping stations and its completion is expected by the end of 2004. The project is all funded from ADWEA's own funds.

Despite stiff competition from other bidders such as European contractors and Korean contractors, Marubeni and Taisei have finally been awarded this project due to reasons of a financially competitive bid, supported with their highly evaluated commercial and technical performance. Especially, Marubeni has accumulated vast experiences in power projects with ADWEA previously, and Taisei has also worked on construction of cement plant before in U.A.E.

The problem of water/waste water management has become ever more serious and critical especially in the gulf countries, spurred by the more than 3% per annum growth in the population and rapid industrial development. This project is said to be one of the most important projects in U.A.E., considering that the water demand in U.A.E. in 2005 is predicted to increase to 600 MIGD from the current 480 MIGD.

Marubeni has been recently developing large scale water projects and investment projects in China, Mexico, Turkey etc. Undertaking a number of other mega water projects in gulf countries is Marubeni's next target after the Shuweihat project. Taisei will be aggressively expanding overseas construction projects which require its high-graded technology, in addition to mega projects like the Shuweihat project which they believe to be the lead for their future development and expansion in the middle east market.

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

August 7, 2002

To whom it may concern,

Company name : **Marubeni Corporation**
Representative : TSUJI, Tohru, President and CEO, Director
Code Number : 8002 TSE Section 1
Enquiries : (Tokyo) Title General Manager, Media Relations Sec.
Corporate Communications & Investor Relations Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

The Company announced the extinguishment of corporate notes by repurchase in the 1st Quarter of FY2002 as follows:

1. Details : 14 issues including Marubeni Corporation No. 24 (2.0% unsecured notes due 2003)

2. Extinguishment amount : JPY 10,330 million

3. Gains on extinguishment : JPY 2,566 million

8/7/2002

Summary of Consolidated Financial Results

for the 1st Quarter of FY2002

(April 1, 2002 - June 30, 2002)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni
CORPORATION

(TSE Code: 8002)

August 7, 2002

Summary of Consolidated Financial Results for the 1st Quarter of FY 2002

(US GAAP basis)

Company name : **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Headquarter location : Osaka
Enquiries : (Tokyo) Title Deputy General Manager,
Corporate Communications & Investor Relations Dept.
Name WATANABE, Shinya TEL (03)3282-4802

1. Consolidated financial results for the 1st Quarter of FY 2002 (April 1, 2002 - June 30, 2002)

(Unit: billions of yen)

	1st Quarter		Variance	(Reference) Yearly prospect for FY2002 announced in May 2002
	FY2002	FY2001		
Total volume of trading transactions	1,939.2	1,943.2	- 4.1	8,600.0
Gross trading profit	104.3	103.9	0.4	450.0
Operating profit	17.4	5.1	12.2	85.0
Net income	10.1	0.6	9.5	30.0

(Unit: billions of yen)

	At the end of		Variance
	June 2002	March 2002	
Total assets	4,561.7	4,805.7	-243.9
Net interest bearing debt (less cash and cash equivalents, and time deposits)	2,704.6	2,712.9	-8.3
Shareholders' equity	269.1	263.9	5.2

(Note 1) The results of the 1st quarter are not audited by independent public accountants.
(Note 2) From this 1st quarter, the Company applies Statement of Financial Accounting Standards No. 141 "Business Combinations" and Statement No. 142 "Goodwill and Other Intangible Assets".
(Note 3) (End June 2002) Number of subsidiaries: 346 Number of affiliated companies accounted for by equity method: 164
(End March 2002) Number of subsidiaries: 354 Number of affiliated companies accounted for by equity method: 161

2. An outline of consolidated financial results

Total volume of trading transactions for the 1st quarter has decreased by 0.2% from the same period of the previous year, to ¥ 1,939.2 billion, mainly due to ¥ 110.3 billion decrease in steel product business, notwithstanding the increase mainly in plant & ship. Decrease in steel product business is due to the spin-off and integration into Marubeni-Itochu Steel Inc.
Gross trading profit for the period was ¥ 104.3 billion, improved by 0.4%, due to increase in transportation & industrial machinery, energy, chemicals and others, despite of the decrease in steel product business by ¥ 5.6 billion.
Operating profit increased to ¥ 17.4 billion by 237.9% from the same period of the previous year, due to decrease in SG&A expenses as well as increase in gross trading profit.
Net income increased to ¥ 10.1 billion, or by ¥ 9.5 billion over the previous year.

Total assets as of June 30, 2002 was ¥ 4,561.7 billion, down by ¥ 243.9 billion or 5.1%, and net interest-bearing debt dropped by ¥ 8.3 billion or 0.3%, to ¥ 2,704.6 billion from the end of March 2002.
Shareholders' equity increased by ¥ 5.2 billion or 2.0%, to ¥ 269.1 billion.

3. Prospect for 1st Half of FY2002 (April 1, 2002 – September 30, 2002)

Prospect for the interim financial results for FY2002 (Total volume of trading transactions : ¥ 4,200.0 billion, Net income : ¥ 12.0 billion) is unchanged from the prospect announced on May 17, 2002.

Marubeni Corporation

Consolidated Statements of Operations

Millions of yen

	1st Quarter FY2002	1st Quarter FY2001	Variance	Ratio	Reference Yearly results for FY2001
Total volume of trading transactions	**¥ 1,939,163**	¥ 1,943,231	¥ - 4,068	- 0.2 %	¥ 8,972,245
Gross trading profit	**¥ 104,316**	¥ 103,889	¥ 427	0.4 %	436,804
(ratio)	**(5.38%)**	(5.35%)			(4.87%)
Expenses:					
Selling, general and administrative expenses	**- 84,050**	- 97,331	13,281	-13.6%	-392,092
Provision for doubtful accounts	**- 2,903**	- 1,419	- 1,484	104.6%	-43,936
Total	**- 86,953**	- 98,750	11,797	-11.9 %	-436,028
Operating profit	**17,363**	5,139	12,224	237.9 %	776
Other income (expenses):					
Interest expense, net of interest income	**- 6,113**	-8,045	1,932	-24.0 %	-29,492
Dividends	**2,274**	2,466	- 192	- 7.8 %	7,477
Gain (loss) on investment securities	**9,730**	4,663	5,067	108.7%	-83,814
Gain (loss) on property and equipment	**110**	61	49	80.3%	-43,636
Other - net	**- 924**	- 1,496	572	-38.2%	-16,466
Total	**5,077**	- 2,351	7,428	-	- 165,931
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	**22,440**	2,788	19,652	704.9%	- 165,155
Provision for income taxes	**-15,600**	- 4,016	-11,584	288.4%	67,674
Income (loss) before equity in earnings (losses) of affiliated companies	**6,840**	- 1,228	8,068	-	- 97,481
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**3,271**	1,834	1,437	78.4%	- 18,937
Net income (loss)	**¥ 10,111**	¥ 606	¥ 9,505	-	¥ - 116,418

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	June 2002	**March 2002**	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 328,828**	¥ 471,978	**¥ - 143,150**
Investment securities	**65,015**	63,949	**1,066**
Notes and accounts receivable - trade:	**1,203,129**	1,249,802	**- 46,673**
Inventories	**441,805**	439,278	**2,527**
Other current assets	**260,029**	262,552	**- 2,523**
Total current assets	**2,298,806**	2,487,559	**- 188,753**
Investments and long-term receivables:			
Investments	**826,227**	837,801	**- 11,574**
Long-term receivables, less accumulated depreciation	**554,070**	582,035	**-27,965**
Total investments and long-term receivables	**1,380,297**	1,419,836	**- 39,539**
Property and equipment, at cost	**506,646**	511,874	**- 5,228**
Other assets	**375,986**	386,400	**- 10,414**
Total assets	**¥4,561,735**	¥4,805,669	**¥ - 243,934**

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	June 2002	**March 2002**	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 1,192,616**	¥ 1,247,302	**¥ - 54,686**
Notes and accounts payable-trade	**859,169**	899,399	**- 40,230**
Other current liabilities	**238,670**	294,507	**- 55,837**
Total current liabilities	**2,290,455**	2,441,208	**- 150,753**
Long-term debt, less current portion	**1,953,850**	2,048,454	**- 94,604**
Other liabilities	**16,989**	19,238	**- 2,249**
Minority interests in consolidated subsidiaries	**31,368**	32,874	**- 1,506**
Shareholders' equity:			
Common stock	**194,039**	194,039	**-**
Additional paid-in capital	**87,765**	216,993	**- 129,228**
Retained earnings	**44,585**	- 94,754	**139,339**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**- 2,023**	386	**- 2,409**
Currency translation adjustments, net of reclassification, others	**- 55,285**	- 52,761	**- 2,524**
Accumulated other comprehensive loss - total	**- 57,308**	- 52,375	**- 4,933**
Treasury stock	**- 8**	- 8	**0**
Total shareholders' equity	**269,073**	263,895	**5,178**
Total liabilities and shareholders' equity	**¥4,561,735**	¥4,805,669	**¥ - 243,934**

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP.

(Note 3) According to Japanese Commercial Law, appropriation of the loss to the earned surplus has been resolved at the ordinary general shareholders' meeting held on June 26, 2002, thereby eliminating the unappropriated loss for FY 2001. Thus, consolidated additional paid-in capital is decreased by ¥ 129,228 million, while retained earnings is increased by the same amount for the 1st quarter.

Segment Information

◆ ***1st Quarter of FY2002 (April 1, 2002-June 30, 2002)*** *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 120,177	¥ 76,783	¥ 202,814	¥ 127,400	¥ 449,609	¥ 108,626
Gross trading profit	¥ 8,752	¥ 3,065	¥ 3,004	¥ 13,427	¥ 9,199	¥ 3,416
Segment net income (loss)	¥ 97	¥ 2,153	¥ - 612	¥ 1,731	¥ 3,463	¥ 72
Segment assets	¥ 282,402	¥ 207,908	¥ 418,020	¥ 325,247	¥ 336,551	¥ 172,704

	-	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ -	¥ 133,509	¥ 177,335	¥ 206,656	¥ 82,231
Gross trading profit	¥ -	¥ 7,599	¥ 10,938	¥ 14,477	¥ 5,623
Segment net income (loss)	¥ -	¥ 1,459	¥ 1,296	¥ 2,590	¥ 413
Segment assets	¥ -	¥ 175,232	¥ 326,760	¥ 359,879	¥ 144,521

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 31,007	¥ 11,867	¥ 43,715	¥ 247,695	¥ - 80,261	¥ 1,939,163
Gross trading profit	¥ 6,824	¥ 1,860	¥ 2,034	¥ 14,692	¥ - 594	¥ 104,316
Segment net income (loss)	¥ 45	¥ 2,145	¥ 528	¥ 1,283	¥ - 6,552	¥ 10,111
Segment assets	¥ 406,338	¥ 322,469	¥ 72,229	¥ 567,859	¥ 443,616	¥ 4,561,735

◆ ***1st Quarter of FY2001 (April 1, 2001-June 30, 2001)*** *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 119,392	¥ 43,887	¥ 85,556	¥ 106,249	¥ 468,588	¥ 119,042
Gross trading profit	¥ 8,773	¥ 2,649	¥ 3,022	¥ 11,308	¥ 8,017	¥ 3,859
Segment net income (loss)	¥ - 3,892	¥ 3,098	¥ - 3,191	¥ 356	¥ 2,102	¥ 989
Segment assets	¥ 294,352	¥ 204,291	¥ 569,545	¥ 359,713	¥ 298,267	¥ 212,207

	Iron and Steel	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ 110,343	¥ 131,296	¥ 187,073	¥ 200,819	¥96,078
Gross trading profit	¥ 5,625	¥ 6,539	¥ 10,057	¥ 14,055	¥7,055
Segment net income (loss)	¥ - 956	¥ - 586	¥ 440	¥ 305	¥438
Segment assets	¥ 242,569	¥ 178,720	¥ 362,277	¥ 348,584	¥167,723

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 38,295	¥ 11,319	¥ 76,799	¥ 285,339	¥ - 136,844	¥ 1,943,231
Gross trading profit	¥ 6,015	¥ 1,665	¥ 1,062	¥ 15,696	¥ - 1,508	¥ 103,889
Segment net income (loss)	¥ - 1,780	¥ 1,030	¥ - 609	¥ - 2,047	¥ 4,909	¥ 606
Segment assets	¥ 444,819	¥ 454,553	¥ 156,454	¥ 643,506	¥ 375,468	¥ 5,313,048

◆ Variance *Millions of yen*

	IT business	Utility and infrastructure	Plant and ship	Transportation and industrial machinery	Energy	Metals & Mineral Resources
Total volume of trading transactions	¥ 785	¥ 32,896	¥ 117,258	¥ 21,151	¥ - 18,979	¥ - 10,416
Gross trading profit	¥ - 21	¥ 416	¥ - 18	¥ 2,119	¥ 1,182	¥ - 443
Segment net income (loss)	¥ 3,989	¥ - 945	¥ 2,579	¥ 1,375	¥ 1,361	¥ - 917
Segment assets	¥ - 11,950	¥ 3,617	¥ - 151,525	¥ - 34,466	¥ 38,284	¥ - 39,503

	Iron and Steel	Chemicals	Forest Products & General Merchandise	Agri-Marine Products	Textile
Total volume of trading transactions	¥ - 110,343	¥ 2,213	¥ - 9,738	¥ 5,837	¥ - 13,847
Gross trading profit	¥ - 5,625	¥ 1,060	¥ 881	¥ 422	¥ - 1,432
Segment net income (loss)	¥ 956	¥ 2,045	¥ 856	¥ 2,285	¥ - 25
Segment assets	¥ - 242,569	¥ - 3,488	¥ - 35,517	¥ 11,295	¥ - 23,202

	Development & Construction	Finance & Logistics	Domestic branches and offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ - 7,288	¥ 548	¥ - 33,084	¥ - 37,644	¥ 56,583	¥ - 4,068
Gross trading profit	¥ 809	¥ 195	¥ 972	¥ - 1,004	¥ 914	¥ 427
Segment net income (loss)	¥ 1,825	¥ 1,115	¥ 1,137	¥ 3,330	¥ - 11,461	¥ 9,505
Segment assets	¥ - 38,481	¥ - 132,084	¥ - 84,225	¥ - 75,647	¥ 68,148	¥ - 751,313

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in ***Corporate and elimination***.

(Note 3) The figures of ***Iron and Steel*** is excluded from the operating segments from the 2nd Half FY2001, due to the spin-off and its integration into Marubeni-Itochu Steel Inc. on October 1, 2001.

(Note 4) Segment assets are the amounts at the end of each quarter.

Marubeni NEWS

Marubeni joins the expansion of Aluminerie Alouette's expansion project

September 30, 2002

The five Aluminerie Alouette's ("Alouette") shareholders gave final approval for the expansion of their plant in Sept-Iles, Quebec, Canada, a C$1.41 billion project.

Marubeni holds 6.67% share in Alouette through its subsidiary company, Marubeni Metals & Minerals (Canada) Inc.

During the extraordinary Alouette's shareholders' meeting, it was agreed to increase the capacity of the plant from 243,000 tons to 550,000 tons.

Marubeni will participate in this expansion project with 6.67% or C$97.5 million (¥7.5billion).

Site preparation is starting now. The construction will begin as soon as the spring arrives in 2003. First metal is scheduled for February 2005 and the plant will be completed in the fall of 2005. Once completed, the new Alouette will be the largest aluminium smelter within the Americas.

Aluminerie Alouette is a consortium made up of Alcan (40%), Austria Metall (20%), Norsk Hydro (20%), the Societe Generale de Financement du Quebec (13.33%) and Marubeni (6.67%).

Marubeni is the largest aluminum trader among Japanese companies and has approximately 160 thousand tons of equity metal annually through current investments in aluminum smelters in Australia, Indonesia, Brazil, Venezuela, and Canada. When this expansion has completed, Marubeni is going to hold investor's right of off-take over 180 thousand tons per annum.

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements
This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

October 15, 2002

Revisions of Estimate of Consolidated Financial Results for the 1st Half of FY 2002 (April 1, 2002 - September 30, 2002)

Company name: **Marubeni Corporation** Code Number : 8002 (URL http://www.marubeni.com)
Representative: TSUJI, Tohru, President and CEO, Director
Enquiries: (Tokyo) Title General Manager, Media Relations Section
Corporate Communications & Investor Relations Dept.
Name HONDA, Tsutomu TEL (03)3282-4800

1. Revisions of Estimate of Consolidated Financial Results for the 1st Half of FY 2002 (April 1, 2002 - September 30, 2002)

(1) The estimate of consolidated financial results for the 1st Half of FY2002 is revised from that announced on May 14, 2002 as follows;

<Consolidated> (Unit: JP¥ Billion)

	Total volume of trading transactions	Net income for the 1st Half FY2002
Estimate (announced on May 14, 2002)	4,200.0	12.0
Revised	4,200.0	17.5
Change in amount	-	+5.5
Change in percentage	-	+46%
(Reference) Actual for 1st Half FY2001	4,525.2	-107.0

(Consolidated figures are based on US GAAP)

(2) Major reasons for the above revisions

Consolidated net income for the 1st Half of FY2002 is expected to be approximately 17.5 billion yen, exceeding the estimate announced in May 2002 of 12.0 billion yen by 5.5 billion yen. That is mainly because operating profit, interest expenses-net and equity in earnings are improving through Marubeni's restructuring plan, @ction 21 "A" PLAN, although certain appraisal losses for listed equity securities and foreign exchange losses are expected.

Reference <Non-consolidated> (Unit: JP¥ Billion)

	Total volume of trading transactions	Ordinary profit	Net income
Estimate (announced on May 14, 2002)	3,200.0	7.0	5.0
Revised	3,300.0	8.0	6.0
Change in amount	+100.0	+1.0	+1.0
Change in percentage	+3%	+14%	+20%
(Reference) Actual for 1st Half FY2001	3,571.5	11.3	-167.1

2. Yearly Estimate of Financial Results for FY 2002 (April 1, 2002 - March 31, 2003)

Due to the uncertainty of economic environment, yearly estimates for consolidated and non-consolidated financial results for FY2002 are unchanged from the announcement of May 14, 2002.

Marubeni

MARUBENI CORPORATION
C.P.O. BOX 595, TOKYO 100-91, JAPAN
CABLE: MARUBENI TOKYO

02 JUL -2 AM 12:38

To: Mr. Michael Coco
Deputy Secretary
Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission
Washington, DC 20549-0302

June 28, 2002

Re: Additional Company Information for Rule 12g3-2(b) Exemption

Dear Sirs and Madams,

Thank you for your time in discussing our materials for Rule 12g3-2(b) Exemption last week. As we talked, we would like to provide additional company information, such as Notice of Ordinary General Meeting of Shareholders in fiscal year of 2000 and 2001, which had been already made public in Japan. We have translated the summary of Notice of Ordinary General Meeting of Shareholders in fiscal year of 2000 and full text version in fiscal year of 2001 into English.

Again, as we are aware that our company's unsponsored ADRs are traded in the US capital market, we request you to reinstate the exemption and include our company name in the List of Foreign Private Issuers (File No. 82-616). For your record, we will send to your Office the fiscal year 2002 company information, such as annual report and Notice of Ordinary General Meeting of Shareholders in the beginning of this September.

Should you have any questions, please contact the undersigned.

Best regards,



Mitsuharu Nakano
Genaral Manager
Capital Market Section,
Finance Department,
Marubeni Corporation

4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo, 100-8088, Japan
TEL 81-3-3282-2270
FAX 81-3-3282-7477
E-mail: Nakano-M@marubeni.com

Marubeni
MARUBENI CORPORATION
C.P.O. BOX 595, TOKYO 100-91, JAPAN
CABLE: MARUBENI TOKYO

Please note that this translation does not fully reflect the contents of the Notice of the 76th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only.

June 13, 2000

To our shareholders

Notice of the 76th Ordinary General Meeting of Shareholders

Notice is hereby given that the 76th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and send us the enclosed voting form indicating your approval or disapproval with your seal by return mail to reach us by June 27, 2000.

(1) Date and Time: 10:00 A.M., Wednesday, June 28, 2000

(2) Place: Marubeni Corporation
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 76th Fiscal Year (from April 1, 1999 to March 31, 2000)

Matters for Resolution:

1. To approve the proposed appropriation of retained earnings for the 76th fiscal year
2. To amend certain parts of the Articles of Incorporation
   (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3. To elect 5 Directors due to the expiry of the terms of all of the 6 incumbent Directors
4. To elect 4 Corporate Auditors due to the resignation of 5 incumbent Corporate Auditors
5. To grant retirement remuneration to the retiring Directors and the retiring Corporate Auditor
6. To elect new Independent Auditors

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7,Hommachi 2-chome, Chuo-ku, Osaka
Tohru Tsuji
Representative Director
President and CEO, Director

13507 NSP (2,500) 9603

Marubeni
MARUBENI CORPORATION
C.P.O. BOX 595, TOKYO 100-91, JAPAN
CABLE: MARUBENI TOKYO

Please note that this translation does not fully reflect the contents of the Notice of the 77th Ordinary General Meeting of Shareholders but is a translated summary thereof for explanatory purposes only.

June 12,2001

To our shareholders

Notice of the 77th Ordinary General Meeting of Shareholders

Notice is hereby given that the 77th Ordinary General Meeting of Shareholders will be held as set forth below, and your attendance at the meeting is cordially requested.

If you are unable to attend the meeting, you may exercise your voting rights by mail. Please review the INFORMATION ON THE RIGHT TO VOTE attached hereto, and send us the enclosed voting form indicating your approval or disapproval with your seal by return mail to reach us by June 26, 2001.

(1) Date and Time: 10:00 A.M., Wednesday, June 27, 2001

(2) Place: Marubeni Corporation 2nd floor
5-7, Hommachi 2-chome, Chuo-ku, Osaka

(3) Agenda for the Meeting:

Matters to Report: Business Report, Balance Sheet and Statement of Operations for the 77th Fiscal Year (from April 1, 2000 to March 31, 2001)

Matters for Resolution:
1. To approve the proposed appropriation of retained earnings for the 77th fiscal year
2. To amend certain parts of the Articles of Incorporation (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)
3. To elect 29 Directors due to the expiry of the terms of all of the 36 incumbent Directors
4. To elect 2 Corporate Auditors due to the resignation of 2 incumbent Corporate Auditors
5. To amend the total remuneration to the Directors and Corporate Auditors
6. To grant retirement remuneration to the retiring Directors and Corporate Auditors and to grant condolence money for respect of Mr. Yoshiya Toyoda, a deceased Director
7. To approve the Plan of Corporate Split (The proposed contents of this Resolution are summarized in the INFORMATION ON THE RIGHT TO VOTE)

If you attend the meeting, please bring the enclosed voting form and submit it to the receptionist.

Very truly yours,

Marubeni Corporation
5-7,Hommachi 2-chome, Chuo-ku, Osaka
Tohru Tsuji
Representative Director
President and CEO, Director

13507 NSP (2,500) 9603

INFORMATION ON THE RIGHT TO VOTE

1. The total number of shares having voting rights owned by shareholders

1,487,130,000 shares

2. Agenda and Related Matters

1. To approve the proposed appropriation of retained earnings for the 77th fiscal year

As shown in the attached Financial Statement of the Company for the 77th fiscal year (Attachment I), the net income for the fiscal year totaled approximately Japanese Yen 4 billion. However, in order to reinforce the shareholders' equity and give top priority to the improvement of financial strength, we propose that no dividend is to be paid.

2. To amend certain parts of the Articles of Incorporation

We propose to amend part of the Articles of Incorporation as set forth below.

So as to enable the Company to convene a general meeting of shareholders in Tokyo in the future, it is proposed to insert a new paragraph 3 in Article 11 of the present Articles of Incorporation.

A comparison of the present and the proposed amended texts is as follows:

(The changes are indicated by underlining)

Present Articles of Incorporation	Proposed Amendment
Chapter 3. General Meeting of Shareholders	**Chapter 3. General Meeting of Shareholders**
Article 11. Time of Convocation	Article 11. Time and Place of Convocation
(1) The Ordinary General Meeting of Shareholders shall be convened in June of each year.	(1) The Ordinary General Meeting of Shareholders shall be convened in June of each year.
(2) In addition to the preceding paragraph, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.	(2) In addition to the preceding paragraph, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.
(newly added)	(3) General Meetings of Shareholders shall be convened in the Corporation's head office location or in a place adjacent thereto or in any of the 23 Wards (ku) of Tokyo.

Note: All other provisions of the Articles of Incorporation remain unchanged.

3. To elect 29 Directors due to the expiry of the terms of all of the 36 incumbent Directors

The terms of all of the 36 incumbent Directors will expire at the close of the 77th Ordinary General Meeting of Shareholders.

Accordingly, the Board of Directors proposes the election of 29 Directors. The nominees for Directors are as follows:

＊ indicates newly nominated candidates.

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
1	Iwao Toriumi (Feb. 22, 1933)	Apr. 1956: Joined the Company Jun. 1986: Director Jun. 1989: Managing Director Jun. 1990: Senior Managing Director Jun. 1991: Executive Vice President, Director Aug. 1992: President Apr. 1999: Chairman, Executive Director (Present Position) (President, Fuyo Kanko Co., Ltd.)	31,225 shares
2	Tohru Tsuji (Feb 10, 1939)	Apr. 1961: Joined the Company Jun. 1991: Director Jun. 1995: Managing Director Jun. 1997: Senior Managing Director Apr. 1999: President and CEO, Director (Present Position)	37,112 shares
3	Katsuo Koh (Oct. 5, 1940)	Apr. 1963: Joined the Company Jun. 1993: Director Jun. 1996: Managing Director Apr. 1998: Senior Managing Director Apr. 2000: Executive Vice President, Director Apr. 2001: Executive Vice President, Director; CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div. (Present Position)	17,219 shares
4	Yuichi Ishimaru (May 29, 1939)	Apr. 1963: Joined the Company Jun. 1995: Director Apr. 1998: Managing Director Apr. 2000: Senior Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Corporate Strategies Dept.; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Business Incubation Dept.; Chairman of Security Export Control Committee (Present Position)	18,000 shares
5	Kenichi Nishida (Mar. 5, 1940)	Apr. 1963: Joined the Company Jun. 1994: Director Jun. 1997: Managing Director Apr. 2001: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.; Stationed at Osaka Headquarters (Present Position)	27,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
6	Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962: Joined the Company Jun. 1995: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation (Present Position)	22,415 shares
7	Nobuo Katsumata (Dec. 5, 1942)	Apr. 1966: Joined the Company Jun. 1996: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Executive Corporate Officer, Human Resources Dept., Corporate Planning & Coordination Dept. and Subsidiaries & Affiliates Management Dept.; Member of Corporate Management Committee, Advisor to the President for Forest Products & General Merchandise Div.; Chairman of Investment and Credit Committee (Present Position) (Chairman, Nippon Finnpap, Ltd.)	24,000 shares
8	Shigeki Kuwahara (Mar. 4, 1944)	Apr. 1966: Joined Ministry of International Trade and Industry Nov. 1991: Planning Dept. Director General, Small and Medium Enterprise Agency Jun. 1993: Director-General for Small and Medium Enterprise Policy, Small and Medium Enterprise Agency Jul. 1994: Director-General, Kanto Bureau of International Trade and Industry Jul. 1995: Board Member, The Japan Regional Development Corporation Apr. 1998: Joined the Company Jun. 1998: Director Apr. 1999: Corporate Vice President, Director Apr. 2001: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Energy Div., Metals & Mineral Resources Div. and Chemicals Div. (Present Position) (Representative Director, Japan Sakhalin Pipeline FS Co., Ltd.)	13,000 shares
9	Hirohiko Kubo (Mar. 19, 1942)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director; General Manager for Europe and Africa; Managing Director, Marubeni Europe Plc. (Present Position)	6,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
10	Takeyoshi Watanabe (Feb. 3, 1943)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Chief Representative in Indonesia; President, P.T. Marubeni Indonesia; Executive Officer for the ASEAN Region (Present Position)	6,000 shares
11	Kazuhiro Owaki (Aug. 25, 1941)	Apr. 1965: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Member of Corporate Management Committee, Advisor to the President for IT Business Div. and Transportation & Industrial Machinery Div. (Present Position) (Director and Chairman, Vectant, Inc.)	8,000 shares
12	Kazuhiko Sakamoto (Dec. 20, 1945)	Apr. 1968: Joined the Company Jun. 1997: Director Apr. 2000: Corporate Vice President, Director Apr. 2001: Corporate Vice President, Director; Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept. and Finance Dept.; Member of Corporate Management Committee, Advisor to the President for Utility & Infrastructure Div.; Vice Chairman of Investment and Credit Committee (Present Position)	27,287 shares
13	Noritsugu Watanabe (Feb. 11, 1942)	Apr. 1965: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. (Present Position) (Director and Chairman, Helena Chemical Company)	23,504 shares
14	Hidekatsu Yamamoto (Aug. 29, 1942)	Apr. 1965: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; General Manager for China; President and Chairman, Marubeni China Co., Ltd.; General Manager, Beijing Office (Present Position)	14,127 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
15	Toshio Nakagawa (Mar. 2, 1947)	Apr. 1969: Joined the Company Jun. 1998: Director Apr. 2001: Corporate Vice President, Director; Chief Operating Officer, Chemicals Div. (Present Position) (Director and Chairman, Maxroy Corporation)	11,058 shares
16	Seinosuke Okazaki (Aug. 15, 1939)	Apr. 1964: Joined Tokyo Tsusho Kaisha, Ltd. (The name of the company changed to Totsu Co., Ltd. as of Apr. 1965) Apr. 1966: Transferred to the Company Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. (Present Position)	10,054 shares
17	Yuji Kato (Dec. 15, 1945)	Apr. 1968: Joined the Company Jun. 1999: Director Apr. 2001: Corporate Vice President, Director; Chief Operating Officer, Energy Div. (Present Position) (President, Fuyo Petroleum Development Corporation; President, Japan Peru Oil Co., Ltd.; President, Qatar Third Train Finance Co., Ltd.; Representative Director, Qatar LNG Investment Co., Ltd.; President, Marubeni Petroleum Co., Ltd.)	10,000 shares
18	Chiaki Takahata (Jun. 19, 1944)	Apr. 1968: Joined the Company Jun. 1997: Director Apr. 2001: Director; General Manager, Nagoya Branch (Present Position)	10,006 shares
19	Tamio Suzuki (Jul. 12, 1946)	Apr. 1969: Joined the Company Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Development & Construction Div. (Present Position) (Chairman, Executive Director, Koshigaya Community Plaza Corporation)	11,000 shares
20	Akira Matsuda (Jul. 4, 1946)	Apr. 1970: Joined the Company Jun. 1999: Director Apr. 2001: Director; Chief Operating Officer, Plant & Ship Div. (Present Position) (President, Royal Maritime Corporation)	18,164 shares
21	Kiyoshi Yoshimitsu (Jun. 11, 1947)	Apr. 1971: Joined the Company Jun. 1999: Director Apr. 2000: Director; Chief Operating Officer, Utility & Infrastructure Div. (Present Position) (President, Marubeni Power Ventures, Inc.; President, Marubeni MS Power, Inc.)	9,000 shares
22	Kazuhiko Nishizawa (Oct. 14, 1942)	Apr. 1966: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, Iron & Steel Div. (Present Position)	10,000 shares

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
23	Makoto Isogai (Jul. 25, 1946)	Apr. 1969: Joined the Company Jun. 2000: Director; Chief Operating Officer, Forest Products & General Merchandise Div. (Present Position)	5,765 shares
24	Kazuo Ogawa (Oct. 8, 1947)	Apr. 1970: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Business Incubation Dept. (Present Position)	6,212 shares
25	Yasutaka Emori (Aug. 11, 1943)	Apr. 1966: Joined the Company Jun. 2000: Director Jan. 2001: Director; Chief Operating Officer, Transportation & Industrial Machinery Div. (Present Position)	8,110 shares
26	Sadashi Iida (Aug. 20, 1948)	Apr. 1971: Joined the Company Jun. 2000: Director Apr. 2001: Director; Chief Operating Officer, IT Business Div. (Present Position)	6,430 shares
27	* Masakatsu Takita (Jul. 18, 1945)	Apr. 1969: Joined the Company Apr. 1995: General Manager, Corporate Planning & Coordination Dept. Apr. 1998: General Manager, Textile Administration Dept. Apr. 2000: Senior Operating Officer, Textile Div.; General Manager, Textile Administration Dept. Apr. 2001: Chief Operating Officer, Textile Div. (Present Position)	9,652 shares
28	* Tomoyuki Nakayama (May 16, 1948)	Apr. 1971: Joined the Company Apr. 1994: General Manager, Meat Dept. Apr. 1998: Senior Assistant to the ECO, Food Div. Jul. 1998: Senior Managing Director, Marubeni Chikusan Corporation Apr. 2000: Senior Operating Officer, Agri-Marine Products Div. Apr. 2001: Chief Operating Officer, Agri-Marine Products Div. (Present Position)	40,000 shares
29	* Tadatsugu Nakajima (Jun. 21, 1945)	Apr. 1969: Joined the Company Apr. 1997: General Manager, Light Metals Dept. Apr. 1999: Deputy General Manager, Non-Ferrous & Light Metals Div. Apr. 2000: Senior Operating Officer, Metals & Mineral Resources Div.; Chief Information Officer, Metals & Mineral Resources Div. Apr. 2001: Chief Operating Officer, Metals & Mineral Resources Div. (Present Position)	3,000 shares

Notes: 1. None of the above candidates has a conflict of interest with the Company.

2. In accordance with Article 15 of the Articles of Incorporation, the election of Directors shall not be conducted by cumulative voting.

4. To elect 2 Corporate Auditors due to the resignation of 2 incumbent Corporate Auditors

The following 2 Corporate Auditors will resign at the close of the 77th Ordinary General Meeting of Shareholders:

Sumiko Takahara

Tatsuhiko Tsukuda

Accordingly, the Board of Directors proposes the election of 2 Corporate Auditors. The nominees for Corporate Auditors are as follows:

Candidate No.	Name (Date of Birth)	Career Overview	Current Shareholding in the Company
1	Hiroaki Shinoda (Dec. 18, 1944)	Apr. 1967: Joined The Fuji Bank, Ltd. Jun. 1996: Director, The Fuji Bank, Ltd. Apr. 1998: Managing Director, The Fuji Bank, Ltd. Sep. 2000: Managing Executive Officer, Mizuho Holdings, Inc. May 2001: Advisor, The Fuji Bank, Ltd. (Present Position)	0 shares
2	Tatechika Umeda (Oct. 2, 1941)	Apr. 1964: Joined The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1996: Director, The Yasuda Fire & Marine Insurance Co., Ltd. Jun. 1999: Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. Nov. 2000: Senior Executive Managing Director, The Yasuda Fire & Marine Insurance Co., Ltd. (Present Position)	0 shares

Notes:
1. None of the above candidates has a conflict of interest with the Company.
2. Messrs. Hiroaki Shinoda and Tatechika Umeda are candidates for the outside Corporate Auditors required by Article 18, Paragraph 1 of the Law For Special Exceptions To The Commercial Code Concerning Audit, Etc. Of Kabushiki Kaisha.

5. To amend the total remuneration to the Directors and Corporate Auditors

The total remuneration to Directors and Corporate Auditors has been approved to be "within ¥90,000,000 per month" and "within ¥10,000,000 per month" respectively, by the Ordinary General Meetings of Shareholders held on June 27, 1991 and June 29, 1994. The Board of Directors proposes that, as the numbers of Directors and Corporate Auditors decrease, the total remuneration to Directors shall be amended to be "within ¥60,000,000 per month" and the total remuneration to Corporate Auditors to be "within ¥8,000,000 per month". As before, the remuneration to Directors described above shall not include any salary paid or to be paid for services as employees to Directors who are concurrently serving as employees.

If Resolutions 3 and 4 are approved, the Company will have 29 Directors and 4 Corporate Auditors.

6. **To grant retirement remuneration to the retiring Directors and Corporate Auditors and to grant condolence money for respect of Mr. Yoshiya Toyoda, a deceased Director**

The Board of Directors proposes that retirement remuneration shall be granted to the following Directors and Corporate Auditors who will be retiring at the close of the 77th Ordinary General Meeting of Shareholders and that retirement remuneration and condolence money shall be granted for respect of Mr. Yoshiya Toyoda who passed away on February 26, 2001, in accordance with the rules and customs of the Company. The retiring Directors are Masaru Mizuno, Tetsuo Nishizaka, Masao Matsui, Hideya Taida, Yoshio Fujimoto, Naoyuki Morimoto, Takeshi Hojo, Takabumi Konishi, Tatsuji Sueki and Katsuhiko Ibaraki. The retiring Corporate Auditors are Sumiko Takahara and Tatsuhiko Tsukuda.

The Board of Directors also proposes that the determination of the amount, timing and manner of granting of such retirement remuneration and condolence money shall be left to the discretion of the Board of Directors, in the case of the Directors, and to consultation among the Corporate Auditors, in the case of the Corporate Auditors.

Career overviews of the retiring Directors and Corporate Auditors are as follows:

Name	Career Overview
Masaru Mizuno	Jun. 1992: Director Jun. 1995: Managing Director Jun. 1997: Senior Managing Director Apr. 1999: Executive Vice President, Director Apr. 2000: Executive Vice President, Director; CIO; Executive Corporate Officer, Business Solutions Dept.; Member of Corporate Management Committee, Advisor to the President for Chemicals Div.; Chairman of Investment and Credit Committee Apr. 2001: Executive Vice President, Director; Advisor to the President (Present Position)
Tetsuo Nishizaka	Jun. 1993: Director Jun. 1996: Managing Director Jun. 1997: Senior Managing Director Apr. 2000: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div. and Transportation & Industrial Machinery Div. Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)
Masao Matsui	Jun. 1993: Director Jun. 1997: Managing Director Apr. 1998: Senior Managing Director Oct. 2000: Senior Vice President, Director; Member of Corporate Management Committee, Advisor to the President for Textile Div. and Development & Construction Div.; Stationed at Osaka Headquarters Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)
Hideya Taida	Jun. 1993: Director Jun. 1996: Managing Director Apr. 1999: Senior Vice President, Director Apr. 2000: Senior Vice President, Director; Executive Corporate Officer, General Affairs Dept., Corporate Strategies Dept., Information Systems Dept., Logistics & Insurance Management Dept. and Logistics & Insurance Business Dept.; Chairman of Committee on Global Environmental Preservation; Chairman of Security Export Control Committee Apr. 2001: Senior Vice President, Director; Advisor to the President (Present Position)

Name	Career Overview
Yoshio Fujimoto	Jun. 1995: Director Apr. 1998: Managing Director Apr. 2000: Corporate Vice President, Director; Chief Representative in Indonesia; Executive Officer for the ASEAN Region Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Naoyuki Morimoto	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director; General Manager, Nagoya Branch Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Yoshiya Toyoda (deceased)	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director Apr. 2000: Corporate Vice President, Director; General Manager for North America & Central America; President & CEO, Marubeni America Corporation; Chairman, Marubeni Canada Ltd.; Chairman, Marubeni Mexico S.A. de C.V. Jan. 2001: Corporate Vice President, Director; Advisor to the President Feb. 2001: Deceased
Takeshi Hojo	Jun. 1996: Director Apr. 1999: Corporate Vice President, Director; President, Marubeni Philippines Corporation Apr. 2001: Corporate Vice President, Director; Advisor to the President (Present Position)
Takabumi Konishi	Jun. 1997: Director Apr. 2000: Director; Chief Operating Officer, Metals & Mineral Resources Div. Apr. 2001: Director, Senior Corporate Officer, Human Resources Dept. (Present Position)
Tatsuji Sueki	Jun. 1998: Director Apr. 2000: Director; Chief Operating Officer, Agri-Marine Products Div. Apr. 2001: Director, Assistant Advisor to the President for Agri-Marine Products Div. (Present Position)
Katsuhiko Ibaraki	Jun. 1999: Director Apr. 2000: Director; Senior Corporate Officer, Corporate Accounting Dept., Finance Dept. and Structured Finance Dept.; General Manager, Finance Dept. Apr. 2001: Director; Senior Corporate Officer, Corporate Planning & Coordination Dept. (Present Position)
Sumiko Takahara	Jun. 1999: Corporate Auditor (Present Position)
Tatsuhiko Tsukuda	Jun. 1999: Corporate Auditor (Present Position)

7. To approve Plan of Corporate Split

1. Reasons for Joint Corporate Split *(kyodo shinsetsu bunkatsu)*

The Company has made efforts to seek further efficiency in its steel products businesses through the consolidation and reorganization of its domestic and overseas businesses and has made certain strategic moves to structure new functions. However, as the consolidation and reorganization of both the steel industry and its customer base have become global trends, the implementation of structural reform and enhancement of competitiveness have become urgent issues for the steel products businesses of all trading companies.

The Company has decided that the consolidation of its steel products businesses with those of ITOCHU Corporation ("ITOCHU") will be the best response to address such issues and to further enhance its position in the steel industry. By this consolidation, the Company will seek economies of scale arising from increased trade volumes and the Company believes that it will be able to realize further efficiency and to strengthen the competitiveness of its steel products businesses together with the reorganization of sales and management works.

2. Contents of Plan of Corporate Split *(bunkatsu keikakusho)*

The Company and ITOCHU will cause a jointly owned new company ("NewCO") to succeed to their steel products businesses and related assets and liabilities (together the "Steel Business"). This split and transfer of the Steel Business into NewCo is called "Split". Marubeni will prepare its Plan of Corporate Split (*bunkatsu keikakusho*) concerning the Split as follows:

(1) Articles of Incorporation of NewCo

The Articles of Incorporation of NewCo shall be as in the document "Articles of Incorporation" attached hereto.

(2) Class and number of shares to be issued at Split and terms of allocation

NewCo shall issue six hundred thousand (600,000) ordinary shares at Split, and allocate three hundred thousand (300,000) shares to the Company and three hundred thousand (300,000) shares to ITOCHU. The par value of each share of NewCo shall be fifty thousand Yen (¥50,000).

(3) Capital and capital reserve fund of NewCo

Capital and capital reserve fund are as follows:

①Capital	Thirty Billion Yen (¥30,000,000,000)
②Capital reserve fund	Value of assets transferred from the Company and ITOCHU to NewCo less amount of capital set forth above and amount of liabilities transferred by the Company and ITOCHU to NewCo.

(4) Date of Split

The Date of Split shall be October 1, 2001; provided, however, that, if necessary, the Company and ITOCHU may change the Date of Split upon discussion with each other.

(5) Rights and obligations to which NewCo will succeed

NewCo will succeed to, at the Date of Split, the assets and liabilities, employment agreements and other rights and obligations related to the Steel Business from the Company and ITOCHU (hereinafter called the "Transferred Rights and Obligations") as follows:

① Transferred Rights and Obligations from the Company shall be as described below. From the Date of Split, the Company will remain liable and will be jointly and severally liable with NewCo for the obligations to which NewCo succeeds (including its obligations under employment agreements). Therefore, after the Date of Split, any creditors of such obligations may make a claim for payment not only to NewCo but also to the Company.

i. Assets, liabilities and related rights and obligations to be transferred

Any and all assets, liabilities and related rights and obligations as of the Date of Split which are related to the Steel Business at Iron & Steel Division or branches and offices of the Company worldwide except for assets, liabilities and related rights and obligations

belonging to the business of Iron & Steel Strategies and Coordination Department.

ii. Employment Agreements to be transferred

Employment agreements with employees who are primarily engaged in the Steel Business (excluding employees who are exclusively engaged in the business of Iron & Steel Strategies and Coordination Department, who are seconded to Iron & Steel Division intra-company, who are seconded from Iron & Steel Division intra-company to another division with the expectation that they will remain in such division, Chief Operating Officer of Metal & Energy Group of Marubeni Europe P.L.C., and General Managers of Representative Office in Oman and Phnom Penh Liaison Office) and rights and obligations related thereto.

Employees who are primarily engaged in the Steel Business means as follows:

a. Employees who are exclusively engaged in the Steel Business in Iron & Steel Division and in branches and offices worldwide; and

b. All employees whose corporate domicile is in Iron & Steel Division (including seconded personnel, employees who are stationed overseas, and trainees).

Employees whose corporate domicile is in Iron & Steel Division means employees who were primarily engaged in the business of Iron & Steel Division in the past, are currently primarily engaged in business other than that of Iron & Steel Division on a temporary basis by company orders, and are clearly supposed to primarily engage in the business of Iron & Steel Division once the work pursuant to the company orders is complete.

NewCo shall automatically succeed to employment agreements between the above employees and the Company and related rights and obligations in accordance with the following classifications and dates:

Classification of employees	Date of transfer
Employees who, as of September 30, 2001, are 40 years of age or older (excluding Chief Representative in Mercosur, General Manager of Tripoli Office and General Manager of Administration Dept. and Accounting Dept. of Marubeni Iran Co., Ltd.)	Date of Split
Chief Representative in Mercosur, General Manager of Tripoli Office and General Manager of Administration Dept. and Accounting Dept. of Marubeni Iran Co., Ltd.	Date of return
Employees who will turn 40 during the period from October 1, 2001 to September 30, 2004	March 31 or September 30 after their 40th birthday (whichever comes earlier)
Employees who, as of September 30, 2004 will be under the age of 40	September 30, 2004

② The Transferred Rights and Obligations from ITOCHU shall be as described below. From the Date of Split, ITOCHU will remain liable and will be jointly and severally liable with NewCo for the obligations to which NewCo succeeds (including its obligations under employment agreements). Therefore, after the Date of Split, any creditors of such obligations may make a claim for payment not only to NewCo but also to ITOCHU.

i. Assets, liabilities and related rights and obligations to be transferred

Any and all assets, liabilities and related rights and obligations as of the Date of Split which are related to the Steel Business at Iron & Steel Division or branches and offices of ITOCHU worldwide except for assets, liabilities and related rights and obligations belonging to the business of the Steel Business Integration Committee.

ii. Employment Agreements to be transferred

Employment agreements with employees who are primarily engaged in the Steel

Business (excluding employees whose corporate domicile is in the Headquarters Administrative Divisions or who are seconded on permanent basis on the basis that they would not return to engage in the Steel Business) and rights and obligations related thereto.

Employees who are primarily engaged in the Steel Business means as follows:

a. Employees whose corporate domicile is in Iron & Steel Division (including seconded personnel, employees who are stationed overseas, and trainees); and

b. Employees who are exclusively engaged in the Steel Business and whose corporate domicile is in any business unit under the direct control of Energy, Metals and Minerals Company and branches and offices worldwide.

Employees whose corporate domicile is in certain business units means employees who were primarily engaged in the business of such units in the past, are currently primarily engaged in business other than that of such units on a temporary basis by company orders, and are clearly supposed to primarily engage in the business of such units once the work pursuant to the company orders is complete.

NewCo shall automatically succeed to the employment agreements between the above employees and ITOCHU and related rights and obligations in accordance with the following classifications and dates:

Classification of employees	Date of transfer
Employees who, as of September 30, 2001, are 40 years of age or older (excluding General Manager for Gulf Area, General Manager, Melbourne Office, Itochu Australia Ltd., and General Manager for all CIS Countries)	Date of Split
General Manager for Gulf Area, General Manager, Melbourne Office, Itochu Australia Ltd., and General Manager for all CIS Countries	Date of return
Employees who will turn 40 during the period from October 1, 2001 to September 30, 2004	March 31 or September 30 after their 40th birthday (whichever comes earlier)
Employees who, as of September 30, 2004, will be under the age of 40	September 30, 2004

(6) Maximum amount of distribution of profits and interim dividends

① The Company may pay dividends to shareholders who are registered in the latest Register of Shareholders as of September 30, 2001 in accordance with Paragraph 1 of Article 293-5 of the Commercial Code in an aggregate amount not exceeding four billion five hundred million Yen (¥4,500,000,000)(three Yen (¥3) per share).

② ITOCHU may distribute profits to shareholders who are registered in the latest List of Stockholders as of March 31, 2001 in an aggregate amount not exceeding seven billion two hundred million Yen (¥7,200,000,000)(five Yen (¥5) per share). ITOCHU may also distribute money (hereinafter called the "Interim Dividends") to shareholders who are registered in the latest List of Stockholders as of September 30, 2001 in accordance with Paragraph 1 of Article 293-5 of Commercial Code in an aggregate amount not exceeding fourteen billion eight hundred million Yen (¥14,800,000,000)(ten Yen (¥10) per share). The above limit on Interim Dividends is (i) subject to the approval of the first resolution at the Ordinary General Meeting of Shareholders to be held on June 29, 2001, regarding the proposed appropriation of retained earnings for the 77th fiscal year; and (ii) is calculated based on the maximum allowable distribution of profit under the Commercial Code.

(7) Name of Directors, Corporate Auditors and Independent Auditors of NewCo

Name of Directors, Corporate Auditors and Independent Auditors of NewCo will be as follows:

① Name of Directors

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Akio Shigetomi (Oct. 7, 1942)	Apr. 1965 Joined ITOCHU Jun. 1998 Director Apr. 2000 Managing Director Apr. 2001 Managing Director; Chairman, Steel Business Integration Committee (Present Position)	The Company 0 shares ITOCHU 17,000 shares
Seinosuke Okazaki (Aug. 15, 1939)	Apr. 1964 Joined Tokyo Tsusho Kaisha, Ltd. (the name of the company changed to Totsu Co., Ltd. as of April 1965) Apr. 1966 Transferred to the Company Jun. 1999 Director Apr. 2001 Corporate Vice President, Director; Assistant Advisor to the President for Iron & Steel Div. (Present Position)	The Company 10,054 shares ITOCHU 0 shares
Kazuhiko Nishizawa (Oct. 14, 1942)	Apr. 1966 Joined the Company Jun. 2000 Director Apr. 2001 Director; Chief Operating Officer, Iron & Steel Div. (Present Position)	The Company 10,000 shares ITOCHU 0 shares
Toshio Kimura (Mar. 10, 1946)	Apr. 1968 Joined ITOCHU Apr. 1995 General Manager, Basic Industries Group Planning & Coordinating Dept. Apr. 1997 General Manager, Metals & Minerals Group Planning Dept. Jul. 1998 Chief Operating Officer, Iron & Steel Div. Jun. 1999 Executive Officer Chief Operating Officer, Iron & Steel Div. Apr. 2000 Executive Officer; Chief Operating Officer, Iron & Steel Div.; Chief Information Officer, Energy, Metals & Minerals Company Apr. 2001 Managing Executive Officer Chief Operating Officer, Iron & Steel Div. (Present Position)	The Company 0 shares ITOCHU 2,270 shares
Akio Kitaarashi (Dec. 13, 1946)	Apr. 1969 Joined the Company Apr. 1994 General Manager, Steel Sheets Dept.-II Apr. 1996 General Manager, Steel Sheets Dept. Apr. 1998 Deputy General Manager, Iron & Steel Div. Apr. 2000 Senior Operating Officer, Iron & Steel Div. Apr. 2001 Senior Operating Officer, Iron & Steel Div. (Present Position)	The Company 2,052 shares ITOCHU 0 shares

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Sadakazu Abe (Jan. 18, 1945)	Apr. 1968 Joined ITOCHU Apr. 1996 General Manager, Metal Group Control Dept. Apr. 1997 Chief Financial Officer, Metals & Minerals Company Apr. 2000 Chief Financial Officer, Energy, Metals & Minerals Company (Present Position)	The Company 0 shares ITOCHU 100 shares
Takaharu Sato (Aug. 15, 1946)	Apr. 1970 Joined the Company Oct. 1996 General Manager, Overseas Iron & Steel Dept. Apr. 2000 Senior Operating Officer, Iron & Steel Div. (Present Position)	The Company 10,000 shares ITOCHU 0 shares
Tsunekatsu Yonezawa (Aug. 4, 1948)	Apr. 1971 Joined ITOCHU Apr. 1996 General Manager, Steel Sheet Dept. No.1 Apr. 1999 General Manager for Oceania (Present Position) (Managing Director & CEO, ITOCHU Australia Ltd.)	The Company 0 shares ITOCHU 4,000 shares
Katsuo Koh (Oct. 5, 1940)	Apr. 1963 Joined the Company Jun. 1993 Director Jun. 1996 Managing Director Apr. 1998 Senior Managing Director Apr. 2000 Executive Vice President, Director Apr. 2001 Executive Vice President, Director; CIO; Executive Corporate Officer, Information Strategy Dept.; Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div. and Finance & Logistics Business Div. (Present Position) (Representative Director, the Company)	The Company 17,219 shares ITOCHU 0 shares
Sumitaka Fujita (Dec. 24, 1942)	Apr. 1965 Joined ITOCHU Jun. 1995 Director Apr. 1997 Managing Director Apr. 1999 Senior Managing Director Apr. 2001 Executive Vice President Chief Financial Officer (Present Position) (Representative Director, ITOCHU)	The Company 0 shares ITOCHU 18,500 shares
Inoshin Kitamura (Jan. 1, 1940)	Apr. 1962 Jointed the Company Jun. 1995 Director Apr. 1999 Corporate Vice President, Director Apr. 2001 Senior Vice President, Director; Executive Corporate Officer, Risk Management Div., Audit Dept. and General Affairs Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Committee on Global Environmental Preservation (Present Position) (Representative Director, the Company)	The Company 22,415 shares ITOCHU 0 shares

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Kiyomi Yamada (Apr. 1, 1946)	Apr. 1968 Joined ITOCHU Jun. 1998 Director Apr. 2001 Managing Director; President, Energy, Metals & Minerals Company (Present Position) (Representative Director, ITOCHU)	The Company 0 shares ITOCHU 12,000 shares

Note: None of the above candidates has a conflict of interest with NewCo.

② Name of Corporate Auditors

Name (Date of Birth)	Career Overview	Current Shareholdings in the Company and ITOCHU
Yuji Yonezawa (Aug. 19, 1945)	Apr. 1969 Joined the Company Apr. 1997 General Manager, Beijing Office Apr. 1998 Deputy Chief Representative in China; General Manager, Beijing Office; Vice President, Marubeni China Co., Ltd. Mar. 1999 Deputy Chief Representative in China; General Manager, Beijing Office; Vice President, Marubeni China Co., Ltd.; General Manager of Harbin Office ; General Manager of Changchun Office Apr. 2000 Senior Operating Officer, Iron & Steel Div. Apr. 2001 Senior Operating Officer, Iron & Steel Div.; Chief Information Officer, Iron & Steel Div. (Present Position)	The Company 2,000 shares ITOCHU 0 shares
Norio Kikuchi (Feb. 11, 1945)	Apr. 1968 Joined ITOCHU Apr. 1996 General Manager, Steel Sheet Dept. No.2 Oct. 1997 Senior Officer, Iron & Steel Div. Oct. 1998 Deputy Chief Operating Officer, Iron & Steel Div. May 1999 President, CI Steel Service Co., Ltd. Aug. 2000 President, MetalSite Japan Corp. (Present Position)	The Company 0 shares ITOCHU 5,000 shares
Masanori Sasaki (Nov. 20, 1948)	Apr. 1972 Joined the Company Apr. 1999 General Manager, Legal Dept. Apr. 2001 General Manager, Subsidiaries & Affiliates Management Dept. (Present Position)	The Company 11,832 shares ITOCHU 0 shares
Tadao Nakamura (Jul. 4, 1945)	Jul. 1969 Joined ITOCHU Apr. 1998 General Manager, Affiliates Administration & Credit Div. Apr. 2000 General Manager, Affiliates Administration Div. (Present Position)	The Company 0 shares ITOCHU 2,500 shares

Note: None of the above candidates has a conflict of interest with NewCo.

③ Independent Auditors

Name	Tohmatsu & Co.
Office Locations	<Principal Office> MS Shibaura Bldg., 13-23, Shibaura 4-chome, Minato-ku, Tokyo <Other Offices> Japan — Osaka, Nagoya, Fukuoka, Sapporo, Morioka, Sendai, Niigata, Saitama, Chiba, Yokohama, Hokuriku (Kanazawa), Nagano, Shizuoka, Gifu, Kyoto, Nara, Wakayama, Kobe, Okayama, Hiroshima, Takamatsu, Matsuyama, Kumamoto, Oita, Kagoshima, Naha Overseas — stationed in 39 cities as Deloitte Touche Tohmatsu
History	May 1968 Established Feb.1990 Joined Deloitte Touche Tohmatsu, international accounting firms organization, as a major member firm
Number of Members and Employees	As of March 31, 2001 Member (CPA) 330 *Sanyo* 20 Employee (CPA) 912 (Junior Accountant) 606 (Consultant) 244 (Office Clerk) 236 <including members and employees stationed overseas> Total 2,348

(8) Joint Corporate Split

The Company will establish NewCo jointly with ITOCHU to implement the Split.

(9) Validity of Plan of Corporate Split

The Plan of Corporate Split will become null and void if disapproved by the ordinary general meeting of shareholders of either the Company or of ITOCHU, both to be held in June 2001.

End

NB In Articles of Incorporation, **NewCo (Marubeni-Itochu Steel Inc)** is called the **"Company"**

[EXHIBIT]

ARTICLES OF INCORPORATION
OF
MARUBENI-ITOCHU STEEL INC.

CHAPTER 1 GENERAL PROVISIONS

Article 1 Company Name

The name of the Company shall be 伊藤忠丸紅鉄鋼株式会社 (Itochu Marubeni Tekkou Kabushiki Kaisha), and in English, Marubeni-Itochu Steel Inc.

Article 2 Purposes

The purposes of the Company shall be to engage in the following businesses:

1. Manufacture, processing, import, export and sale of steel products such as steel bar, steel sheet and steel pipe;
2. Manufacture, processing, import, export and sale of semi-processed steel products such as billet, bloom, slab;
3. Planning, supervising and contracting for construction and building works;
4. Leasing and rental of real estate and chattels;
5. Marine transportation, overland transportation, air transportation, forwarding, harbor transportation, customhouse brokerage and warehousing;
6. Sale, purchase and management of negotiable instruments, making loans, sale and purchase of claims, guarantee and underwriting of obligations, foreign exchange transactions, holding and managing real estate and chattels which are subject to security (such as a mortgage or pledge) in connection with such financial transactions, and other financial business;
7. The following activities related to any of the items above:
   i) Research, development and consulting business,
   ii) Training, guidance and education business,
   iii)Agency, brokerage and factorage business; and
8. Any and all other business related or incidental to any of the items above.

Article 3 Location of Head Office

The head office of the Company shall be located in Chiyoda-ku, Tokyo.

Article 4 Method of Giving Public Notices

Public notices of the Company shall be given by publishing them in the official gazette.

CHAPTER 2 SHARES

Article 5 Authorized Share Capital and Par Value of Shares

The Company shall be authorized to issue two million four hundred thousand (2,400,000) shares and the par value of each share of the Company shall be fifty thousand Yen (¥50,000).

Article 6 Restriction on Transfer of Shares

Shares of the Company shall not be transferred without the prior consent of the Board of Directors of the Company.

Article 7 Rules for Handling Shares

The classes of share certificates, registration of changes in ownership of shares and other matters relating to the shares shall be governed by the Rules for Handling Shares to be established by the Board of Directors.

Article 8 Record Date

1. The shareholders who may exercise rights at the Ordinary General Meetings of Shareholders

with respect to any fiscal period shall be the shareholders who are registered in the latest Register of Shareholders as of the last day of each such fiscal period.

2. In addition to the foregoing, in case of necessity, the Board of Directors may, upon giving prior public notice, temporarily fix a Record Date.

CHAPTER 3 GENERAL MEETINGS OF SHAREHOLDERS

Article 9 Time of Meetings

1. An Ordinary General Meeting of Shareholders of the Company shall be convened in June of each year.
2. In addition to the foregoing, an Extraordinary General Meeting of Shareholders may be convened whenever necessary.

Article 10 Chairman

The President, Director of the Company shall act as Chairman at all General Meetings of the Shareholders. Should the President, Director be unable to act, one of the Representative Directors present at the meeting shall act in his place, and should no Representative Director be able to act, one of the Directors present at the meeting shall act as Chairman.

Article 11 Requirements for Ordinary Resolutions

Except as may otherwise be provided by law or by these Articles of Incorporation, all resolutions of a General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present or represented at such meeting irrespective of the number of shares owned by such shareholders.

Article 12 Exercise of Voting Rights by Proxy

1. A shareholder may exercise his voting rights by proxy, provided that the proxy holder is a shareholder of the Company having voting rights.
2. The proxy holder shall submit a power of attorney to the Company at each General Meeting of Shareholders.

CHAPTER 4 THE BOARD OF DIRECTORS

Article 13 Election of Directors

1. Directors shall be elected by General Meetings of Shareholders.
2. All resolutions for the election of Directors shall be adopted by a majority vote of the shareholders present or represented provided that the shareholders present or represented have in the aggregate not less than one-third of the issued and outstanding shares with voting rights.
3. Election of Directors shall not be conducted by cumulative voting.

Article 14 Term of Office

1. The term of office of Directors shall expire upon the conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within two (2) years of their assumption of office.
2. The term of office of a Director elected due to an increase in the number of Directors or due to a vacancy shall be the same as the remaining term of office of the other Directors.

Article 15 Representative Directors and Executive Directors

1. The Board of Directors shall elect by resolution certain Directors who shall represent the Company.
2. The Board of Directors may elect by resolution: (i) Chairman, Director; (ii) President, Director; (iii) Executive Vice President, Director; (iv) Senior Vice President, Director; and (v) Corporate Vice President, Director.

Article 16 Notice of Meetings of the Board of Directors

Notices of meetings of the Board of Directors shall be given to each Director and each Corporate Auditor at least three (3) days prior to the day set for each such meeting; provided, however, that in case of emergency, the period of notice may be shortened.

CHAPTER 5 THE BOARD OF CORPORATE AUDITORS

Article 17 Election of Corporate Auditors

1. Corporate Auditors shall be elected by General Meetings of Shareholders.
2. All resolutions for the election of Corporate Auditors shall be adopted by a majority vote of the shareholders present or represented provided that the shareholders present or represented have in the aggregate not less than one-third of the issued and outstanding shares with voting rights.

Article 18 Term of Office of Corporate Auditors

1. The term of office of Corporate Auditors shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within three (3) years of their assumption of office.
2. The term of office of a Corporate Auditor elected due to a vacancy shall be the same as the remaining term of office of his predecessor.

Article 19 Full-time Corporate Auditors

The Corporate Auditors shall elect from among themselves one (1) or more full-time Corporate Auditors.

Article 20 Notices of Meetings of the Board of Corporate Auditors

Notices of meetings of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the day set for each such meeting; provided, however, that in case of emergency, the period of notice may be shortened.

CHAPTER 6 ACCOUNTS

Article 21 Fiscal Period

The Corporation's fiscal period shall be from April 1 of each year to March 31 of the following year.

Article 22 Dividends

1. Final dividends, when declared with respect to any fiscal period, shall be paid to the shareholders or pledgees registered in the latest Register of Shareholders as of the last day of the applicable fiscal period.
2. The Company may, pursuant to a resolution of the Board of Directors, distribute interim dividends to the shareholders or pledgees registered in the latest Register of Shareholders as of September 30 of each year.
3. If final dividends or interim dividends have not been received within three (3) years from the due date for payment thereof, the Company shall be released from its obligation to pay the same.

CHAPTER 7 SUPPLEMENTARY PROVISIONS

Article 23 Total Number of Shares to be Issued on the Incorporation of the Company

The Company shall issue six hundred thousand (600,000) Ordinary Shares on the incorporation of the Company and the price for each share shall be fifty thousand Yen (¥50,000).

Article 24 First Fiscal Period

The Company's first fiscal period shall be from the date of incorporation of the Company to March 31, 2002.

Article 25 Term of Office of First Directors and First Corporate Auditors

The term of office of Directors and Corporate Auditors assumed on the incorporation of the Company shall expire upon conclusion of the Ordinary General Meeting of Shareholders for the last fiscal period ending within one (1) year of their assumption of office.

3. Contents of the documents required by the Commercial Code Article 374-2, Paragraph 1, Item 2, in which the reasons with respect to the matters concerning allocation of shares are described

The Company and Itochu Corporation ("ITOCHU") will cause a jointly owned new company ("NewCo") to succeed to their steel products businesses and related assets and liabilities (together the "Steel Business"). This split and transfer of the Steel Business into NewCo is called "Split". The Company has determined the share allocation ratio between the Company and ITOCHU of shares to be issued by NewCo as follows.

(1) After mutual negotiation and consultation, and considering the enterprise value of the respective businesses and expected value of net debt to be transferred to Newco, the Company and ITOCHU agreed upon the share allocation ratio of one to one (1:1) (the "Allocation Ratio"). After deliberation by the respective Boards of Directors of the Company and ITOCHU on March 7, 2001 and March 9, 2001, respectively, the Company and ITOCHU entered into a memorandum of understanding dated March 30, 2001 (the "Memorandum of Understanding"). It was agreed, however, that should there be material changes to material conditions for the Allocation Ratio, both parties would decide, after mutual consultation, whether the Allocation Ratio should be revised or the Memorandum of Understanding be rescinded.

(2) Before the Company finally agreed with ITOCHU on the Allocation Ratio, the Company requested Mizuho Securities Co., Ltd. ("Mizuho Securities") to perform a comparison of the equity values of the respective businesses of the Company and ITOCHU. Mizuho Securities reviewed and analyzed a variety of information and materials submitted from the Company and ITOCHU in connection with the businesses, as well as the scope of assets and liabilities belonging to the businesses as agreed by the Company and ITOCHU to be transferred to NewCo, and analyzed respective estimated equity value ranges, on a consolidated basis, of the businesses of the Company and ITOCHU, based on a discounted cash flow analysis, a comparable company analysis and a revalued net worth analysis. After considering all analyses set forth above, on May 8, 2001 Mizuho Securities reported to the Company that it estimates that a range of share allocation ratio by NewCo would be one for the Company to 0.88 through 1.11 for ITOCHU (1:0.88~1.11). (Note 1)

(3) After receiving Mizuho Securities' report as mentioned above and upon ascertaining that there being no material change in the material conditions under the determination of the Allocation Ratio, the Company and ITOCHU have agreed to prepare their respective plans of corporate split setting forth the Allocation Ratio of one for the Company to one for ITOCHU ("Plan of Corporate Split"). The Company and ITOCHU submitted the Plan of Corporate Split to, and received authorization from, their respective Boards of Directors on May 10, 2001 and May 11, 2001, respectively.

(4) After receiving an opinion from Mizuho Securities on May 11, 2001, confirming the fairness of the Allocation Ratio of one for the Company to one for ITOCHU from a financial point of view to the Company, the Company executed the Plan of Corporate Split on the same date. (Note 2)

(Note 1)

The following is a brief description of the analyses conducted by Mizuho Securities and the estimated ranges of the share allocation ratio. Mizuho Securities believes that adopting a specific analytical method exclusively or allocating specific weights to a certain analytical method would create an incomplete view of the value of an enterprise, and therefore, in rendering its opinion as to the range of share allocation ratio, it conducted the analysis based on the interactive and comprehensive judgment of all of the methods it employed. Furthermore, Mizuho Securities based its evaluation of the Allocation Ratio on a variety of financial and other information submitted from the Company and ITOCHU and the results of numerous interviews with officers or employees of the Company and ITOCHU.

(a) DISCOUNTED CASH FLOW ANALYSIS. Mizuho Securities analyzed a prospective share allocation ratio, for the purpose of which, it projected future cash flows based on the financial forecasts and other information submitted by the Company and ITOCHU, and adopted the discounted cash flow method using discount rates derived from the analysis of the weighted average cost of capital of comparable companies.

(b) COMPARABLE COMPANY ANALYSIS. Using publicly available information regarding selected peer companies for each segment of the Company's and ITOCHU's Businesses, Mizuho Securities analyzed the public trading multiples of EBIT (earnings before interest and taxes) to enterprise value (market capitalization plus net debt plus minority interest) of the peer companies of the respective segments. Based on the respective enterprise values and equity values for the respective segments, Mizuho Securities analyzed an appropriate range of the allocation ratio.

(c) REVALUED NET WORTH ANALYSIS. Mizuho Securities analyzed an appropriate range of the allocation ratio, based, among others, on the following reports:

1. a report titled "Report Concerning Review of Assets and Liabilities to be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated February 28, 2001, prepared by Tohmatsu & Co.;
2. a report titled "Report Concerning Review and Aggregation of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Assets Iron and Steel Product Businesses " dated March 9, 2001, prepared by Tohmatsu & Co.;
3. a report dated March 22, 2001 prepared by Century Showa Ota & Co.; and
4. a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co.

Analytical Methods	Estimated Range of Allocation Ratio	
	the Company	ITOCHU
Discounted Cash Flow	1	0.73 to 0.84
Comparable Company	1	1.13 to 1.38
Revalued Net Worth	1	0.93

A detailed description of processes and assumptions regarding Mizuho Securities' analyses is described in Mizuho Securities' opinion dated May 11, 2001, as attached hereto.

(Note 2)

The full text of the written opinion of Mizuho Securities dated May 11, 2001 is as attached below.

May 11, 2001

Board of Directors
Marubeni Corporation
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo

Ladies and Gentlemen:

We understand that Marubeni Corporation ("Marubeni") and Itochu Corporation ("Itochu") have, after mutual negotiation and consultation, entered into a memorandum of understanding dated March 30, 2001 (the "Memorandum of Understanding"), under which a jointly-owned new company ("Newco") to be incorporated by the transfer and integration of certain part of their respective iron and steel product businesses (respectively, the "Businesses") pursuant to the "splits of corporations" provisions under the Japanese Commercial Code (the "Transaction"), will allocate its shares to Marubeni and Itochu at the ratio of one to one (1:1) (the "Allocation Ratio"). We further understand that Marubeni and Itochu have agreed to prepare their respective plans of split that adapt the Allocation Ratio, which Marubeni's Board of Directors authorized on May 10, 2001. The terms and conditions of the Transaction are more fully set forth in the draft plan of splits dated May 11, 2001 to be prepared by Marubeni (the "Plan").

You have asked for our opinion as to whether the Allocation Ratio set out in the Plan is fair from a financial point of view to Marubeni. We are not requested to express our opinion other than as to the matters set forth above, and we express no opinion as to whether Marubeni should enter into the Transaction pursuant to the Plan.

For purposes of the opinion set forth herein, we have reviewed the following documents and information:

(i) the Plan prepared by Marubeni and the draft plan of split dated May 11, 2001 prepared by Itochu (the "Itochu Plan");

(ii) the scope of assets and liabilities belonging to the Businesses as specified by Marubeni and Itochu, and the respective amounts of net debt on a consolidated basis to be transferred to Newco from Marubeni and Itochu, respectively;

(iii) information and materials relating to the operational and financial conditions of the respective Businesses prepared by Marubeni and Itochu;

(iv) information and materials relating to financial forecasts concerning the Businesses prepared by Marubeni and Itochu (the "Financial Forecasts");

(v) results of hearings from Marubeni and Itochu relating to the operational and financial conditions (including without limitation historical performance and future prospects) concerning the respective Businesses of Marubeni and Itochu;

(vi) a report titled "Report Concerning Review of Policies for Preparation of Consolidated Balance Sheets and Income Statements" dated March 22, 2001, prepared by Tohmatsu & Co. and submitted by Itochu, and a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co. and submitted by Marubeni;

(vii) a report titled "Report Concerning Review of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated February 28, 2001, prepared by Tohmatsu & Co. and submitted by Itochu, a report titled "Report Concerning Review and Aggregation of Assets and Liabilities to Be Transferred from Marubeni in connection with the Integration of Iron and Steel Product Businesses" dated March 9, 2001, a report dated March 22, 2001 prepared by Century Showa Ota & Co. and submitted by Itochu, and a report titled "Report on Results of Review of the ITC Group" dated March 23, 2001, prepared by Asahi & Co. and submitted by Marubeni;

(viii) information and materials relating to financial projections of Newco prepared by Marubeni and Itochu;

(ix) the Memorandum of Understanding setting forth the preliminary agreement on the Allocation Ratio; and

(x) other information and materials as we deem necessary.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the financial and other information as mentioned above (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information;

(ii) We have assumed that the Financial Forecasts concerning the respective Businesses have been reasonably prepared by Marubeni and Itochu on bases reflecting the best currently available estimates and judgments of Marubeni and Itochu regarding the future financial performance of the respective Businesses;

(iii) We have not made any independent valuation or appraisal of the assets and liabilities contained in the Information;

(iv) We express our opinion, assuming that (a) the Transaction will be implemented pursuant to the terms and conditions set forth in the Plan and the Itochu Plan; (b) neither Marubeni nor Itochu has executed a contract, entered into an agreement, or otherwise prepared any document that would affect the Allocation Ratio other than the documents set forth herein; and (c) the scope of assets and liabilities belonging to the Businesses and the amounts of net debt to be transferred to Newco from Marubeni and Itochu are accurately stated in the Information; and

(v) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to Marubeni in connection with the Transaction and will receive a fee for our services. In this regard, with Marubeni's consent, we are acting as Itochu's financial advisor and receiving fees therefor in connection with the Transaction, including rendering an opinion to Itochu with respect to the fairness of the Allocation Ratio as set forth in the Itochu Plan from a financial point of view to Itochu. We have maintained business relationships including without limitation securities transactions with Marubeni and Itochu, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, from time to time provide services, including without limitation banking services, to, and hold equity interests in, Marubeni and Itochu.

It is understood that our opinion expressed herein is for the sole purpose of providing Marubeni with the information necessary for the determination of the Allocation Ratio in the Transaction, and may not be used for other purpose, or disclosed to a third party, without our prior written consent, and, if disclosed to Marubeni's shareholders with our consent, such opinion does not constitute a recommendation as to how any of Marubeni's shareholders should vote with respect to the Transaction.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Allocation Ratio set forth in the Plan is fair from a financial point of view to Marubeni.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa

Toru Nakagawa
Managing Executive Officer
Advisory Group No. 1

4. Contents of the documents required by the Commercial Code Article 374-2, Paragraph 1, Item 3, stating that each company should be capable of fulfilling its obligations and reasons therefor

After NewCo succeeds to the Steel Business in accordance with the Plan of Corporate Split dated May 11, 2001, the Company considers that the Company and NewCo should be capable of fulfilling their respective obligations for the following reasons.

When preparing this document, the Company asked the audit firm of Century Showa Ota & Co. to undertake certain formalities and obtained a written report from them.

(1) As to the Company

①The Company's assets and liabilities stated on the balance sheet as of March 31, 2001 (the "Latest Balance Sheet") are respectively three trillion one hundred forty one billion two hundred million Yen (¥3,141.2 billion) and two trillion seven hundred nineteen billion five hundred million Yen (¥2,719.5 billion) (each amount set forth in this Section 4 refers to the book value).

The assets and liabilities to which NewCo succeeds from the Company in the Split will be respectively two hundred eleven billion Yen (¥211 billion) and one hundred eighty six billion Yen (¥186 billion). Among them, the assets and liabilities included on the Latest Balance Sheet are respectively two hundred eight billion Yen (¥208 billion) and one hundred eighty three billion Yen (¥183 billion), and the assets and liabilities to be added to the balance sheet as of September 30, 2001 are three billion Yen (¥3 billion) each.

Therefore, as the assets and liabilities of the Company based on the Latest Balance Sheet after reflecting the reduction of assets and liabilities due to the Split would be two trillion nine hundred fifty eight billion two hundred million Yen (¥2,958.2 billion) (including the twenty five billion Yen (¥25 billion) investment in NewCo) and two trillion five hundred thirty six billion five hundred million Yen (¥2,536.5 billion) respectively, the assets will be expected to comfortably exceed the liabilities.

②As to the profitability of the Company after the Split, there are currently no events foreseen that will affect substantially the ability of the Company to perform its liabilities.

③As a result, the Company considers that it should be capable of fulfilling its obligations.

(2) As to NewCo

①The assets and liabilities to which NewCo succeeds from the Company in the Split will be respectively two hundred eleven billion Yen (¥211 billion) and one hundred eighty six billion Yen (¥186 billion); and the assets and liabilities to which NewCo succeeds from ITOCHU in the Split will be respectively one hundred forty eight billion one hundred million Yen (¥148.1 billion) and one hundred twenty three billion one hundred million Yen (¥123.1 billion).

Therefore, as the assets and liabilities of NewCo as of the Date of Split are expected to be respectively three hundred fifty nine billion two hundred million Yen (¥359.2 billion) and three hundred nine billion two hundred million Yen (¥309.2 billion), the assets will be expected to comfortably exceed the liabilities.

②As to the profitability of NewCo after the Split, there are currently no events foreseen that will affect substantially the ability of NewCo to perform its liabilities.

③As a result, the Company considers that NewCo should be capable of fulfilling its obligations.

End

5. Contents of the balance sheet and the profit and loss statement required by the Commercial Code Article 374-2, Paragraph 1, Items 4 and 6

Please see Attachment I for the Balance Sheet and the Statement of Operations of the Company for the 77th fiscal year.

Please see Attachment II for the Balance Sheet and the Statement of Operations of ITOCHU for the 77 the fiscal year.

ATTACHMENTS

I. Financial Statements of Marubeni Corporation for the 77th Fiscal Year

II. Financial Statements of Itochu Corporation for the 77th Fiscal Year

III. VOTING FORM (SPECIMEN)

ATTACHMENT I

Financial Statements of Marubeni Corporation for the 77th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2001

ASSETS		Millions of yen		Thousands of U.S.dollars (Note)
Current assets :				
Cash and cash equivalents	¥	171,559	$	1,383,540
Notes receivable-trade		122,489		987,814
Accounts receivable-trade		734,658		5,924,661
Marketable securities		20,873		168,330
Inventories		84,934		684,951
Real estates for sale		123,503		995,991
Advance payments to suppliers		67,628		545,387
Prepaid expenses		12,393		99,943
Deferred income taxes		18,600		150,000
Accounts receivable-other		22,351		180,250
Accrued income		41,795		337,056
Short-term loans receivable		98,496		794,322
Other current assets		42,759		344,830
Allowance for doubtful accounts		(15,200)		(122,580)
Total current assets		**1,546,844**		**12,474,548**
Fixed assets :				
Property and equipement				
Buildings		58,897		474,975
Structures		5,266		42,467
Machinery & equipment		1,129		9,104
Vehicles		231		1,862
Furniture & fixtures		1,950		15,725
Land		149,770		1,207,822
Construction in progress		19		153
Total property and equipment		**217,265**		**1,752,137**
Intangible assets				
Rights		1,074		8,661
Computer software		11,491		92,669
Total intangible assets		**12,566**		**101,338**
Investments & others				
Investment securities		398,510		3,213,790
Investment securities of subsidiaries		399,251		3,219,766
Investment in capital		25,138		202,725
Investment in capital of subsidiaries		29,143		235,024
Long-term loans receivable		304,071		2,452,185
Doubtful accounts		106,156		856,096
Long-term prepaid expenses		7,947		64,088
Prepaid pension cost		89,807		724,250
Deferred income taxes		52,186		420,854
Other investments		74,691		602,346
Allowance for doubtful accounts		(123,078)		(992,564)
Total investments & others		**1,363,825**		**10,998,588**
Total fixed assets		**1,593,657**		**12,852,072**
Deferred charges :				
Bond issuing cost		643		5,185
Bond discounts		125		1,008
Total deferred charges		**768**		**6,193**
Total assets	¥	**3,141,270**	$	**25,332,822**

LIABILITIES		Millions of yen		Thousands of U.S. dollars (Note)
Current liabilities :				
Notes and acceptances payable-trade	¥	209,449	$	1,689,104
Accounts payable-trade		436,888		3,523,290
Short-term loans payable		396,237		3,195,459
Commercial paper		21,000		169,354
Current portion of bonds		63,000		508,064
Current portion of convertible debentures		588		4,741
Income taxes payable		143		1,153
Accrued expenses		27,984		225,677
Advance-payments received from customers		39,175		315,927
Deferred income		1,106		8,919
Deposits received		85,968		693,290
Other current liabilities		25,016		201,741
Total current liabilities		**1,306,557**		**10,536,750**
Long-term liabilities :				
Long-term loans payable		929,311		7,494,443
Bonds		402,100		3,242,741
Convertible debentures		78,765		635,201
Other long-term liabilities		2,856		23,032
Total long-term liabilities		**1,413,032**		**11,395,419**
Total liabilities		**2,719,590**		**21,932,177**
SHAREHOLDERS' EQUITY				
Common stock :				
Common stock		**194,039**		**1,564,830**
Statutory reserves :				
Additional paid-in capital		186,707		1,505,701
Legal reserve		18,843		151,959
Total statutory reserves		**205,550**		**1,657,661**
Retained earnings :				
Unappropriated retained earnings		**21,450**		**172,983**
(Net income for the current period)		4,001		32,266
Unrealized gains on other securities :				
Unrealized gains on other securities		**639**		**5,153**
Total shareholders' equity		**421,680**		**3,400,645**
Total liabilities & shareholders' equity	¥	**3,141,270**	$	**25,332,822**

Non-consolidated Statement of Operations and Unappropriated Retained Earnings

April 1, 2000-March 31, 2001

	Millions of yen	Thousands of U.S. dollars (Note)
Operating income & expenses :		
Sales	¥ 8,154,208	$ 65,759,741
Cost of sales	8,001,712	64,529,935
Gross profit	152,495	1,229,798
Selling, general & administrative expenses	131,165	1,057,782
Operating profit	**21,329**	**172,008**
Non-operating income & expenses :		
Non-operating income		
Interest income	35,206	283,919
Dividends	35,256	284,322
Miscellaneous income	19,697	158,846
	90,161	727,104
Non-operating expenses		
Interest expense	44,316	357,387
Interest expense on commercial paper	108	870
Miscellaneous expenses	12,003	96,798
	56,427	455,056
Ordinary income	**55,062**	**444,048**
Extraordinary items :		
Extraordinary gains		
Gain on sales of property and equipment	7,535	60,766
Gain on sales of investment securities	22,839	184,185
	30,374	244,951
Extraordinary losses		
Loss on sales of property and equipment	317	2,556
Loss on sales of investment securities	1,121	9,040
Revaluation loss of investment securities	16,249	131,040
Liquidation loss of subsidiaries and affiliated companies	18,449	148,782
Provision for doubtful accounts from subsidiaries and affiliated companies	1,850	14,919
Provision for specified overseas accounts	22,970	185,241
Bad debt loss on specified overseas accounts	16,490	132,983
Cumulative effect of exchange loss for prior periods	8,309	67,008
Special payments for early retirement	2,127	17,153
	87,885	708,750
Loss before income taxes	**2,448**	**19,741**
Provision (benefit) for income taxes		
Current	4,250	34,274
Deferred	(10,700)	(86,290)
Net income	**4,001**	**32,266**
Unappropriated retained earnings brought forward	17,448	140,709
Unappropriated retained earnings at March 31, 2001	**¥ 21,450**	**$ 172,983**

(Significant Accounting Policies)

1. Method of valuation of inventories
Inventories are stated at the lower of cost or market. Cost is determined by the specific cost method or the moving average cost method.

2. Method of valuation of assets other than inventory
(1) Securities:
① Trading securities: Trading securities are stated at fair value. Cost is determined by the moving average cost method.
② Held-to-maturity debt securities: Held-to-maturity debt securities are stated at amortized cost.
③ Investment securities of subsidiaries and affiliated companies: Investment securities of subsidiaries and affiliated companies are stated at cost determined by the moving average cost method.
④ Other securities:
Marketable securities: Marketable securities of other securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average method.
Non- marketable securities: Non- marketable securities of other securities are stated at cost determined by the moving average cost method.
(2) Derivative instruments: Derivative instruments are stated at fair value.
(3) Money trusts: Money trusts are accounted for in the same manner as securities based on holding purposes.

3. Depreciation of property and equipment is determined by the declining-balance method except for buildings of Marubeni Tama Center, and Tokyo and Osaka head office, which are depreciated by the straight-line method. In accordance with revisions of the Corporate Tax Law in 1998, buildings, excluding leasehold improvements, acquired after March 31, 1998 are depreciated using the straight-line method.

4. Depreciation of intangible assets is determined by the straight-line method. Computer software for internal use is depreciated by the straight-line method over its useful life of five years.

5. Bond issuing cost is amortized equally over three years. Bond discounts are amortized equally over the life of bonds.

6. Allowance for doubtful accounts on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful accounts on certain doubtful accounts is individually determined based on a review of their collectibility.

7. Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated plan assets at the balance sheet date. The transition adjustment (¥89,084 million) is amortized over 15 years. Prior service cost and unrecognized actuarial gain or loss will be amortized over 14.9 years, not exceeding the average remaining period of employment. Prepaid pension cost is net of employees' retirement benefits and it is shown in investments and others section on the balance sheet.

8. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

9. Accounting for hedges
(1) Accounting for hedges: Deferred method is generally applied while the fair value hedge accounting is applied for other securities. The special treatment for interest rate swap agreements is applied when conditions are met. When foreign exchange contracts are made to hedge foreign currency denominated receivables and payables, such receivables and payables are recorded at the contract rates.
(2) Hedging instrument and hedged item: Foreign exchange contracts, interest rate swap agreements, and commodity future contracts are, separately or collectively, utilized to hedge market risks such as foreign currency exchange rates, interest rates and market prices.
(3) Hedge policy: According to risk management policy established by each business unit, hedging activities on foreign currency, interest and commodity price risks are executed.
(4) Method of assessment of hedge effectiveness: The hedge effectiveness is assessed based primarily on the ratio analysis at the inception of the hedge and on an ongoing basis.

10. Consumption tax is accounted for by tax-exclusive method.

11. Interest expenses incurred during the ordinary developing period of large sized real estate development business (business with developing period over 2 years and cost exceeding ¥5,000 million) is capitalized as a part of developing cost of real estate.

(Additional Information)

1. Accounting for Employees' retirement benefits:

Marubeni Corporation ("the Company") has adopted a new accounting standard for employees' retirement benefits ("Opinion Concerning Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) for the year ended March 31, 2001. As a result of this change, ordinary income decreased by ¥663 million and loss before income tax increased by the same amount. Allowance for employees' retirement benefits previously recognized and payable for prior service costs for pension plan are included in Employees' retirement benefits. Prepaid pension cost in investments and others section on the balance sheet represents prepaid pension cost less Employees' retirement benefits of ¥5,192 million.

2. Accounting for financial instruments:

The Company has adopted a new accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) for the year ended March 31, 2001 and changed accounting for securities, derivative instruments and money trusts. As a result of these changes, ordinary income decreased by ¥6,981 million and loss before income tax decreased by ¥5,116 million.

Based on the holding purposes, trading securities, and debt securities classified as held-to-maturity and other securities due within one year are included in current assets, and the rest of the securities are included in fixed assets. As a result of this change, marketable securities in current assets decreased by ¥180,147 million and investment securities increased by ¥180,147 million.

3. Accounting for foreign currency transactions:

The Company has adopted the revised accounting standard for foreign currency transactions ("Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income increased by ¥10,372 million and loss before income taxes decreased by ¥2,063 million.

(Notes to balance sheet)

1. Due from subsidiaries				
Current	¥	217,512 million	$	1,754,129 thousand
Non-current	¥	155,051 million	$	1,250,411 thousand
Due to subsidiaries				
Current	¥	148,477 million	$	1,197,395 thousand
Non-current	¥	− million	$	− thousand
2. Common stock in treasury	¥	0 million	$	0 thousand
3. Accumulated depreciation of property and equipment	¥	40,233 million	$	324,459 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are office equipment such as computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	89,696	$	688,165
Short-term loans receivable	¥	56,784	$	461,103
Investment securities and Investment securities of subsidiaries	¥	423,830	$	1,380,001
Investment in capital and Investment in capital of subsidiaries	¥	49,288	$	192,788
Long-term loans receivable	¥	139,419	$	1,123,908
Accounts payable-trade	¥	68,019	$	527,197
Short-term loans payable	¥	59,276	$	477,183
Long-term loans payable	¥	131,394	$	1,049,652

6. Assets pledged as collateral	¥	111,188 million	$	896,677 thousand
7. Contingent liabilities				
a. Guarantees	¥	844,957 million	$	6,814,169 thousand
b. Commitment to guarantee	¥	249,923 million	$	2,015,508 thousand
c. Export bills discounted	¥	15,063 million	$	121,475 thousand
8.Earnings per share	¥	2.68	$	0.02

9.Effect to net asset regulated under Article 290 Paragraph 1 Item(4) of the Commercial Code

	¥	660 million	$	5,322 thousand

(Note to income statement)

Operating and non-operating transactions with subsidiaries				
Sales	¥	1,113,693 million	$	8,981,395 thousand
Purchases	¥	3,096,441 million	$	24,971,298 thousand
Non-operating transasctions	¥	23,235 million	$	187,379 thousand

Non-consolidated Statement of Appropriation of Unappropriated Retained Earnings

		Millions of yen		Thousands of U.S.dollars (Note)
Unappropriated retained earnings at March 31, 2001········	¥	21,450	$	172,983
Unappropriated retained earnings to be carried forward ···	¥	21,450	$	172,983

(Note)

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥124 to $1, the exchange rate prevailing at the balance sheet date.

ATTACHMENT II

Financial Statements of Itochu Corporation for the 77th Fiscal Year

Non-consolidated Balance Sheet

March 31, 2001

ASSETS	Millions of yen	Thousands of U.S.dollars (Note)
Current assets :		
Cash and cash equivalents	¥ 362,455	$ 2,923,024
Notes receivable-trade	114,322	921,951
Accounts receivable-trade	605,512	4,883,161
Marketable securities	676	5,451
Inventories	105,211	848,475
Real estates for sale	59,439	479,346
Advances to suppliers	21,646	174,564
Prepaid expenses	6,538	52,725
Deferred income taxes	20,969	169,104
Accrued income	16,494	133,016
Deposits	5,977	48,201
Short-term loans receivables	105,877	853,846
Other current assets	63,829	514,750
Allowance for doubtful receivables	(21,233)	(171,233)
Total current assets	**1,467,717**	**11,836,427**
Fixed assets :		
Property and equipment		
Buildings	54,402	438,725
Structures	3,822	30,822
Machinery & equipment	830	6,693
Vehicles	420	3,387
Furniture & fixtures	1,568	12,645
Land	103,334	833,338
Construction in progress	698	5,629
Total property and equipment	**165,077**	**1,331,266**
Intangible assets		
Trademark	7,611	61,379
Other intangible assets	12,480	100,645
Total intangible assets	**20,091**	**162,024**
Investments & others		
Investment securities	373,159	3,009,346
Investment securities of subsidiaries	292,573	2,359,459
Investment in capital	27,402	220,983
Investment in capital of subsidiaries	16,968	136,838
Long-term loans receivable	273,992	2,209,612
Doubtful accounts	339,458	2,737,564
Long-term prepaid expenses	4,454	35,919
Deferred income taxes	87,718	707,403
Other investments	63,258	510,145
Allowance for doubtful accounts	(349,218)	(2,816,274)
Total investments & others	**1,129,768**	**9,111,032**
Total fixed assets	**1,314,937**	**10,604,330**
Total assets	**¥ 2,782,655**	**$ 22,440,766**

LIABILITIES		Millions of yen		Thousands of U.S.dollars (Note)
Current liabilities :				
Notes and acceptances payable-trade	¥	166,048	$	1,339,096
Accounts payable-trade		420,029		3,387,330
Short-term loans payable		307,860		2,482,741
Current installment of bonds		250,000		2,016,129
Income taxes payable		32		258
Accrued expenses		58,204		469,387
Advances received from customers		45,732		368,806
Deposits received		46,578		375,629
Deferred income		4,365		35,201
Other current liabilities		19,117		154,169
Total current liabilities		**1,317,968**		**10,628,774**
Long-term liabilities :				
Long-term loans payable		844,016		6,806,580
Bonds		331,000		2,669,354
Employees' retirement benefits		15		120
Other long-term liabilities		25,146		202,790
Total long-term liabilities		**1,200,177**		**9,678,846**
Total liabilities		**2,518,146**		**20,307,629**
SHAREHOLDERS' EQUITY				
Common stock :				
Common stock		**174,749**		**1,409,266**
Statutory reserves :				
Capital surplus		**56,966**		**459,403**
Retained earnings :				
Unappropriated retained earnings		**25,488**		**205,548**
(Net income for the current period)		25,488		205,548
Unrealized gains on other securities :				
Unrealized gains on other securities		**7,304**		**58,903**
Total shareholders' equity		**264,508**		**2,133,129**
Total liabilities & shareholders' equity	¥	**2,782,655**	$	**22,440,766**

[Significant Accounting Policies]

1. Method of valuation of securities
Investment securities of subsidiaries and associated companies are stated at cost determined by the moving average cost method. For other securities, marketable securities are stated at fair value primarily based on market value at the balance sheet date. The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average cost method. Non- marketable securities are stated at cost determined by the moving average cost method.

2. Method of valuation of inventories
Inventories are stated at cost determined by the specific identification method except for certain inventories which are determined by the average cost method.

3. Method of depreciation of fixed assets
Depreciation is determined by the straight-line method. Computer software for internal use is depreciated by the straight-line method over its useful life of five years.

4. Accounting policies for major allowances
Allowance for doubtful receivables on general loans and receivables is determined based on historical bad debt loss ratio. Allowance for doubtful receivables on certain doubtful accounts is individually determined based on a review of their collectibility.
Employees' retirement benefits are recognized on an accrual basis, which is determined based on the projected benefit obligation and estimated plan assets at the balance sheet date. The transition adjustment (¥45,884 million) is fully expensed because of contribution of securities (¥45,845 million) to pension trust.

5. Finance leases which do not transfer ownership to lessees are accounted for in the same manner as operating leases.

6. Accounting for hedges

Deferred method and the fair value hedge accounting are applied. When foreign currency exchange contracts and currency swap agreements are made to hedge foreign currency denominated receivables and payables, such receivables and payables are recorded at rates under foreign currency exchange contracts and currency swap agreements. The special treatment for interest rate swap agreements is applied when conditions are met. Foreign exchange contracts, currency swap agreements, interest rate swap agreements, loan payable denominated in foreign currency, commodity future contracts and commodity forward contracts are utilized to hedge assets and liabilities exposed to fair value or cash flows risks. According to internal policy, hedging activities on market risk and cash flow risk are executed. The hedge effectiveness is assessed individually and hedge accounting is applied to those transactions which are identified as effective.

7. Interest expenses incurred during the ordinary developing period of large sized real estate development business is capitalized as a part of developing cost of real estate.

8. Consumption tax is accounted for by tax-exclusive method.

[Additional Information]

1. Accounting for accrued retirement and severance benefits:
ITOCHU Corporation ("the Company") has adopted a new accounting standard for employees' retirement benefits ("Opinion Concerning Establishment of Accounting Standard for Retirement Benefits" issued by the Business Accounting Deliberation Council on June 16, 1998) for the year ended March 31, 2001. As a result of this change, pension cost increased by ¥34,516 million and income before income taxes decreased by ¥34,516 million. Securities held by the Company were contributed to create a fund trust, and this resulted in an extra-ordinary gain on contribution in pension trust of ¥45,815 million.

2. Accounting for financial instruments:
The Company has adopted a new accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income and income before income taxes increased by ¥1,796 million and income before tax decreased by ¥4,714 million.
Based on the holding purposes, other securities due within one year are included in current assets, and the rest of the securities are included in fixed assets. As a result of this change, marketable securities in current assets decreased by ¥155,696 million and investment securities are increased by ¥155,696 million.

3. Accounting for foreign currency transaction:
The Company has adopted the revised accounting standard for foreign currency transaction ("Accounting Standards for Foreign Currency Transactions" issued by the Business Accounting Deliberation Council on October 22, 1999) for the year ended March 31, 2001. As a result of this change, ordinary income and income before income taxes increased by ¥3,033 million.

[Notes to balance sheet]

1. Due from subsidiaries

Current	¥	161,202 million	$	1,300,016 thousand
Non-current	¥	231,409 million	$	1,866,201 thousand

Due to subsidiaries

Current	¥	78,713 million	$	634,782 thousand
Non-current	¥	2,537 million	$	20,459 thousand

2. Treasury stock included in other current assets	¥	1 million	$	8 thousand
3. Accumulated depreciation of property and equipment	¥	52,449 million	$	422,975 thousand

4. In addition to property and equipment shown on the balance sheet, major assets used under lease contracts are computers.

5. Major assets and liabilities denominated in foreign currencies.

		Millions of yen		Corresponding principal foreign currency amounts in thousand
Accounts receivable-trade	¥	86,687	$	664,835
Investment securities and Investment securities of subsidiaries	¥	292,107	$	1,322,073
Long-term loans receivable	¥	108,761	$	875,381
Notes and acceptances payable-trade	¥	54,350	$	426,989
Accounts payable-trade	¥	80,588	$	594,898
Short-term loans payable	¥	27,354	$	218,136
Long-term loans payable	¥	122,303	$	958,442

6. Assets pledged as collateral	¥	228,300 million	$	1,841,129 thousand

7. Current portion of deferred gain from hedging activities of ¥1,426 million and deferred loss from hedging activities of ¥603 million are balanced out and the remainder of ¥822 million is included in other current liabilities.
Non-current deferred gain of ¥4,162 million and deferred loss of ¥10,438 million are also balanced out and the remainder of ¥6,275 million is included in other investments.

8. Contingent liabilities

a. Guarantees	¥	741,975 million	$	5,983,669 thousand
b. Export bills discounted	¥	35,787 million	$	288,604 thousand
c. Bills endorsed	¥	1,145 million	$	9,233 thousand

Guarantees include acts similar to guarantees.

9. The amount excluded in determination of retained earnings available for dividends in accordance with Article 290 Paragraph 1 Item(4) of the Commercial Code

Increase in net assets resulted from revaluation of assets to fair value	¥	8,346 million	$	67,306 thousand
10. Earnings per share	¥	17.88	$	0.14

Non-consolidated Statement of Operations and Unappropriated Retained Earnings

April 1, 2000-March 31, 2001

		Millions of yen		Thousands of U.S. dollars (Note)
Operating income & expenses :				
Sales	¥	9,856,964	$	79,491,645
Cost of sales		9,702,566		78,246,500
Gross profit		154,397		1,245,137
Selling, general & administrative expenses		143,083		1,153,895
Trading income		**11,314**		**91,241**
Non-operating income & expenses :				
Non-operating income				
Interest income		29,541		238,233
Dividends		48,491		391,056
Miscellaneous income		18,125		146,169
		96,158		775,467
Non-operating expenses				
Interest expense		45,023		363,088
Miscellaneous expenses		31,694		255,596
		76,718		618,693
Ordinary income		**30,753**		**248,008**
Extraordinary items :				
Extraordinary gains				
Profit on sales of property and equipment		968		7,806
Profit on sales of investment securities		114,906		926,661
Profit on contribution in pension trust		45,815		369,475
		161,690		1,303,951
Extraordinary losses				
Loss on sales of property and equipment		300		2,419
Loss on sales of investment securities		8,249		66,524
Revaluation loss of investment securities		19,514		157,370
Loss on sales of investment real estate		31		250
Revaluation loss of golf membership		6,510		52,500
Liquidation loss of subsidiaries and affiliated companies		39,388		317,645
Provision for specified overseas accounts		15,031		121,217
Amortization of transition adjustment of accounting for employees' retirement benefit		45,884		370,032
		134,911		1,087,991
Income before income taxes		**57,532**		**463,967**
Income taxes				
Current		3,954		31,887
Deferred		28,090		226,532
Net income		**25,488**		**205,548**
Unappropriated retained earnings brought forward		-		-
Unappropriated retained earnings at March 31, 2001	¥	**25,488**	$	**205,548**

[Note to income statement]

Operating and non-operating transactions with subsidiaries

Sales	¥	980,784 million	$	7,909,548 thousand
Purchases	¥	1,235,598 million	$	9,964,500 thousand
Non-operating transactions	¥	18,995 million	$	153,185 thousand

(Note)

The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan, and has been made at ¥124 to $1, the exchange rate prevailing at the balance sheet date.

ATTACHMENT III

【Specimen】 This document is an English translation of the Japanese voting form and is provided for explanatory purposes only. The original Japanese form, rather than this translation, must be used to cast a valid vote.

VOTING FORM

77

TO MARUBENI CORPORATION

I exercise my voting right as indicated on the right (For/Against shall be indicated with a ○ mark) to each proposition of the 77th Ordinary General Meeting of Shareholders of Marubeni Corporation to be held on June 27, 2001, as follows.
In case of a continued or an adjourned session of the Meeting, I exercise my voting rights as mentioned above.

June ___, 2001

Serial Number of Shareholder ________ | Shares with Voting Rights ________ shares

Item #1	Item #2	Item #3	Item #4	Item #5	Item #6	Item #7
For	For	For (except for Candidate No.)	For (except for Candidate No.)	For	For	For
Against	Against	Against	Against	Against	Against	Against

In case For/Against is not shown to a Proposition, your decision for that item of business will be regarded as approval.
MARUBENI CORPORATION


(seal)